Form 20-F
period 2008-12-31
Invitel Holdings A/S
filed 2009-05-15
CIK 1450598

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934

Commission file number 000-53587

Invitel Holdings A/S

(Exact name of Registrant as specified in its charter)

Denmark

(Jurisdiction of incorporation or organization)

Puskas Tivador u. 8-10, H-2040 Budaors, Hungary

(Address of principal executive offices)

Peter T. Noone

General Counsel, Invitel Holdings A/S

1201 Third Avenue, Suite 3400

Seattle, WA 98101-3034

Telephone: 206-654-0204

Facsimile: 206-652-2911

(Name, Telephone, Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares of EUR 0.01 each American Depository Shares, each representing one Ordinary Share, EUR 0.01 per Ordinary Share	NYSE Amex Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2008 was:

16,425,733 shares of common stock (subsequently converted to Ordinary Shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days.    ☒   Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐  Large accelerated filer    ☒  Accelerated filer    ☐  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Preliminary Note

On February 24, 2009, the stockholders of Hungarian Telephone and Cable Corp., a Delaware company (“HTCC”), approved the adoption of an agreement and plan of merger among HTCC, Invitel Sub LLC, a Delaware limited liability company (“MergeCo”), and Invitel Holdings A/S, a Danish company (“Invitel Holdings”), whereby HTCC would effectively change its place of incorporation from Delaware to Denmark by merging HTCC with and into MergeCo, which would be the surviving company and become a wholly owned direct subsidiary of Invitel Holdings, and pursuant to which each share of HTCC would automatically be converted into the right to receive one American depositary share of Invitel Holdings representing one ordinary share of Invitel Holdings.

On February 26, 2009, the merger and reorganization were completed and the HTCC shareholders became holders of American depositary shares of Invitel Holdings.

Invitel Holdings’ American depositary shares and the underlying ordinary shares are registered with the Securities and Exchange Commission (the “SEC”) pursuant to Section 12 of the Securities Exchange Act of 1934. Invitel Holdings is a “foreign private issuer” as defined in Rule 3b-4 of the General Rules and Regulations Under the Securities Exchange Act of 1934. As a foreign private issuer, Invitel Holdings is required to file with the SEC Annual Reports on Form 20-F. Pursuant to subsection (g) of Rule 12g-3 “Registration of Securities of Successor Issuers Under Section 12(b) or Section 12(g)” of the General Rules and Regulations Under the Securities Exchange Act of 1934, Invitel Holdings is required to file with the SEC, as successor issuer to HTCC, an annual report for 2008 containing such information that would be required if filed by HTCC, Invitel Holdings’ predecessor.

HTCC would have been required to file an annual report containing the disclosure required by SEC Form 10-K with financial statements prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). Accordingly, this Annual Report of Invitel Holdings on Form 20-F contains such information (including the numbers, captions and text of all items of Form 10-K) that HTCC would have filed but for the completion of the reorganization merger.

For 2009, and as permitted by the SEC, Invitel Holdings currently intends to prepare its financial statements in accordance with International Financial Reporting Standards (“IFRS”) and to change its reporting currency from U.S. dollars to euros.

CERTAIN DEFINITIONS AND PRESENTATION OF GENERAL INFORMATION

In this annual report, unless indicated otherwise in this report or the context requires otherwise, the following definitions shall apply:

American Depositary Shares (ADS). A security that allows shareholders in the United States to hold and trade interests in foreign-based companies more easily. ADSs are often evidenced by certificates known as American depositary receipts, or ADRs. Invitel Holdings A/S is a Danish corporation that issues ordinary shares. Each Invitel Holdings A/S ADS represents one Invitel Holdings A/S ordinary share.

Common Stock. The common stock of Hungarian Telephone and Cable Corp., par value $0.001.

Company. Hungarian Telephone and Cable Corp., together with its consolidated subsidiaries (succeeded by Invitel Holdings A/S, as successor to Hungarian Telephone and Cable Corp., and its consolidated subsidiaries).

DKK. The Danish kroner, which is the lawful currency of Denmark.

E.U. The European Union.

EU-15. A reference to the following member countries of the European Union: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom.

Euro, € or EUR. The euro, which is the lawful currency of the participating member states of the E.U.

Euroweb. Euroweb Hungary and Euroweb Romania, collectively.

Euroweb Hungary. Euroweb Internet Szolgáltató ZRt., a Hungarian company, which was an indirect subsidiary of HTCC until it merged into Invitel effective January 1, 2008.

Euroweb Romania. Euroweb Romania S.A., a Romanian company, which was an indirect subsidiary of HTCC (now an indirect subsidiary of Invitel Holdings).

FASB. The Financial Accounting Standards Board.

forint or HUF. The Hungarian forint, which is the lawful currency of the Republic of Hungary.

historical concession area. Each of the 54 geographically defined concessions areas for local public fixed line voice telephony service in Hungary which, prior to 2002, were served by local telephone operators with exclusive rights and responsibilities for providing local fixed line telecommunications services.

Holdco I. HTCC Holdco I B.V., a company incorporated in the Netherlands, which was an indirect subsidiary of HTCC (now an indirect subsidiary of Invitel Holdings).

Holdco II. HTCC Holdco II B.V., a company incorporated in the Netherlands, which was an indirect subsidiary of HTCC (now an indirect subsidiary of Invitel Holdings).

HTCC. Hungarian Telephone and Cable Corp., a Delaware company and the parent company prior to the Reorganization which was completed on February 26, 2009. HTCC was merged out of existence following the completion of the Reorganization merger and succeeded by Invitel Holdings.

HTCC Subsidiaries. All of the subsidiary companies that were directly or indirectly owned by HTCC (now directly or indirectly owned by Invitel Holdings).

Hungarotel. Hungarotel Távközlési Zrt., a Hungarian company, which was an indirect subsidiary of HTCC until it merged into Invitel effective January 1, 2008.

Hungarotel historical concession areas. The areas in which Hungarotel operated five telecommunications concessions granted by the Hungarian government on an exclusive basis until 2002.

Invitel. Invitel Távközlési Zrt., a Hungarian company, which was an indirect subsidiary of HTCC (now an indirect subsidiary of Invitel Holdings).

Invitel Acquisition. The acquisition by the Company of Matel Holdings and its direct and indirect subsidiaries, including its principal operating subsidiaries Invitel and Euroweb, which acquisition was completed on April 27, 2007.

Invitel historical concession areas. The areas in which Invitel operated nine telecommunications concessions granted by the Hungarian government on an exclusive basis until 2002.

Invitel Holdings. Invitel Holdings A/S, a Danish company, and the parent company (as successor to Hungarian Telephone and Cable Corp.) following the Reorganization which was completed on February 26, 2009.

Invitel Holdings ADSs. The American Depositary Shares or ADSs that represent Invitel Holdings A/S’s ordinary shares. Each Invitel Holdings A/S ADS represents one Invitel Holdings A/S ordinary share.

Invitel Holdings Hungary. Invitel Holdings Hungary Kft., a Hungarian company, which was a direct subsidiary of HTCC (now a direct subsidiary of Invitel Holdings).

Invitel International. Invitel International AG, an Austrian company which was an indirect subsidiary of HTCC (now an indirect subsidiary of Invitel Holdings). Memorex Telex Communications AG was renamed Invitel International AG effective July 25, 2008.

Invitel International Hungary. Invitel International Hungary Kft., a Hungarian company, which was an indirect subsidiary of HTCC (now an indirect subsidiary of Invitel Holdings).

Invitel Technocom. Invitel Technocom Kft, a Hungarian company, which was an indirect subsidiary of HTCC (now an indirect subsidiary of Invitel Holdings). PanTel Technocom Kft. was renamed Invitel Technocom Kft. effective January 1, 2008.

Invitel Telecom. Invitel Telecom Kft., a Hungarian company, which was an indirect subsidiary of HTCC (now an indirect subsidiary of Invitel Holdings). Tele2 Magyarország Kft. was renamed Invitel Telecom Kft. effective January 1, 2008.

Matel. Magyar Telecom B.V., a company incorporated in The Netherlands, which was an indirect subsidiary of HTCC (now an indirect subsidiary of Invitel Holdings).

Matel Holdings. Matel Holdings N.V., a company incorporated in The Netherlands Antilles, which was an indirect subsidiary of HTCC (now an indirect subsidiary of Invitel Holdings).

Memorex. Memorex Telex Communications AG, an Austrian company, together with its consolidated subsidiaries. Memorex Telex Communications AG was renamed Invitel International AG effective July 25, 2008.

Memorex Acquisition. The acquisition by the Company of 95.7% of the outstanding equity of Memorex, which acquisition was completed on March 5, 2008. We acquired the remaining minority interest on August 28, 2008.

Memorex Subsidiaries. The consolidated subsidiaries of Memorex (now Invitel International AG’s subsidiaries).

NHH. The Hungarian National Communications Authority.

our historical concession areas or the Company’s historical concession areas. The Hungarotel historical concession areas and the Invitel historical concession areas combined.

Ordinary Shares. The shares issued by Invitel Holdings A/S with a nominal value of EUR 0.01 each.

PanTel. PanTel Távközlési Kft., a Hungarian company, which was an indirect subsidiary of HTCC until it merged into Invitel effective January 1, 2008.

PanTel Technocom. PanTel Technocom Kft, a Hungarian company, which was an indirect subsidiary of HTCC (now an indirect subsidiary of Invitel Holdings A/S). PanTel Technocom Kft. was renamed Invitel Technocom Kft. effective January 1, 2008.

Registrant. Refers to Invitel Holdings A/S as successor to Hungarian Telephone and Cable Corp., which is the parent company and registered with the United States Securities and Exchange Commission.

Reorganization. The Reorganization completed on February 26, 2009 pursuant to which HTCC effectively changed its place of incorporation from Delaware to Denmark by merging HTCC with and into a wholly owned subsidiary of Invitel Holdings A/S, a newly formed company in Denmark that we created for the purpose of the Reorganization. Each share of HTCC was converted into the right to receive one American Depositary Share of Invitel Holdings A/S. After completion of the Reorganization, Invitel Holdings A/S and its subsidiaries continue to conduct the business formerly conducted by HTCC and its subsidiaries.

Report. This annual report on Form 20-F for the fiscal year ended December 31, 2008.

RIO. Reference Interconnect Offer.

RUO. Reference Unbundling Offer.

SEC. The United States Securities and Exchange Commission.

SMP. Significant Market Power. A telecommunications services provider, which has been designated with significant market power following a market analysis by the Hungarian regulatory authorities.

T-Com. The brand name under which Magyar Telekom Plc. operates its fixed line telecommunications business in Hungary.

TDC. TDC A/S, a Danish company (formerly known as Tele Danmark A/S), together with its affiliates. TDC is our majority stockholder and owns approximately 64.6% of our outstanding equity.

Tele2 Hungary. Tele2 Magyarország Kft., a Hungarian company, which was an indirect subsidiary of HTCC (now an indirect subsidiary of Invitel Holdings A/S). Tele2 Magyarország Kft. was renamed Invitel Telecom Kft. effective January 1, 2008.

Tele2 Hungary Acquisition. The acquisition by the Company of Tele2 Hungary, which acquisition was completed on October 18, 2007.

U.S. dollar, USD or $. The U.S. dollar, which is the lawful currency of the United States of America.

V-holding. V-holding Tanácsadó Zrt., a Hungarian company, which was an indirect subsidiary of HTCC until it merged into Invitel effective January 1, 2008.

we, us and our. Refers to the Company.

In addition, we have included a glossary of certain technical terms used in this Report under the heading “Glossary of Terms”.

GLOSSARY OF TERMS

Our industry uses many terms and acronyms that may not be familiar to you. To assist you in reading this Report, we have provided below definitions of some of these terms.

Access or Telephone Lines. Telephone lines reaching from the customer’s premises to a connection with the telephone service provider’s network. When we refer to our access lines or telephone lines, we include our customers with either a wired or fixed wireless connection to our network.

Access Network. The part of the telecommunications network which connects the end users to the backbone.

Average Revenue Per User (ARPU). The average revenue per user.

Asynchronous Transfer Mode (ATM). An international high-speed, high-volume, packet-switching protocol which supplies bandwidth on demand and divides any signal (voice, data or video) into efficient, manageable packets for ultra-fast switching.

Backbone. A centralized high-speed network that interconnects smaller, independent networks.

Bitstream Access. The provision of broadband access on local loops using DSL technology.

Bandwidth. The number of bits of information which can move through a communications medium in a given amount of time (normally measured in bits per second).

Broadband. High speed access to the Internet. Telecommunication in which a wide band of frequencies is available to transmit information. Because a wide band of frequencies is available, information can be multiplexed and sent on many different frequencies or channels within the band concurrently, allowing more information to be transmitted in a given amount of time. Various definers have assigned a minimum data rate to qualify as broadband.

Cable Modem. A device that enables a PC to connect to the cable TV network and receive data at a high speed.

Carrier Selection (CS). The ability to select the telecommunications service provider for certain calls on a call-by-call basis, whereby a telecommunications service provider different from the default telecommunications service provider may be selected by the customer by dialing a prefix when making certain calls.

Carrier Pre-Selection (CPS). The ability to select the telecommunications service provider for certain calls on a pre-set basis so that the selected telecommunications service provider is the default telecommunications service provider on such calls without having to dial a prefix.

Central Office (CO). The site with the local telecommunications services provider’s equipment that routes calls to and from customers. It also connects customers to Internet Service Providers and long distance carriers.

Churn. A measure of customers who stop purchasing our services as manifested by the loss of either voice traffic (as measured in minutes) or lines, leading to reduced revenue.

Co-location. A type of service where the customer’s telecommunications equipment and/or other hardware and equipment is housed within the provider’s facilities usually for the purpose of connecting the customer’s network with other networks. The co-location provider is typically responsible for power and connectivity.

Dark Fiber. Unused fiber optic cable. Fiber optic cables convey information in the form of light pulses so that “dark” fiber means that no light pulses are being sent over the fiber optic cable.

Dense Wavelength Division Multiplexing (DWDM). A way of increasing the capacity of fiber optic networks. DWDM carries multiple colors of light, or multiple wavelengths on a single strand of fiber.

Digital. A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. The precise digital numbers minimize distortion (such as graininess or snow in the case of video transmission, or static or other background distortion in the case of audio transmission).

Digital Subscriber Line (DSL). An access technology that allows voice and high-speed data to be sent simultaneously over local exchange service copper facilities.

Ethernet. A local area network architecture. It is the most common type of connection computers use in a local area network. An Ethernet port looks much like a regular phone jack, but is slightly wider. This port can be used to connect a computer to another computer, a local network, or an external DSL or cable modem.

Fiber Optic Cable. A type of cable made from hair-thin glass (rather than copper) through which information travels as light. Fiber optic cables have a much greater bandwidth capacity than metal cables. Fiber optic cables form the basis for telecommunication providers’ backbone networks in transmitting information long distances.

Fixed Lines/Fixed Telephone Lines. Refers to both wireline and fixed wireless telephone access lines.

Fixed Wireless. The operation of wireless devices (such as a telephone) in fixed locations such as homes and offices. The geographic range of the mobility is limited to a small area.

Frame Relay. A high speed switching technology, primarily used to interconnect multiple local area networks.

GSM. Global system for mobile communications.

Incumbent. The dominant operator which was licensed to enter the market and establish a proprietary network under the protection of a regulatory monopoly.

Incumbent Local Telephone Operator (ILTO). A traditional fixed line telecommunications services provider that, until 2002, had the exclusive right and responsibility for providing local telecommunications services in certain local service areas within Hungary.

Integrated Services Digital Network (ISDN). A telecommunications standard that uses digital transmission technology to support voice, video and data communication applications over regular telephone lines.

Internet. A public network based on a common communication protocol which supports communication through the world wide web.

Internet Protocol (IP). A protocol for transferring information across the Internet in packets of data.

Internet Service Provider (ISP). A business that provides Internet access to customers.

ISDN2. ISDN access with two channels designed primarily for residential use.

ISDN30. ISDN access with 30 channels designed primarily for business use.

Last Mile. The telecommunications technology that connects the customer’s premises directly to the network of the telecommunications provider, traditionally a wired connection through a twisted pair copper wire telephone cable (in the case of the telecommunications provider) or a coaxial cable (in the case of a cable television operator) but it can also be a fixed wireless connection.

Leased Lines. A telephone line (a direct circuit or channel) specifically dedicated to an end-user organization for the purpose of directly connecting two or more of that organization’s sites. They are used to transmit voice, data or video between the sites.

Local Area Network (LAN). A network located in a single location such as a floor, department or building.

Local Loop. The telephone line that runs from the local telephone company’s equipment to the end user’s premise. The local loop can be made up of fiber, copper or wireless media. It usually refers to the wired connection from a telephone company’s central office in a local area to its customer’s premises.

Local Loop Unbundling (LLU). The process of making the local loop available to the local loop owner’s competitors.

LRIC. A cost accounting methodology focusing on long-run incremental costs.

Managed Leased Line. A leased line monitored, managed and controlled by a network management system offering an increased level of flexibility, reliability and security.

Metropolitan Area Network (MAN). A network that covers a metropolitan area such as a portion of a city. The area is larger than that covered by a local area network but smaller than the area covered by a wide area network.

Mobile. Generally refers to wireless or cellular telecommunications with limited geographical constraints.

Multiplexing. The combination of multiple analog or digital signals for transmission over a single line.

Multiprotocol Label Switching (MPLS). A widely supported method of speeding up data communications over combined IP/ATM networks.

Network. An arrangement of data devices that can communicate with each other such as the telephone network over which telephones and modems communicate with each other.

number portability. The ability of a customer to transfer from one telecom operator to another and retain the original telephone number.

Point of Presence (POP). The physical location where the line from a long distance carrier or the server of an Internet Service Provider connects to the line of the local telecommunications service provider (usually at the local telephone company’s central office).

Point to Multipoint (PMP). Refers to the use of microwave technology to link the telecommunications service provider’s point-of-presence with a number of remote customer locations.

Point to Point (PP). Refers to the use of microwave technology to link the telecommunications service provider’s point-of-presence directly with one single customer location.

Public Switched Telephone Network (PSTN). A traditional landline network for voice telephony.

SME. Refers to small and medium-sized enterprises.

SoHo. Refers to small office/home office.

Synchronous Digital Hierarchy (SDH). The international standard for synchronous data transmission over fiber optic cables. The North American equivalent of SDH is SONET.

Transit Services. An interconnection service whereby a carrier provides transportation services for information (voice, data and video) by linking two networks that are not directly interconnected.

Tier 1 Provider. A Tier 1 provider is a network operator of an IP network which connects to the entire Internet solely via Settlement Free Interconnection, commonly known as “peering”. Tier 1 providers have service level agreements which include 99.9% uptime guarantees, impressive security, continuous and clean power and protection from fire, earthquakes and other disasters.

Unbundling. The granting of unbundled access to the local loop so that the third party operators requesting access to the local loop are not required to purchase interconnection services from the incumbent operator; also referred to as “local loop unbundling”.

Universal Mobile Telecommunications System (UMTS). A third generation (3G) wireless system designed to provide a wide range of voice, high speed data and multimedia services.

Virtual Local Area Network (VLAN). A network architecture which allows geographically distributed users to communicate as if they were on a single physical local area network.

Virtual Private Network (VPN). A private network that operates securely within a public network (such as the Internet) by means of encrypting transmissions. It provides the functions and features of a private network without the need for dedicated private lines between different end-user organization’s sites. Each end-user organization’s site connects to the network provider’s network rather than directly to the end-user’s other sites.

Voice over Internet Protocol (VoIP). The transmission of voice using Internet-based technology over a broadband connection rather than a traditional wire and switch-based telephone network.

Wholesale naked DSL. The provision of DSL services on a stand-alone basis without fixed line voice services.

Wide Area Network (WAN). A geographically dispersed network that is housed in more than one location. Its area is larger than that covered by a metropolitan area network.

Wireless Local Loop. A wireless connection between the customer’s premises and the telephone company’s central office.

Worldwide Interoperability for Microwave Access (WiMAX). A telecommunications technology that provides for the wireless transmission of data using a variety of transmission modes.

In addition, we have included a list of certain other defined terms used in this Report under the heading “Certain Definitions and Presentation of General Information”.

EXCHANGE RATE INFORMATION

In this Report certain amounts stated in euros or forint have also been stated in U.S. dollars solely for the informational purposes of the reader, and should not be construed as a representation that such euro or forint amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise stated or the context otherwise requires, such amounts have been stated at December 31, 2008 exchange rates.

Forint per Euro

The following table sets out, for the periods and dates indicated, the period-end, average, high and low official rates set by the National Bank of Hungary for forint per EUR 1.00. We make no representation that the forint amounts referred to in this Report could have been or could be converted into any currency at any particular rate or at all. As of May 8, 2009, the rate was 278.71.

	Forint/Euro Exchange Rates
	Period-End	Average	High	Low
	(amounts in HUF/EUR 1.00)
Year
2004	245.93	251.68	270.00	243.42
2005	252.73	248.05	255.93	241.42
2006	252.30	264.27	282.69	249.55
2007	253.35	251.31	261.17	244.96
2008	264.78	251.25	275.79	229.11

Forint per U.S. Dollar

The following table sets out, for the periods and dates indicated, the period-end, average, high and low official rates set by the National Bank of Hungary for forint per $1.00. We make no representation that the forint amounts referred to in this Report could have been or could be converted into any currency at any particular rate or at all. As of May 8, 2009, the rate was 207.73.

	Forint/$ Exchange Rates
	Period-End	Average	High	Low
	(amounts in HUF/$1.00)
Year
2004	180.29	202.63	217.24	180.19
2005	213.58	199.66	217.54	180.58
2006	191.62	210.51	225.01	191.02
2007	172.61	183.83	199.52	171.13
2008	187.91	171.80	218.76	144.11

U.S. Dollar per Euro

The following table sets out, for the periods and dates indicated, the period-end, average, high and low official rates set by the National Bank of Hungary for U.S. dollar per EUR 1.00. We make no representation that the euro amounts referred to in this Report could have been or could be converted into any currency at any particular rate or at all. As of May 8, 2009, the rate was 1.34.

	$/Euro Exchange Rates
	Period-End	Average	High	Low
	(amounts in HUF/$1.00)
Year
2004	1.36	1.24	1.36	1.18
2005	1.18	1.24	1.35	1.17
2006	1.32	1.26	1.33	1.18
2007	1.47	1.37	1.49	1.29
2008	1.41	1.46	1.60	1.24

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. Statements that are not historical facts are forward-looking statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on our estimates and assumptions and are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied in the statements. Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) are only predictions or statements of current plans, which we review continuously. For all forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

The following important factors, along with those factors discussed elsewhere in this Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission, could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements:

•	Our inability to execute our business strategy;

•	Costs or difficulties related to the Reorganization and related transactions, which could be greater than expected;

•	The continuing effects of the global economic crisis and in particular the effects of the recent macroeconomic issues affecting the Hungarian economy;

•

Changes in the growth rate of the overall Hungarian, E.U. and Central and South Eastern European economies such that inflation, interest rates, currency exchange rates, business investment and consumer spending are impacted;

•	Our ability to effectively manage and otherwise monitor our operations, costs, regulatory compliance and service quality;

•	Changes in consumer preferences for different telecommunication technologies, including trends toward mobile and cable substitution;

•	Our ability to generate growth or profitable growth;

•	Material changes in available technology and the effects of such changes including product substitutions and deployment costs;

•	Our ability to retain key employees;

•	Political changes in Hungary;

•

Changes in our accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on our financial results;

•	Our ability to successfully complete the integration of any businesses or companies that we may acquire into our operations; and

•	The factors referred to in the “Risk Factors” section of this Report.

You should consider these important factors in evaluating any forward-looking statements in this Annual Report on Form 20-F or otherwise made by us or on our behalf. We urge you to read the entire Report for a more complete discussion of the factors that could affect our future performance, the Hungarian and Central and South Eastern European telecommunications industry and Hungary in general. In light of these risks, uncertainties and assumptions, the events described or suggested by the forward-looking statements in this Report may not occur.

Except as required by law or applicable stock exchange rules or regulations, we undertake no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Report.

PART I

Item 1. Business.

Company Overview

Hungarian Telephone and Cable Corp. was incorporated in Delaware in 1992 as a holding company to acquire concessions from the government of the Republic of Hungary to own and operate local fixed line telecommunications networks in Hungary as Hungary privatized its telecommunications industry.

We are the second largest fixed line telecommunications services provider in Hungary and the incumbent provider of fixed line telecommunications services to residential and business customers in our 14 historical concession areas, where we have a dominant market share. We are also the number one alternative fixed line operator outside our historical concession areas in Hungary, and we are the number one independent wholesale provider of data and capacity services in Central and South Eastern Europe.

We provide telecommunications services in Hungary and in the region through our Hungarian and other operating subsidiaries under our common brand: Invitel. We also provide Internet and data services to business customers in Romania through our Romanian subsidiary, Euroweb Romania.

Our historical concession areas are geographically clustered and cover an estimated 2.1 million people, representing approximately 21% of Hungary’s population. Outside our historical concession areas, we believe that we are well positioned to continue to grow our revenue and market share using our fully owned state-of-the-art backbone network, our experienced sales force and our comprehensive portfolio of services. Our extensive fiber optic backbone network (comprising approximately 8,500 route kilometers in Hungary) provides us with nationwide and international reach. It allows business and wholesale customers in particular, to be connected directly to our network to access voice, data and Internet services.

Outside Hungary, we are the leading independent provider of wholesale data and capacity services throughout Central and South Eastern Europe. Our regional fiber optic backbone network comprises 23,000 route kilometers of fiber with 40 major points of presence in 19 countries. Our clients include the incumbent telecommunications services providers in these countries as well as alternative fixed line telecommunications services providers, mobile operators, cable television operators and Internet Service Providers. We also provide services to telecommunication services providers from Western Europe and the United States, enabling them to meet the regional demands of their corporate clients.

We operate in the following four market segments:

•

Mass Market Voice. We provide a full range of basic and value-added voice-related services to our residential and small office and home office (“SoHo”) customers both inside and outside our historical concession areas. These services include local, national and international calling, voicemail, fax, Integrated Services Digital Network (“ISDN”) and directory assistance services.

•

Mass Market Internet. We provide Digital Subscriber Line (“DSL”) broadband and dial-up Internet services to our Mass Market customers nationwide. Since June 2008, we have also provided IPTV (TV delivered over DSL broadband connections) services to customers in most of our historical concession areas, and introduced these services in our remaining historical concession areas in February.

•

Business. We provide fixed line voice, data, Internet and server hosting services to business (comprised of small and medium-sized enterprises (“SMEs”) and larger corporations), government and other institutional customers nationwide.

•

Wholesale. We provide voice, data and network capacity services on a wholesale basis to a number of other telecommunications and Internet Service Providers both within Hungary and across the Central and South Eastern Europe region.

We have a diversified revenue and cash flow base, reducing our susceptibility to market pressures in any particular market segment. For the year ended December 31, 2008, we derived approximately 28% of our revenue from Mass Market Voice, 10% from Mass Market Internet, 27% from Business and 35% from Wholesale. See Note 17 “Segments” in the Notes to Consolidated Financial Statements for information on revenue by segment, gross margin by segment and net book value of assets by country. The assets outside of Hungary are mainly attributable to the Wholesale segment.

As of December 31, 2008, we had approximately 382,000 telephone lines connected to our network within our historical concession areas to service Mass Market Voice customers and we had approximately 440,000 active Mass Market Voice customers outside our historical concession areas connected primarily through Carrier Pre-Selection (“CPS”) and Carrier Selection (“CS”) (with a small amount connected through Local Loop Unbundling, “LLU”). This is compared to December 31, 2007 when we had approximately 405,000 telephone lines in service within our historical concession areas to service Mass Market Voice customers and approximately 664,000 active Mass Market Voice customers connected through indirect access outside our historical concession areas. The decrease in the number of active Mass Market Voice customers outside our historical concession areas from 664,000 as of December 31, 2007 to 440,000 as of December 31, 2008 is due to churn of low value CS and CPS customers.

As of December 31, 2008, we had approximately 139,000 Mass Market broadband DSL customers, of which approximately 112,000 were connected directly to our networks within our historical concession areas and 27,000 were outside our historical concession areas and serviced principally by our purchasing wholesale DSL services from the incumbent local telephone operator, primarily T-Com. T-Com is the brand name under which Magyar Telekom Plc. operates its fixed line telecommunications business in Hungary. This compares to December 31, 2007 when we had 122,000 broadband DSL customers. The number of IPTV customers increased to 4,005 as of December 31, 2008 since June 2008, when we introduced this service.

As of December 31, 2008, we had approximately 48,000 voice telephone lines connecting business customers within our historical concession areas, compared to approximately 47,000 lines at 2007 year end. Outside our historical concession areas, we had approximately 58,000 direct access voice telephone lines and approximately 12,000 indirect access voice telephone lines as of December 31, 2008, compared to approximately 58,000 direct access voice telephone lines and approximately 13,000 indirect access voice telephone lines as of December 31, 2007. As of December 31, 2008, we had approximately 17,000 DSL lines and approximately 15,000 leased lines compared to approximately 16,000 DSL lines and approximately 13,000 leased lines as of December 31, 2007.

In the Wholesale market, we had approximately 600 customers as of December 31, 2008, which customers include telecommunication services providers from Western Europe and the United States, incumbent telecommunications services providers, alternative fixed line telecommunications services providers, mobile operators, cable television operators and Internet Service Providers. As of December 31, 2007, we had approximately 300 customers.

Our current business is a result of the recent combination of Invitel, Memorex and the Hungarian business of Tele2 with our existing business. On April 27, 2007, we acquired Invitel for a total consideration, including the assumption of net indebtedness on closing, of EUR 470 million (approximately $639 million at closing). Invitel was the second largest fixed line telecommunications services provider in Hungary and the incumbent provider of fixed line telecommunications services in nine historical concession areas while we were the third largest fixed line telecommunications services provider in Hungary and the incumbent provider of fixed line telecommunications services in five historical concession areas. We are now better able to compete against T-Com, the former national monopoly, which is the largest fixed line telecommunications services provider in Hungary. We have realized approximately EUR 17 million (approximately $22.6 million at current exchange rates) in annualized operating expense synergies as a result of the Invitel Acquisition at the end of 2008. This exceeds our original estimate of EUR 14 million (approximately $18.6 million at current exchange rates) that we estimated when we announced that we had agreed to purchase Invitel in January 2007.

We were providing and marketing services in Hungary through our Hungarian subsidiaries Hungarotel, PanTel and PanTel Technocom and internationally through PanTel, while Invitel was providing and marketing services in Hungary through Invitel and Euroweb Hungary and internationally through Invitel. Invitel was also providing and marketing Internet and data services to business customers in Romania through its Romanian subsidiary, Euroweb Romania. Following the Invitel Acquisition, we decided to market all of our products and services under a single unified brand name – Invitel (except in Romania, where we maintain the Euroweb brand).

On October 18, 2007, we purchased the Hungarian business of Tele2, the Swedish-based alternative telecom operator, by purchasing the entire equity interest in Tele2’s Hungarian subsidiary (“Tele2 Hungary”) for EUR 4 million in cash (approximately $5.6 million at closing). Tele2 Hungary (renamed Invitel Telecom Kft.) provided Carrier Selection and Carrier Pre-Selection fixed line telecommunications services to the Mass Market as a reseller using the network facilities of other operators pursuant to regulated resale agreements.

On March 5, 2008, we acquired 95.7% of the outstanding equity in Austrian-based Memorex Telex Communications AG (the “Memorex Acquisition”). The total purchase consideration for Memorex (subsequently re-named Invitel International AG) was EUR 103.6 million (approximately $157.3 million at closing) including the assumption of debt and transaction costs and other directly related expenses. On August 28, 2008 we also acquired the remaining 4.3% of Memorex from the minority shareholders in Memorex, which gave us 100% ownership of the equity in Memorex. The final purchase price for the Memorex minority interest was EUR 1.9 million (approximately $2.9 million at closing). Memorex was one of the leading alternative telecommunications providers in the Central and South Eastern European region. Memorex provided wholesale data and capacity services to leading global telecommunications providers and Internet companies between a number of countries in the region including Austria, Bulgaria, the Czech Republic, Italy, Romania, Slovakia, Turkey, and Ukraine. Memorex operated over 12,500 route kilometers of fiber optic cable in the region which enabled it to provide high quality wholesale services to large international carriers. Memorex invested approximately EUR 54 million (approximately $71.8 million at current exchange rates) in its network over the two years prior to the acquisition. Following the completion of the Memorex Acquisition, we are the leading independent provider of wholesale capacity and data services in Central and South Eastern Europe.

We have substantially completed an internal reorganization of our operating subsidiaries to better reflect our business segments and to realize some operational efficiencies. As our result, we have consolidated and renamed some subsidiaries. An updated organizational chart of our subsidiaries is included within this Report.

We had $555 million in total revenue in 2008, up from $385 million in 2007.

Our goal is to provide customers with good value telecommunications services coupled with exceptional service and to be a cost efficient telecommunications service provider. Our primary risk is our ability to retain existing customers and attract new customers in a competitive market. Our success depends upon our operating and marketing strategies, as well as market acceptance of our telecommunications services within Hungary and the region.

We will continue to explore other strategic merger, acquisition or alliance opportunities. In addition, we will also continuously review our service portfolio to identify service opportunities that can enhance our competitive position.

Our principal office in Hungary is located at Puskas Tivadar u. 8-10, H-2040 Budaörs; telephone +36 (1) 801-1500. Our United States telephone number is +1 (206) 654-0204. Our web site address is http://www.invitel.hu and it contains a link to our filings with the SEC.

On the following pages, you will find: (i) a map showing Hungary’s location within Europe; (ii) a diagram showing our historical concessions areas in Hungary, along with our Hungarian telecommunications backbone network; (iii) a diagram showing our international wholesale network; and (iv) a diagram showing our current corporate structure.

Hungary and Surrounding Countries

Hungarian Telecommunications Backbone Network

and Historical Concession Areas

historical concessions areas

International Wholesale Network

Organizational Structure

(as of May 2009)

TDC
64.6%
Management
5.8%
Public
29.6%
Invitel Holdings A/S (Denmark)
100%
Invitel Hungary Holdings Kft. (Hungary)
100%
HTCC Holdco I B.V. (The Netherlands)
100%
HTCC Holdco II B.V. (The Netherlands)
100%
Matel Holdings N.V. (Netherlands Antilles)
100%
Magyar Telecom B.V. (The Netherlands)
99.983%
Invitel Távközlési Zrt. (Hungary)
100%
Invitel Technocom Kft. (Hungary)
100%
Invitel International Holdings B.V. (The Netherlands)
99.96%
Euroweb Romania S.A. (Romania)
100%
Invitel Telecom Kft. (Hungary)
100%-1 share
Invitel International AG (Austria)
1 share
100%
Invitel International Hungary Kft. (Hungary)
100%
Invitel International Bulgaria EOOD (Bulgaria)
100%
Invitel International SK, s.r.o.(Slovakia)
100%
Invitel International s.r.o. (Czech Republic)
99.93%
MTCTR Memorex Telekomünikasyon Sanayi ve Ticaret Limited Sirketi (Turkey)
100%
Invitel Telecom d.o.o. Beograd (Serbia)
100%
Memorex Telex Communications UA Ltd. (Ukraine)
100%
Invitel Telekomunikacije d.o.o. (Slovenia)
100%
Invitel International Italia S.R.L. (Italy)

Company History

We acquired the right to operate fixed line telecommunications networks in five historical concession areas from the Hungarian government and purchased the existing telecommunications infrastructure, including 61,400 telephone lines, from T-Com in 1995 and 1996. The acquired telecommunications infrastructure was somewhat antiquated (manual exchanges and analog lines). We overhauled the existing infrastructure with a major capital expenditures program. The results of this investment are expanded and modern telecommunications networks in these five historical concession areas deploying Siemens and Ericsson technology. We were able to provide connections to our customers who had waited years (in some cases, for over 20 years) for telephone service and offer modern telecommunications services beyond traditional voice services to all of our customers. We now own and operate all public telephone exchanges and local loop telecommunications network facilities in these five historical concession areas and were, until the expiration of our exclusivity rights in 2002, the sole provider of non-cellular local voice telephone services in such areas. Until recently, we operated and marketed this business through our Hungarian subsidiary Hungarotel, which was merged into Invitel as of January 1, 2008. The five Hungarotel historical concession areas cover a population of approximately 668,000 with approximately 280,000 residences.

The PanTel Acquisition

We purchased an initial 25% interest in PanTel in November 2004 and acquired the remaining 75% from Royal KPN NV, the Dutch telecommunications provider (“KPN”), on February 28, 2005. PanTel was Hungary’s leading alternative telecommunications provider with a nationwide fiber optic backbone telecommunications network linking every county in Hungary. PanTel provided voice, data and Internet services to businesses throughout Hungary in competition with other telecommunications services providers including T-Com. PanTel’s subsidiary, PanTel Technocom, provided telecommunications services to MOL (the Hungarian oil company) and operated and maintained various parts of MOL’s telecommunications network.

PanTel also used its network capacity to transport voice, data and Internet traffic on a wholesale basis for other telecommunications services providers and Internet Service Providers in Hungary. PanTel’s network also crossed Hungary’s borders and, using a combination of owned and leased capacity, extended PanTel’s wholesale services into other countries of the Central and South Eastern European region. As of January 1, 2008, we merged PanTel into Invitel and changed PanTel Technocom’s name to Invitel Technocom.

PanTel was founded in 1998 by KPN, MÀV Rt. (“MAV,” the Hungarian state railroad company) and KFKI Investment Ltd. (a Hungarian entity) to compete with T-Com, the former State-controlled telecommunications company which had a government-protected monopoly in the Hungarian domestic and international long distance fixed line voice telecommunications market. Following a tender process, the Hungarian government awarded PanTel licenses to provide data transmission and other services that were not subject to T-Com’s government-protected monopoly rights for long distance voice services. In 1999, PanTel began building, along MAV’s railroad rights-of-way, what became a 3,700 kilometer long state-of-the-art fiber optic backbone telecommunications network. PanTel also built metropolitan area networks, including a metropolitan area network covering Budapest, which connected to PanTel’s backbone network. PanTel also acquired a license for the 3.5 GHz wireless frequency block.

Until 2002, PanTel was only allowed to offer data and Voice over IP (“VoIP”) services in Hungary. When the Hungarian government ended T-Com’s monopoly rights for long distance voice services, PanTel was able to compete with T-Com and offer all modern telecommunications services including traditional voice services.

The Invitel Acquisition

In 2007 we combined our operations with Invitel following the acquisition of Invitel Távközlesi Zrt. (“Invitel”), a Hungarian company, on April 27, 2007, by way of the acquisition of the shares of Invitel’s parent company, Matel Holdings N.V.

Invitel began its operations in Hungary in 1994. Invitel initially owned and operated two Hungarian telecommunication companies which had the right to operate in four historical concession areas in Csongrad and Pest counties. In 1996 and 1997, Invitel developed its network infrastructure within those areas and in 1998 established a joint venture for the provision of data services in and out of its historical concession areas, especially in Budapest. In 1999, Invitel acquired Jásztel ZRt., a regional telephone operating company operating in the Jászberény historical concession area (east of Budapest). In the same year, Invitel also acquired Corvin Telecom Távközlesi Zrt., a Hungarian company, which was an optical network operator specializing in data transmission which allowed Invitel to further the development of its Budapest joint venture. In 2000, Invitel acquired four additional historical concession areas (Dunaújváros, Esztergom, Veszprém and Szigetszentmiklós) through the acquisition of United Telecom International B.V. from Alcatel of France.

In 2000 and 2001, Invitel developed its national telecommunications backbone network to connect major centers outside the Invitel historical concession areas. Invitel also developed metropolitan area networks, particularly in Budapest. In 2001, Invitel was granted one of five national 3.5 GHz licenses over which it deployed a point-to-multipoint microwave network. In the same year, Invitel also began its Internet access activity nationwide.

Utilizing its Hungarian national backbone and its metropolitan networks, Invitel provided wholesale domestic and international voice and data transit services to Hungarian and international telecommunications services providers. Invitel was among the first telecom operators to provide services in and out of Serbia, both in terms of data capacity and voice traffic. Invitel also generated significant revenue leasing its fiber backbone towards Romania.

On May 23, 2006, Invitel acquired Euroweb International Corporation’s two Internet and telecom related operating subsidiaries, Euroweb Hungary and Euroweb Romania. Euroweb provided Internet access and additional value-added services including international/national leased line and voice services primarily to Business customers.

The Tele2 Hungary Acquisition

On October 18, 2007 we purchased the Hungarian business of Tele2, the Swedish-based alternative telecom operator, by purchasing the entire equity interests in Tele2’s Hungarian subsidiary for EUR 4 million in cash (approximately $5.6 million at closing). Tele2 Hungary provided Carrier Selection and Carrier Pre-Selection fixed line telecommunications services to the Mass Market as a reseller using the network facilities of other operators pursuant to regulated resale agreements. At closing Tele2 Hungary (since renamed Invitel Telecom Kft.) had approximately 460,000 active Mass Market customers.

The Memorex Acquisition

On March 5, 2008 we acquired 95.7% of the outstanding equity in Austrian-based Memorex Telex Communications AG (“Memorex”). On August 28, 2008 we also acquired the remaining 4.3% stake of Memorex from the minority shareholders in Memorex, which gave us 100% ownership of the equity in Memorex. The final purchase price for the Memorex minority interest was EUR 1.9 million (approximately $2.9 million at closing). Memorex (now re-named Invitel International AG) was one of the leading alternative telecommunications providers in the Central and South Eastern European region. Memorex provided wholesale data and capacity services to leading global telecommunications providers and Internet companies between 14 countries in the region including Austria, Bulgaria, the Czech Republic, Italy, Romania, Slovakia, Turkey, and Ukraine. Memorex operated over 12,500 route kilometers of fiber optic cable in the region which enabled it to provide high quality wholesale services to large international carriers.

Strategy

Invitel Holdings intends to continue the strategy pursued by HTCC, which is based on the following objectives:

Maximizing voice revenue and cash flow in our historical concession areas.

We intend to maximize the revenue and cash flow derived from the provision of voice services within our historical concession areas through the continued migration of customers from traffic-based to subscription-based packages with higher monthly fees and lower usage charges, the ongoing introduction of targeted, innovative and flexible service offerings and by continuously improving our customer service. In addition, we have focused on, and will continue focusing on, formulating effective strategies to retain customers and defend against churn in our historical concession areas resulting from competition from operators using Carrier Selection and Carrier Pre-Selection, as well as from cable television operators. Examples of these strategies include:

•	Pricing our service offerings to limit the incentive to switch to a competitor;

•

Offering new commercial packages with a higher monthly fee but with local and off-peak calls included in the base subscription or with low call charges in all directions or various combinations of bundled minutes;

•	Launching win-back activities aimed at Carrier Pre-Selection, Carrier Selection and cable users with new promotional offers;

•	Establishing and developing loyalty programs, which will offer exclusive benefits to our customers;

•	Offering attractive bundled packages (voice and Internet and IPTV) to counter bundled service offerings by cable television operators; and

•	Conducting programs to proactively migrate existing customers to more attractive packages via our telesales channels in combination with targeted promotional campaigns.

Capitalizing on growth opportunities for Mass Market DSL services, both in and outside our historical concession areas.

We believe that there is potential for continued growth of DSL services in Hungary due to market growth and the expected eventual convergence of personal computer and Internet penetration with Western European levels. Furthermore, DSL continues to maintain a higher market share than cable for broadband Internet access in Hungary. Broadband Internet usage has grown significantly in Hungary with penetration estimated to have increased from 0.7% of the households in Hungary as of December 31, 2002 to an estimated 42% as of December 31, 2008. In comparison, broadband Internet penetration in EU-15 countries was estimated at approximately 50% of households as of December 31, 2008.

We intend to continue to capitalize on the above trend by continuing to grow our DSL customer base both inside and outside our historical concession areas. We grew our DSL business faster than the total DSL market in 2007 and 2008. The growth in our DSL customer base is a key business priority as we believe it will increase line retention and stimulate fixed line revenue growth. For example, we have acquired the majority of our new fixed line contracts through bundled voice/DSL offerings. We intend to continue to grow our DSL business principally through the following initiatives:

•

The recent introduction of IPTV to enable us to offer triple play (telephone, broadband Internet and TV) and dual play packages (broadband Internet and TV or telephone and TV) initially in our historical concession areas;

•	The use of unbundled local loops in T-Com’s area to offer increasingly attractive and profitable higher speed Internet and bundled voice/Internet services;

•	The use of WiMAX technology (and our existing 3.5Ghz licences) to provide broadband access in those “in historical concession” areas where there is no copper network today;

•	Maintaining a broad mix of distribution channels such as our own and outsourced telesales, owned shops, third party channels and points of sale, and agent networks;

•	Quarterly promotions supported by targeted television, radio and billboard advertising campaigns; and

•	Developing innovative bundled packages with progressively increased broadband access speeds.

Expanding our Business revenue and market share nationwide.

We will continue to focus on expanding our business customer base and growing our share of the national business to business (“B2B”) market. We intend to capitalize on our extensive national backbone network, which means that in many cases business customers can be connected directly to our network, resulting in higher margins and more competitive pricing through lower access costs. Up until now, business customers have been connected directly to our backbone network mainly through the use of metropolitan fiber, line-of-site microwave, or leased circuits. Increasingly, in the future, we plan to add new customers through local loop unbundling, or the use of WiMAX technology. Lower value/volume business customers outside our historical concession areas are served through indirect methods such as Carrier Pre-Selection voice, and by buying DSL wholesale capacity from the incumbent. We plan to grow our revenue and increase our share in the business market through the following actions:

•

Focusing principally on new customer acquisitions in the small and medium enterprises market through attractively priced, easily understood, voice, data, Internet and value added services, sold through an efficient direct sales organization and complemented by high quality customer care;

•	Capitalizing on our traditional strength in the high-end corporate market and utilizing our extensive infrastructure, to selectively pursue a number of larger new corporate business customers;

•	Retaining existing customers through effective account management, attractive renewal packages and continued customer care enhancement, such as the recent introduction of our Top 100 program;

•	Taking advantage of more extensive local loop unbundling and WiMAX opportunities to enhance service offerings and reduce access costs outside our historical concession areas;

•	Cross selling new services to existing customers; and

•	The continued development of our service portfolio and the introduction of a broader range of value added services such as server hosting and server virtualization services.

Continuing to leverage our modern national and regional backbone networks and our position as the number one independent data and capacity services carrier in the Central and South Eastern European region to continue to grow our revenue in the Wholesale market.

We intend to continue to leverage our modern backbone telecommunications network in the wholesale market in Hungary, selling capacity on our network to other service providers for the national and international transmission of their voice, data and Internet traffic. We believe that our ability to offer bandwidth capacity at competitive prices provides us with a competitive edge in the Wholesale market.

After the successful acquisition of Memorex, we have become the leading independent, infrastructure-based wholesale provider of data and capacity services in Central and South-Eastern Europe. We have an extensive regional network with 40 major points of presence in 19 countries in Central and South Eastern Europe via a fiber network of 23,000 route kilometers. The regional market is expected to continue to grow, being driven by growth in Internet traffic, general economic development and increasing mobile penetration. We believe that we are ideally positioned to take advantage of this growth, based on our leadership position and being strategically located between Central and South Eastern Europe and Western Europe.

Continuing to identify and evaluate further opportunities for consolidation.

We believe that we are well positioned to participate in any further consolidation of the Hungarian telecommunications sector as a result of our market position as the number one alternative fixed line operator in Hungary, our significant understanding of the competitive environment in Hungary, both as an incumbent and as an alternative operator, and our solid track record of improving efficiency, achieving operating cost savings and realizing synergies from bolt-on acquisitions.

Hungary

Hungary is located in Central Europe bordering on Austria, Slovenia, Croatia, Serbia, Romania, Ukraine and Slovakia. It has approximately 10 million inhabitants, approximately 1.8 million of whom reside in Hungary’s capital, Budapest.

For nearly 40 years, Hungary had a one-party government and a centrally planned economy. Democracy was restored and the foundations of a market economy were built between 1988 and 1990. Free elections were held in 1990. Today, Hungary has a parliamentary democracy with a single-chamber National Assembly. As a result of a large scale privatization effort, private enterprise has become the basis of the Hungarian economy.

Since 1990, foreign direct investment into Hungary has been approximately EUR 69 billion. Hungary, Poland and the Czech Republic are the recipients of more than 50% of the total foreign direct investment into the former communist countries in the region. Since 1995, the Hungarian government has embarked on an economic stabilization effort aimed at putting the economy on a sustainable path of low-inflation growth. The unemployment rate has decreased from 10.3% in 1995 to 8.0% at December 31, 2008.

On May 1, 2004, Hungary joined the E.U., together with nine other countries. Hungary plans to adopt the euro as its currency between 2011 and 2014, although no official deadline has been declared by the government. Hungary joined the North Atlantic Treaty Organization in 1999. Hungary is also a member of the Organization for Economic Co-operation and Development and the World Trade Organization.

In addition to a significant budget deficit, in recent years the Hungarian economy has been marked by a large current account deficit, rapid credit growth and a reliance by Hungarian businesses and consumers on foreign currency loans. These factors have left Hungary especially vulnerable to a financial crisis.

On October 22, 2008, the National Bank of Hungary raised its base interest rate from 8.5% to 11.5% in an effort to support the forint foreign exchange rate. At the end of that month, the Hungarian government adopted a set of policies agreed upon with the E.U., the European Central Bank and the International Monetary Fund to bolster the Hungarian economy’s near-term stability and improve its long-term growth potential by ensuring fiscal sustainability and strengthening the financial sector. In addition, the International Monetary Fund extended Hungary significant financial assistance. The National Bank of Hungary has gradually lowered its base rate to the current 9.5%. See Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Macroeconomic Factors.”

The following table sets out Hungary’s annual GDP growth and inflation rates since 2003.

	Annual GDP Growth Rate	Annual Inflation Rate
	(%)	(%)
2003	3.4	4.7
2004	5.2	6.8
2005	4.1	3.6
2006	3.9	3.9
2007	1.0	8.5
2008	0.5	6.1

Hungarian Telecommunications Industry

In 1989, the Hungarian state owned Post, Telegraph and Telephone was divided into three separate companies: the Hungarian Broadcasting Company, the Hungarian Post Office and Magyar Távközlési Vállalat (the former Hungarian Telecommunications Operator which was privatized in 1992 and is now Magyar Telekom Plc. and operates its fixed line telecommunications business in Hungary under the T-Com brand name, “T-Com”).

As a result of Act LXXII of 1992 on Telecommunications (the “1992 Telecommunications Act”), the Hungarian government divided Hungary in 1993 into 54 geographically defined concession areas for local public fixed line voice telephony services (each, a “historical concession area”). Although the geographic concession areas set forth by the 1992 Telecommunications Act were repealed by the 2001 Communications Act, the currently operating telecommunications services providers are still the primary operators in those geographic areas of Hungary, which previously constituted their historical concession areas as defined by the 1992 Telecommunications Act.

In August 1993, the Ministry of Transport, Telecommunications and Water Management (the “Ministry”) announced an international tender for the right to provide international and domestic long distance telephony services throughout Hungary and to provide local public fixed line voice telephony services in 29 out of the 54 historical concession areas, including Budapest. The Ministry selected T-Com as the winner of this tender.

In September 1993, the Ministry announced a second competitive bid for the exclusive right to provide local public fixed line voice telephony services in the remaining 25 of the 54 historical concession areas. The Ministry awarded 23 out of the 25 concession areas offered in the second tender. The rights to operate 15 of those historical concession areas were distributed among 12 local telephone operators (each a Local Telephone Operator or “LTO”). T-Com, either directly or through predecessor companies, was awarded eight historical concession areas and was additionally chosen as the default provider in the two concession areas where there was no successful bidder. Each of the LTOs (including the company and its predecessors) received 25-year licenses to provide local basic telephony services with exclusive rights in their respective historical concession areas until 2002. Each of the LTOs, other than T-Com, negotiated a separate asset purchase agreement with T-Com to acquire each historical concession area’s existing telephony plant and equipment.

The liberalization of the fixed line telecommunications market in Hungary could only be launched following the expiration of T-Com’s exclusive right to provide international and domestic long distance telephony services in December 2001 and the expiration of each LTO’s exclusive concession rights in their respective historical concession areas in 2002. In connection with Hungary’s accession into the E.U., in order to transpose the E.U. regulatory framework into the Hungarian legal system, the 2004 Communications Act was adopted and restructured the regulatory authorities responsible for the supervision of the liberalized telecommunications market, with the primary supervisory authority being the National Communications Authority. See “-Hungarian Regulatory Environment.”

Hungarian Fixed Line Telecommunications Industry Today

We are the second largest incumbent fixed line telecommunications operator with 14 of the above mentioned historical concession areas. In addition to us, the two other incumbent fixed line telecommunications services providers operating in Hungary today are T-Com and UPC Hungary:

•

T-Com: T-Com is the largest provider of fixed line telecommunications services in Hungary. T-Com is the successor company of the former monopoly provider of long distance and international telephony services in Hungary, and the provider of local telephony services in 39 historical concession areas. T-Com has an estimated 56% national residential fixed voice and Internet market share and an estimated 61% national business market share. T-Com is listed on both the Budapest Stock Exchange and the New York Stock Exchange (its parent company is Deutsche Telekom AG, which owns 59.2% of T-Com).

•

UPC Hungary: UPC Hungary is a wholly-owned subsidiary of Liberty Group, Inc., a global cable operator that operates within 15 countries, principally in Europe. UPC Hungary provides local telephony services in one historical concession area and through its cable network covers approximately 1.2 million homes where it provides Internet and fixed voice services in addition to cable television. UPC Hungary has an estimated 14% national residential fixed voice and Internet market share.

The Hungarian Telecommunications Markets

Fixed Line Voice

The fixed line telecommunications market in Hungary has been characterized by a slow decline in the number of subscriber lines in recent years. The penetration of fixed lines has fallen from a peak of approximately 38% in 2000 to approximately 31% as of December 31, 2008 (expressed as a proportion of the overall population), primarily as a result of the rapid increase in mobile penetration from approximately 10% of the population in 1998 to over 100% by the end of 2007 (and the resulting migration of both residential and Business traffic from fixed to mobile networks) as well as increased competition from cable television operators (offering “triple play” packages comprised of television, Internet and voice services). The fixed line penetration per household as of December 31, 2008 was approximately 61%. However, in terms of subscribers, the contraction of the fixed line market has slowed as the mobile penetration growth has also slowed and broadband penetration has increased. The number of fixed lines decreased by 4% from the end of 2007 to the end of 2008 while the increase in the mobile penetration rate was 11% from the end of 2007 to the end of 2008.

Internet

The most significant fixed line Internet Service Providers in Hungary in addition to us are T-Online (part of T-Com), GTS-Datanet (“GTS”), and Enternet, each providing both residential (dial-up and DSL) and Business (DSL and leased line) Internet services. Incumbent fixed line operators also benefit from the telecommunications traffic generated by dial-up customers and from providing the DSL wholesale services to reseller Internet Service Providers. As an alternative to DSL based broadband services, cable television operators (subject to the technical conditions of their networks) make available broadband Internet access services through cable modems connected to the cable television network. Cable television based broadband access offers substantially the same speed and quality as the DSL technology, for a price comparable to DSL prices. Both T-Com (through its cable television operator, T-Kábel) and UPC Hungary, the two largest cable television operators, offer broadband Internet access services in certain parts of our historical concession areas. As of the end of December 2008, the percentage of the Mass Market broadband Internet access market attributable to DSL was approximately 51% with the remaining 49% attributable to cable broadband.

Data

The provision of data services has been liberalized in Hungary since 1992, with no regulatory barriers to entering into the market. This factor, together with Hungary’s expected economic growth and central location, attracted significant investment into the data communications sector. Not only did incumbent fixed line operators expand their existing networks but alternative service providers emerged and established backbone and access networks (the part of the telecommunications network that connects the end users to the backbone), providing both wholesale broadband data transmission and data services (including voice over IP) primarily targeting the Business market in Budapest and in large business centers in other parts of Hungary. Alternative service providers typically benefit from the combined use of existing third party incumbent networks and state of the art new networks (typically fiber optical based) and agreements with international telecommunications operators. Currently, the most important providers of data transmission services in Hungary other than us are T-Com and GTS.

Mobile

Hungary was the first country in Central and Eastern Europe to introduce public mobile telecommunications services. Currently there are three mobile operators providing mobile voice telephone services in Hungary: T-Mobile (part of T-Com); Pannon GSM (a Telenor affiliate operating since 1993); and Vodafone (operating since 1999). These mobile operators provide GSM services in both the 900 and 1800 MHz band and, pursuant to licenses awarded by the government in 2004, 3G Universal Mobile Telecommunications System (“UMTS”) services.

The mobile communications market in Hungary is highly competitive and characterized by successive promotional campaigns and price competition. Historically, mobile telephony, due in part to limited fixed line penetration in the 1980s and early 1990s, increased rapidly in penetration in Hungary which has led to a mobile penetration rate which is significantly higher than that of fixed lines. As of December 31, 2008, mobile penetration was over 121% as compared with a fixed line penetration rate of 31% (in each case expressed as a proportion of the population) and as compared with a fixed line household penetration of 61%. Mobile operators have also successfully introduced new tariff structures for voice (such as pre-payment). The financial success of mobile operators has been further supported by the relatively high prices which they have been able to charge to fixed line operators for terminating voice calls to their mobile customers that originated on fixed line networks.

Currently, there are no virtual mobile network operators in Hungary and it is unclear at present whether future regulations would require existing mobile operators to open their networks for this purpose.

Competition

Our most significant fixed line competitor is T-Com, the largest provider of fixed line telecommunications services in Hungary, with its historical concession areas covering an estimated 77% of Hungary’s population. We also compete with Hungarian alternative telecommunications services providers such as GTS, Hungarian cable TV operators and, to a lesser extent, with foreign telecommunications services providers operating in Hungary such as BT plc.

Mass Market Voice

In the Mass Market Voice market in our historical concession areas, the competitive positioning is mainly based on quality of service, perceived value added of bundled product offerings, and price. Outside our historical concession areas, price is the main basis for competition.

In our historical concession areas, our competitors may offer services on a Carrier Selection basis, which requires the subscriber to key in a prefix before dialing a telephone number, or on a Carrier Pre-Selection basis, which automatically routes all of a subscriber’s outgoing calls to a competitor’s network without the need for the use of a prefix. Outside our historical concession areas, we compete with the local incumbent network operators as well as with other alternative operators. We have focused mainly on providing Carrier Pre-Selection based voice services outside our historical concession areas, as Carrier Pre-Selection ensures a higher quality and sustainability of revenues than Carrier Selection.

We also compete with mobile network operators. The mobile subscriber base in Hungary has grown very rapidly since the 1990s, partly due to low pre-existing levels of fixed line penetration. As a result, the mobile penetration rate in Hungary is significantly over 100% of the population (there were over 12 million active mobile subscriptions according to the National Communications Authority report as of December 31, 2008), and the number of mobile subscriptions is more than three times the number of fixed lines (3.14 million fixed lines according to the National Communications Authority report of December 31, 2008). Mobile telecommunications services have contributed to the decline of the fixed line subscriber base and led to fixed-to-mobile churn.

We have seen increased competition from cable television operators in the Mass Market Voice market. Under current regulations, cable companies can cross-finance services (TV, Internet and Voice services) in their product offers, enabling them to aggressively price and market the voice portion of their product offering. The cable television operators’ unique selling points are their low monthly fees for voice and free calls inside their own network. However, the Hungarian cable market is very fragmented and impacts our business differently in each of our historical concession areas. The principle cable television operators we compete with in our Mass Market Voice market are UPC Hungary and T-Kábel (the cable arm of T-Com), who have introduced triple play solutions in our historical concession areas.

We also face increased competition from providers of VoIP services such as Skype. According to the latest survey data, approximately 7% of residential customers and 9% of business customers in Hungary use VoIP services. We are also marketing a VoIP service.

Mass Market Internet

We compete in the Internet services market with ISPs throughout Hungary, including T-Online (T-Com’s Internet Service Provider) and GTS. Competition in this market is primarily on the basis of price and brand.

In our historical concession areas, we are able to offer DSL broadband services to substantially all of our addressable households, which gives us a very strong competitive position in these areas. Since June 2008 we have also been offering IPTV services over broadband DSL to customers in most of our historical concession areas as part of a “triple play” or “dual play” package. We introduced IPTV services in our remaining historical concession areas in February 2009. Outside of our historical concession areas, we provide DSL based broadband Internet services principally by buying the service on a wholesale basis from the incumbent operators, primarily T-Com. In some cases, we provide this service through Local Loop Unbundling and we expect our use of this technology to increase in the future.

We are experiencing competition from cable television network operators, such as UPC Hungary, which can utilize their cable networks to provide broadband Internet services and VoIP. Currently, an estimated 57% of Hungarian households subscribe to cable television, which national average penetration rate is about the same in our historical concession areas. As many cable television network operators already offer broadband services, cable broadband may pose a more significant threat in the longer term. In addition, the possibility of future competition from the development of digital terrestrial television services in Hungary may force cable television operators to shift the focus of their business to non-television markets such as cable broadband and voice services.

Business

Our main fixed line competitors in the Business market are T-Com and GTS. The basis of competition includes network reach, proximity to customer premises, price and customer service. Operators who rent networks from the incumbent provider cannot compete as effectively as those with network presence in the area already. Margin per customer is closely correlated with how much traffic is carried or how much capacity is provided on the operators own network infrastructure.

We believe that our national network gives us a relatively strong competitive position when selling voice, data and Internet access solutions to Business customers outside our historical concession areas. In most urban centers, we have a point of presence on our own fiber optic backbone network and, therefore, are able to connect customers directly to our backbone network using our metropolitan fiber, line of sight microwave, Local Loop Unbundling or leased lines. We are now also deploying WiMAX technology in certain areas as another method of directly connecting business customers to our backbone network.

We also compete with the mobile operators who target business customers, which has led to fixed-to-mobile substitution in the Business voice market.

Wholesale

Inside our historical concession areas, we currently experience limited competition for Wholesale services because these services are typically provided by the primary incumbent local telephone operator. Outside our historical concession areas in Hungary, our competition is comprised primarily of the incumbent operators, mainly T-Com as well as Antenna Hungaria (the national broadcast company) which is providing smaller bandwidth services over microwave, MVM (the national power company) which is providing primarily large bandwidth services between cities and GTS. In the international portion of the Wholesale market (in Central and South Eastern Europe), our competitors include the incumbent telecommunications services providers in the various countries as well as the alternative telecommunications services providers such as GTS and Interoute. While the incumbent telecommunications services providers generally have stronger national coverage in their home countries, our position as a complete supplier of wholesale services across the geographic region, along with our focus on speed and flexibility, gives us a competitive advantage.

Hungarian Regulatory Environment

The current regulation of telecommunications services in Hungary is based on the 2004 Communications Act, which came into effect on January 1, 2004 and resulted in far reaching changes within the Hungarian telecommunications sector. The 2004 Communications Act was enacted to facilitate E.U. harmonization and promote competition.

The 2004 Communications Act fundamentally changed the structure of the regulatory authorities responsible for supervision of the liberalized telecommunications market by establishing the National Communications Authority (the “NHH”) as the top supervisory authority in Hungary. The NHH reports to the Minister of Transport, Telecommunications and Energy (the “Minister”) and the Hungarian government.

Unlike previous laws, the 2004 Communications Act adopted the general principle, accepted throughout the E.U. that the NHH may only intervene in the telecommunications sector by issuing certain forward-looking regulations, if competition in a specific telecommunications market is, and is likely to remain, ineffective in the absence of a direct regulatory intervention. The NHH has the power to impose certain obligations upon telecommunications services providers on the retail market, such as price caps (except for Universal Service, which price caps are imposed by a ministerial decree).

The current rules governing the telecommunications sector in the E.U. were put in place in 2002. In November 2007, the European Commission published a proposal package regarding the amendment of the 2002 regulatory framework, with the aim to further promote the single European market, modernize existing regulation and increase consumer benefits. The proposal has since been, and currently is being, debated in the European Parliament and by E.U. member state governments in the E.U. Council. Upon adoption at the E.U. level, the revised rules must be incorporated into national law before taking effect. The European Commission expects the new framework to be in place by 2010.

Market Analysis and Regulatory Obligations

Pursuant to the 2004 Communications Act, the NHH is required to conduct periodic market analyses to determine, in line with conventional competition law principles, whether a certain market is effectively competitive and, if not, to designate operators with significant market power (“SMP”) and impose certain forward-looking obligations on them.

The 2004 Communications Act provides a list of obligations, at least one of which must be imposed on operators deemed as having SMP. These obligations are:

•	transparency;

•	non-discrimination;

•	accounting separation;

•	access to specific network facilities; and

•	cost orientation and price control.

The NHH has completed a market analysis with respect to 17 out of the 18 electronic communication markets defined in Decree 16/2004 issued by the Ministry of Informatics and Communications. We were found to have SMP in our historical concession areas and, as such, are subject to certain obligations in the following markets:

Retail markets:

•	access to the public telephone network at a fixed location for (i) residential and (ii) non-residential customers;

•	publicly available local and/or national telephone service provided at a fixed location for (i) residential and (ii) non-residential customers; and

•	publicly available international telephone service provided at a fixed location for (i) residential and (ii) non-residential customers.

With respect to the markets regarding access to the public telephone network at a fixed location for residential and non-residential customers, the NHH imposed a price cap on our services, which seeks to prohibit unreasonably high price increases. In respect of the other markets related to retail telephone traffic services, the NHH imposed Carrier Selection and Carrier Pre-Selection obligations on us.

The NHH is currently carrying out a new market analysis with respect to the retail fixed line voice telephony markets. Based on the new regulatory regime introduced by the EU Framework Review, there will be only one access market (access to the public telephone network at a fixed location for both residential and non-residential customers) and no markets regarding publicly available telephone services provided at a fixed location. However, we do not expect that these regulatory changes will result in any changes in the current obligations imposed upon us with respect to our Carrier Selection and Carrier Pre-Selection business.

Wholesale markets:

•	call origination on the public telephone network provided at a fixed location;

•	call termination on the public telephone network provided at a fixed location;

•	wholesale unbundled access to metallic loops and sub-loops for the purpose of providing broadband and voice services; and

•	wholesale broadband access.

The NHH has imposed an obligation for us to implement accounting separation (in order to enable the assessment of cross-financing between service lines) with respect to all the wholesale markets listed above.

With respect to the markets regarding call origination on the public telephone network provided at a fixed location and call termination on the public telephone network provided at a fixed location, the NHH also imposed transparency (including the submission to the NHH and publication of reference interconnection offers, (“RIO”)), cost orientation, and access and interconnection related obligations.

With respect to the market regarding call termination on the public telephone network provided at a fixed location, we are also subject to non-discrimination obligations.

With respect to the markets regarding wholesale unbundled access to metallic loops and sub-loops for the purpose of providing broadband and voice services and wholesale broadband access, the obligations imposed on us include transparency (requiring us to prepare and publish to the NHH a reference unbundling offer (RUO”)), cost orientation, access related and non-discrimination obligations.

Explanation of Regulatory Obligations Imposed on Us by the NHH as a Result of the Market Analyses

Reference Interconnection Offer

The terms of our RIO are used whenever a telecommunications operator wants to interconnect with our telephone network in order to provide telephone service to our subscribers through Carrier Selection or Carrier Pre-Selection, or to terminate calls on our network. The parties may agree on the terms of the interconnection services that are not covered by the RIO.

Tariffs on interconnection traffic services (origination and termination) offered in the RIO must be based on cost plus a reasonable profit. The cost is calculated by a Long Run Incremental Cost (“LRIC”) model with a current cost accounting approach. The reasonable profit is defined by a weighted average cost of capital figure of which the regulated percentage is 18%. The cost calculation must be approved by the NHH, which has the right to overrule it if it finds that the calculation does not reflect the costs of an efficient operator. In such a case the NHH may define the appropriate interconnection tariffs by benchmarking or using a bottom-up cost model.

Auxiliary services (such as interconnect link and co-location) offered in the RIO are also required to be based on cost plus a reasonable profit (based on a bottom-up cost model).

Our currently approved RIOs have been in place since April 1, 2009.

Accounting Separation

As noted, the NHH requires us to implement accounting separation on several wholesale markets (call origination, call termination, wholesale unbundled access and wholesale broadband access). We are required to prepare separate income statements, balance sheets and profitability calculations for both our retail and wholesale arms, and within the retail arm for certain retail services. Service transfers between the different business lines are required to be settled at the regulated price.

In 2008, the NHH approved our most recent accounting separation model. The NHH is currently evaluating the results and implications of the model and, pending such review, may refine its regulatory approach towards us.

Reference Unbundling Offer and Wholesale Bitstream-Access General Terms and Conditions

The terms of our RUO are used whenever another operator wants to rent the last mile of our network which connects the subscribers to the telephone network (Local Loop Unbundling (“LLU”)). By renting the last mile of our network, alternative operators are able to provide telephone and broadband Internet access services without the need for significant investment in an access network. In addition, by using RUO services, alternative operators may develop complete telephone packages which subscribers are able to pay for through a single bill issued by the alternative operators. In this case the incumbent operator does not have a direct contact with the subscriber.

The RUO is required to include contractual terms for full and partial unbundling of the local loop and local bitstream access. The terms of the RUO must be approved by the NHH.

The tariff on access services offered in the RUO must be based on cost plus a reasonable profit. The cost of the monthly fee for the LLU is calculated using a Long Run Incremental Cost (“LRIC”) model with a current cost accounting approach. The reasonable profit is defined by a weighted average cost of capital figure, of which the regulated percentage is 18%. The cost calculation must be approved by the NHH, which has the right to overrule the results if the cost calculation applied by the operator does not comply with the related regulations. In such a case, the NHH may define the appropriate access prices.

Auxiliary services offered in the RUO are also required to be based on cost plus a reasonable profit (based on a bottom-up cost model).

Our currently approved RUOs have been in place since April 1, 2009.

In the market for wholesale broadband access, the NHH has also imposed on us the obligations of non-discrimination, pricing regulation and transparency. In order to comply with these obligations, we must apply equivalent conditions to others in relation to the provision of wholesale broadband services as we do for our own retail services, or those of our subsidiaries or partners. Furthermore, we must provide national bitstream access, meaning that we must offer at least one access point through which all DSL subscribers of the alternative operators can be served. The tariff of single point bitstream service is calculated by a “retail minus” method whereby the NHH defines the applicable retail margin, whereas we calculate our average retail prices. The current tariffs were set by the NHH based on market data for the second half of 2008. The wholesale tariffs are recalculated twice a year and, therefore, closely follow the retail price trends. The terms and conditions of contracts for the provision of local and single point bitstream access must be disclosed on our website in the form of wholesale bitstream-access general terms and conditions.

Retail Price Regulation

In the retail markets for calls, the NHH has not imposed obligations other than Carrier Selection and Carrier Pre-Selection. In the retail markets for access, the NHH imposed price caps on us, because, according to the NHH, in the absence of competition only a safeguard cap over the subscription fee can avoid excessive price increases. The permitted price increase is the historical consumer price index minus 0%, which prohibits us from increasing our subscription fees over the rate of inflation. The historical consumer price index minus 0% price cap applies to all residential and business packages.

Call-by-Call Carrier Selection and Carrier Pre-Selection

The obligation of Carrier Selection enables telephone operators to offer retail call services (but not access services) to subscribers other than their own, through the use of specific prefixes. According to the 2004 Communications Act, the opportunity to use Carrier Selection service must be offered to each subscriber.

In the case of Carrier Pre-Selection, the selected alternative operator is set as the default carrier, and subscribers have three options for making calls through the selected alternative operator: (i) international calls; (ii) all national calls, including long distance, local and calls to mobile networks; or (iii) options (i) and (ii) together. Carrier Pre-Selection of Internet calls is established through call number allocation.

Other Statutory Obligations Imposed on Us

Number Portability

Pursuant to the 2004 Communications Act, all fixed line and mobile telephone service providers are required to ensure that their subscribers can keep their existing telephone numbers when they change service providers. Porting may only be refused if an outstanding debt is associated with the subscriber’s account.

Universal Service Obligations

The 2004 Communications Act defines universal service as a set of basic communications services which must be made available to all customers at an affordable price. Universal service includes providing access to the fixed line telephone network at a specified minimum quality, operating public payphones with regulated density, issuing a public directory of subscribers, providing operator services, and providing free emergency calls.

Operators are entitled to compensation in relation to any unfair burden arising from the universal service obligation. The amount of compensation is calculated as the avoidable cost that would not have occurred if the operator had no universal service related obligations, less the possible gains (such as increasing brand equity) from offering the universal services. Operators who decide to apply for compensation are required to prepare a financial model once a year and submit it to the NHH for examination and the Minister for approval.

We became a universal service provider in our historical concession areas on the basis of the universal service agreements concluded with the legal predecessor of the current Minister in 2002, which agreements have since been revised to comply with the current E.U. regulatory regime. The agreements provided that an unfair burden in relation to the universal service obligation has to be compensated for by the Universal Service Fund (the “Fund”). All voice telephone operators and Internet Service Providers using dial up telephone connections are required by law to contribute to the Fund. The annual amount of the contribution is determined on the basis of the actual financing needs of the Fund, however, the contribution may not exceed 0.5% of the net revenue of the operator from voice telephony and dial-up Internet services.

Prior to 2004, the amount of the universal service obligation compensation was calculated as the income lost due to the fact that the regulated monthly fee of the universal service package was lower than that of the normal subscription packages. The 2003 in-payment obligations were challenged by the mobile service operators in court. Due to the pending legal proceedings, no further payments were made from the Fund.

In the meantime, the calculation in force was criticized by the non-fixed operators and the European Commission and was amended under the 2004 Communications Act to reflect the net avoidable cost. We submitted these calculations for 2004 and 2005 but our calculations were rejected by the authorities. We have contested such decisions in court but, to date, have not succeeded. Therefore, we have not accrued any compensation since 2004.

Our Universal Service Contract expired at the end of 2008. The Minister initiated negotiations about a new Universal Services agreement but we have not reached an agreement yet. The government issued a decree that requires us to maintain the existing Universal Services for another year, which we have appealed. The Minister is continuing negotiations with the objective of a less burdensome Universal Service regime that imposes a smaller financial burden on service providers.

Price Regulation

Pursuant to regulatory burdens imposed by the NHH and applicable law, we are currently subject to three retail pricing restrictions: (i) a price cap under the Universal Service Tariff Decree on universal service packages, (ii) an obligation imposed by the Universal Service Tariff Decree to pass on our gains from the gradual reduction of mobile termination charges in our universal service tariff packages to our customers (the “Passing Over Obligation”), and (iii) a price cap over retail fixed-line access services.

We have been making significant efforts to comply with the above requirements, however, uncertainties in the calculation of the price caps and the Passing Over Obligation, as well as the developing practice of the NHH, often makes compliance difficult. Although we are periodically subject to NHH investigations of our compliance with the above requirements, we believe that the risks that the NHH finds us as non-compliant are relatively low due to (i) our internal calculations and analyses, (ii) the joint efforts of Invitel and the NHH in 2007 to define a common and acknowledged calculation methodology, and (iii) the recent and planned retail tariff changes remaining within the boundaries of the retail price cap (and incorporating the Passing Over Obligation).

Hungarian Taxation

Corporate Income Tax. The operations of our Hungarian subsidiaries are subject to the Hungarian corporate income tax rate of 16%. The Hungarian government introduced an additional 4% solidarity tax in 2006.

Local Tax. Our Hungarian subsidiaries are subject to local taxes by local municipal governments. The largest local tax is the local business tax, which cannot exceed 2%. The base of the local business tax is revenues less certain allowable costs. When a company is subject to more than one local municipal taxing authority, the base of the local business tax must be allocated between the local municipal taxing authorities. The local business taxes are fully deductible from the corporate income tax base.

Innovation Contribution. Hungarian companies are subject to a 0.3% levy to fund research and development activities. The base for this tax is the same base as the local business tax.

Value Added Tax (“VAT”). The Hungarian VAT system is based on E.U. regulations. VAT is a consumption tax which is fully borne by the final consumer of a product or service. The current standard VAT rate is 20%. There is a reduced rate of 5% applicable to certain products.

Social Insurance Contributions. Hungarian employers are required to pay the state 29% of an employee’s gross salary as a social security contribution, 3.0% of an employee’s gross salary as the employer’s contribution to the unemployment fund, and 1.5% of an employee’s gross salary in training fund contributions.

Our Markets and Services

Inside Our Historical Concession Areas

Through the Hungarian government’s tender process and subsequent acquisitions, we acquired exclusive licenses to provide local fixed line voice telephony services within our 14 historical concession areas until the end of 2002. Our historical concession areas are geographically clustered and cover an estimated 2.1 million people, representing approximately 21% of Hungary’s population. We have developed a full range of telecommunications services in our historical concession areas where we have a strong presence in the Mass Market Voice, Mass Market Internet, Business and Wholesale markets.

Outside Our Historical Concession Areas in Hungary

Prior to the Invitel Acquisition, we expanded beyond the Hungarotel historical concession areas by offering Carrier Selection and Carrier Pre-Selection and Internet services in the Mass Market outside the Hungarotel historical concession areas. Following our acquisition of PanTel in 2005, we expanded our Out-of-Concession offerings in the Mass Market and significantly increased our presence in the Business Market, by using PanTel’s nationwide fiber optic backbone network linking every county in Hungary. The network provided fiber optic access to every major city within each Hungarian county. Within a number of these cities, we have microwave access networks which enable us to directly connect Business customers to our backbone fiber network. PanTel also built a metropolitan area network in Budapest, which connects to the backbone network, allowing city-wide coverage in Budapest.

In 2000, Invitel commenced the build-out of its national network infrastructure, and upon the liberalization of the Hungarian fixed line voice telecommunications market and the abolition of the concession monopolies (beginning with T-Com’s concession areas in December 2001), Invitel began to provide fixed line voice telecommunications services outside the Invitel historical concession areas. Outside the Invitel historical concession areas, Invitel built a national network which provided Business customers in Budapest and 16 other major urban centers with the ability to be connected directly to Invitel’s network, enabling Invitel to deliver voice, data and Internet services, primarily through its point-

to-multipoint (“PMP”) microwave networks and metropolitan fiber, or through unbundled local loops and leased lines. Invitel also provided voice and Internet services to Mass Market customers outside the Invitel historical concession areas using Carrier Pre-Selection and Wholesale DSL services.

The acquisition of Tele2 Hungary in October 2007 further expanded our Mass Market voice customer base outside our historical concession areas. The number of Carrier Selection and Carrier Pre-Selection active customers outside our historical concession areas was approximately 440,000 as of December 31, 2008.

International Wholesale Market

Using its Hungarian national backbone network, PanTel developed a significant presence in the Wholesale market in Hungary providing services to other fixed line telecommunications services providers, mobile operators, cable television operators and Internet Service Providers. Given Hungary’s geographic location bordering six developing countries, PanTel’s international operations began by providing an alternative connection to Western Europe to the incumbent and alternative providers of telecommunications services in those countries. Beginning with Romania, Slovakia and Slovenia in 2001, followed by Ukraine and Croatia in 2002, PanTel began providing Western European and United States companies with connections to these countries enabling our clients to provide connectivity to their own corporate clients. In 2004, PanTel expanded further abroad and was the first international company to provide alternative wholesale capacity into Serbia and Bulgaria. In 2006 and 2007, we expanded our international business with large wholesale service contracts to provide connections to Turkey, Macedonia, Montenegro, Bosnia, Albania and Georgia.

Utilizing its Hungarian national backbone, its metropolitan networks and its regional connectivity, Invitel provided wholesale domestic and international voice and data transit services to Hungarian and international telecommunications services providers. Invitel was among the first telecom operators to provide services in and out of Serbia, both in terms of data capacity and voice traffic. Invitel also generated significant revenue leasing its fiber backbone towards Romania. In 2006 Invitel acquired Euroweb International Corporation’s two Internet and telecom related operating subsidiaries, Euroweb Hungary and Euroweb Romania. Euroweb provided Internet access and additional value-added services including international/national leased line and voice services primarily to Business customers.

Following the acquisition of Memorex and the integration of the Memorex network and organization together with our network and organization, we have created the leading independent provider of wholesale data and capacity services in the region, based on an extensive 23,000 route kilometer network.

Our Markets Today

Today we offer fixed line telecommunications services on a retail basis to residential and Business customers and on a wholesale basis to other operators. We operate in four market segments: Mass Market Voice, Mass Market Internet, Business and Wholesale. We are continually seeking to develop and improve our overall service through improving the quality of our customer care and developing new service packages and offerings.

Mass Market Voice

We offer our Mass Market customers a full range of basic and value-added voice services, both inside and outside our 14 historical concession areas. Our basic services in our historical concession areas include access to analog and ISDN2 lines for local, long distance, fixed to mobile and international calling, a full set of operator services, directory services and public telephones. Our value-added services include voicemail, a variety of special calling features such as call waiting, call forwarding and caller ID.

New services include a variety of bundled voice, Internet and IPTV packages. Outside our historical concession areas, we provide a full range of basic and value added voice services to Mass Market customers. We have been offering Carrier Pre-Selection based voice services since early 2002, after Hungary’s telecommunications market was liberalized. We also have some Carrier Selection customers, mainly as a result of the Tele2 Hungary acquisition, but have focused mainly on Carrier Pre-Selection outside our historical concession areas, as we believe that Carrier Pre-Selection ensures a higher quality and sustainability of revenue than Carrier Selection. These services enable customers who have fixed line voice access provided by other operators (primarily T-Com) to use our voice services. Carrier Pre-Selection and Carrier Selection packages include call charges only, since the monthly access fees are paid to the incumbent provider. The acquisition of Tele2 Hungary has added significantly to our Mass Market voice customer base outside our historical concession areas.

Mass Market Internet

We generate Mass Market Internet revenue inside our historical concession areas by providing DSL broadband access, Internet and IPTV services over our own network. Outside our historical concession areas, we provide broadband Internet services mainly by purchasing DSL services on a wholesale basis from the incumbent operator and acting as a third party Internet Service Provider. Outside our historical concession areas, we have also recently begun offering higher speed Internet access services using Local Loop Unbundling, in which case we rent the basic copper telephone line from the incumbent operator.

We provide this service on a flat fee basis at four different standard bandwidths (1 Mbps, 2 Mbps, 4 Mbps and 8 Mbps) inside and outside our historical concession areas.

In our historical concession areas we offer DSL through our own network. Substantially all of our network is already capable of providing DSL services. We expect revenue from DSL services to grow as the result of a number of factors, including:

•	a gradual increase in personal computer penetration and demand for Internet access in Hungary;

•	DSL continuing to maintain its higher market share than that of cable-based Internet services;

•	continuous DSL development in new residential housing and other areas; and

•	focused marketing campaigns which have previously proved successful.

Although we still have some dial-up access Internet customers, we have stopped actively marketing dial-up access services. The number of our dial-up access Internet customers has declined sharply since the beginning of 2005 and we expect that this product will continue to be used by only a small number of customers in the future.

Business

We offer fixed line voice, data, Internet and server hosting services to SME businesses, larger corporations and governmental and other institutional customers nationwide. Our Business customers are defined as enterprises with over five employees. Inside our historical concession areas, we provide these services directly through our incumbent network. Outside our historical concession areas, we can provide Business customers throughout Hungary with direct access to our voice, data and Internet services by directly connecting them to our national backbone network by using our own point-to-point (“PP”) and point-to-multipoint (“PMP”) microwave network or metropolitan fiber, or by using unbundled local loops or through leased lines. Recently we have also started to deploy WiMAX technology in certain areas in order to directly connect business customers.

Our nationwide voice services include a full range of basic and value added voice services, including operator services, call waiting, call forwarding and toll-free numbers through analog PSTN, ISDN2, and ISDN30 connections.

Our nationwide Business data services include managed leased line services, IP-Virtual Private Network (“VPN”) services, and national frame relay Asynchronous Transfer Mode (“ATM”) services, which is a broadband, network transport service that provides an efficient means of moving large quantities of information. Our managed leased line service consists of analog and digital point-to-point leased lines which businesses and institutions can use to establish direct digital connections between each other on a closed network, enabling the exchange of audio, data and multimedia files. We provide nationwide IP-VPN services from 64 Kbps to 1 Gbps. Our IP-VPN network uses MPLS technology that allows unified, flexible, secure and value added voice, data and Internet services. Our national frame relay service enables high-speed switched digital data communication and can transport voice and data at the same time.

Our nationwide Business Internet services consist primarily of Internet access services. Our Internet access services are provided through leased lines and DSL services nationwide. Business DSL services are available in four standard bandwidths (1 Mbps, 4 Mbps, 8 Mbps and 18 Mbps). We also offer Business customers the “IP Sec” feature, which allows Business customers to work from home via secure broadband Internet access.

We also offer server hosting and server virtualization services.

We offer these services individually or on a “bundled” basis to Business customers nationwide, including voice and Internet packages for smaller enterprises and voice, data and Internet packages for larger businesses. We have introduced business loyalty programs under which we offer discounts on either the full portfolio or certain designated services, according to individual user profiles. We believe that these loyalty programs increase usage, decrease churn, and enable us to capture a higher proportion of our Business customers’ expenditure on telecommunications services.

Outside our historical concession areas, we also provide lower-volume Business customers with voice services using Carrier Pre-Selection and DSL Internet services by purchasing wholesale DSL services from the incumbent local telephone operator.

Wholesale

We provide voice, data and bandwidth capacity services on a wholesale basis to other operators and service providers. These services typically generate revenue in the form of rental payments for capacity or managed bandwidth services and traffic-based charges for voice transit services to and from other Hungarian and international telecommunication service providers. Capacity services generate revenue based on the bandwidth of the service and the distance between the endpoints of the customers. Internationally, we transport voice, data and Internet traffic into, and out of, Hungary and within the Central and South Eastern European region. We have interconnection agreements with carriers to transport voice, data and Internet traffic worldwide.

Our Wholesale business consists of four product lines: providing managed bandwidth services; providing dark fiber; providing IP capacity; and providing wholesale voice services.

We provide managed bandwidth services with speeds up to 10 Gbps for a wide range of United States and European telecommunications service providers. This means, for example, that for a large U.S.-based telecom company we can provide and manage entirely the leased line connections to the endpoints of a network which they are providing for one of their corporate clients. These endpoints can be corporate premises or regional telecommunications hubs. We also provide lateral support services such as co-location and managed router services.

Providing dark fiber entails renting fiber optic cables to cable television operators, mobile operators and government institutions allowing them to manage their own networks. We provide co-location facilities in addition to repair and maintenance services to these customers.

Providing IP capacity entails providing connectivity to the Internet at a guaranteed minimum bandwidth to Internet Service Providers and cable television operators which are providing Internet services. Our service is fully protected and routed on two independent routes back to tier 1 providers’ points-of-presence in Frankfurt.

Our wholesale voice services involve routing voice calls to worldwide destinations. We have over 120 international connections to incumbent telecommunications services providers, alternative fixed line telecommunications services providers, mobile operators and cable television operators, enabling us to route their calls globally. While this service is somewhat of a commodity business, we focus on new operators in developing countries. This enables us to establish relationships with these clients, which often leads to our providing more profitable data services.

Pricing and Tariffs

Mass Market in Concession Fees

We charge our Mass Market Voice customers a monthly subscription fee and measured service fees for local, mobile, long distance and international calls. With respect to our Mass Market Internet customers, we generally charge a fixed monthly fee.

Competition in the Mass Market Voice market in our historical concession areas from mobile operators, fixed line operators and, more recently, cable television companies has driven down the pricing of our Mass Market Voice service packages. In response, we were the first fixed line operator in Hungary to introduce voice packages that provided customers with the flexibility to choose between different price options. For example, our customers can choose between packages with a higher monthly subscription fee bundled with cheaper off-peak calls or minutes included in the monthly subscription fee or more favorable tariffs in preferred call directions. In order to ensure that our service offerings remain highly competitive, we introduce new packages for all markets on a regular basis. The overall effect has been to increase the proportion of revenue derived from the monthly subscription fees, as opposed to revenue from individual call charges.

In addition to developing new pricing structures, we have initiated a bundling strategy. Our bundled offerings include extra voice minutes and Internet access and/or usage in voice package monthly fees. These packages can range from offers including dial-up minutes for beginners or low-end Internet users to high-end packages with unlimited DSL access. Our sales strategies emphasize our new commercial packages with higher monthly fees but with local and off-peak calls included in the base monthly subscription fee or with low call charges in all directions. We often run retention programs with DSL access to keep our customers from switching to cable television operators. We also target residences without any service by offering bundled voice and Internet packages. We believe that we currently achieve approximately 75% of our new line subscriptions through bundled voice/DSL offerings. Furthermore since June 2008, we have also been offering IPTV services to customers in most of our historical concession areas, and introduced these services in our remaining historical concession areas in February 2009. “InviTV” is offered bundled with voice service and Internet access as a “triple play” package, or with Internet access as a “dual play package.”

Mass Market Out-of-Concession Fees

Outside our historical concession areas, we offer Carrier Pre-Selection based voice services. While we have Carrier Selection customers (principally from the Tele2 Hungary Acquisition), we are not actively marketing that service but instead are trying to convert those higher value Carrier Selection customers to Carrier Pre-Selection based services. For such services, we bill on the basis of usage (i.e. minutes), since the monthly subscription fees are paid by the customer to the incumbent provider to whose access network the customer is directly connected. Our pricing packages outside of our historical concession areas tend to be simpler, not differentiating so much between types of calls.

With respect to the Mass Market Internet market outside of our historical concession areas, we charge a fixed monthly fee with no usage fee. We face strong competition in the Mass Market Internet market outside our historical concession areas, and accordingly, re-evaluate the pricing of our services on a regular basis, creating customized packages in order to differentiate us from our competitors.

Business Fees

In the Business market, we price voice, Internet and data services individually or on a bundled basis. Business voice tariffs have decreased significantly since the beginning of 2004 as a result of increased competition from both fixed and mobile operators. In our historical concession areas, we have introduced retention offers providing competitive call charges to attract longer term customer commitment.

Outside our historical concession areas, we offer packages with volume based tariffs providing lower per-minute rates for higher levels of traffic.

Wholesale Fees

For managed bandwidth services, we charge our customers a fixed monthly fee for a guaranteed minimum bandwidth along with a service agreement.

When we provide dark fiber, we generally charge a monthly fee on a per kilometer basis. Customers often require us to extend our backbone network directly to their premises or to another city or, in the case of mobile operators, to one of their central switching locations. We generally charge our customers a one-time fee for extending our network to meet customer requirements.

For IP capacity services, we generally charge a monthly fee based on a guaranteed minimum bandwidth along with a service agreement. Customers can also pay for a committed amount of bandwidth and pay for more bandwidth, if available, as needed.

For wholesale voice services, we generally charge our customers a variable amount based on the length of the call, the time of day and the destination. In certain cases, we enter into bi-lateral agreements with other parties, pursuant to which we agree to send and receive a specified amount of voice traffic to each other. This reduces the variability in the wholesale voice business overall, but the percentage of business that may be traded on this basis is limited because the traffic flows can not be predicted with certainty.

Interconnection Fees

A small portion of our revenue and a substantial portion of our cost of sales are derived from interconnection fees. Interconnection fees were introduced to ensure widespread provision and interoperability of telecommunications services. Operators of public telecommunications networks have a right and, when requested by other operators, an obligation to interconnect their networks to each other. Customers can choose any telecommunications services provider and still be able to call customers of other service providers. The telecommunications services provider that provides the initial connection and the telecommunications services provider that terminates the call, as well as any telecommunications services provider that transports the traffic between the two, share in the revenue collected from the call. Interconnection charges, like retail voice tariffs, are often dependent on the time of day that the call is placed, the length of the call and the distance covered. The settlements are done through wholesale arrangements and the fees are largely regulated.

We receive per minute call termination fees for completing calls, which are passed to us from other telecom operators (fixed line, mobile, cable television operators, whether within or outside Hungary), to our customers who are directly connected to our network. This applies to any of our directly connected customers, whether within, or outside, our historical concession areas. In our historical concession areas, our customer would be directly connected to our network. Outside our historical concession areas, the customer could be directly connected to our network through a point-to-point or point-to-multipoint wireless connection, metropolitan fiber, a leased line, Local Loop Unbundling or over WiMAX.

We pay per minute call termination fees to other telecom operators for completing calls originating from our customers (including any of our directly connected voice customers, our customers using Carrier Pre-Selection and Carrier Selection services outside our historical concession areas and our wholesale carrier customers) to customers who are directly connected to the network of other telecom operators (fixed line, mobile or cable television operators, whether within or outside Hungary).

We receive per-minute call origination fees when any customer which is directly connected to our network elects to use a competing fixed line telecommunications services provider to make outgoing calls through the use of either Carrier Pre-Selection or Carrier Selection (in these cases we still collect a monthly subscription fee from the customer for the use of our fixed line connection).

We pay per minute call origination fees when a customer which is directly connected to another Hungarian fixed operator’s network, elects to use our service to make outgoing calls through the use of either Carrier Pre-Selection or Carrier Selection (in these cases, the operator to whose network the customer is directly connected still collects a monthly subscription fee from the customer, for the use of the fixed connection). See “– Hungarian Regulatory Environment.”

Local Loop Unbundling Fees

When we connect a customer to our network through a Local Loop Unbundling arrangement, we rent the connection to the customer from the incumbent local operator for a monthly fee. We then collect from our customer a monthly subscription fee and a traffic fee for service or a bundled fee. The incumbent operator loses the billing relationship with the customer. Conversely, when a competitor comes into one of our historical concession areas and connects a subscriber to their network through a Local Loop Unbundling arrangement with us, we receive a monthly fee for allowing the competitor to use the telephone line that we own. See “– Hungarian Regulatory Environment.”

Our Customers

As of December 31, 2008, we had approximately 382,000 telephone lines connected to our network within our historical concession areas to service Mass Market Voice customers and we had approximately 440,000 Mass Market Voice customers outside our historical concession areas connected primarily through CPS and CS. This is compared to December 31, 2007 when we had approximately 405,000 telephone lines in service within our historical concession areas to service Mass Market Voice customers and approximately 664,000 active Mass Market Voice customers connected through indirect access outside our historical concession areas. The decrease in the number of active Mass Market Voice customers outside our historical concession areas from 664,000 as of December 31, 2007 to 440,000 as of December 31, 2008 is due to churn of low value CS and CPS customers.

As of December 31, 2008, we had approximately 139,000 Mass Market broadband DSL customers, of which approximately 112,000 were connected directly to our networks within our historical concession areas and 27,000 were outside our historical concession areas and serviced principally by our purchasing wholesale DSL services from the incumbent local telephone operator (primarily T-Com). This compares to December 31, 2007 when we had 122,000 broadband DSL customers. The number of IPTV customers has increased to 4,005 as of December 31, 2008 since June 2008, when we introduced this service.

As of December 31, 2008, we had approximately 48,000 voice telephone lines within our historical concession areas serving business customers compared to approximately 47,000 as of December 31, 2007. Outside our historical concession areas, we had approximately 58,000 direct access voice telephone lines and approximately 12,000 indirect access voice telephone lines as of December 31, 2008, compared to approximately 58,000 direct access voice telephone lines and approximately 13,000 indirect access voice telephone lines as of December 31, 2007. As of December 31, 2008, we had approximately 17,000 DSL lines and approximately 15,000 leased lines compared to approximately 16,000 DSL lines and approximately 13,000 leased lines at 2007 year end.

In the Wholesale market, we had approximately 600 customers as of December 31, 2008, which customers include telecommunication services providers from across Western Europe and the United States, incumbent telecommunications services providers, alternative fixed line telecommunications services providers, mobile operators, cable television operators and Internet Service Providers. As of December 31, 2007, we had approximately 300 customers.

We have a diversified revenue and cash flow base, making us less susceptible to market pressures in any particular market segment. For the year ended December 31, 2008, we derived approximately 28% of our revenue from Mass Market Voice, 10% from Mass Market Internet, 27% from Business and 35% from Wholesale.

Sales and Distribution Channels

Mass Market

In our historical concession areas, our Mass Market Voice and Mass Market Internet sales channels include walk-in shops, point-of-sale reseller and partner shops, independent third-party sales agents, our own telesales operations and our Internet web site. We have 18 walk-in shops that we manage in our historical concession areas. Our services are sold to Mass Market customers outside our historical concession areas through a non-exclusive network of agents and point-of-sale reseller and partner shops and our own and outsourced third-party telesales operations.

Business

Our direct sales force of new Business sales managers and corporate account managers is our primary Business sales channel. Corporate account managers are responsible for managing the relationship with and developing business with our larger corporate customers. Our new Business sales managers are responsible for driving new business acquisition in the SME market. This group also works with a specialized telesales group for contract renewals and for appointment setting, and for sales to lower-end SME customers.

We also use agents and resellers as indirect distribution channels, which allow us to expand the geographical range of our Business sales and improve our coverage of the small enterprise market. In the case of contracts originated by our resellers and strategic partners, we become the contracting party and the exclusive owner of the customer in respect of the telecommunication services.

Wholesale

Our Wholesale sales efforts are split into separate international and domestic channels. Internationally, our business development and sales staff focuses on selling managed bandwidth services, IP capacity services and wholesale voice services directly to incumbent fixed line telecommunications services providers, alternative fixed line telecommunications services providers, mobile operators, cable television operators and Internet Service Providers in the Central and South Eastern European region. Our sales staff are also focused on securing competitive and technically sound managed bandwidth solutions for Western European and U.S. telecommunications companies so that we can serve as a one-stop sub-provider in meeting their corporate customers’ regional needs.

Domestically, we have a dedicated business development and sales staff that focuses primarily on marketing our IP capacity and dark fiber services throughout Hungary to mobile operators, cable television operators and Internet Service Providers.

Our Network

Overview

Our telecommunications network is comprised of our original network in the Hungarotel historical concession areas, the national and international backbone network and access networks that we added when we acquired PanTel in 2005, the network acquired with the Invitel Acquisition in 2007, which consisted of the network covering the Invitel historical concession areas as well as a national backbone network and access networks covering many of Hungary’s urban centers, and the regional network added with the acquisition of Memorex in 2008. Today, our telecommunications network consists of a national backbone network and access networks throughout Hungary as well as an international backbone network in the Central and South Eastern European region.

Within our 14 historical concession areas, our network covers approximately 2.1 million people, or approximately 21% of Hungary’s population. Our network allows us to offer DSL services to substantially all of the population in our historical concession areas and fully integrated voice, data and Internet services to all of our Business customers in our historical concession areas. Outside of our historical concession areas in Hungary, we have points of presence in Budapest and more than 40 other major urban centers.

Backbone Network

Our national fiber network comprises approximately 10,000 route kilometers of fiber (8,500 route kilometers in the backbone and 1,500 route kilometers of access network) and our international backbone network comprises approximately 23,000 route kilometers of fiber with approximately 40 major points of presence in 19 countries. Our network carries traffic between the major cities of Hungary, provides connectivity to and within our historical concession areas, connects major urban business centers outside our historical concession areas and provides international connectivity. Our backbone network consists of fiber rings that are on a par with Western European digital network standards and has been designed for an open architecture using Synchronous Digital Hierarchy (“SDH”) and Dense Wavelength Division Multiplexing (“DWDM”) technologies.

Access Networks Inside Our Historical Concession Areas

Within our historical concession areas, we have versatile modern telecommunications networks. The networks are designed to offer voice and broadband (DSL) services to substantially all of our customers as well as data services to our Business customers. The network is based on a combination of copper lines, wireless technologies and fiber optic cable for some major customers.

Access Networks Outside Our Historical Concession Areas

Point-to-Multipoint Networks. We have developed the largest point-to-multipoint radio system in Hungary in the licensed 3.5 GHz frequency band. By covering Budapest, 20 other major urban centers and two other smaller cities outside our historical concession areas, we have gained a competitive advantage by creating an alternative access network independent of T-Com’s local loops. These networks enable us to deliver a full complement of managed voice, data and Internet services to our Business customers.

Point-to-Point Networks. We use Point-to-Point microwave radio to provide high bandwidth connections to corporate clients and to a lesser extent as backhaul transmission to interconnect PMP sites to our network. The majority of our PP sites have been deployed in Budapest. We have installed more than 2,500 PP links to date for connection to corporate clients and approximately 150 links to provide connections between PMP and PP sites.

Metropolitan Areas Networks (“MANs”). In addition to the PMP and PP networks, we operate approximately 1,500 route kilometers of MANs in Budapest and eight of the urban centers outside our historical concessions areas. Our MANs provide a direct link between our backbone network and radio (PP and PMP) base stations. This allows the city rings to be fully integrated in a seamless manner with our overall network. Each MAN is built with fiber cable technology which is essentially the same as that used for our backbone network. Our Budapest MAN consists of more than 1,000 route kilometers and passes through areas of the capital with significant business potential.

The networks which we operate outside our historical concession areas also include network lines which we lease from other telecommunications operators and beginning in 2006 unbundled local loops (Local Loop Unbundling). This enables us to reach a wider geographical area beyond the coverage of our PMP and PP networks and MANs over which we have control. Local Loop Unbundling also provides us with a lower cost option for directly connecting smaller business customers. In addition, we have recently installed 28 WiMAX base stations on the outskirts of Budapest and 12 other cities to provide alternative low cost access methodology to directly connect principally smaller business and residential customers.

Switched Voice Network

We have deployed a fully digital switching network hierarchy. A total of 19 Exchanges have been deployed in a hierarchical network. Local Exchanges handle the interconnection of customer lines and the switching of local traffic. Traffic for other areas is handed to the Primary Exchanges. Secondary Exchanges provide the transit functionality for switching traffic between different regions. Secondary Exchanges also handle the interconnection of Business voice traffic from outside our historical concession areas. The International Gateway Exchange is the point of interconnection for all international, national and mobile traffic in our network.

Data and Leased Line Network

Multi-service network. We have deployed an extensive multi-service network to provide advanced IP based services to corporate, SME and ISP clients. The range of services includes IP based VPN, virtual dial-up networks, VoIP, Internet access, VLAN and Extranet services. This enables us to provide tailored services to meet the customers’ needs. This multi-service network has been deployed throughout Budapest, our historical concession areas and 16 major cities in Hungary. The main nodes are interconnected by a 10 Gigabit Ethernet network which also extends nationally to the main centers in our historical concession areas. The smaller nodes are connected in a star or mesh configuration.

Managed leased line network. The managed leased line network provides “last mile” access to leased line customers. The extensive network provides multiple POPs for MLL services. It also provides cross-connect capabilities to enable leased line networks to be remotely reconfigured. Leased Line services are provided through fiber, PP and PMP networks in more than 40 cities outside our historical concession areas.

Both the multi-service and the leased line networks are well designed and offer capacity and flexibility for the positioning of advanced data and leased line services.

The Memorex Network

We acquired Memorex in March 2008. Memorex (subsequently renamed Invitel International AG) operated over 12,500 route kilometers of fiber optic cable in the region which enabled it to provide high quality wholesale services to large international carriers. Memorex invested approximately EUR 54 million (approximately $71.8 million at current exchange rates) in its network over the last two years. The Memorex Acquisition has further developed our position in the Wholesale market in the region. Following the acquisition of Memorex, we are the leading independent provider of wholesale data and capacity services in the Central and South Eastern European market with a network now comprising around 23,000 route kilometers of fiber.

Interconnection Agreements with Other Operators

We have interconnection agreements with each of the major Hungarian fixed line, mobile and alternative operators, including, among others, T-Com, UPC Hungary, T-Mobile, Pannon GSM, Vodafone and GTS. The objective of these interconnection agreements is to enable the parties to access each other’s networks and terminate traffic originated in the other party’s network, which enables the two operators’ customers to connect with each other. These interconnection agreements are typically for indefinite terms and are based on, or incorporate the terms of, our RIOs. If the other interconnection party is considered to have SMP, then typically the terms of the other party’s RIO are also incorporated. See “-Hungarian Regulatory Environment.”

We also have interconnection agreements with foreign telecommunications network operators, including, among others, Belgacom, British Telecom, Cesky Telecom, Telekom Austria, Romania Data Systems and T-Systems (Germany). These interconnection agreements relate to interconnection and the provision of reciprocal international carrier services. These agreements are typically for indefinite terms. Under these agreements, we sell wholesale capacity (transit services) and purchase transit and termination services.

Network Access Agreements with Internet Service Providers

We have wholesale agreements with various ISPs under network management agreements enabling them to provide Mass Market Internet and Business Internet services. These agreements provide for DSL broadband Internet access through our networks. See “-Hungarian Regulatory Environment.”

We have been a DSL services provider in our historical concession areas since 2001. We offer DSL services in our historical concession areas on a wholesale basis, mainly to T-Online (T-Com’s Internet Service Provider) and Enternet.

Outside our historical concession areas, we have network access agreements with T-Com and UPC Hungary for DSL services and dial-up access.

Additionally, in the Wholesale market, we act as a nationwide Internet Service Provider and purchase international peering services primarily through tier 1 carriers such as Telia and Verizon.

Network Management

We monitor our voice network with continuously running systems, which has enabled us to improve our quality of service to an average fault rate per month which was below 0.0054% in 2008, which we believe is comparable to European benchmark operators and is significantly better than the threshold imposed by the Hungarian regulatory authorities. Monitoring provides us with the proactive management ability of network/service failures, allowing us to provide a high, guaranteed level of service availability, which is particularly important to and valued by our Business customers.

We also constantly monitor our IP network using a new network management system that runs on a Hewlett Packard (“HP”) platform using HP Openview. This HP platform provides integrated management of our operation and maintenance processes by our centralized network management staff and significantly reduces our network operating costs. These network monitoring systems, which also have back-up facilities, are located at our Service Management Center near our corporate headquarters in Budaörs near Budapest and can be accessed from other locations on our network.

In addition, we have a trouble ticketing system, which contains data on customer service level agreements. This ensures that we apply the appropriate priority and escalation levels to logged calls.

Billing and Customer Care Software Systems

We currently operate on a single monthly billing period. At the end of each billing period, the external systems provide metered data to the billing systems and an update is prepared for the general ledger. The majority of billing files are sent to a third party for printing and distribution. The vast majority of our residential customers pay their bills through the Hungarian Post Office’s third party payment system. Under this system, customers fill out a payment order and pay the amount due to the Hungarian Post Office, which in turn transfers all amounts paid by our customers promptly to our account. The Hungarian Post Office’s third party payment system has traditionally been the main means of bill payment for service providers in Hungary. A minority of our customers pay their bills through direct debit and bank transfers.

We currently operate four different billing systems:

•	CosmOSS, a post-paid billing system that provides billing services to Mass Market and Business customers. CosmOSS bills for both voice and data services. CosmOSS is operated by Euromacc Kft.

•

Telemax, a post-paid billing system that provides billing services to Mass Market and Business customers. Telemax bills for both voice and data services. The Telemax billing system is also used to bill for indirect Long Distance Voice Services. Telemax is operated by Hewlett Packard.

•	Infranet, a post-paid billing system that provides data billing services.

•	FusionR, a post-paid billing system that provides billing services for certain important Business customers, Wholesale services and Carrier Pre-Selection and Carrier Selection services.

We also operate four different customer administration systems:

•

Contract Management (“CM”) is an order management application that provides a consolidated platform for the entire Business customer market. It also supports the entire sales cycle from prospect to contract.

•	Network Management Tool (“NMT”) is an order management system serving Mass Market customers with voice services and automatic provisioning support for Mass Market and Business customers.

•	Internet Administrator (“IA”) is an order management application serving Mass Market customers with Internet and bundled (Voice and IP) services with automatic provisioning support.

•	VITRIN is a workflow application providing provisioning workflow support for Business data services.

We believe that our billing and customer care systems are adequate to currently meet the functional requirement of invoicing our customer base.

Employees

As of the end of December 31, 2008, we had approximately 1,508 employees, of which approximately 1,271 were located within Hungary. A breakdown by job function is set forth in the table below. We consider our relations with our employees to be satisfactory.

Function	Number of Employees
Marketing	70
Sales	308
Operations	839
Finance	139
IT	78
Human Resources and Legal	38
General Management and Administration	36

Total	1,508

Item 1A. Risk Factors.

In addition to the other information contained in this Report, the following risk factors should be considered carefully in evaluating our business. The risks and uncertainties that are described below are not the only ones that we face. Additional risks and uncertainties of which we are not aware or that we currently believe are immaterial may also adversely affect our business, financial condition or results of operations. If any of the possible events described below occur, our business, financial condition or results of operations could be materially and adversely affected.

This Report also contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described below and elsewhere in this Report.

Risks Relating to the Recently Completed Reorganization pursuant to which HTCC effectively changed its place of incorporation from Delaware to Denmark.

We may be required to pay taxes as a result of the Reorganization.

If the fair market value of HTCC’s assets exceeded its adjusted tax basis in such assets as of the date of the completion of the Reorganization, the Reorganization would be taxable to HTCC unless such gain could be reduced by available tax losses. Although we do not believe that we will owe any material taxes, there can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will accept our determination of the value of our assets or net operating losses. If the IRS were to successfully challenge the valuation of the company’s assets or net operating losses, Invitel Holdings, as successor to HTCC, could incur a material amount of United States federal income tax liability as a result of the Reorganization.

Based on the current provisions and interpretation of Danish tax legislation, we expect that the Reorganization will not result in any material Danish income tax liability to us. We also expect that we will not be required to pay any material taxes in Hungary as a result of the Reorganization. The Danish tax authorities (Skatteministeriet, or “SKAT”), the Hungarian tax authorities (Adó- és Pénzügyi Ellenorzési Hivatal, or “APEH”) and the local Hungarian tax authorities could, however, disagree with this view and could take the position that material taxes are payable by us as a result of the Reorganization.

Changes in foreign laws, including tax law changes, could adversely affect Invitel Holdings, its subsidiaries and its shareholders.

Changes in tax laws, treaties or regulations or the interpretation or enforcement thereof could adversely affect the tax consequences of the Reorganization to Invitel Holdings, its subsidiaries and its shareholders. In addition, the IRS, SKAT, APEH, the local Hungarian tax authorities or other taxing authorities may not agree with our assessment of the effects of such laws, treaties and regulations, which could have a material adverse effect on the tax consequences of the Reorganization.

We may not benefit from the Reorganization because of changes in tax laws and other factors.

Many factors could affect the outcome of the Reorganization, and some or all of the anticipated benefits of the Reorganization may not occur. The anticipated enhancement to our structuring flexibility with respect to a potential sale of the company or asset dispositions may not prove valuable if such sale or dispositions do not take place. In addition, the anticipated reduction of SEC reporting requirements and related expenses may not be achieved in the event of changes to the SEC rules applicable to foreign private issuers. If opportunities for us to acquire additional European assets using our shares as consideration do not materialize, the Reorganization may not prove as useful for this purpose as we anticipate. With regard to the simplification of our tax position, we have obtained a ruling from the

Danish authorities that, subject to the facts and assumptions presented by us, Invitel Holdings will not be taxable in Denmark. We have also obtained a ruling from the Hungarian tax authority that Invitel Holdings will only be resident in Hungary for corporate income tax purposes. Changes in existing or proposed tax laws in Hungary or Denmark may result in the Reorganization not achieving some or all of its anticipated benefits.

Risks Relating to Our Business

We have experienced substantial net losses and may need additional liquidity in the future.

During the year ended December 31, 2008, we incurred substantial net losses (approximately $69 million) and used a substantial amount of cash for capital investments and acquisitions. We also may require additional financing in the future. Although we expect, based on our current projected results of operations, that we will continue to be in compliance with the debt covenants contained in our financing agreements, it is possible that we will not be able to comply with certain debt covenants. However, we cannot assure you that we will be able to obtain a waiver for any non-compliance with any debt covenant or that we will be able to improve our results of operations or obtain additional financing. See Item 7. “Management Discussion and Analysis of Financial Condition and Results of Operations.”

The global capital and credit markets have been experiencing extreme volatility and disruption during the past year, which could limit the availability and increase the cost of financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit, as well as the possibility that lenders could develop a negative perception of the prospects of the Company, the industry generally or the geographic markets where we operate. It may be difficult or impossible to obtain financing in the event that we need additional liquidity in the near future.

Our revenue and cash flow will be adversely affected if the Hungarian fixed line market further declines and our Mass Market Voice business declines at a higher rate than we expect.

Our business strategy depends, in part, on our ability to manage our Mass Market Voice operations, in terms of both our revenue and our market share. The Mass Market Voice market in Hungary has continued to decline, in terms of both the number of lines and total voice traffic. We experienced a decline in the number of Mass Market Voice lines in our historical concession areas from approximately 474,000 lines, 424,000 lines, and 405,000 as at December 31, 2005, 2006, and 2007, respectively, to 382,000 lines as at December 31, 2008.

We believe that the declines in the number of our fixed lines and in the Hungarian fixed line market in general have been caused primarily by competition from mobile operators and, to a lesser extent, cable television operators. Although we believe that the rate of fixed-to-mobile substitution has decreased due to the very high mobile penetration in Hungary of over 100% by the end of 2007, continued fixed-to-mobile substitution is likely to continue to have a negative impact on the fixed line market. We are also facing, and will likely continue to face, additional competition in our historical concession areas from T-Com, the largest incumbent fixed line operator, and from cable television operators (most significantly UPC Hungary and T-Kabel, a cable television operator affiliated with T-Com) offering voice services in “triple play” (combined cable television, Internet and voice) service packages, which could further affect our operations. We do not provide mobile services to the residential market. We have, however, grown our DSL activities faster than the market in 2006, 2007 and 2008. We believe that the growth of our DSL customer base could help increase line retention and stimulate fixed line Average Revenue Per User (“ARPU”) growth, and thereby help mitigate the decline in our Mass Market Voice business. Furthermore, in June 2008 we launched our “InviTV” IPTV service, whereby we began offering TV service over DSL (in both triple and dual play bundles) to Mass Market customers in most of our historical concession areas. We introduced IPTV services in our remaining historical concession areas in February 2009. We believe that this will further encourage broadband usage and thereby potentially reduce fixed line churn. Nonetheless, a decline in our Mass Market Voice business at a rate greater than we anticipate, through a decrease in the number of lines and/or traffic could have a material adverse effect on our business, operating results and financial condition.

Our failure to increase revenue in the Mass Market Internet market may adversely affect our results of operations and reduce our market share.

Our strategy includes increasing our market penetration in a growing Mass Market Internet market. The Hungarian government has been promoting Internet usage throughout Hungary with the goal of making Hungary the logical regional hub for Central and Eastern Europe based on a knowledge-based economy, innovation and high-tech industries. We are planning on increasing our revenue from Internet services to offset our decreased revenue from our Mass Market Voice services. If Hungary’s Internet usage does not grow as expected, or if our competitors are more successful at obtaining new customers or the competition negatively affects pricing more than we expect, we may not be able to increase our revenue in the Mass Market Internet market as planned, which could have a material adverse effect on our results of operations and reduce our market share.

If we are not able to manage costs while effectively responding to competition and changing market conditions, our cash flow may be reduced and our ability to service our debt or implement our business strategies may be adversely affected.

Our business plan is dependent on our ability to effectively manage the costs associated with running our business. If we need to respond to actions by our competitors or unanticipated changes in our markets, we may be required to make investments in our business and other expenditures which would reduce our cash flow available for other purposes. This could have a negative impact on our ability to service existing debt and our business, results of operations and financial condition could be adversely affected.

We are subject to increased competition due to the business strategies of our competitors, prevailing market conditions and the effect of E.U. regulation on the Hungarian telecommunications market, which may result in the loss of customers and market share.

Competition in the Hungarian telecommunications sector has increased since 2001 as a result of market liberalization measures introduced by Act XL of 2001 on Communications (the “2001 Communications Act”) and more recently the 2004 Communications Act. The 2004 Communications Act promotes competition in fixed line and mobile telecommunications services through, among other things, the transposition of relevant E.U. directives and regulations and the imposition of universal service obligations (“USO”), cost accounting, price controls, Carrier Pre-Selection, Carrier Selection, Local Loop Unbundling and number portability. The 2004 Communications Act also grants powers to the regulatory authority to impose obligations on market participants to remedy competitive deficiencies. As a result, we have faced, and could continue to face, increasing competition.

Our competitors include mobile and fixed line telecommunications services providers in both the Mass Market and Business markets and cable television operators (offering “triple play” packages comprised of television, Internet and voice services) specifically in the Mass Market. The scope of competition and its effect on our business, operating results and financial condition will depend on a variety of factors that we currently cannot assess with precision and that are for the most part outside of our control. Such factors include, in addition to the regulatory measures described above, the business strategies and capabilities of potential competitors, prevailing market conditions and the effect of E.U. regulation on the Hungarian telecommunications market (where fixed line penetration is significantly lower than in Western Europe), as well as the effectiveness of our efforts to address increased competition.

Competition in any or all of our services has led to, and may continue to lead to:

•	price erosion;

•	loss of market share;

•	loss of existing customers and greater difficulty in obtaining new customers;

•	the need for more rapid deployment of new technologies as existing technologies are becoming obsolescent at a more rapid pace; and

•	other developments that could have a material adverse effect on our financial condition and results of operations.

Increased competition has led to, and may continue to lead to, increased customer churn. Customer churn is a measure of customers who stop purchasing our services, as manifested by the loss of either voice traffic (as measured in minutes) or lines, leading to reduced revenue. Fixed-to-mobile substitution has increased customer churn in both the Mass Market and Business markets in the past, although we believe that the rate of fixed-to-mobile substitution has decreased since the beginning of 2005 as a result of Hungary’s very high mobile penetration rate, which reached over 100% by the end of 2007. Further, we continue to face increasing competition from cable television operators. Although we try to control customer churn by improving our customer service, introducing new customized service offerings, utilizing effective advertising and through other means, if we are unsuccessful in any of these initiatives, our customer churn could further increase and our business could be materially adversely affected.

We may seek to grow our business through additional acquisitions, which could entail a number of risks.

We may seek to grow the company and businesses by making further acquisitions of, or entering into partnerships and joint ventures with, other fixed line carriers, mobile operators, Internet operators or cable television operators in order to maintain our competitive position. Any current or future acquisition, partnership or joint venture may require that we make significant cash investment, issue equity or incur substantial debt. In addition, acquisitions, partnerships or investments may require significant managerial attention, which may be diverted from our other operations. These capital, equity and managerial commitments may impair the operation of our businesses. Furthermore, any future acquisitions of businesses or facilities could entail a number of additional risks, including, problems with effective integration of operations, inability to maintain key pre-acquisition business relationships, increased operating costs, exposure to unanticipated liabilities, and difficulties in realizing projected efficiencies, synergies and cost savings.

The current global financial crisis may result in the deterioration of economic conditions in our operating areas, which may impact demand for our services and affect our ability to obtain additional financing. Austerity measures introduced by the Hungarian government may similarly impact demand for our services.

Our business is affected by general economic conditions in Hungary and internationally. There are many factors that influence global and regional economies which are outside of our control. A cautious or negative business outlook may cause our Business customers to delay or cancel investment in information technology and telecommunications systems and services, which may adversely and directly affect our revenue and, in turn, slow the development of new services that could become future revenue sources for us. Although our revenue, in local currency terms, does not appear to have been significantly adversely affected during the last quarter of 2008, a further deterioration of the global and regional economies could have a material adverse effect on our business, operating results and financial condition.

The current global financial crisis may result in the deterioration of economic conditions in our operating areas. The impact of the credit crisis on our customers may adversely impact the overall demand for our products and services. This in turn may result in decreased revenue. In addition, a continued credit crisis may affect our ability to obtain additional financing.

Budget deficits as a percentage of GDP have remained relatively high for Hungary over the last several years. The Updated Convergence Program, a government plan consisting of austerity measures to redress the Hungarian economy and which was endorsed by the European Commission in September 2006, contemplates a reduction in the general government budget deficit.

In an effort to halt the growth of the budget deficit and generate additional government revenue, the Hungarian Parliament adopted certain tax law amendments, taking effect as of September 2006 (such as a 4% solidarity tax), and additional tax increases were introduced as of January 1, 2007. Such measures affect the vast majority of taxpayers in Hungary, including individuals and corporate entities. The austerity measures are likely to reduce the purchasing power of individuals in Hungary, which may result in a reduction in demand for our services. Since the austerity measures and tax increases were introduced, we have has noted a decrease in revenue from fixed lines. However, we are not in a position to determine whether this decrease is caused by the aforementioned measures.

In addition to a significant budget deficit, in recent years the Hungarian economy has been marked by a large current account deficit, rapid credit growth and a reliance of Hungarian businesses and consumers on foreign currency loans. These factors have left Hungary especially vulnerable to a financial crisis.

At the end of October 2008, the Hungarian government adopted a set of policies agreed upon with the E.U., the European Central Bank and the International Monetary Fund to bolster the Hungarian economy’s near-term stability and improve its long-term growth potential by ensuring fiscal sustainability and strengthening the financial sector. In addition, the International Monetary Fund extended Hungary significant financial assistance. These challenging economic conditions, the continuing turmoil in the financial sector and macroeconomic policies made in response to these conditions could have a material adverse effect on our business, financing, operating results and financial condition. Since January 21, 2009, the base interest rate of the National Bank of Hungary has been 9.5%.

Economic and political developments in other Central and Eastern European countries may also impact our business. For example, Bulgaria and Romania joined the E.U. on January 1, 2007. Turkey has applied for E.U. membership but is still being considered. Over the past two decades, the Turkish economy has undergone a transformation from a highly protected and regulated system to a free market system. The Turkish economy has experienced severe macroeconomic imbalances, including substantial budget deficits, significant balance of payment deficits, high rates of inflation and high real rates of interest (which are nominal interest rates less inflation).

The loss of key senior management could negatively affect our ability to implement our business strategy and generate revenue.

Our performance and continued success depends, in part, on our senior management. In particular, we depend in large part on the knowledge, expertise, reputation and services of our President and Chief Executive Officer Martin Lea and our Chief Financial Officer Robert Bowker. The familiarity of these individuals with our Company and our business, their experience in management and with financial matters, and their combined experience in the telecommunications market generally make them important to our continued success. The loss of any members of our senior management could negatively affect our ability to implement our business strategy and generate revenue.

Technological changes and the shortening life cycles of our services and infrastructure may affect our operating results and financial condition and may require us to make unanticipated capital expenditures.

The telecommunications industry is characterized by rapidly changing technology, related changes in customer demands and the need for new services at competitive prices. Technological developments are also shortening life cycles of both services and the business infrastructure on which those services are based, and are facilitating convergence of different segments of the increasingly global information industry. In addition, competition based on alternative technologies, such as cable television networks or voice-over IP, wireless based technologies or radio-based alternative networks in our voice markets, could provide a lower cost solution or render our services obsolete or cost-inefficient in our markets.

Our future success will be impacted by our ability to anticipate, invest in and implement new technologies in order to provide services at competitive prices. Technological advances may also affect our operating results and financial condition by shortening the useful life of some of our assets or by requiring us to make additional unanticipated capital expenditures, particularly in connection with our network. If we need to respond to actions by our competitors or unanticipated changes in our markets or market conditions, we may be required to make investments in our business and other expenditures which would reduce our cash flow available for other purposes, including servicing our debt.

Network or system failures could result in reduced user traffic and revenue, or require unanticipated capital expenditures, and could harm our reputation.

Our technical infrastructure (including our network infrastructure for fixed-network services) is vulnerable to damage or interruption from information technology failures, power loss, floods, windstorms, fires, intentional wrongdoing and similar events. Unanticipated problems at our facilities, network or system failures, hardware or software failures or computer viruses could affect the quality of our services and cause service interruptions. Any of these occurrences could result in reduced user traffic and revenue, or require unanticipated capital expenditures, and could harm our reputation.

Our IT systems are critical to our business and a failure of these systems could negatively affect our ability to service our customers.

We depend on our ability to store, retrieve, process and manage a significant amount of information. If our IT systems fail to perform as expected, or if we suffer an interruption, malfunction or loss of information processing capabilities, it could negatively affect our ability to service our customers.

We are dependent on third party vendors for our information, billing and network systems as well as IPTV service. Any significant disruption in our relationship with these vendors could increase our costs and affect our operating efficiencies.

Sophisticated information and billing systems are vital to our ability to monitor and control costs, bill customers, process customer orders, provide customer service and achieve operating efficiencies. We currently rely on internal systems and third party vendors to provide some of our information and processing systems as well as applications that support our IP services, including IPTV. Some of our billing, customer service and management information systems have been developed by third parties for us and may not perform as anticipated. In addition, our plans for developing and implementing our information systems, billing systems, network systems and IPTV service rely on the delivery of products and services by third party vendors. Our right to use these systems is dependent upon license agreements with third party vendors. Some of these agreements are cancelable by the vendor and the cancellation of these agreements could impair our ability to process orders or bill our customers. Since we rely on third party vendors to provide some of these services, any switch in vendors could be costly and affect operating efficiencies.

Our operations require substantial capital expenditures, which we may not be able to fund from cash generated from operations or financing facilities.

We require substantial capital to maintain, upgrade and enhance our network facilities and operations. While we have historically been able to fund capital expenditures from cash generated from operations and financing facilities, this may not be possible in the future and the other risks described in this section could materially reduce cash available from operations or significantly increase our capital expenditure requirements, and these outcomes could cause capital not to be available when needed. This could adversely affect our ability to implement our business strategy and result in a reduction of revenue.

Capital expenditures as a percentage of cash generated from operating activities were 53% in 2006, 63% in 2007, and 84% in 2008 (based on cash flow statements in our year-end financial statements for 2008).

A significant amount of revenue from our wholesale segment is expected to be earned from a single customer.

We have entered into a 20 year agreement with Vodafone Turkey to provide telecommunication and network communication services. This contract is a significant portion of our Wholesale segment revenue. Vodafone is a significant buyer of our services in Turkey under this contract. In order to provide services under this contract we have incurred significant capital expenditures. If Vodafone Turkey does not perform or provide payment for services as outlined in the contract, there may be a material effect on our results of operations and financial condition, which may include a write down for impairment of our network equipment in Turkey.

For the year ended December 31, 2008, revenue generated from Vodafone Turkey amounted to EUR 2.5 million (approximately $3.3 million at current exchange rates) or approximately 1.7% of total Wholesale revenue for the same period ($194.2 million). Going forward, we expect a larger percentage of our Wholesale revenue (approximately 5.5% in 2009) to be attributable to the services we provide to Vodafone Turkey.

Legal contingencies and liabilities could have a substantial negative impact on our financial condition, cash flows and profitability.

We are subject, in the ordinary course of business, to litigation and other legal claims. We cannot be certain that we will have a successful outcome or that our cash flow will be sufficient to cover all future claims against us. Any increase in the frequency and size of these claims, may adversely impact our profitability and cash flow and have a material adverse effect on our results of operations and financial condition. In addition, if these claims rise to a level of frequency or size that is significantly higher than similar claims made against our competitors, our reputation and business will likely be harmed.

Risks Relating to Regulatory Matters

The changing regulatory environment, the difficulty to predict the result of certain market analyses by the regulator, price regulations, and other regulatory initiatives and investigations could affect the results of our operations, our financial condition and the success and profitability of our business.

The 2004 Communications Act has resulted in significant changes to the Hungarian telecommunications sector and the regulatory environment is constantly changing. The National

Communications Authority (the “NHH”) was established in 2004 and is now the sole agency responsible for oversight and monitoring of the Hungarian telecommunications industry, with the power to impose regulatory remedies. In 2006 the Ministry of Information Technology and Communications (the government department formerly responsible for legislation relating to the Hungarian telecommunication industry) was incorporated into the Ministry of Economics and Transport. In mid 2008, the industrial parts were carved out into a new Ministry of Transport, Telecommunications and Energy. In December 2009, the decision making for the telecommunications was taken over by the Chancellery while the Ministry of Transport, Telecommunications and Energy remained the official department responsible for legislation. For a more detailed discussion of Hungary’s telecommunications industry regulation, please see Item 1. “Business–Hungarian Regulatory Environment.”

This regulatory regime entails a number of risks that may adversely impact our business:

•

The frequent changes in the telecommunications regulatory regime (including the recent changes in the government, in the ministerial structure, the personnel in the ministries and in the managing director of the NHH), combined with the recent increased activity in the telecommunications industry by the Hungarian Competition Office (the “GVH”) and the National Consumer Protection Agency (the “NFH”), could cause or lead to inconsistent implementation and interpretation of laws governing the electronic communications industry, thereby hampering the stability of the regulatory environment. Such uncertainties in the regulatory environment could, in turn, negatively impact our future growth and profitability.

•

The NHH conducts market analysis exercises in order to determine the competitiveness of the market. However, the results of such analyses are often difficult to predict and the process is constantly being reviewed and modified both on the national and the international level pursuant to the E.U. Framework Review. If we are unable to respond effectively to the evolving regulatory policies implemented by the NHH, our ability to compete and the profitability of our business may be impaired.

•

Although the regulatory findings of the NHH may be challenged before the courts, the resolutions imposed by the NHH are immediately enforceable unless injunctive relief is granted by the courts. Due to the lengthy nature of Hungarian court proceedings, therefore, even if a court decision is ultimately favorable to us, our business may already be adversely affected.

•

If the NHH does not respond effectively to changes in the market environment by changing the regulatory obligations imposed on us or on other incumbents in step with changes in the market, our ability to operate competitively in our industry may be adversely affected.

•

The NHH has designated us as a service provider with significant market power (“SMP”). As a result, the NHH issued resolutions forcing us to adopt changes in our pricing models. As an operator with SMP, we have been required to submit a Reference Interconnection Offer (“RIO”) and a Reference Unbundling Offer (“RUO”) to the NHH, which reviews the cost-based models submitted by us, and evaluates them by comparison to a hypothetical “efficient company.” On the basis of such review, the NHH may intervene and regulate the wholesale prices included in our RIOs and RUOs which may adversely affect our business and results of operations.

•

Our universal service fees and our residential and non-residential access fees are subject to price regulation such as price caps, which have previously been applied with retroactive effect. As a result, we cannot predict with certainty that our current pricing strategy will not result in penalties or in adverse changes to our price caps. Any such changes in the price caps could restrict our ability to determine our retail voice tariffs and could thereby reduce our profitability.

•

The NHH and the GVH regularly conduct investigations regarding market participants’ compliance with applicable laws and regulations. The NHH has the power to impose severe penalties for market participants’ failure to comply with applicable laws and regulations, including penalties based on a company’s annual revenue. The GVH is also empowered to impose significant penalties (up to 10% of a company’s annual revenue) in the event of a breach of competition laws. In 2006, both regulatory bodies issued strategy and position papers that may result in conflicting obligations on operators. In addition, both regulatory authorities have increased their consumer protection efforts. Therefore, given the increasing complexity and consequences of regulatory investigations and the indeterminate amounts at stake, regulatory disputes could have a material adverse effect on our operating results or cash flows.

•

The power of the NFH has been increased due to the adoption of the Unfair Commercial Practices Directive (the “UCP”), which created a new regulatory environment with conflicting or unclear rules whose application may be unpredictable. The NFH may impose a penalty of up to HUF 2 billion (approximately $9.4 million at current exchange rates) or initiate litigation on behalf of consumers.

•

Since 2003, the NHH has published resolutions regarding the regulation of the wholesale market for call termination in individual mobile networks, as a result of which all three mobile carriers in Hungary had to annually (except for 2006) through January 1, 2009 decrease their termination fees to cost level plus a reasonable return above cost. According to the NHH’s own cost model, the average cost-based termination fee, independent of the time of day, is HUF 16.84 per-minute. In addition, the NHH published a subsequent draft resolution in 2008 that prescribes a gradual, yearly decrease to HUF 11.86 by December 1, 2010. However, there is no guarantee that the NHH will succeed in this regard because mobile operators have legally challenged almost all of these resolutions (i.e. the regulatory changes to their termination fees) in the courts and these cases are still pending. The mobile termination fee is an important element of our business model and uncertainties or retrospective changes in this area could adversely affect our business.

•

We are required to reduce the universal telephone package tariffs for calls to mobile networks in accordance with a gradual reduction of mobile termination charges. As the compliance with these “pass-on” obligations in 2003, 2004, 2005, 2007 and 2008 has been complicated by ongoing legal proceedings initiated by mobile operators seeking to restore the previous termination fees, we tried to offset the cumulative effect of the “pass-on” obligation with other retail price decreases. The NHH accepted this solution but we still have to prove, in a market surveillance, that we met this obligation through price reductions. If the NHH were to find us in non-compliance, the NHH may require us to further cut the retail price of fixed-to-mobile calls.

•

The NHH may introduce new regulatory policies in the future (for example, regarding wholesale line rental, new interconnection models such as bill-and-keep, next generation network regulation, functional separation, or geographic segmentation) that may have a negative impact on our business and affect our profitability.

•	There are strong indications that the NHH will not be regulating the cable television industry. Whether or not the NHH ultimately decides to regulate the cable television industry could affect our market share and pricing in the future. There is also a risk that either the NHH or the GVH will stop us from using certain defensive marketing strategies with respect to the cable television industry, which could similarly affect our market share and pricing in the future.

•	Due to a new rights-of-way approval process by the Hungarian state and state-owned enterprises, our construction projects could be delayed which could have a negative impact on our revenue.

•

The Hungarian government plans to build, with EU funding, a “Digital Public Utility” in order to achieve 100% broadband Internet penetration. Presently, it is not clear whether this proposed infrastructure project will cover rural areas where no broadband coverage exists or expand beyond such areas of Hungary where an existing broadband Internet provider (or multiple providers) already provide service. Any competition from the Hungarian government in the provision of Internet services could have a material adverse effect on our business, operating results and cash flows.

In addition to Hungary, we are also subject to the regulatory regimes in Austria, Turkey and certain Eastern European countries. Lack of clarity with respect to Turkish telecommunications law, the Turkish legal system and/or the regulatory framework governing the Turkish telecommunications industry could impede our ability to operate effectively and have a detrimental effect on our business and operational results.

Changes in E.U. law and implementation thereof as well as new laws in Bulgaria, Romania and Turkey could result in adverse consequences for our business, results of operations and financial condition.

Before joining the E.U. in 2004, Hungary revised its telecommunications laws to further promote competition and harmonize its telecommunications laws with the current E.U. framework. Our business, results of operations and financial condition could be adversely affected by changes in E.U. laws and regulations which may require Hungary to revise its telecommunications laws in a manner that increases competition, decreases revenue or requires us to expend additional resources.

In addition, we are also exposed to evolving legislation in newer member states such as Bulgaria and Romania. Further, Turkey’s accession talks with the E.U. may require further modifications in the regulatory framework governing the Turkish telecommunications industry, any or all of which may be detrimental to our competitive position or our operational results.

Risks Relating to Our Existing Debt

Our substantial debt could adversely affect our financial position and may limit our ability to take certain actions. Our debt also requires us to dedicate a large portion of our cash flow from operations to fund debt payments, reducing our ability to use such cash flows to fund working capital or capital expenditures.

We have a significant amount of debt and significant debt service obligations. As of December 31, 2008, our total third-party debt was approximately $767.7 million. Our substantial debt could have important adverse consequences for us. For example, our substantial debt:

•

will require us to dedicate a large portion of our cash flows from operations to fund payments on our debt, thereby reducing the availability of our cash flows to fund working capital, capital expenditures and other general corporate needs;

•	will increase our vulnerability to adverse general economic or industry conditions;

•	could limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

•	could limit our ability to raise additional debt or equity capital in the future;

•	could restrict us from making strategic acquisitions or exploiting business opportunities;

•	could make it more difficult for us to satisfy our obligations with respect to our debt; and

•	could place us at a competitive disadvantage compared to our competitors that have less debt.

We may be able to incur substantially more debt in the future which would increase our leverage risks.

We may be able to incur substantial additional debt in the future. Although the indentures governing our outstanding notes and the agreements governing our other debt contain restrictions as to the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions and additional debt incurred, albeit in compliance with these restrictions, could be substantial. To the extent new debt is added to our current debt level, the substantial leverage risks described above would increase.

Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate sufficient cash to service our debt.

Our ability to pay or refinance our debt will depend upon our future operating performance, which will be affected by general economic, financial, competitive, regulatory and business factors, some of which may be beyond our control.

We anticipate that our operating cash flows, together with the money we can borrow under our credit facilities, will be sufficient to meet anticipated future operating expenses and to fund capital expenditures. However, we cannot assure you that our business will generate sufficient cash flows from operations, that currently anticipated revenue growth and operating improvements will be realized, or that future borrowings will be available to us under our credit facilities in amounts sufficient to enable us to pay our debt or to fund our other liquidity needs. If we are unable to meet our debt service obligations or fund our other liquidity needs, we may be required to:

•	reduce or delay capital expenditures;

•	limit our growth;

•	seek additional debt financing or equity capital;

•	forego opportunities, such as the acquisitions of other businesses;

•	sell assets; or

•	restructure or refinance our debt.

If we are required to reduce or delay capital expenditures, limit our growth, seek additional debt or equity capital, forego opportunities, sell assets or restructure or refinance our debt in order to meet our debt service obligations or fund our other liquidity needs, we cannot assure you that any of these actions could be effected on favorable terms or at all.

The indentures governing our outstanding notes and the agreements governing our other debt impose restrictions on our ability to take certain actions and require us to comply with financial covenants, the terms of which we may fail to satisfy.

We cannot assure you that the operating and financial restrictions and covenants in our debt instruments, including the indentures governing our notes and the credit agreement governing our credit facilities, will not adversely affect our ability to finance our future operations or capital needs, or engage in other business activities that may be in our interest. Our senior credit agreement requires us to maintain certain financial ratios. In addition, we are required to comply with certain negative financial and other covenants. Our ability to meet these tests and comply with these covenants may be affected by events beyond our control and, as a result, we may be required to seek waivers or consents in the future in respect of our credit facilities. We cannot assure you that these waivers or consents will be granted. A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under our credit facilities.

In addition, the credit agreement and the indentures governing our notes contain restrictions that substantially limit the financial and operational flexibility of our subsidiaries. In particular, these agreements place limits on our ability to incur additional debt, grant security interests to third persons, dispose of material assets, undertake organizational measures such as mergers, changes of corporate form, joint ventures or similar transactions, and enter into transactions with related parties. Other limitations of our credit agreement and the indentures governing our notes restrict our ability to pay dividends. Our ability to comply with these provisions may be affected by changes in economic or business conditions or other events beyond our control.

If we do not comply with the covenants and restrictions in our credit agreement and the indentures governing our notes, we could be in default under those agreements. In the event of any default under the credit agreement, the lenders under such facilities will not be required to lend any additional amounts to us and could elect to declare all outstanding borrowings, together with accrued interest and other fees, to be due and payable, require us to apply all of our available cash to repay these borrowings or prevent us from making debt service payments on our notes, any of which would be an event of default under the notes. Any default under the credit agreement or the indentures governing our notes could lead to an acceleration of debt under other debt instruments that contain cross acceleration or cross default provisions. If we are unable to repay any such borrowings when due, the lenders under the credit agreement could proceed against the collateral securing our notes, as well as other assets securing the credit agreement. If the debt under the credit agreement or the notes were to be accelerated, it is possible that this collateral would not be sufficient to repay such debt in full.

We are subject to currency exchange rate risks.

Since we generate a substantial amount of our revenue in Hungarian forint, our ability to repay debt and other liabilities denominated in currencies other than the Hungarian forint can be adversely affected by the weakening of the Hungarian forint against such non-Hungarian currencies. For example, a substantial portion of our debt is euro-denominated debt. If the Hungarian forint were to weaken against the euro, we would need a greater amount of Hungarian forint to pay the same amount of euro-denominated debt. Therefore, changes in Hungarian forint/euro exchange rates could adversely affect our ability to service our debt.

In addition, the financial covenants in our credit agreement are primarily euro-based. Since approximately 75% of our gross revenue and 80% of our operating expenses are denominated in Hungarian forint, we face additional foreign exchange rate risk when we convert our revenue and expenses into euro in order to determine whether we are in compliance with our financial covenants. Failure to comply with these covenants could lead to a default and an acceleration of our debt obligations. While we expect be in compliance with our financial covenants, the Hungarian forint has substantially weakened against the euro recently and a further devaluation of the Hungarian forint against the euro could negatively affect our ability to comply with our financial covenants. In order to limit our risk of non-compliance, we have entered into several currency option transactions. See Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

We are subject to risks resulting from fluctuations in interest rates, which could adversely affect our ability to service our debt.

The interest rates on our bank credit facilities and some of our notes are variable rates tied to current market interest rates. An increase in market interest rates could adversely affect our ability to service our debt.

Our hedging strategies and other risk management techniques may not be fully effective in mitigating our risk exposure.

We evaluate and review our risk management policies and procedures on a regular basis and expect to continue to do so in the future. Nonetheless, our hedging strategies and other risk management techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk, including risks that are unidentified or unanticipated. Some of our methods of managing risk are based upon our use of observed historical market behavior. As a result, these methods may not predict future risk exposures, which could be significantly greater than the historical measures indicate. Our hedging strategies and other risk management techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

Risks Relating to Our Reported Financial Results

The preparation of our future financial statements in accordance with IFRS may have a significant effect on our reported financial results.

The SEC permits foreign private issuers to file financial statements in accordance with International Financial Reporting Standards or IFRS, as issued by the International Accounting Standards Board (“IASB”). As a foreign private issuer, we intend to prepare our future financial statements in accordance with IFRS as issued by the IASB. The application by us of different accounting standards, a change in the rules of IFRS as issued by the IASB, or in the SEC’s acceptance of such rules, could have a significant effect on our reported financial results.

We are subject to fluctuations in currency exchange rates which could have an adverse effect on our reported financial results.

As a Delaware incorporated company, Hungarian Telephone and Cable Corp. reported its financial results in U.S. dollars, its reporting currency, while a substantial portion of its revenue and expenses and liabilities were in currencies other than the U.S. dollar, mainly Hungarian forint and euros. At any time in the future, as a foreign private issuer incorporated in Denmark, we may decide to adopt the euro as our reporting currency, while a substantial portion of our revenue and expenses and liabilities will be in other currencies, mainly Hungarian forint.

•

Effect on Revenue and Expense Translation in Our Statement of Operations. Changes in the Hungarian forint/U.S. dollar exchange rate have an impact on the amounts reported by us in our financial statements when we translate such forint amounts into U.S. dollars for reporting purposes. For example, if we had the same amount of revenue in Hungarian forint during two consecutive financial reporting periods and the value of the Hungarian forint appreciates against the U.S. dollar during the second financial reporting period as compared to the first financial reporting period, we would report higher revenue in U.S. dollars during the second financial reporting period even though the amount of revenue in Hungarian forint remained the same during each of the two financial reporting periods. Conversely, if the Hungarian forint weakened against the U.S. dollar during the second financial reporting period as compared to the first financial reporting period, we would report lower revenue in U.S. dollars during the second financial reporting period even though the amount of revenue in Hungarian forint remained the same during each of the two financial reporting periods. Therefore, fluctuations in the Hungarian forint/ U.S. dollar exchange rate can have a material impact on our reported financial results.

•

Subsidiary Debt Denominated in a Currency Other than the Hungarian Forint – Effect on Statement of Operations – Our Hungarian subsidiaries’ functional currency for accounting purposes is the Hungarian forint. Invitel, our operating subsidiary, for example, has debt denominated in a currency other than the Hungarian forint (euro). When Invitel prepares its balance sheet, it must re-value debt amounts denominated in currencies other than the Hungarian forint into Hungarian forint at the exchange rate in effect at the balance sheet date. Therefore, if Invitel were to hold the same amount of euro-denominated debt on two consecutive balance sheet reporting dates, and if the Hungarian forint appreciated against the euro on the second balance sheet reporting date as compared to the first balance sheet reporting date, Invitel would report less debt in Hungarian forint on its balance sheet, with respect to the euro-denominated debt, even though the amount of euro-denominated debt was the same on both balance sheet reporting dates. The difference in the amount of Hungarian forint reported for the euro-denominated debt for the two periods would be translated back into U.S. dollars at the average Hungarian forint/U.S. dollar exchange rate for the second period and be recorded as a foreign exchange gain for the period on our Consolidated Statement of Operations. Conversely, if the Hungarian forint depreciated against the euro on the second balance sheet reporting date as compared to the first balance sheet reporting date, Invitel would report more debt in Hungarian forint on its balance sheet, with respect to the euro-denominated debt, even though the amount of euro-denominated debt was the same on both balance sheet reporting dates. In this case, the difference in the amount of Hungarian forint reported for the euro-denominated debt for the two periods would be translated back into U.S. dollars at the average Hungarian forint/U.S. dollar exchange rate for the second period and be recorded as a foreign exchange loss for the period on our Consolidated Statement of Operations.

As a result of the above, while our reported financial performance may change, a significant portion of such change may be due to currency fluctuations.

Changes in accounting rules could have a material impact on our financial results.

U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) are subject to interpretation by the Financial Accounting Standards Board (“FASB”), the American Institute of Certified Public Accountants, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. International Financial Reporting Standards are subject to interpretation by the International Accounting Standards Board. A change in these principles or interpretations could have a significant effect on our reported financial results. At this time, we are not aware of any such changes that could have a significant effect on our reported financial results.

Changes in accounting assumptions or regulations could affect our financial results.

Changes in accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or applications, could result in an impact on our financial results.

The failure of our internal control over financial reporting could harm our business and financial results.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States or, at some time in the future, IFRS. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of the financial statements; providing reasonable assurance that receipts and expenditures of our assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud.

The internal control over financial reporting of Invitel International AG and its subsidiaries (Memorex Telex Communications which we acquired in 2008 was renamed Invitel International AG) has not yet been evaluated in accordance with the provisions of the Sarbanes Oxley Act of 2002, and any deficiencies in Invitel International’s internal controls or disclosure controls and procedures that we may find would require us to spend resources to correct those deficiencies and could adversely affect market confidence in our reported consolidated financial information and the market price of our securities.

Maintaining effective internal control over financial reporting at Invitel International and its subsidiaries, is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. We are subject to Sections 302, 404 and 906 of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and our independent registered public accounting firm to issue a report on the assessment of our management in our annual report. Because Invitel International was previously a private company, it has not been subject to the Sarbanes-Oxley Act of 2002. As a private company, Invitel International and its subsidiaries did not operate under a fully documented system for accounting and internal control over financial reporting and was not required to maintain the disclosure controls and procedures applicable to public companies. Invitel International will need to confirm and document that control structure as of December 31, 2009. If we are unable to sufficiently integrate Invitel International’s control structure and our own existing control structure or correct any deficiencies identified in a timely manner, we may conclude that our disclosure controls and procedures are not effective or that these circumstances constitute a material weakness in our internal control over financial reporting. If we were to reach such a conclusion, our management and independent registered public accounting firm would be unable to conclude in their reports that our internal control over financial reporting was effective. Investors could lose confidence in our reported consolidated financial information or other public disclosures and, as a result, the market price of our securities could suffer.

We have a substantial amount of intangible assets, including goodwill, which may require an impairment adjustment in the future which could have a significant negative effect on our profitability.

A substantial amount of intangible assets, including goodwill, have been recorded in connection with the accounting for our previous acquisitions. This goodwill will be subject to assessments of impairments on at least an annual basis. If an impairment is identified and an adjustment is required, it may have a material adverse effect on our profitability, which could adversely affect the market price of our securities.

Other Risks

Our business is subject to increasingly complex corporate governance, public disclosure, accounting, and tax requirements that have increased both our costs and the risk of noncompliance.

Following the Reorganization merger, we are still subject to rules and regulations of the U.S. federal government and became subject to the rules and regulations of the Danish government as well as the NYSE Amex Stock Exchange on which our American depositary shares are listed. These entities, including the Public Company Accounting Oversight Board (“PCAOB”), the SEC and NYSE Amex, have issued a significant number of new and increasingly complex requirements and regulations over the course of the last several years. Various entities within and outside the United States federal government continue to develop additional regulations and requirements in response to laws enacted by the United States Congress, most notably the Sarbanes-Oxley Act of 2002. Our efforts to comply with these requirements have resulted in, and are likely to continue to result in, increased expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

We are subject to periodic audits or other reviews by such governmental agencies as well as governmental agencies in Hungary and other countries in Central and South Eastern Europe in which we operate. The SEC periodically reviews our public company filings. Any such examination or review requires management’s time and a diversion of internal resources and, in the event of an unfavorable outcome, may result in additional liabilities or adjustments to our historical financial results.

We have a majority shareholder whose interests may be different from the minority shareholders with respect to some matters.

As of May 9, 2009, TDC owned approximately 64.6% of Invitel Holdings’ ordinary shares. Four officers of TDC currently serve on the board of Invitel Holdings. TDC has, directly or indirectly, the power to affect our business through their ability to control actions that require shareholder approval and through their representatives on our board of directors. They are not obligated to provide us with financial support. The interests of the majority shareholder and those of the minority shareholders may differ with respect to some matters. Conflicts between TDC and minority stockholders may arise with respect to, among other things, the Company’s strategic direction and significant corporate transactions, conflicts related to corporate opportunities that could be pursued by us on the one hand, or by TDC, on the other hand, or other contractual relationships between us and TDC or its affiliates. In addition, similar conflicts of interest may occur in connection with the loan agreement we entered into with an affiliate of TDC in connection with our refinancing that was completed in March 2009. For more details about the loan agreement with TDC, see Note 20 “Subsequent Events” in the Notes to Consolidated Financial Statements. We cannot anticipate in what form such differing interests may arise.

The low trading volume in our shares and the small “public float” of our shares subjects our shares to volatile trading.

One shareholder of the company, TDC, owns approximately 64.6% of Invitel Holdings’ Ordinary Shares. The company’s board of directors and management own approximately 6% of Invitel Holdings’ Ordinary Shares. The remaining approximately 30% of our outstanding shares are held in the public markets. The ADSs are traded on the NYSE Amex Stock Exchange under the symbol “IHO”. There has been, and we expect that there will continue to be, only a limited number of our securities available on the market and limited trading volume of our securities. Accordingly, the market price of our securities may not be reflective of their underlying value. Limited trading volume can also increase the volatility of the market price of our securities.

Our financial condition and prospects may be materially adversely affected by further ratings downgrades.

In October 2008, our Corporate Credit Rating by Standard & Poor’s was lowered from B+/Stable to B/Negative. As of December 31, 2008, our Corporate Family Rating by Moody’s was B1/Stable. On March 10, 2009, Standard & Poor’s affirmed its B/Negative rating while Moody’s affirmed its B1 rating but lowered its outlook from Stable to Negative. A further downgrade in our credit rating or other adverse actions by rating agencies could increase our borrowing costs for future financings and signal an increase in the risk of default on our debt obligations. If Standard & Poor’s or Moody’s were to (further) downgrade our long-term debt ratings, our ability to borrow would be adversely affected and our future borrowing costs would likely increase with resulting reductions in net income in future periods or increases in net losses.

Item 1B. Unresolved Staff Comments.

There were no unresolved comments from the staff of the United States Securities and Exchange Commission as of the date of the filing of this Report.

Item 2. Properties.

Our properties do not lend themselves to simple description by character and location. Our material properties include properties that we own that comprise part of our telecommunications infrastructure (“telecom freehold” properties), properties that we lease that comprise part of our telecommunications infrastructure (“telecom leasehold” properties) and properties that we lease in connection with the day-to-day operations of our business (“other leasehold” properties).

Our investment in property, plant, property and equipment was $1,027 million at December 31, 2008. Our investment in property, plant and equipment, net of depreciation consisted of the following at December 31, 2008 (in thousands).

Land and buildings	13,558
Telecommunications equipment	723,553
Other equipment	7,963
Construction in progress	24,221

Total	$769,295

Land and buildings consists of land and land improvements and central office buildings. Telecommunications equipment consists primarily of aerial cable, underground cable, conduit and wiring, wireless plant, telephone poles, switching equipment, transmission equipment and related facilities. Other equipment consists of vehicles, office furniture and equipment, computers and related accessories. Construction in progress consists of assets which are under construction as part of long-term projects and are expected to be put into operation within one year. See Note 17 “Segments” in the Notes to Consolidated Financial Statements for a breakdown of assets by country. The Mass Market Voice, Mass Market Internet, Business and Wholesale segments all utilize the Hungarian properties while the Wholesale Segment primarily utilizes the properties outside Hungary.

We have secured all the necessary rights-of-way with respect to our telecommunications networks. We believe that our properties are adequate for our present needs but we periodically review our future needs.

All of these properties are subject to liens under our debt instruments.

We lease our principal executive offices just outside of Budapest, Hungary.

Environmental

Our operations are subject to a variety of laws and regulations relating to land use and environmental protection. We have a good relationship with the environmental authorities. Our internal environmental protection activities are governed by certain internal rules on environmental protection issued by us, for the purpose of educating our employees about environmental protection and requiring them to be environmentally conscious. In the past five years, no environmental fines have been imposed on us. We believe that we are in substantial compliance with the applicable requirements.

Item 3. Legal Proceedings.

Local Business Tax

Three Hungarian municipalities (Orosháza, Battonya and Békéscsaba) initiated court proceedings against us in the Metropolitan Court of Budapest seeking payment in connection with an ambiguous provision in some of our concession contracts regarding the payment of local municipal taxes. On May 15, 2008 the Metropolitan Court ruled on our behalf and denied the claims of the municipalities. On October 30, 2008 the Metropolitan Court of Appeal overturned, in part, the lower court’s ruling and awarded the municipalities HUF 2,059 million (approximately $9.7 million at current exchange rates) including interest and costs. In addition to that, Békéscsaba claimed an additional HUF 2,243 million (approximately $10.6 million at current exchange rates).

In March 2009, we reached a final settlement and have agreed to pay a total of HUF 1,951 million HUF (approximately $9.2 million at current exchange rates) to the local municipalities of Battonya, Orosháza and Békéscsaba. All legal proceedings and claims with the three municipalities have been terminated as a result of the settlement.

During December 2008, two additional municipalities made claims against us, which we rejected, in the aggregate amount of HUF 80 million (approximately $0.4 million at current exchange rates).

Other

We are involved in various other legal actions arising in the ordinary course of business. We are contesting these legal actions in addition to the actions noted above; however, the outcome of individual matters is not predictable with assurance. Although the ultimate resolution of these actions (including the actions discussed above) is not presently determinable, we believe that any liability resulting from the current pending legal actions involving us, in excess of amounts provided therefor, will not have a material effect on our consolidated financial position, results of operations or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of our security holders during the quarter ended December 31, 2008.

PART II

Item 5. Market for Registrant’s Common Equity,

Related Stockholder Matters

and Issuer Purchases of Equity Securities.

Market Information

Our ADSs trades on the NYSE Amex Stock Exchange (the “NYSE Amex”) under the symbol “IHO.” Prior to the completion of the Reorganization on February 26, 2009, our Common Stock traded on the NYSE Amex under the symbol “HTC”. The following table sets forth the high and low sale prices for the Common Stock as reported by the NYSE Amex for each quarter in 2007 and 2008.

	2007		2008
Quarter Ended	High	Low	High	Low
March 31	$21.85	$14.76	$18.50	$12.76
June 30	25.48	19.65	19.80	14.93
September 30	22.50	19.25	23.40	16.22
December 31	21.00	15.00	19.79	4.60

On May 8, 2009, the closing sale price for our ADSs on the NYSE Amex was $6.80 per share.

Stockholders

As of May 8, 2009, we had 16,725,733 outstanding ordinary shares, represented by ADSs, which are held by approximately 61 holders of record. We believe that we have approximately 1,400 beneficial owners who hold their securities in street names.

We will furnish, without charge, on the written request of any stockholder, a copy of the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, including financial statements and the financial statement schedules filed therewith. Stockholders wishing a copy may send their request to us (c/o General Counsel) at 1201 Third Avenue, Suite 3400, Seattle, WA 98101-3034. We also make available, free of charge, all of our other reports, and amendments to those reports, filed or furnished with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act after they are electronically filed with, or furnished to, the SEC. You can access those reports at our website http://www.invitel.hu which has a link to our filings with the SEC. You can also directly access our filings at the SEC’s website (http://www.sec.gov).

Dividend Policy

We have not paid any dividends on our Common Stock or our Ordinary Shares. Our credit facilities and indentures limit our ability to pay dividends. It is our current policy to retain earnings, if any, to finance the development and growth of our businesses. Accordingly, the Board of Directors does not anticipate that cash dividends will be paid on our Ordinary Shares in the foreseeable future.

At present, Invitel Holdings A/S’s only source of cash is payments under its management service agreements with our subsidiaries, and dividends, if any, from our subsidiaries. Our Hungarian and other foreign subsidiaries’ ability to pay dividends or make other capital distributions is governed by Hungarian and other local laws, and, as noted above, is also significantly restricted by our credit facility and indentures. See Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 7 “Short and Long-term debt” in the Notes to Consolidated Financial Statements.

Recent Sales of Unregistered Securities

On April 27, 2007 we issued 962,298 shares of Common Stock to the management team at Invitel as part of the consideration for the Invitel Acquisition. 23,748 of the 28,869 shares which were held in escrow were subsequently canceled as part of a post-closing purchase price adjustment. On the date of issuance, the price per share of our Common Stock was valued at $23.35 on the American Stock Exchange (now the NYSE Amex Stock Exchange). Our issuance was not registered with the U.S. Securities and Exchange Commission based upon our reliance upon an exemption from the registration provisions of the Securities Act of 1933 (the “Securities Act”) set forth in Section 4(2) thereof relative to transactions by an issuer not involving any public offering. The purchasers were informed that the transaction was being effected without registration under the Securities Act and that the shares acquired could not be resold without registration under the Securities Act unless the sale is done pursuant to an exemption from the registration requirements of the Securities Act.

Purchases of Equity Securities by the Company

We did not repurchase any of our shares of Common Stock during the fourth quarter of 2008.

Equity Compensation Plan Information

The following table provides information about our Common Stock that could have been issued under our equity compensation plans as of December 31, 2008:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(a)	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(c)
Equity Compensation Plans Approved by Security Holders	490,000	$11.23	1,295,644
Equity Compensation Plans Not Approved by Security Holders	85,000	$7.26	0
Total	575,000		1,295,644

The equity compensation plan not approved by our security holders set forth in the table above is the Director Stock Option Plan (outstanding options to purchase 85,000 shares of Common Stock as of the end of 2008). The Director Stock Option Plan was adopted by our Board of Directors in 1997. The Director Stock Option Plan had 250,000 shares of available Common Stock of which unexercised options to purchase 85,000 shares of Common Stock were outstanding as of the end of 2008 and 45,000 gross shares of Common Stock had been issued pursuant to exercised options. Following the approval of our stockholders, 120,000 shares of Common Stock were rolled over to, and became part of, our stockholder approved 2004 Long-Term Incentive Plan (the “2004 Plan”). Following such stockholder approval, our Board of Directors agreed to not issue any more options from the Director Stock Option Plan. The Director Stock Option Plan was administered by our Board of Directors. The Director Stock Option Plan provided that each non-employee director shall automatically receive an option to purchase 5,000 shares of Common Stock upon his or her election or re-election to the Board of Directors by our stockholders each year. Each option granted had a ten year exercise term and vested upon the completion of the one-

year board term. The exercise price per share of Common Stock is equal to the market value of a share of Common Stock calculated on the date of grant by using the prior 20 trading day average closing price of our Common Stock on the NYSE Amex Stock Exchange. If a director ceased to be a director of the Company and the director was not eligible to retire, the end of the exercise period would have been accelerated to three years following the cessation of such service (if less than the original term). The options were not transferable except for limited estate planning purposes and by the laws of descent and distribution.

The 2004 Plan which was approved by our stockholders had 1,295,644 shares of Common Stock available for issuances for compensatory purposes at the end of 2008. We had 1,315,877 shares of Common Stock available for issuances under the 2004 Plan at the end of 2007. The decrease is attributable to shares that were added to the 2004 Plan following the return of shares pursuant to net exercises of outstanding stock options which were more than offset by the issuance of shares and an option to purchase shares. We could have issued, from the 2004 Plan, stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock and performance units payable in cash or stock. Stock option awards under employment agreements were granted from the 2004 Plan. Pursuant to an employment agreement, the Company is committed to annually issuing an option to purchase at least 20,000 shares of Common Stock (now Ordinary Shares) from the 2004 Plan. See Item 11. “Executive Compensation.”

Following the completion of the Reorganization on February 26, 2009, Invitel Holdings A/S, as successor to Hungarian Telephone and Cable Corp., replaced HTCC’s outstanding stock options by granting warrants to such stock option holders on terms substantially similar to HTCC’s outstanding options prior to the Reorganization provided that Ordinary Shares will be issued upon any exercise of any such warrants. At the time of the Reorganization, HTCC had outstanding options to purchase 575,000 shares of Common Stock which were held by current or former directors and officers of HTCC. The Articles of Association of Invitel Holdings A/S grants the Board of Directors of Invitel Holdings A/S the authority to issue additional warrants to purchase up to an aggregate of 5,000,000 Ordinary Shares.

Stock Performance Graph

The line graph below compares the cumulative total stockholder return of Hungarian Telephone and Cable Corp.’s Common Stock to the cumulative total return of (i) the NYSE Amex Market Index and (ii) a telecommunications industry index, for the period commencing January 1, 2004 and ending December 31, 2008. The graph assumes that $100 was invested on January 1, 2004 with any dividends reinvested on the date paid. The graph shows as of December 31st for each of the five years the hypothetical value of such initial $100 investment.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN AMONG THE COMPANY,

NYSE AMEX MARKET INDEX AND TELECOMMUNICATIONS INDUSTRY INDEX

	Dec. 31 2003	Dec. 31 2004	Dec. 30 2005	Dec. 29 2006	Dec. 31 2007	Dec. 31 2008
Hungarian Telephone and Cable Corp.	$100.00	146.04	157.71	153.14	179.41	87.22
Telecommunications Industry Index	100.00	112.85	106.63	150.18	202.14	133.16
NYSE Amex Market Index	100.00	114.51	126.29	141.39	158.74	94.93

Item 6. Selected Financial Data.

The acquisitions PanTel in 2005, Invitel in 2007 and of Memorex in 2008, and the adoption in 2006 of the new compensation expense accounting standard SFAS 123R materially affect the comparability of the information reflected in the following selected financial data. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 7 of this Report for more information regarding trends affecting our business and Notes 1(m) and 2 in the Notes to Consolidated Financial Statements.

HUNGARIAN TELEPHONE AND CABLE CORP.

AND SUBSIDIARIES

Selected Financial and Operating Data

(Dollars in Thousands, Except Per Share Amounts)

For the Year	2008	2007	2006	2005	2004
Revenue	$554,973	$385,193	$189,260	$179,643	$69,007
Net Income (Loss)	$(69,131)	$(96,472)	$16,527	$1,392	$11,417
Net Income (Loss) per basic common share (1)	$(4.22)	$(6.23)	$1.28	$0.10	$0.91
At Year-End
Total Assets	$1,251,298	$1,110,191	$333,384	$298,817	$192,285
Long-term Obligations (2)	942,547	$813,337	$116,219	$159,394	$71,715

(1)	Net Income (Loss) per basic common share is net income (loss) divided by the weighted average number of basic common shares outstanding.
(2)	Long-term obligations include long-term debt, capital leases and redeemable preferred stock but exclude current installments of long-term debt.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Macroeconomic Factors

In addition to the factors noted above (see “Cautionary Statements Concerning Forward-Looking Statements” and Item 1A. “Risk Factors”), over the past two years there has been significant fluctuations in the global economy and financial markets, including within the Hungarian economy and financial markets.

From 2001 to 2006, the Republic of Hungary was negatively impacted by inadequate governmental monetary and fiscal policies, which resulted in a state budget deficit that peaked at 10% of gross domestic product (“GDP”) in 2006. Starting in 2006, the Hungarian government introduced austerity measures, including reduced state spending and increased taxes, which were intended to reduce the state budget deficit. Hungary also held back consumption in forint by keeping the forint interest rate relatively high. These state cutbacks have resulted in lower economic growth (Hungary’s GDP rose by just 1.0% in 2007 and 0.5% in 2008). The high domestic interest rates did, however, lead Hungarian consumers and businesses to take out a majority of their recent loans in foreign currencies, mainly euros and Swiss francs. These factors have contributed to Hungary’s current trade deficit and large current account deficit (the current account deficit is generally the trade deficit plus interest payments on what the country borrows from foreigners to finance the trade deficit). Hungary’s current account deficit is currently around 7.9% of its GDP and is highly dependent on borrowings in foreign currencies. With lower interest rates on foreign currency loans and a strengthening forint, Hungarian businesses and consumers were able to manage their debt repayments. However, with a large current account deficit, a budget deficit, rapid credit growth and a reliance on foreign currency loans, Hungary left itself vulnerable to a financial crisis.

Given the recent global financial crisis, risk-averse investors fled riskier debt-laden countries such as Hungary for alternative countries such as the U.S., which has resulted in a significant decrease in the value of the Hungarian forint versus the euro and the U.S. dollar. The euro/forint exchange rate increased from 243.17 as of September 30, 2008 to as high as 316.00 as of March 6, 2009. The U.S. dollar/forint exchange rate increased from 169.15 as of September 30, 2008 to as high as 249.29 as of March 6, 2009. The decreased value of the forint has made it more difficult for the Hungarian government to raise funds in the government debt market. With a weakened forint, new foreign currency loans to Hungarian businesses and consumers are declining and Hungarian businesses and consumers have a more difficult time repaying their existing loans denominated in foreign currencies since they need more forint to cover their repayments. With credit squeezed, the Hungarian government, as well as Hungarian businesses and consumers are all expected to significantly reduce their investments and spending, which in turn is expected to slow economic growth in Hungary. Hungary recently cut its economic forecast for 2009 from an expected 3% growth in GDP to a 3.5% decline in GDP.

Hungary has taken several measures to combat its financial crisis. Hungary reduced its debt issuances for the latter part of 2008 and lowered its government budget deficit target for 2009 (the target for 2009 is now 2.9% of GDP). In October 2008, the European Central Bank (the “ECB”) agreed to lend the National Bank of Hungary up to EUR 6.5 billion to help support liquidity. This will enable Hungary to provide euros to Hungarian commercial banks, which can swap Hungarian forint for euros. This will enable Hungarian banks to fund their foreign currency loans. In addition, in October 2008, in an effort to defend its currency and staunch an investment outflow, the National Bank of Hungary raised its base rate from 8.5% to 11.5%.

In October 2008, the International Monetary Fund (the “IMF”) also announced a funding package pursuant to which the IMF would loan Hungary $12.3 billion in addition to an EU loan of $8.1 billion and a World Bank loan of $1.4 billion. The IMF package includes measures to maintain liquidity as well as sufficient capital for the banking system.

In April 2009, at the G-20 Summit in London, the G-20 Nations agreed to fund the IMF with an additional $750 billion to combat the global economic downturn. These actions have stabilized the euro/forint exchange rate to 284.25 and the U.S. dollar/forint exchange to 212.62 as of May 5, 2009. The National Bank of Hungary has gradually lowered its base rate to the current 9.5%.

Overview

We are the second largest fixed line telecommunications services provider in Hungary and the incumbent provider of fixed line telecommunications services to residential and business customers in our 14 historical concession areas, where we have a dominant market share. We are the number one alternative fixed line operator outside our historical concession areas. We also use our network capacity to transport voice, data and Internet traffic for other telecommunications service providers and Internet Service Providers (“ISPs”) on a wholesale basis. Our network extends into most other countries in the Central and South Eastern European region where we have owned points of presence (“POPs”). We are a leading provider of wholesale data and capacity services in the Central and South Eastern European Region.

We provide telecommunications services in Hungary and in the region through our Hungarian and other operating subsidiaries under our common brand: Invitel. We also provide Internet and data services to business customers in Romania through our Romanian subsidiary, Euroweb Romania.

Our historical concession areas are geographically clustered and cover an estimated 2.1 million people, representing approximately 21% of Hungary’s population. Outside our historical concession areas, we believe that we are well positioned to continue to grow our revenue and market share using our owned state-of-the-art backbone network, our experienced sales force and our comprehensive portfolio of services. Our extensive backbone network (comprising approximately 8,500 route km in Hungary) provides us with nationwide and international reach. It allows business customers to be connected directly to our network to access voice, data and Internet services.

Outside Hungary, we are the leading independent provider of wholesale data and capacity services throughout Central and South Eastern Europe. Our regional fiber optic backbone network comprises 23,000 route kilometers of fiber with 40 major points of presence in 19 countries. Our clients include the incumbent telecommunications services providers in these countries as well as alternative fixed line telecommunications services providers, mobile operators, cable television operators and Internet Service Providers. We also provide services to telecommunication services providers from Western Europe and the United States, enabling them to meet the regional demands of their corporate clients.

We operate in the following four market segments:

•

Mass Market Voice. We provide a full range of basic and value-added voice-related services to our residential and small office and home office (“SoHo”) customers both inside and outside our historical concession areas. These services include local, national and international calling, voicemail, fax, Integrated Services Digital Network (“ISDN”) and directory assistance services.

•

Mass Market Internet. We provide Digital Subscriber Line (“DSL”) broadband and dial-up Internet services to our Mass Market customers nationwide. Since June 2008, we have also provided IPTV (TV delivered over DSL broadband connections) services to customers in most of our historical concession areas, and introduced these services in our remaining historical concession areas in February 2009.

•

Business. We provide fixed line voice, data Internet and server hosting services to business (comprised of small and medium-sized enterprises (“SMEs”) and larger corporations), government and other institutional customers nationwide.

•

Wholesale. We provide voice, data and network capacity services on a wholesale basis to a number of other telecommunications and Internet service providers both within Hungary and across the Central and South Eastern Europe region.

We have a diversified revenue and cash flow base, making us less susceptible to market pressures in any particular market segment. For the year ended December 31, 2008, we derived approximately 28% of our revenue from Mass Market Voice, 10% from Mass Market Internet, 27% from Business and 35% from Wholesale.

As of December 31, 2008, we had approximately 382,000 telephone lines connected to our network within our historical concession areas to service Mass Market Voice customers and we had approximately 440,000 active Mass Market Voice customers outside our historical concession areas primarily connected through Carrier Pre-Selection (“CPS”) and Carrier Selection (“CS”) with a small number of customers connected through Local Loop Unbundling (“LLU”). This is compared to December 31, 2007 when we had approximately 405,000 telephone lines in service within our historical concession areas to service Mass Market Voice customers and approximately 664,000 active Mass Market Voice customers connected through indirect access outside our historical concession areas. The decrease in the number of active Mass Market Voice customers outside our historical concession areas is due to churn of low value CS and CPS customers.

The number of our Mass Market broadband DSL customers has increased from approximately 122,000 as of December 31, 2007 to approximately 139,000 as of December 31, 2008. The number of our IPTV customers increased to 4,005 as of December 31, 2008 since the beginning of June 2008 when we introduced this service.

In the Business segment, as of December 31, 2008, we had approximately 48,000 voice telephone lines within our historical concession areas, compared to approximately 47,000 voice telephone lines as of December 31, 2007. Outside our historical concession areas, we had approximately 58,000 direct access voice telephone lines and approximately 12,000 indirect access voice telephone lines as of December 31, 2008, compared to approximately 58,000 direct access voice telephone lines and approximately 13,000 indirect access voice telephone lines as of December 31, 2007. As of December 31, 2008, we had approximately 17,000 DSL lines and approximately 15,000 leased lines compared to approximately 16,000 DSL lines and approximately 13,000 leased lines as of December 31, 2007.

In the Wholesale market, we had approximately 600 customers as of December 31, 2008 compared to approximately 300 customers as of December 31, 2007. Wholesale customers include telecommunication services providers from Western Europe and the United States, incumbent telecommunications services providers, alternative fixed line telecommunications services providers, mobile operators, cable television operators and Internet Service Providers. The increase in the number of Wholesale customers is primarily due to the Memorex Acquisition.

Our current business is a result of the recent combination of Invitel, Memorex and the Hungarian business of Tele2 with our existing business. On April 27, 2007, we acquired Invitel (the “Invitel Acquisition”) for a total consideration, including the assumption of net indebtedness on closing, of EUR 470 million (approximately $639 million at closing). Invitel was the second largest fixed line telecommunications services provider in Hungary and the incumbent provider of fixed line telecommunications services in nine historical concession areas while we were the third largest fixed line telecommunications services provider in Hungary and the incumbent provider of fixed line telecommunications services in five historical concession areas.

We were providing and marketing services in Hungary through our Hungarian subsidiaries Hungarotel, PanTel and PanTel Technocom and internationally through PanTel, while Invitel was providing and marketing services in Hungary through Invitel and Euroweb Hungary and internationally through Invitel. Invitel was also providing and marketing Internet and data services to business customers in Romania through its Romanian subsidiary, Euroweb Romania. Following the Invitel Acquisition, we decided to market all of our products and services under a single unified brand name – Invitel (except in Romania, where we maintain the Euroweb brand).

On October 18, 2007, we purchased the Hungarian business of Tele2, the Swedish-based alternative telecom operator, by purchasing the entire equity interest in Tele2’s Hungarian subsidiary (“Tele2 Hungary”) for EUR 4 million in cash (approximately $5.6 million at closing). Tele2 Hungary (subsequently renamed Invitel Telecom Kft.) provided CS and CPS fixed line telecommunications services to the Mass Market as a reseller using the network facilities of other operators pursuant to regulated resale agreements.

On March 5, 2008, we acquired 95.7% of the outstanding equity in Austrian-based Memorex Telex Communication AG (the “Memorex Acquisition”). The total purchase consideration for Memorex (subsequently re-named Invitel International AG) was EUR 103.6 million (approximately $157.3 million at closing) including the assumption of debt and transaction costs and other directly related expenses. On August 28, 2008, we acquired the remaining 4.3% of Memorex from the minority shareholders in Memorex, which gave us 100% ownership of the equity in Memorex. The final purchase price for the Memorex minority interest was EUR 1.9 million (approximately $2.9 million at closing). Memorex was one of the leading alternative telecommunications providers in the Central and South Eastern European region. Memorex provided wholesale data and capacity services to leading global telecommunications providers and Internet companies between a number of countries in the region including Austria, Bulgaria, the Czech Republic, Italy, Romania, Slovakia, Turkey, and Ukraine. Memorex operated over 12,500 route kilometers of fiber optic cable in the region which enabled it to provide high quality wholesale services to large international carriers. Memorex invested approximately EUR 54 million (approximately $69.5 million at current exchange rates) in its network over the two years prior to the acquisition. Following the completion of the Memorex Acquisition, we are the leading independent provider of wholesale capacity and data services in Central and South Eastern Europe.

We have substantially completed an internal reorganization of our operating subsidiaries to better reflect our business segments and to realize operational efficiencies. As a result, we have consolidated and renamed some subsidiaries. An updated organizational chart of our subsidiaries is included within this Report.

Our goal is to provide customers with good value telecommunications services coupled with exceptional service and to be a cost efficient telecommunications service provider. Our primary risk is our ability to retain existing customers and attract new customers in a competitive market. Our success depends upon our operating and marketing strategies, as well as market acceptance of our telecommunications services within Hungary and the region.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). This requires management to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. US GAAP provides the framework from which to make these estimates, assumptions and disclosures. We choose accounting policies within US GAAP that we believe are appropriate to accurately and fairly report our operating results and financial position in a consistent manner. We regularly assess these policies in light of current and forecasted economic and regulatory conditions. We believe the following accounting policies are critical to understanding our results of operations and the effect of the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition - Revenue is primarily earned from providing access to and usage of our networks and facilities. Access revenue is billed one month in advance and recognized the following month when earned. Revenue based on measured traffic is recognized when the service is rendered.

Goodwill - We assess the fair value of goodwill at each reporting unit at least once a year. To the extent that information indicates that the carrying amount of our net assets exceeds the estimated fair value, we will recognize an impairment charge. The estimated fair value of the Company is determined using two methods. The first method places a per access line fair value on each of our historical concession areas access lines and compares this to the book value of our net assets in our historical concession areas. The second method compares our market capitalization to the book value of our net assets. During 2008, we performed our annual impairment testing with respect to goodwill, and based upon the results, we concluded that there was no impairment to the carrying value of goodwill reported in our financial statements. Our estimate of fair value will be subject to revision as market conditions change.

        Long-lived Assets - Long-lived assets, consisting primarily of property, plant and equipment and intangible assets, including concession rights, property rights and software comprise a significant portion of our total assets. Changes in technology, changes in our intended use of these assets and/or changes in the regulatory environment may cause the estimated period of use or the value of these assets to change. These assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Estimates and assumptions used in both setting depreciable lives and reviewing recoverability require both judgment and estimation by management. Impairment is deemed to have occurred if projected undiscounted cash flows related to the asset are less than its carrying value. If impairment is deemed to have occurred, the carrying values of the assets are written down, through a charge against earnings, to their fair value.

Contingent Liabilities - We establish accruals for estimated loss contingencies when we determine that a loss is probable and the amount of the loss can be reasonably estimated. Revisions to contingent liabilities are reflected in income in the period in which different facts or information become known or circumstances change that affect our previous assessments as to the likelihood of and estimated amount of loss. Accruals for contingent liabilities are based upon our assumptions and estimates, after giving consideration to the advice of legal counsel and other information relevant to the assessment of the probable outcome of the matter. Should the outcome differ from the assumptions and estimates, revisions to the estimated accruals for contingent liabilities would be required.

Income Taxes - In assessing the realization of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider projected future taxable income and tax planning in making these assessments. Actual income taxes could vary from these estimates due to future changes in the income tax laws or the results from reviews of our tax returns by taxing authorities.

Comparison of Year Ended December 31, 2008 and Year Ended December 31, 2007

The functional currency of our Hungarian subsidiaries is the Hungarian forint, the functional currency of Invitel International (formerly Memorex) and its subsidiaries is the euro and the functional currency of our other subsidiaries outside Hungary is the applicable local currency. The average USD/HUF exchange rate for the year ended December 31, 2008 was 171.80, compared to an average USD/HUF exchange rate for the year ended December 31, 2007 of 183.83. The average EUR/USD exchange rate for the year ended December 31, 2008 was 1.46, compared to an average EUR/USD exchange rate for the year ended December 31, 2007 of 1.37. When comparing the year ended December 31, 2008 to the year ended December 31, 2007, you should note that U.S. dollar reported amounts have been affected by the 7% appreciation of the Hungarian forint against the U.S. dollar and the 6% appreciation of the euro against the U.S. dollar.

Our results have also been affected by: the inclusion of the results attributable to the operations acquired in the Invitel Acquisition since April 27, 2007, the date of the Invitel Acquisition; the inclusion of the results attributable to the operations acquired in the Tele2 Hungary Acquisition since October 18, 2007, the date of the Tele2 Hungary Acquisition; and the inclusion of the results attributable to the operations acquired in the Memorex Acquisition since March 5, 2008, the date of the Memorex Acquisition. Our results for the year ended December 31, 2007 include the results attributable to the operations acquired in the Invitel Acquisition for eight months, the results attributable to the operations acquired in the Tele2 Hungary Acquisition for three months and do not include the results attributable to the operations acquired in the Memorex Acquisition. Our results for the year ended December 31, 2008 include the results attributable to the operations acquired in the Invitel Acquisition and the Tele2 Hungary Acquisition for the entire period and the results attributable to the operations acquired in the Memorex Acquisition for ten months.

Revenue

	Year Ended December 31,		% change
(dollars in millions)	2008	2007
Mass Market Voice	$157.4	$108.1	46%
Business	148.4	116.3	28%
Mass Market Internet	55.0	33.6	64%
Wholesale	194.2	127.2	53%

Total Revenue	555.0	385.2	44%

Our revenue in U.S. dollar terms increased by $169.8 million, or 44% for the year ended December 31, 2008 compared to the year ended December 31, 2007. In functional currency terms, revenue increased by 35%. This increase is attributable to the factors described below.

Mass Market Voice

Our Mass Market Voice revenue for the year ended December 31, 2008 was $157.4 million compared to $108.1 million for the year ended December 31, 2007, representing an increase of $49.3 million or 46%. This increase is mainly due to: (i) the inclusion in the year ended December 31, 2008 of Mass Market Voice revenue attributable to the operations acquired in the Invitel Acquisition for the entire period, compared to the year ended December 31, 2007, when such revenue was included for only eight months; (ii) the inclusion in the year ended December 31, 2008 of Mass Market Voice revenue attributable to the operations acquired in the Tele2 Hungary Acquisition for the entire period, compared to the year ended December 31, 2007, when such revenue was included for only three months; and (iii) the 7% appreciation of the Hungarian forint against the U.S. dollar compared to the prior year.

The number of Mass Market Voice telephone lines within our historical concession areas was approximately 382,000 as of December 31, 2008 compared to 405,000 as of December 31, 2007 and the number of CS, CPS and LLU customers that represent our customer base outside our historical concession areas was approximately 440,000 as of December 31, 2008 compared to 664,000 as of December 31, 2007. The significant decrease in the number of Mass Market Voice customers between December 31, 2008 and 2007 is due to the churn of low value CS and CPS customers acquired in the Tele2 Hungary Acquisition.

Business

Our Business revenue for the year ended December 31, 2008 was $148.4 million compared to $116.3 million for the year ended December 31, 2007, representing a $32.1 million or 28% increase. The increase was primarily due to: (i) the inclusion in the year ended December 31, 2008 of Business revenue attributable to the operations acquired in the Invitel Acquisition for the entire period, compared to the year ended December 31, 2007, when such revenue was included for only eight months; and (ii) the 7% appreciation of the Hungarian forint against the U.S. dollar.

The number of Business voice telephone lines inside our historical concession areas was approximately 48,000 as of December 31, 2008 compared to 47,000 as of December 31, 2007. The number of direct access Business voice telephone lines outside our historical concession areas was approximately 58,000 both as of December 31, 2008 and 2007 and the number of indirect access Business voice telephone lines outside our historical concession areas was approximately 12,000 as of December 31, 2008 compared to approximately 13,000 as of December 31, 2007. In addition, we had approximately 17,000 DSL lines and approximately 15,000 leased lines as of December 31, 2008 compared to approximately 16,000 DSL lines and approximately 13,000 leased lines as of December 31, 2007.

Mass Market Internet

Our Mass Market Internet revenue increased by $21.4 million or 64% from $33.6 million for the year ended December 31, 2007 to $55.0 million for the year ended December 31, 2008. This increase is primarily due to: (i) the inclusion in the year ended December 31, 2008 of Mass Market Internet revenue attributable to the operations acquired in the Invitel Acquisition for the entire period, compared to the year ended December 31, 2007, when such revenue was included for only eight months; (ii) the 7% appreciation of the Hungarian forint against the U.S. dollar and (iii) the increase in the number of our broadband DSL customers.

As of December 31, 2008 we had approximately 139,000 broadband DSL customers compared to approximately 122,000 broadband DSL customers as of December 31, 2007, which represents a 14% increase.

Wholesale

Our Wholesale revenue increased by $67.0 million or 53% from $127.2 million for the year ended December 31, 2007 to $194.2 million for the year ended December 31, 2008. This increase is primarily attributable to: (i) the inclusion in the year ended December 31, 2008 of Wholesale revenue attributable to the operations acquired in the Invitel Acquisition for the entire period, compared to the year ended December 31, 2007, when such revenue was included for only eight months; (ii) the inclusion of Wholesale revenue attributable to the operations acquired in the Memorex Acquisition beginning in March 2008, which resulted in an additional $52.7 million in revenue and (iii) the 7% appreciation of the Hungarian forint against the U.S. dollar.

Cost of Sales

	Year Ended December 31,
(dollars in millions)	2008	2007
Segment cost of sales	$161.5	$131.8
Backbone rental expenses	21.6	15.6
Network operating expenses	24.7	18.5
Direct personnel expenses	20.6	18.7

Total cost of sales	$228.4	$184.6

Cost of sales, at the segment level, totaled $161.5 million for the year ended December 31, 2008 and $131.8 million for the year ended December 31, 2007, representing an increase of $29.7 million or 23%. This increase is mainly attributable to: (i) the inclusion in the year ended December 31, 2008 of cost of sales attributable to the operations acquired in the Invitel Acquisition for the entire period, compared to the year ended December 31, 2007, when such cost of sales was included for only eight months; (ii) the inclusion of the cost of sales attributable to the operations acquired in the Memorex Acquisition beginning in March 2008, which resulted in additional cost of sales of $6.9 million and (iii) the 7% appreciation of the Hungarian forint against the U.S. dollar.

Segment Gross Margin

	Year Ended December 31,		% change
(dollars in millions)	2008	2007
Mass Market Voice	$124.8	$86.6	44%
Business	113.2	86.8	30%
Mass Market Internet	45.4	28.0	62%
Wholesale	110.0	52.0	112%

Segment Gross Margin	393.4	253.4	55%
Segment Gross Margin %	70.9%	65.8%

Our segment gross margin increased from $253.4 million for the year ended December 31, 2007 to $393.4 million for the year ended December 31, 2008, representing an increase of $140.0 million or 55%. This increase is attributable to the factors described below.

Our segment gross margin percentage increased from 65.8% for the year ended December 31, 2007 to 70.9% for the year ended December 31, 2008. This improvement in gross margin percentage is because Invitel and Memorex had a higher gross margin percentage than we had prior to the acquisitions of Invitel and Memorex.

In addition to the segment gross margin, consolidated gross margin includes backbone rental expenses, network operating expenses and direct personnel expenses, which increased as a result of the inclusion of Invitel and Memorex.

The following table presents a reconciliation of Segment gross margin to Income from Operations as per our Consolidated Statement of Operations and Comprehensive Income (Loss) for the years ended December 31, 2008 and 2007:

	Year Ended December 31,
(dollars in millions)	2008	2007
Segment gross margin	$393.4	$253.4
Backbone rental expenses	(21.6)	(15.6)
Network operating expenses	(24.7)	(18.5)
Direct personnel expenses	(20.6)	(18.7)
Selling, general and administrative expenses	(110.9)	(66.3)
Severance expenses	(5.7)	(9.1)
Depreciation and amortization	(128.8)	(79.0)

Income from operations	81.1	46.2

Mass Market Voice

Our Mass Market Voice segment gross margin for the year ended December 31, 2008 was $124.8 million compared to $86.6 million for the year ended December 31, 2007, representing an increase of $38.2 million or 44%. This increase is mainly due to: (i) the inclusion in the year ended December 31, 2008 of Mass Market Voice segment gross margin attributable to the operations acquired in the Invitel Acquisition for the entire period, compared to the year ended December 31, 2007, when such gross margin was included for only eight months; (ii) the inclusion in the year ended December 31, 2008 of Mass Market Voice segment gross margin attributable to the operations acquired in the Tele2 Hungary Acquisition for the entire period, compared to the year ended December 31, 2007, when such gross margin was included for only three months; and (iii) the 7% appreciation of the Hungarian forint against the U.S. dollar compared to the prior year.

The Mass Market Voice segment gross margin for the year ended December 31, 2008 compared to the year ended December 31, 2007 was also impacted by the decrease in Mass Market Voice revenue inside our historical concession areas offset by the reduction in interconnect charges.

Business

Our Business segment gross margin for the year ended December 31, 2008 was $113.2 million compared to $86.8 million for the year ended December 31, 2007, representing a $26.4 million or 30% increase. The increase was primarily due to: (i) the inclusion in the year ended December 31, 2008 of Business segment gross margin attributable to the operations acquired in the Invitel Acquisition for the entire period, compared to the year ended December 31, 2007, when such gross margin was included for only eight months; and (ii) the 7% appreciation of the Hungarian forint against the U.S. dollar.

Mass Market Internet

Our Mass Market Internet segment gross margin increased by $17.4 million or 62% from $28.0 million for the year ended December 31, 2007 to $45.4 million for the year ended December 31, 2008. This increase is primarily due to: (i) the inclusion in the year ended December 31, 2008 of Mass Market Internet segment gross margin attributable to the operations acquired in the Invitel Acquisition for the entire period, compared to the year ended December 31, 2007, when such gross margin was included for only eight months; and (ii) the 7% appreciation of the Hungarian forint against the U.S. dollar.

Wholesale

Our Wholesale segment gross margin increased by $58.0 million or 112% from $52.0 million for the year ended December 31, 2007 to $110.0 million for the year ended December 31, 2008. This increase is primarily attributable to: (i) the inclusion in the year ended December 31, 2008 of Wholesale segment gross margin attributable to the operations acquired in the Invitel Acquisition for the entire period, compared to the year ended December 31, 2007, when such gross margin was included for only eight months; (ii) the inclusion of gross margin attributable to the operations acquired in the Memorex Acquisition beginning in March 2008, which resulted in an additional gross margin of $45.8 million; and (iii) the 7% appreciation of the Hungarian forint against the U.S. dollar.

Segment selling, General and Administrative

	Year Ended December 31,
(dollars in millions)	2008	2007
Segment selling, general and administrative	$177.8	$119.1

Our segment selling, general and administrative expenses increased by $58.7 million from $119.1 million for the year ended December 31, 2007 to $177.8 million for the year ended December 31, 2008. This increase is mainly attributable to: (i) the inclusion in the year ended December 31, 2008 of selling, general and administrative expenses attributable to the operations acquired in the Invitel Acquisition for the entire period, compared to the year ended December 31, 2007, when such selling, general and administrative expenses were included for only eight months; (ii) the inclusion of selling, general and administrative expenses attributable to the operations acquired in the Memorex Acquisition beginning in March 2008, which resulted in an increase of $32.2 million; and (iii) the 7% appreciation of the Hungarian forint against the U.S. dollar.

The following table presents a reconciliation of segment selling, general and administrative expenses to selling, general and administrative expenses as per our Consolidated Statement of Operations and Comprehensive Income (Loss) for the year ended December 31, 2008 and 2007:

	Year Ended December 31,
(dollars in millions)	2008	2007
Segment selling, general and administrative	$177.8	$119.1
Backbone rental expenses	(21.6)	(15.6)
Network operating expenses	(24.7)	(18.5)
Direct personnel expenses	(20.6)	(18.7)

Total selling, general and administrative	$110.9	$66.3

The change in the amounts of reconciling items is primarily due to the Invitel Acquisition and the Memorex Acquisition.

Severance costs

	Year Ended December 31,
(dollars in millions)	2008	2007
Severance costs	$5.7	$9.1

Severance costs for year ended December 31, 2008 amounted to $5.7 million and primarily related to the restructuring of our operations relating to the Invitel Acquisition and the Memorex Acquisition. Our severance costs for year ended December 31, 2007 amounted to $9.1 million and primarily related to the restructuring of our operations following the Invitel Acquisition and the Tele2 Hungary Acquisition and the consolidation of such operations with our existing business. As a result of these restructurings, we expect that the efficiency of our operations will increase.

Depreciation and Amortization

	Year Ended December 31,
(dollars in millions)	2008	2007
Depreciation and amortization	$128.8	$79.0

Depreciation and amortization increased by $49.8 million from $79.0 million for the year ended December 31, 2007 to $128.8 million for the year ended December 31, 2008. This increase is mainly due to: (i) the inclusion in the year ended December 31, 2008 of depreciation and amortization expense attributable to the operations acquired in the Invitel Acquisition for the entire period, compared to the year ended December 31, 2007, when such depreciation and amortization expense was included for only eight months; (ii) the inclusion of depreciation and amortization expense attributable to the operations acquired in the Memorex Acquisition beginning in March 2008, which resulted in additional depreciation and amortization expense of $14.2 million; (iii) impairment of $7.1 million in connection with IT projects, which were discontinued; (iv) the acceleration of the amortization of certain customer related intangible assets and (v) the 7% appreciation of the Hungarian forint against the U.S. dollar.

Income from Operations

	Year Ended December 31,
(dollars in millions)	2008	2007
Income from operations	$81.1	$46.2

As a result of the factors described above, income from operations increased by $34.9 million from $46.2 million for the year ended December 31, 2007 to $81.1 million for the year ended December 31, 2008.

Foreign Exchange Gains / (Losses), Net

	Year Ended December 31,
(dollars in millions)	2008	2007
Foreign exchange gains (losses), net	$(23.2)	$(6.5)

Our foreign exchange losses increased by $16.7 million from $6.5 million for the year ended December 31, 2007 to $23.2 million for the year ended December 31, 2008. Our foreign exchange losses primarily resulted from foreign exchange losses of $30.8 million mainly relating to realized foreign exchange losses on the scheduled repayments of our debt during the year and unrealized foreign exchange losses on the revaluation of our borrowings at year end. These foreign exchange losses were offset by realized foreign exchange gains of $7.6 million arising on the settlements of our receivables and short-term liabilities.

Interest Expense

	Year Ended December 31,
(dollars in millions)	2008	2007
Interest expense	$114.2	$58.7

Our interest expense increased by $55.5 million from $58.7 million for the year ended December 31, 2007 to $114.2 million for the year ended December 31, 2008. This increase is mainly due to: (i) the inclusion of interest expense attributable to our assumed debt from the Invitel Acquisition for the year ended December 31, 2008 for the entire period compared to the year ended December 31, 2007, when such interest expense was included for only eight months, which resulted in an increase of $22.9 million; (ii) the inclusion of interest expense of the 2007 Notes issued in connection with the Invitel Acquisition for the entire period in the year ended December 31, 2008 compared to the year ended December 31, 2007, when such interest expense was included for only eight months, which resulted in an increase of $11.2 million; (iii) interest expense on the Bridge Loan of $13.5 million relating to the Memorex Acquisition; and (iv) the 7% appreciation of the Hungarian forint against the U.S. dollar.

Interest Income

	Year Ended December 31,
(dollars in millions)	2008	2007
Interest income	$2.0	$1.3

Our interest income was $2.0 million for the year ended December 31, 2008 and $1.3 million for the year ended December 31, 2007. Interest income was realized on our cash balances during these periods.

Gains / (Losses) from Fair Value Changes of Derivative Financial Instruments

	Year Ended December 31,
(dollars in millions)	2008	2007
Gains / (losses) from fair value changes of derivative financial instruments	$3.8	$(54.0)

The gain of 3.8 million on the fair value changes of derivative financial instruments for the year ended December 31, 2008 is primarily due to unrealized gains of $27.4 million relating to the change in the fair value of open positions offset by realized losses of $23.7 million.

The 54.0 million loss on the fair value changes of derivative financial instruments for the year ended December 31, 2007 is primarily due to: (i) the changes in the unrealized fair value of the hedges entered into in connection with the debt assumed as part of the Invitel Acquisition; (ii) realized losses on closed interest rate swap contracts of $7.5 million; and (iii) the depreciation of the Hungarian forint against the euro during the year.

Gains / (Losses) from Fair Value Change of Warrants

	Year Ended December 31,
(dollars in millions)	2008	2007
Gains / (losses) from fair value change of warrants	$—	$(15.1)

In May 1999, we issued notes (the “Notes”) in an aggregate amount of $25.0 million with detachable warrants (the “Warrants”) to purchase 2,500,000 shares of our Common Stock at a price of $10 per share. The Notes were canceled upon the exercise of the Warrants by TDC, our majority stockholder, on March 28, 2007. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, we recorded a loss of $15.1 million upon exercise of the Warrants.

Income Tax Benefit / (Expense)

	Year Ended December 31,
(dollars in millions)	2008	2007
Corporate tax	(0.2)	(0.5)
Local business tax	(18.9)	(6.6)

Current tax benefit / (expense)	(19.1)	(7.1)
Deferred tax benefit / (expense)	0.6	3.8

Total income tax benefit / (expense)	$(18.5)	$(3.3)

Our income tax expense increase by $15.2 million from $3.3 million for the year ended December 31, 2007 to $18.5 million for the year ended December 31, 2008, primarily due to the increase in local tax expense due to a $11.0 million payable in relation to a municipality tax court case decision (see Note 10 “Income Taxes” in the Notes to Consolidated Financial Statements).

Net Income / (Loss) Attributable to Common Stockholders

	Year Ended December 31,
(dollars in millions)	2008	2007
Net income / (loss) attributable to common stockholders	$(69.2)	$(96.6)

As a result of the factors discussed above, we recorded a net loss attributable to common stockholders of $69.2 million or $4.22 per basic share and $4.22 per share on a diluted basis, for the year ended December 31, 2008 compared to a net loss attributable to common stockholders of $96.6 million, or $6.23 per basic share and $6.23 per share on a diluted basis, for the year ended December 31, 2007.

Comparison of Year Ended December 31, 2007 and Year Ended December 31, 2006

The functional currency of our Hungarian subsidiaries is the Hungarian forint and the functional currency of our subsidiaries outside Hungary is the applicable local currency. The average USD/HUF exchange rate for year ended December 31, 2007 was 183.83, compared to an average USD/HUF exchange rate for the year ended December 31, 2006 of 210.39. When comparing the year ended December 31, 2007 to the year ended December 31, 2006, you should note that U.S. dollar reported amounts have been affected by this 15% appreciation in the Hungarian forint against the U.S. dollar. Results have also been affected by the inclusion of the results attributable to the operations acquired in the Invitel Acquisition since April 27, 2007, the date of the Invitel Acquisition, and the inclusion of the results attributable to the operations acquired in the Tele2 Hungary Acquisition from October 18, 2007, the date of the Tele2 Hungary Acquisition.

Revenue

	Year Ended December 31,		% change
(dollars in millions)	2007	2006
Mass Market Voice	$108.1	$33.5	223%
Business	116.3	70.7	64%
Mass Market Internet	33.6	3.3	918%
Wholesale	127.2	81.8	56%

Total Revenue	385.2	189.3	103%

Our revenue increased in U.S. dollar terms by $195.9 million, or 103%, between the year ended December 31, 2007 and the year ended December 31, 2006. In functional currency terms, revenue increased by 78%. This increase is attributable to the factors described below. (Certain amounts in functional currency terms have been reported in U.S. dollars using a fixed exchange rate of 183.83 USD/HUF for comparative purposes.)

Mass Market Voice

Our Mass Market Voice revenue for the year ended December 31, 2007 was $108.1 million compared to $33.5 million for the year ended December 31, 2006, representing an increase of $74.6 million or 223%. This increase is mainly due to: (i) the inclusion of Mass Market Voice revenue of $71.3 million attributable to the operations acquired in the Invitel Acquisition and the Tele2 Hungary Acquisition; and (ii) the 15% appreciation in the Hungarian forint against the U.S. dollar compared to the prior year. These increases were offset by the decline, in functional currency terms, of Mass Market Voice revenue within the Hungarotel historical concession areas (Hungarotel was our Hungarian subsidiary, which we used to market our Mass Market services prior to the Invitel Acquisition). We experienced an approximate 10% decrease in the number of Mass Market Voice telephone lines within the Hungarotel historical concession areas from approximately 125,000 as of December 31, 2006 to approximately 112,000 as of December 31, 2007. Furthermore, there was a reduction in traffic as a result of the continued competition from mobile telephone operators and the competition from other service providers, such as cable television operators. This decrease was partly offset by the increased revenue outside the Hungarotel historical concession areas. We experienced an increase in the number of our Carrier Selection (“CS”) and Carrier Pre-Selection (“CPS”) customers. As of December 31, 2007, we had approximately 60,000 customers compared to approximately 44,000 customers as of December 31, 2006, representing a 36% increase.

The number of Mass Market Voice telephone lines within the Invitel historical concession areas was approximately 294,000 as of December 31, 2007 and the number of Invitel’s and Tele2 Hungary’s Carrier Selection (“CS”) and Carrier Pre-Selection (“CPS”) customers that represent the customer base outside our historical concession areas was approximately 694,000 as of December 31, 2007.

Business

Our Business revenue for the year ended December 31, 2007 was $116.3 million compared to $70.7 million for the year ended December 31, 2006, representing a $45.6 million or 64% increase. The increase was primarily due to the inclusion of Business revenue attributable to the operations acquired in the Invitel Acquisition of $47.9 million and the 15% appreciation in the Hungarian forint against the U.S. dollar, offset by a decrease in Business revenue in PanTel due to lower-priced contract renewals and fixed-to-mobile substitution. (PanTel was our Hungarian subsidiary, which we used to market our Business and Wholesale services prior to the Invitel Acquisition).

The number of Business voice telephone lines within the Invitel historical concession areas was approximately 35,000 as of December 31, 2007. Invitel had approximately 13,000 direct access voice telephone lines and approximately 8,000 indirect access voice telephone lines outside our historical concession areas as of December 31, 2007. In addition, Invitel had approximately 13,000 DSL lines and approximately 7,000 leased lines as of December 31, 2007.

The number of Business voice telephone lines within the Hungarotel historical concession areas changed from approximately 12,900 as of December 31, 2006 to approximately 12,600 as of December 31, 2007 and the number of direct and indirect access voice telephone lines outside of the Hungarotel historical concession increased from approximately 49,000 as of December 31, 2006 to approximately 51,000 as of December 31, 2007.

Mass Market Internet

Our Mass Market Internet revenue increased by $30.3 million from $3.3 million for the year ended December 31, 2006 to $33.6 million for the year ended December 31, 2007. This increase is primarily due to: (i) the inclusion of Mass Market Internet revenue attributable to the operations acquired in the Invitel Acquisition, which resulted in $28.2 million of additional revenue and (ii) the 15% appreciation in the Hungarian forint against the U.S. dollar.

The $28.2 million of revenue due to the Invitel Acquisition was attributable to by the approximately 104,000 broadband DSL lines attributable to the Invitel Acquisition as of December 31, 2007. Outside of the operations attributable to the Invitel Acquisition, we increased the number of broadband DSL lines from approximately 10,000 as of December 31, 2006 to approximately 17,000 as of December 31, 2007, which represents a 70% increase.

Wholesale

Our Wholesale revenue increased by $45.4 million or 56% from $81.8 million for the year ended December 31, 2006 to $127.2 million for the year ended December 31, 2007. This increase is primarily due to the inclusion of Wholesale revenue attributable to the operations acquired in the Invitel Acquisition, which resulted in an additional $27.0 million in revenue, and the 15% appreciation in the Hungarian forint against the U.S. dollar.

Cost of Sales

	Year Ended December 31,
(dollars in millions)	2007	2006
Segment cost of sales	$131.8	$73.3

Cost of sales, at the segment level, totaled $131.8 million and $73.3 million for the years ended December 31, 2007 and 2006, respectively, and showed an increase of $58.5 million or 80%. This increase is mainly attributable to: (i) the inclusion of the cost of sales attributable to the operations acquired in the Invitel Acquisition and the Tele2 Hungary Acquisition, which resulted in additional cost of sales of $46.8 million, and (ii) the 15% appreciation in the Hungarian forint against the U.S. dollar.

The following table presents a reconciliation of segment cost of sales to cost of sales as per our Consolidated Statement of Operations and Comprehensive income for the years ended December 31, 2007 and 2006:

	Year Ended December 31,
(dollars in millions)	2007	2006
Segment cost of sales	$131.8	$73.3
Backbone rental expenses	15.6	9.7
Network operating expenses	18.5	8.8
Direct personnel expenses	18.7	6.2

Total cost of sales	$184.6	$98.0

The change in the amounts of reconciling items is primarily due to the Invitel Acquisition and the Tele2 Hungary Acquisition.

Segment Gross Margin

	Year Ended December 31,		% change
(dollars in millions)	2007	2006
Mass Market Voice	$86.6	$26.3	229%
Business	86.8	51.0	70%
Mass Market Internet	28.0	3.2	775%
Wholesale	52.0	35.4	47%

Segment Gross Margin	253.4	115.9	119%
Segment Gross Margin %	65.8%	61.2%

Our segment gross margin increased from $115.9 million for the year ended December 31, 2006 to $253.4 million for the year ended December 31, 2007, an increase of $137.5 million or 119%. This increase is attributable to the factors described below.

Our segment gross margin percentage increased from 61.2% in 2006 to 65.8% in 2007. This improvement in gross margin percentage is due to the fact that Invitel had a higher gross margin percentage than we had prior to the Invitel Acquisition.

In addition to the segment gross margin, consolidated gross margin includes backbone rental expenses, network operating expenses and direct personnel expenses, which increased as a result of the inclusion of Invitel and Tele2.

The following table presents a reconciliation of Segment gross margin to Income from Operations as per our Consolidated Statement of Operations and Comprehensive Income (Loss) for the year ended December 31, 2007 and 2006:

	Year Ended December 31,
(dollars in millions)	2007	2006
Segment gross margin	$253.4	$115.9
Backbone rental expenses	(15.6)	(9.7)
Network operating expenses	(18.5)	(8.8)
Direct personnel expenses	(18.7)	(6.2)
Selling, general and administrative expenses	(66.3)	(35.1)
Severance expenses	(9.1)	(0.7)
Depreciation and amortization	(79.0)	(26.1)

Income from operations	46.2	29.3

Mass Market Voice

Our Mass Market Voice gross margin for the year ended December 31, 2007 was $86.6 million compared to $26.3 million for the year ended December 31, 2006, representing an increase of $60.3 million or 229%. This increase is mainly due to the inclusion of Mass Market Voice gross margin attributable to the operations acquired in the Invitel Acquisition and the Tele2 Hungary Acquisition of $56.7 and the 15% appreciation in the Hungarian forint against of the U.S. dollar.

Business

Our Business segment gross margin for the year ended December 31, 2007 was $86.8 million compared to $51.0 million for the year ended December 31, 2006, representing a $35.8 million or 70% increase. The increase was primarily due to the inclusion of Business segment gross margin attributable to the operations acquired in the Invitel Acquisition of $37.1 million and the 15% appreciation in the Hungarian forint against the U.S. dollar, offset by a decrease in Business segment gross margin in PanTel.

Mass Market Internet

Our Mass Market Internet segment gross margin increased by $24.8 million from $3.2 million for the year ended December 31, 2006 to $28.0 million for the year ended December 31, 2007. This increase is primarily due to: (i) the inclusion of Mass Market Internet segment gross margin attributable to the operations acquired in the Invitel Acquisition, which resulted in $22.9 million of additional gross margin; and (ii) the 15% appreciation in the Hungarian forint against the U.S. dollar.

Wholesale

Our Wholesale segment gross margin increased by $16.6 million or 47% from $35.4 million for the year ended December 31, 2006 to $52.0 million for the year ended December 31, 2007. This increase is primarily attributable to (i) the inclusion of Wholesale segment gross margin attributable to the operations acquired in the Invitel Acquisition, which resulted in an additional gross margin of $10.2 million; and (ii) the 15% appreciation in the Hungarian forint against the U.S. dollar.

Segment selling, General and Administrative

	Year Ended December 31,
(dollars in millions)	2007	2006
Segment selling, general and administrative	$119.1	$59.8

Our segment selling, general and administrative expenses increased by $59.3 million from $59.8 million for the year ended December 31, 2006 to $119.1 million for the year ended December 31, 2007. This 99% increase is mainly attributable to: (i) the inclusion of selling, general and administrative expenses attributable to the operations acquired in the Invitel Acquisition and the Tele2 Hungary Acquisition, which resulted in an increase of $51.9 million; (ii) expenses incurred as a result of the Invitel Acquisition and Tele2 Hungary Acquisition, including integration expenses of $13.2 million; and (iii) the 15% appreciation of the Hungarian forint against the U.S. dollar.

The following table presents a reconciliation of segment selling, general and administrative expenses to selling, general and administrative expenses as per our Consolidated Statement of Operations and Comprehensive Income (Loss) for the years ended December 31, 2007 and 2006:

	Year Ended December 31,
(dollars in millions)	2007	2006
Segment selling, general and administrative	$119.1	$59.8
Backbone rental expenses	(15.6)	(9.7)
Network operating expenses	(18.5)	(8.8)
Direct personnel expenses	(18.7)	(6.2)

Total selling, general and administrative	$66.3	$35.1

The change in the amounts of reconciling items is primarily due to the Invitel Acquisition and the Tele2 Hungary Acquisition.

Severance costs

	Year ended December 31,
(dollars in millions)	2007	2006
Severance costs	$9.1	$0.7

Our severance costs for the year ended December 31, 2007, of $9.1 million, are primarily due to the termination costs related to our restructuring of operations following the Invitel Acquisition.

Our severance costs for the year ended December 31, 2006, of $0.7 million, are primarily due to the termination costs related to an officer of the Company, as well as other individually insignificant severance costs related to a workforce reduction.

Depreciation and Amortization

	Year Ended December 31,
(dollars in millions)	2007	2006
Depreciation and amortization	$79.0	$26.1

Depreciation and amortization increased by $52.9 million from $26.1 million for the year ended December 31, 2006 to $79.0 million for the year ended December 31, 2007. This increase is mainly due to: (i) the inclusion of depreciation and amortization charges attributable to the operations acquired in the Invitel Acquisition and the Tele2 Hungary Acquisition, which resulted in additional depreciation and amortization expense of $44.8 million; (ii) the depreciation of prior year capital expenditures of Hungarotel and PanTel, which resulted in $1.7 million higher depreciation and amortization charges; (iii) the impairment of the PanTel brand name in the amount of $1.2 million due to the fact that we decided to market our products under the Invitel brand name following the Invitel Acquisition; and (iv) the 15% appreciation in the Hungarian forint against the U.S. dollar.

Income from Operations

	Year Ended December 31,
(dollars in millions)	2007	2006
Income from operations	$46.2	$29.3

As a result of the factors described above, income from operations increased by $16.9 million or 58% from $29.3 million for the year ended December 31, 2006 to $46.2 million for the year ended December 31, 2007.

Foreign Exchange Gains / (Losses), Net

	Year Ended December 31,
(dollars in millions)	2007	2006
Foreign exchange gains (losses), net	$(6.5)	$1.1

Our foreign exchange losses of $6.5 million for the year ended December 31, 2007 resulted primarily from unrealized losses due to the revaluation of our euro denominated borrowings at period end as a result of the weakening of the Hungarian forint against the euro during the year ended December 31, 2007.

Our foreign exchange gains for the year ended December 31, 2006 resulted primarily from the strengthening of the Hungarian forint against the euro on our euro denominated debt outstanding during the period.

Interest Expense

	Year Ended December 31,
(dollars in millions)	2007	2006
Interest expense	$58.7	$14.9

Interest expense increased by $43.8 million from $14.9 million for the year ended December 31, 2006 to $58.7 million for the year ended December 31, 2007. This increase is mainly due to: (i) the inclusion of interest expense attributable to our assumed debt from the Invitel Acquisition, which resulted in an additional $40.1 million of interest expense; (ii) the additional interest expense of $13.7 million as a result of the issuance of the 2007 Notes in connection with the Invitel Acquisition; and (iii) the 15% appreciation in the Hungarian forint against the U.S. dollar.

Interest Income

	Year Ended December 31,
(dollars in millions)	2007	2006
Interest income	$1.3	$1.3

Interest income was $1.3 million for the year ended December 31, 2006 and $1.3 million for the year ended December 31, 2007. Interest income was realized on our cash balances during these periods.

Gains / (Losses) from Fair Value Changes of Derivative Financial Instruments

	Year Ended December 31,
(dollars in millions)	2007	2006
Gains / (losses) from fair value changes of derivative financial instruments	$(54.0)	$2.3

The $54.0 million loss on the fair value changes of derivatives for the year ended December 31, 2007 is primarily due to: (i) changes in the unrealized fair value of the hedges entered into in connection with the debt assumed as part of the Invitel Acquisition; (ii) realized losses on closed interest rate swap contracts of $7.5 million; and (iii) the depreciation of the Hungarian forint against the euro during the year.

Gains / (Losses) from Fair Value Change of Warrants

	Year Ended December 31,
(dollars in millions)	2007	2006
Gains / (losses) from fair value change of warrants	$(15.1)	$3.3

In May 1999, we issued notes (the “Notes”) in an aggregate amount of $25.0 million with detachable warrants (the “Warrants”) to purchase 2,500,000 shares of our Common Stock at a price of $10 per share. The Notes were canceled upon the exercise of the Warrants by TDC, our majority stockholder, on March 28, 2007.

In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, we recorded a non-cash gain of $3.3 million for the year ended December 31, 2006, relating to the change in the fair value of the Warrants driven by the change in the Company’s stock price during the period and a loss of $15.1 million upon exercise of the Warrants.

Income Tax Benefit / (Expense)

	Year Ended December 31,
(dollars in millions)	2007	2006
Corporate tax	(0.5)	(1.7)
Local business tax	(6.6)	(3.9)

Current tax benefit / (expense)	(7.1)	(5.6)
Deferred tax benefit / (expense)	3.8	0.3

Total income tax benefit / (expense)	$(3.3)	$(5.3)

Our income tax expense decreased by $2.0 million from an expense of $5.3 million for the year ended December 31, 2006 to an expense of $3.3 million for the year ended December 31, 2007, primarily due to the inclusion of Invitel’s and Tele2 Hungary’s current tax and the 15% appreciation in the Hungarian forint against the U.S. dollar offset by the deferred tax benefit recognized for the year.

Net Income / (Loss) Attributable to Common Stockholders

	Year Ended December 31,
(dollars in millions)	2007	2006
Net income / (loss) attributable to common stockholders	$(96.6)	$16.4

As a result of the factors discussed above, we recorded a net loss attributable to common stockholders of $96.6 million, or $6.23 per basic share and $6.23 per share on a diluted basis, for the year ended December 31, 2007 compared to a net gain attributable to common stockholders of $16.4 million, or $1.28 per basic share and $1.04 per share on a diluted basis, for the year ended December 31, 2006.

Liquidity and Capital Resources

Our net cash provided by operating activities was $136.5 million for the year ended December 31, 2008, compared to $104.8 million for the year ended December 31, 2007. This increase in cash generated is primarily due to the Invitel Acquisition and the Memorex Acquisition.

We used net cash in investing activities of $155.2 million for the year ended December 31, 2008, which includes the acquisition of Memorex in the amount of $32.1 million, capital expenditure of $115.1 million and the settlement of derivative financial instruments of $13.2 million. Net cash used in investing activities was $189.7 million for the year ended December 31, 2007 and includes the acquisition of Invitel and Tele2 Hungary in the amount of $107.1 million and capital expenditures of $65.7 million.

Financing activities provided net cash of $43.2 million for the year ended December 31, 2008 compared to $84.5 million for the year ended December 31, 2007. Cash flows from financing activities for the year ended December 31, 2008 mainly resulted from the draw down of the Bridge Loan relating to the Memorex Acquisition in the amount of $146.2 million and the draw down of $14.8 million from our Facilities Agreement offset by the repayment of Memorex’s debt and partial repayment of the Facilities Agreement of $100.4 million, payment under capital lease obligations of $7.5 million and refinancing costs of $9.8 million.

We have historically funded our capital requirements primarily through a combination of debt financing and cash flow from operations. We expect to invest EUR 65 million (approximately $86.5 million at current exchange rates) and EUR 50 to 55 million (approximately $66.5 to $73.2 million at current exchange rates) in capital expenditures in 2009 and 2010, respectively, which we expect to fund from our cash flow from operations. For a summary description of our financing arrangements and current debt structure, see Note 7 “Short and long-term debt” in the Notes to Consolidated Financial Statements.

We agreed to pay HUF 2.0 billion (approximately $9.2 million at current exchange rates) in installments from January 2009 to June 2010 to settle some litigation related to Hungarian local business taxes. Our other major contractual cash obligations as of December 31, 2008 (at December 31, 2008 exchange rates) are as follows:

Cash Payments Due by Period

($ in thousands)

Obligation	Total	1 Year or Less	2–3 Years	4-5 Years	After 5 Years
Long Term Debt principal payment	$994,228	$54,379	$76,225	$722,716	$140,908
Long Term Debt interest (1)	441,340	61,600	115,630	245,205	18,905
Interest Rate Swap Agreements	9,780	11,060	(1,280)	—	—
Lease Commitments to Telecommunication Providers	62,326	9,328	14,851	10,678	27,469
Other Operating Leases	23,185	5,262	8,102	1,857	7,964
Capital Leases	13,108	8,051	5,057	—	—

Total	$1,543,967	$149,680	$218,585	$980,456	$195,246

(1)

Long-term debt interest payment obligations are calculated by rates of interest for the respective debt arrangements as follows: 10.5% for the HUF tranche of the Facilities Agreement; 4.5% for the EUR tranche of the Facilities Agreement; 6.0% for the 2007 Notes; 11.25% for the 2006 PIK Notes; 10.75% for the 2004 Notes; 11.5% for the Memorex Bridge Loan; 5.0% for the Memorex Turkey Loan; and 7.55% and 7.90% for the 1st and 2nd Memorex Prep Loans, respectively.

Liquidity risk represents the risk that we are unable to meet our payment obligations when those become due. We monitor our liquidity position on an ongoing basis by forecasting and monitoring revenue, capital and operating expenditures, investments and debt service.

The global financial crisis has affected the whole Central and South Eastern European economy. In addition, Hungary’s monetary and fiscal policies have had a significant impact on the Hungarian economy, which has resulted in a recent significant devaluation of the Hungarian forint (see “-Macroeconomic Factors” above). We cannot at this time predict with certainty the impact such conditions will have on our business both in Hungary and the Central and South Eastern European region with respect to consumer and business spending on our services or on our ability to repay our debt obligations. We do, however, believe that cash provided by our operating activities and our financing activities will provide adequate resources to satisfy our working capital requirements, scheduled principal and interest payments on debt and anticipated capital expenditure requirements.

We also expect that we will continue to be in compliance with all of the financial covenants that are contained in our financing agreements. However, there can be no assurance that we will continue to be in compliance with our financial covenants or that we will be able to obtain covenant relief if such covenant relief should become necessary. The financial covenants contained in our debt agreements are primarily euro based. Since approximately 75% of our revenue and 80% of our operating expenses are Hungarian forint based, we face additional foreign exchange rate risk when we convert our revenue and expenses into euros in order to determine whether we are in compliance with our financial covenants. Failure to comply with these covenants could lead to a default and an acceleration of our debt obligations. In order to limit our risk of non-compliance, we entered into several currency option transactions with BNP Paribas and Calyon. For an aggregate premium of EUR 4.2 million, the banks have insured us against a significant devaluation of the forint versus the euro through March 2010. If the average EUR/HUF exchange rate during certain designated trading periods were to significantly rise due to a devaluation of the forint over such designated trading periods through March 2010 (above a EUR/HUF exchange rate of 350 or 370), the banks would owe us a cash settlement. Based on these currency option transactions and some foreign exchange forward contracts that we entered into (to purchase euros with forint at a set exchange rate), we believe, given our current internal projections of our future operating performance, that we would be in compliance with our financial covenants even if the Hungarian forint were to significantly devalue with protection up to maximum EUR/HUF exchange rate of 400 through March 2010. As of May 5, 2009, the euro/forint exchange rate was 284.25.

In addition to our internally generated cash flow from operations, we have additional liquidity provided by our Facilities Agreement, which agreement was amended and refinanced in March 2009. The Facilities Agreement provides us with revolving credit facilities of EUR 4.0 million (approximately $5.3 million at current exchange rates) and HUF 310 million (approximately $1.5 million at current exchange rates), and liquidity facilities of EUR 7.9 million (approximately $10.5 million at current exchange rates) and HUF 619 million (approximately $2.9 million at current exchange rates) available for draw down. The revolving credit and liquidity facilities are committed lines of credit. We would be able to access these credit facilities should we need additional liquidity to meet our cash obligations. See Note 20 “Subsequent Events” in the Notes to Consolidated Financial Statements.

As part of the amending and refinancing of our Facilities Agreements in March 2009, we refinanced and terminated our Bridge Loan by entering into a EUR 32.0 million subordinated term loan that was arranged by BNP Paribas and Calyon (the “Subordinated Term Loan”) and a EUR 34.1 million subordinated PIK shareholder loan with an affiliate of our majority shareholder, TDC (the “TDC PIK Loan”). See Note 20 “Subsequent Events” in the Notes to Consolidated Financial Statements.

Our loans under the Facilities Agreement mature in 2011. The Subordinated Term Loan and the 2004 Notes mature in 2012. The 2006 PIK Notes, the 2007 Notes and the TDC PIK loan mature in 2013. We will continue to evaluate our capital structure and the capital markets in the future in making our capital financing decisions. For a more detailed description of our debt agreements, see Note 7 “Short and long-term debt” and Note 20 “Subsequent Events” in the Notes to Consolidated Financial Statements.

We may, subject to the terms of our debt instruments, from time to time purchase or otherwise acquire or retire our subsidiaries’ debt and take other steps to reduce our consolidated debt or otherwise change our capital structure. These actions may include open market purchases, negotiated transactions, tender offers, exchange offers or other transactions. The timing and amount of any debt purchases or acquisitions would depend on market conditions, trading levels of the debt from time to time, our cash position and the availability and terms of cash financing from other sources, and other considerations.

We will continue to evaluate our capital structure and the capital markets in the future in making our capital financing decisions.

Counterparty risk

We keep our bank accounts predominantly with banks providing financing under the Facilities Agreement. We believe that such funds are subject to virtually no risk.

In connection with the Invitel Acquisition in 2007, we entered into various derivative agreements (the “2007 Derivative Agreements”) pursuant to which we and the counterparties are contractually obliged to make cash payments. The counterparties to the 2007 Derivative Agreements are BNP Paribas, Unicredit Hungary and Calyon, which are banks with high credit ratings. The derivative contracts are based on standard arrangements per the International Swaps and Derivatives Association (“ISDA”). If an event of default were to occur with respect to any of these derivative agreements, such agreement would be terminated and the parties would settle at the net fair value of the agreement upon settlement. In October 2008, we entered into numerous transactions (the “2008 Derivative Agreements”) pursuant to which we effectively terminated a substantial portion of the 2007 Derivative Agreements. The counterparty to our new derivative agreements is BNP Paribas, a party to a majority of the 2007 Derivative Agreements. Therefore, our counterparty risk is further minimized. In March 2009, following the refinancing of our Facilities Agreement and our Bridge Loan, we entered into several currency option transactions with BNP Paribas and Calyon to limit our exposure to covenant defaults under our debt agreements due to a further devaluation of the forint versus the euro. In late April 2009, we entered into several interest rate swap agreements with BNP Paribas and Calyon pursuant to which we swapped some of our floating rate EUR interest payment obligations for fixed rate EUR interest payment obligations. See Note 8 “Derivative Financial Instruments” and Note 20 “Subsequent Events” in the Notes to Consolidated Financial Statements and also Item 7A. “Quantitative and Qualitative Disclosures About Market Risk.”

Credit rating

The 2004 Notes and the 2007 Notes are rated by international credit rating agencies as required by the relevant indentures. The Corporate Credit Rating is B/Negative and the Corporate Family Rating is B1/Stable as of December 31, 2008, as issued by Standard & Poor’s and Moody’s, respectively. On March 10, 2009, Standard & Poor’s affirmed its Corporate Credit Rating of B/Negative while Moody’s affirmed its Corporate Family rating of B1 and lowered its outlook from Stable to Negative. Our ratings do not have a direct impact on our cash flows, nor do they require any change in the collateral securing our existing debt.

Inflation and Foreign Currency

During the year ended December 31, 2008, the Hungarian forint depreciated against both the euro and the U.S. dollar. Overall, this resulted in a net foreign exchange loss of $23.2 million for the year ended December 31, 2008 compared to a net foreign exchange loss of $6.5 million for the year ended December 31, 2007 (see “-Macroeconomic Factors” and “-Liquidity and Capital Resources”).

Approximately 75% of our total revenue is denominated in Hungarian forint and our operating and other expenses, including capital expenditures, are predominantly in Hungarian forint but also in U.S. dollars and euros. In addition, certain items in the balance sheet accounts are denominated in currencies other than the functional currencies of the operating subsidiaries. Accordingly, when such accounts are translated into the functional currency, we are subject to foreign exchange gains and losses which are reflected as a component of earnings. When the subsidiaries financial statements are translated into U.S. dollars for financial reporting purposes, we are subject to translation adjustments, the effect of which is reflected as a component of stockholders’ equity.

Unaudited pro-forma consolidated financial information of Matel

In connection with the Invitel Acquisition on April 27, 2007, our subsidiary HTCC Holdco II B.V. (“Holdco II”) issued Floating Rate Senior Notes (the “2007 Notes”) in the amount of EUR 200 million due 2013 (as described in Note 7 “Short and long-term debt” of the Notes to the Consolidated Financial Statements). All liabilities and obligations relating to the 2007 Notes were transferred to our subsidiary Matel after the consummation of the Invitel Acquisition. Matel is the direct parent company of Invitel and the indirect parent of our other operating subsidiaries. We use Matel as a financing entity.

Matel is required to furnish to the holders of the 2007 Notes and the 2004 Notes all annual and quarterly reports required to be filed with the U.S. Securities and Exchange Commission, which reports are required to contain certain financial information, including certain non-GAAP financial information. We believe that the 2007 Notes and the 2004 Notes are a key component of our capital structure and any non-compliance with the 2007 Notes Indenture or the 2004 Notes Indenture could have a material impact on our financial condition and liquidity.

The following table presents unaudited summarized pro-forma consolidated financial information of Matel, on a pro-forma basis, as though the combination of Invitel, Tele2 Hungary and Memorex had occurred at the beginning of the respective periods:

	Year ended December 31,
	2008 Pro-forma	2007 Pro-forma
	(in thousands)
Revenue	$565,461	$554,141
Adjusted EBITDA (1)	249,218	211,312
Net income (loss)	(52,368)	(79,319)
Depreciation and amortization	(131,740)	(126,813)
Net interest expense (2)	(76,007)	(74,618)
Capital expenditure (3)	128,834	96,567
Net cash flow provided by (used in) operating activities *	136,490	101,499

	As of December 31,
	2008 Pro-forma	2007 Pro-forma
	(in thousands)
Cash and cash equivalents	$40,805	$53,057
Third party debt (4)	767,727	820,077
Net third party debt (5)	726,921	767,020
Total liabilities	1,042,357	1,075,523

(*)	Consolidated net cash flow provided by operating activities as per our cash flow statement for the years ended December 31, 2008 and 2007.

The above unaudited pro-forma consolidated financial information is intended for informational purposes only and is not indicative of Matel’s results of operations had the combination of Invitel, Tele2 Hungary and Memorex occurred at the beginning of the respective periods. The unaudited pro-forma consolidated financial information does not include potential cost savings from operating efficiencies or synergies.

The pro-forma financial information in Note 2 “Acquisitions” of the Notes to the Consolidated Financial Statements differs from the pro-forma financial information presented above because the pro-forma financial information in Note 2 “Acquisitions” of the Notes to the Consolidated Financial Statements is prepared for HTCC, the parent company, while the pro-forma financial information presented here is for Matel, a subsidiary of HTCC.

The unaudited pro-forma consolidated financial information for the years ended December 31, 2008 and 2007 included in the above table was calculated by using USD/HUF exchange rates of 171.80 and 183.83, respectively, which were the average exchange rates for the years ended December 31, 2008 and 2007.

(2)	We define EBITDA as net profit/(loss) plus income taxes, net financial expenses and depreciation and amortization. Adjusted EBITDA is EBITDA plus the cost of restructuring, due diligence expenses, non-cash share-based compensation and other non-recurring items. Other companies in our industry may calculate Adjusted EBITDA in a different manner. Adjusted EBITDA is not a measurement of financial performance under U.S. GAAP and should not be considered as an alternative to net gain or to cash flow from operating, investing or financing activities, as a measure of liquidity or an indicator of our operating performance or any other measures of performance derived in accordance with U.S. GAAP. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements. In addition, Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments.

Adjusted EBITDA is reconciled to net income as follows:

	Year ended December 31,
	2008 Pro-forma	2007 Pro-Forma
	(in thousands)
Adjusted EBITDA	$249,218	$211,312
Cost of restructuring and integration	(16,920)	(14,218)
Due diligence expenses	(6,684)	(2,000)
SEC related expenses	(1,773)	(2,351)
Provision for unused vacation	(60)	(440)
Provision for real-estate terminations	(55)	(2,708)
One-off legal and bad debt provisions	(1,478)	(6,415)
Turkey start-up expenses	(5,863)	(2,379)
Other	(6,143)	(1,297)

EBITDA	$210,242	$179,504
Income taxes	(19,166)	2,084
Minority interest	(8)	(1)
Financing expenses, net	(89,819)	(81,229)
Foreign exchange gains (losses), net	(25,639)	(162)
Gains (losses) on derivatives	3,762	(37,627)
Gains (losses) on warrants	—	(15,075)
Depreciation and amortization	(131,740)	(126,813)

Net income (loss)	$(52,368)	$(79,319)

(2)	Net interest expense equals interest expense (excluding interest on subordinated shareholder loans) less interest income. The pro-forma adjustment to net interest expense is the additional net interest expense due to the Invitel Acquisition and the Memorex Acquisition.

(3)	Capital expenditure represents acquisition of telecommunications network equipment and other intangibles from our cash-flow statement.

(4)	Third party debt excludes related party subordinated loans, liabilities from capital lease obligations and liabilities relating to derivative financial instruments.

(5)	Net third party debt equals third party debt less cash and cash equivalents.

Recently Adopted Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in GAAP, and enhances disclosures about fair value measurements. SFAS 157 applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. In February 2008 the FASB issued a Staff Position that delays the effective date of SFAS 157. Delayed application of SFAS 157 is permitted for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We adopted SFAS 157 as of January 1, 2008 for financial assets and liabilities. The adoption of SFAS 157 has not had a material effect on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis. SFAS 159 applies to all reporting entities, including not-for-profit organizations, and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We adopted SFAS 159 as of January 1, 2008. The adoption of SFAS 159 has not had a material effect on our financial position or results of operations.

In October, 2008 the FASB issued FASB statement No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“SFAS 157-3”). This standard clarifies the application of FASB statement No. 157, Fair Value Measurements and illustrates key considerations in determining the fair value of a financial asset when a market is not active. SFAS 157-3 became effective upon issuance with revisions resulting from its application to be accounted for as a change in accounting estimate in accordance with SFAS Statement No. 154, Accounting Changes and Error Corrections.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 Revised, “Business Combinations” (“SFAS 141R”), which replaces SFAS No. 141, “Business Combinations” (“SFAS 141”). SFAS 141R establishes principles and requirements for measurement of identifiable assets and liabilities in a business combination and the measurement and recognition of goodwill acquired in the business combination or a gain from a bargain purchase. The standard also determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R requires transaction costs to be expensed as incurred, rather than capitalizing such costs as part of the aggregate cost of the acquisition, recording contingent consideration at fair value with subsequent adjustments to income and reduction in valuation allowances on deferred taxes in income rather than goodwill. The impact of the adoption of SFAS 141R will depend on the nature and timing of our future acquisitions.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”), which we adopted on January 1, 2009. SFAS 160 will significantly change the accounting and reporting related to a non-controlling interest in a subsidiary. After adoption, non-controlling interests will be classified as shareholders’ equity, a change from the current classification between liabilities and shareholders’ equity. Earnings attributable to minority interests will be included in net income, although such earnings will continue to be deducted to measure earnings per share. Purchases and sales of minority interests will be reported in equity. We do not expect that the adoption of SFAS 160 will have a material impact on our financial statements.

In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 changes disclosure requirements for derivative instruments and hedging activities. SFAS 161 requires enhanced disclosures about (a) how and why derivative instruments are used, (b) how derivative and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently assessing the impact of SFAS 161.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market Risk Exposure

Foreign Currency Exchange Rate Risks

We are exposed to various types of risk in the normal course of our business, including the risk from foreign currency exchange rate fluctuations. Our operations, including approximately 75% of our gross revenue and approximately 80% of our operating expenses, are Hungarian forint based. Therefore, we are subject to currency exchange rate risk with respect to our non-Hungarian forint denominated expenses, primarily euros and U.S. dollars, due to the variability of the currency exchange rate between the Hungarian forint and the euro and U.S. dollar. Due to our limited exposure with respect to non-Hungarian forint denominated operating expenses, we have not entered into any agreements to manage our foreign currency exchange rate risks related to such expenses but we continue to monitor the currency exchange rate risk related to such expenses.

We are also exposed to foreign exchange rate risks related to our debt obligations since the majority of our debt obligations are in euros. If the Hungarian forint weakens in the currency exchange markets versus the euro, we would have to generate more revenue in Hungarian forint to settle such debt obligations. The euro/forint exchange rate changed from 253.35 as of December 31, 2007 to 264.78 as of December 31, 2008, an approximate 4.3% depreciation in the value of the Hungarian forint versus the euro. Given our euro denominated debt obligations, exchange rate fluctuations can have a significant impact on our financial statements in connection with foreign exchange gains/losses and the resulting debt balances. In connection with the Invitel Acquisition in 2007, we entered into hedging arrangements in 2007 to convert a substantial portion of (i) our variable rate euro-denominated debt service and (ii) fixed rate euro-denominated debt service to fixed-rate Hungarian forint denominated debt service. In October 2008, we entered into numerous transactions pursuant to which we effectively terminated a substantial portion of our hedging agreements. To limit our foreign exchange rate risk exposure, we do, however, utilize currency swap agreements and foreign exchange forward agreements to purchase euros with forint at set rates. See Note 8 “Derivative Financial Instruments” in the Notes to Consolidated Condensed Financial Statements.

The sensitivity of our future cash-flows to foreign exchange rate changes related to our debt service, including all hedging in place, is detailed in the table under the section “Derivative Financial Instruments”.

Interest Rate Risks

We are exposed to interest rate risks because our outstanding euro denominated and Hungarian forint denominated debt obligations primarily accrue interest at variable rates tied to market interest rates. The interest rates on the euro denominated and Hungarian forint denominated obligations are based on EURIBOR and BUBOR, respectively. We evaluate market interest rates and the costs of interest rate hedging instruments by reviewing historical variances between market rates and rates offered by lending institutions on hedging instruments, as well as market expectations of future interest rates. In connection with the Invitel Acquisition in 2007, we entered into hedging arrangements to convert a substantial portion of our variable rate euro denominated debt service and our variable rate Hungarian forint denominated debt service to fixed-rate Hungarian forint denominated debt service. In October 2008, we entered into numerous transactions pursuant to which we effectively terminated a substantial portion of our hedging agreements. The average interest rate on our debt for the year ended December 31, 2008 was 9.8%. In late April 2009, we entered into several interest rate swap agreements with BNP Paribas and Calyon pursuant to which we swapped some of our floating rate EUR interest payment obligations for fixed rate EUR interest payment obligations. We expect that the impact of the interest rate swaps will be cash neutral in the near term but we have limited our exposure to an increase in interest rates. See Note 8 “Derivative Financial Instruments” in the Notes to Consolidated Financial Statements.

The sensitivity of our future cash-flows, as of December 31, 2008, to interest rate changes related to our debt service, including all hedging in place, is detailed in the table under the section “Derivative Financial Instruments”.

Derivative Financial Instruments

In connection with the Invitel Acquisition in 2007, we implemented a major hedging program as part of which we hedged the interest rate and foreign currency exchange rate risks on a substantial portion of our debt. In October 2008, we entered into numerous transactions pursuant to which we effectively terminated a substantial portion of our hedging agreements. The following table summarizes the notional amounts and respective fair values of our financial instruments, which mature at varying dates, as of December 31, 2008:

Asset / (Liability)	Notional Amount	Fair Market Value	Fair Value Change
	(in thousands)
Cross currency interest rate swaps	$33,497	$(9,846)	$23,677
FX forward contracts	6,059	77	58
Interest rate swaps	15,727	66	819

Total	$55,283	$(9,703)	$24,554

The notional principal amount provides one measure of the transaction volume outstanding as of the end of the period, and does not represent the amount of our exposure to market loss. The estimated fair values represent the estimated amounts that we would pay or receive to terminate the contracts as of December 31, 2008. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

Since we have fixed principal payments and variable and fixed interest payments payable in euros, we are more exposed to interest rate and currency exchange rate risks going forward. In late April 2009, we did, however, enter into several interest rate swap agreements with BNP Paribas and Calyon pursuant to which we swapped some of our floating rate EUR interest payment obligations for fixed rate EUR interest payment obligations. We expect that the impact of the interest rate swaps will be cash neutral in the near term but we have limited our exposure to an increase in interest rates. There can be no assurance as to our future costs and we will continue to monitor financial markets and enter into derivative arrangements that we deem to be in our best interests.

Sensitivity Analysis

The following table shows the sensitivity of our debt instruments and the related hedge transactions to foreign currency exchange rate and interest rate changes as of December 31, 2008:

	1% p.a. increase in interest rates			10% p.a. increase in EUR/HUF rate
Instrument	Cash Flow impact on debt service	Cash Flow impact on underlying hedge	Net Cash Flow impact	Cash Flow impact on debt service	Cash Flow impact on underlying hedge	Net Cash Flow impact
	(in thousands)
Amended Facilities Agreement HUF tranche (1)	$(120)	$135	$15	$—	$—	$—
Amended Facilities Agreement EUR tranche (1)	(664)	361	(303)	(3,781)	1,766	(2,015)
Memorex Bridge Loan	(1,409)	—	(1,409)	(1,602)	—	(1,602)
1st Memorex Prep Loan	—	—	—	(85)	—	(85)
2nd Memorex Prep Loan	—	—	—	(33)	—	(33)
Memorex Turkey Loan	(21)	—	(21)	(347)	—	(347)
2007 Notes	(2,818)	(54)	(2,872)	(1,889)	(570)	(2,459)
2004 Notes	—	—	—	(2,151)	(186)	(2,337)
2006 PIK Notes (2)	(2,420)	—	(2,420)	(2,154)	—	(2,154)

Total	$(7,452)	$442	$(7,010)	$(12,042)	$1,010	$(11,032)

(1)	Calculation based on actual outstanding notional amounts per repayment/hedging schedule
(2)	The issuer can select the interest to be paid in cash or in kind (i.e. issue of new bonds)

The above table shows the impact of a 1% increase in interest rates (e.g. BUBOR and EURIBOR) and a 10% increase in the euro/forint exchange rate on our debt service related cash flow due in the next 12 months (until December 31, 2009). In late April 2009 we entered into several interest rate swap agreements with BNP Paribas and Calyon pursuant to which we swapped some of our floating rate EUR interest payment obligations for fixed rate EUR interest payment obligations. We expect that the impact of the interest rate swaps will be cash neutral in the near term. Therefore, our exposure to interest rate risk has been limited.

In the ordinary course of business we enter into contractual agreements to provide and receive telephone and other services. Certain of these agreements are denominated in currencies other than the functional currency of any of the parties, mainly in euros, and are required to be accounted for separately as embedded derivatives. The impact of a 10% strengthening or weakening of the Hungarian forint against other currencies would result in a change in the amount of embedded derivatives by $ 0.5 million.

Item 8. Financial Statements and Supplementary Data.

Reference is made to the Consolidated Financial Statements of the Company, beginning with the index thereto on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(i)	Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive and Chief Financial Officers, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Securities Exchange Act of 1934, as amended, Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Report. Based upon and as of the date of that evaluation, our Chief Executive and Chief Financial Officers concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive and Chief Financial Officers, as appropriate, to allow timely decisions regarding required disclosure.

We should note that any system of disclosure controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any system of disclosure controls and procedures is based in part upon assumptions about the likelihood of future events. Due to these and other inherent limitations of any such system, there can be no assurance that any design will always succeed in achieving its stated goals under all conditions.

(ii)	Internal Control over Financial Reporting

(a)	Management’s Annual Report on Internal Control over Financial Reporting

Management’s Report on Internal Control over Financial Reporting appears on page F-5 of this Annual Report on Form 20-F.

(b)	Attestation Report of the Registered Public Accounting Firm

The report of PricewaterhouseCoopers Kft., our independent registered public accounting firm, on the effectiveness of our internal control over financial reporting appears on page F-3 of this Annual Report on Form 20-F.

(c)	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Board of Directors and Executive Officers

Our Board of Directors (the “Board”) currently consists of seven directors: Ole Steen Andersen, Robert Dogonowski, Peter Feiner, Morten Bull Nielsen, Jens Due Olsen, Carsten Dyrup Revsbech (Vice-Chairman) and Henrik Scheinemann (Chairman). The Board has appointed our President and Chief Executive Officer Martin Lea, our Chief Financial Officer Robert Bowker and our General Counsel Peter T. Noone as executive officers. Messrs. Lea, Bowker and Noone comprise management’s executive committee.

The names, ages and prior business experience of the directors and executive officers are provided below. Age and other information in each person’s biography are as of May 1, 2009.

Directors

Henrik Scheinemann. (Age: 43; director since December 2006) Mr. Scheinemann has been with TDC since 2004. He is currently a Vice-President in TDC’s Mergers & Acquisition department. Prior to that, he was a Vice-President of TDC Mobile International from 2005 to 2007. From 2004 to 2005, he was a director in TDC’s Corporate Business Development department. From 2002 to 2004, he was an independent business consultant. From 2000 to 2002, Mr. Scheinemann worked with some emerging technology start-up companies. From 1994 to 2000, Mr. Scheinemann was with the Industrial Fund for Developing Countries. Mr. Scheinemann is one of four representatives of TDC currently on the Board of Directors. Pursuant to an agreement with TDC, we are required, under certain conditions, to nominate for election to the Board one person designated by TDC. See Item 12. “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and Item 13. “Certain Relationships and Related Transactions, and Director Independence.”

Carsten Dyrup Revsbech. (Age: 39; director since December 2006) Mr. Revsbech has been with TDC since 2000. He is currently a Senior Vice-President and the Chief Financial Officer of TDC’s Consumer Group. From 2000 to 2006, he was a director in TDC’s Corporate Business Development department. From 2004 to 2005, he served as the head of Mergers & Acquisitions for QTel, the incumbent telecom operator in Qatar. Mr. Revsbech is one of four representatives of TDC currently on the Board of Directors. Pursuant to an agreement with TDC, we are required, under certain conditions, to nominate for election to the Board one person designated by TDC. See Item 12. “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and Item 13. “Certain Relationships and Related Transactions, and Director Independence.”

Ole Steen Andersen. (Age: 62; director since September 2006) Mr. Andersen, a Danish citizen was, until his retirement on June 30, 2007, the Chief Financial Officer and a member of the Executive Committee of Danfoss A/S. Danfoss, based in Denmark, is a privately held global company. Danfoss is a leader in the development and production of mechanical and electronic products and controls used to heat and cool homes and offices, refrigerate food and control production lines. Mr. Andersen was hired by Danfoss in 1994 and served as its Chief Financial Officer from 2000 until his 2007 retirement. Mr. Andersen currently serves on several boards of directors. He is the Chairman of the Board of Directors of BB Electronics A/S, a Denmark-based private equity-held company which provides electronic subassemblies. Mr. Andersen is the Chairman of the Board of Directors of Auriga Industries A/S, a global chemicals company. Mr. Andersen is the Chairman of the Board of Directors of Pharmexa A/S, a global biotechnology company. Mr. Andersen is the Chairman of the Board of Directors of Hedge Corp. A/S, an IT financial resources company. Mr. Andersen is also the Chairman of the Danish Association for Private Equity and Venture Capital. Mr. Andersen is also a director of: SPEAS A/S, a funds-of-funds company; Sanistaal A/S, a wholesale company; and AVK Holdings A/S, a company which manufactures water valves. Auriga, Pharmexa, SPEAS and Sanistaal are all based in Denmark and are traded on the NASDAQ OMX Copenhagen Stock Exchange. In addition, Mr. Andersen is the Nordic advisor for CVC Capital, a Luxembourg-based private equity company and a member of the Advisory Board of Danish Merchant Capital, a financial services company.

Robert Dogonowski. (Age: 37; director since January 2007) Mr. Dogonowski has been with TDC A/S (“TDC”) since 2004. He is currently a director in TDC’s Group Strategy department. Prior to joining TDC, Mr. Dogonowski was a consultant with Cap Gemini (2000 to 2004) and Accenture (1998 to 2000). Mr. Dogonowski is one of four representatives of TDC currently on the Board of Directors.

Pursuant to an agreement with TDC, we are required, under certain conditions, to nominate for election to the Board one person designated by TDC. See Item 12. “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and Item 13. “Certain Relationships and Related Transactions, and Director Independence.”

Peter Feiner. (Age 41; director since May 2007) Mr. Feiner is with SPAR Magyarország Kereskedelmi Kft. (“SPAR Hungary”). Spar Hungary is owned by Spar Austria. Spar Hungary operates supermarkets and hypermarkets throughout Hungary and is part of the world’s largest retail food store chain operating under the brand name “Spar”. He has been the managing director of Spar Hungary since joining SPAR Hungary in 1998 and has been the head of Spar Hungary’s Board of Directors since 2004. Mr. Feiner has been the President of the Hungarian Trade Association since 2005.

Morten Bull Nielsen. (Age 34; director since October 2008) Mr. Nielsen, an attorney, began work at TDC in 2000. He is currently a Director in Legal and Regulatory and is the secretary to the board of TDC. Prior to rejoining TDC, Mr. Nielsen was an assistant attorney at Lind Cadovius law firm in Copenhagen (2003 to 2004). See Item 12. “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and Item 13. “Certain Relationships and Related Transactions, and Director Independence.”

Jens Due Olsen. (Age: 45; director since March 2007) Mr. Olsen is currently a financial consultant. He was the Deputy CEO and Chief Financial Officer of GN Store Nord A/S (“GN”) until the end of 2007. Mr. Olsen was with GN since 2001. GN, a manufacturer of headsets and hearing instruments, is a Danish-based public company listed on the NASDAQ OMX Copenhagen Stock Exchange. Mr. Olsen is on the Board of Directors of NKT Holdings A/S, a Danish-based public company listed on the NASDAQ OMX Copenhagen Stock Exchange, which is a manufacturer of cleaning devices, power cables, flex-pipers for the offshore industry and advanced fiber-optics components. He is also on the Board of Directors of Industries Pension A/S, a Danish pension fund, and Cryptomathic A/S, a privately held Danish company which provides e-security software and services. Mr. Olsen is also on the Board of Directors of Co+Høgh, a Danish based advertising company. He is also on the Board of Directors of Johnsen Oil A/S, which is an international provider of oil cleaning solutions to the global machinery equipment industry.

Executive Officers

Martin Lea. Mr. Lea, age 51, has more than 25 years of experience in the data communications, telecommunications and support services sectors. He was appointed as our President and Chief Executive Officer on April 27, 2007 upon our acquisition of Invitel. Mr. Lea served as Invitel’s Chief Executive Officer since 2004. Prior to that, he was an Executive Vice President with Intertek Group plc from 2001 to 2003. Intertek is a leading global provider of testing, inspection and certification services. From 1998 to 2001, he was the Managing Director of Racal Telecom, a major UK alternative telecom services provider which was acquired by Global Crossing, whereupon he served as Managing Director of Global Crossing’s UK operations.

Robert Bowker. Mr. Bowker, age 42, was appointed as our Chief Financial Officer on April 27, 2007 upon our acquisition of Invitel. Mr. Bowker served as Invitel’s Chief Financial Officer since 2004. Prior to Invitel, he served as the Chief Financial Officer of Eurotel Praha from 2000 to 2004. Eurotel Praha provides wireless voice and data services in the Czech Republic. Prior to Eurotel Praha, he was the Deputy Chief Financial Officer of Eurotel Slovakia. Prior to becoming a chief financial officer, he started his career in public accounting. Mr. Bowker is a South African Chartered Accountant and a Chartered Financial Analyst.

Peter T. Noone. Mr. Noone, age 47, has been our General Counsel and Secretary since 1996. Prior to joining the Company, Mr. Noone practiced law with a law firm in New York and with a law firm in Washington, D.C. Mr. Noone is licensed to practice law in the states of New York, New Jersey and Washington, as well as Washington D.C. In addition to a law degree, Mr. Noone has a B.S. in accounting and an MBA with a concentration in finance and international business from New York University’s Stern School of Business.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 required our directors, officers and beneficial owners of over 10% of the Common Stock to file reports of holdings and transactions in our Common Stock. Based solely upon a review of the Forms 3, 4 and 5 required to be filed by such directors, officers and beneficial owners pursuant to Section 16(a) for our fiscal year ended December 31, 2008, we have determined that all Forms 3, 4 and 5 required to be filed by our directors and officers were timely filed.

Code of Ethics

We have adopted a Code of Ethics that is applicable to our principal executive officer and senior financial officers, which is on file with the SEC.

Corporate Governance

There were no material changes to the procedures by which security holders may recommend nominees to our Board of Directors since the latest disclosure of such procedures.

We have a separately-designated standing audit committee consisting of Ole Steen Andersen (Chairman), Peter Feiner, and Jens Due Olsen. The Board has determined that Messrs. Andersen and Olsen are “audit committee financial experts” within the meaning of Securities and Exchange Commission regulations. The Board has determined that all of the current members of the Audit Committee (Messrs. Andersen, Feiner and Olsen) are independent in accordance with the NYSE Amex Stock Exchange listing standards.

Item 11. Executive Compensation.

Compensation Discussion and Analysis

Our compensation practices reflect the characteristics of our business, ownership structure and management and differ significantly from practices in effect at many other companies whose shares are traded on the NYSE Amex Stock Exchange.

•	Hungarian-Based Business

Most of our operations and approximately 1,270 of our approximately 1,500 employees are located within the Republic of Hungary. While still developing, the Hungarian labor market is predominantly a cash-based compensation system. Equity compensation and other risk-based compensation programs are not as prominent a feature of the Hungarian labor market as they are in the United States. Consistent with practice in our principal market, we do not maintain any long-term compensation plans pursuant to which performance will be measured over a period of more than one year and compensation will be paid out after a period of more than a year.

•	Controlling Interest

TDC A/S (“TDC”), the Danish telecommunications company, is our majority stockholder and owns approximately 64.6% of our outstanding Ordinary Shares. TDC’s largest shareholder is Nordic Telephone Company ApS (“NTC”) which owns 88% of TDC. NTC is owned by five private equity groups. NTC purchased its stake in TDC in 2006.

•	Cash-Based Compensation

Mr. Lea and our other officers have significant equity interests in the Company. In view of these large equity stakes, we believe that management is fully aligned with the Company’s other equity holders in seeking to maximize shareholder value. Given management’s equity stake, our compensation approach for our officers generally seeks to balance that equity stake with a more cash-based compensation system, primarily through the use of management service fees, base salaries and bonuses.

The remaining portions of this CD&A discuss our compensation program in general and for our named executive officers and the rationale for our recent pay decisions. For purposes of this Report, our named executive officers (collectively, the “Named Executive Officers”) are: (i) Martin Lea, our President and Chief Executive Officer who was appointed to this position upon completion of our acquisition of Invitel on April 27, 2007 (the “Invitel Acquisition”); (ii) Robert Bowker, who was appointed our Chief Financial Officer upon completion of the Invitel Acquisition; and (iii) Peter T. Noone, our long-serving General Counsel and Secretary.

Objectives of the Compensation Program

The primary objective of our compensation program, including our compensation program for our Named Executive Officers, is to attract, motivate, reward and retain the managerial talent needed to achieve our business objectives. In addition, the compensation program is intended to compensate all employees at competitive market rates, while recognizing extraordinary accomplishments. Finally, the compensation program is intended to be perceived by all of our employees, stockholders and other stakeholders as fair.

What the Compensation Program is Designed to Reward

The compensation program is designed to reward employees’ individual performances as well as the employees’ contributions to, and the success of, their teams, their departments, and the Company overall. The compensation program provides incentives to achieve our objectives and rewards exceptional performance and accomplishments that contribute to our business success and goals. Compensation arrangements for our Named Executive Officers have been designed to align a portion of their compensation with the achievement of our business objectives and growth strategy. In addition, the bonus packages, which are payable in the event that the Company is either sold or sells all, or substantially all, of its assets (or, in certain circumstances, a sale of a material portion of its assets or business that does not constitute a sale of all, or substantially all, of its assets) are designed to reward our management team for increasing the equity value of the Company in the event that such a triggering event were to occur.

Elements of Compensation

The key elements of our compensation program are base salaries or management service fees, performance cash bonuses for contributions to short and long-term goals, severance arrangements, the payment of housing costs, the reimbursement of educational expenses and the use of Company provided automobiles. We have also instituted a cash bonus program to reward our Budapest-based management team in the event that the Company is either sold or sells all, or substantially all, of its assets (or, in certain circumstances, a sale of a material portion of its assets or business that does not constitute a sale of all, or substantially all, of its assets). While we have also granted stock options to certain officers in the past, in 2008 only Mr. Noone received a stock option grant per his employment agreement.

The Compensation program for our Named Executive Officers and other officers and employees is cash-based for the most part. A large number of the members of the management team that Mr. Lea assembled upon his appointment as President and Chief Executive Officer joined the Company from Invitel, in which they held a significant equity interest. As part of the Invitel Acquisition, we paid the management team from Invitel that remained to become part of the Company’s new management team a combination of cash and Common Stock in exchange for their equity stake in Invitel; as a result, Mr. Lea and Mr. Bowker currently own approximately 2.4% and 1.5%, respectively, of our outstanding Ordinary Shares. In addition, since 1997 we have awarded Mr. Noone an annual grant of stock options to provide him with an equity stake in the Company, as a result of which Mr. Noone is the beneficial owner (as determined under the SEC’s rules) of approximately 1.0% of our outstanding Ordinary Shares. In total, our entire management team and Board own approximately 5.8% of our outstanding Ordinary Shares. We believe that in view of their large equity stake, our management is fully aligned with the Company’s other equity holders in seeking to maximize shareholder value. Given management’s equity stake, we believe that it is appropriate to balance that equity stake with a more cash-based compensation system primarily through the use of cash salaries, management service fees and bonuses.

Base Salaries and Management Service Fees. We pay management services fees to the separate service companies that make the services of Mr. Lea and Mr. Bowker available to us and we pay a base salary to our other executive officer and other officers. Management service fees or base salaries, as applicable, provide a minimum level of guaranteed compensation and are a necessary element to enable us to compete in the Hungarian labor market. We determine base salaries and management service fees following negotiations and they are based on competitive market conditions.

Annual Bonus. The Company is contractually obligated to pay annual performance bonuses up to a maximum of 50% of the annual management service fees payable for the services of Messrs. Lea and Bowker. For the last two years, the Board approved a bonus for Mr. Noone of 25% of his annual base cash compensation. The bonus determinations for 2007 and 2008 for each of our executive officers are discussed below.

Transaction Bonus Program. In connection with the Invitel Acquisition in 2007, we determined that it would be important for the Company to provide incentives to Mr. Lea and the rest of our Budapest-based management team to maximize the equity value of the Company in the event of a sale of the Company or of all, or substantially all, of the Company’s assets. We have adopted a cash bonus program that will reward Mr. Lea and the rest of the Budapest-based management team in the event that the Company is either sold or sells all, or substantially all, of its assets, subject to the Company achieving a minimum target equity value for the Company’s shareholders. The recent global crisis economic crisis has negatively affected equity valuations worldwide. Given this, the Board felt that it was appropriate to amend the terms of the Transaction Bonus Program in December 2008 to reflect the economic realities of the current marketplace. While we kept the minimum target share price at the same level, we increased the bonus payment possibilities at certain exit levels. The terms of this bonus program are discussed under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” below.

The payment of such bonuses is contingent on such a sale with the amount of bonuses payable increasing as the equity value received by the Company’s common shareholders increases in any such sale.

Severance. We have certain severance arrangements in place which normally provide for the payment of a lump sum payment based on an individual’s current compensation. There provisions are intended principally to assist individuals as they transition to new employment. See “-Potential Payments Upon Termination or Change-in-Control.”

Other Bonus Programs. The Board approved certain bonus payments in connection with the recently completed Reorganization and refinancing of the Company’s debt.

Other Benefits. We have provided certain executive officers with stock options to align the interests of such officers with the Company’s equity holders; in 2008 we granted options to Mr. Noone but not to any other Named Executive Officer. We have paid housing and children tuition costs for ex-patriate executive officers (Messrs. Lea and Bowker), as well as provided them with the use of an automobile, which benefits are in line with comparable market conditions.

Overall. The Board believes that the Company’s compensation structure, comprised of various elements, enables the Company to meet its primary objective of attracting, motivating, rewarding and retaining the right mix of employees needed to achieve the Company’s business objectives. The Board also believes that the Company’s compensation structure is both fair and competitive and allows us to reward extraordinary accomplishments.

Compensation Decision-Making

The Company’s full Board of Directors performs the duties of a Compensation Committee. The NYSE Amex Stock Exchange normally requires executive officer compensation be determined, or recommended to the full board for its determination, by either a committee comprised entirely of independent directors or a majority of the independent directors on the whole board. The NYSE Amex Stock Exchange nevertheless allows companies that are majority owned to opt out of this requirement. Given our ownership structure, we qualify for this exemption and have exercised our right to opt out of the independence requirement. TDC employees make up a majority of the Company’s Board and are not deemed “independent”.

The Board did not use the services of any compensation consultants in 2008.

2007 and 2008 Compensation Packages of Named Executive Officers

•	Messrs. Lea and Bowker

Background. One of our key strategies has been to grow and build a larger and more competitive fixed line telecommunications services provider in Hungary so that we could compete more effectively against T-Com and the mobile operators, as well as the cable television operators and the alternative telecommunications services providers that have entered the Hungarian telecommunications market. Magyar Telekom Plc (T-Com is the operating brand name of Magyar Telekom Plc), the successor company to the former state monopoly telephone company, is the largest fixed line telecommunications services provider in Hungary with an estimated residential market share of 56% and an estimated business market share of 61%. The Invitel Acquisition was a critical step in our competitive strategy. Combining the second and third largest fixed line telecommunications services providers in Hungary has enhanced our competitive position and diversified our revenue base within Hungary. Today, we are the second largest fixed line telecommunications services provider in Hungary and the incumbent provider of fixed line telecommunications services to residential and business customers in our 14 historical concession areas, where we have a dominant market share. We are also the number one alternative fixed line operator outside our historical concession areas.

As we entered into negotiations for the Invitel Acquisition, we identified Messrs. Lea and Bowker of Invitel as the critical officers necessary to lead the management team of the combined company.

The Service Agreements. Prior to the Invitel Acquisition, Invitel had entered into management service agreements to secure the services of Mr. Lea as Chief Executive Officer and Mr. Bowker as Chief Financial Officer. As part of our negotiations to acquire Invitel, our negotiating team, led by the Chairman of our Board of Directors, negotiated amendments to such management service agreements. The Board approved the amendments as part of the Invitel Acquisition approval process (as amended and restated, the “CEO Service Agreement” for the services of Mr. Lea and the “CFO Service Agreement” for the services of Mr. Bowker, and together, the “Service Agreements”).

Effective upon completion of the Invitel Acquisition, the annual management service fees for Messrs. Lea’s and Bowker’s services were increased by 25% to EUR 343,750 (approximately $457,000 at current exchange rates) and EUR 275,000 (approximately $366,000 at current exchange rates), respectively, to take into account, among other matters, their increased responsibilities in a larger publicly traded company with SEC filing requirements, their increased management responsibilities in a larger organization, the more complex financial structure of the Company and their role in restructuring the Company’s operations following the Invitel Acquisition in order to capitalize on the potential synergies. The Company is contractually obligated to pay annual performance bonuses up to a maximum of 50% of the annual management service fees payable for the services of Messrs. Lea and Bowker. This is the same bonus percentage target that each had at Invitel. The Board did not set any formal Company performance bonus targets in connection with Messrs. Lea’s and Bowker’s services in 2007 and 2008. The annual management services fees were increased by 4.5% for each of the Service Agreements in 2008.

In February 2008, the Board approved 2007 performance bonuses in the amount of EUR 171,875 (approximately $254,375 at the time of Board approval) and EUR 137,500 (approximately $203,500 at the time of Board approval) for the services of Messrs. Lea and Bowker, respectively. In February 2009 the Board approved 2008 performance bonuses in the amount of EUR 179,610 (approximately $229,901 at the time of Board approval) and EUR 143,688 (approximately $183,921 at the time of Board approval) for the services of Messrs. Lea and Bowker, respectively. The bonuses were equal to 50% of the respective annual management service fees for Messrs. Lea and Bowker and were based solely on the Company’s performance. The Board had not pre-established any specific performance targets or goals for determining annual performance bonuses. Instead, for the 2007 bonuses, it based its judgment on the appropriate bonus amounts after having principally considered three key Company accomplishments in 2007: the Company’s financial performance; the substantial progress in the integration of Invitel; and Messrs. Lea’s and Bowker’s efforts in securing two acquisitions for the Company (Tele2 Hungary and Memorex). The Board used the Company’s 2007 Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization subject to adjustment for some one-time costs such as integration and restructuring costs and certain other items) and Adjusted EBITDA Margin % (Adjusted EBITDA as a percentage of revenue) on a pro-forma basis as its principal financial performance measures in evaluating the Company’s 2007 financial performance because the Board believes that they are the key measures utilized by the Company’s financial investors when evaluating the Company’s financial performance and valuing the Company. For 2007, the Company’s Adjusted EBITDA on a pro-forma basis grew by 2% in local currency terms as compared to 2006 while the Company’s Adjusted EBITDA Margin % increased from 34% to 38%. (The calculations of Adjusted EBITDA and Adjusted EBITDA Margin % were included in a presentation by the Company that was “furnished” to the SEC on March 12, 2008). The Board considered the integration of Invitel and the extraction of financial savings from the Invitel Acquisition to be key factors in evaluating the success of the Invitel Acquisition. The Company achieved annualized operating expense synergies from the Invitel Acquisition of approximately EUR 17 million (approximately $22.6 million at current exchange rates), which exceeds the Company’s initial estimate of EUR 14 million (approximately $18.6 million at current exchange rates). The Board considers the acquisitions of Tele2 Hungary and Memorex to be key drivers in restoring growth to the Company’s business. For 2008, the Board considered the Company’s financial performance, the successful integration of Memorex and Tele2 Hungary; and the work involved in the Company’s strategic review undertaken in 2008. The key metric used by the Board in evaluating the Company’s financial performance in 2008 was Adjusted EBITDA on a pro-forma basis which grew by 18% in local currency terms as compared to 2007 (The calculation of Adjusted EBITDA will be included in a presentation by the Company that we expect to “furnish” to the SEC on May 19, 2009). The addition of Memorex has diversified the Company’s business on both a segment and international basis.

The CEO Service Agreement and the CFO Service Agreement also provided for special one-time lump sum bonuses in 2007 in the amount of EUR 250,000 each (approximately $337,500 at historical exchange rates), which bonuses were paid following the successful completion of the Company’s EUR 200 million Floating Rate Note offering in connection with the Invitel Acquisition. The financing was a critical step in enabling the Company to complete the Invitel Acquisition. In 2008, the Board approved amendments to the Service Agreements to provide for special one-time lump sum bonuses in 2009 in the amount of EUR 250,000 each (approximately $350,000 at the time of the execution of the amendments), which bonuses were contingent upon, and paid following, the successful completion of the Company’s refinancing in March 2009. The Board considered the completion of the refinancing a very significant accomplishment given the global economic environment and credit crisis.

The Service Agreements also provide for special one-time lump sum bonus payments in the event of a “Trigger Event” (a change-in-control) and contain provisions that apply in the event the Service Agreements are terminated. See “-Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” and “-Potential Payments Upon Termination or Change-in-Control” below.

•	Mr. Noone

Mr. Noone has an employment agreement with an indefinite term. Either Mr. Noone or the Company can terminate the agreement following required notice periods. The indefinite term of Mr. Noone’s contract provides us with the flexibility to retain Mr. Noone without having to continually renegotiate employment terms.

Mr. Noone’s employment agreement provides for a fixed base salary that was market-based at inception and is adjusted annually. For 2007 Mr. Lea recommended a base salary, which was approved by the Board and based on publicly available and private regional surveys of General Counsel salaries. For 2008, the base salary was increased by 4.5% (to $257,070). Mr. Noone’s employment agreement also provides for a grant each year of stock options to purchase at least 20,000 shares of Common Stock (now Ordinary Shares). The options are fully vested and exercisable upon grant. The option grant is intended to tie a significant portion of Mr. Noone’s compensation to long-term stockholder value and provide an incentive for Mr. Noone to remain with the Company. The size of the option grant was originally market-based and it has remained constant over the last several years.

Mr. Noone is eligible to receive an annual performance bonus at the Board’s discretion consisting of either cash, stock, additional stock options or a combination thereof. To date, we have primarily rewarded Mr. Noone with annual cash bonuses based on an evaluation of his performance by both the Board and the Chief Executive Officer. Mr. Noone’s bonuses have traditionally been based on both his short-term performance and his contributions to long-term initiatives such as his work on corporate governance and other strategic initiatives. For 2007 and 2008, Mr. Lea recommended, and the Board approved, discretionary cash bonuses for Mr. Noone equal to 25% of his base salary for such years. The bonuses were based in part on the Company’s performance (as summarized above with respect to Messrs. Lea and Bowker’s 2007 and 2008 bonuses) and, in part, on his personal performance, particularly his work with the Board and his contributions to our ongoing strategic initiatives and SEC compliance. We have awarded cash bonuses rather than additional equity compensation bonuses to balance the equity compensation built into Mr. Noone’s employment agreement.

We also awarded Mr. Noone a $100,000 cash bonus for his extraordinary efforts towards the successful completion of the Reorganization in February 2009. Such bonus was contingent upon, and paid following, the completion of the Reorganization. In November 2008, the Board approved the award of a loyalty/retention bonus for Mr. Noone to provide him with incentive to remain with the Company following the Reorganization. Such bonus is payable following the termination of his employment by the Company without “cause” or by Mr. Noone for “good reason”. In addition, in November 2008, Mr. Noone’s employment agreement was amended to increase the severance benefits by 25%. This was done to include a 25% bonus amount in the severance calculation which is in line with market practices for severance arrangements.

The terms of Mr. Noone’s agreement that apply upon termination of his employment (including upon termination following a change in control of the Company) are described below under “Potential Payments Upon Termination or Change-in-Control.”

Miscellaneous

We have utilized publicly available market surveys in making compensation decisions but we have not targeted any of our compensation decisions to any specific benchmarks or peer groups.

Our awards of stock options to Mr. Noone and other executive officers have been made on certain dates set well in advance (traditionally the first business day of the year) per contractual obligations with the officers. The exercise prices of our stock options have been determined based on the average of the closing prices of our Common Stock on the NYSE Amex Stock Exchange for the 20 trading days prior to the date of grant.

To date, amounts realizable from prior compensation have not had a material affect on our subsequent compensation decisions.

We do not have any formal equity ownership requirements.

We review and consider the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that we may not deduct compensation of more than $1,000,000 in any taxable year that is paid to certain individuals unless the compensation is performance based. We believe that the compensation paid under our compensation programs is generally fully deductible for federal income tax purposes. However, in certain situations, we may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for our executive officers.

Compensation Committee Report

The following Report of the Board of Directors does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

The Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, which is to be included in the Company’s 2008 Annual Report on Form 20-F. Based on such review and discussions, the Board of Directors approved the inclusion of the Compensation Discussion and Analysis in the Company’s Annual Report on Form 20-F.

Ole Steen Andersen

Robert R. Dogonowski

Morten Bull Nielsen

Peter Feiner

Jens Due Olsen

Carsten Dyrup Revsbech

Henrik Scheinemann

Compensation Committee Interlocks and Insider Participation

The full Board of Directors performs the role of a compensation committee. During the fiscal year ended December 31, 2008, no officers or employees of the Company participated in deliberations of the Company’s Board of Directors concerning executive officer compensation.

During the fiscal year ended December 31, 2008, none of the Company’s executive officers served as a member of the compensation committee of any other company that has an executive officer serving as a member of the Company’s Board and none of the Company’s executive officers served as a member of the board of directors of any other company that has an executive officer serving as a member of the Company’s Board.

2008 Summary Compensation Table

The following table includes information concerning compensation for the fiscal years ended December 31, 2006, 2007 and 2008 in reference to Martin Lea, our President and Chief Executive Officer; Robert Bowker, our Chief Financial Officer; and Peter T. Noone, our General Counsel and Secretary (collectively, the “Named Executive Officers”). The Board has designated Messrs. Lea, Bowker and Noone as executive officers and members of management’s executive committee. Certain compensation amounts reported in this table were paid in euros (EUR) or Hungarian forint (HUF) and have been converted into U.S. dollars using the relevant average exchange rate correlating to the period the payments were made. The amounts reported for Messrs. Lea and Bowker include only amounts earned following our acquisition of Invitel on April 27, 2007.

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	All Other Compensation ($)		Total ($)
Robert Bowker, Chief Financial Officer	2008	416,903	183,921	—	—	56,459		657,283
	2007	255,754	203,500	—	337,500	35,965	(5)	832,719
Martin Lea, President and Chief Executive Officer	2008	521,127	229,901	—	—	131,893		882,921
	2007	319,689	254,375	—	337,500	90,615	(6)	1,002,179
Peter T. Noone, General Counsel and Secretary	2008	253,131	64,268	172,940	—	3,939		494,278
	2007	242,061	61,500	169,800	—	3,939		477,300
	2006	214,461	30,000	178,600	—	3,939	(7)	427,000

(1)	The amounts reported for Messrs. Bowker and Lea consist of monthly management service fees paid to the service companies providing their services.
(2)	The amounts reported for Messrs. Bowker and Lea consist of annual performance bonuses paid to the service companies providing their services.
(3)	The accounting expenses for 2006, 2007 and 2008 in connection with the grant of stock options to Mr. Noone in 2006, 2007 and 2008 were calculated in accordance with SFAS 123R and the valuations were made using the Black-Scholes option pricing model. The assumptions used in such valuations are included in Footnote 1(m) of the Notes to Consolidated Financial Statements for the year ended December 31, 2008, which financial statements are included in this Report.

(4)	The amounts reported for Messrs. Bowker and Lea in 2007 are cash bonus awards which were based on incentive cash bonus plans established as part of the Invitel Acquisition, pursuant to which the Company paid cash bonuses of EUR 250,000 ($337,500) to each of the service companies providing Mr. Lea’s and Mr. Bowker’s services upon the completion of the Company’s EUR 200 million Floating Rate Note offering in connection with the Invitel Acquisition.
(5)	The amount reported for Mr. Bowker in 2008 consists of the value of the following perquisites and other personal benefits: the costs for us to rent an apartment in Budapest for Mr. Bowker ($47,709); and the costs associated with the provision by the Company of an automobile in Budapest for Mr. Bowker.
(6)	The amount reported for Mr. Lea in 2008 consists of the value of the following perquisites and other personal benefits: the costs for us to rent a house in Budapest for Mr. Lea and his family ($70,680); the costs associated with the provision by the Company of an automobile in Budapest for Mr. Lea; and amounts reimbursed by the Company to the service company providing Mr. Lea’s services for certain educational costs for Mr. Lea’s children and some travel costs related thereto ($52,463).
(7)	The amounts reported for Mr. Noone consist of payments to Mr. Noone for certain life insurance costs.

2008 Grants of Plan-Based Awards Table

The following table sets forth certain information with respect to certain Non-Equity Incentive Plans and stock options granted during the fiscal year ended December 31, 2008 to each of the Named Executive Officers.

Name	Grant Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards					All Other Option Awards: Number of Securities Underlying Options (#)(1)	Exercise or Base Price of Option Awards ($/Sh)	Closing Market Price on Date of Grant	Grant Date Fair Value of Stock and Option Awards
			Threshold ($)		Target ($)		Maximum ($)
Robert Bowker	—		—		350,000	(1)	—	—	—	—	—
Robert Bowker	—		970,800	(1)	—		—	—	—	—	—
Martin Lea	—		—		350,000	(1)	—	—	—	—	—
Martin Lea	—		1,578,800	(1)	—		—	—	—	—	—
Peter T. Noone	01/02/08	(2)	—		—		—	20,000	$17.14	$17.22	$172,940
Peter T. Noone	—		—		100,000	(1)	—	—	—	—	—
Peter T. Noone	—		—		100,000	(1)	—	—	—	—	—

(1)	See “-Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” for a detailed explanation of these awards.
(2)	As required per the employment agreement between the Company and Mr. Noone, the Company granted an option to Mr. Noone under its 2004 Long-Term Incentive Plan, on the first business day of 2008. The option gave Mr. Noone the right to purchase 20,000 shares of Common Stock at an exercise price of $17.14 per share. In accordance with the Company’s policy, the exercise price was determined based on the market price of the Company’s Common Stock on the date of grant, which market price was calculated based on the average of the closing price of the Company’s Common Stock on the NYSE Amex Stock Exchange for the twenty trading days prior to the date of grant. The exercise price ($17.14) was less than the closing market price of the Company’s Common Stock on the NYSE Amex Stock Exchange on the first day of stock trading in 2008 ($17.22).

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Mr. Lea

The CEO Service Agreement was entered into in connection with the Invitel Acquisition in April 2007. It currently provides for an annual management service fee of EUR 359,219 paid monthly, which will be reviewed annually. The Company is contractually obligated to pay an annual performance bonus up to a maximum of 50% of the annual management service fee. In February 2008 the Board approved a 2007 performance bonus in the amount of EUR 171,875 and, in February 2009, the Board approved a 2008 performance bonus in the amount of EUR 179,610. We provide Mr. Lea with the use of a company car and pay for his housing costs in Budapest and, pursuant to the CEO Service Agreement, reimburse the educational costs of Mr. Lea’s children (including certain transportation costs associated therewith). The CEO Service Agreement also provided for a special one-time lump sum bonus in 2007 in the amount of EUR 250,000 (approximately $337,500 at the time of Board approval) conditioned upon, and paid following the successful completion of our EUR 200 million Floating Rate Note offering in connection with the Invitel Acquisition.

On December 23, 2008, the CEO Service Agreement was amended. In particular, the provisions relating to a special one-time lump sum bonus payment in the event of a sale of the Company or a sale of all or substantially all of its assets (a “Trigger Event”) have been amended and a bonus may also be due in the event of a transaction or series of transactions resulting in the sale of a material portion of the Company’s assets or business that does not constitute a sale of all, or substantially all, of its assets. A Trigger Event generally means any transaction or series of transactions, including a consolidation or merger, following which the Company’s shareholders no longer own at least 50% of the combined voting power of the surviving entity (or its ultimate parent); or a sale of all or substantially all of the assets of the Company (other than to an affiliate). If a Trigger Event occurs and the per share consideration, determined on a fully diluted basis, to be received by the holders of the shares of the Company’s Ordinary Shares (the “Per Share Consideration”) is at least $14.69, the Company shall be required to pay a bonus under the CEO Service Agreement (the “Trigger Event Bonus”). The Trigger Event Bonus shall be calculated as follows: (a) 39.47% of $4 million (that is, $1,578,800), plus (b) 39.47% of 10% of the increase in the equity value of the Company implied by the increase in the Per Share Consideration over $14.69, but not less than zero plus (c) 39.47% of $3,200,000 if the Per Share Consideration equals or exceeds $17, plus (d) 39.47% of $2,200,000 if the Per Share Consideration equals or exceeds $18. For this purpose, the implied increase in the equity value is determined by multiplying the Per Share Consideration by the total number of shares of the Company’s Ordinary Shares outstanding, on a fully-diluted basis, on the date of the Trigger Event, and subtracting from the result the amount calculated by multiplying $14.69 by the total number of shares of the Company’s Common Stock outstanding, on a fully-diluted basis, on April 27, 2007. If the Company achieves at least the minimum target equity value for its shareholders upon the occurrence of a Trigger Event, the Company will be obligated to pay a minimum bonus of $1,578,800.

The amendment to the CEO Service Agreement further states that, in the event of a transaction or series of transactions resulting in the sale by the Company and/or its subsidiaries of a material portion of their collective assets or business that does not constitute a Trigger Event, the Company shall be required to pay a bonus in an amount equal to the Trigger Event Bonus that would be payable if the Per Share Consideration was $17 if (i) the Company terminates the CEO Service Agreement because it considers it no longer necessary or desirable or (ii) the service company terminates the CEO Service Agreement because the Company has not offered it an equivalent position. The Company does not expect that such termination will occur because the services of the CEO are expected to continue to be necessary and desirable following a sale of a material portion of the collective assets or business of the Company and its subsidiaries.

The December 23, 2008 amendment to the CEO Service Agreement also provided for a special one-time lump sum bonus in the amount of EUR 250,000 (approximately $350,000 at the time of the amendment), which was conditioned upon, and paid following the successful completion of the refinancing of the Company in March 2009.

Mr. Bowker

The CFO Service Agreement was entered into in connection with the Invitel Acquisition in April 2007. It currently provides for an annual management service fee of EUR 287,375 paid monthly, which will be reviewed annually. The Company is contractually obligated to pay an annual performance bonus up to a maximum of 50% of the annual management service fee. In February 2008 the Board approved a 2007 performance bonus in the amount of EUR 137,500 and, in February 2009, the Board approved a 2008 performance bonus in the amount of EUR 143,688. We provide Mr. Bowker with the use of a company car and pay for his housing costs in Budapest. The CFO Service Agreement also provided for a special one-time lump sum bonus in 2007 in the amount of EUR 250,000 (approximately $337,500 at the time of Board approval), conditioned upon, and paid following the successful completion of our EUR 200 million Floating Rate Note offering in connection with the Invitel Acquisition.

On December 23, 2008, the CFO Service Agreement was amended. In particular, similar to the provisions of the CEO Service Agreement, the provisions of the CFO Service Agreement relating to a special one-time lump sum bonus payment in the event of a sale of the Company or a sale of all, or substantially all, of its assets (a “Trigger Event”) have been amended and a bonus may also be due in the event of a transaction or series of transactions resulting in the sale of a material portion of the Company’s assets or business that does not constitute a sale of all, or substantially all, of its assets. The Trigger Event Bonus with respect to the services of Mr. Bowker shall be calculated as follows: (a) 24.27% of $4 million (that is $970,800), plus (b) 24.27% of 10% of the increase in the equity value of the Company implied by the increase in the Per Share Consideration over $14.69, but not less than zero plus (c) 24.27% of $3,200,000 if the Per Share Consideration equals or exceeds $17, plus (d) 24.27% of $2,200,000 if the Per Share Consideration equals or exceeds $18. For this purpose, the implied increase in equity value shall be determined in the same manner as under the CEO Service Agreement. If the Company achieves at least the minimum target equity value for its shareholders upon the occurrence of a Trigger Event, the Company will be obligated to pay a minimum bonus of $970,800.

The amendment to the CFO Service Agreement further states that, in the event of a transaction or series of transactions resulting in the sale by the Company and/or its subsidiaries of a material portion of their collective assets or business that does not constitute a Trigger Event, the Company shall be required to pay a bonus in an amount equal to the Trigger Event Bonus that would be payable if the Per Share Consideration was $17 if (i) the Company terminates the CFO Service Agreement because it considers it no longer necessary or desirable or (ii) the service company terminates the CFO Service Agreement because the Company has not offered it an equivalent position. The Company does not expect that such termination will occur because the services of the CFO are expected to continue to be necessary and desirable following a sale of a material portion of the collective assets or business of the company and its subsidiaries.

The December 23, 2008 amendment to the CFO Service Agreement also provided for a special one-time lump sum bonus in the amount of EUR 250,000 (approximately $350,000 at the time of the amendment), which was conditioned upon, and paid following the successful completion of the refinancing of the Company in March 2009.

Mr. Noone

Mr. Noone’s employment agreement provides for an indefinite term with a 2008 annual base compensation of $257,070. The agreement also provides for an annual award of immediately-vested ten-year options to purchase at least 20,000 of the Company’s shares. Mr. Noone is eligible to receive an annual performance bonus at the Company’s discretion consisting of either cash, stock, additional stock options or a combination thereof. In February 2008, the Board awarded Mr. Noone a discretionary performance bonus for 2007 in the amount of $61,500 and, in February 2009, the Board awarded Mr. Noone a discretionary performance bonus for 2008 in the amount of $64,268. In November 2008, the Board approved, in connection with the Reorganization pursuant to which we effectively changed our place of incorporation from Delaware to Denmark, a discretionary cash bonus for Mr. Noone in the amount of $100,000, which bonus was contingent upon, and paid following, the completion of the Reorganization. In November 2008, the Board also approved a loyalty/retention bonus in the amount of $100,000. Such loyalty/retention bonus was awarded to provide Mr. Noone with incentive to remain with the Company following the Reorganization and is payable following the termination of his employment by the Company without “cause” or by Mr. Noone for “good reason”.

2008 Outstanding Equity Awards at Fiscal Year-End

The following table includes certain information, as of the fiscal year end December 31, 2008, with respect to the value of all unexercised options previously awarded to the Named Executive Officers. The number of options held at December 31, 2008 includes options granted under the 2002 Incentive Stock Option Plan, as amended, and the 2004 Long-Term Incentive Plan. All options included in this table were vested upon the date of grant.

Name	Option Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Expiration Date
Peter T. Noone, General Counsel and Secretary	20,000	4.72	01/01/12
	20,000	7.46	01/01/13
	20,000	9.39	12/31/13
	20,000	13.01	01/02/15
	20,000	15.62	01/02/16
	20,000	14.64	01/01/17
	20,000	17.14	01/01/18

Potential Payments Upon Termination or Change-in-Control

Mr. Lea

The CEO Service Agreement does not have a fixed term. We may terminate the CEO Service Agreement and only owe any amounts then due and payable without being required to make any additional payments upon the occurrence of circumstances specified “as cause” for termination in the CEO Service Agreement. For purposes of the CEO Service Agreement, “cause” generally means (i) the termination of Mr. Lea’s delegation to the Company by the service company providing Mr. Lea’s services and the failure to agree with the Company on the identity of a replacement, (ii) a material breach of the CEO Service Agreement by the service company, (iii) a breach by Mr. Lea of his undertaking provided pursuant to the CEO Service Agreement or (iv) any act by Mr. Lea which would constitute gross misconduct or material dishonesty or his conviction of any criminal offense punishable with imprisonment that directly or indirectly harms the Company or any of its affiliates. If we fail to secure or renew appropriate visa or work permits for Mr. Lea, the service company providing Mr. Lea’s services may terminate the CEO Service Agreement and be entitled to receive, in addition to any amounts then due and payable, specified payments or benefits (subject to certain conditions), including (i) a lump sum payment equal to six months of management service fees (currently EUR 179,610, approximately $239,000 at current exchange rates), (ii) a partial payment of any applicable annual performance bonus (annual target is a maximum of 50% of annual management service fee, EUR 179,610, approximately $239,000 at current exchange rates), (iii) a pro-rata portion of the Trigger Event Bonus (if and when paid, the threshold is $1,578,800), (iv) the provision of a Company car and mobile telephone for Mr. Lea for 12 months (approximately $10,000), (v) a housing allowance for Mr. Lea for 12 months (EUR 48,000, approximately $64,000 at current exchange rates), and (vi) the reimbursement of the educational costs for Mr. Lea’s children for 12 months (the annual cost is approximately GBP 27,000, approximately $41,000 at current exchange rates). We may terminate the CEO Service Agreement if Mr. Lea is unable to perform his duties because of personal bankruptcy, illness or other disability, in which case we must pay any amounts then due and payable and continue to provide (subject to certain conditions) (x) a housing allowance for Mr. Lea for three months (EUR 12,000, approximately $16,000 at current exchange rates), (y) the reimbursement of the educational costs for Mr. Lea’s children for three months (the annual cost is approximately GBP 27,000, approximately $10,000 at current exchange rates), and (z) the use of a Company car and mobile telephone for Mr. Lea for three months (approximately $2,500). Finally, we may terminate the CEO Service Agreement at any time without cause and, subject to certain restrictions, the service company providing Mr. Lea’s services may terminate the CEO Service Agreement for “good reason.” In either case, we will be required to make or provide for, in addition to the payment of any amounts then due and payable, specified payments or benefits (subject to certain conditions), including (i) a lump sum payment equal to 12 months of management service fees (EUR 359,219, approximately $478,000 at current exchange rates), (ii) a partial payment of any applicable annual performance bonus (annual target is a maximum of 50% of annual management service fee, EUR 179,610, approximately $239,000 at current exchange rates), (iii) a pro-rata portion of the Trigger Event Bonus (if and when paid, the threshold is $1,578,800), (iv) a Company car and mobile telephone for Mr. Lea for six months (approximately $5,000), (v) a housing allowance for Mr. Lea for six months (EUR 24,000, approximately $32,000 at current exchange rates), and (vi) the reimbursement of the educational costs for Mr. Lea’s children for six months (the annual cost is approximately GBP 27,000 per annum, approximately $20,000 at current exchange rates). For purposes of the CEO Service Agreement, “good reason” generally means (i) a reduction in the annual management service fee or the target annual performance bonus or certain other fees, (ii) a diminution in Mr. Lea’s duties or responsibilities, (iii) the relocation of Mr. Lea’s office outside of a 50 kilometer radius of the greater Budapest area or (iv) a breach by the Company of a material provision of the CEO Service Agreement or any agreement between the Company and the service company providing Mr. Lea’s services.

While the CEO Service Agreement is in effect and for a period of 24 months after the termination of the CEO Service Agreement, Mr. Lea will be restricted from competing with the Company.

The CEO Service Agreement also provides for a special one-time lump sum bonus payment in the event of a “Trigger Event”. See “-Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” for a more detailed description of such bonus in the event of a Trigger Event. If a Trigger Event had occurred at the end of 2008, the Company would not have been obligated to pay anything since the year-end stock price of $8.60 was less than the per share target of $14.69.

Mr. Bowker

The CFO Service Agreement does not have a fixed term. We may terminate the CFO Service Agreement and only owe any amounts then due and payable without being required to make any additional payments upon the occurrence of circumstances specified “as cause” for termination in the CFO Service Agreement. For purposes of the CFO Service Agreement, “cause” is defined in the same manner as in the CEO Service Agreement described above. If we fail to secure or renew appropriate visa or work permits for Mr. Bowker, the service company providing Mr. Bowker’s services may terminate the CFO Service Agreement and be entitled to receive, in addition to any amounts then due and payable, specified payments or benefits (subject to certain conditions), including (i) a lump sum payment equal to six months of management service fees (currently EUR 143,688, approximately $191,000 at current exchange rates), (ii) a partial payment of any applicable annual performance bonus (annual target is a maximum of 50% of annual management service fee, EUR 143,688, approximately $191,000 at current exchange rates), (iii) a pro-rata portion of the Trigger Event Bonus (if and when paid, the threshold is $970,800), (iv) the provision of a Company car and mobile telephone for Mr. Bowker for six months (approximately $5,000), and (v) a housing allowance for Mr. Bowker for six months (EUR 16,200, approximately $22,000 at current exchange rates). We may terminate the CFO Service Agreement if Mr. Bowker is unable to perform his duties because of personal bankruptcy, illness or other disability, in which case we must pay any amounts then due and payable and continue to provide (subject to certain conditions) (x) a housing allowance for Mr. Bowker for three months (EUR 8,100, approximately $11,000 at current exchange rates) and (y) the use of a Company car and mobile telephone for Mr. Bowker for three months (approximately $2,500). Finally, we may terminate the CFO Service Agreement at any time without cause and, subject to certain restrictions, the service company providing Mr. Bowker’s services may terminate the CFO Service Agreement for “good reason.” In either case, we will be required to make or provide for, in addition to the payment of any amounts then due and payable, specified payments or benefits (subject to certain conditions), including (i) a lump sum payment equal to

12 months of management service fees (EUR 287,375 approximately $382,000 at current exchange rates), (ii) a partial payment of any applicable annual performance bonus (annual target is a maximum of 50% of annual management service fee, EUR 143,688, approximately $191,000 at current exchange rates), (iii) a pro-rata portion of the Trigger Event Bonus (if and when paid, the threshold is $970,800); (iv) a Company car and mobile telephone for Mr. Bowker for six months (approximately $5,000), and (v) a housing allowance for Mr. Bowker for six months (EUR 16,200, approximately $22,000 at current exchange rates). For purposes of the CFO Service Agreement, “good reason” is defined in the same manner as in the CEO Service Agreement described above.

While the CFO Service Agreement is in effect and for a period of 24 months after the termination of the CFO Service Agreement, Mr. Bowker will be restricted from competing with the Company.

The CFO Service Agreement also provides for a special one-time lump sum bonus payment in the event of a “Trigger Event”. See “-Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” for a more detailed description of such bonus in the event of a Trigger Event. If a Trigger Event had occurred at the end of 2008, the Company would not have been obligated to pay anything since the year-end stock price of $8.60 was less than the per share target of $14.69.

Mr. Noone

Mr. Noone’s employment agreement provides that if we terminate Mr. Noone without “cause”, or if Mr. Noone terminates the agreement due to, among other reasons, a demotion or reduction in compensation other than for cause, Mr. Noone would be entitled to receive severance benefits including a lump sum payment equal to 12 months salary plus an amount equal to 25% of 12 months salary payable within 30 days of termination and 12 months of continued health insurance coverage. Mr. Noone’s 2008 annual compensation was $257,070 and his estimated monthly health insurance coverage would cost approximately $1,900 per month. Mr. Noone would also remain eligible to exercise each of his outstanding employee stock options for the full exercise period. Mr. Noone’s outstanding employee stock options each had a 10-year exercise period upon grant. (Our equity compensation plans generally provided that if an employee resigned or was terminated without cause, the exercise period would be the shorter of (i) three years or (ii) the original expiration date of the option) We must give Mr. Noone six months notice prior to our termination of his employment other than for cause. If such termination of employment occurs within one year following a “change in control” of the Company, Mr. Noone would be entitled to an additional lump sum payment equal to six months salary plus an amount equal to 25% of six months salary and an additional six months of continued health insurance coverage. For purposes of Mr. Noone’s employment agreement, “cause” generally means (i) a failure to substantially perform his duties other than a failure due to physical or mental illness or impairment, (ii) a willful act which constitutes gross misconduct and is injurious to the Company, (iii) Mr. Noone’s willful breach of a material provision of his employment agreement or (iv) his material or willful violation of a law applicable to the Company. For purposes of Mr. Noone’s employment agreement, change-in-control” generally means (i) the acquisition by any person of securities of the Company representing certain percentages (35%, 50% and 75%) of the voting securities of the Company, (ii) the equity securities of the Company ceasing to be listed for trading on any regulated securities exchange in the United States, (iii) the replacement of a majority of the Board over a two year period which replacement shall not have been approved by  2/3 of the Board as constituted at the beginning of such period, (iv) the consummation of a merger which would result in the Company’s shareholders prior to the merger owning less than 65% of the voting securities of the Company or the surviving entity or (v) the liquidation of the Company or a sale of all, or substantially all, of the Company’s business or assets. Mr. Noone can also terminate the agreement for any reason upon three months notice and, upon such termination of employment, Mr. Noone would be entitled to receive a lump sum payment equal to six months salary and six months of continued health insurance coverage.

2008 Director Compensation Table

The following table provides compensation information for the one-year period ended December 31, 2008 for each member of the Board that received any form of compensation in 2008. Two former directors who are employees of TDC and served on the Board during 2008 (Jesper Theill Eriksen and Jesper Ovesen) and our current directors who are employees of TDC (Robert Dogonowski, Morten Bull Nielsen, Carsten Dyrup Revsbech, and Henrik Scheinemann) do not receive any compensation for serving on the Company’s Board due to TDC’s internal policy.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)		Total ($)
Ole Steen Andersen	32,500	36,700	(2)	69,200
Peter Feiner	20,500	36,700	(2)	57,200
Jens Due Olsen	21,500	36,700	(2)	58,200

(1)	Messrs. Andersen, Feiner and Olsen each received 2,000 shares of our Common Stock in May 2007 upon their election to the Board for the 2007 to 2008 term. The shares vested upon the completion of the Board’s term in May 2008. The grant date fair value of each share was the market price on the date of grant which was $21.21 per share ($127,260 in total). Messrs. Andersen, Feiner and Olsen each received 2,000 shares of our Common Stock in May 2008 upon their re-election to the Board for the 2008 to 2009 term. The shares vest upon the completion of the Board’s term in May 2009. The grant date fair value of each share was the market price on the date of grant which was $16.41 per share ($98,460 in total). The accounting expense for 2008 in connection with the grant of stock to directors was calculated in accordance with FAS 123R. The assumptions used in such valuation are included in Footnote 1(m) of the Notes to Consolidated Financial Statements for the year ended December 31, 2008, which financial statements are included in this Report.
(2)	At year-end 2008, Messrs. Andersen, Feiner and Olsen each held 2,000 shares of Common Stock that were awarded to him for his service as a director of the Company, which shares vest in May 2009.

The directors who are employees of TDC, our majority stockholder, are prohibited by TDC policy from accepting compensation for serving on our Board. We compensate directors who are not TDC employees with a fixed quarterly fee of $2,500, a per meeting fee of $1,000 for meetings held in-person and a per meeting fee of $500 for meetings held via telephonic conference call. The eligible directors also received 2,000 shares of Common Stock for their 2008 to 2009 Board service. Such shares vest upon the completion of the one-year Board term in May 2009. For Audit Committee meetings, the directors are paid a per meeting fee of $1,000 for meetings held in-person and a per meeting fee of $500 for meetings held via telephonic conference call. The Chairman of the Audit Committee also receives a $2,500 fixed quarterly fee. The Company also reimburses the directors for out-of-pocket expenses.

Item 12. Security Ownership of Certain Beneficial Owners and

Management and Related Stockholder Matters.

See “Equity Compensation Plan Information” under Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchase of Equity Securities.”

Security Ownership

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of May 8, 2009, certain information as to those persons who were known by us to be beneficial owners of more than 5% of the outstanding shares.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Ordinary Shares	TDC A/S Noerregade 21 0900 Copenhagen C Denmark	10,799,782		64.6%

ADSs	Straumer-Burdaras Investment Bank hf. Borgartun 25 IS-105, Reykjavik Iceland	1,651,911	(1)	9.9%

(1)	Based on a report on Schedule 13D filed with the Securities and Exchange Commission on July 16, 2008, Straumer-Burdaras Investment Bank hf. has the sole power to vote and dispose of 1,651,911 shares.

Security Ownership of Management

The following table sets forth the beneficial ownership of the Company’s ADSs representing Ordinary Shares as of May 8, 2009, for each current director, each Named Executive Officer, and by all directors and executive officers of the Company as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class
	Named Executive Officers
ADSs	Robert Bowker, Chief Financial Officer	246,769	(2)	1.5%
ADSs	Martin Lea, President and Chief Executive Officer	401,377	(3)	2.4%
ADSs	Peter T. Noone, General Counsel and Secretary	169,610	(4)	1.0%
ADSs	Current Directors
ADSs	Ole Steen Andersen	5,500	(5)	*
ADSs	Robert R. Dogonowski	0	(6)	0
ADSs	Peter Feiner	4,000	(7)	*
ADSs	Morten Bull Nielsen	0	(6)	0
ADSs	Jens Due Olsen	4,500	(8)	*
ADSs	Carsten Dyrup Revsbech	0	(6)	0
ADSs	Henrik Scheinemann	0	(6)	0
ADSs	All Directors and Executive Officers as a group – (10 persons)	831,756		4.9%

*	Less than one percent
(1)	“Shares Beneficially Owned” includes shares held directly, as well as shares which such persons have the right to acquire within 60 days of May 8, 2009 and shares held by certain members of such persons’ families, over which such persons may be deemed to have sole or shared voting power or investment power. “Percent of Class” is calculated by dividing the “Shares Beneficially Owned” by the individual (or group) by the shares of Common Stock outstanding as of May 8, 2009 plus only those shares which the individual (or group) has the right to acquire within 60 days of May 8, 2009.
(2)	Consists of ADSs held by Rob Investments Limited, over which Mr. Bowker has voting and investment power.
(3)	Consists of ADSs held by Vision 10 Limited, over which Mr. Lea has voting and investment power.
(4)	Includes 160,000 shares subject to currently exercisable stock options.
(5)	Consists of 5,500 ADSs as a result of shares granted from our 2004 Long-Term Incentive Plan, including 2,000 ADSs which vest in May 2009.

(6)	Does not include shares reported to be beneficially owned by TDC A/S. Robert R. Dogonowski, Morten Bull Nielsen, Carsten Dyrup Revsbech and Henrik Scheinemann, directors of the Company, serve as officers of TDC A/S. See “- Security Ownership of Certain Beneficial Owners” and Item 13. “Certain Relationships and Related Transactions, and Director Independence.”
(7)	Consists of 4,000 ADSs as a result of shares granted from our 2004 Long-Term Incentive Plan, including 2,000 ADSs which vest in May 2009.
(8)	Consists of 4,500 ADSs as a result of shares granted from our 2004 Long-Term Incentive Plan, including 2,000 ADSs which vest in May 2009.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Certain Relationships and Related Transactions

TDC owns 64.6% of our outstanding Ordinary Shares. Messrs. Dogonowski, Nielsen, Revsbech and Scheinemann, current directors of the Company, are officers of TDC.

On February 24, 2009 just before the completion of the Reorganization, TDC converted 30,000 shares of our preferred stock into 300,000 shares of Common Stock. Those shares of Common Stock and the other shares of Common Stock held by TDC were subsequently converted into Ordinary Shares following the completion of the Reorganization. As of December 31, 2008, the cumulative preferred stock dividends in arrears payable to TDC were $908,000.

All of the directors of the Company are covered by a directors and officers liability policy taken out by TDC. As of December 31, 2008, we had approximately $123,000 in expenses for the Company’s portion of the overall premium paid by TDC.

We have agreements in place with TDC, on arms-length commercial terms, pursuant to which TDC and the Company transport international voice, data and Internet traffic for each other over our respective telecommunications networks. For 2008, we had approximately $670,000 in revenue from such agreements and TDC charged us approximately $576,000 in connection with such agreements.

On March 4, 2009, we completed a refinancing which included entering into, as a borrower, a EUR 34.1 subordinated PIK loan with one of TDC’s affiliates (the “TDC PIK Loan”). The TDC PIK Loan was entered into by our subsidiary Matel as borrower, Invitel Holdings as parent and TDCH III ApS, an affiliate of TDC A/S, as lender.

The TDC PIK Loan ranks behind most of our other debt and is unsecured. The entering into the TDC PIK Loan was a condition precedent to our other refinancing agreements with third party banks. The TDC PIK Loan was drawn down in full two days before the closing date and has a maturity date of March 1, 2013.

The TDC PIK Loan bears interest at a rate of 20% per annum above EURIBOR and, if requested by the lender, the interest accrued will be capitalized. If the lender does not request that the interest accrued be capitalized, then the borrower must pay to the lender, the accrued interest in full together with a fee equal to the amount the lender would have received had such interest been capitalized. The borrower must also pay an additional repayment fee of 4.5% of the principal amount of the loan prepaid or repaid.

The TDC PIK Loan contains an undertaking whereby, after the other refinancing debt has been discharged or their prepayment has been waived, Matel and Invitel Holdings undertake to use the proceeds of any issuance of shares, securities convertible into shares or other equity or debt instruments (or any other raising of debt finance) by Invitel Holdings or any of its subsidiaries which is a holding company of Matel to prepay the TDC PIK Loan.

The receivable under the TDC PIK Loan was assigned by the lender in favor of BNP Paribas Trust Corporation UK Limited as Security Trustee as security for the other refinancing debt.

The TDC PIK Loan may be refinanced in the future with equity provided by TDC and/or third parties, including pursuant to a public offering (which could include an offering to existing shareholders pursuant to a rights issue or otherwise). For more on the TDC PIK Loan and the refinancing, see Note 20 “Subsequent Events” in the Notes to Consolidated Financial Statements.

The NYSE Amex Stock Exchange requires our Audit Committee to provide appropriate review and oversight of related party transactions. As provided in its charter, our Audit Committee is responsible for reviewing and approving in advance any proposed related party transactions with an individual or entity considered a “related person” under the rules of the SEC. In September 2006, the Audit Committee adopted written policies and procedures for the review and approval of related party agreements (“Related Party Policies and Procedures”). The Related Party Policies and Procedures cover services or resources provided to the Company by a related party and any other transactions between the Company and a related party. Proposals for related party transactions should be submitted in writing to the Audit Committee, which written proposals should include a summary of the proposed material terms along with a supporting statement indicating the reasons that the proposed related party agreement could not be entered into with an independent party on terms and conditions that are more favorable or at least as favorable to the Company. An independent committee, consisting of the members of the Audit Committee, who are all deemed independent, provided the appropriate review and oversight of the TDC PIK Loan with independent financial advice as well as advice from independent counsel.

Director Independence

In accordance with NYSE Amex Stock Exchange rules, the Board affirmatively determines the independence of each director and nominee for election as a director in accordance with guidelines it has adopted, which guidelines follow the elements of independence set forth in the NYSE Amex Stock Exchange listing standards. This independence question is analyzed annually in both fact and appearance to promote arms-length oversight. Based on these standards, the Board determined that Messrs. Andersen, Feiner, and Olsen are “independent directors” because (i) they are not executive officers or employees of the Company; and (ii) in the opinion of the Board, none of them has any relationship which will interfere with the exercise of independent judgment in carrying out the responsibilities of such director. In addition, based on the same standards, the Board has determined that Messrs. Dogonowski, Nielsen, Revsbech and Scheinemann are currently not “independent directors”. Messrs. Dogonowski, Nielsen, Revsbech and Scheinemann are officers of TDC A/S (“TDC”), which currently owns 64.6% of our outstanding Ordinary Shares. Pursuant to an agreement with TDC, we are required, under certain conditions, to nominate for election to the Board one person designated by TDC. Messrs. Dogonowski, Nielsen, Revsbech and Scheinemann were elected to the Board at the request of TDC. In addition, the Board has determined that Jesper Theill Eriksen and Jesper Ovesen, officers of TDC who served on the Board during the last fiscal year, were not “independent directors”.

Although the NYSE Amex Stock Exchange has a requirement that a majority of the directors of a listed company be comprised of independent directors, this requirement does not apply to “controlled companies”. Since we are majority-owned by TDC, we are currently utilizing the “controlled company” exemption.

The NYSE Amex Stock Exchange does not require the Company to have a separate nominating committee but generally does require that nominees for election to the board of a listed company be selected, or recommended for the Board’s selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors of the whole board. This requirement does not apply to “controlled companies”, however. Since we are majority-owned by TDC, we are currently utilizing the “controlled company” exemption, and each of our directors participates in the consideration of director nominees.

The Board does not have a standing compensation committee. The NYSE Amex Stock Exchange does not require the Company to have a separate compensation committee but generally does require that executive officer compensation be determined, or recommended to the full board for its determination, by either a committee comprised entirely of independent directors or a majority of the independent directors of the whole board. This requirement does not apply to “controlled companies”, however. Since we are majority-owned by TDC, we are currently utilizing the “controlled company” exemption, and each of our directors participates in compensation matters addressed by the Board.

The Board has an Audit Committee which consists of Ole Steen Andersen (Chairman), Peter Feiner and Jens Due Olsen. The Board has determined that all of the current members of the Audit Committee (Messrs. Andersen, Feiner and Olsen) are independent in accordance with the NYSE Amex Stock Exchange listing standards.

Item 14. Principal Accounting Fees and Services.

Independent Auditor Fees

PWC served as our independent auditor for the audit of our financial statements for fiscal years 2007 and 2008.

The following table presents fees for professional audit services rendered by PWC for the audit of our annual financial statements for the years ended December 31, 2007 and 2008 and fees for other services rendered by PWC during that period.

	2007	2008
Audit fees	1,300	1,977
Audit-related fees	0	349
Tax fees	0	0
All other fees	0	7
Total	1,300	2,333

Services rendered by PWC in connection with fees presented above were as follows:

Audit Fees

For fiscal years 2007 and 2008, audit fees include fees associated with the annual audit of our financial statements, the assessment of our internal control over financial reporting as integrated with the annual audit of our financial statements, the quarterly reviews of the financial statements included in our Form 10-Q filings, and certain other services customarily provided in connection with statutory and regulatory filings and the audit engagement.

Audit-Related Fees

Audit-Related Fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but not reported under “Audit Fees”. The Audit-Related services provided by PWC for fiscal year 2008 include the evaluation of data migration relating to a software conversion and an audit of the financial statements of Memorex.

Tax Fees

Tax Fees consist of fees for services related to tax compliance, tax advice and tax planning. PWC did not provide any tax related services.

All Other Fees

“All Other Fees” for fiscal year 2008 consists of licenses for accounting software.

All audit services, audit-related services, tax services and other services provided by PWC in connection with fiscal years 2007 and 2008 were pre-approved by the Audit Committee, which concluded that the provision of such services by PWC was compatible with the maintenance of their firms’ independence in the conduct of their auditing functions. The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy (“Pre-Approval Policy”). The Pre-Approval Policy provides for the Audit Committee to specifically pre-approve the annual audit services engagement. The Pre-Approval Policy provides for pre-approval, without specific authorization from the Audit Committee, of specifically described audit-related services, tax services and other services within certain financial thresholds. Individual engagements anticipated to exceed pre-established thresholds and other services not specifically described must be separately pre-approved by the Audit Committee. The Pre-Approval Policy authorizes the Audit Committee to delegate to one or more of its members specific pre-approval authority with respect to permitted services. During fiscal years 2007 and 2008, the Audit Committee or the Chairman of the Audit Committee specifically pre-approved all services performed by PWC related to fiscal years 2007 and 2008.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) List of Financial Statements

Reference is made to the index on page F-1 for a list of all financial statements filed as part of this Report on Form 20-F.

(a)(2) List of Financial Statement Schedules

Reference is made to the index on page F-1 for a list of all financial statement schedules filed as part of this Report on Form 20-F.

(a)(3) List of Exhibits

Exhibit Number	Description
2.1	Sale and Purchase Agreement dated January 8, 2007 between Hungarian Telephone and Cable Corp. and Invitel Holdings N.V., filed as Exhibit 2.1 to Hungarian Telephone and Cable Corp.’s Report on Form 8-K filed on January 9, 2007 and incorporated herein by reference

2.2	Business Quota Sale and Purchase Agreement dated as of July 6, 2007 between Tele2 Europe S.A. and Invitel Tavkozlesi Szolgaltato Zrt. (relating to the sale and purchase of the entire business quota in Tele2 Magyarorszag Kft.), filed as Exhibit 2.1 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference

2.3	Share Purchase Agreement dated December 20, 2007 between Joki Holding AG and Invitel relating the sale and purchase of a majority of the issued share capital of Memorex Telex Communications AG, filed as Exhibit 2.1 to Hungarian Telephone and Cable Corp.’s Report on Form 8-K filed on December 27, 2007 and incorporated herein by reference

3(i)	Certificate of Incorporation of Hungarian Telephone and Cable Corp., as amended, filed as Exhibit 4.1 to Hungarian Telephone and Cable Corp.’s Registration Statement on Form S-8 filed on May 26, 2004 (File #333-115871) and incorporated herein by reference

3(ii)	By-laws of Hungarian Telephone and Cable Corp., as amended as of December 4, 2008, filed as Exhibit 3(ii) to Hungarian Telephone and Cable Corp.’s Report on Form 8-K, filed on December 5, 2008 and incorporated herein by reference

3(iii)	Articles of Association of Invitel Holdings A/S

4.1	Indenture dated as of August 6, 2004 between Magyar Telecom B.V., as Issuer, Invitel Rt. and V-Holding Rt., as Subsidiary Guarantors, The Bank of New York as Trustee, Registrar, Transfer Agent and Principal Paying Agent and The Bank of New York (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, filed as Exhibit 4.1 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and incorporated herein by reference

Exhibit Number	Description
4.2	First Supplemental Indenture dated as of May 23, 2006, supplemental to Indenture dated as of August 6, 2004, filed as Exhibit 4.2 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and incorporated herein by reference

4.3	Second Supplemental Indenture dated as of September 29, 2006, supplemental to Indenture dated as of August 6, 2004, filed as Exhibit 4.3 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and incorporated herein by reference

4.4	Third Supplemental Indenture dated as of March 9, 2007, supplemental to Indenture dated as of August 6, 2004, filed as Exhibit 4.4 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and incorporated herein by reference

4.5	Fourth Supplemental Indenture dated as of April 27, 2007, supplemental to Indenture dated as of August 6, 2004, filed as Exhibit 4.5 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and incorporated herein by reference

4.6	Indenture dated as of October 30, 2006 between Invitel Holdings N.V., as Issuer, The Bank of New York as Trustee, Registrar, Transfer Agent and Principal Paying Agent, Calculation Agent and Security Trustee and The Bank of New York (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, filed as Exhibit 4.6 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and incorporated herein by reference

4.7	First Supplemental Indenture dated as of December 19, 2006, supplemental to Indenture dated as of October 30, 2006, filed as Exhibit 4.7 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and incorporated herein by reference

4.8	Second Supplemental Indenture dated as of March 9, 2007, supplemental to Indenture dated as of October 30, 2006, filed as Exhibit 4.8 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and incorporated herein by reference

4.9	Third Supplemental Indenture dated as of April 27, 2007, supplemental to Indenture dated as of October 30, 2006, filed as Exhibit 4.9 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and incorporated herein by reference

4.10	Indenture dated as of April 27, 2007 between HTCC Holdco II B.V., as Issuer, PanTel Technocom Kft., PanTel Tavkozlesi Kft. and Hungarotel Tavkozlesi Zrt., as Subsidiary Guarantors, BNY Corporate Trustee Services Limited as Trustee, The Bank of New York as Registrar, Transfer Agent and Principal Paying Agent and The Bank of New York (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, filed as Exhibit 4.10 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference

Exhibit Number	Description
4.11	First Supplemental Indenture dated as of April 27, 2007, supplemental to Indenture dated as of April 27, 2007, filed as Exhibit 4.11 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference

4.12	Fifth Supplemental Indenture dated as of March 5, 2008, supplemental to Indenture dated as of August 6, 2004, filed as Exhibit 4.1 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 and incorporated herein by reference

4.13	Sixth Supplemental Indenture dated as of March 14, 2008, supplemental to Indenture dated as of August 6, 2004, filed as Exhibit 4.2 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 and incorporated herein by reference

4.14	Second Supplemental Indenture dated as of July 26, 2007, supplemental to Indenture dated as of April 27, 2007, filed as Exhibit 4.3 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 and incorporated herein by reference

4.15	Third Supplemental Indenture dated as of March 5, 2008, supplemental to Indenture dated as of April 27, 2007, filed as Exhibit 4.4 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 and incorporated herein by reference

4.16	Fourth Supplemental Indenture dated as of March 14, 2008, supplemental to Indenture dated as of April 27, 2007, filed as Exhibit 4.5 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 and incorporated herein by reference

9	Voting trust agreement (None)

10	Material contracts:

10.1	Amended and Restated Management Service Contract dated April 27, 2007 between Magyar Telecom B.V. and Vision 10 Limited, filed as Exhibit 10.1 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and incorporated herein by reference (Management Contract)

10.2	Form of Amendment Letter amending the Amended and Restated Management Service Contract between Magyar Telecom B.V. and Vision 10 Limited, filed as Exhibit 10.1 to Hungarian Telephone and Cable Corp.’s Report on Form 8-K for December 23, 2008 and incorporated herein by reference (Management Contract)

10.3	Amended and Restated Management Service Contract dated April 27, 2007 between Magyar Telecom B.V. and Rob Investments Limited, filed as Exhibit 10.2 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and incorporated herein by reference (Management Contract)

10.4	Form of Amendment Letter amending the Amended and Restated Management Service Contract between Magyar Telecom B.V. and Rob Investments Limited, filed as Exhibit 10.2 to Hungarian Telephone and Cable Corp.’s Report on Form 8-K for December 23, 2008 and incorporated herein by reference (Management Contract)

Exhibit Number	Description
10.5	Registration Rights Agreement dated April 27, 2007 by and among Hungarian Telephone and Cable Corp., Vision 10 Limited, Rob Investments Limited and certain other stockholders, filed as Exhibit 10.3 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and incorporated herein by reference

10.6	Form of Agreement dated April 27, 2007 regarding Transfer Restrictions and Put Rights in connection with Issuance of HTCC Stock in Invitel Acquisition, filed as Exhibit 10.21 to Hungarian Telephone and Cable Corp.’s Annual Report on Form 10-K for the year ended December 31, 2007 and incorporated herein by reference

10.7	Employment Agreement as amended to date between Hungarian Telephone and Cable Corp. and Peter T. Noone (Management Contract)

10.8	Summary of Board of Director Compensation

10.9	2002 Incentive Stock Option Plan of Hungarian Telephone and Cable Corp., as amended, filed as Exhibit 10.1 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference (Compensatory Plan)

10.10	Non-Employee Director Stock Option Plan, as amended, filed as Exhibit 10.2 to Hungarian Telephone and Cable Corp.’s Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference (Compensatory Plan)

10.11	2004 Long-Term Incentive Plan, filed as Exhibit 10.11 to Hungarian Telephone and Cable Corp.’s Annual Report on Form 10-K for 2004 and incorporated herein by reference (Compensatory Plan)

10.12	Form of Stock Option Agreement issuable under 2004 Long-Term Incentive Plan filed as Exhibit 10.3 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference (Management Contract)

10.13	Form of Amended and Restated Facilities Agreement dated as of March 4, 2009 between Invitel Zrt., as Borrower; Magyar Telecom B.V. and certain subsidiaries as Guarantors; BNP Paribas and Calyon as Coordinators; BNP Paribas, Calyon and Nordea Bank as Arrangers; certain other Banks and Financial Institutions; BNP Paribas and BNP Paribas, Hungary Branch as the Agents; and BNP Paribas Trust Corporation UK Limited as Security Trustee

10.14	Form of Third Supplemental Agreement dated as of March 4, 2009 (relating to the Facilities Agreement) between Invitel Zrt., as Borrower; Magyar Telecom B.V. and certain subsidiaries as Guarantors; BNP Paribas and Calyon as Coordinators; certain other Banks and Financial Institutions; BNP Paribas, Calyon and Nordea Bank as Arrangers; BNP Paribas and BNP Paribas, Hungary Branch as the Agents; and BNP Paribas Trust Corporation UK Limited as Security Trustee

10.15	Form of Subordinated Loan Agreement dated as of March 4, 2009 between Magyar Telecom B.V. as Borrower and Parent; certain subsidiaries as Guarantors; BNP Paribas and Calyon as Coordinators; BNP Paribas and Calyon as Arrangers; BNP Paribas and Calyon as Original Lenders; BNP Paribas as Facility Agent; and BNP Paribas Trust Corporation UK Limited as Security Trustee

Exhibit Number	Description
10.16	Form of Loan Agreement dated as of March 4, 2009 between Magyar Telecom B.V. as Borrower; TDCH III ApS as Lender; and Invitel Holdings A/S as Parent

10.17	Form of Amended and Restated Intercreditor Deed dated as of March 4, 2009 among Magyar Telecom B.V. as Issuer; certain subsidiaries as Original Obligors and Original Subordinated Shareholder Creditors; BNP Paribas and Calyon as Coordinators; BNP Paribas, Calyon and Nordea Bank as Arrangers; BNP Paribas as Senior Agent; BNP Paribas, Hungary Branch as HUF Agent; BNP Paribas Trust Corporation UK Limited as Security Trustee; The Bank of New York as HY Note Trustee; BNY Corporate Trustee Services Limited as FRN Note Trustee; and BNP Paribas as Subordinated Loan Agent

10.18	Form of Third Supplemental Deed dated as of March 4, 2009 (relating to an Intercreditor Deed) among Magyar Telecom B.V. as Issuer; Invitel Zrt.; Magyar Telecom B.V. and certain of its subsidiaries as Obligors; BNP Paribas and Calyon as Coordinators; BNP Paribas as Senior Agent; BNP Paribas, Hungary Branch as HUF Agent; BNP Paribas Trust Corporation UK Limited as Security Trustee; BNP Paribas, Calyon and Nordea Bank as Arrangers; The Bank of New York as HY Note Trustee; BNY Corporate Trustee Services Limited as FRN Note Trustee; BNP Paribas as Subordinated Loan Agent; and certain other parties

11	Statement re computation of per share earnings (not required)

12	Statement re computation of ratios (not required)

13	Annual report to security holders, Form 10-Q or quarterly report to security holders (not required)

14	Code of Ethics, filed as Exhibit 14 to Hungarian Telephone and Cable Corp.’s Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference

16	Letter re change in certifying accountant (not required)

18	Letter re change in accounting principles (none)

21	Subsidiaries of the Registrant

22	Published report regarding matters submitted to vote of security holders (none)

23.1	Consent of PricewaterhouseCoopers Kft.

23.2	Consent of KPMG Hungaria Kft.

24	Powers of Attorney (none)

31.1	Certification of Martin Lea, President and Chief Executive Officer, required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

31.2	Certification of Robert Bowker, Chief Financial Officer, required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

32.1	Certification of Martin Lea, President and Chief Executive Officer, required by Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. 1350

32.2	Certification of Robert Bowker, Chief Financial Officer, required by Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. 1350

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INVITEL HOLDINGS A/S
(Registrant)

Date	May 14, 2009	By	/s/ Martin Lea
Martin Lea
President and Chief Executive Officer

Date	May 14, 2009	By	/s/ Robert Bowker
Robert Bowker
Chief Financial Officer

HUNGARIAN TELEPHONE AND CABLE CORP. AND SUBSIDIARIES

Index to Consolidated Financial Statements

The following information is included on the pages indicated:

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Hungarian Telephone and Cable Corp.:

We have audited the consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows of Hungarian Telephone and Cable Corp. and subsidiaries (the “Company”) for the year ended December 31, 2006. In connection with our audit we have also audited the financial statements schedules I and II for the year ended December 31, 2006. These consolidated financial statements and financial statements schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statements schedules based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Hungarian Telephone and Cable Corp. and subsidiaries for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statements schedules I and II, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards 123 (revised 2004), Share-Based Payment, as discussed in Note 1 (m) to the consolidated financial statements.

KPMG Hungária Kft.

Budapest, Hungary

March 19, 2007, except as to notes 1(m), 1(q), 9, 10 and 17, and schedule I, which are as of February 29, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Hungarian Telephone and Cable Corp.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Hungarian Telephone and Cable Corp. and its subsidiaries (the “Company”) at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded Invitel International AG and its subsidiaries from its assessment of internal control over financial reporting as of December 31, 2008 because they were acquired by the Company in a purchase business combination during 2008. We have also excluded Invitel International AG and its subsidiaries from our audit of internal control over financial reporting. Invitel International AG and its subsidiaries are wholly-owned subsidiaries whose total assets and total revenues represent approximately $257 million, or 21%, and approximately $54 million, or 10%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008.

PricewaterhouseCoopers Kft.

Budapest, Hungary

April 30, 2009

Management’s Report on Internal Control over Financial Reporting

The management of Hungarian Telephone and Cable Corp. and subsidiaries (together, the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13(a)-15(f) and 15(d)-15(f).

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In conducting the Company’s evaluation of the effectiveness of its internal control over financial reporting, the Company has excluded Invitel International AG and its subsidiaries from its assessment of internal control over financial reporting as of December 31, 2008. Invitel International AG and its subsidiaries were excluded because they were acquired by the Company in a purchase business combination during 2008. Invitel International AG and its subsidiaries’ total assets and total revenues represent approximately $257 million, or 21%, and approximately $54 million, or 10%, respectively, of the related consolidated financial statement amounts as of and for the year then ended December 31, 2008.

Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

PricewaterhouseCoopers Kft,. our independent registered accounting firm, has issued a report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, which appears herein.

Budapest, Hungary

April 30, 2009

HUNGARIAN TELEPHONE AND CABLE CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2008 and 2007

(In thousands, except share and per share data)

Assets	2008	2007
Current assets:
Cash and cash equivalents	$40,297	$20,897
Accounts receivable, net of allowance of $16,323 in 2008 and $17,633 in 2007	79,529	85,684
Derivative financial instruments	3,346	977
Deferred tax assets	7,998	—
Other current assets	9,911	11,277

Total current assets	141,081	118,835

Property, plant and equipment, net	769,295	691,485
Goodwill	78,193	81,534
Intangible assets, net	234,732	200,948
Deferred costs	19,354	14,828
Deferred tax assets	479	—
Derivative financial instruments	6,610	2,076
Other assets	1,554	485

Total assets	$1,251,298	$1,110,191

See accompanying notes to Consolidated Financial Statements.

HUNGARIAN TELEPHONE AND CABLE CORP. AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

December 31, 2008 and 2007

(In thousands, except share and per share data)

Liabilities and Stockholders’ Equity (Deficit)	2008	2007
Current liabilities:
Current instalments of long-term debt	$54,379	$37,114
Current obligations under capital leases	8,051	430
Accounts payable	64,146	58,797
Accrued expenses	54,020	40,309
Accrued interest	19,716	18,063
Deferred income	15,781	10,399
Derivative financial instruments	14,231	22,138
Deferred tax liabilities	204	—
Other current liabilities	23,279	5,081
Due to related parties	1,290	1,706

Total current liabilities	255,097	194,037

Long-term debt, excluding current instalments	937,490	812,865
Long-term obligations under capital leases, excluding current portion	5,057	13
Derivative financial instruments	4,139	17,381
Deferred tax liabilities	32,104	19,642
Deferred income	35,778	18,663
Provisions	12,640	4,418
Other non-current liabilities	10,570	7,020

Total liabilities	1,292,875	1,074,039

Commitments and contingencies	—	—

Minority interest	—	8

Redeemable equity securities	15,049	15,049

Stockholders’ equity (deficit):
Cumulative convertible preferred stock, $.01 par value; $70.00 liquidation value. Authorized 200,000 shares; issued and outstanding 30,000 shares in 2008 and 2007	—	—
Common stock, $.001 par value. Authorized 25,000,000 shares; issued and outstanding 15,487,183 shares in 2008 and 15,471,950 shares in 2007	15	15
Additional paid-in capital	193,013	193,013
Accumulated deficit	(257,534)	(188,298)
Accumulated other comprehensive income	7,880	16,365

Total stockholders’ equity (deficit)	(56,626)	21,095

Total liabilities and stockholders’ equity (deficit)	$1,251,298	$1,110,191

See accompanying notes to Consolidated Financial Statements.

HUNGARIAN TELEPHONE AND CABLE CORP. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income (Loss)

Years ended December 31, 2008, 2007 and 2006

(In thousands, except share and per share data)

	2008	2007	2006
Revenues	$554,973	$385,193	$189,260

Operating expenses:
Cost of sales (exclusive of depreciation shown below)	228,430	184,552	98,016
Selling, general and administrative	110,940	66,348	35,101
Severance costs	5,695	9,103	700
Depreciation and amortization	128,840	79,003	26,137

Total operating expenses	473,905	339,006	159,954

Income from operations	81,068	46,187	29,306

Other income (expenses):
Foreign exchange gains (losses), net	(23,183)	(6,481)	1,104
Interest expense	(114,210)	(58,744)	(14,883)
Gains (losses) on extinguishment of debt	—	(5,408)	—
Interest income	1,980	1,295	1,329
Gains (losses) from fair value changes of derivative financial instruments	3,762	(54,031)	2,275
Gains (losses) from fair value change of warrants	—	(15,075)	3,300
Other, net	4	(883)	(250)

Net income (loss) before income taxes	(50,579)	(93,140)	22,181

Income tax expense:
Current	(19,140)	(7,115)	(5,619)
Deferred	596	3,775	338

Total income tax expense	(18,544)	(3,340)	(5,281)

Net income (loss) before cumulative effect of change in accounting principle and minority interest	$(69,123)	$(96,480)	$16,900

Cumulative effect of change in accounting principle	—	—	(373)
Minority interest	(8)	8	—

Net income (loss)	$(69,131)	$(96,472)	$16,527

Cumulative convertible preferred stock dividends	(105)	(99)	(105)

Net income (loss) attributable to common stockholders	(69,236)	(96,571)	16,422

Foreign currency translation adjustment	(8,485)	(9,671)	10,951

Total comprehensive income (loss)	$(77,721)	$(106,242)	$27,373

See accompanying notes to Consolidated Financial Statements.

HUNGARIAN TELEPHONE AND CABLE CORP. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands, except share and per share data)

	2008	2007	2006
Basic net income (loss) per common share:

Prior to cumulative impact of change in accounting principle	$(4.22)	$(6.23)	$1.31

Cumulative effect of change in accounting principle	$—	$—	$(0.03)

	$(4.22)	$(6.23)	$1.28

Diluted net income (loss) per common share:

Prior to cumulative impact of change in accounting principle	$(4.22)	$(6.23)	$1.06

Cumulative effect of change in accounting principle	$—	$—	$(0.02)

	$(4.22)	$(6.23)	$1.04

Weighted average number of common shares outstanding:

Basic	16,422,390	15,495,764	12,810,084

Diluted	16,422,390	15,495,764	15,936,296

See accompanying notes to Consolidated Financial Statements.

HUNGARIAN TELEPHONE AND CABLE CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (Deficit)

Years ended December 31, 2008, 2007 and 2006

(In thousands, except share data)

	Shares	Common Stock	Preferred Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity (Deficit)
Balances at December 31, 2005	12,796,461	$14	—	$147,581	$(108,149)	$15,085	$54,531

Stock based compensation		—	—	(7,564)	—	—	(7,564)

Common stock granted to directors	6,000	—	—	91	—	—	91

Net settlement of stock option exercise	10,204	—	—	(109)	—	—	(109)

Cumulative convertible preferred stock dividends		—	—	—	(105)	—	(105)

Net income (loss)		—	—	—	16,527	—	16,527

Foreign currency translation adjustment		—	—	—	—	10,951	10,951

Balances at December 31, 2006	12,812,665	$14	—	$139,999	$(91,727)	$26,036	$74,322

Conversion of notes to equity	2,500,000	—	—	53,125	—	—	53,125

Stock based compensation	6,500	—	—	139	—	—	139

Net settlement of stock option exercise	152,785	1	—	—	—	—	1

Cancellation of Director’s options	—	—	—	(250)	—	—	(250)

Cumulative convertible preferred stock dividends		—	—	—	(99)	—	(99)

Net income (loss)		—	—	—	(96,472)	—	(96,472)

Foreign currency translation adjustment		—	—	—	—	(9,671)	(9,671)

Balances at December 31, 2007	15,471,950	$15	—	$193,013	$(188,298)	$16,365	$21,095

Stock based compensation	9,233	—	—	—	—	—	—

Common stock granted to directors	6,000	—	—	—	—	—	—

Cumulative convertible preferred stock dividends	—	—	—	—	(105)	—	(105)

Net income (loss)	—	—	—	—	(69,131)	—	(69,131)

Foreign currency translation adjustment	—	—	—	—	—	(8,485)	(8,485)

Balances at December 31, 2008	15,487,183	$15	—	$193,013	$(257,534)	$7,880	$(56,626)

See accompanying notes to Consolidated Financial Statements.

HUNGARIAN TELEPHONE AND CABLE CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2008, 2007 and 2006

(In thousands)

	2008	2007	2006
Net income (loss)	(69,131)	(96,472)	16,527

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation of property, plant and equipment	91,260	62,015	23,186
Amortization of intangibles	37,580	16,988	2,951
Unrealized foreign currency (gain) loss	30,784	9,671	59
Gain on sale of fixed assets	(2,221)	(669)	(3,553)
Fair value changes in derivative financial instruments	(3,762)	54,031	(2,275)
Fair value changes in warrants	—	15,075	(3,300)
Other (income) expenses	4,892	3,911	863
Non-cash interest expense	28,501	25,699	3,203
Deferred taxes	(596)	(3,775)	(338)
Stock based compensation	(3,944)	(1,319)	(249)

Changes in operating assets and liabilities:
Accounts receivable	20,789	(3,471)	4,064
Accounts payable and accruals	1,700	17,360	(262)
Other assets and liabilities	638	5,726	3,722

Net cash provided by operating activities	$136,490	104,770	44,598

Cash flows from investing activities:

Acquisition of telecommunications network equipment and other intangibles	(115,093)	(65,741)	(23,590)
Acquisition of subsidiaries, net of cash acquired	(32,154)	(107,137)	—
Proceeds from sale of assets	5,251	1,269	5,116
Settlement of derivative financial instruments	(13,218)	(18,054)	—
Other	—	—	(2)

Net cash used in investing activities	(155,214)	(189,663)	(18,476)

Cash flows from financing activities:

Repayments of long-term debt	(100,381)	(188,773)	(23,960)
Proceeds from new long-term debt borrowings	160,971	280,780	—
Deferred financing costs paid	(9,838)	(18,846)	—
Principal payments under capital lease obligations	(7,544)	(489)	(394)
Restricted cash	—	11,850	—

Net cash provided by (used in) financing activities	43,208	84,522	(24,354)

Effect of foreign exchange rate changes on cash	(5,084)	2,474	1,943

Net increase (decrease) in cash and cash equivalents	19,400	2,103	3,711

Cash and cash equivalents at beginning of year	20,897	18,794	15,083

Cash and cash equivalents at end of year	$40,297	$20,897	$18,794

See accompanying notes to Consolidated Financial Statements.

(1)	Description of Business and Summary of Significant Accounting Policies

(a)	Description of Business

Hungarian Telephone and Cable Corp. (“HTCC”, and together with its subsidiaries, the “Company”) was incorporated in Delaware in 1992 to own and manage telecommunications companies in Hungary. TDC A/S (“TDC”) owned 64% of HTCC as of December 31, 2008. Unless the context requires otherwise, references in this report to the “Company”, “we”, “us” and “our” refer to Hungarian Telephone and Cable Corp. and its consolidated subsidiaries (or, as the content requires, Invitel Holdings A/S, as successor to HTCC and its consolidated subsidiaries).

On February 26, 2009 we completed a reorganization pursuant to which HTCC effectively changed its place of incorporation from Delaware to Denmark by merging HTCC with and into a wholly owned subsidiary of Invitel Holdings A/S (“Invitel Holdings”), a newly formed company in Denmark that we created for the purpose of the reorganization. Each share of HTCC was converted into the right to receive one American Depositary Share of Invitel Holdings. After completion of the reorganization, Invitel Holdings and its subsidiaries continue to conduct the business formerly conducted by HTCC and its subsidiaries. See Note 20 “Subsequent Events”.

The Company’s principal operating subsidiaries are Invitel Tavkozlesi ZRt. (“Invitel”), Invitel International Hungary Kft. (“Invitel International Hungary”), Invitel Telecom Kft. (“Tele2 Hungary”), Euroweb Romania S.A. (“Euroweb Romania”), Invitel International AG and its subsidiaries (“Invitel International” or “Memorex”; we acquired Memorex Telex Communications A.G. and renamed it Invitel International A.G.), and Invitel Technocom Kft. (“Invitel Technocom”).

Our current business is a result of the recent combination of Invitel, Invitel International and Tele2 Hungary with our existing business. Today, we are the second largest fixed line telecommunications services provider in Hungary and the incumbent provider of fixed line telecommunications services to residential and business customers in our 14 historical concession areas, where we have a dominant market share. We are also the number one alternative fixed line operator outside our historical concession areas. In addition to our Hungarian business, we are a provider of wholesale data and capacity services as well as voice transit services throughout Central and South Eastern Europe.

On April 27, 2007, we acquired Invitel for a total consideration, including the assumption of net indebtedness on closing, of EUR 470 million (approximately $639 million at closing). Invitel was the second largest fixed line telecommunications services provider in Hungary and the incumbent provider of fixed line telecommunications services in nine historical concession areas while we were the third largest fixed line telecommunications services provider in Hungary and the incumbent provider of fixed line telecommunications services in five historical concession areas.

We were providing and marketing services in Hungary through our Hungarian subsidiaries Hungarotel (merged into Invitel), PanTel (merged into Invitel) and PanTel Technocom (renamed Invitel Technocom) and internationally through PanTel, while Invitel was providing and marketing services in Hungary through Invitel and Euroweb Hungary (merged into Invitel) and internationally through Invitel. Invitel was also providing and marketing Internet and data services to business customers in Romania through its Romanian subsidiary, Euroweb Romania. Following the Invitel Acquisition, we decided to market all of our products and services under a single unified brand name – Invitel (except in Romania, where we maintained the Euroweb brand).

On October 18, 2007, we purchased the Hungarian business of Tele2, the Swedish-based alternative telecom operator by purchasing the entire equity interest in Tele2’s Hungarian subsidiary (“Tele2 Hungary”) for EUR 4 million in cash (approximately $5.6 million at closing). Tele2 Hungary (subsequently renamed Invitel Telecom Kft.) provides Carrier Selection and Carrier Pre-Selection fixed line telecommunications services to the Mass Market as a reseller using the network facilities of other operators pursuant to regulated resale agreements.

On March 5, 2008, we acquired 95.7% of the outstanding equity in Austrian-based Memorex Telex Communication AG (the “Memorex Acquisition”). On August 28, 2008 we also acquired the remaining 4.3% of Memorex from the minority shareholders in Memorex, which gives us 100% ownership of the equity in Memorex. The total purchase consideration for Memorex (subsequently renamed Invitel International AG) was EUR 103.6 million (approximately $157.3 million at closing) including the assumption of debt and transaction costs and other directly related expenses. Memorex provided wholesale data and capacity services to leading global telecommunications providers and Internet companies between a number of countries in the region including Austria, Bulgaria, the Czech Republic, Italy, Romania, Slovakia, Turkey, and Ukraine.

(b)	Principles of Consolidation and the Use of Estimates

The consolidated financial statements include the financial statements of HTCC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company uses the equity method of accounting for its investment in, and earnings of, affiliates that it does not control but over which it exerts significant influence.

HTCC also evaluates its consolidation of entities under Financial Accounting Standards Board (FASB) Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires management to evaluate whether an entity or interest is a variable interest entity and whether HTCC is the primary beneficiary. Consolidation is required if both of these criteria are met. HTCC does not have any variable interest entities requiring consolidation.

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions. These estimates and assumptions affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

(d)	Revenue Recognition

Revenue is primarily earned from providing access to and usage of our networks and facilities. Access revenue is billed one month in advance and recognized the following month when earned. Revenue based on measured traffic is recognized when the service is rendered.

We recognize revenue in the following market segments:

Mass Market Voice. The revenue generated from the fixed line voice and voice-related services provided to Mass Market customers within our historical concession areas and outside our historical concession areas in Hungary. Mass Market Voice revenue comprises monthly fees charged for accessing our network, time based fixed-to-mobile, local, long distance and international call charges, interconnect charges on calls terminated in our network, monthly fees for value added services, subsidies, one-time connection and new service fees, as well as monthly fees for packages with built-in call minutes.

Mass Market Internet. The revenue generated from dial-up and DSL Internet connections provided to Mass Market customers in Hungary both inside and outside our historical concession areas. Mass Market Internet revenue comprises dial-up revenue, which is generated through a combination of time based and access fees, and DSL revenue, which is generated through a variety of monthly packages.

Business. The revenue generated from the fixed line voice, data and Internet services provided to business, government and other institutional customers nationwide. Business revenue comprises access charges, monthly fees, time based fixed-to-mobile, local, long distance and international call charges, interconnect charges on calls terminated in our network, monthly fees for value added services, Internet access packages and regular data transmission services. In addition, Business revenue includes revenue from leased line, Internet and data transmission services which is comprised of fixed monthly rental fees based on the capacity/bandwidth of the service and the distance between the endpoints of the customers.

Wholesale. The revenue generated from voice and data services is provided on a wholesale basis to resellers to use our excess network capacity. Wholesale revenue comprises rental payments for high bandwidth leased line services, which are based on the bandwidth of the service and the distance between the endpoints of the customers, and voice transit charges from other Hungarian and international telecommunications service providers, which are based on the number of minutes transited.

Revenue from connection fees is deferred over the term of the related contract. Leased line and data transmission revenue is recognized in the period of usage. Revenue from prepaid call services is deferred when the prepaid package is sold to the customer and is recognized when calls are made.

Subscriber acquisition costs are fees paid to our internal sales force and fees paid to third party sales agents. We capitalize subscriber acquisition costs that relate to fixed term subscriber contracts. Such capitalized subscriber acquisition costs are amortized over the period of the related subscriber contracts.

(e)	Cost of Sales

Our cost of sales is comprised of interconnect charges, access type charges, sales commissions and other cost of sales. Interconnect charges are paid to other fixed line and mobile operators to transport and terminate calls from our customers. Access type charges are paid to incumbent fixed line operators for the setting of Carrier Selection and Carrier Pre-Selection services and access costs for leased lines. Depreciation and amortization is a separate line item in our Consolidated Statement of Operations and Comprehensive Income (Loss).

(f)	Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from customers’ or carriers’ failure to make payments on amounts due to us. These estimates are based on a number of factors including: 1) historical experience; 2) aging of trade accounts receivable; 3) amounts disputed and the nature of the dispute; 4) bankruptcy; 5) general economic, industry or business information; and 6) specific information that we obtain on the financial condition and current credit worthiness of customers or carriers.

All receivables fall due within one year, except that long overdue receivables, which are overdue by more than one year, are carried in the accounts receivable balance in the amount of $14,613,000 and $12,995,000 at December 31, 2008 and 2007, respectively, as the current Hungarian legislation places restrictions on the write off of receivables as a tax-deductible expense until sufficient proof exists for the receivable to be cleared from the accounts.

(g)	Foreign Currency Translation

We use the Hungarian forint (“HUF”) as the functional currency for our Hungarian subsidiaries. Our Hungarian subsidiaries’ assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated into U.S. dollars using the average exchange rates prevailing throughout the period. Euro denominated debt and other assets and liabilities originally denominated in currencies other than the HUF are re-measured into HUF with a corresponding charge to earnings as exchange gains (losses). The effects of exchange rate fluctuations on translating HUF assets and liabilities into U.S. dollars are included in accumulated other comprehensive income in stockholders’ equity (deficit).

We use the euro (“EUR”) as the functional currency of Invitel International and its subsidiaries. Accordingly, foreign currency assets and liabilities of Invitel International’s subsidiaries are translated into EUR using the exchange rates in effect at the balance sheet date. Results of operations are translated into EUR using the average exchange rates prevailing throughout the period. The effects of exchange rate fluctuations on translating the local currency assets and liabilities of Invitel International’s subsidiaries into EUR are accumulated as part of foreign exchange gains (losses) in the consolidated statement of operations. The effects of exchange rate fluctuations on translating EUR assets and liabilities into U.S. dollars are included in accumulated in other comprehensive income in stockholders’ equity (deficit).

The translation of the subsidiaries’ HUF denominated balance sheets into U.S. dollars as of December 31, 2008, has been affected by the weakening of the HUF against the U.S. dollar from 172.61 as of December 31, 2007 to 187.91 as of December 31, 2008. The

average HUF/U.S. dollar exchange rates used for the translation of the subsidiaries’ HUF denominated statements of operations into U.S. dollars for the years ended December 31, 2008, 2007 and 2006 were 171.80 183.83 and 210.39, respectively.

The translation of the subsidiaries’ EUR denominated balance sheets into U.S. dollars as of December 31, 2008, has been affected by the weakening of the EUR against the U.S. dollar from 1.47 as of December 31, 2007 to 1.41 as of December 31, 2008. The average EUR/U.S. dollar exchange rates used for the translation of the subsidiaries’ EUR denominated statements of operations into U.S. dollars for the years ended December 31, 2008, 2007 and 2006 were 1.46, 1.37 and 1.26, respectively.

(h)	Advertising and Marketing Costs

We expense advertising and marketing costs as they incur.

(i)	Cash and Cash Equivalents

We consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(j)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

The costs of additions and substantial improvements to property, plant and equipment are capitalized. The costs of maintenance and repairs of property, plant and equipment are charged to operating expenses.

Plant and equipment under capital leases are initially stated at the present value of minimum lease payments and subsequently amortized over the shorter of their useful lives or the lease term.

The estimated useful lives of property, plant and equipment are as follows:

Land and buildings	25 to 50 years
Telecommunications equipment	3 to 25 years
Other equipment	3 to 7 years

We evaluate the carrying value of items of property, plant and equipment to be held and used whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying value of an item of property, plant and equipment is considered impaired when the projected undiscounted future cash flows related to the asset are less than its carrying value. We measure impairment based on the amount by which the carrying value of the respective asset exceeds its fair value. Fair value is determined primarily using the projected future cash flows discounted at a rate commensurate with the risk involved. Losses on property, plant and equipment to be disposed of are determined in a similar manner, except that fair values are reduced for the estimated costs of disposal.

(k)	Goodwill and Indefinite-Lived Intangible Assets

Goodwill is calculated as the amount of the fair value of the purchase price paid over the fair value of the net assets acquired in a business combination. The fair values of the assets are determined using different valuation techniques depending on the nature of the assets. Goodwill is allocated to reporting units, which are defined as either an operating segment or one level below an operating segment. We have ten reporting units.

Goodwill and indefinite-lived intangible assets are not amortized but rather tested at least annually for impairment.

During 2008, 2007 and 2006 we performed the required annual impairment test with respect to goodwill at the reporting unit level. The first step of this test requires us to compare the carrying value of any reporting unit that has goodwill to the estimated fair value of the reporting unit. We use a discounted cash flow model (“DCF model”) to estimate the fair value of the reporting unit. A number of estimates and assumptions are involved in the application of the DCF model, such as sales volumes, prices, working capital changes and discount rates. Cash flow forecast are based on approved business plans for the operating segments. If the current fair value is less than the carrying value, then we will perform the second step of the impairment test. This second step requires us to measure the excess of the recorded goodwill over the current implied value of the goodwill, and to record any excess as impairment. Based upon the results, we concluded that there was no impairment of the carrying value of goodwill or indefinite-lived intangible assets reported in our financial statements for the years ended December 31, 2008, 2007 and 2006.

(l)	Other Intangible Assets

Other intangible assets that have finite useful lives (whether or not acquired in a business combination) are amortized over their estimated useful lives. Other intangible assets, all of which have finite lives, consist of concession rights, software, property rights, capitalized subscriber acquisition costs and other intangible assets. Property rights include rights of use and rights of way. The rights of way allow us to operate our country-wide telecommunications network along the railroad tracks owned by the Hungarian National Railway (“MAV”). Rights of use refer to the rights to use networks owned by third parties.

The estimated useful lives of other intangible assets are as follows:

Customer relationships	16 years
Trademark	Indefinite
Concession rights	2 years remaining
Property rights	1-43 years
Software	1 to 3 years
Other	1 to 4 years

As of January 1, 2008, we completed a review of the estimated amortization period of our concession rights. As a result of this review, we reduced the remaining useful life of concession rights from 12 years to 3 years. The change of useful life of concession rights qualifies as a change in an accounting estimate and accordingly is accounted for prospectively from January 1, 2008. The effect of this change was $970,000 or $0.06 per share.

We evaluate the carrying value of other intangible assets to be held and used whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying value of an intangible asset is considered impaired when the projected undiscounted future cash flows related to the asset are less than its carrying value. We measure impairment based on the amount by which the carrying value of the respective asset exceeds its fair value. Fair value is determined primarily using the projected future cash flows discounted at a rate commensurate with the risk involved. Losses on intangible assets to be disposed of are determined in a similar manner, except that fair values are reduced for the estimated costs of disposal.

(m)	Stock Based Compensation

We had three equity compensation plans as of December 31, 2008: the stock option plan that was adopted by our Board of Directors in April 1992, which was amended and renamed upon the approval of our stockholders in 2002 (the “2002 Plan”); the Non-Employee Director Stock Option Plan (the “Directors’ Plan”) which was established by our Board of Directors in 1997; and the 2004 Long-Term Incentive Plan (the “2004 Plan”) which was approved by our stockholders in 2004.

As of December 31, 2008, we had outstanding options to purchase 80,000 shares of common stock issued from the 2002 Plan; outstanding options to purchase 85,000 shares of common stock issued from the Directors’ Plan; and outstanding options to purchase 410,000 shares of common stock under the 2004 Plan.

Upon the approval of the 2004 Plan, we agreed not to issue any more options from either the 2002 Plan or the Directors’ Plan. The 2004 Plan authorized 1,000,000 shares of common stock for awards. In addition to such 1,000,000 shares, the 2004 Plan includes any shares of common stock that remained available for issuance under the 2002 Plan and the Directors’ Plan as of the date the 2004 Plan was approved by our stockholders. As of the adoption of the 2004 Plan, 424,410 shares of common stock which were then available for issuance under the 2002 Plan were rolled over and available for issuance under the 2004 Plan and 88,716 shares of common stock which were then available for issuance under the Directors’ Plan were rolled over and available for issuance under the 2004 Plan. In addition, any shares of common stock subject to awards outstanding under the 2002 Plan or the Directors’ Plan at the time of the adoption of the 2004 Plan which subsequently lapse, expire or otherwise terminate without the issuance of such shares of common stock are also available for awards under the 2004 Plan.

Stock options from the 2004 Plan may be either “incentive stock options” under Section 422 of the U.S. Internal Revenue Code or options not intended to qualify as incentive stock options (“nonqualified options”). The term of an option could not exceed ten years from the date of grant. All options must have an exercise price that is not less than the fair market value of a share of common stock on the date of grant. Upon exercise of an option, the participant could have paid the option price in cash, by delivering shares of common stock to the Company or by having the Company withhold shares otherwise deliverable to the participant upon exercise (“net exercise”). An option may also be exercised through a “cashless exercise” procedure involving a broker or dealer. The net exercise feature resulted in “variable” accounting under the previous accounting rules.

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123R”). SFAS 123R requires the measurement and recognition of compensation expense based on the fair value of the employee stock based awards issued. Compensation expense for awards and related tax effects are recognized as they vest. We adopted SFAS 123R using the modified prospective transition method. Under this transition method, compensation cost recognized effective January 1, 2006 includes: (1) compensation cost for all share based awards granted prior to, but not yet vested as of, January 1, 2006 based on the original measure of the grant date fair value method under the provisions of SFAS 123 for pro-forma disclosure; and (2) compensation cost for all share-based awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for periods prior to the adoption of the new standard were not restated at the time of transition.

In addition, awards previously treated as “variable awards” are classified as “liability awards” under the new standard and are subject to revaluation each period, with a corresponding adjustment in earnings for changes in the fair value of outstanding awards.

For the year ended December 31, 2008, we recognized a compensation benefit of $3,943,710 related to stock options according to SFAS 123R. For the year ended December 31, 2007, we recognized a compensation benefit of $1,319,000 related to stock options according to SFAS 123R. For the year ended December 31, 2006, we recognized $373,000 of compensation expense related to the adoption of SFAS 123R as a cumulative effect of a change in accounting principle, and a decrease in compensation expense of $1,207,000 relating to the revaluation of outstanding option awards under FAS 123R.

Upon the adoption of SFAS 123R, expected volatility was based on historical volatilities. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected option life assumed at the date of grant. The expected term was calculated based on historical experience and represents the time period options actually remained outstanding. We have estimated zero forfeitures based on historical experience and the limited number of option holders.

The weighted average assumptions used in the Black-Scholes option-pricing model are as follows:

	2008	2007	2006
Dividend yield	0%	0%	0%
Risk free rate	1.49%	3.46%	4.46%
Expected option life (years)	5	6	10
Volatility	52.6%	34.8%	38.0%

(n)	Income Taxes

Income tax expense comprises current and deferred taxes. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected corporate income tax and Hungarian local business tax payable on taxable income for the year, using tax rates enacted at the balance sheet date and any adjustment to tax payable in respect of previous years.

We account for income taxes under the asset and liability method. We adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007. In accordance with FIN 48, we provide deferred income taxes for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax basis of assets and liabilities computed pursuant to FIN 48. Under FIN 48, the tax basis of assets and liabilities are based on amounts that meet the FIN 48 recognition threshold and are measured pursuant to the measurement requirements of FIN 48. Interests and penalties associated with income tax are included in current tax expense.

Deferred tax assets and liabilities, net of valuation allowances, are recognized for the future tax consequences attributable to operating loss and tax credit carry-forwards, and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

(o)	Fair Value of Financial Instruments

Our financial instruments include cash, receivables, derivative financial instruments and short- and long-term debt. The carrying amounts of cash, receivables, and short-term debt approximate fair value due to the short-term nature of these instruments. The fair value of long-term debt approximates its carrying value as most of our debt carries a floating interest rate.

We adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) effective January 1, 2008. SFAS 157 states that fair value is an exit price, representing the amount that would be received for selling an asset or paid when transferring a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (i) Level 1 observable inputs such as quoted prices in active markets; (ii) Level 2 inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (iii) Level 3 unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

(p)	Derivative Financial Instruments

We account for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended, which requires that all derivative instruments be recorded on the balance sheet as either assets or liabilities and be measured at their respective fair values. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated as a hedge and if so, the type of hedge and its effectiveness as a hedge.

We engage in foreign currency and interest rate hedging activities to reduce the risk that changes in currency exchange rates and interest rates will adversely affect the eventual net cash flows resulting from our debt obligations.

We do not enter into financial instruments for trading or speculative purposes. However the derivative instruments we use are not designated as hedges under SFAS 133 for accounting purposes and, as such, are referred to as undesignated hedges. Changes in the fair value of undesignated hedges are therefore recorded in current period earnings as a gain or loss on derivative instruments.

In the ordinary course of business, we enter into contractual arrangements with other telecommunications service providers to provide and receive telephone services, and for other services such as the lease of office space. Certain of these arrangements are denominated in currencies other than the functional currency of either party, and are required to be accounted for separately from the host contract as derivatives at fair value. Changes in fair value of such derivatives are accounted for as a gain or loss on derivative instruments.

We usually enter into derivative financial instruments based on industry standard master agreements. When such master agreements allow the netting of receivables and payables related to different derivative transactions, we offset the negative and positive fair values in the balance sheet outstanding with respect to contracts with the same counterparty.

We did not have any financial instruments designated as hedges under SFAS 133 for the years ended December 31, 2008, 2007 and 2006.

(q)	Earnings per Share

Basic earnings per share (“basic EPS”) is computed by dividing income attributable to common stockholders by the weighted average number of common shares outstanding for the period. The computation of diluted EPS is similar to the computation of basic EPS, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, and the conversion of convertible preferred stock, where dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and preferred securities were converted and the proceeds were used to acquire shares of common stock at the average market price during the reporting period, except with respect to warrants that can be exercised through the tender of notes where the warrant holder has no economic advantage to tender in cash. For warrants that can be exercised through the surrender of notes, exercise is assumed through such surrender provided that exercise in cash is not more advantageous to the warrant holder and the numerator of the diluted earnings per share computation is adjusted by interest on the debt and fair value changes in the warrant (net of tax).

The following is the reconciliation from basic earnings per share to diluted earnings per share for each of the years ended December 31, 2008, 2007 and 2006:

($ in thousands, except share data)	2008	2007	2006
Net income (loss) before cumulative effect of change in accounting principle after minority interest	$(69,131)	$(96,472)	$16,900

Cumulative effect of change in accounting principle (A)	$—	$—	$(373)
Net income (loss) (B)	$(69,131)	$(96,472)	$16,527

Preferred stock dividends (C)	$(105)	(99)	(105)

Net income (loss) attributable to common stockholders (D)	$(69,236)	$(96,571)	$16,422

Determination of shares:
Weighted average common shares outstanding – basic (E)	16,422,390	15,495,764	12,810,084

Assumed conversion of dilutive stock options and cumulative convertible preferred stock	—	—	3,126,212

Weighted average common shares outstanding – diluted (F)	16,422,390	15,495,764	15,936,296

Basic net income (loss) per common share:
Prior to cumulative effect of change in accounting principle ((D+A)/E)	$(4.22)	$(6.23)	$1.31
Cumulative effect of change in accounting principle (A/E)	$—	$—	$(0.03)
	$(4.22)	$(6.23)	$1.28

Diluted net income (loss) per common share:
Prior to cumulative effect of change in accounting principle ((B+A)/F)	$(4.22)	$(6.23)	$1.06
Cumulative effect of change in accounting principle (A/F)	$—	$—	$(0.02)
	$(4.22)	$(6.23)	$1.04

Included in weighted average common shares outstanding are 938,550 redeemable equity securities issued to certain members of management in connection with the Invitel Acquisition.

For the years ended December 31, 2008, 2007 and 2006 common stock equivalents, options and convertible preferred stock of 488,072, 572,017 and 55,000, respectively, were excluded from the computation of diluted earnings per share since the effects of inclusion would have been anti-dilutive.

(r)	Recently Adopted Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in GAAP, and enhances disclosures about fair value measurements. SFAS 157 applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. In February 2008 the FASB issued a Staff Position that delays the effective date of SFAS 157. Delayed application of SFAS 157 is permitted for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We adopted SFAS 157 as of January 1, 2008 for financial assets and liabilities. The adoption of SFAS 157 has not had a material effect on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis. SFAS 159 applies to all reporting entities and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We adopted SFAS 159 as of January 1, 2008. The adoption of SFAS 159 has not had a material effect on our financial position or results of operations as management did not elect the fair value option for any other financial instruments or certain other assets and liabilities.

In October, 2008 the FASB issued FASB Staff Position statement No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”). This standard clarifies the application of FASB statement No.157, Fair Value Measurements and illustrates key considerations in determining the fair value of a financial asset when a market is not active. FSP FAS 157-3 became effective upon issuance with revisions resulting from its application to be accounted for as a change in accounting estimate in accordance with SFAS Statement No. 154, Accounting Changes and Error Corrections. The adoption of FSP FAS 157-3 has not had a material effect on our financial position or results of operations.

(s)	Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 Revised, “Business Combinations” (“SFAS 141R”), which replaces SFAS No. 141, “Business Combinations” (“SFAS 141”). SFAS 141R establishes principles and requirements for measurement of identifiable assets and liabilities in a business combination and the measurement and recognition of goodwill acquired in the business combination or a gain from a bargain purchase. The standard also determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R requires transaction costs to be expensed as incurred, rather than capitalizing such costs as part of the aggregate cost of the acquisition, recording contingent consideration at fair value with subsequent adjustments to income and reduction in valuation allowances on deferred taxes in income rather than goodwill. The impact of the adoption of SFAS 141R will depend on the nature and timing of our future acquisitions.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (“SFAS 160”), which we will adopt on January 1, 2009. SFAS 160 will significantly change the accounting and reporting related to a non-controlling interest in a subsidiary. After adoption, non-controlling interests will be classified as shareholders’ equity, a change from its current classification between liabilities and shareholders’ equity. Earnings attributable to minority interests will be included in net income, although such earnings will continue to be deducted to measure earnings per share. Purchases and sales of minority interests will be reported in equity. We do not expect that the adoption of SFAS 160 will have a material impact on our financial statements.

In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 changes disclosure requirements for derivative instruments and hedging activities. SFAS 161 requires enhanced disclosures about (a) how and why derivative instruments are used, (b) how derivative and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently assessing the impact of SFAS 161.

(2)	Acquisitions

Acquisition of Matel Holdings N.V.

On April 27, 2007, pursuant to a Sale and Purchase Agreement that we entered into with Invitel Holdings N.V. on January 8, 2007, we completed our acquisition of 100% of the issued ordinary shares of Matel Holdings and thus 99.98% of the outstanding shares of Invitel (the “Invitel Acquisition”).

The primary reason for the Invitel Acquisition was that this business combination significantly strengthened our position as the second largest fixed line telecommunications service provider and the number one alternative fixed line operator in Hungary. The Invitel Acquisition provided us with a larger customer base, a more extensive backbone network and enables us to benefit from Invitel’s and our combined 14 geographically clustered historical concession areas. The business combination also provides us with a more substantial platform from which to take advantage of key potential service development opportunities and any further market consolidation. The combined business will also benefit from a greater diversity in its sources of revenue, which will make us less susceptible to market pressures in any single market.

The purchase price, including the assumption of net indebtedness, was EUR 470 million. We used a discounted cash flow methodology and comparable trading multiples in determining the purchase price.

The purchase price was increased by transaction and other directly related expenses. The total purchase consideration of EUR 479 million included: (i) the payment of cash in the amount of EUR 71 million (approximately $96 million at closing), (ii) 938,550 shares issued by HTCC at a fair value of EUR 11 million (approximately $15 million at closing), (iii) transaction costs and other directly related expenses of EUR 11 million (approximately $15 million at closing) and (iv) net debt assumed of EUR 389 million (approximately $525 million at closing, the “Assumed Net Debt”). The Assumed Net Debt consists primarily of (a) EUR 133 million in aggregate principal amount and accrued interest of floating rate senior PIK notes due 2013 (the “2006 PIK Notes”), (b) EUR 145 million in aggregate principal amount of 10  3/4% Senior Notes due 2012 (the “2004 Notes”), and (c) a Facilities Agreement in the amount of EUR 116 million, which was amended and restated in connection with the Invitel Acquisition (the “Amended Facilities Agreement”) less cash and cash equivalents on closing.

The Invitel Acquisition was financed by: (i) the issuance on April 27, 2007 of Floating Rate Senior Notes, due 2013, for an amount of EUR 200 million (the “2007 Notes”), which proceeds were used to pay part of the Invitel Acquisition consideration and to refinance our existing Credit Facility, and (ii) the issuance of 938,550 shares of our common stock to certain members of Invitel’s management team, which was included as part of the purchase price. In order to clarify the rights of the creditors under the various debt instruments, part of the HTCC Holdco II B.V., Matel Holdings and various creditors and certain other parties also entered into an amended and restated Intercreditor Agreement (the “Intercreditor Agreement”).

Under the purchase method of accounting, and in accordance with SFAS 141, we were required to allocate the cost of the acquired business based on the estimated fair values of the assets acquired and liabilities assumed. We finalized the purchase price allocation and recorded $71 million in goodwill, which represents the excess of the purchase price over the fair value of the net assets acquired.

The following represents the final allocation of the purchase price paid for Matel Holdings based on the fair values of the acquired assets and assumed liabilities as of April 27, 2007:

April 27, 2007 (in thousands)
Current assets	$50,754
Property, plant and equipment	476,146
Intangible assets	132,921
Other non-current assets	13,174
Deferred tax	(28,721)
Current and non-current liabilities	(63,608)

Net assets acquired	$580,666

Purchase Price:
Long-term debt assumed	525,192
Cash	96,483
Shares issued	15,052
Transaction costs and other directly related expenses	14,865

Total purchase price	$651,592

Goodwill	$70,926

The following table presents the fair values of major components of the intangible assets acquired:

	April 27, 2007 (in thousands)	Weighted average amortization period
Customer relationships	$62,991	16 years
Trademark	27,038	indefinite
Homezone	2,030	4 years
3.5 GHz license	13,033	9 years
Right of ways	1,921	14 years
Software	16,893	4 years
Other intangible assets	9,015	3 years

Total intangible assets acquired:	$132,921

The closing of the transaction occurred on April 27, 2007 and the consolidated results of Matel Holdings for the eight months ended December 31, 2007 (and the balance sheet as at December 31, 2007) have been consolidated into our financial statements.

Acquisition of Tele2 Hungary

On October 18, 2007, we purchased the Hungarian business of Tele2, the Swedish-based alternative telecom operator by purchasing the entire equity interests in Tele2’s Hungarian subsidiary, Tele2 Magyarorszag Kft. (“Tele2 Hungary”). Tele2 Hungary (since renamed Invitel Telecom Kft.) provides Carrier Selection and Carrier Pre-Selection fixed line telecommunications services to Mass Market customers as a reseller using the network facilities of other operators pursuant to resale agreements.

The total purchase consideration for Tele2 Hungary was EUR 9.7 million (approximately $13.6 million at closing). The total purchase consideration of EUR 9.7 million included: (i) the payment of cash in the amount of EUR 4.0 million (approximately $5.6 million at closing); (ii) a net debt adjustment of EUR 5.0 million (approximately $7.0 million at closing); (iii) a net working capital adjustment of EUR 0.4 million (approximately $0.6 million at closing); and (iv) transaction costs and other directly related expenses of EUR 0.3 million (approximately $0.4 million at closing). We used a discounted cash flow methodology and comparable trading multiples in determining the purchase price.

The Tele2 Hungary Acquisition was financed by (i) our existing cash and (ii) the draw down of EUR 6.0 million (approximately $8.4 million at closing) from our Facilities Agreement.

Under the purchase method of accounting, and in accordance with SFAS 141, we were required to allocate the cost of the acquired business based on the estimated fair values of the assets acquired and liabilities assumed. The following represents the final allocation of the purchase price paid for Tele2 Hungary based on the fair values of the acquired assets and assumed liabilities as of October 18, 2007:

October 18, 2007 (in thousands)
Current assets	$11,400
Property, plant and equipment	166
Intangible assets	4,410
Deferred tax	1,317
Current and non-current liabilities	(3,742)

Net assets acquired	$13,551

Purchase Price:
Cash	5,609
Net indebtedness adjustment	6,949
Net working capital adjustment	589
Transaction costs and other directly related expenses	404

Total purchase price	$13,551

The following table presents the fair values of major components of the intangible assets acquired:

	October 18, 2007 (in thousands)	Weighted average amortization period
Customer relationships	$4,244	2 years
Property rights	162	0.5 years
Software	4	2 years

Total intangible assets acquired:	$4,410

The closing of the transaction occurred on October 18, 2007 and the consolidated results of Tele2 Hungary for the two months ended December 31, 2007 have been consolidated into our results for the fiscal year 2007.

Acquisition of Memorex

On March 5, 2008 we acquired 95.7% of the outstanding equity in Austrian-based Memorex Telex Communication AG (the “Memorex Acquisition”). The preliminary purchase consideration for Memorex was EUR 30.1 million (approximately $45.7 million) plus the assumption of debt and transaction costs and other directly related expenses. From the preliminary purchase price EUR 17.9 million (approximately $27.2 million) was paid in cash and the remaining EUR 12.2 million (approximately $18.4 million) was paid into escrow.

Invitel and the selling shareholders of Memorex entered into an Escrow Agreement to set aside a portion of the purchase price cash consideration to cover any breach of the selling shareholders’ warranties or covenants and to cover any indemnity claims that we might have against the selling shareholders under the purchase agreement. The Escrow Agreement governed the terms and conditions under which the Escrow Amount is released to the selling shareholders of Memorex. Following negotiations, we entered into a Settlement Agreement with the selling shareholders pursuant to which the Escrow Agent was directed to return EUR 11.2 million (approximately $17.1 million at closing foreign exchange rate) to us and the remaining EUR 0.9 million (approximately $1.3 million at closing foreign exchange rate) was paid out to the selling shareholders. We received our funds on July 11, 2008.

On August 28, 2008 we acquired the remaining 4.3% of Memorex from the minority shareholders in Memorex, which gave us 100% ownership of the equity in Memorex. The final purchase price for the Memorex minority interest was EUR 1.9 million (approximately $2.9 million at closing).

We refinanced a significant portion of Memorex’s debt at closing. We funded the Memorex Acquisition and the refinancing of the Memorex debt with a subordinated bridge loan facility, which was paid off as part of a refinancing completed on March 4, 2009 (see Note 20 “Subsequent Events”).

The primary reason for the Memorex Acquisition was that Memorex’s business is complementary to our existing regional wholesale data business. Memorex was a leading alternative telecommunications infrastructure and bandwidth provider in the Central and Eastern European region and had a diversified customer base.

Under the purchase method of accounting, and in accordance with SFAS 141, we were required to allocate the cost of the acquired business based on the estimated fair values of the assets acquired and liabilities assumed. The following represents our allocation of the purchase price paid for Memorex based on the estimated fair values of the acquired assets and liabilities assumed:

(in thousands)
Current assets	$25,187
Property, plant and equipment	137,205
Intangible assets	65,323
Current and non-current liabilities, net	(79,156)
Long term debt assumed	(115,178)

Net assets acquired	$33,381

Purchase Price:
Cash paid to shareholders	28,548
Cash paid for minority equity stake	1,219
Transaction costs and other directly related expenses	3,614

Total purchase price	$33,381

The following table presents the fair values of major components of the intangible assets acquired:

	(in thousands)	Weighted average amortization period
Concession rights and licences	$263	10 years
Customer relationships	21,411	14 years
Trademark	151	6 months
Property rights	30,663	16-20 years
Software	188	4 years
Vodafone contract	12,647	20 years

Total intangible assets acquired:	$65,323

The closing of the Memorex Acquisition occurred on March 5, 2008 and the consolidated results of Memorex from that date (and the balance sheet of Memorex as at December 31, 2008) were consolidated into our financial statements for the year ended December 31, 2008.

We recorded a severance provision of $1.9 million in the opening balance sheet of Memorex relating to our planned reorganization after the Memorex Acquisition. The reorganizatioin mostly related to the former senior management of Memorex. All severance was paid as of December 31, 2008.

The date of the Invitel acquisition was April 27, 2007, the date of the Tele2 Hungary acquisition was October 18, 2007 and the date of the Memorex Acquisition was March 5, 2008. The following table presents our unaudited summarized consolidated financial information, on a pro-forma basis, as though HTCC, Invitel, Tele2 Hungary and Memorex had been combined at the beginning of the respective periods:

	Year ended December 31,
	2008 Pro-forma (unaudited)	2007 Pro-forma (unaudited)
Revenue	$565,461	$554,141
Income from operations	78,553	51,286
Foreign exchange gains (losses), net	(25,373)	(160)
Interest expense	(118,811)	(108,656)
Net income (loss) attributable to common stockholders	(79,144)	(121,619)
Net income (loss) per basic share	$(4.82)	$(8.01)

The above unaudited pro-forma summarized combined financial information is intended for informational purposes only and is not indicative of the results of our operations had the acquisitions actually taken place at the beginning of the respective periods. The unaudited pro-forma summarized combined financial information does not include potential cost savings from operating efficiencies or synergies that may result from the acquisitions.

(3)	Cash and Cash Equivalents

At December 31, 2008, cash of $40,297,000 comprised the following: $172,000 on deposit in the United States, the equivalent of $179,000 on deposit in the Netherlands, the equivalent of $4,564,000 on deposit in Austria, the equivalent of $1,407,000 on deposit in Turkey, the equivalent of $1,266,000 on deposit in Romania, the equivalent of $1,587,000 on deposit in Serbia, Bulgaria, Czech Republic, Italy, Ukraine, Slovakia and Slovenia, and $31,122,000 on deposit with banks in Hungary, consisting of $135,000 denominated in U.S. dollars, the equivalent of $5,967,000 denominated in EUR and the equivalent of $25,020,000 denominated in HUF.

At December 31, 2007, cash of $20,897,000 comprised the following: $63,000 on deposit in the United States, the equivalent of $839,000 in the Netherlands, the equivalent of $1,446,000 on deposit in Serbia, Bulgaria, Romania, Slovakia and Slovenia, and $18,549,000 on deposit with banks in Hungary, consisting of $110,000 denominated in U.S. dollars, the equivalent of $2,888,000 denominated in EUR and the equivalent of $15,551,000 denominated in HUF.

(4)	Property, Plant and Equipment

The components of property, plant and equipment at December 31, 2008 and 2007 were as follows:

	2008	2007
	(in thousands)
Land and buildings	$14,578	$9,444
Telecommunications equipment	968,051	846,614
Other equipment	20,297	17,919
Construction in progress	24,221	33,598

	1,027,147	907,575
Less: accumulated depreciation
Land and buildings	$(1,020)	$(1,175)
Telecommunications equipment	(244,498)	(205,944)
Other equipment	(12,334)	(8,971)

	(257,852)	(216,090)

Property, plant and equipment, net	$769,295	$691,485

(5)	Intangible Assets

The components of intangible assets at December 31, 2008 and 2007 were as follows:

	2008	2007
	(in thousands)
Customer relationships	$88,736	$70,383
Trademark	26,199	28,357
Concession rights	7,743	8,119
Property rights	109,848	92,529
Software	30,440	24,982
Other	28,130	7,637

	291,096	232,007
Less: accumulated amortization and impairment losses
Customer relationships	$(11,028)	$(3,507)
Concession rights	(5,081)	(4,214)
Property rights	(16,030)	(13,486)
Software	(13,898)	(8,690)
Other	(10,327)	(1,162)

	(56,364)	(31,059)

Intangible assets, net	$234,732	$200,948

Aggregate amortization expense for amortizing intangible assets were $36,956,000, $16,988,000 and $2,951,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

During the year ended December 31, 2008 we recorded an impairment of $7.1 million relating to the write off of billing system software costs as the project was discontinued.

Estimated amortization expenses for the next five years, at December 31, 2008 exchange rates are as follows: $10,514,000 in 2009, $7,805,000 in 2010, $8,573,000 in 2011, $6,651,000 in 2012 and $6,159,000 in 2013.

(6)	Goodwill

The carrying amount of goodwill has changed during the year ended December 31, 2008 as follows:

(in thousands)
Goodwill as of December 31, 2007	$81,534
Foreign exchange difference on goodwill	(3,341)

Goodwill as of December 31, 2008	$78,193

The carrying amount of goodwill by segment as of December 31, 2008 and 2007 were as follows:

	2008	2007
	(in thousands)
Mass Market Voice	$26,344	$27,522
Mass Market Internet	10,774	11,256
Business	24,819	25,929
Wholesale	16,256	16,827

Total goodwill	$78,193	$81,534

(7)	Short and Long-term Debt

Long-term debt at December 31, 2008 and 2007 consisted of the following:

	2008	2007
	(in thousands)
Short-term:
Memorex Turkey Loan	$13,629	$—
Facilities Agreement	40,750	37,114

Total short-term portion of long-term debt	$54,379	$37,114

Long-term:
Memorex Austria Loan	15,500	—
Bridge Loan	140,908	—
Facilities Agreement	76,225	107,907
2007 Notes	281,815	293,552
2006 PIK Notes	224,142	204,566
2004 Notes	198,900	206,840

Total long-term debt	$937,490	$812,865

In connection with the Invitel Acquisition on April 27, 2007, we completed the issuance of EUR 200 million aggregate principal amount of floating rate senior notes maturing in 2013 (the “2007 Notes”), the proceeds of which were used to partly finance the Invitel Acquisition and to refinance our existing bank credit facility. As part of the Invitel Acquisition, we also assumed an estimated net indebtedness on closing of EUR 391 million (approximately $528 million at closing, the “Assumed Debt”). The Assumed Debt consisted primarily of (i) EUR 133 million in aggregate principal amount and accrued interest of Floating Rate Senior PIK Notes due 2013 (the “2006 PIK Notes”), (ii) EUR 142 million in aggregate principal amount of 10.75% Senior Notes due 2012 (the “2004 Notes”), and (iii) a Facilities Agreement in the amount of EUR 116 million, which was amended and restated in connection with the Invitel Acquisition.

In connection with the Memorex Acquisition on March 5, 2008, we entered into a EUR 100 million (approximately $158 million at closing) Bridge Loan Agreement (the “Bridge Loan Agreement”) and further amended and restated our Facilities Agreement (as amended as of March 5, 2008, the “Facilities Agreement”).

In order to establish the relative rights of certain of our creditors under our financing arrangements, we have entered into an amended and restated Intercreditor Agreement (the “Intercreditor Agreement”). Summaries of the terms and conditions of the Facilities Agreement, the 2007 Notes, the 2006 PIK Notes, the 2004 Notes, the Bridge Loan Agreement and the Intercreditor Agreement are set forth below. The summaries do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies of which are filed with the Securities and Exchange Commission. We have also summarized three loan agreements that we assumed as part of the Memorex Acquisition.

The Facilities Agreement

In connection with the Invitel Acquisition on April 27, 2007, an amendment was made to the Facilities Agreement, dated August 6, 2004, between Matel, Invitel, as borrower, certain subsidiary companies as original guarantors, and certain financial institutions. The Facilities Agreement provided for facilities of up to EUR 145 million (or the EUR equivalent thereof), comprised of (i) a EUR amortizing term loan of EUR 96.9 million, (ii) a HUF amortizing term loan of HUF 4,628 million (approximately EUR 18.5 million), (iii) a revolving credit facility of EUR 4.2 million and HUF 200 million (approximately EUR 0.8 million), and (iv) a EUR liquidity facility of EUR 25 million. Neither the revolving facility nor the liquidity facility was drawn down in connection with the closing of the Invitel Acquisition.

Advances under the Facilities Agreement accrued interest for each interest period at rates equal to EURIBOR or BUBOR (based on the Budapest interbank offer rates) plus an applicable margin. The applicable margin was set based on the ratio of all of our senior debt to EBITDA, based on our most recently delivered quarterly management accounts and financial statements. Under the Facilities Agreement, we were obligated to pay customary fees to the lenders, including an up-front fee and a commitment fee in relation to available and undrawn commitments under the revolving facility and the liquidity facility.

Our obligations under the Facilities Agreement were guaranteed and are collateralized by (i) a first ranking pledge of all the share capital of the obligors, (ii) assignments of intercompany loans and any relevant cross guarantees of the obligors from time to time, (iii) a pledge of accounts by the obligors, and (iv) floating charges over all assets. Such security interests also collateralize, on a pari passu basis, all hedging obligations with respect to the Facilities Agreement, the 2007 Notes and the 2004 Notes.

The Facilities Agreement contained certain negative covenants that restrict us (subject to certain agreed upon exceptions) from, among other things, (i) creating or permitting to subsist any security interest over any part of our assets, (ii) merging or consolidating with or into any other person, (iii) selling, transferring, leasing, lending or otherwise disposing of any assets, (iv) incurring or permitting to be outstanding any financial indebtedness (including guarantees), (v) reducing capital or purchasing any class of our shares, (vi) making any investment, including (1) loans to any person, (2) the acquisition of indebtedness or capital or securities of any person, (3) the acquisition of the assets, property or business of any other person, or (4) the creation or acquisition of a subsidiary, (vii) entering into any derivative instruments, (viii) changing the nature of our business or amending our constitutive documents, (ix) entering into any agreement or arrangement other than on an arm’s-length basis, (x) paying dividends or making any repayment, prepayment or redemption of principal under any subordinated finance documents except the issuance of the 2007 Notes or in exchange for equity of an obligor, (xi) changing the ownership structure of the Company, and (xii) maintaining any bank account that has a credit balance with any person that is not a lender under the Facilities Agreement.

Additionally, the Facilities Agreement required us to maintain specified consolidated financial ratios, such as leverage ratios (total senior debt to EBITDA and total debt to EBITDA), an interest coverage ratio (EBITDA to total debt interest charges) and a fixed charge coverage ratio (EBITDA minus capital expenditure minus cash taxes to total debt charges).

Under the terms of the Facilities Agreement, we were required to observe certain affirmative undertakings, including, but not limited to, undertakings relating to (i) maintenance of all relevant consents, authorizations and licenses, (ii) conduct of business, (iii) periodic financial statements, management accounts and reports, (iv) auditors and information, (v) insurance and inspection, (vi) notification of environmental claims and expenditures, (vii) compliance with laws, (viii) taxes, and (ix) maintenance of a cost capitalization policy and an interest rate hedging policy.

The term facilities were amortizing term loans with a maturity date of June 30, 2011. No amount repaid or prepaid in relation to the term facilities may be redrawn.

The revolving facility and the liquidity facility were each repayable in an amount equal to 100% of the principal amount outstanding on June 29 and December 30 of each calendar year until the maturity date of June 30, 2011.

Subject to certain exceptions, all loans under the Facilities Agreement were required to be prepaid upon the occurrence of certain change of control events. Voluntary prepayments and cancellations are permitted.

The Facilities Agreement contained certain events of default customary for senior debt financings as well as an event of default related to Matel Holdings engaging in non-holding company-related activities, the occurrence of which would preclude further borrowings under the revolving facility and permit the lenders to accelerate all outstanding loans and terminate their commitments under the facilities.

On March 4, 2009 the Facilities Agreement was amended and restated as part of a refinancing of the Facilities Agreement and the Bridge Loan Agreement (see Note 20 “Subsequent Events”). A portion of the Facilities Agreement (approximately $12.5 million) outstanding as of December 31, 2008 has been classified as long-term debt in the consolidated balance sheet as this amount was refinanced on March 4, 2009.

The 2007 Notes

Upon the completion of the Invitel Acquisition on April 27, 2007, we completed the issuance of the 2007 Notes. We received EUR 189 million following the payment of financing costs associated with the issuance of the 2007 Notes in the amount of EUR 11 million, which costs were deferred and will be amortized to interest expense using the effective interest method over the term of the 2007 Notes. The proceeds from the issuance of the 2007 Notes were used to partly finance the Invitel Acquisition and to refinance the indebtedness of Hungarotel and PanTel.

The 2007 Notes mature on February 1, 2013 and bear interest at a rate of EURIBOR plus 3.0% per annum, payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, beginning on August 1, 2007. The 2007 Notes are guaranteed by some of our subsidiaries.

The 2007 Notes and subsidiary guarantees are collateralized by second-priority liens over certain inter-company funding loans, the capital stock of some of our subsidiaries, which liens rank pari passu with the liens over such assets collateralizing our obligations under the 2004 Notes described below.

We have the option to redeem the 2007 Notes, as a whole or in part, at any time or from time to time, at redemption prices specified in the 2007 Notes indenture (the “2007 Notes Indenture”). In the event of a change of control, we must make an offer to purchase the 2007 Notes at a purchase price equal to 101% of the principal amount thereof. We are also required to offer to purchase the 2007 Notes with the excess proceeds following certain asset sales at a purchase price equal to 100% of the principal amount thereof.

The 2007 Notes Indenture contains covenants restricting our ability to, among other things, (i) incur additional indebtedness or issue preferred shares, (ii) make investments and certain other restricted payments, (iii) issue or sell shares in subsidiaries, (iv) agree to restrictions on the payment of dividends by subsidiaries, (v) enter into transactions with affiliates, (vi) create certain liens, (vii) merge, consolidate or combine with other entities, (viii) layer debt, (ix) designate subsidiaries as unrestricted subsidiaries, (x) engage in unrelated business activities and (xi) impair any security interests. The 2007 Indenture also contains customary events of default, including non-payment of principal, interest, premium or other amounts, violation of covenants, bankruptcy events, cross-defaults, material judgments and invalidity of any guarantee, security document or security interest.

The 2006 PIK Notes

On October 30, 2006, Invitel Holdings issued the 2006 PIK Notes pursuant to an Indenture, dated as of October 30, 2006 (the “2006 PIK Notes Indenture”). In connection with the closing of the Invitel Acquisition on April 27, 2007, we entered into a supplemental indenture with Invitel Holdings and the 2006 PIK Notes Indenture trustee, pursuant to which we replaced Invitel Holdings as the issuer of the 2006 PIK Notes and assumed all of the rights and obligations of the issuer under the 2006 PIK Notes Indenture.

Interest on the 2006 PIK Notes is payable quarterly in cash or in the form of additional 2006 PIK Notes at an annual rate of EURIBOR plus 8.25%, reset quarterly, plus a ratchet margin, on January 15, April 15, July 15 and October 15 of each year beginning January 15, 2007. The ratchet margin is zero for the period to but excluding October 15, 2009 and 2.00% if the consolidated leverage ratio of our subsidiary Matel is greater than 2.50 to 1.00 for any interest period beginning on or after October 15, 2009. The maturity date of the 2006 PIK Notes is April 15, 2013.

Our obligations under the 2006 PIK Notes are general unsubordinated obligations and are collateralized by a first priority lien over the shares of Matel Holdings and are effectively subordinated to all existing and future debt of our subsidiaries.

We have the option to redeem the 2006 PIK Notes, as a whole or in part, at any time or from time to time, at redemption prices specified in the 2006 PIK Notes Indenture. In the event of a change of control, we must make an offer to purchase the 2006 PIK Notes at a purchase price equal to 101% of the principal amount thereof. We are also required to make an offer to purchase the 2006 PIK Notes with the excess proceeds following certain asset sales at a purchase price equal to 100% of the principal amount of thereof.

The 2006 PIK Notes Indenture contains covenants restricting our ability to, among other things, (i) incur additional indebtedness or issue preferred shares, (ii) make investments and certain other restricted payments, (iii) enter into transactions with affiliates, (iv) create certain liens, (v) enter into sale and leaseback transactions, (vi) issue or sell shares of subsidiaries, (vii) merge, consolidate or combine with other entities, (viii) designate subsidiaries as unrestricted subsidiaries, (ix) engage in unrelated business activities and (x) impair any security interests. The 2006 PIK Notes Indenture also contains customary events of default, including, among other things, non-payment of the principal, interest or premium, if any, on any 2006 PIK Notes, certain failures to comply with any covenant of the 2006 PIK Notes Indenture, certain defaults under other indebtedness, failure to pay certain indebtedness or judgments, bankruptcy or insolvency events and invalidity of any security document or security interest.

The 2004 Notes

In August 2004, Matel issued the 2004 Notes pursuant to an Indenture (the “2004 Notes Indenture”) with a trustee, and, as subsidiary guarantors, Matel’s subsidiaries Invitel and V-Holding.

Interest on the 2004 Notes is payable semi-annually at an annual rate of 10.75% on February 15 and August 15 of each year, beginning on February 15, 2005.

We have the option to redeem the 2004 Notes, as a whole or in part, at any time or from time to time, at redemption prices specified in the 2004 Notes Indenture. Upon certain change of control events, we are required to make an offer to purchase all of the 2004 Notes, at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. We are also required to offer to purchase the 2004 Notes with the excess proceeds from certain sales of assets at 100% of the principal amount of the 2004 Notes, plus accrued and unpaid interest to the date of repurchase.

Our obligations under the 2004 Notes are guaranteed on a senior subordinated basis by some of our subsidiaries that guaranteed our obligations under the 2007 Notes and are collateralized by the same collateral securing the 2007 Notes.

The 2004 Notes Indenture contains covenants which, among other things, limit the ability of Matel and its restricted subsidiaries to (i) incur additional indebtedness and issue preferred shares, (ii) make certain restricted payments and investments, (iii) transfer or sell assets, (iv) enter into transactions with affiliates, (v) create certain liens, (vi) create restrictions on the ability of certain subsidiaries to pay dividends or other payments to Matel, (vii) guarantee other indebtedness, (viii) enter into sale and leaseback transactions, (ix) issue or sell shares of some of our restricted subsidiaries, (x) merge, consolidate, amalgamate or combine with other entities, (xi) designate restricted subsidiaries as unrestricted subsidiaries, and (xii) engage in any business other than a permitted business. The 2004 Notes Indenture also contains customary events of default, including, among others, the non-payment of principal, interest or premium on the 2004 Notes, certain failures to perform or observe any other covenant in the 2004 Notes Indenture, the occurrence of certain defaults under other indebtedness, failure to pay certain indebtedness or judgments, bankruptcy or insolvency events and invalidity of any guarantee, security document or security interest.

The Bridge Loan Agreement

In connection with the Memorex Acquisition, we entered into a EUR 100 million (approximately $152.0 million at the exchange rate on the date of draw down) Bridge Loan Agreement on March 3, 2008 with our subsidiary Matel as borrower and our subsidiaries Invitel, Invitel Telecom, Invitel Technocom, Invitel International and Invitel International’s Turkish subsidiary as guarantors. The Bridge Loan Agreement was arranged by Merrill Lynch and BNP Paribas, who were the original lenders. On March 5, 2008, the closing date of the Memorex Acquisition, we borrowed the full EUR 100 million pursuant to which we used EUR 30.1 million (approximately $43.3 million) to fund the purchase price for 95.7% of the outstanding equity in Memorex and EUR 46.6 million (approximately $70.0 million) to refinance some of Memorex’s existing debt that we assumed at closing. We used EUR 7.6 million (approximately $10.9 million) to pay fees and expenses in connection with the Bridge Loan Agreement and transaction costs in connection with the Memorex Acquisition and we set aside the remaining EUR 15.7 million (approximately $22.6 million) for working capital purposes. In addition, EUR 12.1 million (approximately $17.4 million) of the EUR 30.1 million purchase price was paid into escrow. Following settlement, EUR 11.2 million (approximately $16.1 million) of the escrow balance was returned to us and added to our working capital.

The Bridge Loan Agreement loans (the “Bridge Loans”) matured one year following the completion of the Memorex Acquisition, on March 5, 2009 (the “Initial Maturity Date”). The Bridge Loans accrued interest at a rate per annum equal to the sum of EURIBOR plus the applicable margin plus the Mandatory Cost (if any, as defined in the Bridge Loan Agreement), which was set at the beginning of each three month interest period. The applicable margin for the first six months was the greater of 4.25% per annum and 0.50% per annum over the 2007 Notes Spread to Maturity (the quoted spread over EURIBOR to maturity). For the next three months, the applicable margin was the greater of 4.75% per annum and 0.50% per annum over the 2007 Notes Spread to Maturity. For the three months up to the Initial Maturity Date, the applicable margin was the greater of 5.25% per annum and 0.50% per annum over the 2007 Notes Spread to Maturity. The interest rate could not exceed 11.5% per annum for any interest period.

Upon a change in our control (as defined in the Bridge Loan Agreement), each lender could have required us to prepay an amount equal to 100% of the Bridge Loans outstanding plus any accrued and unpaid interest. We were entitled to prepay the Bridge Loans, and any accrued and unpaid interest and any breakage costs, without penalty.

Our obligations under the Bridge Loan Agreement were guaranteed by some of our subsidiaries and were collateralized by the same collateral securing the 2004 Notes and the 2007 Notes.

The Bridge Loan Agreement contained customary representations and warranties and events of default. The Bridge Loan Agreement contained covenants restricting our ability, under certain circumstances, to, among other things, (i) make certain restricted payments such as dividends or loans, (ii) create certain liens, (iii) merge or consolidate with other entities, (iv) borrow money other than as permitted, (v) make guarantees, (vi) make loans, acquire assets or companies other than as permitted or (vii) enter into hedging arrangements other than as permitted.

On March 4, 2009 the Bridge Loan Agreement was terminated when we repaid the Bridge Loans as part of a refinancing of the Facilities Agreement and the Bridge Loan Agreement (see Note 20 “Subsequent Events”).

The Intercreditor Agreement

In order to establish the relative rights of certain of our creditors under our financing arrangements (including priority of claims and subordination), we entered into an amended and restated Intercreditor Agreement with, among others, the lenders under the Facilities Agreement and the Bridge Loan Agreement, certain hedging counterparties, the security trustee, the trustee for the 2007 Notes and the trustee for the 2004 Notes. The Intercreditor Agreement provided that if there is an inconsistency between the provisions of the Intercreditor Agreement (regarding subordination, turnover, ranking and amendments only), and certain other documents, including the 2007 Notes Indenture governing the 2007 Notes, the Intercreditor Agreement will prevail.

The Assumed Memorex Debt

In connection with the Memorex Acquisition, in addition to the Memorex debt that we refinanced with a portion of the proceeds from the Bridge Loan Agreement, we assumed approximately EUR 26.4 million (approximately $41.8 million at closing) of net debt primarily consisting of (i) a loan to Memorex’s Turkish subsidiary MTCTR Memorex Telekomünikasyon Sanayi ve Ticaret Limited Sirketi (“Memorex Turkey”) in the amount of EUR 10 million (the “Memorex Turkey Loan”), (ii) a subordinated loan to Memorex in the amount of EUR 8 million (the 1st Memorex Prep Loan), (iii) a subordinated loan to Memorex in the amount of EUR 3 million (the “2nd Memorex Prep Loan) and (iv) finance leases.

The Memorex Turkey Loan is a bank loan with a current variable interest rate that is adjusted quarterly and presently equal to EURIBOR plus 2.0%. The current interest rate is 7.16%. The lender may unilaterally alter or increase the rate of interest as permitted by applicable law. The Memorex Turkey Loan matures, with the principal to be repaid in full, in November 2013. The lender may, in its discretion, require early repayment upon three days written notice. Memorex Turkey may prepay the loan in whole or in part on three days written notice. The Memorex Turkey Loan is collateralized by some of Memorex Turkey’s trade receivables.

The 1st Memorex Prep Loan is an un-collateralized subordinated loan from a syndicated group of lenders. Invitel International has to make an annual interest payment at the rate of 0.75% per annum and a quarterly interest payment at the rate of 6.8% per annum. The 1st Memorex Prep Loan matures, with the principal to be repaid in full, in July 2012. The lender or Invitel International may require early termination of the loan upon “important reasons”. “Important reasons” that would enable the creditor to terminate the loan agreement and require early repayment include, but are not limited to, certain events such as the liquidation of Invitel International, the institution of insolvency proceedings or a change-in-control of Invitel International under certain circumstances. If the loan is terminated prior to maturity, Invitel International would owe, in addition to the unpaid principal and accrued interest, the “residual term interest” consisting of the interest that would have been payable up to the original maturity date of the loan. Invitel International would receive a credit against such “residual interest” for the hypothetical amount which the loan principal would earn if it was reinvested in bonds issued by the Republic of Austria with a residual term equal to the time remaining to the original maturity date of the loan.

The 2nd Memorex Prep Loan is an un-collateralized subordinated loan from a syndicated group of lenders. Invitel International has to make an annual interest payment at the rate of 1.0% per annum and a quarterly interest payment at the rate of 6.9% per annum. The 2nd Memorex Prep Loan matures, with the principal to be repaid in full, in December 2012. The lender or Invitel International may require early termination of the loan upon “important reasons”. “Important reasons” that would enable the creditor to terminate the loan agreement and require early repayment include, but are not limited to, certain events such as the liquidation of Invitel International, the institution of insolvency proceedings or a change-in-control of Invitel International under certain circumstances. If the loan is terminated prior to maturity, Invitel International would owe, in addition to the unpaid principal and accrued interest, the “residual term interest” consisting of the interest that would have been payable up to the original maturity date of the loan. Invitel International would receive a credit against such “residual interest” for the hypothetical amount which the loan principal would earn if it was reinvested in bonds issued by the Republic of Austria with a residual term equal to the time remaining to the original maturity date of the loan.

As of December 31, 2008, we were in compliance with all financial covenants set forth in our financing arrangements.

Our debt payments over the next five years are as follows:

	Total	1 Year or Less	2–3 Years	4-5 Years	After 5 Years
Total debt payments	$994,228	$54,379	$76,225	$722,716	$140,908

(8)	Derivative Financial Instruments

We engage from time to time in foreign currency and interest rate hedging activities to reduce the risk that changes in currency exchange rates and interest rates will adversely affect the eventual net cash flows resulting from our debt obligations.

We do not enter into financial instruments for trading or speculative purposes. However, the derivative instruments used by us are not designated as hedges under SFAS 133 for accounting purposes and, as such, are referred to as undesignated hedges. Changes in the fair value of undesignated hedges are therefore recorded in current period earnings as a gain or loss on derivative instruments.

Interest rate risk hedging

To limit the variability of interest rates on some of our cash-pay debt, we entered into an interest rate swap agreement to manage some of our fluctuations in cash flows resulting from interest rate risk. Under the terms of the interest rate swap, we receive variable interest rate payments from the hedging counterparty in HUF and make fixed interest rate payments in HUF, thereby creating the equivalent of fixed-rate debt.

Foreign exchange rate risk hedging

To limit the impact of fluctuations between the Hungarian subsidiaries’ functional currency, the HUF, and the EUR, we have entered into currency swap agreements and foreign exchange forward agreements, to receive EUR and pay HUF, thereby creating the equivalent of HUF debt obligations.

In addition to the above instruments, we use cross-currency interest rate swaps to hedge both the interest rate and the currency exposure inherent in foreign currency denominated debt instruments bearing variable interest. By entering into such transactions we receive variable interest payments in EUR and make fixed interest payments in HUF, the functional currency of our Hungarian subsidiaries, thereby creating the equivalent of fixed rate debt in the functional currency of our Hungarian subsidiaries. The cross currency interest rate swaps in effect are the same as the combination of interest rate swaps and foreign exchange forward contracts applied to the same underlying hedged item.

In connection with the Invitel Acquisition in 2007, we implemented a major hedging program as part of which we hedged the interest rate and foreign currency exchange rate risks on a substantial portion of our debt. In October 2008, we entered into numerous transactions pursuant to which we effectively terminated a substantial portion of the hedging agreements that we entered into in 2007. We did so by entering into offsetting transactions pursuant to which we took hedging positions counter to the positions we took in 2007. In some cases, we entered into hedging agreements with the same counter party to the 2007 hedging agreements on the same hedging terms, which resulted in the termination of the 2007 hedging positions. In other cases, either the counter party was different or the hedging terms were substantially, but not exactly, the same. In those cases, both the 2007 hedging arrangements and the 2008 hedging arrangements remain in place but our positions substantially offset each other.

The objective of these contracts is to neutralize the impact of currency exchange rate and interest rate movements on our cash flows. However, given the inherent limitations of forecasting and the anticipatory nature of the exposures intended to be hedged, there can be no assurance that such programs will offset more than a portion of the adverse financial impact resulting from unfavorable movements in either interest or currency exchange rates.

Credit risk related to hedging

By using derivative financial instruments to hedge exposures to changes in interest rates and currency exchange rates, we are exposed to the credit risk of the counterparty. Credit risk is the failure of the counterparty to perform its obligations under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates a credit risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, we do not have any credit risk. Our policy requires that counterparties to our hedging activities be large and creditworthy commercial banks. We do not consider the risk of counterparty non-performance associated with hedge contracts to be significant. We do not require and are not required to place collateral for these financial instruments independently of our security arrangements under the Facilities Agreement.

To ensure the adequacy and effectiveness of our interest rate and foreign exchange hedge positions, we continually monitor, from an accounting and economic perspective, the derivatives positions in conjunction with our underlying interest rate and foreign currency exposures.

The following table summarizes the notional amounts and respective fair values of our derivative financial instruments, which mature at varying dates, as of December 31, 2008:

Asset / (Liability)	Notional Amount	Fair Market Value	Unrealized Fair Value Change
	(in thousands)
Cross currency interest rate swaps	$33,497	$(9,846)	$23,677
FX forward contracts	6,059	77	58
Interest rate swaps	15,727	66	819

Total	$55,283	$(9,703)	$24,554

The following table summarizes the notional amounts and respective fair values of our floating to fixed interest rate swaps, which mature at varying dates, as of December 31, 2008:

Asset / (Liability)	Notional Amount	Fair Market Value	Maturity	Fixed Interest Rate
	(in thousands)
Amended Facilities Agreement	$42,166	$(40)	June 30, 2011	9.3790%
Amended Facilities Agreement	15,727	66	June 30, 2011	10.160%
2007 Notes	(1,874)	(1,935)	August 1, 2009	10.780%
2007 Notes	(937)	(967)	August 1, 2009	10.740%
2007 Notes	41,922	958	August 1, 2009	10.724%
2007 Notes	(44,537)	(3,658)	August 1, 2009	10.724%
2004 Notes	(3,243)	(4,204)	August 15, 2009	14.955%

Total Interest Rate Swaps	$49,224	$(9,780)

The notional principal amount provides one measure of the transaction volume outstanding as of the end of the year, and does not represent the amount of our exposure to market loss.

We estimate the fair values by using models, which are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument and can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as OTC forwards, options and repurchase agreements. The models we use are regularly tested against third party prices for reasonableness. The fair value represents the estimated amounts that we would pay or receive to terminate the contracts as of December 31, 2008. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

The following table sets forth by level, within the fair value hierarchy, our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008:

	At fair value as of December 31, 2008
Recurring Fair Value Measures	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets:
Derivative financial instruments	$—	$4,134	$—	$4,134
Embedded derivatives	—	5,822	—	5,822
Other	—	—	—	—
Total	$—	$9,956	$—	$9,956

Liabilities:
Derivative financial instruments	$—	$13,837	$—	$13,837
Embedded derivatives	—	4,533	—	4,533
Other	—	—	—	—

Total	$—	$18,370	$—	$18,370

Embedded derivatives

An embedded derivative is an implicit or explicit term within a contract that does not in its entirety meet the definition of a derivative instrument but affects some or all of the cash-flows or the value of other exchanges required by the contract in a manner similar to a derivative. An embedded derivative therefore is a derivative instrument within another contract that is not a derivative. For example, a EUR denominated operating lease contract that a Hungarian subsidiary enters into for a given period of time will give rise to foreign currency exposure for that period since our Hungarian subsidiary will need to buy EUR from its functional currency, the HUF, thereby having an impact on cash-flows. Therefore the series of foreign exchange forward contracts are embedded in the lease agreement, the host contract, and are accounted for separately.

Embedded derivatives are separated from the host contract and accounted for separately if (i) the economic characteristics and risks of the host contract and the embedded derivative are not clearly and closely related; (ii) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (iii) the combined instrument is not measured at fair value with changes in fair value reported through earnings. Changes in the fair value of separable embedded derivatives are recognized immediately in the statement of operations.

We review our material contracts regularly to identify embedded derivatives which require bifurcation from the host contract.

The following table summarizes the fair values of our embedded derivatives as of December 31, 2008 and 2007:

	2008	2007
	(in thousands)
Embedded derivatives	$1,289	$(617)

Warrants

In connection with the Warrants issued in May, 1999 we were required to measure and reflect the changes in the fair value of the Warrants in earnings. The fair value of the Warrants was highly dependent on the fair value of HTCC's common stock.

The fair value of the Warrants was determined using the Black-Scholes option valuation model. The Warrants were exercised on March 28, 2007. The fair value of the Warrants as of December 31, 2007 and related fair value change for the year then ended, were as follows:

Year	Fair Value (in thousands)	Gain (Loss) in Fair Value (in thousands)
2007	$—	$(15,075)

(9)	Selling, General and Administrative Expenses

The following table presents selling, general and administrative expenses by type for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
	(in thousands)
Personnel expenses	$56,487	$46,100	$24,529
Other administrative expenses	40,887	19,731	6,482
Advertising and marketing costs	7,537	6,216	2,049
Network operating expenses	46,270	28,593	17,616
IT costs	12,200	7,204	2,239
Other taxes	2,407	2,285	1,226
Bad debt and collection costs	5,550	3,030	1,075
Legal, audit and consultant fees	6,402	5,878	4,553
Management fees	79	25	—

Total for segments	$177,819	$119,062	$59,769

Backbone rental expenses	(21,576)	(15,548)	(9,709)
Network operating expenses	(24,694)	(18,506)	(8,748)
Direct personnel expenses	(20,609)	(18,660)	(6,211)

Total selling, general and administrative expenses	$110,940	$66,348	$35,101

Bad debt and collection costs for the year ended December 31, 2007 include bad debt expenses due to change provisioning policy to comply with HTCC group policy and additional provision made at PanTel in the amount of $1.4 million in 2007.

Legal, audit fees and consultant expenses for the year ended December 31, 2008 include Sarbanes-Oxley and compliance expenses amounting to $2.8 million, redomiciliation expenses of $1.9 million and other non-recurring consulting expenses of $0.5 million relating to ongoing projects.

Legal, audit fees and consultant expenses for the year ended December 31, 2007 include Sarbanes-Oxley and compliance expenses amounting to $2.4 million,

Other administrative expenses for the year ended December 31, 2008 include integration costs of $8.9 million, due diligence expenses of $5.6 million, start-up expenses relating to Memorex Turkey in the amount of $5.3 million, a provision for unused vacation days in the amount of $0.1 million and other non-recurring items of $7.3 million relating to ongoing projects. Other administrative expenses for the year ended December 31, 2007 include integration costs of $9.5 million, due diligence expenses of $0.7 million.

(10)	Income Taxes

The income (loss) before income taxes by tax jurisdiction for the years ended December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
	(in thousands)
Income / (loss) before income taxes:
United States	$395	$(20,660)	$2,928
Netherlands	(50,728)	(27,723)	—
Hungary	9,212	(46,887)	19,095
Austria	(8,581)	—	—
Turkey	1,613	—	—
Other	(2,490)	2,130	158

Total income (loss) before income taxes	$(50,579)	$(93,140)	$22,181

The income tax benefit (expense) is attributable to income (loss) from continuing operations and consists of the following for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
	(in thousands)
Current tax benefit (expense):
Corporate tax benefit (expense):
United States	$—	$—	$—
Hungary	(381)	(419)	(1,688)
Austria	145	—	—
Turkey	122	—	—
Other	(91)	(80)	(64)

Total corporate tax benefit (expense)	$(205)	$(499)	$(1,752)

Local tax benefit (expense):
Hungary	(18,925)	(6,616)	(3,867)
Austria	(8)	—	—
Other	(2)	—	—

Total local tax benefit (expense)	$(18,935)	$(6,616)	$(3,867)

Total current tax expense	$(19,140)	$(7,115)	$(5,619)

Deferred tax benefit (expense):
United States	$—	$—	$—
Hungary	716	4,008	338
Austria	—	—	—
Turkey	—	—	—
Other	(120)	(233)	—

Total deferred tax	$596	$3,775	$338

Total income tax expense	$(18,544)	$(3,340)	$(5,281)

The statutory U.S. Federal tax rate for the years ended December 31, 2008, 2007 and 2006 was 35% and the Hungarian corporate income tax rate for the years ended December 31, 2008, 2007 and 2006 was 16%. In addition to the corporate income tax rate of 16% in Hungary, a solidarity tax of 4%, introduced from September 1, 2006, has been levied on companies on top of the corporate income tax rate. A reconciliation of income tax expense at the U.S. parent company income tax rate to actual income tax benefit (expense) for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
	(in thousands)
Income tax benefit (expense) using the parent company tax rate (35% in the U.S.)	17,703	32,599	(7,763)
Impact of difference in tax rate of subsidiaries	(5,560)	(10,434)	3,152
Effect of change in tax rate	5	—	709
Valuation allowance, net	(15,969)	(14,366)	1,383
Non-deductible expenses	(1,154)	(4,805)	(389)
Impact of foreign currency	1,604	—	—
Local business tax and other tax, net of benefit	(15,626)	(6,609)	(2,524)
Other	453	275	151

Income tax expense	$(18,544)	$(3,340)	$(5,281)

Local tax

Three Hungarian municipalities (Orosháza, Battonya and Békéscsaba) initiated court proceedings against us in the Metropolitan Court of Budapest seeking payment in connection with an ambiguous provision in some of our concession contracts regarding the payment of local municipal taxes. On May 15, 2008 the Metropolitan Court ruled on our behalf and denied the claims of the municipalities. On October 30, 2008 the Metropolitan Court of Appeal overturned, in part, the lower court’s ruling and awarded the municipalities HUF 2,059 million (approximately $11.0 million) including interest and costs. In addition, the municipality of Békéscsaba claimed an additional HUF 2,243 million (approximately $12.0 million).

In March, 2009 we reached a final settlement and have agreed to pay a total HUF 1,951 million (approximately $10.4 million) including all interest and charges to the local municipalities of Battonya, Orosháza and Békéscsaba. All legal proceedings and claims with the three municipalities have been terminated as a result of the settlement.

During December 2008, two additional municipalities made claims against us, which we rejected, in the aggregate amount of HUF 80 million (approximately $0.4 million).

Corporate tax

For U.S. Federal income tax purposes we have unused net operating loss carry forwards as of December 31, 2008 of approximately $129,907,000, which expire as follows: $12,756,000 in 2010; $18,394,000 in 2011; $10,414,000 in 2012; $6,037,000 in 2018; $35,386,000 in 2019; $2,069,000 in 2024; $9,434,000 in 2025; $3,177,000 in 2026 and $32,240,000 in 2027. As a result of certain equity transactions, we believe that we experienced an “ownership change” in 1999, as defined by Section 382 of the Internal Revenue Code, which limits the annual utilization of net operating loss carry forwards. As calculated, the Section 382 limitation will not necessarily prevent the ultimate utilization of the U.S. net operating loss carry forwards although it may defer the realization of tax benefits associated with loss carry forwards originating prior to the ownership change.

For the Netherlands income tax purposes we have unused net operating loss carry forwards as of December 31, 2008 of approximately $83,024,000, which expire as follows: $29,384,000 in 2010 and $53,640,000 in 2011.

For Hungarian corporate income tax purposes, we have unused net operating loss carry forwards as of December 31, 2008 of approximately $46,806,000, which is not subject to expiration limitations. We believe that our Hungarian net operating loss carry forwards will be realized within the next year therefore we have classified such amounts as current assets in our Consolidated Balance Sheet as of December 31, 2008.

For Austrian corporate income tax purposes, we have unused net operating loss carry forwards as of December 31, 2008 of approximately $67,340,000, which is not subject to expiration limitations.

We also have unused net operating loss carry forwards as of December 31, 2008 for Bulgaria, the Czech Republic, Slovakia, Turkey and Ukraine of approximately $6,624,000, which expire on various dates through 2013.

On February 26, 2009 we completed a reorganization pursuant to which HTCC effectively changed its place of incorporation from Delaware to Denmark by merging HTCC with and into MergeCo, a wholly owned direct subsidiary of Invitel Holdings A/S (“Invitel Holdings”), a newly formed company in Denmark that we created for the purpose of the reorganization. For U.S. income tax purposes, a capital gain may be recognized on the transaction, which would be offset by HTCC’s net operating loss carry forwards in 2009. The valuation allowance associated with the net operating loss carry forwards would also be reversed in 2009. Any remaining U.S. net operating loss carry forwards subsequent to the transaction will be reversed against the remaining valuation allowance. A deferred tax asset will not be recognized by Invitel Holdings on the transfer of HTCC’s stock for the excess tax-over-book outside basis difference as the reversal will not occur in the foreseeable future. The impacts of the transaction has not been reflected in our consideration of the realization of the U.S. deferred tax assets during 2008 as the merger transaction required shareholder approval, which did not occur until 2009. The final tax impacts will be known once a final tax return is filed in the U.S.

In 2008, we transferred assets to a newly formed Hungarian subsidiary, which file separate tax returns. There was no impact on the Consolidated Financial Statements as a result of this transfer; however, a tax gain was recognized on the transaction. The tax gain was offset by Hungarian net operating loss carry forwards. FAS 109 paragraph 9(e) precludes reflecting a tax benefit or expense in the financial statements from an intercompany transfer between entities that file separate tax returns. As such, no deferred tax asset was recognized on the outside basis difference and the usage of our Hungarian net operating loss carry forwards of $6.3 million has been recorded as a deferred charge in the Consolidated Financial Statements, which will be amortized over the life of the assets transferred.

We have not provided any deferred taxes for undistributed earnings of our foreign subsidiaries. As a result of valuation allowances against losses in the U.S. and in the Netherlands, the distribution of this income would not result in an incremental tax liability. Such undistributed earnings of foreign subsidiaries amounted to $67,221,000 as of December 31, 2008, $44,734,000 as of December 31, 2007 and $90,657,000 as of December 31, 2006.

HTCC files income tax returns in the U.S. while our Hungarian subsidiaries file income tax returns in Hungary. Year 2003 and the following years remain open for examination and assessment by the IRS. The Hungarian tax authority has audited the income tax returns of Invitel, PanTel (merged into Invitel) and PanTel Technocom (renamed Invitel Technocom) through 2004 and Hungarotel through 2003. We are also file tax returns in six other Central and Eastern European countries where we established subsidiaries. We are not aware of any outstanding issue or claim that is likely to be material to our financial position, cash flows or results of operations in any of the jurisdictions in which we operate.

Deferred taxes

The tax effect of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

	2008	2007
	(in thousands)
Deferred tax assets:
Net operating loss carry forwards	$92,020	$55,571
Property, plant and equipment	8,078	10,820
Intangible assets	3,294	2,427
Derivative financial instruments	4,125	6,865
Other	8,328	8,131

Total gross deferred tax assets	115,845	83,814
Deferred tax liabilities:
Property, plant and equipment	(31,247)	(37,139)
Intangible assets	(9,964)	(8,164)
Derivative financial instruments	(4,003)	(611)
Development reserve	(547)	(1,353)
Other	(14,192)	(8,335)

Total gross deferred tax liabilities	(59,953)	(55,602)

Less: valuation allowance	(79,723)	(47,854)

Net deferred tax asset (liability)	$(23,831)	$(19,642)

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of our deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible and loss carry forwards are utilizable. Based on the level of historical taxable income and our projections of future taxable income over the periods in which the deferred tax assets are deductible, we believe that it is more likely than not that we will realize the benefits of our deferred tax assets, net of the valuation allowance. The amount of the deferred tax asset considered realizable, however, could be reduced if our estimates of future taxable income are reduced. We consider the reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. The net change in the total valuation allowance for the years ended December 31, 2008, 2007 and 2006 was an increase of $31,869,000, an increase of $32,780,000 and an increase of $161,000, respectively.

(11)	Commitments and Contingencies

Hungary

The Hungarian economy continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that in practice is not freely convertible in most countries outside Hungary and relatively high inflation. Despite strong economic growth in prior years, the financial situation in Hungarian markets significantly deteriorated during 2008, particularly in the fourth quarter.

Due to deteriorating economic conditions in Hungary against the background of a global financial and economic crisis a number of measures have been undertaken by the Hungarian Government to support financial markets, including investing in domestic financial instruments and arranging for liquidity from the International Monetary Fund.

Impact of the ongoing global financial and economic crisis

The ongoing global liquidity and economic crisis that emerged out of the severe reduction in global liquidity which commenced in the middle of 2007 has resulted in, among other things, a lower level of capital market funding, lower liquidity levels across the banking sector, and higher interbank lending rates and very high volatility in stock and currencies markets. The uncertainty in the global financial market has also led to bank failures and bank rescues in the United States of America, the European Union and other countries.

Such circumstances could affect the ability of the Company to obtain new borrowings and re-finance its existing borrowings at terms and conditions similar to those applied to earlier transactions. Deteriorating operating conditions may also have an impact on cash flow management and assessment of the impairment of financial and non-financial assets.

We believe that we are taking all the necessary measures to support the sustainability and growth of the Company’s business in the current circumstances. Currently it’s not possible to reliably determine the consequences of the financial and economic crisis and its final impact on the Company’s operating activity.

Foreign exchange

Future movements in the exchange rates between the HUF, EUR and the US dollar will affect the reported US dollar amounts related to the HUF and EUR carrying values of the Company’s assets and liabilities. Such movements may also affect the Company’s ability to realize assets and satisfy obligations presented in US dollars in these consolidated financial statements. Accordingly, any translation of HUF or EUR to US dollars should not be construed as a representation that such HUF or EUR amounts have been, could be, or will in the future be converted into US dollars at the exchange rate shown or at any other exchange rate.

(a)	Concession Agreements

We had concession agreements with the Hungarian Ministry of Economics and Transport (the “Ministry”) to own and operate local public telephone networks in five historical concession areas in Hungary, which have not been formally terminated. Each of the concession agreements provided for a term of 25 years, ending in 2019, with an eight-year exclusivity period up to November 2002.

These concession agreements provided for the payment by us of annual concession fees of between 0.1% and 2.3% of net telephone service revenues depending on the concession area. We accrued but have not paid the annual concession fees for 2001 of HUF 157 million (approximately $0.8 million at December 31, 2008 exchange rates. The annual concession fees for 2002, which we have neither accrued for, nor paid, would total approximately HUF 142 million (approximately $0.8 million at December 31, 2008 exchange rates).

We believe that the concession agreements are effectively terminated due to the replacement of the concession system with a more liberalized notification system. Therefore, we believe that it is unlikely that the Ministry will be able to successfully enforce any claim in connection with the annual concession fees for 2001 or 2002 and as a result we believe that this issue will not have a material effect on our consolidated financial position, results of operations or liquidity.

(b)	Legal Proceedings

We are involved in various claims and legal actions arising in the ordinary course of business and we believe that we have adequately provided for these cases in our balance sheet as of December 31, 2008.

(c)	Guarantees

Guarantees and claims arise during the ordinary course of business from our relationships with suppliers and customers when we undertake an obligation to guarantee our performance if specified triggering events occur. Nonperformance under a contract could trigger an obligation for us. These potential claims can arise from late or non-payment to suppliers (“payment guarantees”) and/or late or incomplete delivery of services to customers (“performance guarantees”). We also provide bid guarantees to new or existing customers in connection with bids on commercial projects.

Our potential future payments under these guarantees as of December 31, 2008 are summarized as follows:

(in thousands)	2008
Payment guarantees	$1,080
Performance guarantees	186
Bid guarantees	—

$1,266

There are no recourse provisions specifically stipulated in the guarantee contracts. Our recourse would be to investigate executed guarantees with the supplier or customer and determine at that time whether we should be reimbursed for the guarantee. None of the guarantees are secured by our assets. We are not currently aware of any exposure associated with these guarantees and thus have not recorded any liability related to these guarantees.

(d)	Lease Commitments to Telecommunication Service Providers

We have entered into separate agreements with various telecommunications service providers to lease lines, which have non-cancelable contract provisions in excess of one year. Our future minimum commitments under these contracts, as of December 31, 2008 exchange rates, are: $9,328,000 in 2009, $7,906,000 in 2010, $6,945,000 in 2011, $6,003,000 in 2012, $4,675,000 in 2013 and $27,469,000 thereafter.

(e)	Other Lease Commitments

We lease office and other facilities, which require minimum annual rentals.

We have entered into vehicle leases that are accounted for as capital leases. The net book values of vehicles held under capital leases as of December 31, 2008 and 2007 were as follows:

	2008	2007
	(in thousands)
Gross book value of vehicles	$2,012	$1,680
Less: accumulated depreciation	(1,336)	(1,296)

Net book value in property, plant and equipment	$676	$384

We have entered into telecommunications equipment leases that are accounted for as capital leases. The net book value of telecommunication equipment held under capital leases as of December 31, 2008 and 2007 were as follows:

	2008	2007
	(in thousands)
Gross book value of telecommunications equipment	$38,382	$—
Less: accumulated depreciation	(18,161)	—

Net book value in property, plant and equipment	$20,221	$—

Rent expense under operating lease agreements for the years ended December 31, 2008, 2007 and 2006, was $7,977,000, $5,709,000 and $2,717,000, respectively, and is included in selling, general and administrative expenses.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2008 (at December 31, 2008 exchange rates) were as follows:

	Capital leases	Operating leases
	(in thousands)
Year ending December 31:
2009	$10,168	$5,262
2010	5,204	4,706
2011	778	3,396
2012	—	1,480
2013	—	376
Later years, through 2020	—	7,964

Total future lease payments	16,150	$23,184

Less imputed interest	(3,042)

Total net minimum lease payments	$13,108

We have various purchase commitments for materials, supplies and other items incidental to the ordinary course of business. There are no material contractual commitments extending beyond 2008 and such commitments are not at prices in excess of current market value.

(12)	Common Stock and Cumulative Convertible Preferred Stock

As of December 31, 2008 and 2007, we had 30,000 shares of our cumulative convertible preferred stock, with a $70 liquidation value per share, outstanding. Any holder of the cumulative convertible preferred stock was entitled to receive cumulative cash dividends payable in arrears, at an annual rate of 5%, compounded annually on the liquidation value of $70 per share. We could have, at our option, redeemed the Preferred Stock at any time. The Cumulative Convertible Preferred Stock was convertible into shares of the Company’s common stock on a one for ten basis. As of December 31, 2008 and 2007, the total arrearage on the cumulative convertible preferred stock was $960,000 and $850,000, respectively, and is included in Due to Related Parties. TDC, our majority stockholder, converted the preferred stock into 300,000 shares of common stock on February 24, 2009.

Redeemable Equity Securities

In connection with the Invitel Acquisition, we issued 938,550 shares of our common stock on the acquisition date to certain members of Invitel’s management team (each a “Manager“) in payment for some of their shares in Invitel. The issuance of the common stock was made pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. In connection with the HTCC shares they received as part of the acquisition consideration for Invitel, the Managers were also given the right, under certain circumstances, to require the Company to purchase all or part of those shares (i.e., a “put“ right) at a specified price. If at any time after 30 days following the acquisition date, a Manager's employment is terminated without cause or due to the Manager's death or disability, the Manager or (or the Manager‘s estate) is entitled to require us to purchase all or part of the HTCC shares the Manager acquired in connection with the Invitel Acquisition at a per share price equal to the “fair market value“ of such shares on the date of such termination. In addition the Manager also received unlimited “piggyback“ registration rights in any public offering of HTCC's equity securities for our own account or for the account of any holders of our securities with registration rights. As a result of the "put" rights, the redemption of the shares is not within the control of the Company and, therefore, these common shares are classified as “Redeemable Equity Securities“ within temporary equity on the balance sheet.

We reserved 875,000 shares as of December 31, 2008 for issuance under stock option plans, compensation agreements, and under the conversion terms applicable to our outstanding cumulative convertible preferred stock. In addition, our 2004 Long-Term Incentive Plan had 1,296,000 shares available as of December 31, 2008 for issuance pursuant to compensatory awards.

(13)	Stock Based Compensation

As of December 31, 2008, we had outstanding options to purchase 80,000 shares of common stock issued from the 2002 Plan; outstanding options to purchase 85,000 shares of common stock issued from the Directors’ Plan; and outstanding options to purchase 410,000 shares of common stock under the 2004 Plan. Upon our stockholders’ approval of the 2004 Plan, we agreed not to issue any more shares from either the 2002 Plan or the Directors’ Plan.

The following is a summary of stock options under the 2002 Plan, the Directors’ Plan or the 2004 Plan, referred to above, which were granted, were exercised or have expired for the three years ended December 31, 2008:

	Outstanding Options	Weighted Average Price
December 31, 2005	771,284	$8.41
Granted	55,000	$15.62
Exercised	(25,000)	$4.86

December 31, 2006	801,284	$9.01
Granted	20,000	$14.64
Exercised	(220,000)	$6.39
Cancelled	(31,284)	$7.55

December 31, 2007	570,000	$10.30
Granted	20,000	$17.14
Exercised	(15,000)	$6.52
Cancelled	—	—

December 31, 2008	575,000	$10.64

Some options issued under our stock option plans vest upon issuance. The following table summarizes information about shares subject to outstanding options as of December 31, 2008, which were issued to current or former employees, or directors pursuant to the 2002 Plan, Directors’ Plan or the 2004 Plan:

	Options Outstanding		Options Exercisable
Number Outstanding	Range of Exercise Prices	Weighted- Average Exercise Price	Weighted- Average Remaining Life in Years	Number Exercisable	Weighted- Average Exercise Price
40,000	$4.72	$4.72	3.00	40,000	$4.72
65,000	$5.78-$6.78	$6.15	2.26	65,000	$6.15
200,000	$7.46-$9.39	$9.00	4.80	200,000	$9.00
175,000	$10.89-$13.01	$12.77	5.82	175,000	$12.77
75,000	$14.64-$15.62	$15.36	7.27	75,000	$15.36
20,000	$17.14-$17.14	$17.14	9.00	20,000	$17.14

575,000	$4.72-$17.14	$10.64	5.17	575,000	$10.64

The aggregate intrinsic value, which represents the amount by which the fair value of our common stock exceeds the option exercise prices, was $2,932,000 and $4,210,000 as of December 31, 2008 and 2007, respectively.

The weighted-average estimated exercise price of stock options granted during the years ended December 31, 2008 and 2007 were $17.14 and $14.64 per share, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2008 and 2007 were $138,300 and $3,143,600, respectively. Compensation (benefit) expense related to stock options granted has been recorded in selling, general and administrative expenses.

There are sufficient shares reserved for issue upon exercise of the outstanding options.

(14)	Foreign Exchange Gains (Losses)

Our foreign exchange losses of $23,183,000 for the year ended December 31, 2008, are primarily resulting from the weakening of the HUF against the U.S. dollar and the EUR on our average $994.6 million EUR denominated debt outstanding between December 31, 2007 and December 31, 2008. At December 31, 2008, the HUF had weakened by approximately 8.1% against the U.S. dollar as compared to the December 31, 2007 level and by approximately 4.3% against the EUR as compared to the December 31, 2007 level.

Our foreign exchange gains of $6,481,000 for the year ended December 31, 2007, are primarily resulting from the strengthening of the HUF against the U.S. dollar on our average $623.2 million EUR denominated debt outstanding between December 31, 2006 and December 31, 2007. At December 31, 2007, the HUF had strengthened by approximately 11% against the U.S. dollar as compared to the December 31, 2006 level and weakened by approximately 0.4% against the EUR as compared to the December 31, 2006 level.

(15)	Related Parties

The net balance of receivables from and payables to related parties as of December 31, 2008 was a net payable to TDC in the amount of $976,000 as of December 31, 2008. This represents cumulative preferred stock dividends in arrears payable to TDC in the amount of $908,000 and a net $68,000 payable in connection with the transport of international voice, data and Internet traffic over the Company’s and TDC’s respective telecommunications networks for each other on commercial terms.

On March 28, 2007, TDC exercised its warrants to purchase 2,500,000 shares of our Common Stock in exchange for notes issued by us and held by TDC in the principal amount of $25 million. As of December 31, 2007, TDC owned 64% of our outstanding Common Stock and 30,000 shares of our preferred stock convertible into 300,000 shares of Common Stock.

Robert Dogonowski, Morten Bull Nielsen, Carsten Dyrup Revsbech and Henrik Scheinemann, current directors of the Company, are officers of TDC.

Torben V. Holm was an employee of TDC when he served as our President and Chief Executive Officer and as the head of management’s executive committee through April 2007. Alex Wurtz was also an employee of TDC when he served as our head of Corporate Business Development and as a member of management’s executive committee through April 2007.

For Mr. Holm, we paid EUR 981,371 (approximately $1.4 million) for his services for the period from May 2005 through April 2007. We were also responsible for paying other costs pertaining to Mr. Holm, including housing in Budapest and for certain of Mr. Holm's travel costs back to his home in Denmark. For Mr. Wurtz, we paid EUR 501,707 (approximately $0.7 million) for his services for the period from June 2005 through April 2007. We were also responsible for paying Mr. Wurtz’s housing in Budapest.

All of the directors of the Company are covered by a directors and officers liability policy taken out by TDC. As of December 31, 2008, we had approximately $123,000 in expenses for our portion of the overall premium paid by TDC.

In connection with our agreements to transport telecommunications traffic for each other, we recorded revenue in the amount of approximately $670,000 and $2,117,000 for the year ended December 31, 2008 and 2007, respectively, pursuant to such agreements. For the year ended December 31, 2008 and 2007, TDC charged us approximately $576,000 and $866,000, respectively, pursuant to such agreements.

(16)	Employee Benefit Plan

Effective December 1996, we established a 401(k) salary deferral plan (the “401(k) Plan”) on behalf of our U.S. employees. The 401(k) Plan is a qualified defined contribution plan, and allows participating employees to defer up to 15% of their compensation, subject to certain limitations. Under the 401(k) Plan, we have the discretion to match contributions made by eligible employees. No matching contributions were made by us in 2008, 2007 or 2006.

(17)	Segments

We manage our business based on four segments: Mass Market Voice, Mass Market Internet, Business and Wholesale segments. Our management monitors the revenue streams of these categories and operations are managed and financial performance is evaluated based on these segments.

The revenue and gross margin generated by the four business segments for the years ended December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
	(in thousands)
Revenue:
Mass Market Voice	$157,401	$108,094	$33,490
Mass Market Internet	54,951	33,640	3,284
Business	148,422	116,257	70,645
Wholesale	194,199	127,202	81,841

Total revenue	$554,973	$385,193	$189,260

Segment Cost of Sales:
Mass Market Voice	$(32,564)	$(21,484)	$(7,212)
Mass Market Internet	(9,546)	(5,639)	(121)
Business	(35,189)	(29,472)	(19,685)
Wholesale	(84,252)	(75,243)	(46,330)

Total segment cost of sales	(161,551)	(131,838)	(73,348)
Backbone rental expenses	(21,576)	(15,548)	(9,709)
Network operating expenses	(24,694)	(18,506)	(8,748)
Direct personnel expenses	(20,609)	(18,660)	(6,211)

Total cost of sales	$(228,430)	$(184,552)	$(98,016)

Segment Gross Margin:
Mass Market Voice	$124,837	$86,610	$26,278
Mass Market Internet	45,405	28,001	3,163
Business	113,233	86,785	50,960
Wholesale	109,947	51,959	35,511

Total segment gross margin	393,422	253,355	115,912
Backbone rental expenses	(21,576)	(15,548)	(9,709)
Network operating expenses	(24,694)	(18,506)	(8,748)
Direct personnel expenses	(20,609)	(18,660)	(6,211)
Selling, general and administrative	(110,940)	(66,348)	(35,101)
Severance costs	(5,695)	(9,103)	(700)
Depreciation and amortization	(128,840)	(79,003)	(26,137)

Income from operations	$81,068	$46,187	$29,306

For the years ended December 31, 2008, 2007 and 2006 none of our customers accounted for more than 10% of our total gross revenue.

Revenue by country for the periods ended December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
	(in thousands)
Revenue:
Hungary	$484,869	$373,311	$186,660
Turkey	4,985	—	—
Romania	13,424	11,490	1,623
Bulgaria	1,510	289	977
Slovakia	3,249	—	—
Austria	39,762	—	—
Slovenia	110	103	—
Czech Republic	4,413	—	—
Italy	55	—	—
Ukraine	2,596	—	—

Total revenue	$554,973	$385,193	$189,260

The net book values of assets by country as of December 31, 2008 and 2007 were as follows:

	2008	2007
	(in thousands)
Long-lived assets:
Hungary	$770,102	$878,940
Turkey	59,030	—
Romania	10,102	12,196
Bulgaria	6,171	1,065
Slovakia	5,121	148
Austria	133,590	—
Slovenia	62	84
Czech Republic	16,821	—
Italy	1,009	—
Ukraine	2,019	—

Total long-lived assets	$1,004,027	$892,433

(18)	Severance Costs

Our severance costs for year ended December 31, 2008, of $5.7 million, were primarily due to the termination costs related to the restructuring of our operations relating to the Invitel Acquisition and the Memorex Acquisition. The number of employees terminated as a result of the 2008 reorganization was 276. Out of our total severance cost, $315,000 was unpaid at December 31, 2008. The unpaid severance is expected to be paid during the first quarter of 2009.

Our severance costs for year ended December 31, 2007, of $9.1 million, were primarily due to the termination costs related to the restructuring of our operations following the Invitel Acquisition. Out of our total severance cost, $643,000 was unpaid at December 31, 2007. The number of employees terminated as a result of the 2007 reorganization was 486.

Our severance costs for year ended December 31, 2006, of $0.7 million, were due primarily to the termination costs related to an officer, as well as other individually insignificant severance costs related to the workforce of the Hungarian entities.

(19)	Summary of non-cash transactions

Cash paid interest during the years ended December 31, 2008, 2007 and 2006 was $68 million, $45 million and $12.1 million, respectively and cash paid income taxes during the years ended December 31, 2008, 2007 and 2006 was $7,366 thousand, $10,204 thousand and $5,523 thousand, respectively.

Summary of non-cash transactions:

During 2008:

•	We issued 9,233 net shares of Common Stock under the terms of stock option exercises.

•	On May 23, 2008 we issued 6,000 shares to directors.

•	On March 5, 2008 we assumed net debt and financial lease obligations of $52.0 million as part of the Memorex Acquisition as described in note 2.

•	The non-cash interest capitalized during the year amounted to $19.5 million on the 2006 PIK Notes.

During 2007:

•

On March 28, 2007, TDC exercised its warrants for 2.5 million shares by exchanging notes in the principal amount of $25 million, which were issued by us and held by TDC. We recorded a non-cash expense of $15.1 million and $0.1 for the first quarter 2007 and 2006, respectively, relating to the change in the fair market value of the warrants.

•

On April 27, 2007 in connection with the acquisition of Matel Holdings as described in note 2, we issued 938,550 shares with an assigned value of $15 million and assumed debt of Invitel in the amount of $525 million.

•	On May 24, 2007 we issued 6,500 shares to directors.

•	We issued 146,996 net shares of Common Stock under the terms of stock option exercises.

•	The non-cash interest capitalized during the year amounted to $15.4 million on the 2006 PIK Notes.

During 2006 we:

•	We issued 10,204 net shares of Common Stock under the terms of employee stock option exercises.

•

We issued 6,000 shares of Common Stock in May, cancelled 1,500 shares in September and issued an additional 1,500 shares in December, which vested in May 2007, as compensation to members of the Board of Directors. The recognized compensation expense of these stock grants in 2006 amounted to $56,000.

(20)	Subsequent Events

Redomiciliation

On February 24, 2009 at a special meeting, the stockholders of Hungarian Telephone and Cable Corp., a Delaware company (“HTCC”), approved the adoption of an agreement and plan of merger among HTCC, Invitel Sub LLC, a Delaware limited liability company (“MergeCo”), and Invitel Holdings A/S, a Danish company (“Invitel Holdings”), whereby HTCC would effectively change its place of incorporation from Delaware to Denmark by merging HTCC with and into MergeCo, which would be the surviving company and become a wholly owned direct subsidiary of Invitel Holdings, and pursuant to which each share of HTCC would automatically be converted into the right to receive one American depositary share of Invitel Holdings representing one ordinary share of Invitel Holdings. On February 26, 2009, the merger and reorganization was completed and the HTCC shareholders became holders of American depositary shares of Invitel Holdings.

After completion of the reorganization, Invitel Holdings and its subsidiaries continue to conduct the business formerly conducted by HTCC and its subsidiaries. As a result of these transactions, Invitel Denmark became the successor to HTCC as the holding company for the group of companies that were subsidiaries of HTCC.

The accounting for the reorganization of HTCC, MergeCo and Invitel Holdings, which are all entities under common control, is addressed by SFAS 141. Pursuant to SFAS 141, the reorganization was accounted for at carryover basis at the date of transfer and as such, there were no changes in the historical consolidated carrying amounts of assets, liabilities and stockholders’ equity (deficit). See note 10 “Income Taxes” for further discussion.

Refinancing

On March 4, 2009 we completed a refinancing which included (i) an amendment to the existing Senior Facilities Agreement to increase the amount of credit available under such agreement, (ii) entering into two additional loan agreements and (iii) repayment of the funds borrowed under, and termination of, the Bridge Loan Agreement (the “2009 Refinancing”).

The 2009 Refinancing comprises (i) a EUR 165 million term and revolving facility (the “Amended Senior Facilities Agreement”) with our subsidiary Invitel as borrower, and our subsidiaries Matel, Invitel, Tele2 Hungary Kft., Invitel Technocom Kft., Invitel International Hungary Kft., Invitel International AG, Invitel International AG’s Turkish subsidiary and Invitel’s Romanian subsidiary as guarantors, (ii) a EUR 32.0 million subordinated term loan with our subsidiary Matel as borrower (the “Subordinated Term Loan”) and (iii) a EUR 34.1 million subordinated PIK loan from one of TDC’s affiliates to Matel (the “TDC PIK Loan” and, together with the Amended Senior Facilities Agreement and the Subordinated Term Loan, the “2009 Amended Facilities”).

The intercreditor deed entered into in connection with the existing financing was also amended and restated to take into account the 2009 Refinancing (the “Amended Intercreditor Deed”).

The Amended Senior Facilities Agreement comprises the following credit facilities (“Senior Facilities”): (i) term facilities not exceeding EUR 150 million (the “Term Facilities”), (ii) a EUR 10.0 million capex facility (also able to be drawn down in HUF) (the “Capex Facility”) to finance capital expenditures and (iii) a EUR 5.0 million revolving facility (also able to be drawn down in HUF) (the “Revolving Facility”, and each Term Facility, Capex Facility or Revolving Facility, a

“Facility”) to finance operating costs and working capital requirements, other than acquisitions of companies or businesses. The Term Facilities are available to be drawn down in EUR up to a determined amount, or in HUF, provided that the amount drawn down in HUF will be in an amount equivalent to at least EUR 25.0 million. The Term Facilities consist of amortizing term loans with a maturity date of December 31, 2011. The Capex Facility is required to be repaid in an amount up to 100% of the principal amount outstanding at its maturity on December 31, 2011. The Revolving Facility loans are required to be repaid on the last day of their respective Interest Periods (as defined in the Amended Senior Facilities Agreement).

The Senior Facilities bear interest at a rate per annum equal to the sum of the applicable margin plus EURIBOR (or BUBOR, if a loan is denominated in HUF) plus the Mandatory Cost (if any, as is defined in the Amended Senior Facilities Agreement). The applicable margin is 3.5% per annum, which may be reduced to 3.0% per annum after 12 months, if specified leverage ratios are met.

We paid customary fees to the lenders, including an arrangement fee, agency fee, security trustee fee, commitment fees and an accordion facility fee. The commitment fees are either 0.75% or 1.225% per annum of the available undrawn commitments for the relevant facility. In addition, we are obligated to pay a commitment fee of 35% per annum of the applicable margin for the Accordian Facility for the available and undrawn commitments.

We are permitted to prepay the Senior Facilities without penalty, provided that we must prepay the EUR and HUF portions of the Revolving Facility proportionately. We are required to repay all the Senior Facilities in connection with a change of control.

The Senior Facilities require us to maintain specified consolidated financial ratios, such as leverage ratios (total debt to twelve month consolidated EBITDA and senior debt to twelve month consolidated EBITDA), an interest coverage ratio (twelve month consolidated EBITDA to total debt interest charges), a fixed charge service cover (twelve month cash flow to total debt charges) and to observe certain limits on capital expenditure per year. These consolidated financial ratios were renegotiated with the banks as part of the refinancing to reflect our new financing structure and trading performance.

Under the terms of the Amended Senior Facilities Agreement, we are required to observe certain affirmative covenants, relating, but not limited to, (i) maintenance of all relevant consents, authorizations and licenses, (ii) conduct of business, (iii) authorized officers and auditors, (iv) ensuring pari passu status of obligations, (v) insurance and inspection, (vi) compliance with laws and regulations, (vii) notification of environmental claims, (viii) taxes, (ix) maintenance of a cost capitalization policy, (x) appropriate use of proceeds and (xi) entering into an agreed interest rate hedging policy.

The Amended Senior Facilities Agreement contains certain negative covenants that restrict us (subject to certain agreed upon exceptions) from, among other things, (i) creating or permitting any subsidiary to create a security interest over any part of our assets, (ii) merging or consolidating into or with any other entity, (iii) selling, transferring, leasing, lending or otherwise disposing of any assets, (iv) incurring or permitting any subsidiary to incur any financial indebtedness (including guarantees), (v) reducing any capital or purchasing any class of our shares, (vi) making any investments, including (1) loans to any person, (2) the acquisition all or a substantial part of the assets, property or business of any person, (3) the creation or acquisition of a subsidiary, (4) incurring capital expenditure other than in relation to the telecoms business or (5) acquiring any infrastructure, (vi) entering into any interest rate, currency swaps or hedging arrangements, (vii) changing the nature of our business or amending our constitutive documents,

(viii) entering into an agreement or arrangement other than on an arm’s length basis, (ix) maintaining a bank account that with any person that is not a lender under the Amended Senior Facilities Agreement, (x) paying dividends or making any repayments, prepayment or redemption of any principal under the 2004 Notes, the 2007 Notes, the Subordinated Term Loan or the TDC PIK Loan except as otherwise permitted by the Amended Senior Facilities Agreement and (xi) making payments or transfers of assets other than as permitted by the Amended Senior Facilities Agreement or the Amended Intercreditor Deed.

Our obligations under the Senior Facilities are guaranteed and collateralized by substantially the same assets as under the previously existing Facilities Agreement.

The Subordinated Term Loan has terms substantially similar to those contained in the Amended Senior Facilities Agreement, provided that financial covenants are less stringent. It ranks and is secured as per the previously existing Bridge Loan Agreement. The Subordinated Term Loan was drawn down in full on the closing date and terminates on March 31, 2012.

We paid customary fees to the lenders, including an upfront fee, an agency fee, a security trustee fee and a work fee, and are obligated to pay a commitment fee of 35% per annum of the applicable margin per annum for the available and undrawn commitment.

The Subordinated Term Loan bears interest at a rate per annum of the sum of the applicable margin plus EURIBOR plus Mandatory Costs, if any (as defined in the definitive Subordinated Term Loan Agreement). The applicable margin is 12% per annum increasing to 13.5% per annum after 24 months.

In addition, the Subordinated Term Loan contains certain prepayment events, such as prepayment on a change of control. The Subordinated Term Loan also can be prepaid using a drawdown under an accordion facility in the Amended Senior Facilities Agreement if at least EUR 5.0 million in prepayment or repayment has been made under the Senior Facilities, and subject to certain conditions.

The TDC PIK Loan was entered into by Matel as borrower, Invitel Holdings A/S as parent and TDCH III ApS, an affiliate of TDC A/S, as lender. The TDC PIK Loan ranks behind the Amended Senior Facilities Agreement, the Subordinated Term Loan, the 2004 Notes and the 2007 Notes and is unsecured. The entering into the TDC PIK Loan was a condition precedent to the Amended Senior Facilities Agreement and the Subordinated Term Loan. The TDC PIK Loan was drawn down in full two days before the closing date and has a maturity date of March 1, 2013.

The TDC PIK Loan bears interest at a rate of 20% per annum above EURIBOR and, if requested by the lender, the interest accrued will be capitalized. If the lender does not request that the interest accrued be capitalized, then the borrower must pay to the lender, the accrued interest in full together with a fee equal to the amount the lender would have received had such interest been capitalized. The borrower must also pay an additional repayment fee of 4.5% of the principal amount of the loan prepaid or repaid.

The TDC PIK Loan contains an undertaking whereby after the Amended Senior Facilities Agreement and the Subordinated Term Loan have been discharged or their prepayment has been waived, the borrower and the parent undertake that they will use the proceeds of any issue of shares, securities convertible into shares or other equity or debt instruments (or any other raising of debt finance) by the parent or any of its subsidiaries which is a holding company of the borrower to prepay the TDC PIK Loan.

The receivable under the TDC PIK Loan was assigned by the lender in favor of BNP Paribas Trust Corporation UK Limited as Security Trustee as security for the Amended Senior Facilities Agreement and the Subordinated Term Loan.

The TDC PIK Loan may be refinanced in the future with equity provided by TDC and/or third parties, including pursuant to a public offering (which could include an offering to existing shareholders pursuant to a rights issue or otherwise).

Currency Option Transactions

The financial covenants contained in our debt agreements are primarily EUR based. Since approximately 75% of our revenue and most of our expenses are HUF based, we face additional foreign exchange rate risk when we convert our revenue and expenses into EUR in order to determine whether we are in compliance with our financial covenants. Failure to comply with these covenants could lead to a default and an acceleration of our debt obligations. In order to limit our risk of non-compliance, we entered into several foreign currency option transactions with BNP Paribas and Calyon on March 6, 2009. For an aggregate premium of EUR 4.2 million, the currency option transactions mitigate the risk of a significant devaluation of the HUF versus the EUR through March 2010. If the average EUR/HUF exchange rate during certain designated trading periods, as described in the table below, were to significantly rise due to a devaluation of the HUF over such designated trading periods (above a EUR/HUF exchange rate of 350 or 370), the banks would owe us a cash settlement being the put (HUF) notional amount multiplied by the amount which the average exchange rate is higher than the strike price divided by the strike price.

Period hedged	Call currency amount (EUR millions)	Put currency amount (HUF millions)	Strike Price (HUF/EUR)	Calculation start date	Calculation end date	Settlement date
2009 Q1	6.6	2 325.0	350.00	1 April 09	26 June 09	30 June 09
2009 Q1	11.1	3 875.0	350.00	1 April 09	26 June 09	30 June 09
2009 Q2	22.6	7 900.0	350.00	1 July 09	28 Sept 09	30 Sept 09
2009 Q3	21.9	8 100.0	370.00	1 Oct 09	28 Dec 09	30 Dec 09
2010 Q1	13.3	4 937.5	370.00	4 Jan 10	29 Mar 10	31 Mar 10
2010 Q1	8.0	2 962.5	370.00	4 Jan 10	29 Mar 10	31 Mar 10

HUNGARIAN TELEPHONE AND CABLE CORP. AND SUBSIDIARIES

Schedule of Quarterly Financial Data (unaudited)

(In thousands, except per share data)

Fiscal 2008 quarters ended:	December 31		September 30	June 30	March 31
Revenue	$122,368	(2)	$153,083	$148,060 (1)	$131,462
Cost of sales	51,392	(2)	61,846	59,533 (1)	55,659
Income from operations	8,653		28,500	21,431	22,484
Net loss attributable to common stockholders	(25,297)		(20,122)	(27,815)	3,998
Earnings (loss) per share:
Basic	$(1.54	) *	$(1.23)	$(1.69)	$0.24	(3)
Diluted	$(1.54	) *	$(1.23)	$(1.69)	$0.24	(3)

*	The sum of quarterly earnings per share amounts may not equal the annual amounts because of changes in the weighted average number of shares outstanding during the year.
(1)	The increase in revenue and cost of sales in the second quarter of 2008 is due to the Memorex Acquisition on March 5, 2008 from which date the results of Memorex are consolidated.
(2)	The decrease in revenue and cost of sales in the fourth quarter of 2008 is due to the weakening of the Hungarian Forint against the U.S. dollar. In HUF terms, revenue and cost of sales show an increase compared to the previous quarters.
(3)	The gain attributable to common stockholders in the first quarter of 2008 is due to a gain of $29.1 million arising from the fair value change of hedges entered into in connection with the Invitel Acquisition.

HUNGARIAN TELEPHONE AND CABLE CORP. AND SUBSIDIARIES

Schedule of Quarterly Financial Data (unaudited)

(In thousands, except per share data)

Fiscal 2007 quarters ended:	December 31		September 30	June 30		March 31
Revenue	$127,066	(5)	$116,139	$92,850	(4)	$49,138
Cost of sales	64,672	(5)	57,455	41,710	(4)	20,715
Income from operations	16,726	(5)	13,306	9,470	(4)	6,685
Net loss attributable to common stockholders	(14,547)		(11,182)	(16,165)		(54,677	) (6)
Earnings (loss) per share:
Basic	$(0.89)		$(0.68)	$(1.00)		$(4.22	) *
Diluted	$(0.89)		$(0.68)	$(1.00)		$(4.22	) *

*	The sum of quarterly earnings per share amounts may not equal the annual amounts because of changes in the weighted average number of shares outstanding during the year.
(4)	The increase in revenue, cost of sales and income from operations in the second quarter in 2007 is due to the Invitel Acquisition on April 27, 2007 from which date Invitel’s results are consolidated.
(5)	The increase in revenue, cost of sales and income from operations in the fourth quarter in 2007 is due to the Tele2 Hungary Acquisition on October 18, 2007 from which date Tele2 Hungary’s results are consolidated.
(6)	The loss attributable to common stockholders in the first quarter in 2007 is due to a loss of $15.1 million related to the change in the fair value of warrants that were held by TDC and the loss of $44.3 million arising from the fair value change of hedges entered into in connection with the Invitel Acquisition.

HUNGARIAN TELEPHONE AND CABLE CORP. AND SUBSIDIARIES

Schedule I – Condensed Financial Statements of Registrant

Hungarian Telephone and Cable Corp.

Condensed Balance Sheets

(In thousands, except share data)

	2008	2007
Assets
Cash and cash equivalents	$172	$224
Amounts due from subsidiary	262	2,969
Current deferred tax asset	—	—
Prepayments and accrued income	81	119
Other current assets	10	10

Total current assets	525	3,322

Investment in subsidiary and affiliates	—	45,934
Long-term loan to subsidiary	—	177

Total assets	$525	$49,433

Liabilities and Stockholders’ Equity (Deficit)
Accounts payable and accruals	$3,047	$2,305
Due to related parties	4,747	4,914

Total current liabilities	7,794	7,219

Stock-based compensation	2,126	6,070
Warrants	—	—
Long-term debt	—	—

Total liabilities	9,920	13,289

Commitments and contingencies	—	—

Redeemable equity securities	15,049	15,049

Stockholders’ equity (deficit):
Cumulative Convertible Preferred stock, $.01 par value; $70.00 liquidation value. Authorized 200,000 shares; issued and outstanding 30,000 shares in 2008 and 2007	—	—
Common stock, $.001 par value. Authorized 25,000,000 shares; issued and outstanding 15,487,183 shares in 2008 and 15,471,950 shares in 2007	15	15
Additional paid-in capital	193,013	193,013
Accumulated deficit	(225,352)	(188,298)
Accumulated other comprehensive income	7,880	16,365

Total stockholders’ equity (deficit)	(24,444)	21,095

Total liabilities and stockholders’ equity (deficit)	$525	$49,433

See accompanying notes to Condensed Financial Statements.

HUNGARIAN TELEPHONE AND CABLE CORP. AND SUBSIDIARIES

Schedule I – Condensed Financial Statements of Registrant

Hungarian Telephone and Cable Corp.

Condensed Statements of Operations

Years ended December 31, 2008, 2007 and 2006

(In thousands, except share and per share data)

	2008	2007	2006
Management services revenues	$2,169	$6,542	$7,421

Operating expenses:
Operating and maintenance expenses	5,985	9,266	6,094
Stock based compensation expense (benefit)	(3,944)	(1,319)	373
Depreciation and amortization	—	—	—

Total operating expenses	2,041	7,947	6,467

Income (loss) from operations	128	(1,405)	954

Other income (expenses):
Foreign exchange gains (losses), net	266	1	1,310
Interest expense	(1)	(911)	(3,484)
Interest income	2	303	849
Gains (losses) from fair value changes of derivative financial instruments	—	(3,552)	—
Gains (losses) from fair value change of warrants	—	(15,075)	3,300
Equity in earnings (losses) of subsidiaries	(37,449)	(75,833)	13,971

Net income (loss) before income taxes	(37,054)	(96,472)	16,900

Income tax (expense) benefit	—	—	—

Net income (loss) before cumulative effect of change in accounting principle	$(37,054)	$(96,472)	$16,900
Cumulative effect of change in accounting principle	—	—	(373)

Net income (loss)	$(37,054)	$(96,472)	$16,527

Cumulative convertible preferred stock dividends	(105)	(99)	(105)

Net income (loss) attributable to common stockholders	$(37,159)	$(96,571)	$16,422

See accompanying notes to Condensed Financial Statements.

HUNGARIAN TELEPHONE AND CABLE CORP. AND SUBSIDIARIES

Schedule I – Condensed Financial Statements of Registrant

Hungarian Telephone and Cable Corp.

Condensed Statements of Cash Flows

Years Ended December 31, 2008, 2007 and 2006

(In thousands)

	2008	2007	2006
Net cash provided by (used in) operating activities	$(52)	(13,337)	84

Cash flows from investing activities:
Acquisition of subsidiaries	—	—	—
Proceeds from sale of interest in affiliates	—	—	—
Acquisition of interests in affiliates	—	—	—

Net cash provided by (used in) investing activities	—	—	—

Cash flows from financing activities:
Provision of inter-company loan to subsidiary	—	—	—
Repayment of inter-company loan from subsidiary	—	13,014	—
Other	—	(1)	—
Proceeds from inter-company loan repayment	—	—	—
Preferred stock dividends paid	—	—	—
Proceeds from exercise of stock options	—	—	—

Net cash (used in) provided by financing activities	—	13,013	—

Net increase (decrease) in cash and cash equivalents	(52)	(324)	84

Cash and cash equivalents at beginning of the year	224	548	464

Cash and cash equivalents at end of the year	$172	224	548

See accompanying notes to Condensed Financial Statements.

HUNGARIAN TELEPHONE AND CABLE CORP. AND SUBSIDIARIES

Schedule I – Condensed Financial Statements of Registrant

Hungarian Telephone and Cable Corp.

Notes to Condensed Financial Statements

Years Ended December 31, 2008, 2007 and 2006

(1)	Description of Business and Other Related Matters

The accompanying condensed financial statements of Hungarian Telephone and Cable Corp. (“HTCC” or the “Registrant”) have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In preparing the financial statements, management is required to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those estimates.

HTCC’s only source of cash is payments under its management service agreements and dividends, if any, from its subsidiaries (the “subsidiaries”). The subsidiaries’ ability to pay dividends or make other capital distributions to HTCC is governed by applicable law, and is significantly restricted by certain obligations of the subsidiaries. The subsidiaries and/or borrowers and or guarantors under a banking credit facility and Note Indentures which provide that the subsidiaries can only make distributions to HTCC for limited purposes and under restrictive conditions.

The condensed financial statements should be read in conjunction with the consolidated financial statements of Hungarian Telephone and Cable Corp. and its subsidiaries as of December 31, 2008 and 2007, and for the years ended December 31, 2008, 2007, and 2006, including the notes thereto, set forth in the Company’s consolidated financial statements.

(2)	Subsequent Events

On February 24, 2009 at a special meeting, the stockholders of HTCC approved the adoption of an agreement and plan of merger among HTCC, Invitel Sub LLC, a Delaware limited liability company (“MergeCo”), and Invitel Holdings A/S, a Danish company (“Invitel Holdings”), whereby HTCC would effectively change its place of incorporation from Delaware to Denmark by merging HTCC with and into MergeCo, which would be the surviving company and become a wholly owned direct subsidiary of Invitel Holdings, and pursuant to which each share of HTCC would automatically be converted into the right to receive one American depositary share of Invitel Holdings representing one ordinary share of Invitel Holdings. On February 26, 2009, the merger and reorganization was completed and the HTCC shareholders became holders of American depositary shares of Invitel Holdings.

After completion of the reorganization, Invitel Holdings and its subsidiaries continue to conduct the business formerly conducted by HTCC and its subsidiaries. As a result of these transactions, Invitel Denmark became the successor to HTCC as the holding company for the group of companies that were subsidiaries of HTCC.

HUNGARIAN TELEPHONE AND CABLE CORP. AND SUBSIDIARIES

Schedule II – Valuation Accounts

DESCRIPTION	Balance at the Beginning of Year	Allowance Acquired on Acquisition	Allowance for Bad Debt Expense, Net of Write Offs	Translation Adjustment	Balance at the End of Year
Allowance for doubtful accounts receivable

Year ended December 31, 2006	$3,798,000	—	$1,480,000	$330,000	$5,608,000
Year ended December 31, 2007	$5,608,000	$14,583,000	$(3,672,000)	$1,114,000	$17,633,000
Year ended December 31, 2008	$17,633,000	$5,653,000	$(5,503,000)	$(1,460,000)	$16,323,000

DESCRIPTION	Balance at the Beginning of Year	Movement During Period	Translation Adjustment	Balance at the End of Year
Allowance for deferred tax assets

Year ended December 31, 2006	$14,913,000	$161,000	—	$15,074,000
Year ended December 31, 2007	$15,074,000	$33,363,000	(583,000)	$47,854,000
Year ended December 31, 2008	$47,854,000	$32,139,000	(270,000)	$79,723,000

INIVITEL HOLDINGS A/S

Index to Exhibits*

Exhibit No.	Description
3(iii)	Articles of Association of Invitel Holdings A/S

10.7	Employment Agreement, as amended to date between the Company and Peter T. Noone

10.8	Summary of Board of Directors Compensation

10.13	Form of Amended and Restated Facilities Agreement dated as of March 4, 2009 between Invitel Zrt., as Borrower; Magyar Telecom B.V. and certain subsidiaries as Guarantors; BNP Paribas and Calyon as Coordinators; BNP Paribas, Calyon and Nordea Bank as Arrangers; certain other Banks and Financial Institutions; BNP Paribas and BNP Paribas, Hungary Branch as the Agents; and BNP Paribas Trust Corporation UK Limited as Security Trustee

10.14	Form of Third Supplemental Agreement dated as of March 4, 2009 (relating to the Facilities Agreement) between Invitel Zrt., as Borrower; Magyar Telecom B.V. and certain subsidiaries as Guarantors; BNP Paribas and Calyon as Coordinators; certain other Banks and Financial Institutions; BNP Paribas, Calyon and Nordea Bank as Arrangers; BNP Paribas and BNP Paribas, Hungary Branch as the Agents; and BNP Paribas Trust Corporation UK Limited as Security Trustee

10.15	Form of Subordinated Loan Agreement dated as of March 4, 2009 between Magyar Telecom B.V. as Borrower and Parent; certain subsidiaries as Guarantors; BNP Paribas and Calyon as Coordinators; BNP Paribas and Calyon as Arrangers; BNP Paribas and Calyon as Original Lenders; BNP Paribas as Facility Agent; and BNP Paribas Trust Corporation UK Limited as Security Trustee

10.16	Form of Loan Agreement dated as of March 4, 2009 between Magyar Telecom B.V. as Borrower; TDCH III ApS as Lender; and Invitel Holdings A/S as Parent

10.17	Form of Amended and Restated Intercreditor Deed dated as of March 4, 2009 among Magyar Telecom B.V. as Issuer; certain subsidiaries as Original Obligors and Original Subordinated Shareholder Creditors; BNP Paribas and Calyon as Coordinators; BNP Paribas, Calyon and Nordea Bank as Arrangers; BNP Paribas as Senior Agent; BNP Paribas, Hungary Branch as HUF Agent; BNP Paribas Trust Corporation UK Limited as Security Trustee; The Bank of New York as HY Note Trustee; BNY Corporate Trustee Services Limited as FRN Note Trustee; and BNP Paribas as Subordinated Loan Agent

10.18	Form of Third Supplemental Deed dated as of March 4, 2009 (relating to an Intercreditor Deed) among Magyar Telecom B.V. as Issuer; Invitel Zrt.; Magyar Telecom B.V. and certain of its subsidiaries as Obligors; BNP Paribas and Calyon as Coordinators; BNP Paribas as Senior Agent; BNP Paribas, Hungary Branch as HUF Agent; BNP Paribas Trust Corporation UK Limited as Security Trustee; BNP Paribas, Calyon and Nordea Bank as Arrangers; The Bank of New York as HY Note Trustee; BNY Corporate Trustee Services Limited as FRN Note Trustee; BNP Paribas as Subordinated Loan Agent; and certain other parties

21	Subsidiaries

23.1	Consent of PricewaterhouseCoopers Kft.

23.2	Consent of KPMG Hungaria Kft.

31.1	Certification of Martin Lea, President and Chief Executive Officer, required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

31.2	Certification of Robert Bowker, Chief Financial Officer, required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

32.1	Certification of Martin Lea, President and Chief Executive Officer, required by Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. 1350

32.2	Certification of Robert Bowker, Chief Financial Officer, required by Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. 1350

*	The other exhibits listed in the List of Exhibits in the Report on Form 20-F have been incorporated by reference into such Report.