Form 20-F
period 2009-12-31
Invitel Holdings A/S
filed 2010-06-24
CIK 1450598

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934

Commission file number 000-53587

INVITEL HOLDINGS A/S

(Exact name of Registrant as specified in its charter)

Denmark

(Jurisdiction of incorporation or organization)

Puskas Tivadar u. 8-10, H-2040 Budaors, Hungary

(Address of principal executive offices)

Robert Bowker

Chief Financial Officer, Invitel Holdings A/S

Puskas Tivadar u. 8-10

H-2040 Budaors, Hungary

Telephone: (011) 361-801-1374

Facsimile: (011) 361-801-1555

(Name, Telephone, Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares of EUR 0.01 each American Depository Shares, each representing one Ordinary Share, EUR 0.01 per Ordinary Share	None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 16,725,733 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes     ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☒  Yes    ☐  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐  Large accelerated filer    ☐  Accelerated filer    ☒  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

INTRODUCTION

On February 8, 2010, Invitel Holdings A/S (“Invitel Holdings” or the “Company”) filed Form 25 with the Securities and Exchange Commission (the “SEC”) and the NYSE Amex Stock Exchange (the “NYSE Amex”) to delist Invitel Holdings’ American Depositary Shares (ADS) from the NYSE Amex. The NYSE Amex removed Invitel Holdings’ ADSs from the NYSE Amex as of close of trading on February 17, 2010.

Invitel Holdings is a “foreign private issuer” as defined in Rule 3b-4 of the General Rules and Regulations Under the Securities Exchange Act of 1934. As a foreign private issuer, Invitel Holdings is required to file with the SEC annual reports on Form 20-F.

On April 2, 2010, Invitel Holdings filed Form 15 with the SEC which will enable Invitel Holdings to deregister from the SEC and to cease reporting under the Securities Exchange Act of 1934, as amended. Upon the filing of the Form 15, the obligation of Invitel Holdings to file periodic reports with the SEC under the Exchange Act was suspended immediately. The deregistration will be effective 90 days after the filing (July 2, 2010), unless the Form 15 is earlier withdrawn by Invitel Holdings or denied by the SEC. Invitel Holdings reserves the right to withdraw the filing of the Form 15 for any reason prior to its effectiveness.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Our consolidated financial statements included in this Report are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). See “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” for further discussion.

FORWARD-LOOKING STATEMENTS

This Report on Form 20-F contains forward-looking statements. Statements that are not historical facts are forward-looking statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on our estimates and assumptions and are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied in the statements. Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) are only predictions or statements of current plans, which we review continuously. For all forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

The following important factors, along with those factors discussed elsewhere in this Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission, could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements:

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

•	Our ability to effectively manage and otherwise monitor our operations, costs, regulatory compliance and service quality;

•	Changes in consumer preferences for different telecommunication technologies, including trends toward mobile and cable substitution;

•	Our ability to generate growth or profitable growth;

•	Material changes in available technology and the effects of such changes including product substitutions and deployment costs;

•	Our ability to retain key employees;

•	Political changes in Hungary;

•	Changes in exchange rates;

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

You should consider these important factors in evaluating any forward-looking statements in this Report on Form 20-F or otherwise made by us or on our behalf. We urge you to read this entire Report for a more complete discussion of the factors that could affect our future performance, the Hungarian and Central and South Eastern European telecommunications industry and Hungary in general. In light of these risks, uncertainties and assumptions, the events described or suggested by the forward-looking statements in this Report may not occur.

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

CERTAIN DEFINITIONS

In this Report, unless indicated otherwise in this report or the context requires otherwise, the following definitions shall apply:

American Depositary Shares (ADS). A security that allows shareholders in the United States to hold and trade interests in foreign-based companies more easily. ADSs are often evidenced by certificates known as American depositary receipts, or ADRs. Invitel Holdings is a Danish corporation that issues Ordinary Shares. Each Invitel Holdings ADS represents one Invitel Holdings Ordinary Share.

Common Stock. The common stock of Hungarian Telephone and Cable Corp., par value $0.001.

Company. (Invitel Holdings A/S, together with its consolidated subsidiaries (as successor to Hungarian Telephone and Cable Corp., and its consolidated subsidiaries).

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

Euroweb Romania. S.C. EuroWeb Romania S.A., a joint stock company incorporated in Romania and whose registered office is at 102 Lipscani Street (Nouveau Center), building A, 3rd floor, Bucharest, Romania, and an indirect subsidiary of Invitel Holdings.

forint or HUF. The Hungarian forint, which is the lawful currency of the Republic of Hungary.

Group. All subsidiaries are majority owned and controlled subsidiaries of Invitel Holdings.

historical concession area. Each of the 54 geographically defined concessions areas for local public fixed line voice telephony service in Hungary which, prior to 2002, were served by local telephone operators with exclusive rights and responsibilities for providing local fixed line telecommunications services.

Holdco I. HTCC Holdco I B.V., a company incorporated in the Netherlands, and an indirect subsidiary of Invitel Holdings.

Holdco II. HTCC Holdco II B.V., a company incorporated in the Netherlands, and an indirect subsidiary of Invitel Holdings.

HTFI. Hungarian Telecom Finance International Limited, a company controlled by Mid Europa.

HTCC. Hungarian Telephone and Cable Corp., a Delaware company and the parent company prior to the Reorganization. HTCC was merged out of existence following the completion of the Reorganization merger and is succeeded by Invitel Holdings.

Hungarian Telecom refers to Hungarian Telecom (Netherlands) Cooperatief U.A., a cooperative association organized under the laws of The Netherlands and a company controlled by Mid Europa.

Hungarotel. Hungarotel Távközlési Zrt., a Hungarian company, which was an indirect subsidiary of HTCC until it merged into Invitel effective January 1, 2008.

Hungarotel historical concession areas. The areas in which Hungarotel operated five telecommunications concessions granted by the Hungarian government on an exclusive basis until 2002.

Indentures. The indenture governing the senior secured notes due 2016 issued by Matel. and the indenture governing the senior floating rate notes due 2013, issued by Holdco II.

International Business. Our international wholesale business which includes Invitel International AG (including the Invitel International AG Subsidiaries), Invitel International Hungary and Euroweb Romania.

Invitel. Invitel Távközlési Zrt., a Hungarian company, and an indirect subsidiary of Invitel Holdings.

Invitel Acquisition. The acquisition by HTCC of Matel Holdings and its direct and indirect subsidiaries, including its principal operating subsidiaries Invitel and Euroweb, which acquisition was completed on April 27, 2007.

INVITEL GmbH. AT-INVITEL GmbH, a limited liability company incorporated in Austria and whose registered office is at Ortsstrasse 24, 2331 Vösendorf, Austria, and an indirect subsidiary of Invitel Holdings.

Invitel historical concession areas. The areas in which Invitel operated nine telecommunications concessions granted by the Hungarian government on an exclusive basis until 2002.

Invitel Holdings. Invitel Holdings A/S, a Danish company, and the parent company (as successor to Hungarian Telephone and Cable Corp.) following the Reorganization.

Invitel Holdings ADSs. The American Depositary Shares or ADSs that represent Invitel Holdings’ ordinary shares. Each Invitel Holdings’ ADS represents one Invitel Holdings ordinary share.

Invitel International AG. Invitel International AG, a joint stock company incorporated in Austria and whose registered office is at Ortsstrasse 24, 2331 Vösendorf, Austria, and an indirect subsidiary of Invitel Holdings. Memorex Telex Communications AG was renamed Invitel International AG effective July 25, 2008. Invitel International AG directly owns (i) 100% of the issued share capital of Invitel International SK, s.r.o., a limited liability company incorporated in the Slovak Republic and whose registered office is at Haanova 12, 851 04 Bratislava, Slovak Republic (“Invitel Slovakia”); (ii) 99.93% of the issued share capital of MTCTR Memorex Telekomünikasyon Sanayi ve Ticaret Limited Sirketi, a limited liability company incorporated in Turkey and whose registered office is at Eski Büyükdere, Caddesi 29, Bilek is Merkezi Kat: 7, TR-34416 4. Levent, Istanbul, Turkey (“Memorex Turkey”); (iii) 100% of the issued share capital of Memorex Telex Communications UA Ltd., a limited liability company incorporated in the Ukraine and whose registered office is at Akademika Zabolotnogo str. 20-A, UA - 03187 Kiev, Ukraine (“Memorex Ukraine”); (iv) 100% of the issued share capital of Invitel International Italia S.R.L, a limited liability company incorporated in Italy and whose registered office is at Via F.lli Campi, 20135 Milano, Italy (“Invitel Italy”); (v) 100% of the issued share capital of Invitel International Bulgaria EOOD, a limited liability company incorporated in Bulgaria and whose registered office is at 85-87, Todor Aleksandrov blvd., floor 2, office 2B, 1303 Sofia, Bulgaria (“Invitel Bulgaria”); (vi) 100% of the issued share capital of Invitel International CZ s.r.o., a limited liability company incorporated in the Czech Republic and whose registered office is at Seřadiště 65/7 101 00, Prague, 10 Czech Republic (“Invitel Czech Republic”); (vii) 100% of the issued share capital of Invitel Telecom d.o.o. Beograd, a limited liability company incorporated in Serbia and whose registered office is at 64a Bulevar AVNOJ-a, Belgrad, Serbia (“Invitel Serbia”); and (viii) 100% of the issued share capital of Invitel Telekomunikacije d.o.o., a limited liability company incorporated in Slovenia and whose registered office is at Zelezna Cesta 8a 1000 Ljubljana, Slovenia (“Invitel Slovenia” and together with Invitel Slovakia, Memorex Turkey, Memorex Ukraine, Invitel Italy, Invitel Bulgaria, Invitel Czech Republic and Invitel Serbia, the “Invitel International AG Subsidiaries”).

Invitel International Hungary. Invitel International Hungary Kft, a limited liability company incorporated in Hungary and whose registered office is at Budaörs, Puskás Tivadar utca 8-10, H-2040 Hungary, and an indirect subsidiary of Invitel Holdings.

Invitel Technocom. Invitel Technocom Kft, a Hungarian company, and an indirect subsidiary of Invitel Holdings. PanTel Technocom Kft. was renamed Invitel Technocom Kft. effective January 1, 2008.

Invitel Telecom. Invitel Telecom Kft., a Hungarian company, which was an indirect subsidiary of Invitel Holdings until it merged into Invitel effective June 30, 2009.

Magyar Telekom refers to Magyar Telekom Nyrt., the largest provider of fixed line telecommunications services in Hungary, which is listed on both the Budapest Stock Exchange and the New York Stock Exchange, and whose parent company is Deutsche Telekom AG (which owns 59.2% of Magyar Telekom).

Matel. Magyar Telecom B.V., a company incorporated in The Netherlands, and an indirect subsidiary of Invitel Holdings.

Matel Holdings. Matel Holdings N.V., a company incorporated in The Netherlands Antilles, and an indirect subsidiary of Invitel Holdings.

Memorex. Memorex Telex Communications AG, an Austrian company, together with its consolidated subsidiaries. Memorex Telex Communications AG was renamed Invitel International AG effective July 25, 2008.

Memorex Acquisition. The acquisition by HTCC of 95.7% of the outstanding equity of Memorex, which acquisition was completed on March 5, 2008. We acquired the remaining minority interest on August 28, 2008.

Memorex Subsidiaries. The consolidated subsidiaries of Memorex (now Invitel International AG Subsidiaries).

Mid Europa or MEP. Refers to Mid Europa Partners Limited and any investment fund or vehicle advised, sponsored or managed directly or indirectly by Mid Europa Partners Limited, including Hungarian Telecom and HTFI.

Notes. The senior secured notes due 2016 issued by Matel and the senior floating rate notes due 2013, issued by Holdco II.

NHH. The Hungarian National Communications Authority.

our historical concession areas or the Company’s historical concession areas. The Hungarotel historical concession areas and the Invitel historical concession areas combined.

Ordinary Shares. The ordinary shares issued by Invitel Holdings with a nominal value of EUR 0.01 each.

PanTel. PanTel Távközlési Kft., a Hungarian company, which was an indirect subsidiary of HTCC until it merged into Invitel effective January 1, 2008.

PanTel Technocom. PanTel Technocom Kft, a Hungarian company, and an indirect subsidiary of Invitel Holdings. PanTel Technocom Kft. was renamed Invitel Technocom Kft. effective January 1, 2008.

Registrant. Refers to Invitel Holdings as successor to HTCC.

Reorganization. The Reorganization completed on February 26, 2009 pursuant to which HTCC effectively changed its place of incorporation from Delaware to Denmark by merging HTCC with and into a wholly owned subsidiary of Invitel Holdings, a newly formed company in Denmark that we created for the purpose of the Reorganization. Each share of HTCC was converted into the right to receive one American Depositary Share of Invitel Holdings. After completion of the Reorganization, Invitel Holdings and its subsidiaries continue to conduct the business formerly conducted by HTCC and its subsidiaries.

Report. This annual report on Form 20-F for the fiscal year ended December 31, 2009.

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

Tele2 Hungary. Tele2 Magyarország Kft., a Hungarian company, which was an indirect subsidiary of Invitel Holdings, subsequently renamed Invitel Telecom Kft. effective January 1, 2008 and merged into Invitel effective June 30, 2009.

Tele2 Hungary Acquisition. The acquisition by the Company of Tele2 Hungary, which acquisition was completed on October 18, 2007.

U.S. dollar, USD or $. The U.S. dollar, which is the lawful currency of the United States of America.

V-holding. V-holding Tanácsadó Zrt., a Hungarian company, which was an indirect subsidiary of HTCC until it merged into Invitel effective January 1, 2008.

we, us and our. Refers to the Invitel Holdings and its subsidiaries, as the case may be.

In addition, at the end of the document we have included a glossary of certain technical terms used in this Report under the heading “Glossary of Terms”.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3A. Selected Financial Data

For the years ended December 31, 2009 and 2008, we have prepared our consolidated financial statements in accordance with IFRS as issued by the IASB.

Until December 31, 2008, Invitel Holdings’ (through its predecessor company, HTCC) consolidated financial statements were prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). We have therefore restated our consolidated financial information as of January 1, 2008 and December 31, 2008 for the year ended December 31, 2008, in accordance with IFRS 1, on “First Time Adoption of IFRS”, and financial information set forth in this Report for the year ended December 31, 2008, differs from information previously published. Transition from reporting under U.S. GAAP to IFRS is set forth in Note 32 to our consolidated financial statements. As a first-time adopter of IFRS at January 1, 2009, Invitel Holdings’ (through its predecessor company, HTCC) has followed the guidance described in IFRS 1. The options selected for the purpose of the transition to IFRS are described in the Notes to the consolidated financial statements. Impacts of the transition on the balance sheet at January 1, 2008, the income statement for the year ended December 31, 2008, and the balance sheet at December 31, 2008, are presented and commented upon in Note 32 to our consolidated financial statements.

The following tables provide a summary of the consolidated financial statements of Invitel Holdings as of and for the years ended December 31, 2009 and 2008. The audited consolidated financial statements at and for the years ended December 31, 2009 and 2008 appear at the end of this Report. On February 24, 2009 at a special meeting, the stockholders of HTCC approved the adoption of an agreement and plan of merger among HTCC and Invitel Holdings whereby HTCC effectively changed its place of incorporation from Delaware to Denmark by effectively merging HTCC with and into Invitel Holdings. As a result of these transactions, Invitel Holdings became the successor to HTCC. The accounting for the reorganization was accounted for as a transaction between entities under common control at predecessor value basis and as such, there were no changes in the historical consolidated carrying amounts of assets, liabilities and stockholders’ equity / (deficit) in the consolidated financial statements. The consolidated income statement and statement of comprehensive income / (loss), cash flow statement and changes in equity for the year ended December 31, 2009 include the combined results of HTCC from January 1, 2009 to February 26, 2009 and Invitel Holdings from February 27, 2009 to December 31, 2009.

The summary consolidated financial information presented here as of and for the years ended December 31, 2009 and 2008 should be read in conjunction with the audited consolidated financial statements of Invitel Holdings as of and for the years ended December 31, 2009 and 2008 and the accompanying notes thereto included elsewhere in this Report. The consolidated financial statements and the accompanying notes thereto have been prepared in accordance with IFRS.

We are in the process of selling our International Business which includes Invitel International AG and its subsidiaries, AT-Invitel GmbH, Invitel International Hungary Kft and Euroweb Romania. Accordingly, the International Business was classified as discontinued operations and our remaining business (hereinafter referred to as “Continuing Operations”) was shown as continuing operations in our consolidated income statement for the years ended December 31, 2009 and 2008.

Non-GAAP and Non-IFRS Financial Measures

EBITDA, adjusted EBITDA, segment gross margin and the related ratios presented in this Report are supplemental measures of performance and liquidity that are not required by, or presented in accordance with, U.S. GAAP or IFRS. We present non-U.S. GAAP and non-IFRS measures because we believe that they and similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-U.S. GAAP and non-IFRS measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP or IFRS. Furthermore, EBITDA, adjusted EBITDA, segment gross margin, net debt and leverage and coverage ratios are not measurements of our financial performance or liquidity under U.S. GAAP or IFRS and should not be considered as an alternative to net profit or any other performance measures derived in accordance with U.S. GAAP or IFRS or as an alternative to cash flow from operating, investing or financing activities as a measure of our liquidity as derived in accordance with U.S. GAAP or IFRS.

Continuing Operations

We encourage you to read the information contained in this section in conjunction with “Item 5. Operating and Financial Review and Prospects”.

	Continuing Operations(1) For the year ended December 31,
	2009	2008
	(€ in millions)	(€ in millions)

Statement of Operations Data:
Total operating revenue	210.0	265.9
Segment gross margin (unaudited)(2)	171.4	207.4
Segment gross margin (%) (unaudited)	82%	78%
Operating expenses	(73.3)	(94.9)
Depreciation, amortization and impairment	(100.1)	(76.1)

Income / (loss) from operations	(2.0)	36.4
Net financial expenses(3)	(122.8)	(85.6)

Income / (loss) before tax	(124.8)	(49.2)
Income taxes expense	10.5	(3.7)

Income / (loss) after tax	(114.3)	(52.9)

Number of weighted average shares:
Basic	16,681,349	16,422,390
Diluted	16,687,146	16,910,462

Earnings per share of continuing operations:
Basic	(6.85)	(3.22)
Diluted	(6.85)	(3.22)

Balance Sheet Data (2008 is unaudited):
Cash and cash equivalents	50.1	28.6
Net working capital(4)	(25.7)	(73.2)
Total assets	590.1	875.7

	Continuing Operations(1) For the year ended December 31,
	2009	2008
	(€ in millions)	(€ in millions)

Cash-pay third party debt(5)	466.4	544.8
Related party subordinated loan(6)	288.5	—
Share capital	0.2	—
Total equity(7)	(130.5)	(38.7)

Other Data (unaudited):
EBITDA(8)	98.1	112.5
Adjusted EBITDA(9)	104.8	129.8
Capital expenditures(10)	38.9	44.8
Net cash-pay interest expense(11)	(53.3)	(66.4)
Net cash-pay third party debt(12)	416.3	516.2

(1)	The Continuing Operations represents our remaining business following the decision of our Board of Directors on December 18, 2009 to sell our International Business which was classified as discontinued operations in our consolidated income statement for the years ended December 31, 2009 and 2008. For further discussion on discontinued operations see note 4 “Assets Classified as Held-for-Sale and Discontinued Operations” in the notes to the consolidated financial statements.
(2)	We define segment gross margin as segment revenue minus segment cost of sales for each of our operating segments. Segment gross margin is not a measurement of financial performance under IFRS and should not be considered as an alternative to net income or to cash flow from operating, investing or financing activities, as a measure of liquidity or an indicator of our operating performance or any other measures of performance derived in accordance with IFRS. Management uses segment gross margin as a tool for various purposes including measuring and evaluating our financial and operational performance, making compensation decisions, planning and budgeting decisions and financial planning purposes. We believe that the presentation of segment gross margin is useful for investors because it reflects management’s view of core operations and cash flow generation upon which management bases financial, operational and planning decisions and presents measurements that investors and their lending banks have indicated to management are important in assessing us and our liquidity. For a description of the reconciliation of segment gross margin to income from operations, see “Item 5. Operating and Financial Review and Prospects”.
(3)	Net financial expenses include interest income, interest expense (including amortization of bond discount and deferred borrowing costs), net foreign exchange gains / losses, gains / losses from fair value changes of derivative financial instruments, other financial expense and loss on extinguishment of debt.
(4)	We define net working capital as total current assets (excluding cash and cash equivalents and current assets relating to derivative financial instruments) less current liabilities (excluding current liabilities relating to derivative financial instruments, current obligations under capital leases and the current installments of long term debt).
(5)	Cash-pay third party debt in 2008 includes debt under the Amended Senior Facilities Agreement, the 2004 Notes and related bond discount, the 2007 Notes, the Bridge Loan, the Yapi Loan and the Preps Loans and excludes liabilities related to capital leases and deferred borrowing costs. Cash-pay third party debt in 2009 includes the 2007 Notes and the 2009 Notes.
(6)	Related party subordinated loan includes the loan payable to Mid Europa, see note 19 “Borrowings” in the notes to the consolidated financial statements.
(7)	Total equity includes minority interest.

(8)	We define EBITDA as net income (loss) plus income taxes, net financial expenses and depreciation and amortization. Other companies in our industry may calculate EBITDA in a different manner. EBITDA is not a measurement of financial performance under IFRS and should not be considered as an alternative to net gain or to cash flow from operating, investing or financing activities, as a measure of liquidity or an indicator of our operating performance or any other measures of performance derived in accordance with IFRS. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements. In addition, EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments. Management uses EBITDA as a tool for various purposes including measuring and evaluating our financial and operational performance, making compensation decisions, planning and budgeting decisions and financial planning purposes. We believe that the presentation of EBITDA is useful for investors because it reflects management’s view of core operations and cash flow generation upon which management bases financial, operational and planning decisions and presents measurements that investors and their lending banks have indicated to management are important in assessing us and our liquidity. EBITDA is reconciled to net income / (loss) as follows:

	Continuing Operations For the years ended December 31,
	2009	2008
	(€ millions)	(€ millions)
Net income (loss)	(114.3)	(52.9)
Income taxes	(10.5)	3.7
Gain (loss) on derivatives	17.4	(1.2)
Foreign exchange gain (loss), net	15.2	14.2
Financing expenses, net	90.2	72.6
Depreciation and amortization	100.1	76.1
EBITDA	98.1	112.5

(9)	We define Adjusted EBITDA as EBITDA plus the cost of restructuring, due diligence expenses and share-based compensation, special projects related consulting expenses, Sarbanes-Oxley and compliance expenses and other special projects related items. The same considerations set forth in footnote 8 above with respect to the uses and limitations of EBITDA apply to Adjusted EBITDA. Adjusted EBITDA is reconciled as follows:

	Continuing Operations For the years ended December 31,
	2009	2008
	(€ millions)	(€ millions)
EBITDA	98.1	112.5
Cost of restructuring(a)	2.5	8.2
Due diligence expenses(b)	—	3.8
Share-based compensation(c)	—	(2.7)
Special projects related consulting expenses(d )	2.7	1.8
Sarbanes-Oxley and compliance expenses(e)	0.9	1.8
Other special projects related items(f)	0.6	4.4
Adjusted EBITDA	104.8	129.8

(a)	Cost of restructuring includes severance expenses, termination expenses and early termination of lease contract expenses relating to reorganizations in the Group.
(b)	Due diligence expenses represent legal, financial and other consulting expenses relating to vendor due diligences.
(c)	Share based compensation includes non-cash expense relating to options/ warrants granted and non-cash expense/ (income) on the mark-to-market revaluation of outstanding options / warrants.
(d)	Special projects related consulting expenses mainly include the cost related to the following projects undertaken by the group: the mobile project in 2008 in which we investigated the potential purchase of a mobile license, re-domiciliation in 2008 and 2009 and mergers of subsidiaries in the group in 2008 and 2009.
(e)	Sarbanes-Oxley and compliance expenses represents costs associated with being an SEC registrant and include expenses such as Sarbanes-Oxley project and related audit fees, SEC filing fees, proxy fees, SEC listing and other annual fees and Delaware and other US taxes prior to our re-domiciliation in February 2009.
(f)	Other special projects related items include IPTV service development expenses and other consulting expenses related to strategic projects.
(10)	Capital expenditures represent the “acquisition of telecommunications network equipment and other intangibles” line item in our consolidated statement of cash flows.
(11)	Net cash-pay interest expense equals interest expense excluding interest on the Subordinated shareholder loan less interest income and excludes the amortization of deferred borrowing costs and loan discounts and other interest expense.
(12)	Net cash-pay third party debt equals cash-pay third party debt less cash and cash equivalents.

Discontinued Operations

The following table sets out selected historical financial information for our International Business. We are in the process of selling our International Business which includes Invitel International AG and its subsidiaries, AT-Invitel GmbH, Invitel International Hungary Kft and Euroweb Romania. Accordingly, the International Business was classified as discontinued operations in our consolidated income statement for the years ended December 31, 2009 and 2008.

	Discontinued Operations(1) For the year ended December 31,
	2009	2008
	(€ in millions)	(€ in millions)

Statement of Operations Data:
Total operating revenue	117.5	113.6
Segment gross margin (unaudited)(2)	74.4	61.7
Segment gross margin (%) (unaudited)	63%	54%
Operating expenses	(32.6)	(35.4)
Depreciation, amortization and impairment	(13.1)	(11.8)

Income / (loss) from operations	28.7	14.5
Net financial expenses(3)	(2.4)	(4.6)

Income / (loss) before tax	26.3	9.9
Income taxes expense	(2.4)	(4.3)

Income / (loss) after tax	23.9	5.6

Number of weighted average shares:
Basic	16,681,349	16,422,390
Diluted	16,687,146	16,910,462

	Discontinued Operations(1) For the year ended December 31,
	2009	2008
	(€ in millions)	(€ in millions)

Earnings per share of discontinued operations:
Basic	1.43	0.34
Diluted	1.43	0.33

Balance Sheet Data:
Cash and cash equivalents	15.4
Net working capital(4)	(10.6)
Total assets	241.9
Cash-pay third party debt(5)	18.7
Related party loan(6)	—
Total equity	50.9

Other Data (unaudited):
EBITDA(7)	41.8	26.3
Adjusted EBITDA(8)	46.3	36.8
Capital expenditures(9)	24.4	33.8
Net cash-pay interest expense(10)	(1.0)	(1.2)
Net cash-pay third party debt(11)	3.3	14.4

(1)	We are in the process of selling our International Business which includes Invitel International AG and its subsidiaries, AT-Invitel GmbH, Invitel International Hungary Kft and Euroweb Romania. Accordingly, the International Business was classified as discontinued operations in our consolidated income statement for the years ended December 31, 2009 and 2008. Also, we have issued carve-out financial statements for our International Business for the years ended December 31, 2009 and 2008.
(2)	We define segment gross margin as segment revenue minus segment cost of sales for each of our operating segments. Segment gross margin is not a measurement of financial performance under IFRS and should not be considered as an alternative to net income or to cash flow from operating, investing or financing activities, as a measure of liquidity or an indicator of our operating performance or any other measures of performance derived in accordance with IFRS. Management uses segment gross margin as a tool for various purposes including measuring and evaluating our financial and operational performance, making compensation decisions, planning and budgeting decisions and financial planning purposes. We believe that the presentation of segment gross margin is useful for investors because it reflects management’s view of core operations and cash flow generation upon which management bases financial, operational and planning decisions and presents measurements that investors and their lending banks have indicated to management are important in assessing us and our liquidity.
(3)	Net financial expenses include interest income, interest expense, net foreign exchange gains / losses, and other financial expenses.
(4)	We define net working capital as total current assets excluding cash and cash equivalents less current liabilities (excluding current obligations under capital leases and the current installments of long term debt).
(5)	Cash-pay third party debt includes debt under the Yapi Bank Loan and the Preps Loans and excludes liabilities related to capital leases and deferred borrowing costs.
(6)	Related party loan includes loans granted by Matel and Invitel Zrt to the International Business.

(7)	We define EBITDA as net income / (loss) plus income taxes, net financial expenses and depreciation and amortization. Other companies in our industry may calculate EBITDA in a different manner. EBITDA is not a measurement of financial performance under IFRS and should not be considered as an alternative to net gain or to cash flow from operating, investing or financing activities, as a measure of liquidity or an indicator of our operating performance or any other measures of performance derived in accordance with IFRS. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements. In addition, EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments. Management uses EBITDA as a tool for various purposes including measuring and evaluating our financial and operational performance, making compensation decisions, planning and budgeting decisions and financial planning purposes. We believe that the presentation of EBITDA is useful for investors because it reflects management’s view of core operations and cash flow generation upon which management bases financial, operational and planning decisions and presents measurements that investors and their lending banks have indicated to management are important in assessing us and our liquidity. EBITDA is reconciled to net income / (loss) as follows:

	Discontinued Operations For the years ended December 31,
	2009	2008
	(€ millions)	(€ millions)
Net income (loss)	23.9	5.6
Income taxes	2.4	4.3
Foreign exchange gain (loss), net	0.7	1.6
Financing expenses, net	1.7	3.0
Depreciation and amortization	13.1	11.8
EBITDA	41.8	26.3

(8)	We define Adjusted EBITDA as EBITDA plus the cost of restructuring, due diligence expenses, special projects related consulting expenses, Sarbanes-Oxley and compliance expenses and other special projects related items. The same considerations set forth in footnote 7 above with respect to the uses and limitations of EBITDA apply to Adjusted EBITDA. Adjusted EBITDA is reconciled as follows:

	Discontinued Operations For the years ended December 31,
	2009	2008
	(€ millions)	(€ millions)
EBITDA	41.8	26.3
Cost of restructuring(a)	0.9	6.4
Due diligence expenses(b)	0.5	—
Special projects related consulting expenses(c )	1.0	0.2
Sarbanes-Oxley and compliance(d)	0.2	0.2
Other special projects related items(e)	1.9	3.7
Adjusted EBITDA	46.3	36.8

(a)	Cost of restructuring includes severance expenses, termination expenses of duplicate telecom infrastructure contracts and lease contract termination expenses relating to reorganization of the International Business.

(b)	Due diligence expenses represent legal, financial and other consulting expenses relating to due diligences relating to the potential sale of the International Business.
(c)	Special projects related consulting expenses mainly include the cost of legal fees related to the pre-acquisition legal claims of Memorex.
(d)	Sarbanes-Oxley and compliance represents costs associated with being an SEC registrant and include expenses such as Sarbanes-Oxley project and related audit fees, SEC filing fees, proxy fees, SEC listing and other annual fees prior to our re-domiciliation in February 2009.
(e)	Other special projects related items mainly include Memorex Turkey start-up expenses in 2008 and 2009 and expenses relating to the pre-acquisition legal claims of Memorex as well as due diligence expenses relating to the sale of the International Business.
(9)	Capital expenditures represent the “acquisition of telecommunications network equipment and other intangibles” line item in our consolidated carve-out statement of cash flows.
(10)	Net cash-pay interest expense equals net interest expense excluding interest on related party loans less interest income and excludes the amortization of deferred borrowing costs.
(11)	Net cash-pay third party debt equals cash-pay third party debt less cash and cash equivalents.

Exchange Rate Information

Forint per Euro

The following table sets out, for the periods and dates indicated, the period-end, average, high and low official rates set by the National Bank of Hungary for forint per EUR 1.00. We make no representation that the forint amounts referred to in this Report could have been or could be converted into any currency at any particular rate or at all.

As of June 21, 2010, the rate was 278.32.

	Forint/Euro Exchange Rates
	Period-End	Average	High	Low
	(amounts in HUF/EUR 1.00)
Year
2005	252.73	248.05	255.93	241.42
2006	252.30	264.27	282.69	249.55
2007	253.35	251.31	261.17	244.96
2008	264.78	251.25	275.79	229.11
2009	270.84	280.58	316.00	264.14

Month
January 2010	270.90	269.33	273.43	266.51
February 2010	270.19	271.19	274.13	269.24
March 2010	266.39	265.50	269.33	261.60
April 2010	266.28	265.44	272.32	262.91
May 2010	275.34	276.31	281.99	267.88

Forint per U.S. Dollar

The following table sets out, for the periods and dates indicated, the period-end, average, high and low official rates set by the National Bank of Hungary for forint per $1.00. We make no representation that the forint amounts referred to in this Report could have been or could be converted into any currency at any particular rate or at all.

As of June 21, 2010, the rate was 224.36.

	Forint/$ Exchange Rates
	Period-End	Average	High	Low
	(amounts in HUF/$1.00)
Year
2005	213.58	199.66	217.54	180.58
2006	191.62	210.51	225.01	191.02
2007	172.61	183.83	199.52	171.13
2008	187.91	171.80	218.76	144.11
2009	188.07	202.26	249.29	176.67

U.S. Dollar per Euro

The following table sets out, for the periods and dates indicated, the period-end, average, high and low official rates set by the National Bank of Hungary for U.S. dollar per EUR 1.00. We make no representation that the euro amounts referred to in this Report could have been or could be converted into any currency at any particular rate or at all.

As of June 21, 2010, the rate was 1.23.

	$/Euro Exchange Rates
	Period-End	Average	High	Low
	(amounts in HUF/$1.00)
Year
2005	1.18	1.24	1.35	1.17
2006	1.32	1.26	1.33	1.18
2007	1.47	1.37	1.49	1.29
2008	1.41	1.46	1.60	1.24
2009	1.44	1.39	1.27	1.50

In this Report certain amounts stated in euro or forint have also been stated in U.S. dollars solely for the informational purposes of the reader, and should not be construed as a representation that such euro or forint amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise stated or the context otherwise requires, such amounts have been stated at December 31, 2009 exchange rates.

3B. Capitalization and Indebtedness

Not applicable.

3C. Reasons for the Offer and Use of Proceeds

Not applicable.

3D. Risk Factors

You should carefully consider the risks described below and the other information in this Report. The risks and uncertainties that are described herein are not the only ones that we face. Additional risks and uncertainties of which we are not aware or that we currently believe are immaterial may also adversely affect our business, financial condition or results of operations. If any of the possible events described below occur, our business, financial condition or results of operations could be materially and adversely affected.

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

During the year ended December 31, 2009, we incurred net losses of 90.1 million, and used a substantial amount of cash for capital investments. We also may require additional financing in the future. However, we cannot assure you that we will be able to improve our results of operations or obtain additional financing.

The global capital and credit markets have been experiencing extreme volatility and disruption during the past two years, which could limit the availability and increase the cost of financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit, as well as the possibility that lenders could develop a negative perception of our prospects, the industry generally or the geographic markets where we operate. It may be difficult or impossible to obtain financing in the event that we need additional liquidity in the near future.

Our revenue and cash flow will be adversely affected if the Hungarian fixed line market further declines and our Mass Market Voice business declines at a higher rate than we expect.

Our business strategy depends, in part, on our ability to manage our Mass Market Voice operations, in terms of both our revenue and our market share. The Mass Market Voice market in Hungary has continued to decline, in terms of both the number of lines and total voice traffic (i.e. average usage per line). We experienced a decline in the number of Mass Market Voice lines in our historical concession areas from approximately 382,000 lines as at December 31, 2008, to 356,000 lines as at December 31, 2009. During 2009, we recorded an impairment loss of €39.4 million in our Mass Market Voice in concession cash generating unit.

We believe that the declines in the number of our fixed lines and in the Hungarian fixed line market in general have been caused primarily by competition from mobile operators and, to a lesser extent, cable television operators. Although we believe that the rate of churn from fixed service to mobile service has stabilized since the end of 2007 due to the very high mobile penetration in Hungary reaching approximately 118.7% as of December 31, 2009, fixed-to-mobile substitution for data services is likely to continue to have a negative impact on the fixed line market. We are also facing, and will likely continue to face, additional competition in our historical concession areas from Magyar Telekom, the largest incumbent fixed line operator, and from cable television operators (most significantly UPC Hungary and the cable business of Magyar Telekom through the T-Home brand) offering voice services in “triple play” (combined television, Internet and voice) service packages, which could further have a negative impact on our market share. We generally do not provide mobile services to the residential market, although we provide mobile voice services through a reseller arrangement with Vodafone and mobile Internet services through a reseller arrangement with Pannon.

A decline in our Mass Market Voice business at a rate greater than we anticipate, through a decrease in the number of lines and/or traffic could have a material adverse effect on our business, operating results and financial condition.

Our failure to increase revenue in the Mass Market Internet market may adversely affect our results of operations and reduce our market share.

Our strategy includes increasing our revenue in the Mass Market Internet by increasing our market penetration in a growing Mass Market Internet market. We are planning on increasing our revenue from Internet services to offset our decreased revenue from our Mass Market Voice services. However, our Mass Market Internet services are subject to strong competition from cable television operators in “triple play” (combined television, Internet and voice service). In addition, we have seen the growth in our Mass Market Internet business slow reflecting the slowdown in the whole residential fixed broadband market, as the recent economic crisis has taken a toll on consumer spending. We expect our Mass Market Internet business to grow again in the future as we expect the broadband penetration rate in Hungary to converge to that of Western Europe. If Hungary’s Internet usage does not grow as expected, or if our competitors are more successful at obtaining new customers or place downward pressure on prices to a greater degree than expected, we may not be able to increase our revenue in the Mass Market Internet market as planned, which could have a material adverse effect on our results of operations and reduce our market share.

Additionally, outside of our historical concession areas, we rely on the wholesale products of other operators, most importantly Magyar Telekom, in providing our Mass Market Internet services. Currently, these operators are subject to regulatory remedies imposed by the National Communications Authority (the “NHH”), pursuant to which we are granted access to such wholesale products on regulated prices and terms. However, subject to the findings of future market analysis procedures conducted by the NHH, such remedies may be relaxed or lifted, which may affect the profitability of our Mass Market Internet services.

Our Revenue from the Business segment may be adversely affected due to competition and the economic environment.

We believe that we are well positional to increase our market share in the Business segment. However, our Business segment operations have been negatively impacted by the economy as businesses seek to cut their expenditures and contract renewals become more competitive. If the economy continues to negatively impact the expenditures of businesses and competition continues to negatively affect the pricing of our contract renewals and the pricing of our new contracts, this could have a material adverse affect on our business, operating results and financial condition.

If we are not able to manage costs while effectively responding to competition and changing market conditions, our cash flow may be reduced and our ability to service our debt or implement our business strategies may be adversely affected.

Our business plan is dependent on our ability to effectively manage the costs associated with running our business. If we need to respond to actions by our competitors or unanticipated changes in our markets, we may be required to make capital investments in our business and other expenditures which would reduce our cash flow available for other purposes. This could have a negative impact on our ability to service existing debt and our business, results of operations and financial condition could be adversely affected.

We are subject to increased competition due to the business strategies of our competitors, prevailing market conditions and the effect of E.U. regulation on the Hungarian telecommunications market, which may result in the loss of customers and market share.

Competition in the Hungarian telecommunications sector has increased since 2001 as a result of market liberalization measures introduced by Act XL of 2001 on Communications (the “2001 Communications Act”) and more recently Act C of 2003 on Electronic Communications, effective from January 1, 2004 (the “2004 Communications Act”). The 2004 Communications Act promotes competition in fixed line and mobile telecommunications services through, among other things, the transposition of relevant E.U. directives and regulations and the imposition of universal service obligations (“USO”), cost accounting, price controls, Carrier Pre-Selection, Carrier Selection, Local Loop Unbundling and number portability. The 2004 Communications Act also grants powers to the NHH to impose obligations on market participants to remedy competitive deficiencies. As a result, we have faced, and could continue to face, increased competition.

Our competitors include mobile and fixed line telecommunications services providers in both the Mass Market and Business markets and cable television operators (offering “triple play” television, Internet and voice service packages) specifically in the Mass Market. The scope of competition and its effect on our business, operating results and financial condition will depend on a variety of factors that we currently cannot assess with precision and that are for the most part outside of our control. Such factors include, in addition to the regulatory measures described above, the business strategies and capabilities of current and potential competitors, prevailing market conditions and the effect of E.U. regulation on the Hungarian telecommunications market, as well as the effectiveness of our efforts to address increased competition.

Competition in any or all of our services has led to, and may continue to lead to:

•	price erosion;

•	loss of market share;

•	loss of existing customers and greater difficulty in obtaining new customers;

•	the need for more rapid deployment of new technologies and related capital expenditure as existing technologies are becoming obsolescent at a more rapid pace; and

•	other developments that could have a material adverse effect on our financial condition and results of operations.

Increased competition has led to, and may continue to lead to, increased customer churn. Customer churn is a measure of customers who stop purchasing our services, as manifested by the loss of either voice traffic (as measured in minutes) or lines, leading to reduced revenue. Fixed-to-mobile substitution has increased customer churn in both the Mass Market and Business markets in the past, although we believe that the rate of fixed-to-mobile churn has decreased since the beginning of 2005 as a result of Hungary’s very high mobile penetration rate. Further, we continue to face increasing competition from cable television operators. Although we attempt to control customer churn by improving our customer service, introducing new customized service offerings, utilizing effective advertising and through other means, if we are unsuccessful in any of these initiatives, our customer churn could further increase and our business could be materially adversely affected.

The current global financial crisis may result in the deterioration of economic conditions in our operating areas, which may impact demand for our services and affect our ability to obtain additional financing. Austerity measures introduced by the Hungarian government may similarly impact demand for our services.

Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, the availability and cost of credit, diminished business and consumer confidence and increased unemployment have contributed to increased market volatility and diminished expectations for European and emerging economies, including the jurisdictions in which we operate.

Our business is affected by general economic conditions in Hungary and the Central and Eastern European region. There are many factors that influence global and regional economies which are outside of our control. A cautious or negative business outlook may cause our Business customers to delay or cancel investment in information technology and telecommunications systems and services, which may adversely and directly affect our revenue and, in turn, slow the development of new services that could become future revenue sources for us. Although our revenue, in local currency terms, was adversely affected during 2009, a further deterioration of the global and regional economies could have a material adverse effect on our business, operating results and financial condition. The current global financial crisis may result in the deterioration of economic conditions in our operating areas. The impact of the credit crisis on our customers may adversely impact the overall demand for our products and services. This in turn may result in decreased revenue. In addition, a continued credit crisis may affect our ability to obtain additional financing.

In addition, as the global financial system experiences unprecedented credit and liquidity conditions and disruptions, leading to a reduction in liquidity, greater volatility, general widening of credit spreads and, in some cases, lack of transparency in money and capital markets, many lenders have reduced or ceased to provide funding to borrowers. If these conditions continue, or worsen, it could negatively affect our ability to raise funding in the debt capital markets and/or access secured lending markets on financial terms acceptable to us.

Budget deficits as a percentage of GDP have remained relatively high for Hungary over the last several years. The Updated Convergence Program, a government plan consisting of austerity measures to redress the Hungarian economy and which was endorsed by the European Commission in September 2006, contemplates a reduction in the general government budget deficit.

While the telecommunications sector is one of the industrial segments that has been less affected by the global financial crisis and economic slowdown, the recessionary conditions and uncertainty in the macroeconomic environment may adversely impact consumer spending on telecommunications products and services. Customers may decide that they can no longer afford certain of our services that are instrumental in supporting our revenues. For example, there has been a trend among Hungarian customers to disconnect their fixed voice lines, as consumers rely primarily on mobile telecommunications and view fixed-line voice services as an expendable discretionary expense.

In addition to a significant budget deficit, in recent years the Hungarian economy has been marked by a large current account deficit, rapid credit growth and a reliance of Hungarian businesses and consumers on foreign currency loans. These factors have left Hungary especially vulnerable to a financial crisis.

At the end of October 2008, the Hungarian government adopted a set of policies agreed upon with the E.U., the European Central Bank and the International Monetary Fund to bolster the Hungarian economy’s near-term stability and improve its long-term growth potential by ensuring fiscal sustainability and strengthening the financial sector. In addition, the International Monetary Fund extended Hungary significant financial assistance. These challenging economic conditions, the continuing turmoil in the financial sector and macroeconomic policies made in response to these conditions could have a material adverse effect on our business, financing, operating results and financial condition. On October 22, 2008, the National Bank of Hungary increased the base rate to 11.5%. Beginning on November 25, 2008, the National Bank of Hungary began lowering the base rate gradually, and since November 23, 2009, the base interest rate of the National Bank of Hungary has been 6.5%.

Economic and political developments in other European countries may also impact our business. For example, Bulgaria and Romania joined the E.U. on January 1, 2007. With respect to Turkey, the Turkish economy has experienced severe macroeconomic imbalances, including substantial budget deficits, significant balance of payment deficits, high rates of inflation and high real rates of interest (which are nominal interest rates less inflation). Risks concerning Greece, Portugal and Spain could impact the economy in general which may have an impact on our business.

The continued impact of the global economic and market conditions, including, among others, the events described above could have a material adverse effect on our business, financial condition, results of operations or liquidity.

The loss of our Registered Managers and other key senior management could negatively affect our ability to implement our business strategy and generate revenue.

Our performance and continued success depends, in part, on our Registered Managers and other key members of senior management. In particular, we depend in large part on the knowledge, expertise, reputation and services of our President and Chief Executive Officer, Martin Lea, and our Chief Financial Officer, Robert Bowker (the “Registered Managers”). The familiarity of these individuals with our company and our business, their experience in management and with financial matters, and their combined experience in the telecommunications market generally make them important to our continued success. The loss of our Chief Executive Officer, Chief Financial Officer or any other members of our senior management could negatively affect our ability to implement our business strategy and generate revenue.

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

Our future success will be impacted by our ability to anticipate, invest in and implement new technologies in order to provide services at competitive prices. In addition, we may not receive the necessary licenses to provide services based on these new technologies or may be negatively impacted by unfavorable regulation regarding the usage of these technologies. Technological advances may also affect our operating results and financial condition by shortening the useful life of some of our assets or by requiring us to make additional unanticipated capital expenditures, particularly in connection with our network. If we need to respond to actions by our competitors or unanticipated changes in our markets or market conditions, we may be required to make investments in our business and other expenditures which would reduce our cash flow available for other purposes, including servicing our debt.

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

Our business depends on continuously upgrading our existing networks.

We must continue to upgrade our existing fixed-line networks in a timely manner in order to retain and expand our customer base in each of our markets and to successfully implement our strategy. Among other things, the needs of our business could require us to:

•	upgrade the functionality of our networks to allow for the increased customization of services;

•	increase our coverage in some of our markets;

•	expand and maintain customer service, network management and administrative systems; and

•	upgrade older systems and networks to adapt them to new technologies.

Many of these tasks, which could create additional financial strain on our business and financial condition, are not entirely under our control and may be affected by applicable regulation. If we fail to execute them successfully, our services and products may be less attractive to new customers and we may lose existing customers to our competitors, which would adversely affect our business, financial condition and results of operations.

We are dependent on third party vendors for our information, billing and network systems as well as IPTV service. Any significant disruption in our relationship with these vendors could increase our costs and affect our operating efficiencies.

Sophisticated information and billing systems are vital to our ability to monitor and control costs, bill customers, process customer orders, provide customer service and achieve operating efficiencies. We currently rely on internal systems and third party vendors to provide some of our information and processing systems as well as applications that support our IP services, including IPTV. Some of our billing, customer service and management information systems have been developed by third parties for us and may not perform as anticipated. In addition, our plans for developing and implementing our information systems, billing systems, network systems and IPTV service rely on the delivery of products and services by third party vendors. Our right to use these systems is dependent upon license agreements with third party vendors. Some of these agreements are cancelable by the vendor and the cancellation of these agreements could impair our ability to process orders or bill our customers. Since we rely on third party vendors to provide some of these services, any switch in vendors could be costly and affect operating efficiencies. We do not have direct operational or financial control over our key suppliers and have limited influence with respect to the manner in which these key suppliers conduct their businesses. Our reliance on these suppliers exposes us to risks related to delays in the delivery of their services.

We depend on third party telecommunications providers over which we have no direct control for the provision of certain of our services.

Our ability to provide high quality fixed-line telecommunications services depends on our ability to interconnect with the telecommunications networks and services of other fixed-line operators and mobile operators, particularly those of our competitors. While we have interconnection agreements in place with other operators, we do not have direct control over the quality of their networks and the interconnections services they provide. Any difficulties or delays in interconnecting with other networks and services, or the failure of any operator to provide reliable interconnections or roaming services to us on a consistent basis, could result in our loss of subscribers or a decrease in voice traffic, which would reduce our revenues and adversely affect our business, financial condition and results of operations.

Our operations require substantial capital expenditures, which we may not be able to fund from cash generated from operations or financing facilities.

We require substantial capital to maintain, upgrade and enhance our network facilities and operations. While we have historically been able to fund capital expenditures from cash generated from operations and financing facilities, this may not be possible in the future and the other risks described in this section could materially reduce cash available from operations or significantly increase our capital expenditure requirements, and these outcomes could cause capital not to be available when needed. In addition, costs associated with the licenses that we need to operate our existing networks and technologies and those that we may develop in the future, and costs and rental expenses related to their deployment, could be significant. The amount and timing of our future capital requirements may differ materially from our current estimates due to various factors, many of which are beyond our control. We may also be required to raise additional debt or equity financing in amounts that could be substantial. The type, timing and terms of any future financing will depend on our cash needs and the prevailing conditions in the financial markets. We cannot assure you that we would be able to accomplish any of these measures on a timely basis or on commercially reasonable terms, if at all. Further, we cannot assure you that we will generate sufficient cash flows in the future to meet our capital expenditure needs, sustain our operations or meet our other capital requirements, which may have a material adverse effect on our business, financial condition and results of operations. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for further discussion. This could adversely affect our ability to implement our business strategy and result in a reduction of revenue.

Legal contingencies and liabilities could have a substantial negative impact on our financial condition, cash flows and profitability.

We are subject, in the ordinary course of business, to litigation and other legal, civil, tax, stamp duty, regulatory and competition claims. We cannot be certain that we will have a successful outcome in any proceedings or that our cash flow will be sufficient to cover all future claims against us. Any increase in the frequency and size of these claims, may adversely impact our profitability and cash flow and have a material adverse effect on our results of operations and financial condition. In addition, if these claims rise to a level of frequency or size that is significantly higher than similar claims made against our competitors, our reputation and business will likely be harmed. See “Item 8. Financial Information — Legal and Administrative Proceedings” for further discussion.

Risks Relating to Regulatory Matters

The changing regulatory environment, the difficulty to predict the result of certain market analyses by the regulator, price regulations, and other regulatory initiatives and investigations could affect the results of our operations, our financial condition and the success and profitability of our business.

The 2004 Communications Act has resulted in significant changes to the Hungarian telecommunications sector and the regulatory environment is constantly changing. The NHH was established in 2004 and is now the sole agency responsible for oversight and monitoring of the Hungarian telecommunications industry, with the power to impose regulatory remedies. In 2006 the Ministry of Information Technology and Communications (the government department formerly responsible for legislation relating to the Hungarian telecommunication industry) was incorporated into the Ministry of Economics and Transport. In mid-2008, the industrial parts were carved out into a new Ministry of Transport, Telecommunications and Energy. As of January 1, 2009, all relevant legislative and supervisory competences concerning telecommunications were taken over by the Prime Minister’s Office, while the Ministry of Transport, Telecommunications and Energy remained the official department responsible for the postal sector only. For a more detailed discussion of Hungary’s telecommunications industry regulation, please see “Item 4. Information on the Company — Hungarian Regulatory Environment”.

This regulatory regime entails a number of risks that may adversely impact our business:

•

The frequent changes in the telecommunications regulatory regime (including the 2010 general elections in Hungary that might lead to changes in the government, in the ministerial structure, the personnel in the ministries and in the Board of the NHH), combined with the recent increased activity in the telecommunications industry by the Hungarian Competition Office (the “GVH”) and the National Consumer Protection Authority (the “NFH”), could cause or lead to inconsistent implementation and interpretation of laws governing the electronic communications industry, thereby hampering the stability of the regulatory environment. Such uncertainties in the regulatory environment could, in turn, negatively impact our future growth and profitability.

•

The NHH conducts market analysis exercises in order to determine the competitiveness of the market. However, the results of such analyses are often difficult to predict and the process is constantly being reviewed and modified both on the national and the international level pursuant to the inputs generated by public consultations and policy driven interventions of the European

Commission. If we are unable to respond effectively to the evolving regulatory policies implemented by the NHH, our ability to compete and the profitability of our business may be impaired.

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

•

The NHH has designated us as a service provider with significant market power (“SMP”). As a result, the NHH issued resolutions forcing us to adopt changes in our pricing models. As an operator with SMP, we have been required to submit a Reference Interconnection Offer (“RIO”) and a Reference Unbundling Offer (“RUO”) to the NHH, which reviews the cost-based models submitted by us, and evaluates them by comparison to a hypothetical “efficient company.” On the basis of such review, the NHH may intervene and regulate the wholesale prices included in our RIO and RUO. The wholesale prices fixed in our RIO and RUO (as adjusted by the NHH) may not be changed without the NHH’s approval. These powers of the NHH may adversely affect our business and results of operations.

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

•

Both the NHH and the GVH regularly conduct investigations regarding market participants’ compliance with applicable laws and regulations, whereby both the NHH and the GVH may simultaneously sanction the same or similar market practices or behavior, as well as impose severe fines (in case of the NHH, various percentages of the annual revenue, depending upon the nature of breach, and, in case of the GVH, up to 10% of the company’s annual revenue) and other sanctions on market players. In addition, both regulatory authorities have increased their consumer protection efforts. Therefore, given the overlapping authority of the NHH and the GVH, the increasing complexity of regulatory investigations and the indeterminate amounts at stake, regulatory disputes could have a material adverse effect on our operating results or cash flows.

•

The power of the NFH has been increased due to the adoption of the Unfair Commercial Practices Directive (the “UCP”), which created a new regulatory environment in which the authority of the NFH and the GVH may overlap under certain circumstances, the applications of which may be unpredictable. The NFH may impose a penalty of up to HUF 2 billion or initiate litigation on behalf of consumers.

•

Since 2004, the NHH has published resolutions regarding the regulation of the wholesale market for call termination in individual mobile networks, as a result of which all the mobile carriers in Hungary (T-Mobile, Pannon and Vodafone) were required to decrease their termination fees annually through December 1, 2010 (with no decrease required for 2006) to cost level plus a reasonable return above cost. According to the NHH’s own cost model, the average cost-based termination fee, independent of the time of day, is HUF 16.84 per minute. In addition, the NHH published a subsequent draft resolution in 2008 that prescribes a gradual decrease to HUF 11.86 by per minute. Although the NHH has an improving track record of winning litigation initiated by the mobile operators challenging such termination fee decreases, the decisions of the court regarding the 2003 decisions of the NHH concerning termination rates are still pending and there is no guarantee that the NHH will succeed with respect to such decisions in the courts. The mobile termination fee (i.e., the fees we pay to and receive from mobile operators for calls terminated on each others’ network) is an important element of our business model and uncertainties or retro-active changes in this area could adversely affect our business.

•

We are required to reduce the universal telephone package tariffs for calls to mobile networks in accordance with a gradual reduction of mobile termination charges. As the compliance with these “pass-on” obligations in 2003 through 2009 has been complicated by ongoing legal proceedings initiated by mobile operators seeking to restore the previous termination fees, as well as by the absence of an acknowledged calculation methodology approved by the NHH, we tried to offset the cumulative effect of the “pass-on” obligation with other retail price decreases. The NHH accepted this solution but we still have to prove, in a market surveillance, that we met this obligation through price reductions. Additionally, our universal service agreement with the Minister heading the Prime Minister’s Office (the “Minister”), designating us as a universal service provider and requiring us to comply with the “pass-on” obligation, terminated at the end of 2008. Although a government decree passed on December 31, 2008 requires us to continue the provision of universal service, we consider such government decree to be unconstitutional and do not consider ourselves as a universal services provider from 2009 and, consequently, do not apply any “pass-on” rule. If the NHH were to find us in non-compliance with the pass-on obligation, the NHH may require us to further cut our retail prices.

•

The NHH may introduce new regulatory policies in the future (for example, next generation network regulation, functional separation, or geographic segmentation) that may have a negative impact on our business and affect our profitability.

•

Currently, in Hungary as well as in other E.U. member states, the cable television industry is subject to “light touch” regulation, resulting effectively in the absence of the type of wholesale regulation imposed on fixed line operators, such as wholesale access and cost control obligation. Whether or not the NHH, either due to any future shift in European policy or any other reason, ultimately decides to regulate the cable television industry or continues to refrain from such regulation could affect our market share and pricing in the future. There is also a risk that either the NHH or the GVH will stop us from using certain defensive marketing strategies with respect to the cable television industry, which could similarly affect our market share and pricing in the future.

•	Due to a new rights-of-way approval process by the Hungarian state and state-owned enterprises, our construction projects could be delayed which could have a negative impact on our revenue.

•

The Hungarian government plans to build, with E.U. funding, a “Digital Public Utility” in order to achieve 100% Broadband penetration. Presently, it is not clear whether this proposed infrastructure project will cover rural areas where no broadband coverage exists or expand beyond such areas of Hungary where an existing Broadband provider (or multiple providers) already provide service. Any competition from the Hungarian government in the provision of Internet services could have a material adverse effect on our business, operating results and cash flows.

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

Before joining the E.U. in 2004, Hungary revised its telecommunications laws to further promote competition and harmonize its telecommunications laws with the current E.U. framework. The present E.U. regulatory framework is currently subject to a European legislative process providing major updates to the relevant Directives. The updates, primarily aim to further increase the consistency of remedies imposed by national regulatory authorities in the member states and consumer benefits. Hungary and all other member states are required to transpose the updated rules into national legislation by July 2011. Our business, results of operations and financial condition could be adversely affected by these and any future changes in E.U. laws and regulations which may require Hungary to revise its telecommunications laws in a manner that increases competition, decreases revenue or requires us to expend additional resources.

In addition, we are also exposed to evolving legislation in newer member states such as Bulgaria and Romania, and non-member states such as Turkey, any or all of which may be detrimental to our competitive position or our operational results.

We are subject to risks resulting from fluctuations in interest rates, which could adversely affect our ability to service our debt.

The interest rates on some of our indebtedness, in particular the 2007 Notes, bear interest at variable rates tied to current market interest rates. An increase in market interest rates could adversely affect our ability to service our debt. We have, however, entered into certain derivative transactions designed to limit our interest rate risks from changes in interest rates. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Hedging strategies which we may implement and other risk management techniques may not be fully effective in mitigating our risk exposure.

We evaluate and review our risk management policies and procedures on a regular basis and expect to continue to do so in the future. Nonetheless, any hedging strategies and other risk management techniques which we may implement may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk, including risks that are unidentified or unanticipated. Some of our methods of managing risk are based upon our use of observed historical market behavior. As a result, these methods may not predict future risk exposures, which could be significantly greater than the historical measures indicate. Any hedging strategies and other risk management techniques which we may implement may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

Risks Relating to Our Reported Financial Results

We are subject to fluctuations in currency exchange rates which could have an adverse effect on our reported financial results.

We report our financial results in Euro, and we expect that a substantial portion of our revenue, expenses and liabilities for these periods were in currencies other than the Euro, mainly Hungarian forint.

•

Effect on Revenue and Expense Translation in Our Income Statement. Changes in the Hungarian forint/Euro exchange rate will have an impact on the amounts reported by us in our financial statements when we translate such forint amounts into Euro for reporting purposes. For example, if we have the same amount of revenue in Hungarian forint during two consecutive financial reporting periods and the value of the Hungarian forint appreciates against the Euro during the second financial reporting period as compared to the first financial reporting period, we would report higher revenue in Euro during the second financial reporting period even though the amount of revenue in Hungarian forint remained the same during each of the two financial reporting periods. Conversely, if the Hungarian forint weakened against the Euro during the second financial reporting period as compared to the first financial reporting period, we would report lower revenue in Euro during the second financial reporting period even though the amount of revenue in Hungarian forint remained the same during each of the two financial reporting periods.

•

Subsidiary Debt Denominated in a Currency Other than the Hungarian Forint — Effect on Income Statement — Our Hungarian subsidiaries’ functional currency for accounting purposes is the Hungarian forint. Invitel ZRt, our operating subsidiary, for example, has debt denominated in a currency other than the Hungarian forint (Euro). When Invitel ZRt prepares its balance sheet, it must re-value debt amounts denominated in currencies other than the Hungarian forint into Hungarian forint at the exchange rate in effect at the balance sheet date. Therefore, if Invitel ZRt were to hold the same amount of Euro-denominated debt on two consecutive balance sheet reporting dates, and if the Hungarian forint appreciated against the Euro on the second balance sheet reporting date as compared to the first balance sheet reporting date, Invitel ZRt would report less debt in Hungarian forint on its balance sheet, with respect to the Euro-denominated debt, even though the amount of Euro-denominated debt was the same on both balance sheet reporting dates. The difference in the amount of Hungarian forint reported for the Euro-denominated debt for the two periods would now be translated back into Euro at the average Hungarian forint/Euro exchange rate for the second period and be recorded as a foreign exchange gain for the period on our Consolidated Income Statement. Conversely, if the Hungarian forint depreciated against the Euro on the second balance sheet reporting date as compared to the first balance sheet reporting date, Invitel ZRt would report more debt in Hungarian forint on its balance sheet, with respect to the Euro-denominated debt, even though the amount of Euro-denominated debt was the same on both balance sheet reporting dates. In this case, the difference in the amount of Hungarian forint reported for the Euro-denominated debt for the two periods would be translated back into Euro at the average Hungarian forint/Euro exchange rate for the second period and be recorded as a foreign exchange loss for the period on our Consolidated Income Statement.

In addition, our operations in other jurisdictions may be subject to similar exchange rate risks.

As a result of the above, while our reported financial performance may change, a significant portion of such change may be due to currency fluctuations.

Changes in foreign laws, including tax law changes, could adversely affect us, our subsidiaries and our shareholders.

Changes in tax laws, treaties or regulations or the interpretation or enforcement thereof could adversely affect the tax consequences of the Reorganization to us, our subsidiaries and our shareholders. In addition, the IRS, SKAT, APEH, the local Hungarian tax authorities or other taxing authorities may not agree with our assessment of the effects of such laws, treaties and regulations, which could have a material adverse effect on the tax consequences of the Reorganization.

We may not benefit from the Reorganization because of changes in tax laws and other factors.

Many factors could affect the outcome of the Reorganization, and some or all of the anticipated benefits of the Reorganization may not occur. The anticipated enhancement to our structuring flexibility with respect to a potential sale of the company or asset dispositions may not prove valuable if such sale or dispositions do not take place. If opportunities for us to acquire additional European assets using our shares as consideration do not materialize, the Reorganization may not prove as useful for this purpose as we anticipate. With regard to the simplification of our tax position, we have obtained a ruling from the Danish authorities that, subject to the facts and assumptions presented by us, we will not be taxable in Denmark. We have also obtained a ruling from the Hungarian tax authority that we will only be resident in Hungary for corporate income tax purposes. Changes in existing or proposed tax laws in Hungary or Denmark may result in the Reorganization not achieving some or all of its anticipated benefits.

We are subject to currency exchange rate risks.

Because we generate a substantial amount of our revenue in Hungarian forint, our ability to repay debt and other liabilities denominated in Euro may be adversely affected by the weakening of the Hungarian forint against the Euro. Substantially all of our debt is denominated in Euro. If the Hungarian forint were to weaken against the Euro, we would be required to use a greater amount of Hungarian forint to meet our payment obligations under our Euro-denominated debt. Therefore, fluctuations in the exchange rate of the Hungarian forint to the Euro could adversely affect our ability to service our debt. We have, however, entered into certain derivative transactions to limit our currency exchange rate risk. See “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Other Risks

We are subject to periodic audits and reviews by government agencies.

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

We have a controlling shareholder whose interests may be different from the holders of our Notes and equity.

Mid Europa has, directly or indirectly, the power to affect our business through its ability to control actions that require shareholder approval and through its representatives on our board of directors. The interests of Mid Europa and those of the holders of our Notes and equity may differ with respect to some matters. Conflicts between Mid Europa and holders of Notes and our equity may arise with respect to, among other things, our strategic direction and significant corporate transactions, conflicts related to corporate opportunities that could be pursued by us on the one hand, or by Mid Europa, on the other hand, or other contractual relationships between us and Mid Europa or its affiliates. We cannot anticipate in what form such differing interests may arise.

Our financial condition and prospects may be materially adversely affected by ratings downgrades.

Our Corporate Credit Rating is B/Stable and the Corporate Family Rating is B2/Stable Outlook as of December 31, 2009, as issued by Standard & Poor’s and Moody’s, respectively. Our ratings do not have a direct impact on our cash flows, nor do they require any change in the collateral securing our existing debt.

Risks Relating to Our Existing Debt

Our substantial debt could adversely affect our financial position and may limit our ability to take certain actions. Our debt also requires us to dedicate a large portion of our cash flow from operations to fund debt payments, reducing our ability to use such cash flows to fund working capital or capital expenditures.

We have a significant amount of debt and significant debt service obligations. As of December 31, 2009, the total third-party cash pay debt of Invitel Holdings and its subsidiaries (relating to continuing operations) was approximately €489.4 million. Our substantial debt could have important adverse consequences for us. For example, our substantial debt:

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

We may be able to incur substantial additional debt in the future. Although the Indentures and the agreements governing our other debt contain restrictions as to the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions and additional debt incurred, albeit in compliance with these restrictions, could be substantial. To the extent new debt is added to our current debt level, the substantial leverage risks described above would increase.

Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate sufficient cash to service our debt.

Our ability to make principal or interest payments when due or refinance our debt will depend upon our future operating performance and our ability to generate cash, which will be affected by general economic, financial, competitive, regulatory and business factors, as well as other factors discussed in “Risk Factors” some of which may be beyond our control.

We anticipate that our operating cash flows will be sufficient to meet anticipated future operating expenses and to fund capital expenditures. However, we cannot assure you that our business will generate sufficient cash flows from operations, that currently anticipated revenue growth and operating improvements will be realized, or that future borrowings will be available to us in amounts sufficient to enable us to pay our debt or to fund our other liquidity needs. If we are unable to meet our debt service obligations or fund our other liquidity needs, we may be required to:

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

The Indentures and the agreements governing our other debt impose restrictions on our ability to take certain actions. We cannot assure you that the operating and financial restrictions and covenants in our debt instruments, including the Indentures, will not adversely affect our ability to finance our future operations or capital needs, or engage in other business activities that may be in our best interest.

The Indentures and the agreements governing our other debt contain restrictions that substantially limit the financial and operational flexibility of our subsidiaries. In particular, these agreements place limits on our ability to incur additional debt, grant security interests to third persons, dispose of material assets, undertake organizational measures such as mergers, changes of corporate form, joint ventures or similar transactions and enter into transactions with related parties. Other limitations in the Indentures and such agreements restrict our ability to pay dividends. Our ability to comply with these provisions may be affected by changes in economic or business conditions or other events beyond our control.

If we do not comply with the covenants and restrictions in the Indentures, we could be in default under those agreements. Any default under the Indentures could lead to an acceleration of debt under other debt instruments that contain cross acceleration or cross default provisions. If our obligations under the Notes were to be accelerated, it is possible that the collateral would not be sufficient to repay such debt in full.

Invitel Holdings is a holding company and conducts no business operations of its own and depends on payments from its subsidiaries to make payments on its debt

Invitel Holdings a holding company that conducts no business operations of its own. Invitel Holdings has no significant assets other than the shares it holds in its direct subsidiaries.

ITEM 4.	INFORMATION ON THE COMPANY

4A. History and Development of the Company

The predecessor entity to Invitel Holdings, HTCC was incorporated in Delaware in 1992 as a holding company to acquire concessions from the government of the Republic of Hungary to own and operate local fixed line telecommunications networks in Hungary as Hungary privatized its telecommunications industry.

HTCC acquired the right to operate fixed line telecommunications networks in five historical concession areas from the Hungarian government and purchased the existing telecommunications infrastructure, including 61,400 telephone lines, from Magyar Telekom in 1995 and 1996. The acquired telecommunications infrastructure was outdated (manual exchanges and analog lines). HTCC overhauled the existing infrastructure with a major capital expenditures program. HTCC owned and operated all public telephone exchanges and local loop telecommunications network facilities in these five historical concession areas and were, until the expiration of its exclusivity rights in 2002, the sole provider of non-cellular local voice telephone services in such areas. Until 2007, HTCC operated and marketed this business through its Hungarian subsidiary Hungarotel Távkozlési ZRt (“Hungarotel”) which was merged into Invitel ZRt as of January 1, 2008. The five Hungarotel historical concession areas cover a population of approximately 668,000 with approximately 280,000 residences.

The PanTel Acquisition

HTCC purchased an initial 25% interest in PanTel Távközlési Kft. (“Pantel”) in November 2004 and acquired the remaining 75% from Royal KPN NV, the Dutch telecommunications provider (“KPN”), on February 28, 2005. PanTel was Hungary’s leading alternative telecommunications provider with a nationwide fiber optic backbone telecommunications network linking every county in Hungary. PanTel provided voice, data and Internet services to businesses throughout Hungary in competition with other telecommunications service providers including Magyar Telekom (the formerly State controlled monopoly telephone company). PanTel’s subsidiary, PanTel Technocom Kft. (currently, Invitel Technocom Kft. (“Invitel Technocom”)), provided telecommunications services to MOL (a Hungarian oil company) and operated and maintained various parts of MOL’s telecommunications network. As of January 1, 2008, we merged PanTel into Invitel ZRt and changed PanTel Technocom Kft.’s name to Invitel Technocom Kft. (“Invitel Technocom”).

PanTel was founded in 1998 by KPN, MÀV Rt. (“MAV”), the Hungarian state railroad company and KFKI Investment Ltd. (a Hungarian entity) to compete with Magyar Telekom. Following a tender process, the Hungarian government awarded PanTel licenses to provide data transmission and other services that were not subject to Magyar Telekom’s government protected monopoly rights for long distance voice services. In 1999, PanTel began building, along MAV’s railroad rights-of-way, a 3,700 kilometer-long state-of-the-art fiber optic backbone telecommunications network. PanTel also built metropolitan area networks, including a metropolitan area network covering Budapest, which networks connected to PanTel’s backbone network.

The Invitel ZRt Acquisition

In 2007 HTCC combined its operations with Invitel ZRt following the acquisition of Invitel ZRt, on April 27, 2007, by way of the acquisition of the shares of Invitel ZRt’s parent company, Matel Holdings N.V. (the “Invitel ZRt Acquisition”).

Invitel ZRt began its operations in Hungary in 1994. Invitel ZRt initially owned and operated two Hungarian telecommunication companies which had the right to operate in four historical concession areas in the Csongrád and Pest counties (Szeged, Szentes, Gödöllö and Vác). In 1996 and 1997, Invitel ZRt developed its network infrastructure within those areas and in 1998 established a joint venture for the provision of data services in and out of its historical concession areas, especially in Budapest. In 1999, Invitel ZRt acquired Jásztel ZRt., a regional telephone operating company operating in the Jászberény historical concession area (east of Budapest). In the same year, Invitel ZRt also acquired Corvin Telecom Távközlesi ZRt., an optical network operator specializing in data transmission which allowed Invitel ZRt to further the development of its Budapest joint venture. In 2000, Invitel ZRt acquired four additional historical concession areas (Dunaújváros, Esztergom, Veszprém and Szigetszentmiklós) through the acquisition of United Telecom International B.V. from Alcatel of France.

In 2000 and 2001, Invitel ZRt developed the national coverage for its telephone network in Budapest and more generally outside its historical concession areas. In 2001, Invitel ZRt was granted one of five national 3.5 GHz licenses over which it has deployed its point-to-multipoint (“PMP”) network. In the same year, Invitel ZRt also began its Internet access activity nationwide.

During 2002, the exclusivity period ended in Invitel ZRt’s concession areas. At this time, Invitel ZRt simplified its complex group legal structure. In May 2003, Emerging Europe Infrastructure Fund LP (“EEIF”) and funds managed by GMT Communications Partner III LLP (“GMT”) acquired individually the entire share capital of Invitel ZRt from Vivendi Telecom International S.A., and was subsequently renamed “Invitel Távközlesi Szolgáltató ZRt.”

On May 23, 2006, Invitel ZRt completed the acquisition of Euroweb International Corporation’s two, Internet and telecom related operating subsidiaries, Euroweb Hungary and Euroweb Romania (collectively, Euroweb). Euroweb provides Internet access and additional value added services including international/national leased line and voice services primarily to Business customers.

The Tele2 Hungary Acquisition

On October 18, 2007 HTCC purchased the Hungarian business of Tele2, the Swedish-based alternative telecom operator, by purchasing the entire equity interests in Tele2’s Hungarian subsidiary for €4 million in cash. Tele2 Hungary provided Carrier Selection and Carrier Pre-Selection fixed line telecommunications services to the Mass Market as a reseller using the network facilities of other operators pursuant to regulated resale agreements. At closing Tele2 Hungary subsequently merged into Invitel ZRt) had approximately 460,000 active Mass Market customers.

The Invitel International AG Acquisition

On March 5, 2008 HTCC acquired 95.7% of the outstanding equity in Austrian-based Memorex Telex Communications AG (now Invitel International AG). On August 28, 2008, HTCC acquired the remaining 4.3% stake of Invitel International AG from the minority shareholders in Invitel International AG, which gave us 100% ownership of the equity in Invitel International AG. Invitel International AG was one of the leading alternative telecommunications providers in the Central and South Eastern European region. Invitel International AG provided wholesale data and capacity services to leading global telecommunications providers and Internet companies between 14 countries in the region including Austria, Bulgaria, the Czech Republic, Italy, Romania, Slovakia, Turkey, and Ukraine. Invitel International AG operated over 12,500 route kilometers of fiber optic cable in the region which enabled it to provide high quality wholesale services to large international carriers.

The Reorganization

On February 26, 2009, we became the successor to HTCC pursuant to a corporate reorganization in connection with which we changed our place of incorporation from Delaware to Denmark. As a result of the Reorganization, each share of the HTCC Common Stock was converted into the right to receive one of our American Depositary Shares (“ADRs”). Following the completion of the Reorganization, we assumed the business functions formerly conducted by HTCC.

Acquisition by MEP of a controlling stake/Equity Tender Offer/Compulsory Redemption

In November 2009, Hungarian Telecom (Netherlands) Cooperatief U.A. (“Hungarian Telecom”), a company controlled by Mid Europa, became our controlling shareholder through the acquisition from TDC of 64.6% of our capital stock (the “TDC Share Acquisition”). On November 27, 2009, Mid Europa completed the acquisition of an additional 9.8% of our capital stock from Straumur — Burdaras Investment Bank hf., increasing their ownership interest to 74.4%. As at December 31, 2009 we were beneficially owned by Mid Europa (74.4%), management (5.6%) and members of the public (20.0%).

On December 7, 2009, Mid Europa announced its intention to offer to purchase all of our ordinary shares, par value €0.01 each (the “Shares”), and all American Depositary Shares, each representing one Share, evidenced as American Depositary Receipts, at a price of U.S.$4.50 in cash per Share or ADS, net to the seller in cash, without interest but subject to any applicable withholding of taxes, upon the terms and subject to the conditions to be set forth in an offer to purchase and related letter of transmittal (the “Equity Tender Offer”).

As a result of the completion of the Equity Tender Offer at 12:00 midnight, New York City time, on Friday, January 22, 2010, MEP increased its ownership in Invitel Holdings to 91.78%. Mid Europa is now in the process of acquiring the remaining Invitel shares not owned by it in a compulsory acquisition procedure under Danish law (the “Compulsory Acquisition”) at the same per share cash price offered and paid in the Equity Tender Offer. The Compulsory Acquisition was initiated on February 22, 2010 and is expected to be completed by July 8, 2010, at which point Mid Europa is expected to own all of the outstanding Shares of Invitel Holdings.

The Recapitalization

In November 2009, a series of transactions were consummated as part of a restructuring of our outstanding debt which resulted in a change in our ownership structure and a deleveraging of our cash-pay debt.

Subsequent Event - Sale of International Business

We have signed a sale and purchase agreement dated May 18, 2010 regarding the sale of our International Business which includes operations in Austria, Bulgaria, Czech Republic, Hungary, Italy, Romania, Serbia, Slovakia, Slovenia, Turkey and the Ukraine, but excludes our Hungarian domestic wholesale business. The purpose of the sale is to deleverage and focus on our core Hungarian domestic markets.

4B. Business Overview

We are the second largest fixed line telecommunications services provider in Hungary and the incumbent provider of fixed line telecommunications services in our 14 historical concession areas, where we have a dominant market share of the residential market. We are the number one alternative fixed line operator outside our historical concession areas.

We provide telecommunications services in Hungary and in the region under our common brand: “Invitel.”

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

•

Mass Market Internet. We provide Digital Subscriber Line (“DSL”) Broadband services to our Mass Market customers both in and outside our historical concession areas. We also provide IPTV (TV delivered over DSL broadband connections) services to our Mass Market customers in our historical concession areas.

•

Business. We provide fixed line voice, data, Internet and server hosting services to business (comprised of small and medium-sized enterprises (“SMEs”) and larger corporations), government and other institutional customers nationwide.

•	Domestic Wholesale. We provide voice, data and network capacity services on a wholesale basis to a number of other telecommunications and Internet Service Providers within Hungary.

Our historical concession areas are geographically clustered and cover an estimated 2.1 million people, representing approximately 21% of Hungary’s population.

Outside our historical concession areas, we believe that we are well positioned to continue to grow our revenue and market share, particularly in the Business segment, by taking advantage of our fully owned state-of-the-art backbone network, our experienced sales force and our comprehensive portfolio of services. Our extensive fiber optic backbone network (comprising approximately 8,500 route kilometers in Hungary) provides us with nationwide reach. It allows business and wholesale customers in particular, to be connected directly to our network to access voice, data and Internet services.

Our Strategy

Maximizing voice revenue and cash flow in our historical concession areas.

We intend to maximize our voice revenue and cash flow derived from the provision of voice services within our historical concession areas through the continued migration of customers from traffic-based to subscription-based packages with higher monthly fees and lower usage charges, the ongoing introduction of targeted, innovative and flexible service offerings and by maintaining the quality of our customer service. In addition, we have focused on, and will continue focusing on, formulating effective strategies to retain customers and defend against churn in our historical concession areas resulting from competition from cable operators and to a lesser extent Carrier Pre-Selection from Magyar Telecom. Examples of these strategies include:

•	pricing our service offerings to limit the incentive to switch to a competitor;

•	offering new commercial packages with a higher monthly fee but with bundled minutes included in the base subscription or with low call charges in all directions or various combinations thereof;

•	launching win-back activities aimed at cable users and Carrier Pre-selection, Carrier Selection users with new promotional offers;

•	establishing and developing loyalty programs, which will offer exclusive benefits to our customers;

•	offering attractive bundled packages (voice and Internet and IPTV) to counter bundled service offerings by cable operators; and

•	conducting programs to proactively migrate existing customers to more attractive packages via our telesales channels in combination with targeted promotional campaigns.

Capitalizing on growth opportunities for Mass Market DSL services, both in and outside our historical concession areas.

We believe that there is potential for further growth of DSL services in Hungary as personal computer and Internet penetration levels in Hungary continues to converge with Western European levels. Broadband usage has grown significantly in Hungary with penetration estimated to have increased from 0.7% of the households in Hungary as of 31 December 2002 to an estimated 47% as of December 2009. In comparison, Broadband penetration in Western Europe countries was estimated at approximately 54% of households as of December 2009.

We intend to continue to capitalize on the trend of increasing Broadband usage by continuing to grow our DSL customer base both inside and outside our historical concession areas. We grew our DSL subscriber base faster than the market in 2007, 2008 and in 2009. The growth in our DSL customer base is a key business priority as we believe it will increase line retention and stimulate fixed line revenue growth. For example, we have acquired the majority of new fixed line contracts through bundled voice/DSL offerings. We intend to continue to grow our DSL business principally through the following initiatives:

•

the introduction of IPTV (in 2008) to enable us to offer triple play (telephone, broadband Internet and TV) and dual play packages (broadband Internet and TV or telephone and TV) initially in our historical concession areas;

•

the launch of our ‘Net and Go’ combined fixed ADSL and mobile broadband proposition in September 2009. This enables us to offer fixed broadband and mobile broadband in a single package all under the Invitel brand. This product was developed in cooperation with Pannon, the second biggest mobile operator in Hungary;

•	the use of unbundled local loops in Magyar Telekom’s area to offer increasingly attractive and profitable higher speed Internet and bundled voice/Internet services;

•	the use of WiMAX technology (and our existing 3.5 Ghz licenses) to provide broadband access in those historical concession areas where there is no copper network today;

•	maintaining a broad mix of distribution channels such as our own and outsourced telesales, owned shops, third party channels and points of sale, and agent networks;

•	quarterly promotions supported by targeted television, radio and billboard advertising campaigns; and

•	developing innovative bundled packages together with progressively increasing broadband access speeds.

Expanding our Business segment revenue and market share nationwide.

We will continue to focus on expanding our business customer base and growing our share of the national business to business (“B2B”) market. We intend to capitalize on our extensive national backbone network, which means that in many cases business customers can be connected directly to our network, resulting in higher margins and more competitive pricing through lower access costs. Until recently, business customers have been connected directly to our backbone network mainly through the use of metropolitan fiber, line-of-site microwave, or leased circuits. Increasingly, in the future, we plan to add new customers through local loop unbundling, or the use of WiMAX technology. Lower value/volume business customers outside our historical concession areas are served through indirect methods such as Carrier Pre-Selection voice, and by buying DSL wholesale capacity from the incumbent. We plan to grow our revenue and increase our share in the business market through the following actions:

•

focusing on new customer acquisitions in the small and medium enterprises market through attractively priced, easily understood, voice, data, Internet and value added services, sold through an efficient direct sales organization and complemented by high quality customer care;

•	capitalizing on our traditional strength in the high-end corporate market and utilizing our extensive infrastructure, to selectively pursue a number of larger new corporate business customers;

•	retaining existing customers through effective account management, attractive renewal packages and continued customer care enhancement, such as the recent introduction of our “Top 100 program;”

•	taking advantage of more extensive local loop unbundling and WiMAX opportunities to enhance service offerings and reduce access costs outside our historical concession areas;

•	cross selling new services to existing customers; and

•	the continued development of our service portfolio and the introduction of a broader range of value added services such as server hosting and server virtualization services.

Continuing to evaluate any further value enhancing opportunities for consolidation.

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

Our Markets and Services

Through the Hungarian government’s tender process and as a result of subsequent acquisitions, we acquired exclusive licenses to provide local fixed line voice telephony services within our 14 historical concession areas which were valid until the end of 2002. Our historical concession areas are geographically clustered and cover an estimated 2.1 million people, representing approximately 21% of Hungary’s population. We have developed a full range of telecommunications services in our historical concession areas where we have a strong presence in the Mass Market Voice, Mass Market Internet, Business and Domestic Wholesale markets.

Outside our historical concession areas, we have a national network which provides Business customers in Budapest and 16 other major urban centers with the ability to be connected directly to our network, enabling us to deliver voice, data and Internet services, primarily through our PMP microwave networks and metropolitan fiber, or through unbundled local loops and leased lines. We also provided voice and Internet services to Mass Market customers and lower-value Business customers outside our historical concession areas using Carrier Pre Selection, Wholesale DSL services and Unbundled Local Loop.

We operate in four market segments: Mass Market Voice, Mass Market Internet, Business and Domestic Wholesale. We are continually seeking to develop and improve our overall service through improving the quality of our customer care and developing new service packages and offerings.

Mass Market Voice

We offer our Mass Market Voice customers a full range of basic and value-added voice services, both inside and outside our historical concession areas. Our basic services in our historical concession areas include access to analog and ISDN2 lines for local, long distance, fixed to mobile and international calling, a full set of operator services, directory services and public telephones. Our value-added services include voicemail, a variety of special calling features such as call waiting, call forwarding and caller ID. New services include a variety of bundled voice, Internet and IPTV packages.

Outside our historical concession areas, we provide a full range of basic and value added voice services to Mass Market Voice customers. We have been offering Carrier Pre-Selection based voice services since early 2002, after Hungary’s telecommunications market was liberalized. We also have some Carrier Selection customers, mainly as a result of the Tele2 Hungary acquisition, but have focused primarily on Carrier Pre-Selection outside our historical concession areas, as we believe that Carrier Pre-Selection ensures a higher quality and sustainability of revenue than Carrier Selection. These services enable customers who have fixed line voice access provided by other operators (primarily Magyar Telekom) to use our voice services. Carrier Pre-Selection and Carrier Selection packages include call charges only, since the monthly access fees are paid to the incumbent provider. The acquisition of Tele2 Hungary has added significantly to our Mass Market Voice customer base outside our historical concession areas. Outside our historical concession areas, we have focused principally on retaining and developing our higher value Mass Market Voice customers.

Mass Market Internet

We generate Mass Market Internet revenue inside our historical concession areas by providing DSL broadband access, Internet and IPTV services over our own network. Outside our historical concession areas, we provide broadband Internet services mainly by purchasing DSL services on a wholesale basis from the incumbent operator and acting as a third party Internet Service Provider. Outside our historical concession areas, we also offer high speed Internet access services using Local Loop Unbundling, in which case we rent the basic copper telephone line from the incumbent operator.

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

In our historical concession areas we offer DSL through our own network. Substantially all of our network is already capable of providing DSL services. We expect revenue from DSL services to grow as the result of a number of factors, including:

•	a gradual increase in personal computer penetration and demand for Internet access in Hungary;

•	continuous DSL development in new residential housing and other areas; and

•	focused marketing campaigns that have previously proved successful.

In September 2009, we also introduced our “Net and Go”, a combined fixed ADSL and mobile broadband proposition in our historical concession areas. This enables us to offer fixed broadband and mobile broadband in a single package all under the Invitel brand. This product was developed in cooperation with Pannon, the second biggest mobile operator in Hungary.

Although we still have some dial-up access Internet customers, we have stopped actively marketing dial-up access services. The number of our dial-up access Internet customers has declined sharply since the beginning of 2005 and we expect that this product will continue to be used by only a small number of customers in the future.

Business

We offer fixed line voice, data, Internet and server hosting services to SME businesses, larger corporations and governmental and other institutional customers nationwide. Our Business customers are defined as enterprises with over five employees. Inside our historical concession areas, we provide these services directly through our incumbent network. Outside our historical concession areas, we provide Business customers throughout Hungary with access to our voice, data and Internet services by directly connecting them to our national backbone network by using our own PP and PMP microwave network, by metropolitan fiber or by using unbundled local loops or through leased lines. Recently we have also started to deploy WiMAX technology in certain areas in order to directly connect business customers. Outside our historical concession areas, we also provide lower-volume Business customers with voice services using Carrier Pre-Selection and DSL Internet services by purchasing and reselling wholesale DSL services from the incumbent local telephone operator.

Our nationwide voice services include a full range of basic and value added voice services, including operator services, call waiting, call forwarding and toll-free numbers through analog PSTN, ISDN2, and ISDN30 connections.

Our nationwide Business data services include managed leased line services, IP-Virtual Private Network (“VPN”) services, and national frame relay Asynchronous Transfer Mode (“ATM”) services, which is a broadband, network transport service that provides an efficient means of moving large quantities of information. Our managed leased line service consists of PP leased lines which businesses and institutions can use to establish direct digital connections between each other on a closed network, enabling the exchange of audio, data and multimedia files. We provide nationwide IP-VPN services from 64 Kbps to 1 Gbps. Our IP-VPN network uses Multiprotocol Label Switching (“MPLS”) technology that allows unified, flexible, secure and value added voice, data and Internet services. Our national frame relay service enables high-speed switched digital data communication and can transport voice and data at the same time.

Our nationwide Business Internet services consist primarily of Internet access services. Our Internet access services are provided through leased lines and DSL services nationwide. Business DSL services are available in four standard bandwidths (1 Mbps, 2 Mbps 4 Mbps and 8 Mbps). We also offer Business customers the “IP Sec” feature, which allows Business customers to work from home via secure broadband Internet access. We also offer server hosting and server virtualization services.

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

As part of our strategy of extending our service portfolio for Business customers, we also now provide a range of co-location, server hosting and rental, server virtualization, and data center outsourcing services based at our two flagship data centers in Budapest (which together comprise approximately 1,800 square meters).

Domestic Wholesale

We provide voice, data and bandwidth capacity services on a wholesale basis to other operators and service providers. These services typically generate revenue in the form of rental payments for capacity or managed bandwidth services and traffic-based charges for voice transit services to and from other Hungarian telecommunication service providers. Capacity services generate revenue based on the bandwidth of the service and the distance between the endpoints of the customers. We have interconnection agreements with carriers to transport voice, data and Internet traffic countrywide.

Our Domestic Wholesale business consists of four product lines: providing managed bandwidth services; providing dark fiber; providing IP capacity; and providing wholesale voice services.

We provide managed bandwidth services with speeds up to 10 Gbps for a wide range of Hungarian telecommunications service providers. Telenor, Vodafone, UPC, Digi, AH and some cable TV providers are using us as their backbone provider and we are giving them access to their end users. We also provide lateral support services such as co-location and managed router services.

Providing dark fiber entails renting or selling fiber optic cables to cable television operators and mobile operators, which enables these customers to manage their own networks. We provide co-location facilities in addition to repair and maintenance services to these customers

Providing IP capacity entails providing connectivity to the Internet at a guaranteed minimum bandwidth to Internet Service Providers and cable television operators that provide Internet services.

Our wholesale voice services involve routing voice calls among our Hungarian partners. To reach worldwide destinations we are using the International Business.

We have signed a sale and purchase agreement dated May 18, 2010 regarding the sale of our International Business. See “Item 4. Information on the Company - Subsequent Event - Sale of International Business”.

Pricing and Tariffs

Mass Market in Concession

We charge our Mass Market Voice customers a monthly subscription fee and measured service fees for local, mobile, long distance and international calls. We generally charge our Mass Market Internet customers a monthly subscription fee.

Competition in the Mass Market Voice market in our historical concession areas from mobile operators and cable television companies, and to a lesser extent, fixed line operators, has driven down the pricing of our Mass Market Voice service packages. In response, we were the first fixed line operator in Hungary to introduce voice packages that provide customers with the flexibility to choose between different price options. For example, our customers can choose between packages with a higher monthly subscription fee bundled with cheaper off-peak calls or minutes included in the monthly subscription fee or more favorable tariffs in preferred call directions. In order to ensure that our service offerings remain highly competitive, we introduce new packages for all markets on a regular basis. The overall effect has been to generally increase the proportion of revenue derived from monthly subscription fees, as opposed to revenue from individual call charges.

In addition to developing new pricing structures, we have initiated a bundling strategy. Our bundled offerings include extra voice minutes and Internet access and/or usage in voice package monthly fees. These packages range from offers including dial-up minutes for entry level or low-end Internet users to high-end packages with unlimited DSL access. Our sales strategies emphasize our new commercial packages with higher monthly fees but with local and off-peak calls included in the base monthly subscription fee or with low call charges. We often run retention programs with DSL access to keep our customers from switching to cable television operators. We also target residences that would perhaps not otherwise use our voice service by offering bundled voice and Internet packages. We estimate that we currently achieve 75% of our new line subscriptions through bundled voice/DSL offerings. Since June 2008, we have also been offering IPTV services to customers in most of our historical concession areas, and sell these services in all our historical concession areas since February 2009. “InviTV” is offered bundled with voice service and Internet access as a “triple play” package, or with Internet access as a “dual play package.” In September 2009, we also introduced our “Net and Go” bundled Fixed and Mobile broadband product package.

Mass Market Out-of-Concession

Outside our historical concession areas, we offer Carrier Pre-Selection based voice services. While we have a limited number of Carrier Selection customers (principally as a result of the Tele2 Hungary Acquisition), we are not actively marketing that service and are attempting to convert those higher value Carrier Selection customers to Carrier Pre-Selection based services. For such services, we bill on the basis of usage (i.e. minutes), since the monthly subscription fees are paid by the customer to the incumbent provider to whose access network the customer is directly connected. Our pricing packages outside of our historical concession areas tend to be simpler, with less differentiation among types of calls.

With respect to the Mass Market Internet market outside of our historical concession areas, we charge a fixed monthly fee with no usage fee. We use different pricing points and promote bundled voice with Internet services both in propositions on a wholesale basis (WS ADSL and CPS) and LLU. We face stronger competition in the Mass Market Internet market outside our historical concession areas, and accordingly, re-evaluate the pricing of our services on a regular basis to ensure they remain competitive by creating customized packages to differentiate ourselves from our competitors in categories and segments where we intend to increase market share.

Business

In the Business market, we price voice, Internet and data services individually or on a bundled basis driven by competition in the specific customer segment and access technology available to provide the required service.

We have been very successful in increasing our market share in the SME segment in the last few years by using targeted direct sales with tailored pricing and bundling data/Internet access with voice services. With respect to large accounts, where we have the highest market share, the most important driver of pricing, other than profitability, is the value of a customer over the lifetime of the service we provide to such customer. We compete with Magyar Telecom for a relatively low number of new customers in selected projects where pricing is determined by tenders. Our recently expanded server related services provides us with increased pricing flexibilities in both standard bundled packages for small enterprises and customized solutions for larger customers.

We regularly adjust our pricing schemes and tools by monitoring our competition (mainly Magyar Telekom, GTS and smaller ISPs). We price data and data traffic related services to meet required gross margins while attaching appropriate call charges and flexible monthly fees for voice services.

Business voice tariffs have decreased significantly since the beginning of 2004 as a result of increased competition from both fixed and mobile operators.

While monthly fees for business data and Internet services show a year-on-year decline, higher usage in terms of data and associated increased bandwidth requirements present opportunities of pricing new service features in bundled offers.

Domestic Wholesale

For managed bandwidth services, we charge our customers a fixed monthly fee for a guaranteed minimum bandwidth along with a service agreement.

To the extent we provide dark fiber, we generally charge a monthly fee on a per kilometer basis. Customers often require us to extend our backbone network directly to their premises or to another city or, in the case of mobile operators, to one of their central switching locations. We generally charge our customers a one-time fee for extending our network to meet such requirements.

For IP capacity services, we generally charge a monthly fee based on a guaranteed minimum bandwidth along with a service agreement. Customers can also pay for a committed amount of bandwidth and purchase supplemental bandwidth, if available, as needed.

For wholesale voice services, we generally charge our customers a variable amount based on the length of the call, the time of day and the destination. Our long term business relations, partners are giving us stability. We are exchanging similar amount of traffic month by month, which is not typical in this market segment worldwide.

Interconnection

A small portion of our revenue and a substantial portion of our cost of sales are made up of interconnection fees. Interconnection fees were introduced to ensure widespread provision and interoperability of telecommunications services. Operators of public telecommunications networks have a right and, when requested by other operators, an obligation to interconnect their networks to each other. This interoperability enables customers to choose any telecommunications services provider and place and receive calls from all other service providers. The telecommunications services provider that provides the initial connection and the telecommunications services provider that terminates the call, as well as any telecommunications services provider that transports the traffic between the two, share in the revenue collected from the call. Interconnection charges, like retail voice tariffs, are often dependent on the time of day that the call is placed, the length of the call and the distance covered. The settlements are coordinated through wholesale arrangements and the fees are largely regulated. See “— Our Network — Interconnection Agreements with Other Operators”.

We receive per minute call termination fees for completing calls to our customers who are directly connected to our network. These fees are passed to us from other telecom operators (fixed line, mobile, cable television operators, whether within or outside Hungary). We receive fees with respect to all of our directly connected customers, whether within, or outside, our historical concession areas. In our historical concession areas, our customers are directly connected to our network. Outside our historical concession areas, customers are connected to our network through a PP or PMP wireless connection, metropolitan fiber, a leased line, Local Loop Unbundling or over WiMAX.

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

We receive per-minute call origination fees when any customer who is directly connected to our network elects to use a competing fixed line telecommunications services provider to make outgoing calls through the use of either Carrier Pre-Selection or Carrier Selection (in these cases we still collect a monthly subscription fee from the customer for the use of our fixed line connection).

We pay per minute call origination fees when a customer who is directly connected to another Hungarian fixed operator’s network, elects to use our service to make outgoing calls through the use of either Carrier Pre-Selection or Carrier Selection (in these cases, the operator to whose network the customer is directly connected still collects a monthly subscription fee from the customer, for the use of the fixed connection). See “Item 4. Information on the Company – Hungarian Regulatory Environment”.

Local Loop Unbundling Fees

When we connect a customer to our network through a Local Loop Unbundling arrangement, we rent the connection to the customer from the incumbent local operator for a monthly fee. We then collect from our customer a monthly subscription fee and a traffic fee for service or a bundled fee. The incumbent operator loses the billing relationship with the customer. Conversely, when a competitor comes into one of our historical concession areas and connects a subscriber to their network through a Local Loop Unbundling arrangement with us, we receive a monthly fee for allowing the competitor to use the telephone line that we own and we lose the direct billing relationship with the customer. See – Hungarian Regulatory Environment”.

Our Customers

As of December 31, 2009, we had approximately 356,000 Mass Market Voice customers within our historical concession areas and we had approximately 363,000 Mass Market Voice customers outside our historical concession areas connected primarily through Carrier Pre-Selection and Carrier Selection. As of December 31, 2008 and December 31, 2007 we had approximately 382,000 and 405,000 telephone lines in service within our historical concession areas to service Mass Market Voice customers, respectively, and approximately 440,000 and 664,000 active Mass Market Voice customers connected through indirect access outside our historical concession areas, respectively. This decrease in the number of active Mass Market Voice customers in our historical concession areas is due to the gradual decline in the overall fixed voice market. The rate of decline however is expected to further slow with the increasing penetration of ADSL and IPTV services.

As of December 31, 2009, we had approximately 147,000 Mass Market broadband DSL customers, of which approximately 119,000 were connected directly to our networks within our historical concession areas and 28,000 were outside our historical concession areas and serviced principally by our purchasing wholesale DSL services from the incumbent local telephone operator (primarily Magyar Telekom). This compares to December 31, 2008 when we had 139,000 broadband DSL customers. The number of IPTV customers has increased to approximately 10,000 as of December 31, 2009 since June 2008, when we introduced this service.

As of December 31, 2009, we had approximately 44,000 voice telephone lines within our historical concession areas serving business customers compared to approximately 48,000 as of December 31, 2008. Outside our historical concession areas, we had approximately 56,000 direct access voice telephone lines and approximately 9,000 indirect access voice telephone lines as of December 31,

2009, compared to approximately 58,000 direct access voice telephone lines and approximately 12,000 indirect access voice telephone lines as of December 31, 2008. As of December 31, 2009, we had approximately 17,000 DSL lines and approximately 16,000 leased lines compared to approximately 17,000 DSL lines and approximately 15,000 leased lines as of December 31, 2008.

In the Domestic Wholesale market, we had approximately 250 customers as of December 31, 2009. Customers include telecommunication services providers from across Western Europe and the United States, incumbent telecommunications services providers, alternative fixed line telecommunications services providers, mobile operators, cable television operators and Internet Service Providers.

We have a well-balanced revenue and cash flow mix from our continuing operations, making us less susceptible to market pressures in any particular market segment. For the year ended December 31, 2009, we derived approximately 37% of our revenue from Mass Market Voice, 15% from Mass Market Internet, 38% from Business and 10% from Domestic Wholesale. For the year ended December 31, 2008, we derived approximately 41% of our revenue from Mass Market Voice, 14% from Mass Market Internet, 36% from Business and 9% from Domestic Wholesale.

Our Sales and Distribution Channels

Mass Market

In our historical concession areas, our Mass Market Voice and Mass Market Internet sales channels include walk-in shops, point-of-sale reseller and partner shops, independent third-party sales agents, our own telesales operations and our Internet web site. We manage 18 walk-in shops in our historical concession areas. Our services are sold to Mass Market customers outside our historical concession areas through a non-exclusive network of agents and point-of-sale reseller and partner shops and our own and outsourced third-party telesales operations.

Business

Our direct sales force of approximately two sales executives and approximately 56 key account managers is our primary Business sales channel. Key account managers are responsible for managing the relationship with and developing business with our larger corporate customers. Our sales executives are responsible for driving new business acquisition primarily in the SME market. This group also works with a specialized telesales group for contract renewals, appointment setting, and sales to lower-end SME customers.

We also use agents and resellers as indirect sales channels, which allow us to expand the geographical range of our Business sales and improve our coverage of the small enterprise market. In the case of contracts originated by our resellers and strategic partners, we become the contracting party and the exclusive owner of the customer in respect of the telecommunication services.

Domestic Wholesale

In Hungary, we have a dedicated business development and sales staff that focuses primarily on selling our managed bandwidth services, IP capacity and dark fiber services throughout Hungary to mobile operators, cable television operators and Internet Service Providers.

Our Network

Overview

Our telecommunications network is comprised of our original network in the Hungarotel historical concession areas, the national and international backbone network and access networks that we added when we acquired PanTel in 2005, the network we added through the Invitel ZRt Acquisition in 2007, which consisted of the network covering the Invitel ZRt historical concession areas as well as a national backbone network and access networks covering many of Hungary’s urban centers, and the regional network we added with the acquisition of Invitel International AG in 2008. Today, our telecommunications network consists of a national backbone network and access networks throughout Hungary as well as an international backbone network in the Central and South Eastern European region.

Backbone Network

Our national fiber network comprises approximately 10,000 route kilometers of fiber (8,500 route kilometers in the backbone and 1,500 route kilometers of access network) with points of presence in Budapest and more than 40 urban centers across Hungary. Our international backbone network comprises approximately 23,000 route kilometers of fiber with approximately 40 major points of presence in 19 countries. Our network carries traffic between the major cities of Hungary, provides connectivity to and within our historical concession areas, connects major urban business centers outside our historical concession areas and provides international connectivity. Through Invitel International AG, we have comprehensive coverage of the Central and South Eastern European region, including hard to reach countries such as Albania and significant presence through long distance routes in Austria, Bulgaria, Czech Republic, Germany, Italy, Romania, Slovakia, Ukraine and Turkey. Our backbone network consists of fiber rings that management believes are on par with Western European digital network standards and has been designed for an open architecture using Synchronous Digital Hierarchy (“SDH”) and DWDM technologies.

Access Networks Inside Our Historical Concession Areas

Within our historical concession area (which covers approximately 21% of Hungary’s population), we have versatile modern telecommunications networks. The networks are designed to offer voice and broadband (DSL) services to substantially all of our customers as well as data services to our Business customers. The network is based on a combination of copper lines, wireless technologies and fiber optic cable for certain major customers.

Access Networks Outside Our Historical Concession Areas

Point-to-Multipoint Networks. We have developed the largest PMP radio system in Hungary in the licensed 3.5 GHz frequency band. By covering Budapest, 21 other major urban centers and two other smaller cities outside our historical concession areas, we have gained a competitive advantage by creating an alternative access network independent of Magyar Telekom’s local loops. These networks enable us to deliver a full complement of managed voice, data and Internet services to our Business customers.

Point-to-Point Networks. We use PP microwave radio to provide high bandwidth connections to corporate clients and, to a lesser extent, for backhaul transmission (connecting our core network with small sub-networks) to interconnect PMP sites to our network. The majority of our PP sites have been deployed in Budapest. We have installed more than 2,519 PP links to date for connection to corporate clients and approximately 18 links to provide connections between PMP and PP sites.

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

The networks which we operate outside our historical concession areas also include network lines which we lease from other telecommunications operators and unbundled local loops (Local Loop Unbundling). This enables us to reach a wider geographical area beyond the coverage of our PMP and PP networks and MANs over which we have control. Local Loop Unbundling also provides us with a lower cost option for directly connecting smaller business customers. We have approximately 5,000 customers connected through Local Loop Unbundling, with 13 Local Loop Unbundling sites in Budapest and 10 Local Loop Unbundling sites outside of Budapest. In addition, we have 28 WiMAX base stations on the outskirts of Budapest and 16 other cities to provide alternative low cost access methodology to directly connect principally smaller business and residential customers.

Switched Voice Network

We have deployed a fully digital switching network hierarchy. A total of 19 exchanges have been deployed in a hierarchical network. Local Exchanges handle the interconnection of customer lines and the switching of local traffic while the Primary Exchanges handle traffic for other areas. Secondary Exchanges provide the transit functionality for switching traffic between different regions. Secondary Exchanges also handle the interconnection of Business voice traffic from outside our historical concession areas. The International Gateway Exchange is the point of interconnection for all international, national and mobile traffic in our network.

Data and Leased Line Network

Multi-service network. We have deployed an extensive multi-service network to provide advanced IP based services to corporate, SME and Internet Service Provider clients. The range of services includes IP and Ethernet based VPN, virtual dial-up networks, VoIP, Internet access, VLAN and Extranet services. This enables us to provide tailored services to meet the customers’ needs. This multi-service network has been deployed throughout Budapest, our historical concession areas and 16 major cities in Hungary. The main nodes are interconnected by a 10 Gigabit Ethernet network which also extends nationally to the main centers in our historical concession areas. The smaller nodes are connected in a star or mesh configuration.

Managed leased line network. The managed leased line network provides “last mile” access to leased line customers. The extensive network provides multiple points of presence for managed leased line services. It also provides cross-connect capabilities to enable leased line networks to be remotely reconfigured. Leased Line services are provided through fiber, PP and PMP networks in more than 40 cities outside our historical concession areas.

Both the multi-service and the leased line networks are designed to offer capacity and flexibility for the positioning of advanced data and leased line services.

Interconnection Agreements with Other Operators

We have interconnection agreements with each of the major Hungarian fixed line, mobile and alternative operators, including, among others, Magyar Telekom, UPC Hungary, T-Mobile, Pannon GSM, Vodafone and GTS. The objective of these interconnection agreements is to enable the parties to access each other’s networks and terminate traffic originated in the other party’s network, which enables the two operators’ customers to connect with each other. These interconnection agreements are typically for indefinite terms and are based on, or incorporate the terms of, our reference interconnection offers (“RIOs”). If the other interconnection party is considered to have significant market power, then typically the terms of the other party’s RIO are also incorporated. See “– Hungarian Regulatory Environment” and “— Pricing and Tariffs — Interconnection”.

We also have interconnection agreements with foreign telecommunications network operators, including, among others, WIND, Belgacom, ATLAS, Cesky Telecom, Telekom Austria, Romania Data Systems and T-Systems (Germany). These voice interconnection agreements relate to the interoperability of the networks and the provision of mainly reciprocal international voice carrier services. These agreements are typically for indefinite terms. Under these agreements, we are purchasing from and providing for other telephone operators voice hubbing (i.e. collection of voice traffic), transit and call termination services in the most favorable directions at the best possible fees.

Network Access Agreements with Internet Service Providers

We have wholesale agreements with various Internet Service Providers under network management agreements enabling them to provide Mass Market Internet and Business Internet services. These agreements provide for DSL broadband Internet access through our networks. See “– Hungarian Regulatory Environment”.

We have been a DSL services provider in our historical concession areas since 2001. We offer DSL services in our historical concession areas on a wholesale basis, mainly to Magyar Telekom (for the sale of products under its T-Home brand) and Enternet.

Outside our historical concession areas, we have network access agreements with Magyar Telekom and UPC Hungary for DSL services and dial-up access.

Additionally, in the Domestic Wholesale market, we act as a nationwide Internet Service Provider and purchase international peering services primarily through “Tier 1” carriers such as Telia and Verizon.

Network Management

We monitor our voice network with continuously running systems, which has enabled us to improve our quality of service to an average fault rate per month which was below 0.0054% in 2009, which we believe is comparable to European benchmark operators and is significantly better than the threshold imposed by the Hungarian regulatory authorities. Monitoring provides us with the proactive management ability of network/service failures, allowing us to provide a high, guaranteed level of service availability, which is particularly important to and valued by our Business customers.

We also constantly monitor our IP network using a network management system that runs on a Hewlett Packard (“HP”) platform using HP Openview. This HP platform provides integrated management of our operation and maintenance processes by our centralized network management staff and significantly reduces our network operating costs. These network monitoring systems, which also have back-up facilities, are located at our Service Management Center near our corporate headquarters in Budaörs near Budapest and can be accessed from other locations on our network.

In addition, we monitor customer service level agreements to ensure that we apply the appropriate priority and escalation levels to customer service calls logged.

Our Competition

In Hungary our most significant fixed line competitor is Magyar Telekom, the largest provider of fixed line telecommunications services in Hungary, with its historical concession areas covering an estimated 77% of Hungary’s population. We also compete with Hungarian cable TV operators, and to a lesser extent, with Hungarian alternative fixed telecommunications services providers such as GTS, and foreign telecommunications services providers operating in Hungary such as BT plc.

Mass Market Voice

In the Mass Market Voice market in our historical concession areas, the competitive positioning is mainly based on quality of service, perceived value added of bundled product offerings, and price. Outside our historical concession areas, price is the main basis for competition.

In our historical concession areas, our fixed line competitors may offer services on a Carrier Selection basis or on a Carrier Pre-Selection basis. Outside our historical concession areas, we compete with the local incumbent network operators as well as with other alternative operators. We have focused mainly on providing Carrier Pre-Selection based voice services outside our historical concession areas, as Carrier Pre-Selection ensures a higher quality and sustainability of revenues than Carrier Selection.

We also compete with mobile network operators. The mobile subscriber base in Hungary has grown rapidly since the 1990s, partly due to low pre-existing levels of fixed line penetration. As a result, the mobile penetration rate in Hungary is approximately 118.7% of the population as of December 31, 2009, and the number of mobile subscriptions is more than three times the number of fixed lines (3.1 million fixed lines as of December 31, 2008 according to the National Communications Authority report). Mobile telecommunications services have contributed to the decline of the fixed line subscriber base and have led to fixed-to-mobile churn.

We have seen increased competition from cable television operators in the Mass Market Voice market. Under current regulations, cable companies can cross-finance services (TV, Internet and Voice services) in product offers, enabling them to aggressively price and market the voice portion of their product offering. The cable television operators’ unique selling points are their low monthly fees for voice and free calls inside their own network. However, the Hungarian cable market is very fragmented and cable competitors impact our business differently in each of our historical concession areas. The principal cable television operators we compete with in our Mass Market Voice market are UPC Hungary, Magyar Telekom (through the T-Home brand) and Digi, each of which have introduced triple play solutions in our historical concession areas.

We also face increased competition from providers of VoIP services such as Skype. We are also marketing a VoIP service.

Mass Market Internet

We compete in the Internet services market with Internet Service Providers throughout Hungary, including Magyar Telekom (through the T-Home brand). We also compete with cable television network operators, such as UPC Hungary, Magyar Telekom (through the T-Home brand) and Digi, which utilize their cable networks to provide broadband Internet services and VoIP. Currently, an estimated 57% of Hungarian households subscribe to cable television. The national average penetration rate is mirrored in our historical concession areas. Competition in this market is primarily on the basis of price and brand.

In our historical concession areas, we are able to offer DSL broadband services to substantially all of our fixed line customers, which gives us a strong competitive position in these areas. Since June 2008 we have also been offering IPTV services over broadband DSL to customers in most of our historical concession areas as part of a “triple play” and “dual play” offerings. We introduced IPTV services in our remaining historical concession areas in February 2009. Outside of our historical concession areas, we provide DSL based broadband Internet services principally by buying the service on a wholesale basis from the incumbent operators, primarily Magyar Telekom. In some cases, we provide this service through Local Loop Unbundling and we expect our use of this technology to increase in the future.

Business

Our main fixed line competitors in the Business market is Magyar Telekom, and to a lesser extent, GTS. The basis of competition includes network reach, proximity to customer premises, price and customer service. Operators who rent networks from the incumbent provider cannot compete as effectively as those with direct network presence in the area. Margin per customer is closely correlated with how much traffic is carried or how much capacity is provided on our own network infrastructure.

We believe that our national network, as well as our modern data center facilities, give us a relatively strong competitive position when selling voice, data, Internet access, and data center services like server hosting to Business customers throughout Hungary. In most urban centers, we have a point of presence on our own fiber optic backbone network and, therefore, are able to connect customers directly to our backbone network using our metropolitan fiber, line of sight microwave, Local Loop Unbundling or leased lines. We are also deploying WiMAX technology in certain areas as another method of directly connecting business customers to our backbone network.

We also compete with the mobile operators who target business customers, which has led to fixed-to-mobile substitution in the Business voice market.

Domestic Wholesale

Inside our historical concession areas, we currently experience limited competition for wholesale services because these services are typically provided by the primary incumbent local telephone operator. Outside our historical concession areas in Hungary, our competition is comprised primarily of the incumbent operators, mainly Magyar Telekom as well as Antenna Hungária (the national broadcast company) which provides smaller bandwidth services over microwave, MVM (the national power company which provides primarily large bandwidth services between cities) and GTS.

Billing and Customer Care Software Systems

We currently operate on a single monthly billing period. At the end of each billing period, our external systems transfer metered data to the billing systems and an update is prepared for the general ledger. The majority of billing files are sent to a third party for printing and distribution. The vast majority of our residential customers pay their bills through the Hungarian Post Office’s third party payment system. Under this system, customers fill out a payment order and pay the amount due to the Hungarian Post Office, which in turn transfers all amounts paid by our customers promptly to our account. The Hungarian Post Office’s third party payment system has traditionally been the main means of bill payment for service providers in Hungary. A minority of our customers pay their bills through direct debit and bank transfers.

We currently operate three different billing systems:

•	CosmOSS, a post-paid billing system that provides billing services to Mass Market and Business customers. CosmOSS bills for both voice and data services. CosmOSS is operated by Euromacc Kft.

•

Telemax, a post-paid billing system that provides billing services to Mass Market and Business customers. Telemax bills basically voice services and some data services. The Telemax billing system is used to bill for indirect long distance voice services. Telemax is operated by Hewlett Packard.

•	FusionR, a post-paid billing system that provides billing services for certain important Business customers, Domestic Wholesale services and Carrier Pre-Selection and Carrier Selection services.

We also operate four different customer administration systems:

•

Contract Management (“CM”) is an order management application that provides a consolidated platform for the entire Business customer market. It also supports the entire service life cycle from the sales offer phase to technical disconnection (offer, contracting, implementation, operation, disconnection).

•	Network Management Tool (“NMT”) is an order management system serving voice services and automatic provisioning support for Mass Market and Business customers in our historical concession areas.

•	Internet Administrator (“IA”) is an order management system serving Internet and bundled (Voice and IP) services with automatic provisioning support and also with long distance voice services.

•	VITRIN is a workflow application providing provisioning and fault handling workflow support for Business data services.

We believe that our billing and customer care systems are adequate to meet the current functional requirements for invoicing our customer base.

Hungary and its Telecommunications Industry

Hungary

Hungary is located in Central Europe bordering on Austria, Slovenia, Croatia, Serbia, Romania, Ukraine and Slovakia. It has approximately 10.0 million inhabitants, approximately 1.7 million of whom reside in Hungary’s capital, Budapest.

Since 1990, foreign direct investment into Hungary has been approximately €60 billion as of December 2009. Hungary, Poland and the Czech Republic are the recipients of more than 50% of the total foreign direct investment into the former Communist countries in the region. Since 1995, the Hungarian government has embarked on an economic stabilization effort aimed at putting the economy on a sustainable path of low-inflation growth. The unemployment rate decreased from 10.3% in 1995 to 8.0% at December 31, 2008; however, due primarily to the global economic crisis, the unemployment rate climbed back to near 10% in December 2009.

On May 1, 2004, Hungary joined the E.U., together with nine other countries. Hungary plans to adopt the Euro as its currency between 2011 and 2014, although no official deadline has been declared by the government. Hungary joined the North Atlantic Treaty Organization in 1999. Hungary is also a member of the Organization for Economic Co operation and Development and the World Trade Organization.

The following table sets out Hungary’s annual GDP growth and inflation rates since 2005.

	Annual GDP Growth Rate	Annual Inflation Rate
	%	%
2005	4.1	3.6
2006	3.9	3.9
2007	1.3	8.0
2008	-2.3	6.1
2009	-6.3	4.2

In addition to the factors noted above, over the past two years there has been significant fluctuations in the global economy and financial markets, including within the Hungarian economy and financial markets. In addition, the forint/euro exchange rate increased from 243.17 as of September 30, 2008 to as high as 316.00 as of March 6, 2009. The forint/U.S. dollar exchange rate increased from 169.15 as of September 30, 2008 to as high as 249.29 as of March 6, 2009. The decrease in value of the forint has made it more difficult for the Hungarian government to raise funds in the government debt market. With a weakened forint, new foreign currency loans to Hungarian businesses and consumers are declining and Hungarian businesses and consumers have a more difficult time repaying their existing loans denominated in foreign currencies since they need more forint to cover their repayments.

History

In 1989, the Hungarian state owned Post, Telegraph and Telephone Company was divided into three separate companies: the Hungarian Broadcasting Company, the Hungarian Post Office and Magyar Távközlési Vállalat (the former Hungarian Telecommunications Operator which was privatized in 1992 and currently comprises Magyar Telekom).

Pursuant to Act LXXII of 1992 on Telecommunications (the “1992 Telecommunications Act”), the Hungarian government divided Hungary in 1993 into 54 geographically defined concession areas for local public fixed line voice telephony services (each, a “historical concession area”). Although the concession regime of the 1992 Telecommunications Act was repealed by Act XL of 2001 on Communications (the “2001 Communications Act”), the currently operating telecommunications service providers are still the primary operators in those geographic areas of Hungary, which previously constituted their historical concession areas as defined by the 1992 Telecommunications Act.

In August 1993, the Ministry of Transport, Telecommunications and Water Management announced an international tender for the exclusive right to provide international and domestic long distance telephony services throughout Hungary and to provide local public fixed line voice telephony services in 29 out of the 54 historical concession areas, including Budapest. The Ministry selected Magyar Telekom as the winner of this tender.

In September 1993, the Ministry announced a second competitive bid for the exclusive right to provide local public fixed line voice telephony services in the remaining 25 of the 54 historical concession areas. The Ministry awarded 23 out of the 25 concession areas offered in the second tender. The right to operate 15 of those historical concession areas were distributed among 12 local telephone operators (each a Local Telephone Operator or “LTO”). Magyar Telekom, either directly or through predecessor companies, was awarded eight historical concession areas and was additionally chosen as the default provider in two areas where there was no successful bidder. Each of the LTOs (including HTCC and the predecessors of Invitel ZRt and HTCC) received 25 year licenses to provide local basic telephony services with exclusive rights in their respective concession areas until 2002. Each of the LTOs other than Magyar Telekom negotiated a separate asset purchase agreement with Magyar Telekom to acquire each historical concession area’s existing telephony plant and equipment.

The liberalization of the fixed line telecommunications market in Hungary could only be launched following the expiration of Magyar Telekom’s exclusive right to provide national long distance and international telephony services in December 2001 and the expiration of each LTOs’ exclusive concession rights in their respective historical concession areas in 2002.

In line with the E.U. regulatory framework on electronic communications, the 2004 Communications Act restructured the regulatory authorities responsible for the supervision of the liberalized telecommunications market, with the primary supervisory authority being the NHH.

Hungarian Fixed Line Telecommunications Industry

We are the second largest incumbent fixed line telecommunications operator with 14 of the above mentioned historical concession areas. In addition to us, the two other incumbent fixed line telecommunications services providers operating in Hungary today are Magyar Telekom and UPC Hungary:

•

Magyar Telekom: Magyar Telekom is the largest provider of fixed line telecommunications services in Hungary. Magyar Telekom is the successor company of the former monopoly provider of long distance and international telephony services in Hungary, and the provider of local telephony services in 39 historical concession areas. Magyar Telekom has an estimated 56% national residential fixed voice and Internet market share and an estimated 61% national business market share. Magyar Telekom is listed on both the Budapest Stock Exchange and the New York Stock Exchange (its parent company is Deutsche Telekom AG, which owns 59.2% of Magyar Telekom).

•

UPC Hungary: UPC Hungary is a wholly owned subsidiary of Liberty Group, Inc., a global cable operator that operates within 15 countries, principally in Europe. UPC Hungary provides local telephony services in one historical concession area and through its cable network covers approximately 1.2 million homes where it provides Internet and fixed voice services in addition to cable television. UPC Hungary has an estimated 14% national residential fixed voice and Internet market share.

Hungarian Telecommunications Market

Fixed Line Voice

The fixed line telecommunications market in Hungary has been characterized by a decline in the number of subscriber lines in recent years. The penetration of fixed lines has fallen from a peak of approximately 38% in 2000 to approximately 31% as of December 31, 2009 (expressed as a proportion of the overall population), primarily as a result of the rapid increase in mobile penetration from approximately 10% of the population in 1998 to approximately 118.7% as of December 31, 2009 (and the resulting migration of both residential and Business traffic from fixed to mobile networks) as well as increased competition from cable television operators (offering “triple play” packages comprised of television, Internet and voice services). The fixed line penetration per household was approximately 61% as of December 31, 2009. However, in terms of subscribers, the contraction of the fixed line market has slowed as the mobile penetration growth has also slowed and broadband penetration has increased. The number of fixed lines decreased by 1% between December 31, 2008 and December 31, 2009, while the mobile penetration rate was down 3% during the same period.

Internet

The most significant Internet service providers in Hungary in addition to us are Magyar Telekom (through the T-Home brand), GTS-Datanet, and Enternet, each providing both residential (both dial-up and DSL) and Business (DSL or leased line) Internet services. Incumbent fixed line operators also benefit from the DSL wholesale services to reseller Internet service providers. The importance of telecommunications traffic generated by dial-up customers is marginal. As an alternative to DSL based broadband services, cable television operators often make available broadband Internet access services through cable modems connected to the cable television network. Cable television based broadband access offers substantially the same speed and quality as the DSL technology, for a price comparable to DSL prices. Both Magyar Telekom (through its cable television business unit) and UPC, the two largest cable operators, offer broadband Internet access services in certain parts of our historical concession areas. Although mobile Internet services are often inferior to DSL technology in both speed and quality, these services are also rapidly gaining popularity in Hungary, reaching a subscriber base of approximately 933,000 customers as of December 31, 2009.

Data

The provision of data services has been liberalized in Hungary since 1992, with no regulatory barriers to entering into the market. This factor, together with Hungary’s expected economic growth and central location, attracted significant investment into the data communications sector. Not only did incumbent fixed line operators expand their existing networks but alternative service providers emerged and established backbone and access networks, providing both wholesale broadband data transmission and data services (including voice over IP) primarily targeting the lucrative Business market in Budapest and in other large business centers in Hungary.

Alternative service providers typically benefit from the combined use of existing third party networks and state of the art new networks (typically optical fiber based) and agreements with international communications operators ensuring international traffic. Currently, the most important providers of data transmission services in Hungary other than Invitel ZRt are Magyar Telekom, Antenna Hungária (a broadcasting company having a digital microwave backbone network), MVM Informatika ZRt (a subsidiary of the market leader in the energy sector) and GTS-Datanet (an operator recently acquired by the Menatep group).

Mobile

Hungary was the first country in Central and Eastern Europe to introduce public mobile telecommunications services. Currently there are three primary mobile operators providing mobile voice telephone services in Hungary, T-Mobile (a Deutsche Telekom affiliate operating since 1993, and consolidated into Magyar Telekom in 2005), Pannon GSM (a Telenor affiliate operating since 1993), and Vodafone (operating since 1999). These mobile operators provide GSM services in both the 900 and 1800 MHz band and, pursuant to licenses awarded by the government in 2004, 3G (UMTS) services.

The mobile communications market in Hungary is highly competitive and characterized by successive promotional campaigns and price competition. Historically, mobile telephony, due in part to limited fixed line penetration in the 1980s and early 1990s, increased rapidly in penetration in Hungary which has led to a mobile penetration rate which is significantly higher than that of fixed lines. Around 2006, mobile operators also introduced new tariff structures for voice (such as pre-payment) which proved to be successful with customers. The financial success of mobile operators has been further supported by the relatively high prices which they have been able to charge to fixed line operators for terminating voice calls originated on fixed line networks on their own networks. As of as of December 31, 2009, mobile penetration was approximately 118.7% as compared with a fixed line penetration of 31%.

Until November 2009, mobile virtual network operator (“MVNO”) services were wholly absent from the Hungarian market. Magyar Posta ZRt, the Hungarian incumbent postal services provider, became the first MVNO in Hungary in November 2009, with the introduction of its “Postafon” mobile service through its MVNO cooperation with Vodafone.

Mobile Internet and data services are becoming popular with Hungarian subscribers, generating further competition among the mobile service providers and pushing the prices of mobile data services down.

We also try to benefit from mobile services by cooperating with both Pannon and Vodafone, in the form of resale services and not as an MVNO.

Hungarian Regulatory Environment

Hungarian Regulatory Framework

The current regulation of the telecommunications services in Hungary is based on the 2004 Communications Act, which entered into force on January 1, 2004 and resulted in far reaching changes within the Hungarian telecommunications sector. The 2004 Communications Act was enacted in line with, and so as to implement, the E.U. electronic communications regulatory framework and to promote competition regarding the Internet, universal service obligations, cost accounting, pricing, Carrier Selection, unbundling and number portability and to sufficiently address specific local issues.

The 2004 Communications Act fundamentally changed the structure of the regulatory authorities responsible for the supervision of the liberalized telecommunications market and designated the NHH as the top supervisory authority in Hungary. The NHH reports to the minister responsible for electronic communications, which is presently the Minister.

Unlike the previous laws, the 2004 Communications Act adopted the general principle, accepted throughout the E.U. that the NHH may only intervene into the telecommunications sector by way of issuing certain ex-ante (forward looking) regulations, if competition in a specific telecommunications market was and was likely to remain ineffective in the absence of a direct regulatory intervention. Further, pursuant to the 2004 Communications Act, the right of imposing certain obligations upon telecommunications service providers on the retail market, such as price caps (except for Universal Service) has also been assigned to the NHH. The 2004 Communications Act has vested significant regulatory powers into the NHH to efficiently regulate the Hungarian telecommunications market.

The current rules governing the telecommunications sector in the E.U. were put in place in 2002. In November 2007, the European Commission published a proposal package regarding the amendment of the 2002 regulatory framework, with the aim to further promote the single European market, modernize existing regulation and increase consumer benefits. The proposal has since been debated in the European Parliament and by E.U. member state governments in the E.U. Council. Both the European Parliament and the European Council approved the final text in November, 2009. The Member States are required to transpose the revised rules into national legislation by July 2011.

Market Analysis and Obligations

Pursuant to the 2004 Communications Act, the NHH is required to conduct periodic market analyses to determine, in line with conventional competition law principles, whether a certain market is effectively competitive and, if not, to designate operators with SMP and impose certain forward-looking obligations on them.

The 2004 Communications Act provides a list of obligations out of which at least one must be imposed on operators defined as having SMP by the NHH. Such obligations refer to:

•	transparency;

•	non-discrimination;

•	accounting separation;

•	access to specific network facilities; and

•	cost orientation and price control.

The NHH completed several rounds of market analysis with respect to 17 out of the 18 electronic communication markets as defined originally in Decree 16/2004 issued by the Ministry of Informatics and Communications. We were found to have SMP in our respective historical concession areas and, as such, subject to certain obligations in the following markets:

Retail markets:

•	Access to the public telephone network at a fixed location for residential and non-residential customers;

•	Publicly available local and/or national telephone service provided at a fixed location for residential and/or non-residential customers; and

•	Publicly available international telephone service provided at a fixed location for residential and non-residential customers.

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

The NHH has launched new market analysis procedures based on the new regulatory regime introduced by the E.U. Framework Review and implemented by the amendment to Decree 16/2004. Pursuant to the currently effective regulation, there is only one access market (access to the public telephone network at a fixed location for both residential and non-residential customers) susceptible to ex-ante regulation, and no markets regarding publicly available telephone services provided at a fixed location. However, we do not expect that these regulatory changes will result in any changes in the current obligations imposed upon us with respect to price cap or to our Carrier Selection and Carrier Pre-Selection business. Nor do we expect a change in the obligations imposed on Magyar Telekom in respect of providing wholesale Carrier Selection or Carrier Pre-Selection Services.

Wholesale markets:

•	Call origination on the public telephone network provided at a fixed location;

•	Call termination on individual public telephone networks provided at a fixed location;

•	Wholesale unbundled access to metallic loops and sub-loops for the purpose of providing broadband and voice services; and

•	Wholesale broadband access.

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

With respect to the markets regarding wholesale unbundled access to metallic loops and sub-loops for the purpose of providing broadband and voice services and wholesale broadband access, the obligations imposed on us include transparency (requiring us to prepare and publish to the NHH a reference unbundling offer (“RUO”)), cost orientation, access related and non-discrimination obligations.

Regulatory Obligations Imposed on us in Hungary by the NHH as a Result of the Market Analysis

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

In September 2009, the NHH approved our most recent accounting separation model covering 2008.

Reference Unbundling Offer and Wholesale Bitstream-access General Terms and Conditions

The terms of our RUO are used when another operator wants to rent the last mile of our network which connects the subscribers to the telephone network (Local Loop Unbundling (“LLU”)). By renting the last mile of our network, alternative operators are able to provide telephone and broadband Internet access services without the need for significant investment in an access network. In addition, by using RUO services, alternative operators may develop complete telephone packages which subscribers are able to pay for through a single bill issued by the alternative operators. In this case the incumbent operator does not have a direct contact with the subscriber.

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

In the market for wholesale broadband access, the NHH has also imposed on us the obligations of non-discrimination, pricing regulation and transparency. In order to comply with these obligations, we must apply equivalent conditions to others in relation to the provision of wholesale broadband services as we do for our own retail services, or those of our subsidiaries or partners. Furthermore, we must provide national bitstream access, meaning that we must offer at least one access point through which all DSL subscribers of the alternative operators can be served. The tariff of single point bitstream service is calculated by a “retail minus” method whereby the NHH defines the applicable retail margin, whereas we calculate our average retail prices. The wholesale tariffs are recalculated twice a year and, therefore, closely follow the retail price trends. The current tariffs were set by the NHH based on market data for the second half of 2009, being effective as of April 1, 2010, until the next respective NHH decision. The terms and conditions of contracts for the provision of local and single point bitstream access must be disclosed on our website in the form of wholesale bitstream-access general terms and conditions.

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

Call-by-Call Carrier Selection and Carrier Pre-selection

In the retail markets for calls, the NHH has not imposed obligations other than Carrier Selection and Carrier Pre-Selection. According to such obligations, we are to provide wholesale Carrier Selection and Carrier Pre-Selection services to any telecommunications provider who is eligible to sign an interconnection agreement with us based on our RIO, which sets the fees we are entitled to bill for such services. The calculation of such fees is part of the LRIC model and thus such fees are cost based and subject to the authorization of the NHH.

Our Other Statutory Obligations Imposed on us in Hungary

Number Portability

Since January 2004, all fixed line telephone service providers are required to ensure that their subscribers can keep their existing fixed telephone numbers when they change fixed line service providers. Porting may only be refused if an outstanding debt is associated with the user’s account.

Universal Service Obligation

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

We became a universal service provider in our historical concession areas on the basis of the universal service agreements (the “Universal Service Agreements”) concluded by our legal predecessors with the legal predecessor of the Minister in 2002, which agreements were later revised to comply with the current E.U. regulatory regime. The Universal Service Agreements were concluded for a definite term expiring on December 31, 2008.

On December 19, 2008, the then active Minister heading the Prime Minister’s Office unilaterally terminated negotiations on the extension of the Universal Service Agreements. At the same time, a Government Decree (Government Decree No. 352/2008. (XII.31.)) was adopted, under which the current universal service providers are obliged to provide universal services under unchanged terms and conditions for one year following the expiration of the Universal Service Agreements (i.e., until December 31, 2009). On April 21, 2009, we submitted a petition to the Constitutional Court requesting that the Constitutional Court review the provisions of the above decree and declare them as void and thus not applicable.

In August 2009, the Minister recommenced negotiations regarding the conclusion of a new Universal Service Agreement with us and the other prospective universal service providers (i.e., Magyar Telekom and UPC as incumbent fixed line operators in their respective historical concession areas). At the same time and with the involvement of representatives of the prospective universal service providers, a legislative procedure was also initiated to amend the regulatory environment of the provision of universal services.

Price Regulation

Pursuant to regulatory burdens imposed by the NHH and applicable law, we are currently subject to three retail pricing restrictions; (i) a price cap under the Universal Service Tariff Decree on universal service packages, (ii) an obligation imposed by the Universal Service Tariff Decree to pass on our gains from the gradual reduction of mobile termination charges in our universal service tariff packages to our customers (the “Passing Over Obligation”), and (iii) a price cap over retail fixed-line access services.

We have been making significant efforts to comply with the above requirements, however, uncertainties in the calculation of the price caps and the Passing Over Obligation, as well as the developing practice of the NHH, often makes compliance difficult. Although we are periodically subject to NHH investigations of our compliance with the above requirements, we believe that the risks that the NHH finds us as non-compliant are relatively low due to (i) our internal calculations and analyses, (ii) our efforts and the efforts of the NHH in 2007 to define a common and acknowledged calculation methodology, and (iii) the recent and planned retail tariff changes remaining within the boundaries of the retail price cap (and incorporating the Passing Over Obligation).

4C. Organizational Structure

Hungarian Telecom Cooperatief U.A (Netherlands) (controlled by Mid Europa)
91,8 %
Invitel Holdings A/S (Denmark)
100%
Invitel Hungary Holdings Kft. (Hungary)
Public
8,2 %
100%
HTCC Holdco I B.V. (Netherlands)
100%
HTCC Holdco II B.V. (Netherlands)
100%
Matel Holdings N.V. (Netherlands Antilles)
100%
Magyar Telecom B.V. (Netherlands)
99.983%
100%
Invitel Távközlési Zrt. (Hungary)
0,002725
545 share
Invitel Technocom Kft. (Hungary)
100%
Invitel International Holdings B.V. (Netherlands)
100%
AT-Invitel GmbH (Austria)
99.96%
Euroweb Romania S.A. (Romania)
100%-1 share
Invitel International AG (Austria)
1 share
100%
Invitel International Hungary Kft. (Hungary)
100%
Invitel International Bulgaria EOOD (Bulgaria)
100%
Invitel International SK, s.r.o.(Slovakia)
100%
Invitel International s.r.o. (Czeh Republic)
99.93%
MTCTR Memorex Telekomünikasyon Sanayi ve Ticaret Limited Sirketi (Turkey)
100%
Invitel Telecom d.o.o. Beograd (Serbia)
100%
Memorex Telex Communications UA Ltd. (Ukraine)
100%
Invitel Telekomunikacije d.o.o. (Slovenia)
100%
Invitel International Italia S.R.L. (Italy)

4D. Property, Plant and Equipment

We lease our principal executive offices in Budaörs, Hungary. In addition, we own and lease properties throughout Hungary and other countries in Central and Eastern Europe. We have secured all the necessary rights-of-way with respect to our telecommunications networks. We believe that our leased and owned office space and real property are adequate for our present needs but we periodically review our future needs.

In Hungary, our material properties include properties that we own that comprise part of our telecommunications infrastructure (“telecom freehold” properties), properties that we lease that comprise part of our telecommunications infrastructure (“telecom leasehold” properties) and properties we lease in connection with the day-to-day operations of our business (“other leasehold” properties), each of which is summarized below:

Telecom Freehold. Of our 473 telecom freehold properties, we own the land and infrastructure for 190 properties, we own the infrastructure only for an additional 253, we have joint ownership with third parties over 26 properties, and we have free rights of use, although the Hungarian Post Office has title, over four. All of our telecom freehold properties are located in our historical concession areas.

Telecom Leasehold. We have 582 telecom leasehold properties that comprise part of our telecommunication network. Our total rental fees for 2009 for our telecom leasehold properties were €4.7 million, with various durations; approximately 44% of these leases are of an indefinite duration, approximately 56% of these leases are for a period of one to 10 years and the remainder are for 10 to 25 year periods.

Other Leasehold Facilities. We lease an additional 39 properties, comprising 19 office buildings, five sales offices and 15 customer services offices. Our total rental fees for 2009 for these other leasehold properties were approximately €2.1 million, with various durations; approximately 33% of these leases are of an indefinite duration and approximately 34% of these leases are for five to 10 year periods.

All of these properties are included in Invitel Holdings’ fixed assets and are subject to floating rate charges under Invitel Holdings’ Credit Facilities.

Rights of Use. Under the Hungarian Civil Code, we are authorized to obtain rights of use over real property owned by third parties in exchange for a lump sum of compensation. Furthermore, the 2004 Communications Act re-enforced existing rights to construct buildings and install telecommunications equipment, wires and antennas on real property owned by third parties. In keeping with standard market practice among Hungarian telecommunications network operators, we have historically commenced operations based on a landowner’s consent granted during the construction permitting process but before reaching formal written agreements. In connection with our national backbone network, we have successfully concluded agreements with affected landowners for the most part. However, in connection with certain portions of our national backbone network constructed from 1996 through to 1998, we initiated formal contractual negotiations to reach agreements with the affected landowners at the beginning of 2001, and these contractual negotiations, along with the related registration of rights of use, are still ongoing.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Continued Operations

We are the second largest fixed line telecommunications services provider in Hungary and the incumbent provider of fixed line telecommunications services to residential and business customers in our 14 historical concession areas, where we have a dominant market share. We are the number one alternative fixed line operator outside our historical concession areas in Hungary.

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

We have a diversified revenue and cash flow base, making us less susceptible to market pressures in any particular market segment. For the year ended December 31, 2009, we derived approximately 37% of our revenue from Mass Market Voice, 15% from Mass Market Internet, 38% from Business and 10% from Domestic Wholesale.

As of December 31, 2009, we had approximately 356,000 telephone lines connected to our network within our historical concession areas to service Mass Market Voice customers and we had approximately 363,000 active Mass Market Voice customers outside our historical concession areas connected through Carrier Pre-Selection (“CPS”), Carrier Selection (“CS”) or Local Loop Unbundling (“LLU”). This is compared to December 31, 2008 when we had approximately 382,000 telephone lines in service within our historical concession areas to service Mass Market Voice customers and approximately 440,000 active Mass Market Voice customers connected through indirect access outside our historical concession areas.

The number of our Mass Market broadband DSL customers has increased from approximately 139,000 as of December 31, 2008 to approximately 147,000 as of December 31, 2009.

In the Business segment, as of December 31, 2009, we had approximately 44,000 voice telephone lines within our historical concession areas compared to approximately 48,000 lines as of December 31, 2008. Outside our historical concession areas, we had approximately 56,000 direct access voice telephone lines and approximately 9,000 indirect access voice telephone lines as of December 31, 2009, compared to approximately 58,000 direct access voice telephone lines and approximately 12,000 indirect access voice telephone lines as of December 31, 2008. We had approximately 17,000 DSL lines and approximately 16,000 leased lines as of December 31, 2009 compared to approximately 17,000 DSL lines and approximately 15,000 leased lines as of December 31, 2008.

In the Domestic Wholesale market, we had over 250 customers as of December 31, 2009, which customers include incumbent telecommunications services providers, alternative fixed line telecommunications services providers, mobile operators, cable television operators and Internet Service Providers in Hungary.

We are in the process of selling our International Business, which includes Invitel International AG and its subsidiaries, AT-Invitel GmbH, Invitel International Hungary Kft and Euroweb Romania. The International Business includes operations in Austria, Bulgaria, Czech Republic, Hungary, Italy,

Romania, Serbia, Slovakia, Slovenia, Turkey and the Ukraine, but excludes our Hungarian domestic wholesale business. The purpose of the sale is to deleverage and focus on our core Hungarian domestic markets. Accordingly, the International Business was classified as discontinued operations in our consolidated income statement for the years ended December 31, 2009 and 2008. Our remaining business is presented as continuing operations in our consolidated income statement for the years ended December 31, 2009 and 2008.

Macroeconomic Factors

In addition to the factors noted above (see “Cautionary Statements Concerning Forward-Looking Statements”), over the past two years there have been significant fluctuations in the global economy and financial markets, including within the Hungarian economy and financial markets.

From 2001 to 2006, the Republic of Hungary was negatively impacted by inadequate governmental monetary and fiscal policies, which resulted in a state budget deficit that peaked at 10% of gross domestic product (“GDP”) in 2006. Starting in 2006, the Hungarian government introduced austerity measures, including reduced state spending and increased taxes, which were intended to reduce the state budget deficit. Hungary also held back consumption in Hungarian forint by keeping the Hungarian forint interest rate relatively high. These state cutbacks have resulted in lower economic growth (Hungary’s GDP rose by just 1.3% in 2007, decreased by 2.3% in 2008 and 4% in 2009). The high domestic interest rates did, however, lead Hungarian consumers and businesses to take out a majority of their recent loans in foreign currencies, mainly euro and Swiss francs.

These factors have contributed to Hungary’s current trade deficit and large current account deficit (the current account deficit is generally the trade deficit plus interest payments on what the country borrows from foreigners to finance the trade deficit). Hungary’s current account deficit is highly dependent on borrowings in foreign currencies. With lower interest rates on foreign currency loans and a strengthening Hungarian forint, Hungarian businesses and consumers were able to manage their debt repayments. However, with a large current account deficit, a budget deficit, rapid credit growth and a reliance on foreign currency loans, Hungary left itself vulnerable to a financial crisis.

During the recent global financial crisis, risk-averse investors fled riskier debt-laden countries such as Hungary for alternative countries such as the U.S., which resulted in a significant decrease in the value of the Hungarian forint versus the euro and the U.S. dollar. The Hungarian forint/euro exchange rate increased from 243.17 as of September 30, 2008 to as high as 316.00 as of March 6, 2009. The Hungarian forint/U.S. dollar exchange rate increased from 169.15 as of September 30, 2008 to as high as 249.29 as of March 6, 2009. The decreased value of the Hungarian forint made it more difficult for the Hungarian government to raise funds in the government debt market. With a weakened Hungarian forint, new foreign currency loans to Hungarian businesses and consumers declined and Hungarian businesses and consumers had a more difficult time repaying their existing loans denominated in foreign currencies since they need more forint to cover their repayments. With credit squeezed, the Hungarian government, as well as Hungarian businesses and consumers have significantly reduced their investments and spending, which in turn has slowed economic growth in Hungary. The Hungarian GDP decreased by 4% in 2009.

Hungary has taken several measures to combat its financial crisis. Hungary reduced its debt issuances for the latter part of 2008 and lowered its government budget deficit target for 2009. In October 2008, the European Central Bank (the “ECB”) agreed to lend the National Bank of Hungary up to EUR 6.5 billion to help support liquidity. This has enabled Hungary to provide euro to Hungarian commercial banks, which can swap Hungarian forint for euro, which enables Hungarian banks to fund their foreign currency loans. In addition, in October 2008, in an effort to defend its currency and staunch an investment outflow, the National Bank of Hungary raised its base rate from 8.5% to 11.5%.

In October 2008, the International Monetary Fund (the “IMF”) announced a funding package pursuant to which the IMF would loan Hungary $12.3 billion in addition to an EU loan of $8.1 billion and a World Bank loan of $1.4 billion. The IMF package includes measures to maintain liquidity as well as sufficient capital for the banking system.

In April 2009, at the G-20 Summit in London, the G-20 Nations agreed to fund the IMF with an additional $750 billion to combat the global economic downturn. The National Bank of Hungary has gradually lowered its base rate to 5.25% by the end of April 2010.

In April 2010 Hungary’s center-right party, Fidesz won a two-third legislative majority in the Hungarian Parliament which will allow Fidesz to adopt structural reforms including constitutional changes. In June 2010 it was confirmed that the current government will continue to maintain the 3.8% public sector deficit target set by the previous administration for 2010.

In early 2010 Greece’s large deficit became un-maintainable which drove that country into a fiscal crisis. The leaders of the European Union have developed a EUR 45 billion rescue plan for Greece in April 2010, however, the crisis caused a negative pressure to the HUF that significantly increased the HUF/EUR exchange rate to the level of 280 in May. Making the situation worse, Fidesz politicians made comments suggesting Hungary was close to Greek-style economic meltdown which further weakened the HUF up to 290 levels.

During the first quarter of 2010 Hungary’s rate of unemployment reached 11.8%. Due to the unfavorable economic environment approximately 130-140 thousand people lost their jobs in Hungary over the last two years. The domestic labor demand remained flat and according to the latest reports no turn is expected in the future.

Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This requires management to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. IFRS provides the framework from which to make these estimates, assumptions and disclosures. We choose accounting policies within IFRS that we believe are appropriate to accurately and fairly report our operating results and financial position in a consistent manner. We regularly assess these policies in light of current and forecasted economic and regulatory conditions. We believe the following accounting policies are critical to understanding our results of operations and the effect of the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition — Revenues are primarily earned from providing access to and usage of our networks and facilities. Access revenue is billed one month in advance and recognized the following month when earned. Revenues based on measured traffic are recognized when the service is rendered. Wholesale data revenue from leased lines is based on the bandwidth of the service and the particular route involved and is recognized in the period of usage or when the service is available to the customer. From time to time, we sell fiber optical assets to other telecommunications companies. Revenue is recognized as and when the transfer of ownership is complete.

Subscriber acquisition costs — Subscriber acquisition costs are fees paid to our internal sales force and fees paid to third party sales agents. We capitalize subscriber acquisition costs that relate to fixed term subscriber contracts. Such capitalized subscriber acquisition costs are amortized over the period of the related subscriber contracts.

Goodwill and Indefinite Life Intangible Assets — Goodwill is calculated as the amount of the fair value of the purchase price paid over the fair value of the net assets acquired in a business combination. The fair values of the assets are determined using different valuation techniques depending on the nature of the assets. Goodwill is allocated to cash generating units. Goodwill and indefinite-lived intangible assets are not amortized but rather tested for impairment. The Company has performed its impairment testing in accordance with IFRS and believes there are no other cash generating units at risk except Mass Market Voice In-Concession. The sensitivity analysis on Mass Market Voice In-Concession has been provided in note 2.25.4 to the Consolidated Financial Statements.

Long-lived Assets — Long-lived assets, consisting primarily of property, plant and equipment and intangible assets comprise a significant portion of our total assets. Changes in technology, changes in our intended use of these assets and/or changes in the regulatory environment may cause the estimated period of use or the value of these assets to change. These assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Estimates and assumptions used in both setting depreciable lives and reviewing recoverability require both judgment and estimation by management.

Intangible Assets with finite useful lives — Intangible assets that have finite useful lives are amortized over their estimated useful lives. Other intangible assets, all of which have finite lives, consist of concession rights, software, property rights, capitalized subscriber acquisition costs and other intangible assets. Property rights include rights of use and rights of way. The rights of way allow us to operate our country-wide telecommunications network along the railroad tracks owned by the Hungarian National Railway (“MAV”). Rights of use refer to the rights to use networks owned by third parties.

The estimated useful lives of other intangible assets are as follows:

Concession rights	1 year remaining
Property rights	1 - 43 years
Software	3 years
Other	1 to 16 years

We evaluate the carrying value of other intangible assets to be held and used whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Contingent Liabilities — We establish accruals for estimated loss contingencies when we determine that a loss is probable and the amount of the loss can be reasonably estimated. Revisions to contingent liabilities are reflected in income in the period in which different facts or information become known or circumstances change that affect our previous assessments as to the likelihood of and estimated amount of loss. Accruals for contingent liabilities are based upon our assumptions and estimates, after giving consideration to the advice of legal counsel and other information relevant to the assessment of the probable outcome of the matter. Should the outcome differ from the assumptions and estimates, revisions to the estimated accruals for contingent liabilities would be required.

Income Taxes — Deferred tax assets and liabilities, are recognized for the future tax consequences attributable to operating loss and tax credit carry-forwards, and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled.

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

Comparison of Continuing Operations for the Year Ended December 31, 2009 and the Year Ended December 31, 2008

The functional currency of our continuing operations is the HUF. The average HUF/EUR exchange rate for the year ended December 31, 2009 was 280.58, compared to an average HUF/EUR exchange rate for the year ended December 31, 2008 of 251.25. When comparing the year ended December 31, 2009 to the year ended December 31, 2008, you should note that EUR reported amounts have been affected by this 12% depreciation of the HUF against the EUR.

Revenue

	Year Ended December 31,		% change
(euro in millions)	2009	2008

Mass Market Voice	77.0	107.6	(28%)
Business	79.0	94.9	(17%)
Mass Market Internet	32.9	37.5	(12%)
Domestic Wholesale	21.1	25.9	(19%)

Total Revenue	210.0	265.9	(21%)

Our total revenue decreased by EUR 55.9 million, or 21% for the year ended December 31, 2009 compared to year ended December 31, 2008. The decrease in EUR is attributable to the factors described below.

Mass Market Voice

Our Mass Market Voice revenue was EUR 77.0 million for the year ended December 31, 2009 compared to EUR 107.6 million for the year ended December 31, 2008, representing a decrease of EUR 30.6 million or 28%. This decrease is mainly due to the decrease in the number of our Mass Market Voice customers and the 12% depreciation of the HUF against the EUR during the year ended December 31, 2009 compared to the prior year.

The number of Mass Market Voice telephone lines within our historical concession areas was approximately 356,000 as of December 31, 2009 compared to 382,000 as of December 31, 2008 and the number of Carrier Selection (“CS”) and Carrier Pre-Selection (“CPS”) customers that represents our customer base outside our historical concession areas was approximately 363,000 as of December 31, 2009 compared to 440,000 as of December 31, 2008.

Business

Our Business revenue was EUR 79.0 million for the year ended December 31, 2009 compared to EUR 94.9 million for the year ended December 31, 2008, representing a EUR 15.9 million or 17% decrease. This decrease was mainly due to the following factors: (i) loss of lines in the traditional voice business; (ii) price erosion due to competition and (iii) the 12% depreciation of the HUF against the EUR during the year ended December 31, 2009 compared to the prior year.

The number of Business voice telephone lines inside our historical concession areas was approximately 44,000 as of December 31, 2009 compared to 48,000 as of December 31, 2008. The number of direct access Business voice telephone lines outside our historical concession areas was approximately 56,000 as of December 31, 2009 compared to 58,000 as of December 31, 2008 and the number of indirect access Business voice telephone lines outside our historical concession areas was approximately 9,000 as of December 31, 2009 compared to approximately 12,000 as of December 31, 2008. In addition, we had approximately 17,000 DSL lines and approximately 16,000 leased lines as of December 31, 2009 compared to approximately 17,000 DSL lines and approximately 15,000 leased lines as of December 31, 2008.

Mass Market Internet

Our Mass Market Internet revenue was EUR 32.9 million for the year ended December 31, 2009 compared to EUR 37.5 million for the year ended December 31, 2008, representing a EUR 4.6 million or 12% decrease. Although our broadband DSL customer base increased, the decline was primarily due to the 12% depreciation of the HUF against the EUR during the year ended December 31, 2009 compared to the prior year and lower prices due to competition.

As of December 31, 2009 we had approximately 147,000 broadband DSL customers compared to approximately 139,000 broadband DSL customers as of December 31, 2008, which represents a 6% increase.

Domestic Wholesale

Our Domestic Wholesale revenue was EUR 21.1 million for the year ended December 31, 2009 compared to EUR 25.9 million for the year ended December 31, 2008, representing a EUR 4.8 million or 19% decrease. This decrease is primarily attributable to the 12% depreciation of the HUF against the EUR during the year ended December 31, 2009 compared to the prior year.

Cost of Sales

	Year Ended December 31,
(euro in millions)	2009	2008
Segment cost of sales	38.6	58.6

Cost of sales, at the segment level, totalled EUR 38.6 million for the year ended December 31, 2009 compared to EUR 58.6 million for the year ended December 31, 2008, representing a decrease of EUR 20.0 million or 34%. This decrease is due to the decrease in interconnect expenses attributable to the decrease in voice traffic and pricing and the 12% depreciation of the HUF against the EUR during the year ended December 31, 2009 compared to the prior year.

The following table presents a reconciliation of segment cost of sales to cost of sales of the Consolidated Income Statement and Comprehensive Income (Loss) for the year ended December 31, 2009 and 2008:

	Year Ended December 31,
(euro in millions)	2009	2008
Segment cost of sales	38.6	58.6
Network operating expenses	19.6	19.9
Direct personnel expenses	10.9	12.4

Total cost of sales, exclusive of depreciation	69.1	90.9

Segment Gross Margin

We define segment gross margin as segment revenue minus segment cost of sales for each of our operating segments.

Segment gross margin is not a measurement of financial performance under IFRS and should not be considered as an alternative to net income or to cash flow from operating, investing or financing activities, as a measure of liquidity or an indicator of our operating performance or any other measures of performance derived in accordance with IFRS. Management uses segment gross margin as a tool for various purposes including measuring and evaluating our financial and operational performance, making compensation decisions, planning and budgeting decisions and financial planning purposes. We believe that the presentation of segment gross margin is useful for investors because it reflects management’s view of core operations and cash flow generation upon which management bases financial, operational and planning decisions and presents measurements that investors and their lending banks have indicated to management are important in assessing us and our liquidity.

	Year Ended December 31,		% change
(euro in millions)	2009	2008

Mass Market Voice	64.2	85.4	(25%)
Business	60.9	72.8	(16%)
Mass Market Internet	26.6	31.0	(14%)
Domestic Wholesale	19.7	18.1	9%

Segment Gross Margin	171.4	207.3	(17%)
Network operating expenses	(19.6)	(19.9)
Direct personnel expenses	(10.9)	(12.4)
Selling, general and administrative	(40.2)	(54.3)
Depreciation and amortization	(100.1)	(76.1)
Cost of restructuring	(2.6)	(8.2)

Income from operations	(2.0)	36.4

Our segment gross margin changed from EUR 207.3 million for the year ended December 31, 2008 to EUR 171.4 million for the year ended December 31, 2009, representing a decrease of EUR 35.9 million or 17%. This decrease is attributable to the factors described below.

Mass Market Voice

Our Mass Market Voice gross margin was EUR 64.2 million for the year ended December 31, 2009 compared to EUR 85.4 million for the year ended December 31, 2008, representing a decrease of EUR 21.2 million or 25%. This decrease is mainly due to the decrease in our Mass Market Voice revenue as a result of the decrease in the number of our Mass Market Voice customers and the 12% depreciation of the HUF against of the EUR during the year ended December 31, 2009 compared to the prior year.

Business

Our Business gross margin was EUR 60.9 million for the year ended December 31, 2009 compared to EUR 72.8 million for the year ended December 31, 2008, representing a decrease of EUR 11.9 million or 16%. This decrease is mainly due to the decrease in Business revenue as a result of the loss of lines in the traditional voice business and price erosion due to competition and the 12% depreciation of the HUF against of the EUR during the year ended December 31, 2009 compared to the prior year.

Mass Market Internet

Our Mass Market Internet gross margin was EUR 26.6 million for the year ended December 31, 2009 compared to EUR 31.0 million for the year ended December 31, 2008, representing a decrease of EUR 4.4 million or 14%. This decrease is mainly due to the decrease in Mass Market Internet revenue mainly as a result of the 12% depreciation of the HUF against of the EUR during the year ended December 31, 2009 compared to the prior year.

Domestic Wholesale

Our Domestic Wholesale gross margin was EUR 19.7 million for the year ended December 31, 2009 compared to EUR 18.1 million for the year ended December 31, 2008, representing an increase of EUR 1.6 million or 9%. This increase is primarily due to the change in the revenue mix as low margin wholesale voice revenue decreased while high margin wholesale data revenue increased during the year ended December 31, 2009 compared to the prior year offset by the 12% depreciation of the HUF against the EUR during the year ended December 31, 2009 compared to the prior year.

Selling, General and Administrative

	Year Ended December 31,
(euro in millions)	2009	2008
Segment selling, general and administrative	70.7	86.6

Our selling, general and administrative expenses at the segment level decreased by EUR 15.9 million or 18% from EUR 86.6 million for the year ended December 31, 2008 as a result of general cost control and reductions during the year and the 12% depreciation of the HUF against the EUR during the year ended December 31, 2009 compared to the prior year.

The following table presents a reconciliation of segment selling, general and administrative expenses to selling, general and administrative expenses in the Consolidated Income Statement and Comprehensive Income (Loss) for the year ended December 31, 2009 and 2008:

	Year Ended December 31,
(euro in millions)	2009	2008
Segment selling, general and administrative	70.7	86.6
Network operating expenses	(19.6)	(19.9)
Direct personnel expenses	(10.9)	(12.4)

Total selling, general and administrative	40.2	54.3

Depreciation, Amortization and Impairment

	Year Ended December 31,
(euro in millions)	2009	2008
Depreciation, amortization and impairment	100.1	76.1

Depreciation, amortization and impairment increased by EUR 24.0 million from EUR 76.1 million for the year ended December 31, 2008 to EUR 100.1 million for the year ended December 31, 2009. This increase is mainly due to impairment of EUR 37.9 million recorded in connection with our Mass Market Voice In-Concession segment due to a decline in both the number of customers and total voice traffic as well as a change in discount rates in accordance with changes in our ownership structure offset by the 12% depreciation of the HUF against the EUR during the year ended December 31, 2009 compared to the prior year.

Cost of Restructuring

	Year Ended December 31,
(euro in millions)	2009	2008
Cost of restructuring	2.6	8.2

Cost of restructuring decreased by EUR 5.6 million from EUR 8.2 million for the year ended December 31, 2008 to EUR 2.6 million for the year ended December 31, 2009. Cost of restructuring is mainly related to severance expenses paid in connection with headcount reductions as well as amounts spent on reorganization projects such as site migrations and billing systems consolidation in 2008. The decrease in cost of restructuring is due to the finalization of our larger reorganizations.

Income / (Loss) from Operations

	Year Ended December 31,
(euro in millions)	2009	2008
Income (loss) from operations	(2.0)	36.4

As a result of the factors described above, income from continuing operations decreased by EUR 38.4 million from an income of EUR 36.4 million for the year ended December 31, 2008 to a loss of EUR 2.0 million for the year ended December 31, 2009.

Foreign Exchange Gains / (Losses), Net

	Year Ended December 31,
(euro in millions)	2009	2008
Foreign exchange gains (losses), net	(15.2)	(14.2)

Our foreign exchange losses of EUR 15.2 million for the year ended December 31, 2009 resulted primarily from foreign exchange losses of EUR 22.2 million mainly relating to realized foreign exchange losses on repayments of our debt during the year offset by unrealized gains due to the revaluation of our EUR denominated debt at period end.

Our foreign exchange losses of EUR 14.2 million for the year ended December 31, 2008 resulted primarily from unrealized losses due to the revaluation of our EUR denominated debt at period end.

Interest Expense

	Year Ended December 31,
(euro in millions)	2009	2008
Interest expense	72.0	79.0

Our interest expense decreased by EUR 7.0 million from EUR 79.0 million for the year ended December 31, 2008 to EUR 72.0 million for the year ended December 31, 2009. This decrease is mainly due to the penalty interest related to legal claims for local municipality tax by certain municipalities in the amount of EUR 4.3 million recorded for the year ended December 31, 2008.

Interest Income

	Year Ended December 31,
(euro in millions)	2009	2008
Interest income	0.9	0.9

Our interest income was EUR 0.9 million both for the years ended December 31, 2009 and 2008. Interest income was realized on our cash balances during these periods.

Gains / (Losses) from Fair Value Changes of Derivative Financial Instruments

	Year Ended December 31,
(euro in millions)	2009	2008
Gains / (losses) from fair value changes of derivative financial instruments	(17.4)	1.2

The loss of EUR 17.4 million on the fair value changes of derivative financial instruments for the year ended December 31, 2009 includes realized losses in the amount of EUR 11.8 million and unrealized losses in the amount of EUR 5.6 million.

The EUR 1.2 million gains on the fair value changes of derivative financial instruments for the year ended December 31, 2008 includes realized losses in the amount of EUR 16.2 million and unrealized gains in the amount of EUR 17.4 million.

Realized losses are due to the hedges closed during the periods relating to some of the hedges entered into in connection with the acquisition of Invitel in 2007. Unrealized losses are due to the changes in the fair value of some of the hedges entered into in connection with our debt.

Gains / (Losses) from Fair Value Changes of Puttable Shares

	Year Ended December 31,
(euro in millions)	2009	2008
Gains / (losses) from fair value changes of puttable shares	2.8	5.6

The EUR 2.8 million losses and the EUR 5.6 million losses on the fair value changes of puttable shares for the year ended December 31, 2009 and 2008, respectively, relate to the revaluation of puttable shares issued in 2007.

Loss on Extinguishment of Debt

	Year Ended December 31,
(euro in millions)	2009	2008
Loss on extinguishment of debt	(21.8)	0.0

The loss on extinguishment of debt relates to the losses of the three refinancings that were undertaken during the year ended December 31, 2009 including (i) the write-down of deferred borrowing costs in the amount of EUR 7.8 million; and (ii) transaction expenses in the amount of EUR 26.6 million; offset by (iii) gains on the repurchase of certain notes issued in the amount of EUR 12.6 million.

Income Tax Benefit / (Expense)

	Year Ended December 31,
(euro in millions)	2009	2008
Corporate tax	(0.3)	2.1
Local business tax	(3.7)	(8.2)

Current tax benefit / (expense)	(4.0)	(6.1)
Deferred tax benefit / (expense)	14.5	2.4

Total income tax benefit / (expense)	10.5	(3.7)

Our income tax changed from an expense of EUR 3.7 million for the year ended December 31, 2008 to a benefit of EUR 10.5 million for the year ended December 31, 2009, primarily due to the decrease in our local business tax and the increase in our deferred tax benefit.

The deferred tax benefit of EUR 14.5 million for the year ended December 31, 2009 relates to (i) the decrease in the tax rate in Hungary from 20% (corporate tax rate of 16% plus a solidarity tax of 4%) to the enacted tax rate of 19% (effective from January 1, 2010), which resulted in a deferred tax benefit and (ii) the increase in our deferred tax assets relating to tax loss carryforwards.

The decrease in our current tax expense is due to the decrease in local tax. Local tax for the year ended December 31, 2008 includes a provision for tax penalties in the amount of EUR 3.3 million, relating to legal claims for local tax by certain municipalities (see note 29 “Taxation” in the notes to the Consolidated Financial Statements).

Income / (Loss) from Continuing Operations

	Year Ended December 31,
(euro in millions)	2009	2008
Income / (loss) from continuing operations	(114.3)	(52.9)

As a result of the factors discussed above, we recorded a loss from continuing operations of EUR 114.3 million for the year ended December 31, 2009 compared to a loss from continuing operations of EUR 52.9 million for the year ended December 31, 2008.

Income/ (Loss) from Discontinued Operations

	Year Ended December 31,
(euro in millions)	2009	2008
Income (loss) from discontinued operations	23.9	5.6

The results of our International Business have been presented as discontinued operations following the approval of the plan by the Board of Directors on December 18, 2009 to sell the International Business.

Income from discontinued operations increased by EUR 18.3 million from EUR 5.6 million for the year ended December 31, 2008 to EUR 23.9 million for the year ended December 31, 2009 due to a full year of operations of Memorex acquired in March 2008 as well as the absence of various restructuring and severance costs incurred in 2008 in connection with the Memorex acquisition.

Liquidity and Capital Resources

Our net cash provided by continuing and discontinued operating activities was EUR 70.4 million for the year ended December 31, 2009, compared to EUR 90.6 million for the year ended December 31, 2008.

We used net cash in investing activities of continuing and discontinued operations of EUR 52.3 million for the year ended December 31, 2009, which mainly includes net capital expenditures in the amount of EUR 55.9 million. We used net cash in investing activities of EUR 96.0 million for the year ended December 31, 2008, which mainly includes the acquisition of Memorex in the amount of EUR 22.0 million and net capital expenditure of EUR 75.2 million.

Financing activities of continuing and discontinued operations provided cash of EUR 19.2 million for the year ended December 31, 2009 compared to EUR 20.1 million cash provided by financing activities for the year ended December 31, 2008. Cash flows from financing activities for the year ended December 31, 2009 mainly included (i) proceeds from the issuance of the 2009 Notes of EUR 340.7 million; (ii) net repayment of our debt in the amount of EUR 391.3 million and related transaction expenses of EUR 33.7 million as well as settlement of our derivative financial instruments in the amount of EUR 18.6 million. Cash flows from financing activities for the year ended December 31, 2008 mainly resulted from the draw down of the Bridge Loan in the amount of EUR 100.0 million and the repayment of our borrowings in the amount of EUR 68.6 million as well as settlement of our derivative financial instruments in the amount of EUR 9.4 million.

We have historically funded our capital requirements primarily through a combination of debt financing and cash flow from operations. We expect to invest approximately EUR 30 million in capital expenditures relating to continuing operations in each of 2010 and 2011, respectively, which we expect to fund from our cash flow from operations. For a description of our financing arrangements and current debt structure, see note 19 “Borrowings” in the Notes to the Consolidated Financial Statements.

Our other major contractual cash obligations as of December 31, 2009 (at December 31, 2009 exchange rates) are as follows:

At 31 December 2009	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years
Borrowings and interest payments	37,453	37,453	264,365	3,873,880
Finance lease liabilities	33	109	185	2,903
Puttable shares	2,825	—	—	—
Derivative financial instruments	18,613	7,247	—	—
Trade and other payables	27,814	—	—	—

Liquidity risk represents the risk that we are unable to meet our payment obligations when those become due. We monitor our liquidity position on an ongoing basis by forecasting and monitoring revenue, capital and operating expenditures, investments and debt service.

The global financial crisis has affected the whole Central and South Eastern European economy. In addition, Hungary’s monetary and fiscal policies have had a significant impact on the Hungarian economy, which has resulted in a recent significant devaluation of the HUF. We cannot at this time predict with certainty the impact such conditions will have on our business both in Hungary and the Central and South Eastern European region with respect to consumer and business spending on our services or on our ability to repay our debt obligations. We do, however, believe that cash provided by our operating activities and our financing activities will provide adequate resources to satisfy our working capital requirements, scheduled principal and interest payments on our debt and our anticipated capital expenditure requirements.

The 2006 PIK Notes and the 2007 Notes mature in 2013 and the 2009 Notes mature in 2016. We will continue to evaluate our capital structure and the capital markets in the future in making our capital financing decisions. For a detailed description of our debt agreements, see note 19 “Borrowings” in the Notes to the Consolidated Financial Statements.

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

On January 20, 2010 Matel repurchased 2007 Notes in the aggregate principal amount of EUR 25.0 million at purchase price equal to 102% of the principal amount thereof plus accrued interest up to but excluding the date of settlement. After this transaction, the aggregate principal amount outstanding of the 2007 Notes is EUR 100.7 million.

On May 18, 2010 Invitel Holdings signed a Sale and Purchase Agreement with Türk Telekomünikasyon A.Ş. (“Türk Telekom”) regarding the acquisition by Türk Telekom of Invitel Holdings’ International Business, comprising the entire issued share capital of Invitel International AG (including its subsidiaries), AT-INVITEL GmbH, Invitel International Kft and Euroweb Romania, for an enterprise value of EUR 221 million. The total cash consideration for the transaction is approximately EUR 197 million, subject to customary closing adjustments. Completion of the transaction is subject to certain closing conditions, including regulatory approvals.

Credit rating

The 2007 Notes and the 2009 Notes are rated by international credit rating agencies as required by the relevant indentures. The Corporate Credit Rating is B/Stable and the Corporate Family Rating is B2/Stable Outlook as of December 31, 2009, as issued by Standard & Poor’s and Moody’s, respectively. Our ratings do not have a direct impact on our cash flows, nor do they require any change in the collateral securing our existing debt.

Inflation and Foreign Currency

During the year ended December 31, 2009, the HUF depreciated against the EUR by 12%. Overall, this resulted in a net foreign exchange loss of EUR 15.2 million for year ended December 31, 2009.

Approximately all of the revenue of our continued operations is denominated in HUF and our operating and other expenses, including capital expenditures, are predominantly in HUF but also in EUR. In addition, certain items in the balance sheet accounts are denominated in currencies other than the functional currencies of the operating subsidiaries. Accordingly, when such accounts are translated into the functional currency, we are subject to foreign exchange gains and losses which are reflected as a component of earnings. When the subsidiaries financial statements are translated into EUR for financial reporting purposes, we are subject to translation adjustments, the effect of which is reflected as a component of equity.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

Directors

Our Board of Directors (the “Board”) currently consists of seven directors (the “Directors”):

Name	Age (as of June 21, 2010)	Position
Ole Steen Andersen	63	Chairman
Jens Due Olsen	46	Director
Peter Feiner	43	Director
Craig Butcher	46	Vice-Chairman
Nikolaus Bethlen	33	Director
Thierry Baudon	56	Director
Michael Krammer	49	Director

Ole Steen Andersen (Chairman since December 18, 2009), has been a member of the Board of Directors since November 2008 and a member of the board of HTCC from September 2006 until the completion of the reorganization merger in February 2009. Until his retirement in June 2007, Mr. Andersen was the Chief Financial Officer and a member of the Executive Committee of Danfoss A/S. Danfoss is a privately held global company which develops and produces mechanical and electronic products and controls used to heat and cool homes and offices, refrigerate food and control production lines. Mr. Andersen currently serves on several boards of directors. He is the Chairman of the Board of Directors of several companies including BB Electronics A/S, a Denmark-based private equity-held company which provides electronic subassemblies, Sanistaal A/S, a public listed wholesale company and Hedge Corp. A/S, an IT financial resources company. Mr. Andersen is also the Chairman of the Danish Association for Private Equity and Venture Capital. In addition, Mr. Andersen is the Nordic advisor for CVC Capital, a Luxembourg-based private equity company, and a member of the Advisory Board of Danish Merchant Capital, a financial services company. He holds a B.Econ. from the Copenhagen Business School and a M.Sc. from Denmark’s Technical University.

Jens Due Olsen has been a member of the Board of Directors since November 2008 and a member of the board of our predecessor, HTCC from March 2007 until the completion of the reorganization merger in February 2009. Mr. Olsen is currently a financial consultant. He was the Deputy CEO and Chief Financial Officer of GN Store Nord A/S (“GN”) until the end of 2007. Mr. Olsen was with GN since 2001. GN, a manufacturer of headsets and hearing instruments, is a Danish-based public company listed on the NASDAQ OMX Copenhagen Stock Exchange. Mr. Olsen is on the Board of Directors and the Chairman of the Audit Committee of NKT Holdings A/S, a Danish-based public company listed on the NASDAQ OMX Copenhagen Stock Exchange, which is a manufacturer of cleaning equipment, power cables, flex-pipes for the offshore industry and advanced fiber-optics components. He is also on the Board of Directors of Industries Pension A/S, a Danish pension fund; Cryptomathic A/S, a privately held Danish company which provides e-security software and services; and Dtecnet A/S, a Danish based market leading provider of anti-piracy software solutions for the global gaming, music, motion picture and software industries. He is also the chairman of Atchikrealtime A/S, a LD Equity owned provider of white label mobile communities for various mobile operators and a board member of EG A/S, a Nordic Capital owned provider of IT solutions and consultancy services. He holds a M.Sc. in Economics from the University of Copenhagen, Denmark.

Peter Feiner has been a member of the Board of Directors since November 2008 and a member of the Board of Directors of our predecessor HTCC from May 2007 until the completion of the reorganization merger in February 2009. Since 1998, Mr. Feiner has been the managing director of SPAR Magyarország Kereskedelmi Kft. (“Spar Hungary”) and has been the head of Spar Hungary’s Board of Directors since 2004. Spar Hungary is owned by Spar Austria. Spar Hungary operates supermarkets and hypermarkets throughout Hungary and is part of the world’s largest retail food store chain operating under the brand name “Spar.” Mr. Feiner has been the President of the Hungarian Trade Association since 2005. He holds a degree from the College of Finance and Accountancy, Zalaegerszeg, Hungary.

Craig Butcher (Vice-Chairman since December 18, 2009) has been a member of the Board of Directors since November 2009. Mr. Butcher is a Senior Partner of MEP and has been with MEP since 2001. He is responsible for deal origination, execution, and monitoring across the Central and Eastern European region. While with Mid Europa, Mr. Butcher has been responsible for investments in five telecommunications operators and has served or is serving on the boards of directors of Invitel, Karneval, Ceske Radiokommunikace, T-Mobile Czech Republic, Bité and Wheelabrator. From 1995 to 2000, Mr. Butcher worked with the EBRD. From 1991 to 1993 he worked with the Boston Consulting Group. He holds a B.Sc. (Hons) in Mathematics from Canterbury University, New Zealand, and an MBA from INSEAD.

Nikolaus Bethlen has been a member of the Board of Directors since November 2009. Mr. Bethlen is a Director of Mid Europa. Prior to joining Mid Europa, he worked for Kohlberg, Kravis, Roberts & Co. (“KKR”) in London. Prior to joining KKR, he was with Morgan Stanley & Co. in its European Mergers and Acquisitions and Capital Markets Departments. Mr. Bethlen serves on the Boards of Orange Austria and Ceske Radiokommunikace. He holds a B.A. in Business Economics from Durham University, England.

Thierry Baudon, has been a member of the Board of Directors since November 2009. Mr. Baudon is the Managing Partner of Mid Europa and has been with Mid Europa since its inception in 1999. He chairs the Investment and Management Committees of the firm and has been responsible for investments in seven telecommunications operators. Mr. Baudon has served or is serving on several boards of directors including Invitel Holdings, TIW, Orange Slovakia, Orange Austria, Aster, SBB Telemach, and Calucem. Prior to joining Mid Europa, he headed the International Finance division of the Suez Group and held senior positions with the European Bank for Reconstruction and Development (“EBRD”) and the World Bank/IFC Group. He holds a B.Sc. and a M.Sc. in Engineering from the Paris Institute of Technology (AgroParisTech), an AMP from INSEAD and a M.A. in Economics and Finance from the Paris-Sorbonne University.

Michael Krammer has been a member of the Board of Directors since November 2009. Mr. Krammer is the Chief Executive Officer of Orange in Austria, a position he has held since October 2007. After graduating from Theresian Military Academy, he has worked for three telecommunications operators serving as: CEO of E-Plus Germany; CCO and later CEO of tele.ring; and Director of Customer Care and Executive Director Business Unit Business Customers for max.mobile. Mr. Krammer started his professional career in 1991 at the automobile association ÖAMTC, where he held several positions, most recently serving as departmental head Emergency and Information Services.

Registered Managers

The Board has appointed our President and Chief Executive Officer Martin Lea and our Chief Financial Officer Robert Bowker as Registered Managers. Messrs. Lea and Bowker comprise management’s executive committee.

Martin Lea, age 52, has been President and Chief Executive Officer since April 2007. Mr. Lea served on the Board of Directors and as the Chief Executive Officer of Invitel Holdings N.V. (before it was acquired in the Invitel ZRt Acquisition in April 2007) since 2004. Prior to that, he served as Executive Vice President of Intertek Group plc., where he was Chief Executive of its ETL-SEMKO division. He has also been as a member of the managing director of Racal Telecom and President of Global Crossing’s integrated UK operations. He holds a Business Studies from Kingston University.

Robert Bowker, age 43, has been Chief Financial Officer since April 2007. Mr. Bowker has served as a member of our Board of Directors and the Chief Financial Officer of Invitel Holdings N.V. (before it was acquired in the Invitel ZRt Acquisition in April 2007) since 2004. Prior to that, he served as Chief Financial Officer at Eurotel Praha between 2000 and 2004 and at EuroTel Slovakia and PricewaterhouseCoopers before that. He holds a Bachelor of Commerce from Rhodes University. Mr. Bowker is a South African Chartered Accountant and a Chartered Financial Analyst.

6B. Compensation

Our compensation practices reflect the characteristics of our business, ownership structure and management and differ significantly from practices which may be in effect at listed companies.

Most of our operations and approximately 1,181 of our approximately 1,399 employees are located within the Republic of Hungary. While still developing, the Hungarian labor market is predominantly a cash-based compensation system. Equity compensation and other risk-based compensation programs are not as prominent a feature of the Hungarian labor market as they may be elsewhere. Consistent with practice in our principal market, we do not maintain any long-term compensation plans pursuant to which performance will be measured over a period of more than one year and compensation will be paid out after a period of more than a year.

The primary objective of our compensation program, including our compensation program for our Registered Managers (Mr. Lea and Mr. Bowker), is to attract, motivate, reward and retain the managerial talent needed to achieve our business objectives. In addition, the compensation program is intended to compensate all employees at competitive market rates, while recognizing extraordinary accomplishments. Finally, the compensation program is intended to be perceived by all of our employees, stockholders and other stakeholders as fair.

The compensation program is designed to reward employees’ individual performances as well as the employees’ contributions to, and the success of, their teams, their departments, and the Company overall. The compensation program provides incentives to achieve our objectives and rewards exceptional performance and accomplishments that contribute to our business success and goals.

The Board of Directors’ compensation is determined by the shareholders at the annual general shareholders’ meeting.

Compensation arrangements for our Registered Managers have been designed to align a portion of their compensation with the achievement of our business objectives and growth strategy. In addition, the bonus packages, which are payable in the event that the Company is either sold or sells all, or substantially all, of its assets (or, in certain circumstances, a sale of a material portion of its assets or business that does not constitute a sale of all, or substantially all, of its assets) are designed to reward our management team for increasing the equity value of the Company in the event that such a triggering event were to occur.

The aggregate compensation paid, and benefits in kind granted to or accrued on behalf of all our Directors for their services in all capacities to the Company and its subsidiaries during the year ended December 31, 2009, was approximately USD 199,000. The aggregate compensation paid, and benefits in kind granted to or accrued on behalf of all our Registered Managers for their services in all capacities to the Company and its subsidiaries during the year ended December 31, 2009, was approximately EUR 814,514, which does not include any bonuses paid with respect to 2009.

Bonus payments for our Registered Managers and other members of our senior management are determined with respect to a given year based on quantitative and qualitative goals set for the Company as a whole, as well as on an individual basis. Once the results of the year are known, and based on the extent to which corporate and individual goals have been met, bonus payments are determined in the discretion of the Board of Directors and, with respect to members of senior management reporting to the CEO, in light of recommendations made by the CEO.

6C. Board Practices

Directors, Alternate Directors and Registered Managers

We are managed by our Board of Directors which, in accordance with the Company’s Articles of Association, consists of 3-9 members elected annually by the general meeting of shareholders to hold office until the next annual general meeting. An alternate director may be appointed for each Director. The Board of Directors is responsible for electing a chairman and a vice-chairman, and also has responsibility for appointing registered managers to be in charge of the day-to-day operations of the Company.

Audit Committee

Our Audit Committee, a committee under the Board of Directors, consists of Jens Due Olsen (Chairman), Ole Steen Andersen and Peter Feiner. The Audit Committee members are appointed by, and serve at the discretion of, the Board of Directors. The Board of Directors appoints a chairman of the Audit Committee.

The purpose of the Audit Committee is to:

•	oversee the accounting and financial reporting processes of the Company and audits of the financial statements of the Company;

•

assist the Board in oversight and monitoring of (i) the quality and integrity of the Company’s financial statements and related disclosure, (ii) the Company’s preparation of its annual report and the audit of the annual report, (iii) the Company’s compliance with legal and regulatory requirements, (iv) the independent auditor’s qualifications, independence and performance, and (v) the Company’s internal control system and any internal auditing and risk management systems;

•	provide the Company’s Board with the results of its monitoring and recommendations derived therefrom; and

•	provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters that require the attention of the Board.

The Audit Committee meets regularly and also holds meetings with our Registered Managers and our internal and external auditors in order to discuss a variety of topics relating to its duties.

The Board has determined that all of the current members of the Audit Committee (Messrs. Olsen, Andersen and Feiner) are independent in accordance with the NYSE Amex Stock Exchange listing standards.

Compensation Committee

The Board does not have a standing compensation committee, rather the full Board of Directors performs this role.

During the fiscal year ended December 31, 2009, no officers or employees of the Company participated in deliberations of the Company’s Board of Directors concerning executive officer compensation.

During the fiscal year ended December 31, 2009, none of the Company’s executive officers served as a member of the compensation committee of any other company that has an executive officer serving as a member of the Company’s Board and none of the Company’s executive officers served as a member of the board of directors of any other company that has an executive officer serving as a member of the Company’s Board.

Nominating Committee

The Company does not have a separate nominating committee, and each of our Directors participates in the consideration of director nominees.

6D. Employees

As of December 31, 2009, we had approximately 1,399 employees, of which approximately 1,181 were located in Hungary. As of December 31, 2007 and 2008, we had approximately 1,412 and 1,508 employees, respectively, of which approximately 1,300 and 1,271 were located in Hungary, respectively.

A breakdown by job function as of December 31, 2009 is set forth in the table below.

Function	Number of Employees
Marketing	45
Sales	218
Operations	871
Finance	131
IT	67
Human Resources and Legal	33
General Management and Administration	34

Total	1,399

We believe that we have satisfactory working relationships with our employees and have not experienced any significant labor disputes or work stoppages.

6E. Share Ownership

As of June 21, 2010, our Directors and Registered Managers in the aggregate own less than one percent of our outstanding Ordinary Shares (represented by ADSs). Directors and Registered Managers do not have different voting rights than other shareholders of the Company.

The following table sets forth the beneficial ownership of the Company’s ADSs representing Ordinary Shares as of June 21, 2010, for each executive officer, each current director, and by all directors and executive officers of the Company as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class
	Registered Managers
ADSs	Martin Lea President and Chief Executive Officer	0		0
ADSs	Robert Bowker Chief Financial Officer	0		0

	Current Directors
ADSs	Ole Steen Andersen	5,500	(2)		*
ADSs	Jens Due Olsen	4,500	(3)		*
ADSs	Peter Feiner	4,000	(4)		*
ADSs	Craig Butcher	0	(5)	0
ADSs	Nikolaus Bethlen	0	(5)	0
ADSs	Thierry Baudon	0	(5)	0
ADSs	Michael Krammer	0		0

	All directors and executive officers as a group – (9 persons)	14,000			*

*	Less than one percent
(1)	“Shares Beneficially Owned” includes shares held directly, as well as shares which such persons have the right to acquire within 60 days of June 21, 2010 and shares held by certain members of such persons’ families, over which such persons may be deemed to have sole or shared voting power or investment power. “Percent of Class” is calculated by dividing the “Shares Beneficially Owned” by the individual (or group) by the shares of common stock outstanding as of June 21, 2010 plus only those shares which the individual (or group) has the right to acquire within 60 days of June 21, 2010.
(2)	Consists of 5,500 ADSs as a result of shares granted from our 2004 Long-Term Incentive Plan.
(3)	Consists of 4,500 ADSs as a result of shares granted from our 2004 Long-Term Incentive Plan.
(4)	Consists of 4,000 ADSs as a result of shares granted from our 2004 Long-Term Incentive Plan.
(5)	Does not include shares reported to be beneficially owned by Mid Europa. Craig Butcher, Nikolaus Bethlen and Thierry Baudon, serve as officers of Mid Europa.

Stock Option Plan

HTCC had three equity compensation plans: the stock option plan that was adopted by the Board of Directors in April 1992 (the “2002 Plan”); the Non-Employee Director Stock Option Plan (the “Directors’ Plan”) which was established by the Board of Directors in 1997; and the 2004 Long-Term Incentive Plan (the “2004 Plan” and collectively with the 2002 Plan and the Directors’ Plan, the “HTCC Plans”)) which was approved by the stockholders in 2004. Upon the approval of the 2004 Plan, no more options were issued from either the 2002 Plan or the Directors’ Plan.

In the context of the Reorganization, the HTCC Plans were cancelled and new stock subscription rights were issued pursuant to Invitel Holdings’ Articles of Association in substitution.

As of June 21, 2010, none of our Directors or Registered Managers has any stock options.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

The following table sets forth, as of June 21, 2010, certain information as to those persons who were known by us to be beneficial owners of more than 5% of our Ordinary Shares.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Ordinary Shares	Hungarian Telecom (Netherlands) Cooperatief U.A. Naritaweg 165 Telestone 8, Amsterdam, The Netherlands, 1043	15,350,382	91.78%
Ordinary Shares (ADR Program)	Deutsche Bank 34 Exchange Place, Jersey City, NJ, USA, 07302 (as Depositary)	1,375,351	8.22%

Principal Shareholder

Hungarian Telecom (Netherlands) Cooperatief U.A., a cooperative association organized under the laws of the Netherlands and a company controlled by Mid Europa is our majority shareholder, and owns 91.78% of our outstanding Ordinary Shares.

Mid Europa is now in the process of acquiring the remaining Ordinary Shares not owned by Hungarian Telecom in a compulsory acquisition procedure under Danish law (the “Compulsory Acquisition”) at the same per share cash price offered and paid in the Equity Tender Offer. The Compulsory Acquisition was initiated on February 22, 2010 and is expected to be completed by July 8, 2010, at which point Mid Europa (through Hungarian Telecom ) is expected to own all of the outstanding Shares of Invitel Holdings.

Other

As of June 21, 2010, 1,375,351 ADSs (equivalent to 1,375,351 Ordinary Shares), or approximately 8.22% of our total issued and outstanding Ordinary Shares were held by approximately 15 holders of record.

We believe that we have approximately 710 beneficial owners who hold their securities in street names.

7B. Related Party Transactions

Our Audit Committee provides appropriate review and oversight of related party transactions. As provided in its charter, our Audit Committee is responsible for reviewing and approving in advance any proposed related party transactions with an individual or entity considered a “related person” under the SEC rules.

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

Shareholder Loan

In 2009, an independent committee, consisting of the members of the Audit Committee, who are all deemed independent, provided the appropriate review and oversight of a EUR 34.1 million subordinated PIK loan provided by TDC (the “Shareholder Loan”), when it was originally entered into in March 2009, with independent financial (which included the receipt of a fairness opinion) advice as well as advice from independent counsel.

On November 2, 2009, in connection with the share acquisition by Hungarian Telecom, a series of transactions were completed, which resulted in a change in our Group’s ownership structure and a deleveraging of cash-pay debt. On November 2, 2009 Mid Europa, concurrently with becoming the controlling shareholder of the Group, purchased all of TDC’s rights and obligations under the Shareholder Loan and amended and restated it to increase the loan by EUR 91.3 million, on terms substantially similar to the existing loan to EUR 133.9 million including accrued interest provided by Mid Europa to Matel (“Advance 1”).

In connection with the refinancing in November of 2009, HTFI, a company controlled by Mid Europa, also purchased approximately EUR 154.6 million or 87% of the outstanding aggregate principal amount of the 2006 PIK Notes issued by Holdco I in a tender offer (the “2006 PIK Notes Tender Offer”). In December of 2009, all of the 2006 PIK Notes held by HTFI were converted into the second tranche of a new shareholder loan by Mid Europa to Holdco I (“Advance 2”). Advance 1 provided by Mid Europa to Matel and Advance 2 provided by Mid Europa to Holdco I, were converted into a new subordinated shareholder loan (the “Related Party Subordinated Loan”) between Mid Europa and Holdco I (the “Shareholder Debt Conversion”). The Related Party Subordinated Loan is non-cash pay and has a 15 year maturity.

Following the Shareholder Debt Conversion, approximately EUR 288.5 million aggregate principal amount of the Related Party Subordinated Loan remained outstanding of the Group towards Mid Europa.

7C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8A. Consolidated Financial Statements and Other Financial Information

Audited financial statements for the fiscal years ended December 31, 2009 and 2008, are included under “Item 18. Financial Statements.”

Legal and Administrative Proceedings

Local Business Tax

Three Hungarian municipalities (Orosháza, Battonya and Békéscsaba) initiated a court proceeding against us in the Metropolitan Court of Budapest seeking payment in connection with an ambiguous provision in some of our concession contracts regarding the payment of local municipal taxes. On May 15, 2008 the Metropolitan Court ruled on our behalf and denied the claims of the municipalities. On October 30, 2008 the Metropolitan Court of Appeal overturned, in part, the lower court’s ruling and awarded the municipalities EUR 7.8 million including interest and costs. In addition to that, Békéscsaba claimed an additional EUR 8.5 million.

In March 2009, we reached a final settlement and have agreed to pay a total of EUR 7.4 million to the local municipalities of Battonya, Orosháza and Békéscsaba. All legal proceedings and claims with the three municipalities have been terminated as a result of the settlement.

During February 2009, one additional municipality, Tótkomlós, made claims against us, which we rejected, in the aggregate amount of EUR 0.4 million. The next court hearing will be held on January 14, 2010. We have, however, already sent a settlement proposal to the municipality of Tótkomlós to pay EUR 0.1 million at currency exchange rates in two installments. The municipality accepted our proposal and the court approved our settlement. Invitel has paid the agreed sums in January and in March, 2010.

Further municipalities may not make claims in connection with the local business tax issue, as the court established in one of its judgments that our local business tax payment obligation (and that of Hungarotel, our legal predecessor) expired on November 1, 2002, and therefore actions filed after November 2, 2007, would be barred by the statute of limitations. However, in the case of Tótkomlós, the claims did not lapse as the statute of limitations was interrupted by Tótkomlós in 2005.

Postal Cash Payments Litigation

On September 1, 2008, the NFH (Consumer Protection Authority) sent a letter to us in connection with our practice of charging customers an extra fee if they pay their invoices to us by way of a cash payment at post offices. The NFH requested that we modify our general contracting terms and conditions according to the NFH’s request and pay back the collected sums to the relevant customers. We refused to comply with the requests of the NFH since we believe that such requests lack merit. The NFH initiated court proceedings and requested that the court order us to change our general contracting terms and conditions and to reimburse the relevant customers all extra fees imposed on them. According to our management, monthly revenues from extra fees charged on postal cash payments since the introduction of such extra fees amount to EUR 0.2 million. As a result, the original amount of the claim EUR 1.7 million has increased to approximately EUR 2.7 million to date due to the ongoing billing of the disputed recharge. Please note that, before May 2008, only the historical customers of Hungarotel were required to pay such extra fees. The court proceeding in the matter is ongoing. The current court procedure has been suspended as the court has initiated a preliminary ruling procedure before the European Court of Justice. Although, in our assessment, the risk of losing the litigation and being required to repay the claimed amount (EUR 2.7 million or any increased amount depending on the date of the final judgment) to customers is remote, we are not in a position to predict the final judgment of the court.

Tax Audit

In 2008 and 2009 Invitel International AG was the subject of a tax audit conducted by the Austrian tax authority for the period between April 1, 2003 through March 31, 2007 (which relates predominately to the period prior to our acquisition of Invitel International AG, at that time Memorex). With respect to the fiscal years ending March 31, 2004 and March 31, 2005, questions were raised regarding whether a financial lease agreement entered into between Invitel International AG and a third party prior to our acquisition of Invitel International AG should be treated as a sale and leaseback transaction for tax purposes. Invitel International AG and the Austrian tax authorities engaged in settlement discussions regarding this matter. The tax audit resulted in a total obligation amounting to EUR 4,445,000 which was accrued for and is being repaid during 2010 based on a payment plan set by the Austrian tax authorities.

Universal service “pass on” obligation

We became a universal service provider in our historical concession areas on the basis of the Universal Service Agreements concluded by our legal predecessors with the legal predecessor of the Minister in 2002, which agreements were later revised to comply with the current E.U. regulatory regime. See “Item 4. — Hungary and its Telecommunications Industry”. The Universal Service Agreements were concluded for a definite term expiring on December 31, 2008. On December 19, 2008, the then active Minister heading the Prime Minister’s Office unilaterally closed the negotiations on the extension of the Universal Service Agreements. At the same time, a Government Decree (Government Decree No. 352/2008. (XII.31.)) was adopted, under which the current universal service providers are obliged to provide universal services under unchanged terms and conditions for one year following the expiration of the Universal Service Agreements (i.e., until December 31, 2009). On April 21, 2009, we submitted a petition to the Constitutional Court requesting that the Constitutional Court review the provisions of the above decree and declare them as void and thus not applicable. On December 29, 2009, we executed a pre-contract in relation to the Universal Service Agreements in which we undertook to execute the Universal Service Agreements provided that the terms and conditions are amended in compliance with the pre-contract executed. Negotiations on the Universal Service Agreements have commenced.

GVH proceeding

On December 5, 2006, the GVH imposed a penalty of HUF 150 million on Hungarotel (which has since been merged into Invitel ZRt), claiming that Hungarotel abused its dominant position by inhibiting Carrier Selection in the voice services market. Invitel ZRt appealed the GVH’s decision before the Metropolitan Court, requesting the suspension of its enforcement. The Metropolitan Court suspended the enforcement of the fine and subsequently overturned the decision of the GVH on procedural grounds and ordered the GVH to repeat the administrative procedure against Invitel ZRt. The GVH subsequently appealed the decision of the Metropolitan Court before the Metropolitan Court of Appeal. On November 21, 2008, the Metropolitan Court of Appeal confirmed the ruling of the Metropolitan Court, and accordingly the GVH decision was annulled with final effect. The GVH commenced the repeat administrative procedure against Invitel Zrt with respect to the same alleged violations on September 24, 2009. It is not possible to foresee the expected outcome of the case in the current phase of the proceedings.

Other

We are involved in various other legal actions arising in the ordinary course of business. We are contesting these legal actions in addition to the actions noted above; however, the outcome of individual matters is not predictable with assurance. Although the ultimate resolution of these actions (including the actions discussed above) is not presently determinable, we believe that any liability resulting from the current pending legal actions involving us, in excess of amounts provided therefore, will not have a material effect on our consolidated financial position, results of operations or liquidity.

Dividend Distribution Policy

We have not paid any dividends on our Common Stock or our Ordinary Shares. Our Indentures limit our ability to pay dividends. It is our current policy to retain earnings, if any, to finance the development and growth of our businesses. Accordingly, the Board of Directors does not anticipate that cash dividends will be paid on our Ordinary Shares in the foreseeable future.

At present, Invitel Holdings A/S’s only source of cash is payments under its management service agreements with our subsidiaries, and dividends, if any, from our subsidiaries. Our Hungarian and other foreign subsidiaries’ ability to pay dividends or make other capital distributions is governed by Hungarian and other local laws, and, as noted above, is also significantly restricted by our Indentures.

8B. Significant Changes

For the years ended December 31, 2009 and 2008, we have prepared our consolidated financial statements in accordance with IFRS as issued by the IASB.

Until December 31, 2008, Invitel Holdings’ (through its predecessor company, HTCC) consolidated financial statements were prepared in accordance with U.S. GAAP. We have therefore restated our consolidated financial information at and for the year ended December 31, 2008, in accordance with IFRS 1, on “First Time Adoption of IFRS”, and financial information set forth in this Report for the year ended December 31, 2008, may differ from information previously published. Transition from reporting under U.S. GAAP to IFRS is set forth in Note 32 to our consolidated financial statements.

As a first-time adopter of IFRS at January 1, 2009, Invitel Holdings’ (through its predecessor company, HTCC) has followed the guidance described in IFRS 1. The options selected for the purpose of the transition to IFRS are described in the Notes to the consolidated financial statements. Impacts of the transition on the balance sheet at January 1, 2008, the income statement for the year ended December 31, 2008, and the balance sheet at December 31, 2008, are presented and commented upon in Note 32 to our consolidated financial statements.

ITEM 9.	THE OFFER AND LISTING

9A. Offer and Listing Details

Our capital consists of Ordinary Shares, which are not publicly traded. Our shares in the form of American Depositary Shares (“ADSs”), each representing one of the Company’s Ordinary Shares were listed on the NYSE Amex Stock Exchange until February 17, 2010, when we discontinued the listing of our ADSs on that exchange. Our ADSs are quoted currently on the OTC Pink Sheets under the symbol “INVHY”.

The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by Deutsche Bank Trust Company Americas, as depositary (the “Depositary”) under a deposit agreement dated as of February 27, 2009, among the Company, the Depositary and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the “Deposit Agreement”).

The following table sets forth the high and low sale prices (in USD) for our shares as reported by the NYSE Amex for each quarter in 2008 and 2009.

Quarter Ended	2008		2009
	High	Low	High	Low
March 31	18.50	12.76	10.15	3.06
June 30	19.80	14.93	8.19	3.65
September 30	23.40	16.22	7.00	4.04
December 31	19.79	4.60	6.05	1.67

On June 21, 2010, the closing sale price for our ADSs on the OTC Pink Sheets was $4.43 per share.

9B. Plan of Distribution

Not applicable.

9C. Markets

Our ADSs are quoted over-the-counter (OTC) on the Pink Sheets under the symbol “INVHY”. Our Ordinary Shares are not publicly traded.

9D. Selling Shareholders

Not applicable.

9E. Dilution

Not applicable.

9F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10A. Share Capital

Not applicable.

10B. Articles of Association

The objects of the Company are to carry on all business – either directly or indirectly through subsidiaries – within the area of communications, services, directories, media, investment, financing, advisory services, trade and other related business, if appropriate in the form of joint ventures with other companies and to undertake, perform and carry on all such other things as the Board of Directors deems incidental to the attainment of such objects.

The share capital of the Company is EUR 167,257.33 divided into shares of EUR 0.01 or any multiple thereof. The Board of Directors is authorized on one or more occasions to issue warrants to subscribe for shares (each share having a nominal value of EUR 0.01) at a nominal value of up to EUR 50,000 in the Company.

The Board of Directors is authorized to increase the share capital of the Company in one or more issues (including in connection with the exercise of warrants) of a total nominal sum of up to EUR 100,000. The minimum price shall be the market price at the time of the decision to increase the share capital. Shares issued by exercise of warrants issued as substitution for warrant programs assumed by the Company as part of the transfer of all rights and obligations from HTCC may, however, have a subscription price equal to the original subscription price irrespective of whether it is below the market price at the time of the decision to increase the share capital. If the original subscription price is converted into Euro, the conversion shall be made on the basis of the exchange rate at the date of exercise of the warrants.

The general meeting of shareholders has supreme authority in all matters and things pertaining to the Company subject to the limits set by statute and by the Company’s Articles of Association. General meetings are to be convened by the Board of Directors by publication via the Danish Commerce and Companies Agency’s information system, giving no less than two weeks’ notice and no more than four weeks’ notice. Ordinary Shareholders are entitled to have proposals included on the agenda for the ordinary general meeting if these proposals are submitted in writing to the Board of Directors not later than six weeks before the general meeting.

Each share of EUR 0.01 carries ten votes. An Ordinary Shareholder’s right to attend and vote at a general meeting is determined by the number of Ordinary Shares owned by such shareholder at the record date (one week before the general meeting). Holders of record of ADSs as of the close of business on the ADR Record Date (as determined by the Board of Directors) are entitled, subject to applicable law and the provisions of the Company’s Articles of Association and the provisions of the Ordinary Shares represented by the ADSs, to instruct the Depositary as to the exercise of voting rights, if any, pertaining to the Ordinary Shares represented by their respective ADSs, in the manner specified by the Depositary.

10C. Material Contracts

Not applicable.

10D. Exchange Controls

Currently there are no Danish government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities.

Under Danish law, persons who are neither residents nor nationals of Denmark may freely hold, vote and transfer ordinary shares in the same manner as Danish residents or nationals.

10E. Taxation

U.S. Taxation

The following summary outlines certain U.S. tax consequences for U.S. Holders (defined below) of owning and disposing of ADSs. A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADSs who is eligible for the benefits of the Treaty (as defined below) and is (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. This discussion applies only to a U.S. Holder that holds ADSs as capital assets for U.S. tax purposes and does not apply to persons that own or are deemed to own 10% or more of Invitel Holdings voting stock. In addition, this discussion does not describe all of the tax consequences or potentially different tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances.

For U.S. federal income tax purposes, the holders of ADSs will be treated as the beneficial owners of the underlying Ordinary Shares. Accordingly, no gain or loss for U.S. federal income tax purposes will be recognized if a U.S. Holder exchanges ADSs for the underlying Ordinary Shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before shares are delivered to the depositary (referred to as a “pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of Danish or Hungarian taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

Treatment of ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Ordinary Shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Ordinary Shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” the gross amount of distributions on the ADSs or Ordinary Shares (including amounts, if any, withheld to reflect Danish or Hungarian withholding taxes, if any) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the Ordinary Shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” a foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the income tax treaty between the United States and Hungary (the “Treaty”) meets these requirements, and we believe we are eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on Ordinary Shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

The amount of any dividend paid in foreign currency will equal the United States dollar value of the foreign currency received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of Ordinary Shares, or by the depositary, in the case of ADSs, regardless of whether the foreign currency is converted into United States dollars. If the foreign currency received as a dividend is converted into United States dollars on the date they are received, you will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the foreign currency received as a dividend is not converted into United States dollars on the date of receipt, you will have a basis in the foreign currency equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the foreign currency will be treated as United States source ordinary income or loss.

The maximum rate of withholding tax on dividends, if any, paid to you pursuant to the Treaty is 15 percent. You may be required to properly demonstrate to the company and the Hungarian tax authorities your entitlement to the reduced rate of withholding under the Treaty. Subject to certain conditions and limitations, Hungarian withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Ordinary Shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” to the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or Ordinary Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or Ordinary Shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would not give rise to foreign source income and you would not be able to use the foreign tax credit arising from Danish or Hungarian withholding tax, if any, imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep track of earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Taxation of Capital Gains

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” for United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or Ordinary Shares in an amount equal to the difference between the amount realized for the ADSs or Ordinary Shares upon such sale or exchange and your tax basis in the ADSs or Ordinary Shares. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

Passive Foreign Investment Company Considerations

Under the Code, certain rules apply to an entity classified as a “passive foreign investment company” (“PFIC”). A PFIC is defined as any foreign (i.e., non-U.S.) corporation if either (1) 75% or more of its gross income for the taxable year is passive income (generally including, among other types of income, dividends, interest and gains from the sale of stock and securities) or (2) 50% or more of its assets (by value) produce, or are held for the production of, passive income.

We have not made any determination as to whether we are classified as a PFIC for our taxable year ended December 31, 2009. Accordingly, there can be no assurance that we are not currently classified as a PFIC or whether we may be classified as a PFIC in the future. If we are a PFIC, unless a U.S. Holder makes the election described below, a U.S. Holder generally will be subject to a special tax charge with respect to (a) any gain realized on the sale or other disposition of the ADSs or Ordinary Shares and (b) any “excess distribution” by Invitel Holdings to the U.S. Holder (generally, any distributions including return of capital distributions, received by the U.S. Holder on the ADSs or Ordinary Shares in a taxable year that are greater than 125% of the average annual payments received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period). Under these rules (1) the gain or excess payments would be allocated ratably over the U.S. Holder’s holding period for the ADSs and Ordinary Shares, (2) the amount allocated to the current taxable year would be treated as ordinary income, (3) the amount allocated to each prior year generally would be subject to tax at the highest rate in effect for that year; and (4) an interest charge at the rate generally applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each such prior year. For purposes of the foregoing rules, a U.S. Holder of the ADSs or Ordinary Shares that uses such ADSs or Ordinary Shares as security for a loan will be treated as having disposed of such ADSs or Ordinary Shares.

If we are a PFIC, certain elections may be available that would result in alternative treatments of the ADSs or Ordinary Shares. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are a PFIC, the general tax treatment for U.S. Holders described in this paragraph would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. Holder owns ADSs or Ordinary Shares during any year in which we are a PFIC and the U.S. Holder recognizes a gain on a disposition of the ADSs or Ordinary Shares or receives dividends with respect to the ADSs or Ordinary Shares, the U.S. Holder generally will be required to file Internal Revenue Service Form 8621 with respect to Invitel Holdings, generally with the U.S. Holder’s federal income tax return for that year. Additionally, recently enacted legislation creates an additional annual filing requirement for U.S. persons who are shareholders of a PFIC. The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing. If we are or become a PFIC for a given taxable year, then U.S. Holders should consult their tax adviser concerning their annual filing requirements.

U.S. Holders should consult their tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules.

Information reporting and backup withholding

Information reporting will apply to dividends in respect of ADSs or Ordinary Shares and the proceeds from the sale, exchange or redemption of ADSs or Ordinary Shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

New Legislation

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of ADSs or common stock for taxable years beginning after 31 December 2012. In addition, for taxable years beginning after 18 March 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to an interest in ADSs or Ordinary Shares, subject to certain exceptions (including an exception for ADSs or Ordinary Shares held in custodial accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of new U.S. federal income tax legislation on their ownership and disposition of ADSs or Ordinary Shares.

The above summary is not intended to constitute a complete analysis of all United States federal income tax consequences relating to the acquisition, holding and disposition of ADSs or Ordinary Shares. We urge you to consult your tax advisor concerning the tax consequences of your particular situation.

Danish Taxation

Invitel Holdings is a Danish incorporated company, however is considered a tax resident company in Hungary given that the effective place of management of Invitel Holdings is in Hungary. Invitel Holdings has obtained a Danish ruling that, subject to the facts and assumptions presented by the company, Invitel Holdings is, from the perspective of Danish tax laws, resident in Hungary for corporate income tax purposes. Assuming that this ruling remains in effect, Invitel Holdings will not be taxable in Denmark for corporate income tax purposes.

Dividend distributions from Invitel Holdings to shareholders are generally subject to Danish withholding tax at a rate of 28%. If the shareholder is resident outside of Denmark, the dividend withholding tax may be reduced in accordance with a double taxation treaty between Denmark and the country in which the shareholder is resident. According to the double taxation treaty between Denmark and the United States, the dividend withholding tax is reduced to 15%, unless the shareholder owns 10% or more of the share capital in Invitel Holdings, in which case the dividend withholding tax is reduced to 5%. Given, however, that Invitel Holdings is considered tax resident in Hungary, the Danish withholding tax rate is reduced to 0%.

Capital gains earned by non-Danish residents are not subject to Danish taxation. Capital gains earned by Danish tax resident individuals and companies are generally subject to Danish taxation. Capital gains on shares owned by a company owning less than 10% of the share capital are always taxable. If the holding is 10% or more capital gains are tax free from day one.

Denmark currently does not impose any transfer tax or wealth tax.

The discussion above is strictly limited to the matters stated and may not be read as extending by implication to any matters not specifically covered and provides no assurance that the position expressed will be accepted by the Danish tax authorities or, if challenged, by the courts. The discussion is based upon the provisions of the Danish tax legislation, including statutory and regulatory provisions, as well as pertinent administrative and judicial interpretations, in effect as of the date hereof, and such authorities may be replaced, revoked or modified, possibly retroactively, so as to result in Danish income and other tax consequences different from those discussed above.

Hungarian Taxation

Under Hungarian tax law, no withholding tax is payable on dividends paid to a person who is not a private individual. Hungarian dividend withholding tax would be payable on dividends paid to private individuals who hold Ordinary Shares directly. Provided that the depositary is the legal owner of the Ordinary Shares, no Hungarian withholding tax would be due on dividends paid to holders of Invitel Holdings ADSs.

Capital gains earned by a non-Hungarian resident (whether a private individual or otherwise) are not subject to withholding taxes. However, capital gains earned by Hungarian tax residents would be subject to Hungarian tax, unless such gains qualify for the “reported participation exemption” which exempts gains realized by corporate shareholders under certain conditions. Under this rule, capital gains earned on participations that represent at least 30% ownership and have been reported to the tax authority (APEH) within 30 days of acquisition are tax exempt provided that they have been held for at least one year. This exemption is not applicable to private individuals.

There is currently no wealth tax in Hungary.

The discussion above is based upon the provisions of the Hungarian tax legislation, including existing statutory and regulatory provisions, as well as pertinent administrative and judicial interpretations, in effect as of the date hereof, and such authorities may be replaced, revoked or modified, possibly retroactively, so as to result in Hungarian income tax consequences different from those discussed above.

10F. Dividends and Paying Agents

Not applicable.

10G. Statement By Experts

Not applicable.

10H. Documents on Display

We will furnish, without charge, on the written request of any stockholder, a copy of the Company’s annual report on Form 20-F for the year ended December 31, 2009, including financial statements and the financial statement schedules filed therewith. Stockholders wishing a copy may send their request to us (c/o Chief Financial Officer) at Puskas Tivadar u. 8-10, H-2040 Budaors, Hungary.

We also make available, free of charge, all of our other reports, and amendments to those reports, filed or furnished with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act after they are electronically filed with, or furnished to, the SEC. You can access those reports at our website http://english.invitel.hu/ under “Investor Relations” which has a link to our filings with the SEC. You can also directly access our filings at the SEC’s website (http://www.sec.gov).

10I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Exposure

Foreign Currency Exchange Rate Risks

We are exposed to various types of risk in the normal course of our business, including the risk from foreign currency exchange rate fluctuations. Approximately all of our revenue and operating expenses of our continuing operations are HUF based. Therefore, we are subject to currency exchange rate risk with respect to our non-HUF denominated expenses, primarily EUR, due to the variability between the HUF and the EUR. Due to our limited exposure with respect to non-HUF denominated expenses, we have not entered into any agreements to manage our foreign currency risks related to such expenses but we continue to monitor the currency exchange rate risk related to such expenses.

We are also exposed to exchange rate risk since all of our debt obligations are in EUR. The HUF/EUR exchange rate changed from 264.78 as of December 31, 2008 to 270.84 as of December 31, 2009, an approximate 2% depreciation in the value of the HUF versus the EUR. Given our EUR denominated debt obligations, exchange rate fluctuations can have a significant impact on our consolidated financial statements in connection with foreign exchange gains/losses and the resulting debt balances. The sensitivity of our future cash-flows to foreign exchange rate changes related to our debt service, including all hedging in place, is detailed in note 20 “Financial Instruments and Risk Management” in the Notes to the Consolidated Financial Statements.

Interest Rate Risks

We are exposed to interest rate risks because a significant part of our outstanding EUR denominated debt obligations accrue interest at variable rates tied to market interest rates. The interest rates on the floating rate EUR denominated obligations are based on EURIBOR. We evaluate market interest rates and the costs of interest rate hedging instruments by reviewing historical variances between market rates and rates offered by third parties on hedging instruments, as well as market expectations of future interest rates. The sensitivity of our future cash-flows to interest rate changes related to our debt service, including all hedging in place, is detailed in note 20 “Financial Instruments and Risk Management” in the Notes to the Consolidated Financial Statements.

Derivative Financial Instruments

During 2007, in order to reduce our exposure to foreign currency exchange rate risk and interest rate changes, we implemented a major hedging program as part of which we hedged the interest rate and foreign currency exchange rate risks on a substantial portion of our debt. In 2008 the majority of the 2007 hedging arrangements were effectively unwound. In 2009, we entered into various interest rate swaps, foreign exchange forward agreements, cross-currency interest rate swaps and foreign currency option transactions. The following table summarizes the notional amounts and respective fair values of our derivative financial instruments, which mature at varying dates, as of December 31, 2009:

Asset / (Liability)	Notional Amount	Fair Market Value	Fair Value Change Year ended December 31, 2009
	(in thousands of euro)
Cross-currency interest rate swaps	18,523	(7,284)	(262)
FX forward agreements	85,013	(3,100)	(3,155)
Interest rate swaps	316,020	(2,089)	(2,170)
Call options	21,351	—	—

The notional principal amount provides one measure of the transaction volume outstanding as of the end of the period, and does not represent the amount of our exposure to market loss. The estimated fair market values represent the estimated amounts that we would pay or receive to terminate the contracts as of December 31, 2009. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

In January and February of 2010, we undertook an unwinding of our derivative financial instruments relating to various facilities and notes which have been previously redeemed or repurchased as well as a restructuring of existing forwards in order to match current debt service. A EUR 1.7 million loss was realized on these transactions.

Sensitivity Analysis for Continued Operations

The following table shows the sensitivity of our debt instruments, factoring in the related hedging positions, to potential foreign currency exchange rate and interest rate changes as of December 31, 2009:

	1% p.a. increase in interest rates			10% p.a. increase in HUF/EUR rate
Instrument	Cash Flow impact on debt service	Cash Flow impact on underlying hedge	Net Cash Flow impact	Cash Flow impact on debt service	Cash Flow impact on underlying hedge	Net Cash Flow impact
	(euro in thousands)
2009 Notes (2)	—	—	—	(3,287)	—	(3,287)
2007 Notes (1)	(1,257)	2,000	743	(396)	396	—
2006 PIK Notes	(253)	—	(253)	(273)	—	(273)

Total	(1,510)	2,000	490	(3,956)	396	(3,560)

(1)	Calculation based on notional amounts outstanding and hedging in place at December 31, 2009
(2)	2009 Notes pays fixed rate interest therefore it is insensible to change in interest rates

The above table shows the impact of a 1% increase in interest rates (e.g. BUBOR and EURIBOR) and a 10% increase in the HUF/EUR exchange rate on our debt service related cash flow due in the next 12 months.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and charges payable by ADR holders

Deutsche Bank Trust Company Americas serves as the Depositary for our ADR program. Pursuant to the Deposit Agreement among the Company, the Depositary and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, ADR holders may be required to pay various fees to the Depositary.

The Depositary will charge the following fees for the services performed under the terms of the Deposit Agreement; provided, however, that no fees shall be payable upon distribution of cash dividends so long as the charging of such fee is prohibited by the exchange, if any, upon which the ADSs are listed:

(i)	to any person to whom ADSs are issued or to any person to whom a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash), a fee not in excess of U.S. $ 5.00 per 100 ADSs (or fraction thereof) so issued under the terms of the Deposit Agreement to be determined by the Depositary;

(ii)	to any person surrendering ADSs for cancellation and withdrawal of deposited securities including, inter alia, cash distributions made pursuant to a cancellation or withdrawal, a fee not in excess of U.S. $ 5.00 per 100 ADSs (or fraction thereof) so surrendered;

(iii)	to any holder of ADSs, a fee not in excess of U.S. $ 2.00 per 100 ADS held for the distribution of cash proceeds, including cash dividends or sale of rights and other entitlements, not made pursuant to a cancellation or withdrawal;

(iv)	to any holder of ADSs, a fee not in excess of U.S. $ 5.00 per 100 ADSs (or portion thereof) issued upon the exercise of rights;

(v)	for the operation and maintenance costs in administering the ADSs an annual fee of U.S. $ 2.00 per 100 ADS; provided, however, that if the Depositary imposes a fee under this clause (v), then the total of fees assessed under this clause (v), combined with the total of fees assessed under clause (iii) above, shall not exceed U.S. $ 2.00 per 100 ADS in any calendar year; and

(vi)	for the expenses incurred by the Depositary, the custodian or their respective agents in connection with inspections of the relevant share register maintained by the local registrar and/or performing due diligence on the central securities depository for Denmark an annual fee of U.S.$1.00 per 100 ADSs (such fee to be assessed against Holders of record as at the date or dates set by the Depositary as it sees fit and collected at the sole discretion of the Depositary by billing such holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions).

In addition, Holders, beneficial owners, person depositing Shares for deposit and person surrendering ADSs for cancellation and withdrawal of Deposited Securities will be required to pay the following charges:

(i)	taxes (including applicable interest and penalties) and other governmental charges;

(ii)	such registration fees as may from time to time be in effect for the registration of shares or other deposited securities with the Foreign Registrar and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

(iii)	such cable, telex, facsimile and electronic transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing or withdrawing shares or holders and beneficial owners of ADSs;

(iv)	the expenses and charges incurred by the Depositary in the conversion of foreign currency;

(v)	such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs;

(vi)	the fees and expenses incurred by the Depositary in connection with the delivery of deposited securities, including any fees of a central depository for securities in the local market, where applicable;

(vii)	any additional fees, charges, costs or expenses that may be incurred by the Depositary from time to time.

Any other charges and expenses of the Depositary under the Deposit Agreement will be paid by the Company upon agreement between the Depositary and the Company.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15T.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

Our management, including our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. Disclosure controls and procedures means controls and other procedures designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures in place as of December 31, 2009 were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of our records that in reasonable detail accurately and fairly reflect our transactions during the year;

•	provide reasonable assurance that our transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

•	provide reasonable assurance that our receipts and expenditures are made only in accordance with authorizations of our management and Board of Directors (as appropriate); and

•	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009, based on the framework for Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.

This Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting pursuant to the temporary rules of the SEC that permit the Company to provide only Management’s report on internal control over financial reporting in this Report.

(c) Changes in Internal Control Over Financial Reporting.

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

We have a separately-designated standing audit committee consisting of Jens Due Olsen (Chairman), Ole Steen Andersen and Peter Feiner.

The Board has determined that Messrs. Olsen and Andersen are “audit committee financial experts” within the meaning of Securities and Exchange Commission regulations. The Board has determined that all of the current members of the Audit Committee (Messrs. Olsen, Andersen and Feiner) are independent in accordance with the NYSE Amex Stock Exchange listing standards.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics that is applicable to our principal executive officer and senior financial officers, which is on file with the SEC. We undertake to provide to any person without charge, upon request, a copy of our code of ethics, which you may request by writing to us (c/o Chief Financial Officer) at Puskas Tivadar u. 8-10, H-2040 Budaors, Hungary.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Kft (“PWC”) served as our independent auditor for the audit of our financial statements for fiscal years 2008 and 2009.

The following table presents fees (in EUR) for professional audit services rendered by PWC for the audit of our annual financial statements for the years ended December 31, 2009 and 2008 and fees for other services rendered by PWC during that period.

	2009	2008
Audit fees	650,156	1,351,817
Audit-related fees	422,940	238,636
Tax fees	50,000	0
All other fees	9,267	4,786
Total	1,132,363	1,595,239

Services rendered by PWC in connection with fees presented above were as follows:

Audit Fees

For fiscal year 2009, audit fees included fees associated with the annual audit of our consolidated financial statements and statutory and regulatory filings. For fiscal year 2008, audit fees included fees associated with the annual audit of our financial statements, the assessment of our internal control over financial reporting as integrated with the annual audit of our financial statements, the quarterly reviews of the financial statements included in our Form 10-Q filings, and certain other services customarily provided in connection with statutory and regulatory filings.

Audit-Related Fees

Audit-Related Fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but not reported under “Audit Fees”. The Audit-Related services provided by PWC for fiscal year 2009 include comfort letter procedures and carve-out audit of the International Business. The Audit-Related services provided by PWC for fiscal year 2008 include the evaluation of data migration relating to a software conversion and an audit of the financial statements of Memorex.

Tax Fees

Tax Fees consist of fees for services related to tax compliance, tax advice and tax planning. PWC provided tax advice in connection with the refinancing in November of 2009.

All Other Fees

“All Other Fees” for fiscal years 2009 and 2008 consists of licenses for accounting software and training, respectively.

All audit services, audit-related services, tax services and other services provided by PWC in connection with fiscal years 2009 and 2008 were pre-approved by the Audit Committee, which concluded that the provision of such services by PWC was compatible with the maintenance of their firms’ independence in the conduct of their auditing functions. The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy (“Pre-Approval Policy”). The Pre-Approval Policy provides for the Audit Committee to specifically pre-approve the annual audit services engagement. The Pre-Approval Policy provides for pre-approval, without specific authorization from the Audit Committee, of specifically described audit-related services, tax services and other services within certain financial thresholds. Individual engagements anticipated to exceed pre-established thresholds and other services not specifically described must be separately pre-approved by the Audit Committee. The Pre-Approval Policy authorizes the Audit Committee to delegate to one or more of its members specific pre-approval authority with respect to permitted services. During fiscal years 2009 and 2008, the Audit Committee or the Chairman of the Audit Committee specifically pre-approved all services performed by PWC related to fiscal years 2009 and 2008.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

See “Item 6 - 6C. Board Practices”, and also “Item 10 - 10B. Articles of Association”.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The company has responded to “Item 18. Financial Statements” in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this Report.

INVITEL HOLDINGS A/S Consolidated Financial Statements for the years ended December 31, 2009 and 2008

ITEM 19.	EXHIBITS

List of Financial Statements

Reference is made to the index on page F-1 for a list of all financial statements filed as part of this Report on Form 20-F.

List of Exhibits

Pursuant to the rules and regulations of the Securities and Exchange Commission, we have filed certain agreements as exhibits to this Report on Form 20-F. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may have been qualified by disclosures made to such other party or parties, (ii) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments, which may not be fully reflected in our public disclosure, (iii) may reflect the allocation of risk among the parties to such agreements and (iv) may apply materiality standards different from what may be viewed as material to investors. Accordingly, these representations and warranties may not describe our actual state of affairs at the date hereof and should not be relied upon.

Exhibit Number	Description

1.1	Articles of Association last updated and approved on May 28, 2010

2.(a).1	Deposit Agreement dated as of February 27, 2009 among Invitel Holdings A/S, as Issuer; Deutsche Bank Trust Company Americas, as Depositary and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts Issued thereunder

2.(b).1	Amended and Restated Indenture dated as of October 15, 2009, amending and restating the Indenture dated as of October 30, 2006

*2.(b).2	Third Supplemental Indenture dated as of April 27, 2007, supplemental to Indenture dated as of October 30, 2006

*2.(b).3	Second Supplemental Indenture dated as of March 9, 2007, supplemental to Indenture dated as of October 30, 2006

*2.(b).4	First Supplemental Indenture dated as of December 19, 2006, supplemental to Indenture dated as of October 30, 2006

*2.(b).5	Indenture dated as of October 30, 2006 between Invitel Holdings N.V., as Issuer, The Bank of New York as Trustee, Registrar, Transfer Agent and Principal Paying Agent, Calculation Agent and Security Trustee and The Bank of New York (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent

2.(b).6	Seventh Supplemental Indenture dated as of December 11, 2009, supplemental to Indenture dated as of April 27, 2007

2.(b).7	Sixth Supplemental Indenture dated as of March 26, 2009, supplemental to Indenture dated as of April 27, 2007

2.(b).8	Fifth Supplemental Indenture dated as of February 2, 2009, supplemental to Indenture dated as of April 27, 2007

*2.(b).9	Fourth Supplemental Indenture dated as of March 14, 2008, supplemental to Indenture dated as of April 27, 2007

*2.(b).10	Third Supplemental Indenture dated as of March 5, 2008, supplemental to Indenture dated as of April 27, 2007

*2.(b).11	Second Supplemental Indenture dated as of July 26, 2007, supplemental to Indenture dated as of April 27, 2007

*2.(b).12	First Supplemental Indenture dated as of April 27, 2007, supplemental to Indenture dated as of April 27, 2007

*2.(b).13	Indenture dated as of April 27, 2007 between HTCC Holdco II B.V., as Issuer, PanTel Technocom Kft., PanTel Tavkozlesi Kft. and Hungarotel Tavkozlesi Zrt., as Subsidiary Guarantors, BNY Corporate Trustee Services Limited as Trustee, The Bank of New York as Registrar, Transfer Agent and Principal Paying Agent and The Bank of New York (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent

2.(b).14	Indenture dated as of December 16, 2009 between Magyar Telecom B.V. as Issuer, Invitel Távközlési Zrt., Invitel Technocom Kft., Invitel International Holdings B.V., Invitel International AG, Invitel International Hungary Kft and MTCTR Memorex Telekomünikasyon Sanayi ve Ticaret Limited Sirketi as Subsidiary Guarantors, BNY Corporate Trustee Services Limited as Trustee, The Bank of New York Mellon as Transfer Agent and Principal Paying Agent and The Bank of New York Mellon (Luxembourg) S.A. as Registrar, Luxembourg Paying Agent and Transfer Agent

4.(b).1	Loan Agreement dated as of December 16, 2009 between HTCC Holdco I B.V. as Borrower; Hungarian Telecom Finance International Limited as Lender; and Invitel Holdings A/S as Parent

4.(b).2	Loan Agreement dated as of November 2, 2009 between Magyar Telecom B.V. as Borrower; Hungarian Telecom Finance International Limited as Lender; and Invitel Holdings A/S as Parent

4.(b).3	Amendment Agreement dated as of November 2, 2009, between Magyar Telecom B.V. as Borrower; Hungarian Telecom Finance International Limited as Lender; and Invitel Holdings A/S as Parent relating to the Loan Agreement dated as of March, 2009

4.(b).4	Novation Agreement dated as of November 2, 2009, between Magyar Telecom B.V. as Borrower; TDCH III ApS as Lender; Hungarian Telecom Finance International Limited as New Lender; and Invitel Holdings A/S as Parent relating to the Loan Agreement dated as of March, 2009

*4.(b).5	Form of Loan Agreement dated as of March 4, 2009 between Magyar Telecom B.V. as Borrower; TDCH III ApS as Lender; and Invitel Holdings A/S as Parent

4.(b).6	Intercreditor Deed dated as of December 16, 2009 between Magyar Telecom B.V. as Issuer or Parent; Invitel Távközlési Zrt. as the Company; BNP Trust Corporation UK Limited as Security Trustee; BNY Corporate Trustee Services Limited as FRN Note Trustee; BNY Corporate Trustee Services Limited as SSB Trustee; and the Financial Institutions listed therein

*4.(b).7	Form of Amended and Restated Intercreditor Deed dated as of March 4, 2009 among Magyar Telecom B.V. as Issuer; certain subsidiaries as Original Obligors and Original Subordinated Shareholder Creditors; BNP Paribas and Calyon as Coordinators; BNP Paribas, Calyon and Nordea Bank as Arrangers; BNP Paribas as Senior Agent; BNP Paribas, Hungary Branch as HUF Agent; BNP Paribas Trust Corporation UK Limited as Security Trustee; The Bank of New York as HY Note Trustee; BNY Corporate Trustee Services Limited as FRN Note Trustee; and BNP Paribas as Subordinated Loan Agent

*4.(b).8	Form of Third Supplemental Deed dated as of March 4, 2009 (relating to an Intercreditor Deed) among Magyar Telecom B.V. as Issuer; Invitel Zrt.; Magyar Telecom B.V. and certain of its subsidiaries as Obligors; BNP Paribas and Calyon as Coordinators; BNP Paribas as Senior Agent; BNP Paribas, Hungary Branch as HUF Agent; BNP Paribas Trust Corporation UK Limited as Security Trustee; BNP Paribas, Calyon and Nordea Bank as Arrangers; The Bank of New York as HY Note Trustee; BNY Corporate Trustee Services Limited as FRN Note Trustee; BNP Paribas as Subordinated Loan Agent; and certain other parties

8.	Invitel Holdings A/S Subsidiaries

*11.	Code of Ethics

12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.(a).1	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.(a).2	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

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

In addition, we have included a list of certain other defined terms used in this Report under the heading “Certain Definitions”.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

INVITEL HOLDINGS A/S
(Registrant)

Date: June 23, 2010	By	/S/ MARTIN LEA
Martin Lea
President and Chief Executive Officer

Date: June 23, 2010	By	/S/ ROBERT BOWKER
Robert Bowker
Chief Financial Officer

INVITEL HOLDINGS A/S

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 and 2008

(PRESENTED IN EUROS)

Invitel Holdings A/S

CONSOLIDATED FINANCIAL STATEMENTS

Page F-2 of F-76

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Invitel Holdings A/S

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements and statements of comprehensive income/(loss), statements of changes in equity and cash flow statements present fairly, in all material respects, the financial position of Invitel Holdings A/S and its subsidiaries (formerly known as the Hungarian Telephone and Cable Corp.) (the “Company”) at December 31, 2009, December 31, 2008 and January 1, 2008 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

s/ PricewaterhouseCoopers Kft.

Budapest, Hungary
June 23, 2010

Page F-3 of F-76

Invitel Holdings A/S

Consolidated Balance Sheet

as of December 31, 2009, December 31, 2008 and January 1, 2008

	Notes	At 31 December 2009	At 31 December 2008	At 1 January 2008
	(in thousands of EUR)
Non-Current Assets
Intangible Assets, net	12	119,662	221,268	192,455
Property, Plant and Equipment, net	13	364,101	544,681	471,116
Other Non-Current Financial Assets		74	1,102	330
Non-Current Derivative Financial Instruments	20	2,334	3,111	—
Deferred Tax Assets	29	17,712	11,059	12,400

		503,883	781,221	676,301

Current Assets
Cash and Cash Equivalents	14	50,091	28,598	14,237
Trade and Other Receivables, net	15	23,026	56,441	58,377
Derivative Financial Instruments	20	11,053	4,552	118
Other Current Assets	16	2,086	4,866	5,067

		86,256	94,457	77,799

Assets of Disposal Group Classified as Held-for-Sale	4	241,932	—	—

Total Assets		832,071	875,678	754,100

Equity
Capital and Reserves Attributable to Equity Holders of the Company
Common Stock	18	—	11	10
Ordinary Shares	18	167	—	—
Capital Reserve	18	151,388	136,976	131,502
Cumulative Translation Reserve	18	6,998	4,388	12,027
Accumulated Losses		(289,103)	(180,080)	(129,084)

		(130,550)	(38,705)	14,455

Minority Interest	18	10	11	5

Total Equity		(130,540)	(38,694)	14,460

Liabilities

Non-Current Liabilities
Non-Current Borrowings	19	762,474	647,147	543,711
Other Non-Current Liabilities	21	15,198	43,421	28,282
Non-Current Derivative Financial Instruments	20	7,247	2,203	9,838
Deferred Tax Liabilities	29	15,283	23,506	26,064

		800,202	716,277	607,895

Current Liabilities
Current Portion of Borrowings	19	—	45,629	23,147
Trade and Other Payables	23	27,814	68,536	45,036
Derivative Financial Instruments	20	18,613	12,346	14,706
Accrued Expenses and Deferred Income	24	22,420	62,310	45,846
Provisions for Other Liabilities and Charges	22	589	9,274	3,010

		69,436	198,095	131,745

Liabilities of Disposal Group Classified as Held-for-Sale	4	92,973	—	—

Total Liabilities		962,611	914,372	739,640

Total Equity and Liabilities		832,071	875,678	754,100

The accompanying notes form an integral part of the consolidated financial statements.

Page F-4 of F-76

Invitel Holdings A/S

Consolidated Income Statement and Statement of Comprehensive Income /(Loss)

for the years ended December 31, 2009 and 2008

	Notes	For the year ended 31 December
		2009	2008
		(in thousands of EUR except share and per share amounts)

Revenue	5	209,990	265,937
Cost of Sales, Exclusive of Depreciation shown below	6	(69,152)	(90,881)
Depreciation, Amortization and Impairment	9	(100,085)	(76,094)
Operating Expenses	7	(40,217)	(54,336)
Cost of Restructuring	10	(2,578)	(8,204)

Income / (Loss) from Operations		(2,042)	36,422
Financial Income	11	4,596	23,934
Financial Expenses	11	(105,631)	(109,475)
Loss on Extinguishment of Debt	19	(21,780)	—

Income / (Loss) Before Tax		(124,857)	(49,119)
Income Tax (Expense) / Benefit	29	10,519	(3,746)

Income / (Loss) from Continuing Operations		(114,338)	(52,865)
Income / (Loss) from Discontinued Operations	4	23,889	5,616

Income / (Loss) for the Year		(90,449)	(47,249)

Attributable to:
Equity Holders of the Parent		(90,448)	(47,255)
Minority Interest		(1)	6

		(90,449)	(47,249)

Change in Cumulative Translation Reserve		(1,706)	(7,639)

Total Comprehensive Income / (Loss)		(92,155)	(54,888)
Total Comprehensive Income / (Loss) Attributable to:
Equity Holders		(92,154)	(54,894)
Minority Interest		(1)	6

		(92,155)	(54,888)

Earnings per share from continuing and discontinued operations attributed to equity holders of the Group during the year (expressed in euro per share):

Continuing Operations:
Basic net earnings (loss) per common share	(6.85)	(3.22)
Diluted net earnings (loss) per common share	(6.85)	(3.22)

Discontinued Operations:
Basic net earnings (loss) per common share	1.43	0.34
Diluted net earnings (loss) per common share	1.43	0.33

Total:
Basic net earnings (loss) per common share	(5.42)	(2.88)
Diluted net earnings (loss) per common share	(5.42)	(2.88)

The accompanying notes form an integral part of the consolidated financial statements.

Page F-5 of F-76

Invitel Holdings A/S

Consolidated Cash Flow Statement

for the years ended December 31, 2009 and 2008

		For the year ended 31 December
		2009	2008
	Notes	(in thousands of EUR)
Cash Flows from Operating Activities
Income / (Loss) Before Tax of Continuing Operations		(124,857)	(49,119)
Income / (Loss) Before Tax of Discontinued Operations	4	26,319	9,952

Income / (Loss) Before Tax		(98,538)	(39,167)

Adjustments for
Income Taxes		(4,535)	8,082
Interest Expense / (Income)	11	72,840	81,062
Loss on Extinguishment of Debt		21,780	—
Amortization	9,12	22,709	25,157
Depreciation	9,13	51,075	56,079
Impairment of Intangible Assets and Property, Plant and Equipment	9,13	39,381	6,772
Result of Sale of Intangible Assets	12	777	424
Result of Sale of Property, Plant and Equipment	13	(5,735)	(1,822)
Fair Value Change of Derivative Financial Instruments	11	17,402	(1,184)
Provision for Impairment of Trade Receivables	15	2,504	1,736
Provisions	22	604	572
Unrealized Foreign Exchange (Gain) / Loss		17,232	19,218
Other Non-Cash Items		7,167	(7,351)

Working Capital Changes:
Change in Trade and Other Receivables	15	1,381	14,404
Change in Other Current Assets	16	742	3,835
Change in Trade and Other Payables and Accrued Expenses and Deferred Income	22,23,24	(17,162)	(25,796)
			—
Income Taxes Paid		(11,289)	(4,774)
Interest Paid		(47,914)	(46,651)

Net Cash Flow Provided by / (Used in) Operating Activities		70,421	90,596

Cash Flows from Investing Activities
Purchase of Subsidiaries, Net of Cash Acquired	3	—	(21,986)
Purchase of Intangible Assets	12	(11,865)	(21,992)
Purchase of Property, Plant and Equipment	13	(51,482)	(56,606)
Proceeds from Sale of Intangible Assets	12	245	—
Proceeds from Sale of Property, Plant and Equipment	13	7,207	3,590
Restricted Cash		2,500	—
Interest Received		1,086	1,174

Net Cash Flow Provided by / (Used in) Investing Activities		(52,309)	(95,820)

Cash Flows from Financing Activities
Proceeds from Interest Bearing Borrowings	19	182,000	110,000
Proceeds from Issuance of 2009 Notes	19	340,694	—
Proceeds from Related Party Loan	19	125,453	—
Deferred Financing Costs Paid	19	(33,701)	(6,726)
Settlement of Derivative Financial Instruments		(18,611)	(9,404)
Principal Payments under Capital Lease Obligations		(3,267)	(5,158)
Repayments of Interest Bearing Borrowings	19	(573,334)	(68,642)

Net Cash Flow Provided by / (Used in) Financing Activities		19,234	20,070

Effect of Exchange Rate Changes on Cash and Cash Equivalents		(456)	(485)

Net Increase / (Decrease) in Cash and Cash Equivalents		36,890	14,361
Cash and Cash Equivalents at Beginning of Year	14	28,598	14,237

Cash and Cash Equivalents at End of Year		65,488	28,598

Included in Cash and Cash Equivalents per the Balance Sheet		50,091	28,598
Included in Assets of Disposal Group Classified as Held-for-Sale		15,397	—

Summary of non-cash transactions:

On March 5, 2008 the Group assumed net debt and finance lease obligations of EUR 34.3 million as part of the acquisition of Memorex.

The Group had unpaid capital expenditures in the amount of EUR 15.4 million and EUR 29.7 million as of December 31, 2009 and 2008, respectively, which are excluded from purchase of intangible assets and property, plant and equipment above.

In connection with the 2009 November Refinancing EUR 154.6 million of 2006 PIK Notes were replaced by a new Related Party Subordinated Loan.

The accompanying notes form an integral part of the consolidated financial statements.

Page F-6 of F-76

Invitel Holdings A/S

Consolidated Statement of Changes in Equity

for the years ended December 31, 2009 and 2008

			Attributable to equity holders of the parent
	Note	Number of Shares	Common Stock	Ordinary Shares	Capital Reserve	Cumulative Translation Reserve	Accumulated Losses	Total	Minority interest	Total Equity
		(in thousands of EUR)
Balance at 1 January 2008		15,471,950	10	—	131,502	12,027	(129,084)	14,455	5	14,460

Translation adjustment for the year			—	—	5,474	(7,639)	(3,669)	(5,834)	—	(5,834)
Share based compensation		15,233	1	—	—	—	—	1	—	1
Cummulative convertible preferred share dividends			—	—	—	—	(72)	(72)	—	(72)

Items recognized directly in equity		15,233	1	—	5,474	(7,639)	(3,741)	(5,905)	—	(5,905)
Net result for the year			—	—	—	—	(47,255)	(47,255)	6	(47,249)

		15,233	1	—	5,474	(7,639)	(50,996)	(53,160)	6	(53,154)

Balance at 31 December 2008		15,487,183	11	—	136,976	4,388	(180,080)	(38,705)	11	(38,694)

Reorganization	1.1		(11)	167	14,139	4,316	(18,575)	36	—	36
Change in functional currency	2.5.1		—	—	—	1,428	—	1,428	—	1,428
Preferred stock conversion	18	300,000	—	—	131	—	—	131	—	131
Puttable shares	21	34,608	—	—	142	—	—	142	—	142
Translation adjustment for the year			—	—	—	(3,134)	—	(3,134)	—	(3,134)

Items recognized directly in equity		334,608	(11)	167	14,412	2,610	(18,575)	(1,397)	—	(1,397)

Net result for the year			—	—	—	—	(90,448)	(90,448)	(1)	(90,449)

		334,608	(11)	167	14,412	2,610	(109,023)	(91,845)	(1)	(91,846)

Balance at 31 December 2009		15,821,791	—	167	151,388	6,998	(289,103)	(130,550)	10	(130,540)

The accompanying notes form an integral part of the consolidated financial statements.

Page F-7 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008

1. General Information

1.1. Reorganization

Invitel Holdings A/S (“Invitel Holdings” or “the Company”) is a Danish company that was established on July 1, 2008 and has its statutory seat in Raadhuspladsen 4, Copenhagen, Denmark. On February 24, 2009 at a special meeting, the stockholders of Hungarian Telephone and Cable Corp. (“HTCC”) approved the adoption of an agreement and plan of merger among HTCC and Invitel Holdings whereby HTCC effectively changed its place of incorporation from Delaware to Denmark by effectively merging HTCC with and into Invitel Holdings. Concurrently, each share of HTCC was automatically converted into the right to receive one American Depositary Share (“ADS”) of Invitel Holdings representing one ordinary share of Invitel Holdings. On February 26, 2009, the merger and reorganization was completed and the HTCC shareholders became holders of ADSs of Invitel Holdings.

After completion of the reorganization, Invitel Holdings and its subsidiaries continued to conduct the business formerly conducted by HTCC and its subsidiaries. As a result of these transactions, Invitel Holdings became the successor to HTCC as the holding company for the group of companies that were formerly subsidiaries of HTCC. The accounting for the reorganization was accounted for as a transaction between entities under common control at predecessor value basis and as such, there were no changes in the historical consolidated carrying amounts of assets, liabilities and stockholders’ equity / (deficit). The consolidated income statement and statement of comprehensive income / (loss), cash flow statement and changes in equity for the year ended December 31, 2009 include the combined results of HTCC from January 1, 2009 to February 26, 2009 and Invitel Holdings from February 27, 2009 to December 31, 2009. The consolidated income statement and statement of comprehensive income / (loss), cash flow statement and changes in equity for the year ended December 31, 2008 and the balance sheet as of December 31, 2008 and January 1, 2008 include the results of HTCC prior to the reorganization.

1.2. Background Information

Invitel Holdings is engaged in investing in telecommunication related activities in Central and Eastern Europe, primarily through its telecommunications service provider companies, Invitel Távközlési Zrt. (“Invitel Zrt”) providing telecommunications services to mass market and business customers and Invitel International Hungary Kft. (“Invitel International Kft”), Invitel International AG and its subsidiaries (“Invitel International AG”) and Euroweb Romania S.A. (“Euroweb Romania”) providing wholesale data and capacity services (collectively, the “International Business”). All subsidiaries are majority owned and controlled subsidiaries of Invitel Holdings (collectively, “the Group”).

The Group, through its domestic business, is the second largest fixed line telecommunications services provider in Hungary and the incumbent provider of fixed line telecommunications services to residential and business customers in its historical concession areas, where it has a dominant market share. The historical concession areas cover an estimated 2.1 million people, representing approximately 21% of Hungary’s population. It also provides fixed line telecommunications services as an alternative operator in the remainder of Hungary either by connecting business customers to its backbone network, or through the use of carrier pre-selection or wholesale DSL services for mass market customers.

Page F-8 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

The Group, through its international business, is a leading alternative telecommunication infrastructure and bandwidth provider in Central and South Eastern Europe. It is the largest independent provider of wholesale data and capacity services in the Central and South-Eastern European region. The international business of the Group provides (i) data services including leased capacity services, dark fiber and wholesale Internet services and (ii) voice services including voice origination and voice termination services. The international business of the Group operates one of the largest fiber optic networks in the Central and South-Eastern European region with over 23,000 route kilometers of fiber and 40 major points of presence in 15 countries including Hungary, Austria, Turkey, Romania, Slovakia, Bulgaria, Serbia, Ukraine, Italy and the Czech Republic. It has approximately 330 customers, including incumbent telecommunications services providers, alternative fixed line telecommunications services providers, mobile telecommunications services providers, cable television operators, and Internet Service Providers. Its customers include U.S. and Western European telecommunications services providers as well as Eastern European incumbent telecommunications services providers.

On November 23, 2009, TDC A/S (“TDC”) and Mid Europa Partners Limited (“Mid Europa”) completed a transaction whereby Mid Europa acquired 10,799,782 of Invitel Holdings shares held by TDC (the entire shareholding of TDC).

On November 27, 2009, Mid Europa completed the acquisition of an additional 9.87% of the shares of Invitel Holdings (1,650,611 shares) from Straumur—Burdaras Investment Bank. As a result of these transactions, as of December 31, 2009 Invitel Holdings was 74.4% owned by Mid Europa, 20% owned by public investors and 5.6% owned by management. Subsequent to December 31, 2009, Mid Europa increased its ownership in Invitel Holdings to 91.78% (see note 33 on subsequent events).

As of December 31, 2009 the Group includes the following subsidiaries:

Invitel Hungary Holdings Kft. is a holding company 100% owned by Invitel Holdings and was established on December 11, 2008 under the laws of Hungary and has its statutory seat under 2040 Budaörs, Puskás Tivadar u. 8-10. The share capital of Invitel Hungary Holdings Kft. as of December 31, 2009 was EUR 2 thousand.

HTCC Holdco I. B.V. is a holding company and was established on April 3, 2007 under the laws of The Netherlads in connection with the acquisition of Matel Holdings by HTCC on April 27, 2007 and the related refinancing, whereby HTCC Holdco I B.V. became the issuer of the 2007 Notes (see note 19 on borrowings). HTCC Holdco I. B.V. has its statutory seat under Locatellikade 1, 1076 AZ Amsterdam. The share capital of HTCC Holdco I. B.V. as of December 31, 2009 is EUR 18 thousand.

HTCC Holdco II. B.V. is a holding company and was established on April 3, 2007 under the laws of The Netherlads in connection with the acquisition of Matel Holdings by HTCC on April 27, 2007. HTCC Holdco II. B.V. has its statutory seat under Locatellikade 1, 1076 AZ Amsterdam. The share capital of HTCC Holdco II. B.V. as of December 31, 2009 is EUR 18 thousand.

Matel Holdings N.V. (“Matel Holdings”) is a holding company and was incorporated on December 27, 2000 under the laws of the Netherlands Antilles. As of December 31, 2008 Matel Holdings was 100% owned by HTCC and as of December 31, 2009 Matel Holdings is 100% owned by Invitel Holdings.

Magyar Telecom B.V. (“Matel”) is a holding company. It was incorporated in the Netherlands on December 17, 1996 as a limited liability company and has its statutory seat in Amsterdam, Laan Kronenburg 8, 1183 Amstelveen, The Netherlands.

Invitel Zrt was incorporated on September 20, 1995 as a joint stock company under the laws of Hungary. The authorized share capital of Invitel as of December 31, 2009 is HUF 20 billion (approximately EUR 74 million). On March 18, 2010 the share capital of Invitel Zrt was reduced to HUF 16 billion.

Page F-9 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

Invitel Technocom Kft. (“ITC”) was incorporated on September 28, 2001 as a limited liability company under the laws of Hungary. The authorized share capital of ITC as of December 31, 2009 is HUF 165 million (approximately EUR 610 thousand).

Invitel International Holdings B.V. (“Invitel International Holdings”) was incorporated on March 26, 2009 in Amsterdam and has its statutory seat under Laan van Kronenburg 8, 1183AS Amstelveen, the Netherlands. The 100% owner of Invitel International Holdings is Invitel Zrt. On March 26, 2009, Invitel Zrt transfered ownership interest in Invitel International AG and Invitel International Kft to Invitel International Holdings. The authorized share capital of Invitel International Holdings as of December 31, 2009 is EUR 18 thousand.

AT-Invitel GmbH was formed on December 17, 2009 under the Austrian law. The registered share capital of AT-Invitel GmbH as of December 31, 2009 is EUR 35 thousand.

Invitel International Hungary Kft. (“Invitel International Kft”) was incorporated on November 24, 2008 as a joint stock company under the laws of Hungary. The authorized share capital of Invitel Kft as of December 31, 2009 is HUF 3,061 million (approximately EUR 11,302 thousand).

Euroweb Romania is domiciled in Romania and was registered with the Romanian Trade Register as a joint-stock company in March 1998 and commenced activities in November 1998. The authorized share capital of Euroweb Romania as of December 31, 2009 is RON 6,392,449 (approximately EUR 1,596 thousand). The shareholders of Euroweb Romania as of December 31, 2009 are Invitel (99.96%) and individuals (0.04%). On February 12, 2010, Invitel Zrt transferred its ownership interest in Euroweb Romania to Invitel International Holdings.

Invitel International AG (formerly Memorex) was incorporated on April 20, 1967 as a joint stock company under the laws of Austria. The authorized share capital of Invitel International AG as of December 31, 2009 is EUR 36 million. Invitel International AG has a majority ownership of the equity capital of the subsidiaries set forth in the table below:

Name of Company	As “Defined”	Country of Incorporation
Invitel International Bulgaria EODD	Invitel International Bulgaria	Bulgaria
Invitel International CZ s.r.o	Invitel International Czech Republic	Czech Republic
Invitel Telecom d.o.o. Beograd	Invitel International Serbia	Serbia
Invitel Telecomunikacije d.o.o.	Invitel International Slovenia	Slovenia
Invitel International SK s.r.o.	Invitel International Slovakia	Slovakia
MTCTR Memorex Telekomünikasyon Sanayi ve Ticaret Limited Sirketi	Invitel International Turkey	Turkey
Memorex Telex Communications UA Ltd.	Invitel International Ukraine	Ukraine
Invitel International Italia S.R.L.	Invitel International Italy	Italy

Page F-10 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

2. Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies set out below have been consistently applied by all Group entities to all periods presented in these consolidated financial statements. Where it was necessary, accounting policies of the subsidiaries were modified to ensure consistency with the policies adopted by the Group.

2.1. Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

2.2. Adoption of IFRS

The consolidated financial statements are in the scope of IFRS 1 – “First time adoption of International Financial Reporting Standards” (“IFRS 1”) as they present annual financial statements of the Group for the years ended December 31, 2009 and 2008 subsequent to the transition date to IFRS which is January 1, 2008. Comparative data of the Group included in these consolidated financial statements was restated to retrospectively reflect the adoption of IFRS. See note 32 for more information as to the effect of the transition from reporting under generally accepted accounting principles in the United States of America (“US GAAP”) to reporting under IFRS and exemptions elected by the Group.

2.3. Basis of Preparation

The consolidated financial statements are presented in euro (“EUR”) rounded to the nearest thousand of EUR (“TEUR”). The EUR presentation currency was chosen based upon the currency of the primary economic environment in which the Group operates.

As discussed in note 1.1 the reorganization of Invitel Holdings and HTCC as of February 26, 2009 was accounted for as a transaction between entities under common control at predecessor value basis. These consolidated financial statements as of January 1, 2008 and December 31, 2008, for the year ended December 31, 2008 and for the period January 1, 2009 to February 26, 2009 include the financial position and results of HTCC, predecessor to Invitel Holdings.

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the accounting policies. The areas involving a higher degree of judgement or complexity or areas where assumptions and estimates are significant to the consolidated financial statements are discussed in note 2.24.

Page F-11 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

The Group has adopted the following new and amended IFRS as of January 1, 2009, which are relevant to the Group’s consolidated financial statements:

IAS 1 (revised) – “Presentation of financial statements” – effective from January 1, 2009, prohibits the presentation of items of income and expenses (that is, “non-owner changes in equity”) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity in a statement of comprehensive income. As a result the group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated income statement and comprehensive income (loss). As the change in accounting policy only impacts presentation aspects, there is no impact on net income.

IAS 23 (Amendment) – “Borrowing Costs” effective from January 1, 2009, requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The option of immediately expensing borrowing costs is removed. In respect of borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after January 1, 2009, the Group capitalises borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The Group previously recognized all borrowing costs as an expense immediately. This change in accounting policy was due to the adoption of IAS 23 (Amendment) – “Borrowing costs”. The change in accounting policy increased the Group’s net income by EUR 401 thousand for the year ended December 31, 2009.

IAS 36 (Amendment) – “Impairment of assets” effective from January 1, 2009, requires that where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. The Group adopted IAS 36 (Amendment) from January 1, 2009. The amendment did not have a material impact on the Group’s consolidated financial statements.

IAS 38 (Amendment) – “Intangible assets” effective from January 1, 2009, requires that a prepayment may only be recognized in the event that payment has been made in advance of obtaining right of access to goods or receipt of services. The Group adopted IAS 38 (Amendment) from January 1, 2009. The amendment did not have a material impact on the Group’s consolidated financial statements.

IAS 39 (Amendment) – “Financial instruments: Recognition and measurement”, which is effective from January 1, 2009, clarifies the definitions of financial asset or financial liability at fair value through profit or loss as it relates to items that are held for trading and movements into and out of the fair value through profit or loss category where a derivative commences or ceases to qualify as a hedging instrument. The amended standard also deals with changes in designating instruments as hedges and re-measuring the carrying amount of a debt instrument on cessation of fair value hedge accounting. The Group adopted IAS 39 (Amendment) from January 1, 2009. The amendment did not have a material impact on the Group’s consolidated financial statements.

IFRS 7 (Amendment) – “Financial instruments – Disclosures” effective from January 1, 2009, requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on net income.

IFRS 8 – “Operating Segments” effective from January 1, 2009, requires segment disclosure based on the components of the entity that management monitors in making decisions about operating matters. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has applied the provisions of the new standard to the disclosure of its operating segments in the consolidated financial statements in accordance with IFRS 8.

Page F-12 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

IFRS 2 (Amendment) – “Share-based payment” effective from January 1, 2009 and deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. All cancellations, whether by the entity or by the parties should receive the same accounting treatment. The Group adopted IFRS 2 (Amendment) from January 1, 2009. The IFRS 2 (Amendment) did not have a material impact on the Group’s financial statements.

The following standards and amendments to existing standards, which are mostly relevant to the Group’s consolidated financial statements, have been published and are mandatory for the Group’s accounting periods beginning on or after January 1, 2010 or later periods, but the Group has not early adopted them:

IFRIC 17 – “Distribution of non-cash assets to owners” (effective for years beginning on or after July 1, 2009). This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. IFRS 5 has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable. The Group will apply IFRIC 17 from January 1, 2010. This standard is not expected to have a material impact on the Group’s consolidated financial statements.

IAS 27 (revised) – “Consolidated and separate financial statements” (effective for years beginning on or after July 1, 2009) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. The Group will apply IAS 27 (revised) retrospectively with exceptions to transactions with non-controlling interests from January 1, 2010. This standard is not expected to have a material impact on the Group’s consolidated financial statements.

IFRS 3 (revised) – “Business combinations” effective for years beginning on or after July 1, 2009 continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The Group will apply IFRS 3 (revised) prospectively to all business combinations from January 1, 2010.

IAS 38 (Amendment) – “Intangible Assets” is part of the IASB’s annual improvements project published in April 2009 and the International Business will apply IAS 38 (amendment) from the date IFRS 3 (revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The amendment is not expected to have a material impact on the Group’s consolidated financial statements.

IFRS 5 (Amendment) – “Measurement of non-current assets (or disposal groups) classified as held-for-sale” is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The Group will apply IFRS 5 (amendment) from January 1, 2010.

Page F-13 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

IAS 1 (Amendment) – “Presentation of financial statements” is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The Group will apply IAS 1 (amendment) from January 1, 2010. It is not expected to have a material impact on the Group’s consolidated financial statements.

IFRS 2 (Amendments) – “Group cash-settled and share-based payment transactions”. In addition to incorporating IFRIC 8 – “Scope of IFRS 2” and IFRIC 11 – “IFRS 2 – Group and treasury share transactions”, the amendments expand on the guidance in IFRIC 11 to address the classification of group arrangements that were not covered by that interpretation. The new guidance is not expected to have an impact on the Group’s consolidated financial statements.

IFRS 9 – “Financial Instruments” is part of the IASB’s projects started in 2008. The standard is replacing IAS 39 – “Financial Instruments: Recognition and Measurement” and shall apply for annual periods beginning on or after January 1, 2013. The Group is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

2.4. Basis of Consolidation

2.4.1. Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the transaction, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statement.

2.4.2. Transactions eliminated on consolidation

All inter-group balances, transactions, unrealized gains and losses on transactions between Group companies have been eliminated from the consolidated financial statements. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group.

Page F-14 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

2.4.3. Transactions with entities under common control

The reorganization arising from transfers of interests in entities that are under the common control of the shareholders that control the Group are accounted for by using predecessor accounting as of the earliest period presented. The assets and liabilities are recorded at book values at the highest level of common control by the acquiree. The components of equity of the acquired entities are added to the same components within Group equity except that any share capital of the acquired entities is recognized as part of reserves. The difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entity as of the date of the transaction is recorded as an adjustment to other reserve equity. No additional goodwill is created by these transactions. See note 1.1 and 2.3 for further discussion of the reorganization.

2.5. Foreign Currency

2.5.1. Translation of financial statements

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of Invitel Holdings is the EUR. The functional currency of the Hungarian subsidiaries of Invitel Holdings except for Invitel International Kft is the Hungarian forint (“HUF”), the functional currency of the non-Hungarian subsidiaries of Invitel Holdings and Invitel International Kft is the EUR and the functional currency of the Romanian subsidiary of Invitel Holdings is the Romanian Lei (“RON”).

Invitel International Kft has changed its functional currency from HUF to EUR on January 1, 2009. The change in the functional currency of Invitel International Kft was accounted for prospectively from January 1, 2009 as required by IAS 21 and all non-monetary assets and liabilities were adjusted through equity. The functional currency was changed due to the legal separation of Invitel International Kft from Invitel Zrt which occurred in November 2008.

The assets and liabilities of operations that are measured in functional currencies other than the EUR are translated into EUR at foreign exchange rates in effect at the balance sheet date. Revenues and expenses of transactions measured in currencies other than the EUR are translated into EUR at rates approximating to the foreign exchange rates in effect at the dates of the transactions. Equity amounts are translated at historical exchange rates. Exchange rate translation differences are reported as a component of equity as cumulative translation reserve.

2.5.2. Transactions and balances

Transactions in foreign currencies are translated to the respective functional currencies at the foreign exchange rate in effect at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the foreign exchange rate in effect at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Foreign currency differences arising on translation are recognized in the consolidated income statement as net foreign exchange gain / (loss) in financial expenses.

Non-monetary assets and liabilities denominated in foreign currencies other than the EUR that are stated at historical cost are translated using the exchange rate at the date of the transaction.

Page F-15 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

2.6. Cash and Cash Equivalents

Cash and cash equivalents is comprised of cash in bank balances and highly liquid call deposits with original maturities of three months or less and exclude all overdrafts that are shown within borrowings in current liabilities on the face of the consolidated balance sheet.

2.7. Financial Assets

Financial assets are classified in the following categories: at fair value through profit or loss, loans and receivables and available for sale. The classification depends on the purpose for which the financial asset was acquired. The classification of financial assets is determined at initial recognition.

Financial assets at fair value through profit or loss are financial assets held for trading. These financial assets are acquired for the purpose of selling in short term. Derivatives are also classified as held for trading unless they are designated hedges. Assets in this category are classified as current assets, except for maturities more than twelve months after the balance sheet date, which are classified as non-current assets.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in active markets. They are included in current assets, except for maturities more than twelve months after the balance sheet date, which are classified as non-current assets.

As of December 31, 2009, December 31, 2008 and January 1, 2008 the Group did not have any financial instruments in the available-for-sale category.

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows from that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

Financial assets and liabilities are offset and the net amount reported in the consolidated balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

2.8. Trade and Other Receivables

Receivables are recognized initially at fair value, and subsequently thereafter they are measured at amortized cost using the effective interest rate method less accumulated impairment losses. Receivables with a short duration are not discounted. The amounts of any impairment losses are included in operating expenses.

Trade receivables and payables from other network operators are offset and the net amount is reported in the consolidated balance sheet when there is a legally enforcable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and liability simultaneously.

Page F-16 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

2.9. Trade and Other Payables

Trade and other payables are initially recognized at fair value and subsequently at amortized cost.

2.10. Inventories

Inventories consist of materials to be used in construction and repair of the telephone network. Inventories are carried at the lower of cost or market. Cost is based on the first-in, first-out principle and includes expenditures incurred in acquiring the inventories and bringing them to their existing condition and location. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

2.11. Intangible Assets and Goodwill

Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses except for goodwill and intangible assets with an indefinite useful life which are not amortized and are stated at cost less accumulated impairment losses. After initial recognition it is assessed whether an intangible asset has a finite or an indefinite useful life. The cost of intangible assets with a finite useful life is amortized on a straight-line basis over the period in which the asset is expected to be available for use.

2.11.1. Intangible assets with definite and indefinite useful lives

The Group has the following types of intangible assets with definite useful lives which are amortized over the following estimated useful lives:

Concession rights	1 year remaining
Software	3 years
Property rights	1-43 years
Other	1-16 years
Trademark	Indefinite

Concession rights represent amounts paid for the right to provide fixed line telecommunications services in certain geographical areas of Hungary (“historical concession areas”) and were amortized over the 25-year term provided for in the concession contracts signed in 1994 and 1995. As of January 1, 2008, due to the change in customer churn rates, the Group completed a review of the estimated amortization period of concession rights. As a result of this review, the remaining useful life of concession rights was reduced from 12 to 3 years. The change of useful life of concession rights qualifies a change in accounting estimate and accordingly is accounted for prospectively from January 1, 2008. The effect of this change was EUR 664,384 thousand or EUR 0.04 per share.

Property rights represent amounts paid for the right to use third party property for the placement of telecommunication equipment and the useful lives are determined based on the underlying contracts.

Other intangible assets include subscriber acquisition costs, which are sales commissions paid to internal sales force and third parties in relation to fixed term subscriber contracts and brand names that were acquired by the Group.

Page F-17 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

Intangible assets included in assets held-for-sale include the value of contractual customer relationships and the value of the Vodafone contract, which was determined during the acquisition of Memorex by the Group. Contractual customer relationships represent the value of customers of the Group determined during the acquisitions undertaken by Matel.

Amortization of intangible assets ceases at the earlier of the date that the asset is classified as held for sale in accordance with IFRS 5 – “Non-current Assets Held for Sale and Discontinued Operations” and the date the asset is derecognized. The amortization periods are reviewed annually at each financial year-end. Any changes arising from such review are accounted for as a change in an accounting estimate.

2.11.2. Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill arising in a business combination represents the excess of the cost of the acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree after a reassessment of such fair values. Goodwill on acquisition of subsidiaries is included among intangible assets.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the goodwill maybe impaired, in accordance with IAS 36 – “Impairment of Assets”. Goodwill is allocated into cash generating units for the purposes of impairment testing. Cash generating units of the Group are Mass Market Voice In-Concession, Mass Market Voice Out-of-Concession, Mass Market Internet, IPTV, Business Voice In-Concession, Business Voice Out-of-Concession, Business Data, Business Internet and Domestic Wholesale.

2.12. Property, Plant and Equipment

2.12.1. Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of self-constructed assets includes the cost of materials, direct labor and an appropriate proportion of overhead, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the cost of dismantling and removing the items and restoring the site on which they are located. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

Beginning January 1, 2009 borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Capital work in progress is stated at cost less accumulated impairment losses and represents property, plant and equipment that have not been completed and placed into service.

Page F-18 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

2.12.2. Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. An asset acquired by way of a finance lease is measured initially at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease. Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that ownership will be obtained by the end of the lease term. Other leases are operating leases and the leased assets are not recognized on the consolidated balance sheet.

2.12.3. Subsequent expenditure on property, plant and equipment

Expenditure incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditure is included in the carrying amount if it is probable that future economic benefits embodied in that expenditure will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. All other expenditures are recognized in the consolidated income statement as network operating expense as incurred.

2.12.4. Depreciation

Depreciation is charged to the consolidated income statement on a straight-line basis over the estimated useful lives of items of property, plant and equipment, and major components that are accounted for separately. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Land and capital work in progress are not depreciated. The estimated useful lives are as follows:

Buildings	25-50 years
Network and equipment	3-25 years
Other equipment	3-7 years

Depreciation of property, plant and equipment ceases at the earlier of the date that the asset is classified as held for sale in accordance with IFRS 5 – “Non-current Assets Held for Sale and Discontinued Operations” and the date the asset is derecognized. Depreciation methods, useful lives and residual values are reviewed annually at each financial year-end. Any changes arising from such review are accounted for as a change in an accounting estimate.

2.13. Impairment

The carrying amounts of the assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.

For goodwill and intangible assets with an indefinite useful life or not available for use, the recoverable amount is estimated annually, irrespective of whether any indication of impairment exists.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups.

Page F-19 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

Impairment losses are recognized in the consolidated income statement. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

2.13.1. Calculation of recoverable amount

The recoverable amount of financial assets carried at amortized cost is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset. Receivables with a short duration are not discounted.

The recoverable amount of the cash-generating units is the greater of their fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The estimated value-in-use uses a 12.8% pre-tax discount rate, 0% growth and estimate cash flows until 2015. For assets held for sale, fair value less costs to sell was determined based on other market evidence including multiples implied by comparable companies.

2.13.2. Reversal of impairment

An impairment loss on non-financial assets other than goodwill is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

2.14. Non-Current Assets (or Disposal Groups) Held-for-Sale

Non-current assets (or disposal groups) are classified as held-for-sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use.

2.15. Derivative Financial Instruments

The Group uses derivative financial instruments to manage its exposure to foreign exchange and interest rate risks arising from operational, financing and investing activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. The derivative financial instruments held by the Group do not qualify for hedge accounting and are therefore designated as fair value through profit and loss. Derivative financial instruments are recognized at fair value on the date the derivative contract is entered into and subsequently remeasured at their fair value. The gains or losses resulting from the changes in fair value of financial instruments are recorded in the financial income / (expenses) in the consolidated income statement for the period to which they relate.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price. The fair value of cross currency interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates, foreign exchange rates and the current creditworthiness of the swap counterparties.

Page F-20 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in the consolidated income statement.

2.16. Borrowings

Borrowings are recognized initially at fair value, less discounts and related transaction costs. Subsequent to initial recognition, borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the consolidated income statement over the period of the borrowings on an effective interest basis.

Costs and expenses directly related to raising funds and borrowings or refinancing are deferred and amortized using the effective interest rate method. Deferred borrowing costs are disclosed in the consolidated balance sheet as a reduction of borrowings and current portion of borrowings.

Debt restructurings and refinancings between an existing borrower and lender of debt instruments with substantially different terms (defined as changes in cash flows equal to or greater than 10 percent) is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. If the financial liability is extinguished or transferred to another party the Group recognizes the difference between the carrying amount extinguished and the consideration paid including any liabilities assumed in the consolidated income statement.

2.17. Provisions

Provisions for restructuring costs and legal claims are recognized in the consolidated balance sheet when the Group has a legal or constructive obligation as a result of past events that can be measured reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the obligation.

A provision for restructuring is recognized when a detailed and formal restructuring plan is approved, and the restructuring has either commenced or has been announced publicly.

There were no provisions for future operating costs or losses.

2.18. Revenue Recognition

Revenue from all goods and services are shown net of VAT, rebates and discounts. Revenue from services is recognized when services are provided. Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of products sold have been transferred to the buyer.

Revenue from connection fees are recognized upon service activation. Revenue from monthly fees charged for accessing the network is recognized in the month during which the customer is permitted to access the network. Traffic revenue is recognized in the period of the related usage. Leased line and data transmission revenue is recognized in the period of usage or of the service available to the customer.

Page F-21 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

Revenue from prepaid call services is deferred when the prepaid package is sold to the customers and is recognized when the calls are made.

Revenue from contracts relating to Indefeasible Rights of Use (“IRU”) comprises installation fees, one-off or up-front fees, monthly fees and maintenance fees. One-off or up-front fees of IRU contracts are deferred over the term of the related contract. Installation fees, monthly fees and maintenance fees are charged periodically as specified in the related contract and the revenue is recognized straight-line over the life of the related contract.

Revenue from the sale of ducts and other network equipment is recognized in revenue and the related cost is recognized in cost of sales when significant risk and rewards of ownership has been transferred.

Revenues and cost of sales from other network operators for IRU contracts are shown net where a right of set-off exists and the amounts are intended to be settled on a net basis.

The Group’s main operating revenue categories are as follows:

Mass Market Voice - The revenue generated from the fixed line voice and voice-related services provided to mass-market customers in the historical concession areas (“Mass Market Voice In”) and out of the historical concession areas (“Mass Market Voice Out”). Mass Market Voice Revenue comprises time based call charges, subject to a minimum monthly fee charged for accessing the network and time based fixed-to-mobile, local, long distance and international call charges, interconnect charges on calls terminated in the Group’s network, monthly fees for value added services, subsidies, one-off connection and new service fees, as well as monthly fees for packages with built-in call minutes. Mass Market Voice In revenue also includes access calls to dial-up ISPs’ networks at local call tariffs and revenue from providing DSL access to other ISPs, but revenue from bundled Internet call and Internet services is recorded under Mass Market Internet.

Mass Market Internet - The revenue generated from dial-up and DSL Internet connections provided to mass-market customers nationwide both inside and outside the historical concession areas. Mass Market Internet comprises dial-up revenue, which is generated through a combination of time based and access fees, and DSL revenue, which is generated through a variety of monthly packages.

Business - The revenue generated from the fixed line voice, data and Internet services provided to business, government and other institutional customers nationwide. Business revenue comprises access charges, monthly fees, time based fixed-to-mobile, local, long distance and international call charges, interconnect charges on calls terminated in the Group’s network, monthly fees for value added services, Internet access packages and regular data transmission services. Business revenues include the same components as Mass Market Voice In and Mass Market Internet revenues and include, in addition, revenue from leased line, Internet and data transmission services which is comprised of fixed monthly rental fees based on the capacity/bandwidth of the service and the distance between the endpoints of the customers.

Domestic Wholesale - The revenue generated from voice and data services provided on a wholesale basis to a selected number of resellers to use the Group’s excess network capacity. Wholesale revenue comprises rental payments for high bandwidth leased line services, which are based on the bandwidth of the service and the distance between the endpoints of the customers, and voice transit charges from other Hungarian and international telecommunications service providers, which are based on the number of minutes transited.

Page F-22 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

2.19. Pension Costs and Employee Benefits

Contributions are made to the Hungarian and Romanian pension, health and unemployment schemes at the statutory rates in force during the year, based on gross salary payments. The cost of social security payments is charged to the income statement in the same period when the related salary cost incurred. The Group has no obligation for pension or other post employment benefits beyond the government programs.

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A provision is recognized for the amount expected to be paid under short-term cash bonuses or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

2.20. Share Capital and Share Based Compensation

Incremental costs directly attributable to issue of ordinary shares and share options are recognized as a deduction from equity.

When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity until cancelled.

HTCC had three equity compensation plans: the stock option plan that was adopted by the Board of Directors in April 1992 (the “2002 Plan”); the Non-Employee Director Stock Option Plan (the “Directors’ Plan”) which was established by the Board of Directors in 1997; and the 2004 Long-Term Incentive Plan (the “2004 Plan”) which was approved by the stockholders in 2004. In 2007 the Group established that such stock option awards are cash-settled awards and as such are recorded among other non-current liabilities (assets) in the consolidated balance sheet and revalued to fair value at each period end. Compensation expense relating to stock option grants and the mark to market revaluation of outstanding stock options is recorded in operating expense.

When Invitel Holdings took over as the parent company of the Group from HTCC, the outstanding equity commitments under the existing HTCC Option Plans were assumed by Invitel Holdings and set out in Invitel Holdings’ Articles of Association. The warrants from that time on are governed by the Articles of Association of Invitel Holdings and relate to the shares of Invitel Holdings.

2.21. Financial Income and Expenses

Financial income includes dividend income, foreign exchange gains, interest income on funds invested and gains resulting from the changes in the fair values of derivative financial instruments. Interest income is recognized in the consolidated income statement as it accrues, taking into account the effective yield on the asset. Dividend income is recognized in the income statement on the date that the Group’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Financial expenses are comprised of interest expense on borrowings, foreign exchange losses, losses resulting from the changes in the fair values of derivative financial instruments and impairment losses on financial investments.

Page F-23 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

Beginning January 1, 2009, interest expense on borrowings directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognized in the consolidated income statement in the period in which they incur.

2.22. Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made in respect of operating leases are charged to the consolidated income statement on a straight-line basis over the lease term and included in operating expenses.

The Group leases certain property, plant and equipment. Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the lesee’s commencement at the lower of the fair value of the leased property and the present value of future minimum lease payments. Lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding lease liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

2.23. Current and deferred income taxes

Income tax expense is comprised of current and deferred taxes. Income tax expense is recognized in the consolidated income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income.

Current tax is the expected tax payable on taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date in the countries where the Group’s enterprises operate and generate income and any adjustment to tax payable in respect of previous years. Management periodically evaluates positions taken in tax returns with respect to situations in which the applicable tax regulations are subject to interpretations. It establishes provisions where amounts are expected to be paid to the tax authorities. These provisions are classified as other payables in the consolidated balance sheet.

Deferred tax is provided for using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using the appropriate tax rate enacted or substantively enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention or permissibility by tax authority to settle balances on a net basis.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Page F-24 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

2.24. Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the chief executive officer.

The Group has four operating segments that are identified in the accounting policy relating to revenue (see accounting policy note 2.17 on revenue recognition).

Allocation of revenues and cost of sales and other segment information into operating segments is based on management information collected in the information systems.

2.25. Critical accounting estimates and judgements

The management of the Group makes estimates and assumptions concerning the future. The estimates and assumptions that have a significant risk of affecting the carrying amounts of assets and liabilities in the consolidated financial statements are described below.

2.25.1. Deferred tax assets

The Group recognizes deferred tax assets in its consolidated balance sheet relating to tax loss carry forwards in Hungary. The recognition of such deferred tax assets is subject to the utilization of tax loss carry forwards. The utilization of tax loss carry forwards is not subject to statutory limitations in Hungary, however, is dependent on the amount of future Hungarian taxable income of the Group companies. The Group has recognized deferred tax assets relating to tax loss carry forwards based on estimated future taxable income according to approved business plans. If the future taxable income were to significantly differ from the amounts that were estimated, such differences could impact the amount of deferred tax assets and income tax expense of the Group.

2.25.2. Impairment provision for doubtful accounts

The Group maintains an impairment provision for doubtful accounts for estimated losses resulting from customers’ or carriers’ failure to make payments on amounts due. These estimates are based on a number of factors including: 1) historical experience; 2) aging of trade accounts receivable; 3) amounts disputed and the nature of the dispute; 4) bankruptcy; 5) general economic, industry or business information; and 6) specific information that we obtain on the financial condition and current credit-worthiness of customers or carriers. The estimates used in evaluating the adequacy of the impairment provision for doubtful accounts receivable are based on the aging of the accounts receivable balances and historical write-off experience, customer credit-worthiness, payment defaults and changes in customer payment terms. The accounting estimate related to the impairment provision for doubtful accounts receivable is a critical accounting estimate since it involves assumptions about future customer behavior and the resulting future cash collections.

Page F-25 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

2.25.3. Depreciation and amortization

Property, plant and equipment and intangible assets are recorded at cost and are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the useful lives of assets is based on historical experience with similar assets as well as any anticipated technology evolution and changes in broad economic or industry factors. The appropriateness of the estimated useful lives is reviewed annually. The accounting estimate related to the determination of the useful lives of assets is a critical accounting estimate since it involves assumptions about technology evolutions in an innovative industry. Further, due to the significant weight of long-lived assets in the asset base, the impact of any changes in these assumptions could be material to the consolidated financial statements.

2.25.4. Impairment of property, plant and equipment, intangible assets, goodwill and assets held-for-sale

The Group tests annually whether property, plant and equipment, intangible assets and goodwill have suffered any impairment in accordance with the accounting policy stated in note 2.12. The recoverable amounts of cash generating units have been determined based on value-in-use and evaluations, which consider a number of factors, including, future cash flows, technological obsolescence and discontinuation of services and other market evidence. A change of 1 percent in the discount factor would cause an additional impairment in the Mass Market Voice In-Concession cash generating unit of approximately EUR 11 million. The recoverable amounts of assets and liabilities held-for-sale are based on other market evidence including multiples implied by comparable companies. The classification of the International Business as held-for-sale and discontinued operations was based on management’s conclusion that the sale is highly probable as of December 31, 2009. Management’s conclusion was based on facts known as of December 31, 2009 and through the issuance date of these consolidated financial statements.

2.25.5. Fair value of derivative financial instruments

Derivative financial instruments are not traded on active markets, thus, the fair value of such instruments is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are based on market conditions at each balance sheet date. A sensitivity analysis of derivative financial instruments is included in note 20.

Page F-26 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

3. Acquisitions

On March 5, 2008 Invitel Zrt acquired 95.7% of the outstanding equity in Austrian-based Memorex Telex Communication AG (“Memorex”). The original purchase consideration for Memorex was EUR 30.1 million plus the assumption of debt and transaction costs and other directly related expenses. From the preliminary purchase price EUR 17.9 million was paid in cash and the remaining EUR 12.2 million was paid into escrow.

Invitel Zrt and the selling shareholders of Memorex entered into an Escrow Agreement to set aside a portion of the purchase price cash consideration to cover any breach of the selling shareholders’ warranties or covenants and to cover any indemnity claims that Invitel Zrt might have against the selling shareholders under the purchase agreement. The Escrow Agreement governed the terms and conditions under which the Escrow Amount is released to the selling shareholders of Memorex. Following negotiations, a Settlement Agreement was reached with the selling shareholders pursuant to which the Escrow Agent was directed to return EUR 11.2 million to Invitel Zrt and the remaining EUR 0.9 million was paid out to the selling shareholders in 2008.

On August 28, 2008 Invitel Zrt acquired the remaining 4.3% of Memorex from the minority shareholders, which resulted in 100% ownership of the equity in Memorex. The final purchase price for the Memorex minority interest was EUR 1.9 million.

The Group refinanced a significant portion of Memorex’s debt at closing. The acquisition of Memorex and the refinancing of the Memorex debt were funded with a subordinated bridge loan facility, which was paid off as part of a refinancing completed on March 4, 2009.

The following represents the allocation of the purchase price paid for Memorex based on the estimated fair values and carrying values of the acquired assets and liabilities assumed:

	Fair value	Carrying Value
	At 5 March 2008
	(in thousands of EUR)
Current assets	16,589	17,002
Property, plant and equipment	86,374	114,477
Intangible assets	41,147	31,093
Current and non-current liabilities, net	(46,262)	(73,703)
Long term debt assumed	(75,862)	(75,861)

Net assets acquired	21,986	13,008

Cash paid to shareholders	18,803
Cash paid for minority equity stake	802
Transaction costs and other directly related expenses	2,381

Total purchase price	21,986

Acquired current assets of Memorex contained EUR 3,636 thousand of cash and cash equivalents.

Page F-27 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

The following table presents the fair values of major components of the intangible assets acquired:

At 5 March
2008
(in thousands of EUR)
Concession rights and licences	166
Customer relationships	13,479
Trademark	95
Property rigths	19,331
Software	118
Vodafone contract	7,958

Total Intangible Assets	41,147

A severance provision of EUR 1,263 thousand was recorded in restructuring expenses relating to the planned reorganization of Memorex after the acquisition. The reorganizatioin mostly related to the former senior management of Memorex. All severance was paid as of December 31, 2008.

The closing of the acquisition of Memorex took place on March 5, 2008 and the results of Memorex are included in these consolidated financial statements from that date. The following table presents unaudited condensed consolidated financial information, on a pro-forma basis, as though the acquisition of Memorex had occurred at the beginning of the year:

For the year ended 31 December
2008
(unaudited)
(in thousands of EUR)
Revenue	386,647
Income from operations	60,793
Foreign exchange gains (losses), net	(17,531)
Interest expense	(62,782)
Net income (loss)	(25,637)

During December of 2009, the Board of Directors and management of the Group announced that they were commited to a plan to sell Invitel International AG and its subisidiares along with Invitel International Kft, Invitel-AT GmbH and Euroweb Romania (the “International Business”) in 2010. As such, the International Business has been reclassified to assets held for sale as of December 18, 2009 (see note 4 for further discussion).

Page F-28 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

4. Assets Classified as Held-for-Sale and Discontinued Operations

The assets and liabilities related to the International Business of the Group have been presented as held-for-sale and a disposal group following the approval of the plan by the Group’s Board of Directors on December 18, 2009 to sell the International Business. The International Business was previously included in the wholesale reportable segment of the Group and is considered a major line of business.

On May 18, 2010 Invitel Holdings signed a sale and purchase agreement with Türk Telekomünikasyon A.Ş. (“Türk Telekom”) regarding the acquisition by Türk Telekom of its International Business, comprising the entire issued share capital of Invitel International AG and its subsidiaries, AT-Invitel GmbH, Invitel International Kft and Euroweb Romania.

The following table presents cash flows of discontinued operations:

	For the year ended 31 December
	2009	2008
	(in thousands of EUR)
Operating cash flows	37,802	17,826
Investing cash flows	(21,116)	(54,354)
Financing cash flows	(7,946)	41,687

Total Cash Flows from Discontinued Operations	8,740	5,159

The following summarizes the results of discontinued operations:

	For the year ended 31 December
	2009	2008
	(in thousands of EUR)
Revenue	117,468	113,579
Expenses	(91,149)	(103,627)

Profit before tax of discontinued operations	26,319	9,952
Income tax (expense) / benefit	(2,430)	(4,336)

Income / (Loss) from Discontinued Operations	23,889	5,616

The following table presents the assets of disposal group classified for as held-for-sale:

At 31 December
2009
(in thousands of EUR)
Property, plant and equipment	139,622
Intangible assets	56,618
Cash and cash equivalents	15,397
Trade and other receivables	25,087
Other assets	5,208

Total Assets of Disposal Group Classified as Held-For-Sale	241,932

Page F-29 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

The following table presents the liabilities of disposal group classified for as held-for-sale:

At 31 December
2009
(in thousands of EUR)
Borrowings	18,748
Other non-current liabilities	8,783
Trade and other payables	24,579
Deferred income	28,207
Other current liabilities	12,656

Total Liabilities of Disposal Group Classified as Held-For-Sale	92,973

4.1. Borrowings of the disposal group

Yapi Loan

The Yapi Loan is a bank loan with a current variable interest rate that is adjusted quarterly and presently equal to EURIBOR plus 2.0%. The current interest rate is 3.08%. The lender may unilaterally alter or increase the rate of interest as permitted by applicable law. The Yapi Loan amortizes monthly and matures, with the principal to be repaid in full, in November 2013. The lender may, in at discretion, require early repayment upon three days written notice. Invitel International Turkey may prepay the loan in whole or in part on three days written notice. The Yapi Loan is collateralized by certain of Invitel International Turkey’s trade receivables and guaranteed by Invitel International AG. The Yapi Loan also contains certain covenants including a change of control provision triggered by a change in the ownership of the International Business.

1st Preps Loan

The 1st Preps Loan is an un-collateralized subordinated loan from a syndicated group of lenders. Invitel International AG has to make an annual interest payment at the rate of 0.75% per annum and a quarterly interest payment at the rate of 6.8% per annum. The 1st Preps Loan matures, with the principal to be repaid in full, in August 2012. The creditor or Invitel International AG may require early termination of the loan upon “important reasons”. “Important reasons” that would enable the creditor to terminate the loan agreement and require early repayment include, but are not limited to, certain events such as the liquidation of Invitel International AG, the institution of insolvency proceedings or a change-in-control of Invitel International AG under certain circumstances. If the loan is terminated prior to maturity, Invitel International AG would owe, in addition to the unpaid principal and accrued interest, the “residual term interest” consisting of the interest that would have been payable up to the original maturity date of the loan. Invitel International AG would receive a credit against such “residual interest” for the hypothetical amount which the loan principal would earn if it was reinvested in bonds issued by the Republic of Austria with a residual term equal to the time remaining to the original maturity date of the loan. The 1st Preps Loan also contains certain covenants including changing the ownership of the International Business.

Page F-30 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

2nd Preps Loan

The 2nd Preps Loan is an un-collateralized subordinated loan from a syndicated group of lenders. Invitel International AG has to make an annual interest payment at the rate of 1.0% per annum and a quarterly interest payment at the rate of 6.9% per annum. The 2nd Preps Loan matures, with the principal to be repaid in full, in December 2012. The creditor or Invitel International AG may require early termination of the loan upon “important reasons”. “Important reasons” that would enable the creditor to terminate the loan agreement and require early repayment include, but are not limited to, certain events such as the liquidation of Invitel International AG, the institution of insolvency proceedings or a change-in-control of Invitel International AG under certain circumstances. If the loan is terminated prior to maturity, Invitel International AG would owe, in addition to the unpaid principal and accrued interest, the “residual term interest” consisting of the interest that would have been payable up to the original maturity date of the loan. Invitel International AG would receive a credit against such “residual interest” for the hypothetical amount which the loan principal would earn if it was reinvested in bonds issued by the Republic of Austria with a residual term equal to the time remaining to the original maturity date of the loan. The 2nd Preps Loan also contains certain covenants including changing the ownership of the International Business.

4.2. Contingent liabilities of the disposal group

Employment Litigation

In June 2009, a former employee of Invitel International AG (“Employment Plaintiff”) initiated legal proceedings against Invitel International AG seeking EUR 363,000 plus VAT and 4% accrued interest since 2001. Employment Plaintiff claims that he entered into an agreement in 2001 with Invitel International AG to receive EUR 363,000 plus VAT for his services. Employment Plaintiff entered into a written waiver agreement in 2003 with Invitel International AG to waive the payment of such amounts. Employment Plaintiff is now claiming that he entered into the waiver agreement under false pretences. Invitel International AG has denied the claim and asserts that the legal time to pursue such claim has expired. The legal proceedings are ongoing and the next court hearing is scheduled for September 2010. Invitel International AG has not accrued any amount as a legal provision. While the timing and outcome of the legal proceedings cannot be ascertained with any certainty, the International Business believes that it will not incur any obligations as a result of these legal proceedings.

Consulting Litigation

An individual (“Consulting Plaintiff”) initiated legal proceedings in 2006 in Austria against Invitel International AG seeking approximately EUR 1.6 million in fees, plus 9.47% interest per annum accruing from January 1, 2006, from a consulting agreement entered into in 2000. Invitel International AG has accrued a EUR 2,332 thousand and EUR 2,071 thousand provision in connection with this matter at December 31, 2009 and 2008, respectively. In March 2010, the Austrian court ruled in favor of the Consulting Plaintiff. Invitel Zrt provided a loan to Invitel International AG in the amount of EUR 2.3 million which was used to pay the amounts due to the Consulting Plaintiff in March 2010.

Page F-31 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

Maintenance Contract Litigation

Invitel International AG entered into a maintenance contract in 2000 with a third party and this contract was suspended in 2001. A former executive officer of Invitel International AG (“Maintenance Plaintiff”) acquired the third party’s rights under such maintenance contract and is claiming that the suspension of the maintenance contract was supposed to be temporary and the economic reasons for such suspension no longer exist. Therefore, Maintenance Plaintiff initiated litigation seeking approximately EUR 33 thousand. Invitel International AG contends that the maintenance contract was indefinitely suspended, and, therefore, effectively terminated. The court ruled in Invitel International AG’s favor and dismissed the litigation. In May 2008 Maintenance Plaintiff filed a legal action to reopen those proceedings. In September 2008 the Maintenance Plaintiff initiated additional legal proceedings seeking an additional EUR 41 thousand under the maintenance contract. This second case was suspended pending the outcome of the legal proceedings to reopen the initial legal case. In November 2009 Maintenance Plaintiff initiated a third set of legal proceedings related to the maintenance contract seeking an additional EUR 41 thousand. On the first court hearing in May 2010, this third case was suspended pending the outcome of the legal proceedings to reopen the initial legal case. On 21 April 2010, the former executive filed another claim against Invitel International AG demanding payment in the amount of EUR 41 thousand. The facts and legal background are identical to the previous claims, but differ in the affected time period. The total amount that Maintenance Plaintiff could seek damages for is approximately EUR 463 thousand. Invitel International AG has not accrued any amount as a legal provision. While the timing and outcome of the various legal proceedings cannot be ascertained with any certainty, the International Business believes that it will not incur obligations as a result of these legal proceedings.

Austrian Criminal Investigation

The Austrian tax authorities notified Invitel International AG that the Austrian prosecutor was investigating criminal activity by certain third parties and by the prior management of Invitel International AG (prior to acquisition by the Parent Company). Under Austrian law, companies can be liable for the criminal acts of its management, which can lead to a fine with no maximum limit. Invitel International AG had a meeting with the state prosecutor currently responsible for the case. He informally stated that he does not intend to initiate criminal investigations against Invitel International AG, and only intends to do so against the former managers. Invitel International AG committed to provide all support to the state prosecutor in relation to the ongoing criminal investigation. Since then, Invitel International AG conducted detailed background searches, provided support for the investigation and submitted three criminal fact reports (“Sachverhaltsdarstellungen”) to the state prosecutor. Therefore, the International Business has not accrued any amount as a legal provision.

Invitel Turkey Legal Case

On March 10, 2008, Invitel International Turkey damaged the fiber cables of Turkish Telecommunication A.S. while conducting routine excavation. Turkish Telecommunication A.S. initiated a lawsuit against Invitel International Turkey for recovery of damages in the amount of TL 1,017,729 (approximately EUR 422 thousand). In the course of the litigation, the court ordered several expert reports for the calculation of losses, and in accordance with these expert reports, on January 13, 2010, the court rendered its decision wherein it only partially accepted the amount requested by Turkish Telecommunication A.S., instead declaring that TL 2,611 (approximately EUR 6 thousand) shall be paid by Invitel International Turkey. The detailed judgment has been issued and served on the parties. Turkish Telecommunication A.S. appealed the decision and Invitel International Turkey was served the appeal petition on March 29, 2010. The petition states that Turkish Telecommunication A.S.’s loss is TL 1,013,702 as the interruption in business was twenty minutes rather than one second on the grounds that manually protected lines and non-protected does not repair themselves automatically. Invitel International AG has not accrued any amount as a legal provision.

Page F-32 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

Consultant Litigation

On January 30, 2009, Invitel Zrt and Invitel International AG initiated legal proceedings against (i) Invitel International AG’s former auditor regarding several issues arising from services provided and (ii) Invitel International AG’s former tax advisers for negligent conduct in carrying out their mandate towards Invitel International AG. On March 13, 2009, Invitel International AG received responses to the claim from opposing counsel, according to which the opponent objects to the allegations from Invitel International AG and denies any liability in this matter. The first court hearing in this matter was held on November 5, 2009. Invitel International AG initiated settlement negotiations with the opponent. On April 7, 2010, a court settlement was reached between the parties, whereby the opponent paid to Invitel International AG EUR 322 thousand and waived invoices in the amount of EUR 103 thousand. The parties agreed that neither of them has any further claim against the opposing party in connection with the subject matter of the litigation.

Potential Board Litigation

A former supervisory board member of Invitel International AG is claiming compensation of approximately EUR 387 thousand in connection with a 2005 consulting agreement. Invitel International AG has rejected the claim and believes that the former supervisory board member may be liable for damages relating to such consulting agreement. While Invitel International AG believes that it will prevail in this matter, Invitel International AG has accrued a EUR 387 thousand provision in connection with this matter as at December 31, 2009 and 2008. While the initiation, timing and outcome of any negotiations or legal proceedings cannot be ascertained with any certainty, the International Business believes that the amount provided for will be sufficient to cover amounts payable by Invitel International AG in connection with this matter.

Additional Potential Board Litigation

Invitel International AG entered into a 2008 agreement with a former board member to terminate his employment. The termination agreement provided for a series of payments by Invitel International AG. Invitel International AG had withheld approximately EUR 110 thousand. Invitel International AG’s asserts that the former board member failed to perform his obligations under the termination agreement and has demanded that the former board member repay to Invitel International AG all amounts paid by Invitel International AG to the former board member to date and additional damage amounts. The former board member has threatened to initiate legal proceedings to collect the remaining unpaid amount (approximately EUR 110 thousand) under the consulting agreement. The International Business has not accrued any amount as a legal provision. While the initiation, timing and outcome of any negotiations or legal proceedings cannot be ascertained with any certainty, the International Business believes that it will not incur any obligations in connection with this matter.

4.3. Uncertain tax positions of the disposal group

Austrian Capital Contribution Tax Litigation

In 2004, the capital of Invitel International AG was increased to EUR 36.4 million. The Austrian tax authority assessed capital contribution tax amounting to EUR 360 thousand. Invitel International AG issued an appeal with the tax authority that was not accepted. Subsequently, Invitel International AG has issued a second appeal and made adjustments to its appeals. The tax authority has not yet issued an assessment concerning the second appeal. EUR 360 thousand is provided for in Invitel International AG for the resolution on this matter.

Page F-33 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

Austria Tax Litigation

Invitel International AG filed two appeals with the Austrian Administrative Court challenging decisions of the Austrian Appellate Tax Court pursuant to which Austrian stamp duties in the amount of approximately EUR 230 thousand were levied upon Invitel International AG in connection with certain agreements for the use of Invitel International AG’s network by third parties. Invitel International AG’s position is that such agreements should not be treated as lease agreements subject to stamp duties. Invitel International AG has already paid the stamp duties subject to these two legal proceedings. In addition to seeking a refund of such payments, Invitel International AG is seeking to overturn the potential precedent setting nature of the application of such stamp duties. For the first appeal (amounting to EUR 105,000) the Austrian Administrative Court rendered its decision on 11 March 2010, in which it ruled in favor of Invitel AG and repealed the decision of the Austrian Appellate Tax Court. The stamp duty proceedings will now be continued on the level of the inferior Austrian tax authority. In its ruling, the Austrian Administrative Court noted that the contract under review includes an agreement for the lease of premises in which telecom equipment has been installed. According to the Austrian Administrative Court, such lease agreement may be subject to a stamp duty and, thus, the Austrian Administrative Court instructed the tax authorities to proceed with the original proceedings and establish whether a stamp duty should be paid with respect to the leased premises. Consequently, there is a risk that the tax authorities may apply a stamp duty with respect to the leased premises. For the second appeal (amounting to EUR 126 thousand) the Austrian Administrative Court rendered its decision on March 11, 2010, according to which decision the IRU contract is to be regarded as a stamp-dutiable lease agreement. The judgment of the Austrian Administrative Court is final and binding and may not be appealed. The negative decision rendered against Invitel International AG by the Austrian Administrative Court may adversely affect all other IRU contracts concluded in Austria by Invitel International AG with suppliers, as these contracts will then be subject to stamp duty.

Turkey Stamp Tax

A framework agreement (“Agreement”) has been signed between a customer and Invitel International Turkey in 2007. No value has been specified on the contract and the value in the purchase orders can be considered as the contract value. Stamp tax may be payable under the Agreement, which however, requires the customer to pay any applicable stamp tax. Although the Agreement stipulates that the customer shall pay any stamp tax which may be payable with respect to the Agreement, under applicable Turkish law, the Turkish tax authorities could hold Invitel International Turkey and the customer jointly liable for any stamp tax under the Agreement if such taxes were not paid by the customer. In case the respective stamp tax was not paid by the customer and the Turkish tax authorities would claim payment of the stamp duty, Invitel International Turkey can seek compensation from the customer based on the terms of the Agreement.

4.4. Commitments of the disposal group

Governmental performance guarantees

Yapi Kredi Bank issued a number of letters of guarantee at the instruction of Invitel International Turkey in favor of several governmental authorities. Upon a draw-down of any of these letters of guarantee by any beneficiary, Invitel International Turkey will be required to indemnify Yapi Kredi Bank up to the amount, which equals to the amount of the respective letter of guarantee drawn-down.

Page F-34 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

Vodafone performance guarantee

Invitel International AG provided Vodafone with a letter of comfort dated August 28, 2007, guaranteeing Invitel International Turkey’s performance under the Vodafone contract until the earlier of the fulfillment of Invitel International Turkey’s obligations there under by Invitel International Turkey itself or by Invitel International AG. The letter of comfort is governed by Turkish law and is subject to the exclusive jurisdiction of the Istanbul Central Courts and Execution Offices, as in the Vodafone contract.

4.5. Finance leases of the disposal group

Raiffeisen Leases

Invitel International AG has three leases with Raiffeisen-IMPULS-Delta Mobilienleasing GmbH (“Raiffeisen”) pursuant to which Invitel International AG leases network equipment. The first lease dated March 1, 2005 provided for monthly lease payments of EUR 7 thousand with acquisition costs of EUR 516 thousand. The second lease dated March 1, 2005 provided for monthly lease payments of EUR 27 thousand with acquisition costs of EUR 1.9 million. The third lease dated August 1, 2005 provided for monthly lease payments of EUR 79 thousand with acquisition costs of EUR 5.7 million. In February 2010, Invitel International AG prepaid the leasing fees for the remaining period of the lease and purchased all the equipment of the three finance leases for EUR 546 thousand and the leases were terminated.

Deutsche Leasing AG Lease

In 2006 Invitel International AG entered into a finance lease agreement with Deutsche Leasing AG which provided for annual payments of EUR 502 thousand for equipment with a value of EUR 3.1 million. In February 2010, Invitel International AG terminated and prepaid the remaining leasing fees for the lease agreement and purchased the equipment for a total of EUR 643 thousand.

Miller Leasing Leases

In 2007 Invitel International AG entered into finance lease agreements with Miller Leasing Miete GmbH which provided for monthly payments of EUR 85 thousand for installation materials and equipment with a value of EUR 3.7 million. In March 2010, Invitel International AG terminated and prepaid the leasing fees for the agreements and purchased the equipment for a total of EUR 1,208 thousand.

Key Equipment Leases

In 2005 Invitel International AG entered into a finance lease agreement with Key Equipment Finance International, Inc. which provided for annual payments of EUR 577 thousand for equipment with a value of EUR 2.7 million. The lease expired in November 2009.

Page F-35 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

CHG-Meridian Leases

Invitel International AG entered into a master lease agreement dated as of October 28, 2005 with CHG-MERIDIAN Computer Leasing Austria GmbH (“CHG-MERIDIAN”) pursuant to which Invitel International AG lease technical equipment from CHG-MERIDIAN pursuant to separate lease certificates dated December 1, 2005 and July 1, 2006. The lease certificates provide for minimum rental periods of 48 months each. In November 2009, Invitel International AG terminated all the leases. Invitel International AG paid EUR 1.7 million to CHG-MERIDIAN to reimburse CHG-MERIDIAN for lost VAT deductions in September 2007. The payments were conditioned on the obligation for CHG-MERIDIAN to return any portion of such payments if the tax authorities refunded any portion of the EUR 1.7 million to CHG-MERIDIAN. The tax authority did reimburse CHG-MERIDIAN in the amount of EUR 1.7 million and Invitel International AG has requested a reimbursement of such funds. CHG-MERIDIAN and Invitel International AG have agreed to a set-off of the VAT refund and the financial lease liability. The formal agreement has been signed by the end of March 2010, and respective payments received by Invitel International AG in April 2010.

5. Revenue

	For the year ended 31 December
	2009	2008
	(in thousands of EUR)
Mass Market Voice	77,045	107,626
Mass Market Internet	32,868	37,574
Business	79,003	94,862
Wholesale	21,074	25,875

Total Revenue	209,990	265,937

6. Cost of Sales

	For the year ended 31 December
	2009	2008
	(in thousands of EUR)
Sales commissions	(2,391)	(2,482)
Interconnect expenses	(19,143)	(36,137)
Access type charges	(11,131)	(16,070)
Other cost of sales	(5,963)	(3,854)
Network operating expenses	(19,620)	(19,923)
Direct personnel expenses	(10,904)	(12,415)

Total Cost of Sales, Exclusive of Depreciation	(69,152)	(90,881)

Network operating expenses include the maintenance costs of the telecommunication infrastructure of the Group and its network related license and rental fees. Such license and rental fees amounted to EUR 3,507 thousand and EUR 5,456 thousand for the years ended December 31, 2009 and 2008.

Page F-36 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

7. Operating Expenses

	For the year ended 31 December
	2009	2008
	(in thousands of EUR)
Indirect personnel expenses	(17,166)	(21,014)
Headcount-related costs	(8,941)	(10,466)
Advertising and marketing costs	(2,804)	(4,751)
IT costs	(4,905)	(7,650)
Local operating and other taxes	(2,111)	(1,473)
Bad debt expense	(1,779)	(1,614)
Collection costs	(641)	(2,059)
Legal and audit fees	(86)	(111)
Consultant expenses	(3,788)	(5,272)
Management fee	(132)	(79)
Other cost, net	(1,661)	(3,824)

	(44,014)	(58,313)
Less: Capitalised costs	3,797	3,977

Total Operating Expenses	(40,217)	(54,336)

Consultant expenses for the year ended December 31, 2009 include legal costs incurred in relation to the municipality tax case amounting to EUR 508 thousand and expenses relating to the redomiciliation of the Group in the amount of EUR 1,505 thousand.

Consultant expenses for the year ended December 31, 2008 include one-off expenses relating to the redomiciliation of the Group in the amount of EUR 1,324 thousand and due diligence expenses related to the acquisition of Memorex in the amount of EUR 3,809 thousand.

Management fees relate to costs charged by the trustees to the Group.

Other cost, net for the year ended December 31, 2009 include compliance expenses relating to the Group’s US listing amounting to EUR 927 thousand as well as other project related costs of EUR 1,158 thousand and an expense relating to the mark-to-market revaluation of warrants in the amount of EUR 20 thousand.

Other cost, net for the year ended December 31, 2008 include compliance expenses relating to the Group’s US listing in the amount of EUR 1,670 thousand, expenses relating to ongoing projects of EUR 4,830 thousand and a gain on the mark-to-market revaluation of warrants in the amount of EUR 2,697 thousand.

Capitalized costs include labor and overhead expenses associated with the project of the construction of property, plant and equipment of the Group.

Page F-37 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

8. Indirect Personnel Expenses

	For the year ended 31 December
	2009	2008
	(in thousands of EUR)
Salaries	(9,527)	(11,214)
Social security and other contributions	(3,164)	(4,012)
Personnel related expenses	(3,166)	(3,607)
Bonuses and charges	(1,309)	(2,181)

Total Indirect Personnel Expenses	(17,166)	(21,014)

The number of employees of continued operations of the Group was 1,142 and 1,236 as of December 31, 2009 and 2008, respectively.

Indirect personnel related expenses include expatriate cost of EUR 1,495 thousand and EUR 1,429 thousand for the years ended December 31, 2009 and 2008.

9. Depreciation, Amortization and Impairment

	For the year ended 31 December
	2009	2008
	(in thousands of EUR)
Amortization	(19,038)	(20,938)
Depreciation	(41,679)	(48,812)
Impairment loss	(39,368)	(6,344)

Total Depreciation, Amortization and Impairment	(100,085)	(76,094)

The impairment loss of EUR 39,368 thousand for the year ended December 31, 2009 is mainly related to the impairment of goodwill of the Mass Market Voice In-Concession segment in the amount of EUR 19,523 thousand and the impairment of other long-lived assets related to the Mass Market Voice In-Concession segment in the amount of EUR 18,406 thousand using a value-in-use recoverable amount.

Also, the Group accounted for impairment in relation to the following items: EUR 926 thousand related to the impairment of real estates that were sold during the year, EUR 153 thousand related to impairments of public pay phones and EUR 360 thousand is for various small other projects.

The impairment charge arose in the Mass Market Voice In-Concession segment as Invitel Zrt’s market share in Hungary has continued to decline in terms of both the number of customer telephone lines and total voice traffic. The impairment was also the result of the change in the discount rate from 10% to 12.8% to be consistent with the market and the rate of return expected by management. No other impairments in the remaining cash generating units were noted for the year ended December 31, 2009.

The impairment loss of EUR 6,344 thousand for the year ended December 31, 2008 mainly related to the impairment of a billing system as a result of the project being discountinued in the amount of EUR 5,331 thousand and the impairment of network buildings in the amount of EUR 796 thousand.

Page F-38 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

10. Cost of Restructuring

	For the year ended 31 December
	2009	2008
	(in thousands of EUR)
Severance	(1,931)	(3,802)
Cost of reorganization	(647)	(4,402)

Total Cost of Restructuring	(2,578)	(8,204)

Severance expenses for the year ended December 31, 2009 mainly related to headcount reductions in Invitel Zrt. The cost of reorganization for the year ended December 31, 2009 mainly related to the cost of site migrations and billing system consolidations at Invitel Zrt.

The cost of reorganization for the year ended December 31, 2008 represents reorganization and restructuring expenses mainly related to the integration after the Hungarotel and Pantel merger into Invitel Zrt. Severance expenses for the year ended December 31, 2008 related to the termination of employees in Invitel Zrt and ITC.

11. Financial Income and Expenses

	For the year ended 31 December
	2009	2008
	(in thousands of EUR)
Interest income	942	916
Fair value change of puttable shares	2,762	5,584
Fair value change of derivative financial instruments	892	17,434

Financial Income	4,596	23,934

Related party interest expense	(12,566)	—
Third party interest expense	(54,277)	(67,332)
Amortization of bond discount	(1,060)	(428)
Amortization of deferred borrowing costs	(3,512)	(4,791)
Other interest expense	(633)	(6,468)

Interest expense	(72,048)	(79,019)

Net foreign exchange gain (loss)	(15,183)	(14,206)
Fair value change of derivative financial instruments	(18,294)	(16,249)
Other financial expense	(106)	(1)

Financial Expense	(105,631)	(109,475)

All interest income in 2009 relates to cash and cash equivalents.

The unrealized loss on the fair value change of derivative financial instruments amounted to EUR 5,542 thousand for the year ended December 31, 2009 and the unrealized gain on the fair value change of derivative financial instruments amounted to EUR 17,372 thousand for the year ended December 31, 2008.

Page F-39 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

12. Intangible Assets, net

Movements in intangible assets of the Group were as follows:

	Concession Rights and Licenses	Software	Property Rights	Goodwill	Other	Total Intangible Assets
	( in thousands of EUR )
Cost at 1 January 2008	5,531	17,020	63,040	55,549	72,475	213,615
Acquisition of subsidiaries	166	118	19,247	106	21,513	41,150
Additions during the year	—	5,330	8,723	—	6,849	20,902
Reclassification	1	174	(1,715)	—	1,787	247
Disposals during the year	—	(4)	(5,338)	—	—	(5,342)
Effect of exchange rates	(193)	(993)	(3,039)	1,294	(3,613)	(6,544)

Cost at 31 December 2008	5,505	21,645	80,918	56,949	99,011	264,028

Accumulated amortization at 1 January 2008	(2,871)	(5,920)	(9,188)	—	(3,181)	(21,160)
Amortization charge for the year	(915)	(4,912)	(8,385)	—	(10,945)	(25,157)
Impairment for the year	—	—	(427)	—	—	(427)
Disposals during the year	—	2	940	—	—	942
Reclassification	—	438	2,119	—	(1,551)	1,006
Effect of exchange rates	162	486	722	—	666	2,036

Accumulated depreciation at 31 December 2008	(3,624)	(9,906)	(14,219)	—	(15,011)	(42,760)

Carrying value at 1 January 2008	2,660	11,100	53,852	55,549	69,294	192,455

Carrying value at 31 December 2008	1,881	11,739	66,699	56,949	84,000	221,268

Cost at 1 January 2009	5,505	21,645	80,918	56,949	99,011	264,028
Additions during the year	—	4,878	2,985	—	4,001	11,864
Disposals during the year	—	(1,126)	(1,701)	—	—	(2,827)
Effect of exchange rates	(120)	(366)	(1,012)	(2,936)	(1,417)	(5,851)
Netting of IRU contracts	—	—	(5,373)	—	—	(5,373)
Reclassified as asset held-for-sale	(179)	(780)	(24,167)	(8,281)	(29,099)	(62,506)

Cost at 31 December 2009	5,206	24,251	51,650	45,732	72,496	199,335

Accumulated amortization at 1 January 2009	(3,624)	(9,906)	(14,219)	—	(15,011)	(42,760)
Amortization charge for the year	(822)	(6,652)	(5,558)	—	(9,676)	(22,708)
Impairment for the year	(32)	(447)	(1,157)	(19,523)	(2,207)	(23,366)
Disposals during the year	—	1,121	684	—	—	1,805
Effect of exchange rates	52	31	122	—	11	216
Netting of IRU contracts	—	—	1,252	—	—	1,252
Reclassified as asset held-for-sale	50	472	1,782	—	3,584	5,888

Accumulated amortization at 31 December 2009	(4,376)	(15,381)	(17,094)	(19,523)	(23,299)	(79,673)

Carrying value at 1 January 2009	1,881	11,739	66,699	56,949	84,000	221,268

Carrying value at 31 December 2009	830	8,870	34,556	26,209	49,197	119,662

Concession rights and licenses as of December 31, 2009 include the value of the Hungarotel concession contract in the amount of EUR 1,659 thousand. The remaining useful life of concession rights as of December 31, 2009 is one year.

Other intangible assets mainly include capitalized customer acquisition costs (mainly sales commissions), the value of customer relationships and trademarks. The net book value of capitalized subscriber acquisition costs which are internally generated amounts to EUR 3,478 thousand and EUR 11,744 thousand as of December 31, 2009 and 2008, respectively. The net book value of customer relationships amounts to EUR 28,333 thousand and EUR 53,773 thousand as of December 31, 2009 and 2008, respectively. The net book value of indefinite-life trademarks amounts to EUR 17,386 thousand and EUR 18,483 thousand as of December 31, 2009 and 2008, respectively.

Page F-40 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

Goodwill relates to acquisitions undertaken by the Group. Goodwill by cash generating units as of December 31, 2009, December 31, 2008 and January 1, 2008 are as follows:

	At 31 December	At 31 December	At 1 January
	2009	2008	2008
	(in thousands of EUR)
Mass Market Voice In-Concession	—	20,584	20,265
Mass Market Voice Out-of-Concession	1,250	1,318	1,297
Mass Market Internet	9,599	10,121	9,455
Business Voice In-Concession	4,273	4,505	4,434
Business Voice Out-of-Concession	1,416	1,493	1,469
Business Data	4,487	4,731	4,656
Business Internet	3,592	3,787	3,728
Domestic Wholesale	1,592	2,129	1,652
International Wholesale	—	8,281	8,593

Total Goodwill	26,209	56,949	55,549

The Group performed the annual goodwill impairment test according to its accounting policy for the years ended December 31, 2009 and accounted for goodwill impairment in the amount of EUR 19,523 thousand relating to the Mass Market Voice In-Concession segment. The key assumptions used for the value-in-use calculation in 2009 and 2008 for all cash generating units are as follows:

	2009	2008
Growth rate	0.0%	1.0%
Discount rate	12.8%	10.0%

Page F-41 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

13. Property, Plant and Equipment, net

Movements in property, plant and equipment of the Group were as follows:

	Land and Buildings	Network and Equipment	Other	Capital Work In Progress	Total Property, Plant and Equipment
	( in thousands of EUR )
Cost at 1 January 2008	6,434	576,798	12,208	22,890	618,330
Additions during the year	—	—	—	73,054	73,054
Acquisition of subsidiaries	4,555	70,620	937	10,263	86,375
Reclassification	1,046	(1,852)	1	—	(805)
Transfers from capital WIP	1,426	79,025	3,013	(83,464)	—
Disposals during the year	(1,153)	(4,595)	(1,060)	(5,332)	(12,140)
Effect of exchange rates	(374)	(27,882)	(632)	(294)	(29,182)

Cost at 31 December 2008	11,934	692,114	14,467	17,117	735,632

Accumulated depreciation at 1 January 2008	(801)	(140,301)	(6,112)	—	(147,214)
Depreciation charge for the year	(659)	(52,352)	(3,068)	—	(56,079)
Impairment for the year	(5)	(1,007)	(1)	(5,332)	(6,345)
Reclassification	(459)	892	(881)	—	(448)
Disposals during the year	282	3,288	829	5,332	9,731
Effect of exchange rates	(174)	9,146	432	—	9,404

Accumulated depreciation at 31 December 2008	(1,816)	(180,334)	(8,801)	—	(190,951)

Carrying value at 1 January 2008	5,633	436,497	6,096	22,890	471,116

Carrying value at 31 December 2008	10,118	511,780	5,666	17,117	544,681

Cost at 1 January 2009	11,934	692,114	14,467	17,117	735,632
Additions during the year	—	—	—	40,691	40,691
Transfers from capital WIP	1,387	46,155	3,706	(51,248)	—
Disposals during the year	(1,116)	(6,107)	(1,849)	(135)	(9,207)
Effect of exchange rates	(166)	(12,105)	(245)	(404)	(12,920)
Fair value adjustments	4	68	1	—	73
Reclassified as asset held-for-sale	(5,741)	(149,138)	(2,246)	(4,391)	(161,516)

Cost at 31 December 2009	6,302	570,987	13,834	1,630	592,753

Accumulated depreciation at 1 January 2009	(1,816)	(180,334)	(8,801)	—	(190,951)
Depreciation charge for the year	(733)	(47,181)	(3,160)	—	(51,074)
Impairment for the year	(455)	(15,259)	(173)	(128)	(16,015)
Disposals during the year	598	2,278	1,715	128	4,719
Effect of exchange rates	30	2,585	160	—	2,775
Fair value adjustments	—	—	—	—	—
Reclassified as asset held-for-sale	629	20,622	643	—	21,894

Accumulated depreciation at 31 December 2009	(1,747)	(217,289)	(9,616)	—	(228,652)

Carrying value at 1 January 2009	10,118	511,780	5,666	17,117	544,681

Carrying value at 31 December 2009	4,555	353,698	4,218	1,630	364,101

Network and equipment includes all tangible assets associated with the telecommunication network and related equipment. Network and equipment include cost of EUR 3,124 thousand and EUR 27,538 thousand and accumulated depreciation of EUR 61 thousand and EUR 12,990 thousand as of December 31, 2009 and 2008, respectively, when the Group is the lessee under a finance lease.

Other assets include other non-telecom equipment, fixtures and fittings, vehicles and computers.

Capital work in progress includes property, plant and equipment in the course of construction. After completion, such assets are put into operation (capitalized) and are transferred to the appropriate fixed asset categories. No depreciation is charged on capital work in progress.

The Group expenses low value assets upon acquisition. The low value assets recorded in depreciation and amortization expense was EUR 2 thousand and EUR 6 thousand for the years ended December 31, 2009 and 2008.

Page F-42 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

14. Cash and Cash Equivalents

	At 31 December	At 31 December	At 1 January
	2009	2008	2008
	(in thousand of EUR)
Cash on hand and in banks	9,482	10,972	7,474
Cash deposits	40,609	17,626	6,763

Total Cash and Cash Equivalents	50,091	28,598	14,237

Out of the total of cash and cash equivalents of EUR 50,091 thousand as of December 31, 2009, the EUR denominated portion is EUR 32,735 thousand or 65%, the USD denominated portion is EUR 234 thousand or 0.9%, the HUF denominated portion is EUR 17,056 thousand or 34% and the DKK denominated portion is EUR 66 thousand or 0.1%.

Out of the total of cash and cash equivalents of EUR 28,598 thousand as of December 31, 2008, the EUR denominated portion is EUR 10,189 thousand or 35%, the HUF denominated portion is EUR 17,854 thousand or 63%, the USD denominated portion is EUR 98 thousand or 1%, the RON denominated portion is EUR 457 thousand or 1%.

Out of the total of cash and cash equivalents of EUR 14,237 thousand as of January 1, 2008, the EUR denominated portion is EUR 3,427 thousand or 24%, the HUF denominated portion is EUR 10,548 thousand or 73%, the USD denominated portion is EUR 40 thousand or 1%, the RON denominated portion is EUR 222 thousand or 2%.

The effective interest rate for cash and cash equivalents was 3.9% and 7.72% for the years ended December 31, 2009 and 2008.

15. Trade and Other Receivables, net

	At 31 December	At 31 December	At 1 January
	2009	2008	2008
	(in thousands of EUR)
Trade accounts receivable	26,222	55,941	67,982
Impairment provision	(6,635)	(11,584)	(12,014)
Receivables from related parties	391	173	207
Other receivables	3,048	11,911	2,202

Total Trade and Other Receivables	23,026	56,441	58,377

Receivables from related parties as of December 31, 2009 mainly related to receivables from Mid Europa in the amount of EUR 290 thousand. Receivables from related parties as of December 31, 2008 and 2007 include receivables from TDC.

Other receivables as of December 31, 2009 and 2008 and January 1, 2008 mainly include corporate tax and VAT receivables. The decrease in other receivables as of December 31, 2009 compared to December 31, 2008 is due to receivables classified as held-for-sale.

Page F-43 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

The carrying amounts of trade and other receivables of the Group are denominated in the following currencies:

	At 31 December 2009	At 31 December 2008	At 1 January 2008
	(in thousands of EUR)
Currency
in HUF	20,626	34,660	40,680
in EUR	2,400	14,115	17,018
in Other currencies	—	7,666	679

Total Trade and Other Receivables	23,026	56,441	58,377

The aging analysis of trade receivables of the Group are as follows:

	At 31 December 2009	At 31 December 2008	At 1 January 2008
	(in thousands of EUR)
Not past due	8,856	22,669	34,792
past due by less than 30 days	7,127	14,559	11,192
past due by 30-90 days	2,477	6,915	2,613
past due by 91-180 days	1,455	2,208	1,399
past due by 181-360 days	1,557	2,500	8,915
past due by over 360 days	4,750	7,090	9,071

Total Trade Accounts Receivable	26,222	55,941	67,982

Movements in the impairment provision of the Group are as follows:

	2009	2008	2007
	(in thousands of EUR)
Opening at 1 January	(11,584)	(12,014)	(4,245)
Addition due to acquisition of enterprises	—	(3,724)	(10,645)
Provision for receivables impairment	(2,504)	(501)	(3,462)
Receivables written off as uncollectible	6,144	4,229	5,525
Effect of exchange rates	280	426	813
Reclassified as asset held-for-sale	1,029	—	—

Closing at 31 December	(6,635)	(11,584)	(12,014)

Movements in the impairment provision are included as bad debt expense within operating expenses. The creation and release of provision for impaired receivables are included in bad debt expense in the consolidated income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

Page F-44 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

16. Other Current Assets

	At 31 December 2009	At 31 December 2008	At 1 January 2008
	(in thousands of EUR)
Inventories	1,436	2,336	2,107
Prepayments and accrued income	650	2,530	2,960

Total Other Current Assets	2,086	4,866	5,067

17. Share Based Compensation

HTCC had three equity compensation plans: the stock option plan that was adopted by the Board of Directors in April 1992 (the “2002 Plan”); the Non-Employee Director Stock Option Plan (the “Directors’ Plan”) which was established by the Board of Directors in 1997; and the 2004 Long-Term Incentive Plan (the “2004 Plan”) which was approved by the stockholders in 2004.

Upon the approval of the 2004 Plan, no more options were issued from either the 2002 Plan or the Directors’ Plan. The 2004 Plan authorized 1,000,000 shares of common stock for awards. In addition to such 1,000,000 shares, the 2004 Plan includes any shares of common stock that remained available for issuance under the 2002 Plan and the Directors’ Plan as of the date the 2004 Plan was approved. As of the adoption of the 2004 Plan, 424,410 shares of common stock which were then available for issuance under the 2002 Plan were rolled over and available for issuance under the 2004 Plan and 88,716 shares of common stock, which were then available for issuance under the Directors’ Plan, were rolled over and available for issuance under the 2004 Plan. In addition, any shares of common stock subject to awards outstanding under the 2002 Plan or the Directors’ Plan at the time of the adoption of the 2004 Plan which subsequently lapse, expire or otherwise terminate without the issuance of such shares of common stock are also available for awards under the 2004 Plan.

Stock options from the 2004 Plan may be either incentive stock options or options not intended to qualify as incentive stock options. The term of an option cannot exceed ten years from the date of grant. All options must have an exercise price that is not less than the fair market value of a share of common stock on the date of grant. Stock options are fully vested when granted. Upon exercise of an option, the participant may pay the option price in cash, by delivering shares of common stock or by having the Company withhold shares otherwise deliverable to the participant upon exercise (“net exercise”). An option may also be exercised through a ”cashless exercise” procedure involving a broker or dealer that affords the employees the opportunity to sell immediately some or all of the shares underlying the exercised portion of the option in order to generate sufficient cash to pay the option price and/or to satisfy witholding tax obligations related to the option. In the event such option price is paid in whole or in part with shares, the portion of the option price so paid shall be equal to the value, as of the date of the exercise of the option, of such shares. The value of such shares shall be equal to the number of such shares multiplied by the fair market value of such shares on the trading day coincident with the date of exercise of such option (or immediately preceeding trading day of the date of the exercise is not a trading day). Due to these provisions, these awards were classified as cash-settled awards as of December 31, 2009, December 31, 2008 and January 1, 2008.

Page F-45 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

When Invitel Holdings took over as the parent company of the Group from HTCC in February 2009, the outstanding equity commitments under the existing HTCC Option Plans were assumed by Invitel Holdings and set out in Invitel Holdings’s Articles of Association. The options from that time on are governed by the Articles of Association of Invitel Holdings.

As of December 31, 2009, there were outstanding warrants to purchase 80,000 shares issued from the 2002 Plan; outstanding warrants to purchase 80,000 shares issued from the Directors’ Plan; and outstanding warrants to purchase 430,000 shares under the 2004 Plan. Upon the approval of the 2004 Plan, no more options were issued from either the 2002 Plan or the Directors’ Plan.

There are sufficient shares reserved for issue upon exercise of the outstanding warrants.

The Group calculates the fair value of outstanding warrants by using the Black-Scholes model.

The following is a summary of warrants, which were granted, exercised or have expired for the years ended December 31, 2009 and 2008:

	Outstanding Warrants	Weighted Average Exercise Price
		(in EUR)
At 1 January 2008	570,000	7.31

Granted	20,000	12.16
Exercised	(15,000)	4.63
Cancelled	—	—

At 31 December 2008	575,000	7.55

Warrants transferred from HTCC	575,000	—
Granted	20,000	5.35
Exercised	—	—
Expired	(5,000)	4.17

At 31 December 2009	590,000	7.35

The following table summarizes information about shares subject to outstanding warrants as of December 31, 2009, which were issued to current or former employees, or directors pursuant to Invitel Holdings plan:

At 31 December 2009
Warrants Outstanding			Warrants Exercisable
Number Outstanding	Range of Exercise Price	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Number Exercisable	Weighted Average Exercise Price
	(in EUR)	(in EUR)			(in EUR)
40,000	3.28-3.28	3.28	2.00	40,000	3.28
60,000	4.01-4.51	4.28	1.42	60,000	4.28
220,000	5.18-6.52	6.17	4.22	220,000	6.17
175,000	7.56-9.03	8.86	4.82	175,000	8.86
75,000	10.17-10.87	10.66	6.27	75,000	10.66
20,000	11.90-11.90	11.90	8.00	20,000	11.90

590,000	3.28-11.90	7.35	4.37	590,000	7.35

Page F-46 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

The following table summarizes information about shares subject to outstanding warrants as of December 31, 2008, which were issued to current or former employees, or directors pursuant to Invitel Holdings plan:

At 31 December 2008
Stock Options Outstanding			Stock Options Exercisable
Number Outstanding	Range of Exercise Price	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Number Exercisable	Weighted Average Exercise Price
	(in EUR)	(in EUR)			(in EUR)
40,000	3.35	3.35	3.00	40,000	3.35
65,000	4.10-4.81	4.36	2.26	65,000	4.36
200,000	5.29-6.66	6.39	4.80	200,000	6.39
175,000	7.73-9.23	9.06	5.82	175,000	9.06
75,000	10.39-11.09	10.90	7.27	75,000	10.90
20,000	12.16-12.16	12.16	9.00	20,000	12.16

575,000	3.35-12.16	7.55	5.17	575,000	7.55

For the year ended December 31, 2009 and 2008, a compensation expense was recorded in the amount of EUR 111 thousand and EUR 234 thousand, respectively, related to stock options granted.

For the year ended December 31, 2009 and 2008, a fair value benefit was recorded in operating expenses relating to the mark to market revaluation of outstanding stock options in the amount of EUR 20 thousand and EUR 2,456 thousand, respectively.

The assumptions in determining the fair value of the awards include:

	For the year ended 31 December
	2009	2008
Dividend yield	0.0%	0.0%
Risk free rate	2.9%	1.5%
Expected option / warrant life (years)	4.3	5.2
Volatility	147.3%	52.6%

18. Equity and Earnings per Share

The nominal share capital of Invitel Holdings as of December 31, 2009 was EUR 167,115.89. The share capital is divided into 16,711,589 shares with a par value of EUR 0.01 each.

In connection with the reorganization of the Group, TDC converted their 30,000 preferred stock in HTCC to 300,000 ordinary shares of Invitel Holdings.

The balance of capital reserve as of December 31, 2009 includes the amounts transferred from HTCC to the Company on February 26, 2009, the date of the merger of HTCC into the Company. There are no restrictions for distribution regarding these amounts.

The balance of cumulative translation reserve comprises all foreign exchange differences arising from the translation into EUR of the financial statements of foreign operations whose functional currency is not EUR.

As of December 31, 2009 minority interest related to the 0.02% investments held in Invitel Zrt by local municipalities and the 0.04% investments held in Euroweb Romania by individuals.

Page F-47 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

Basic earnings per share is calculated by dividing the net result / (loss) attributable to equity holders less preferred stock dividends by the weighted average number of ordinary shares during the year.

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.

	For the year ended 31 December
	2009	2008
	(in thousands of EUR)
Income / (loss) for the year attributable to equity holders of the parent	(90,448)	(47,255)
Preferred stock dividends	—	(72)

Net result / (loss) attributable to common stockholders	(90,448)	(47,327)

Determination of shares:
Weighted average common shares outstanding - basic	16,681,349	16,422,390
Assumed conversion of warrants and cumulative convertible preferred stock	5,797	488,072

Weighted average common shares outstanding - diluted	16,687,146	16,910,462

19. Borrowings

	At 31 December 2009	At 31 December 2008	At 1 January 2008
	(in thousands of EUR)
Current Portion of Borrowings
Amended senior facilities agreement
denominated in HUF	—	4,252	4,012
denominated in EUR	—	33,566	21,274
Yapi loan	—	9,672	—
Deferred borrowing costs	—	(1,861)	(2,139)

Total Current Portion of Borrowings	—	45,629	23,147

Non-Current Borrowings
Amended senior facilities agreement
denominated in HUF	—	6,909	11,664
denominated in EUR	—	38,288	61,854
Related party subordinated loan	288,530	—	—
2004 Notes	—	141,156	140,922
2006 PIK Notes	22,981	159,070	139,373
2007 Notes	125,675	200,000	200,000
2009 Notes	340,721	—	—
Bridge loan	—	100,000	—
Preps loan	—	11,000	—
Deferred borrowing costs	(15,433)	(9,276)	(10,102)

Total Non-Current Borrowings	762,474	647,147	543,711

Page F-48 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

During 2009 the Group undertook three refinancings on March 4, on November 2, 2009 and on December 16, 2009. The details of such refinancings are described below. The net costs and expenses related to such refinancings are detailed in the following table:

Refinancing cost
2009 March	13,192
2009 November	1,966
2009 December	6,622

Total loss on extinguishment of debt	21,780

2009 March Refinancing

On March 4, 2009 the Group completed a refinancing which included (i) an amendment to the existing Senior Facilities Agreement to increase the amount of credit available under such agreement, and (ii) entering into two additional loan agreements, the Subordinated Loan Agreement and the TDC PIK Loan, the proceeds of which were used for the repayment of the funds borrowed under, and termination of, the Bridge Loan Agreement (the “2009 March Refinancing”).

The funds borrowed under the 2009 March Refinancing comprise (i) a EUR 165.0 million term and revolving facility (the “Amended Senior Facilities Agreement”) with Invitel Zrt as borrower, and Matel and certain of its subsidiaries as guarantors, (ii) a EUR 32.0 million subordinated term loan with Matel as borrower (the “Subordinated Term Loan”) and (iii) a EUR 34.1 million subordinated PIK loan from one of TDC’s affiliates to Matel (the “TDC PIK Loan” and, together with the Amended Senior Facilities Agreement and the Subordinated Term Loan, the “2009 Amended Facilities”).

A loss on extinguishment of debt of EUR 13,192 thousand was recorded in connection with the 2009 March Refinancing relating to the loss from the write down of deferred borrowing costs of EUR 3,624 thousand and other transaction costs in the amount of EUR 9,568 thousand.

The 2009 November Refinancing

On November 2, 2009 a series of transactions were completed, which resulted in a change in the Group’s ownership structure and a deleveraging of cash-pay debt. On November 2, 2009 Mid Europa, concurrently with becoming the controlling shareholder of the Group, purchased all of TDC’s rights and obligations under the EUR 34.1 million TDC PIK Loan and amended and restated it to increase the loan by EUR 91.4 million, on terms substantially similar to the existing loan to EUR 133.9 million including accrued interest provided by Mid Europa to Matel (“Advance 1”). Part of the funds under Advance 1 were used by Matel to purchase EUR 74.3 million or 37.2% of the 2007 Notes and EUR 10.7 million or 7.5%, of the 2004 Notes and to repay EUR 10.7 million out of the outstanding amount of the Subordinated Term Loan. The 2007 Notes and the 2004 Notes purchased by Matel were subsequently cancelled.

In connection with the 2009 November Refinancing a loss on extinguishment of debt was recorded in the amount of EUR 1,966 thousand, comprising of a gain of EUR 747 thousand and EUR 11,892 thousand which was recognized on the repurchase of the 2004 Notes and the 2007 Notes, respectively, offset by a loss relating to the write off of deferred borrowing costs of EUR 2,455 thousand and other transaction costs of EUR 12,150 thousand.

Page F-49 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

In connection with the 2009 November Refinancing, Hungarian Telecom Finance International Limited (“HTFI”), a company controlled by Mid Europa also purchased approximately EUR 154.6 million or 87% of the outstanding aggregate principal amount of the 2006 PIK Notes issued by Holdco I. B.V. in a tender offer (the “2006 PIK Notes Tender Offer”). Concurrently with the consummation of the 2006 PIK Notes Tender Offer, holders of the 2006 PIK Notes consented to eliminate substantially all of the covenants and related events of default under the indenture governing the 2006 PIK Notes.

The 2009 December Refinancing

On December 16, 2009 the Group completed a refinancing which included the issuance of Senior Secured Bonds in the notional amount of EUR 345 million due 2016 (the “2009 Notes”), the proceeds of which were used for the (i) repayment of the Amended Senior Facilities Agreement, (ii) repayment of the remaining balance of the Subordinated Term Loan, (iii) repayment of the remaining outstanding balance of the 2004 Notes. The intercreditor deed of the Group was amended and restated to take into account the impact of the 2009 December Refinancing (the “The Intercreditor Agreement”).

A loss on extinguishment of debt of EUR 6,622 thousand was recorded in connection with the 2009 December Refinancing relating to the loss on the write down of deferred borrowing costs of EUR 1,711 thousand and other transactions costs of EUR 4,911 thousand.

Concurrently with the 2009 December Refinancing, all of the 2006 PIK Notes held by HTFI were converted into as a new loan by Mid Europa to Holdco I. B.V. (“Advance 2”). Advance 1 and Advance 2 were granted as a Related Party Subordinated Loan between Mid Europa and Holdco I. B.V. (the “The Related Party Subordinated Loan”). The Related Party Subordinated Loan is non-cash pay and has a 15 year maturity.

The 2006 PIK Notes

On October 30, 2006, Invitel Holdings N.V., the former owner of Matel Holdings, issued the 2006 PIK Notes pursuant to an Indenture, dated as of October 30, 2006 (the “2006 PIK Notes Indenture”). Upon the closing of the sale of Matel Holdings to Hungarian Telephone and Cable Corp. (”HTCC”) on April 27, 2007, HTCC entered into a supplemental indenture with Invitel Holdings and the 2006 PIK Notes Indenture trustee. Pursuant to such supplemental indenture, Holdco I. B.V., a 100% subsidiary of HTCC replaced Invitel Holdings as the issuer of the 2006 PIK Notes and assumed all of the rights and obligations of the issuer under the 2006 PIK Notes Indenture.

Obligations under the 2006 PIK Notes are general unsubordinated obligations and are collateralized by a first priority lien over the shares of Matel Holdings and are effectively subordinated to all existing and future debt of the subsidiaries of the Group.

Interest on the 2006 PIK Notes is payable quarterly in cash or in the form of additional 2006 PIK Notes at an annual rate of EURIBOR plus 8.25%, reset quarterly, plus a ratchet margin. Interest on the PIK Notes is due on January 15, April 15, July 15 and October 15 of each year beginning on January 15, 2007. The ratchet margin was zero for the period up to but excluding October 15, 2009 and 2.00% if the consolidated leverage ratio of Matel is greater than 2.50 to 1.00 for any interest period beginning on or after October 15, 2009. The maturity date of the 2006 PIK Notes is April 15, 2013.

The Group has the option to redeem the 2006 PIK Notes, as a whole or in part, at any time or from time to time, at redemption prices specified in the 2006 PIK Notes Indenture. In the event of a change of control, an offer has to be made to purchase the 2006 PIK Notes at a purchase price equal to 101% of the principal amount thereof. The Group is also required to make an offer to purchase the 2006 PIK Notes with the excess proceeds following certain asset sales at a purchase price equal to 100% of the principal amount thereof.

Page F-50 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

In connection with the 2009 November Refinancing, Hungarian Telecom Finance International Limited (“HTFI”), a company controlled by Mid Europa purchased approximately EUR 154.6 million or 87% of the outstanding aggregate principal amount of the 2006 PIK Notes issued by Holdco I. B.V. in a tender offer (the “2006 PIK Notes Tender Offer”). Concurrently with the consummation of the 2006 PIK Notes Tender Offer, holders of the 2006 PIK Notes consented to eliminate substantially all of the covenants and related events of default under the indenture governing the 2006 PIK Notes.

The 2007 Notes

On April 27, 2007, Matel completed the issuance of the 2007 Notes. Net proceeds of EUR 189 million were received following the payment of financing costs associated with the issuance of the 2007 Notes in the amount of EUR 11 million, which costs were deferred and are amortized to interest expense using the effective interest method over the term of the 2007 Notes.

The 2007 Notes mature on February 1, 2013 and bear interest at a rate of EURIBOR plus 3.0% per annum, payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, beginning on August 1, 2007. The 2007 Notes are guaranteed on a subordinated basis by Invitel Zrt, ITC, Invitel International Kft, Euroweb Romania, Invitel International AG, Invitel International Turkey and Invitel International Holdings B.V. The 2007 Notes and subsidiary guarantees are collateralized by second-priority liens over certain inter-company funding loans and the capital stock of some of our subsidiaries.

Matel has the option to redeem the 2007 Notes, as a whole or in part, at any time or from time to time, at redemption prices specified in the 2007 Notes indenture (the “2007 Notes Indenture”). In the event of a change of control, Matel must make an offer to purchase the 2007 Notes at a purchase price equal to 101% of the principal amount thereof. Matel is also required to offer to purchase the 2007 Notes with the excess proceeds following certain asset sales at a purchase price equal to 100% of the principal amount thereof.

The 2007 Notes Indenture contains covenants restricting Matel’s ability to, among other things, (i) incur additional indebtedness or issue preferred shares, (ii) make investments and certain other restricted payments, (iii) issue or sell shares in subsidiaries, (iv) agree to restrictions on the payment of dividends by subsidiaries, (v) enter into transactions with affiliates, (vi) create certain liens, (vii) merge, consolidate or combine with other entities, (viii) layer debt, (ix) designate subsidiaries as unrestricted subsidiaries, (x) engage in unrelated business activities and (xi) impair any security interests. The 2007 Indenture also contains customary events of default, including non-payment of principal, interest, premium or other amounts, violation of covenants, bankruptcy events, cross-defaults, material judgments and invalidity of any guarantee, security document or security interest.

In November 2009 Matel redeemed and cancelled 37.2% of the 2007 Notes in the notional amount of EUR 74.3 million as part of the 2009 November Refinancing.

The 2009 Notes

On December 9, 2009 as part of the 2009 December Refinancing, Matel issued senior secured notes in the principal amount of EUR 345,000,000 (the “2009 Notes”). The 2009 Notes mature in 2016 and are subject to the indenture dated December 16, 2009 (the “2009 Notes Indenture”). The 2009 Notes are listed on the Luxembourg Stock Exchange, and are governed by New York law.

The proceeds from the issuance of the 2009 Notes were used to refinance certain indebtedness including redeeming the remaining of the 2004 Notes and to make a consent payment to the holders of the 2007 Notes who consented to certain proposed waivers and amendments to the 2007 Notes Indenture.

Page F-51 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

Interest on the 2009 Notes is payable semi-annually at an annual rate 9.50% on June 15 and December 15 of each year, beginning on June 15, 2010.

The 2009 Notes have been guaranteed, by some of Matel’s subsidiaries, by Invitel Zrt, ITC, Invitel International Kft, Euroweb Romania, Invitel International AG, Invitel International Turkey and Invitel International Holdings B.V. (collectively, the “subsidiary guarantors”), which guarantee ranks senior in right of payment to any existing and future guarantee of Matel and the subsidiary guarantors that is subordinated in right of payment to the 2009 Notes (including the 2007 Notes). The obligations of Matel and the subsidiary guarantors are collateralized by first priority liens over, inter alia, all shares or quotas (as applicable), bank accounts and assets of certain of our subsidiaries. Pursuant to the 2009 Notes Indenture, if the sale of Invitel International is not completed within 18 months following the issuance of the 2009 Notes, certain Invitel International companies also have to provide asset collateral (bank account pledges, a pledge over intra-group receivables and a pledge over all of its assets).

Prior to December 15, 2012, Matel has the option to redeem all or part of the 2009 Notes by paying a make-whole amount specified in the 2009 Notes Indenture and following such date at the redemption prices set forth under in the 2009 Notes Indenture.

In the event of a change of control at any time, Matel is required to offer to repurchase the 2009 Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of the purchase. Matel is also required to offer to purchase the 2009 Notes with the excess proceeds following certain asset sales at a purchase price equal to 100% of the principal amount thereof.

The 2009 Notes Indenture contains covenants restricting Matel’s ability to, among other things, (i) incur additional indebtedness or issue preferred shares, (ii) make investments and certain other restricted payments, (iii) issue or sell shares in certain restricted subsidiaries, (iv) agree to restrictions on the payment of dividends by subsidiaries, (v) enter into transactions with affiliates, (vi) create certain liens, (vii) transfer or sell assets, (viii) enter into sale and leaseback transactions, (ix) merge, consolidate, amalgamate or combine with other entities, (x) designate subsidiaries as unrestricted subsidiaries, (xi) de-list, (xii) impair any security interests and (xiii) engage in any business other than specifically enumerated activities.

The 2009 Notes Indenture also contains customary events of default, including non-payment of principal, interest, premium or other amounts, violation of covenants, failure to make required offers, certain cross-defaults, invalidity of any guarantee, material judgments, bankruptcy insolvency, receivership or reorganization events, and invalidity or unenforceability of any security document or security interest.

The Intercreditor Agreement

In order to reflect the new obligations under the 2009 Notes and establish the relative rights of certain creditors under Matel’s financing arrangements (including priority of claims and subordination) the existing Intercreditor Deed was amended (the “Intercreditor Agreement”). The Intercreditor Agreement was concluded with, among others, the security trustee, the trustee for the 2007 Notes, the trustee for the 2009 Notes and certain hedging counterparties. The Intercreditor Agreement provides that if there is an inconsistency between the provisions of the Intercreditor Agreement (regarding subordination, turnover, ranking and amendments only), and certain other documents, including the 2009 Notes Indenture governing the 2009 Notes, the Intercreditor Agreement will prevail.

Page F-52 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

The Related Party Subordinated Loan

In connection with the 2009 November Refinancing, Hungarian Telecom Finance International Limited (“HTFI”), a company controlled by Mid Europa purchased approximately EUR 154.6 million or 87% of the outstanding aggregate principal amount of the 2006 PIK Notes issued by Holdco I. B.V. in a tender offer (the “2006 PIK Notes Tender Offer”). Concurrently with the consummation of the 2006 PIK Notes Tender Offer, holders of the 2006 PIK Notes consented to eliminate substantially all of the covenants and related events of default under the indenture governing the 2006 PIK Notes.

Concurrently with the 2009 December Refinancing, all of the 2006 PIK Notes held by HTFI were converted into the second tranche of a new shareholder loan by Mid Europa to Holdco I. B.V. (“Advance 2”).

Advance 1 provided by Mid Europa to Matel and Advance 2 provided by Mid Europa to Holdco I. B.V., a subsidiary of the Group, were converted into a new subordinated shareholder loan (the “Related Party Subordinated Loan”) between Mid Europa and Holdco I. B.V. (the “Shareholder Debt Conversion”). The Related Party Subordinated Loan is non-cash pay and has a 15 year maturity. Following the Shareholder Debt Conversion, approximately EUR 288.5 million aggregate principal amount of the Related Party Subordinated Loan remained outstanding of the Group towards Mid Europa.

There are no financial debt covenants as a result of the 2009 December Refinancing.

The Group’s borrowings are payable as of December 31, 2009 as follows:

Borrowings
(in thousands of EUR)

Less than 1 year	—
Between 1 and 2 years	—
Between 2 and 5 years	148,656
After 5 years	629,251

777,907

Deferred borrowing costs	(15,433)

Total	762,474

Page F-53 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

20. Financial Instruments and Risk Management

Financial instruments carried on the consolidated balance sheet include cash and cash equivalents, trade and other receivables, other non-current financial assets and borrowings. The Group also has derivative financial instruments that reduce the exposure to fluctuations in foreign currency exchange and interest rates and manage credit risk.

The Group’s financial instruments by category are as follows as of December 31, 2009:

	Assets at fair value through the profit and loss	Loans and receivables	Available-for-sale	Total
	(in thousand of EUR)
At 31 December 2009
Assets as per consolidated balance sheet
Derivative financial instruments	13,387	—	—	13,387
Trade and other receivables	—	23,026	—	23,026
Other non-current financial assets	—	74	—	74
Cash and cash equivalents	—	50,091	—	50,091

Total	13,387	73,191	—	86,578

	Liabilities at fair value through the profit and loss	Other financial liabilities	Total
	(in thousand of EUR)
At 31 December 2009
Liabilities as per consolidated balance sheet
Borrowings	—	777,907	777,907
Puttable shares	2,825	—	2,825
Derivative financial instruments	25,860	—	25,860

Total	28,685	777,907	806,592

The Group’s financial instruments by category are as follows as of December 31, 2008:

	Assets at fair value through the profit and loss	Loans and receivables	Available-for-sale	Total
	(in thousand of EUR)
At 31 December 2008
Assets as per consolidated balance sheet
Derivative financial instruments	7,663	—	—	7,663
Trade and other receivables	—	56,441	—	56,441
Other non-current financial assets	—	1,102	—	1,102
Cash and cash equivalents	—	28,598	—	28,598

Total	7,663	86,141	—	93,804

	Liabilities at fair value through the profit and loss	Other financial liabilities	Total
	(in thousand of EUR)
At 31 December 2008
Liabilities as per consolidated balance sheet
Borrowings	—	703,913	703,913
Puttable shares	5,728	—	5,728
Derivative financial instruments	14,549	—	14,549

Total	20,277	703,913	724,190

Page F-54 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

The Group’s financial instruments by category are as follows as of January 1, 2008:

	Assets at fair value through the profit and loss	Loans and receivables	Available-for-sale	Total
	(in thousand of EUR)
1 January 2008
Assets as per consolidated balance sheet
Derivative financial instruments	118	—	—	118
Trade and other receivables	—	58,377	—	58,377
Other non-current financial assets	—	330	—	330
Cash and cash equivalents	—	14,237	—	14,237

Total	118	72,944	—	73,062

	Liabilities at fair value through the profit and loss	Other financial liabilities	Total
	(in thousand of EUR)
1 January 2008
Liabilities as per consolidated balance sheet
Borrowings	—	579,099	579,099
Puttable shares	11,312	—	11,312
Derivative financial instruments	24,544	—	24,544

Total	35,856	579,099	614,955

The Group’s activities expose it to a variety of financial risks: customer credit risk, liquidity risk, interest rate risk and foreign currency risk. The Group’s risk management program focuses on the unpredictability of the financial markets and seeks to minimize potential adverse effects of the Group’s financial performance. Risk management is carried out by the executive management team under the policies approved by the Board of Directors.

Customer credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The Group generally does not require collateral in respect of financial assets. The Group is not exposed to any significant concentration of credit risk as its customer base is widely spread.

Investments are allowed in EUR or HUF denominated securities, which are freely negotiable, marketable and (1) are rated at least AA by Standard & Poor’s Corporation or Aa2 by Moody’s Investor Services, Inc. or (2) are issued by the Republic of Hungary. Transactions involving derivative financial instruments are with counterparties with whom the Group has a signed netting agreement as well as high credit ratings. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations with respect to its derivative financial instruments.

The Group has made provisions of EUR 6,635 thousand and EUR 11,584 thousand for overdue receivables at December 31, 2009 and 2008. Besides the risk on receivables the maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the consolidated balance sheet. Due to the nature of the services provided by the Group there are no significant concentrations of credit risk. Management does not expect any losses from non-performance of the financial institutions.

Page F-55 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

Customer credit risk Hungary

Despite strong economic growth in prior years, the financial situation in Hungarian markets significantly deteriorated in 2008 and due to the global economic crisis also in 2009. Due to deteriorating economic conditions in Hungary against the background of a global financial and economic crisis a number of measures have been undertaken by the Hungarian government to support financial markets, including investing in domestic financial instruments and arranging for liquidity from the International Monetary Fund.

Liquidity risk

In accordance with the Treasury Policy of the Group as approved by the Board of Directors, a prudent liquidity management is maintained by means of holding sufficient amounts of cash that are available for making all operational and debt service related payments when those become due. Investments are only kept in highly liquid assets, which are readily convertible into cash.

The table below provides the information on the Group’s financial liabilities classified into relevant maturity groupings based on the remaining period to the contractual maturity date as at December 31, 2009, December 31, 2008 and January 1, 2008. The amounts disclosed in the table are contractual cash flows.

At 31 December 2009	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years
Borrowings and interest payments	37,453	37,453	264,365	3,873,880
Finance lease liabilities	33	109	185	2,903
Puttable shares	2,825	—	—	—
Derivative financial instruments	18,613	7,247	—	—
Trade and other payables	27,814	—	—	—

At 31 December 2008	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years
Borrowings and interest payments	166,713	65,621	723,270	—
Finance lease liabilities	5,714	3,589	—	—
Puttable shares	5,728	—	—	—
Derivative financial instruments	12,346	2,203	—	—
Trade and other payables	68,536	—	—	—

At 1 January 2008	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years
Borrowings and interest payments	61,759	62,710	281,525	487,281
Finance lease liabilities	203	119	—	—
Puttable shares	11,312	—	—	—
Derivative financial instruments	14,706	9,838	—	—
Trade and other payables	45,036	—	—	—

Interest rate risk

The Group’s investments in fixed-rate debt securities and its fixed-rate borrowings are exposed to a risk of change in their fair value due to changes in interest rates. The Group’s investments in variable-rate debt securities and its variable-rate borrowings are exposed to a risk of change in cash flows due to changes in interest rates.

Page F-56 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

The Group is exposed to interest rate risk since a portion of the interest of its borrowings is based on variable inter-bank rates. To reduce its interest rate cash flow risk the Group entered into interest rate swap agreements based on standard ISDA agreements in which the floating EURIBOR rates were swapped for fixed EUR rates. Under the terms of the interest rate swaps, the Group receives variable interest rate payments from the counterparty and makes fixed interest rate payments in the same currency, thereby creating the equivalent of fixed-rate debt.

Based on the existing hedging policy not less than 50 percent of the outstanding amount of the Secured Bank Facility Loan has to be hedged to cover interest rate risk, for the period of a minimum of two years.

Foreign currency risk

The majority of the Group’s recurring revenue is denominated in HUF, but its debt is 100% EUR denominated. To limit the impact of fluctuations between the HUF and the EUR, the Group has entered into currency swap agreements and foreign exchange forward agreements, to receive euro and pay Hungarian forint, thereby creating the equivalent of Hungarian forint debt obligations.

In addition, the Group uses cross-currency interest rate swaps to manage both the interest rate and the currency exposure inherent in foreign currency denominated debt instruments bearing variable interest. By entering into such transactions the Group receives variable interest payments in foreign currency and makes fixed interest payments in Hungarian forint, thereby creating the equivalent of fixed rate debt in the functional currency of the Hungarian subsidiaries. The cross currency interest rate swaps in effect are the same as the combination of interest rate swaps and foreign exchange forward contracts applied to the same underlying item.

Fair values

The carrying amounts of financial assets including cash and cash equivalents, trade and other receivables and trade and other payables reflect reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

The Group estimates the fair values of derivative financial instruments by using a model which discounts future contractual cash-flows determined based on market conditions (foreign exchange rates, yield curves in the functional currency and in the foreign currency) prevailing on the date of the valuation. The model is regularly tested against third party prices for reasonableness. The fair value represents the estimated amounts that the Group would pay or receive to terminate the contracts as of December 31, 2009 and 2008. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

The market value of the 2006 PIK Notes was 65% or EUR 15.4 million as of December 31, 2009. The market value of the 2007 Notes was 82% or EUR 103.1 million as of December 31, 2009, as quoted on the Luxembourg Stock Exchange. The market value of the 2009 Notes as of December 31, 2009 approximates fair value as the 2009 Notes were issued on December 19, 2009.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all quoted prices are available in active markets for identical assets or liabilities to fair value an instrument, the instrument is included in level 1. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Page F-57 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

The following table represents the Group’s assets and liabilities that are measured at fair value as of December 31, 2009, December 31, 2008 and January 1, 2008:

	Level 1	Level 2	Level 3	Total
	(in thousands of EUR)
At 31 December 2009
Assets as per consolidated balance sheet

Derivative financial instruments	—	13,387	—	13,387

Total Assets	—	13,387	—	13,387

At 31 December 2009
Liabilities as per consolidated balance sheet

Puttable shares	2,825	—	—	2,825
Derivative financial instruments	—	25,860	—	25,860

Total Liabilities	2,825	25,860	—	28,685

	Level 1	Level 2	Level 3	Total
	(in thousands of EUR)
At 31 December 2008
Assets as per consolidated balance sheet

Derivative financial instruments	—	7,663	—	7,663

Total Assets	—	7,663	—	7,663

At 31 December 2008
Liabilities as per consolidated balance sheet

Puttable shares	5,728	—	—	5,728
Derivative financial instruments	—	14,549	—	14,549

Total Liabilities	5,728	14,549	—	20,277

	Level 1	Level 2	Level 3	Total
	(in thousands of EUR)
At 1 January 2008
Assets as per consolidated balance sheet

Derivative financial instruments	—	118	—	118

Total Assets	—	118	—	118

At 1 January 2008
Liabilities as per consolidated balance sheet

Puttable shares	11,312	—	—	11,312
Derivative financial instruments	—	24,544	—	24,544

Total Liabilities	11,312	24,544	—	35,856

Page F-58 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

Reconciliation of derivative fair values

The tables below provide a reconciliation of the fair value of the derivative contracts outstanding at the reporting date to the consolidated balance sheet. As at the reporting date the fair value of derivatives were recognized in the consolidated balance sheet as derivative financial instruments among current assets or as other non-current asset or liability depending on the maturity of the contracts.

	At 31 December 2009
	Asset	Liability
	(in thousands of EUR)
Fair value of cross currency interest rate swaps - current	11,053	(11,967)
Fair value of cross currency interest rate swaps - non current	877	(7,247)
Fair value of foreign currency forward contracts - current	—	(3,450)
Fair value of foreign currency forward contracts - non current	350	—
Fair value of interest rate swap contracts - current	—	(3,196)
Fair value of interest rate swap contracts - non-current	1,107	—

	13,387	(25,860)

	At 31 December 2008
	Asset	Liability
	(in thousands of EUR)
Fair value of cross currency interest rate swaps - current	4,416	(12,346)
Fair value of cross currency interest rate swaps - non current	3,111	(2,203)
Fair value of foreign currency forward contracts - current	55	—
Fair value of interest rate swap contracts - current	81	—
Fair value of interest rate swap contracts - non-current	—	—

	7,663	(14,549)

	At 1 January 2008
	Asset	Liability
	(in thousands of EUR)
Fair value of cross currency interest rate swaps - current	—	(14,428)
Fair value of cross currency interest rate swaps - non current	—	(9,485)
Fair value of foreign currency forward contracts - current	118	(104)
Fair value of interest rate swap contracts - current	—	(174)
Fair value of interest rate swap contracts - non-current	—	(353)

	118	(24,544)

Page F-59 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

The fair value of current and non-current derivative financial instruments is presented in the consolidated balance sheet as of December 31, 2009, December 31, 2008 and January 1, 2008 as follows:

	At 31 December	At 31 December	At 1 January
	2009	2008	2008
	(in thousands of EUR)
Fair value of cross currency interest rate swaps - current	11,053	4,416	—
Fair value of fx forward contracts - current	—	55	118
Fair value of IRS contracts - current	—	81	—

Current Derivative Financial Instruments - Assets	11,053	4,552	118

	At 31 December	At 31 December	At 1 January
	2009	2008	2008
	(in thousands of EUR)
Fair value of cross currency interest rate swaps - current	(11,967)	(12,346)	(14,428)
Fair value of fx forward contracts - current	(3,450)	—	(104)
Fair value of IRS contracts - current	(3,196)	—	(174)

Current Derivative Financial Instruments - Liabilities	(18,613)	(12,346)	(14,706)

	At 31 December	At 31 December	At 1 January
	2009	2008	2008
	(in thousands of EUR)
Fair value of cross currency interest rate swaps - non-current	877	3,111	—
Fair value of fx forward contracts - non-current	350	—	—
Fair value of IRS contracts - non-current	1,107	—	—

Non - Current Derivative Financial Instruments - Assets	2,334	3,111	—

	At 31 December	At 31 December	At 1 January
	2009	2008	2008
	(in thousands of EUR)
Fair value of cross currency interest rate swaps - non-current	(7,247)	(2,203)	(9,485)
Fair value of IRS contracts - non-current	—	—	(353)

Non - Current Derivative Financial Instruments - Liabilities	(7,247)	(2,203)	(9,838)

The following table summarizes the notional amounts and respective fair values of our floating to fixed interest rate swaps, which mature at varying dates, as of December 31, 2009:

Asset (Liability)	Notional Amount	Fair Market Value	Maturity	Interest rate
	(in thousand of EUR)
Amended Senior Facilities Agreement	38,288	877	2011-06-30	9.379%
Amended Senior Facilities Agreement	(19,765)	(1,068)	2011-06-30	9.379%
2004 Notes	73,301	(4,180)	2012-08-17	5.900%
2004 Notes	(73,301)	1,574	2012-08-17	6.115%
2007 Notes	143,179	(7,831)	2012-08-03	5.900%
2007 Notes	(143,179)	3,344	2012-08-03	6.115%
2007 Notes	200,000	(1,581)	2012-11-05	2.330%
Bridge Loan Agreement	16,000	(77)	2011-12-31	2.100%
Bridge Loan Agreement	16,000	(71)	2011-12-31	2.080%
Amended Senior Facilities Agreement	42,010	(169)	2011-12-31	1.870%
Amended Senior Facilities Agreement	42,010	(191)	2011-12-31	1.915%

Total Interest Rate Swaps	334,543	(9,373)

Page F-60 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

In January and February of 2010, Invitel Zrt undertook an unwinding of its derivative financial instruments relating to various facilities and notes which have been previously redeemed or repurchased as well as a restructuring of existing forwards in order to match current debt service. A loss of EUR 1.7 million was realized on these transactions in the first quarter of 2010.

The following table shows the sensitivity of our debt instruments and the related hedge transactions to foreign currency exchange rate and interest rate changes as of December 31, 2009:

	1% p.a. increase in interest rates			10% increase in HUF/EUR fx rate
Instrument	Cash flow impact on debt service	Cash flow impact on underlying instrument	Net cash flow impact	Cash flow impact on debt service	Cash flow impact on underlying hedge	Net cash flow impact
	(in thousand of EUR)
2009 Notes	—	—	—	(3,287)	—	(3,287)
2007 Notes	(1,257)	2,000	743	(396)	396	—
2006 PIK Notes	(253)	—	(253)	(273)	—	(273)

Total	(1,510)	2,000	490	(3,956)	396	(3,560)

The above table shows the impact of a 1% increase in interest rates (e.g. BUBOR and EURIBOR) and a 10% increase in the EUR/HUF exchange rate on debt service related cash flow due in the next 12 months until December 31, 2010. In late April 2009 the Group entered into several interest rate swap agreements with BNP Paribas and Calyon pursuant to which some of the floating rate EUR interest payment obligations were swapped for fixed rate EUR interest payment obligations. The Group expects that the impact of the interest rate swaps will be cash neutral in the near term. Therefore, the exposure to interest rate risk has been limited.

21. Other Non-Current Liabilities

	At 31 December	At 31 December	At 1 January
	2009	2008	2008
	(in thousands of EUR)
Deferred income	6,563	27,124	12,716
Puttable shares	2,825	5,728	11,312
Financial lease liabilities	3,197	3,589	119
Other non-current liabilities	2,613	6,980	4,135

Total Other Non-Current Liabilities	15,198	43,421	28,282

Deferred income includes the long-term part of deferred income related to IRU contracts. The decrease in deferred income as of December 31, 2009 compared to 2008 is due to the reclassification of IRU deferred income of the International Business to liabilities held-for-sale.

Other non-current liabilities as of December 31, 2009 include the fair value of warrants granted under Invitel Holdings’ share based compensation plans in the amount of EUR 1,536 thousand (see note 17).

Page F-61 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

Other non-current liabilities as of December 31, 2008 include the non-current portion of advance payments from Vodafone relating to a construction project in Turkey in the amount of EUR 5,202 thousand, which is classified as liabilities held-for-sale as of December 31, 2009.

In connection with the Invitel Acquisition by HTCC in 2007, HTCC issued 938,550 shares fully vested on the acquisition date to certain members of the Group’s management team (each a “Manager“) in payment for some of their shares in Matel, which was succeeded to Invitel Holdings. The fully vested shares were subject to certain transfer restrictions. The Managers were also given the right, under certain circumstances, to require the Company to purchase all or part of those shares (i.e., a “put” right) at a specified price. If at any time after 30 days following the acquisition date, a Manager’s employment is terminated without cause or by the Manager for good reason or due to the Manager’s death or disability, the Manager or (or the Manager‘s estate) is entitled to require the Company to purchase all or part of the shares the Manager acquired in connection with the Invitel Acquisition at a per share price equal to the “fair market value” of such shares on the date of such termination. In addition, the Manager also received unlimited “piggyback” registration rights in any public offering of the Company's equity securities for the Company’s account or for the account of any holders of such securities with registration rights. The redemption of the shares is not within the control of the Company. As not all ordinary shareholders have the same put rights, these puttable shares are classified as other non-current liabilities in the consolidated balance sheet. The fair value of the puttable shares was determined based on the trading prices of the Company’s shares as of December 31, 2009, December 31, 2008 and January 1, 2009.

22. Provisions for Other Liabilities and Charges

	At 31 December	At 31 December	At 1 January
	2009	2008	2008
	(in thousands of EUR)

Provision for restructuring	425	2,287	2,177
Provision for legal cases	—	6,486	11
Other provisions	164	501	822

Total Provisions for Other Liabilities and Charges	589	9,274	3,010

The provision for restructuring as of December 31, 2009 relates to the remaining balance of provisions made in prior years for the estimated costs relating to the reorganization of certain operations of the Group.

The provision for restructuring as of December 31, 2008 relates to the estimated costs relating to the reorganization of operations of Memorex after its acquisition by the Group.

The provision for legal cases as of December 31, 2008 relates to provisions recorded for Invitel International AG’s legal cases. These legal cases are expected to be closed during the next two years and have been classified as liabilities held-for-sale as of December 31, 2009. See note 4 for further discussion.

The amount of provisions made approximates the expected outflows of economic benefits.

Page F-62 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

Movements in the balance of provisions were as follows:

At 1 January 2008	3,010
Acquisition of subsidiaries	9,467
Additional provisions	3,526
Used during the year	(6,577)
Exchange differences	(152)

At 31 December 2008	9,274

At 1 January 2009	9,274
Additional provisions	604
Used during the year	(6,381)
Reclassified to liabilities held-for-sale	(2,832)
Exchange differences	(76)

At 31 December 2009	589

23. Trade and Other Payables

	At 31 December	At 31 December	At 1 January
	2009	2008	2008
	(in thousands of EUR)
Trade payables	20,103	45,523	40,059
Payables to related parties	—	780	702
Other payables	7,711	22,233	4,275

Total Trade and Other Payables	27,814	68,536	45,036

Other payables as of December 31, 2009 mainly include personnel related and social security taxes, corporate income taxes and VAT payable in the amount of EUR 5,123 thousand a liability relating to the municipality tax legal case (see note 29) in the amount of EUR 1,554 thousand, payables to the minority shareholders of Memorex in the amount of EUR 1,001 thousand and a liability relating to finance leases in the amount of EUR 25 thousand.

Other payables as of December 31, 2008 mainly include a provision relating to the municipality tax legal case (see note 29) in the amount of EUR 7.8 million and Invitel International AG’s finance lease liabilities in the amount of EUR 5.4 million classified as liabilities held-for-sale as of December 31, 2009.

Page F-63 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

24. Accrued Expenses and Deferred Income

	At 31 December 2009	At 31 December 2008	At 1 January 2008
	(in thousands of EUR)

Accrued expenses	12,645	38,473	27,922
Accrued interest	7,653	13,992	12,306
Deferred income	2,122	9,845	5,618

Total Accrued Expenses and Deferred Income	22,420	62,310	45,846

Accrued expenses are mainly related to access type charges, tax related amounts and operating expenses.

Accrued interest includes EUR 4,932 thousand accrued interest due to related parties as of December 31, 2009 related to the related party subordinated loan from Mid Europa to Holdco I. B.V. (see note 19).

25. Operating Leases

The Group leases various telecommunication network equipment and rights and other equipment under non-cancellable operating lease agreements.

Non-cancellable future operating lease rental payments are as follows:

	At 31 December 2009	At 31 December 2008	At 1 January 2008
	(in thousands of EUR)

1 year or less	7,288	10,354	4,991
2-3 years	10,628	16,289	6,267
4-5 years	8,652	8,896	2,775
After 5 years	24,193	25,146	5,085

Total Non-cancellable Future Lease Payments	50,761	60,685	19,118

Page F-64 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

26. Finance Leases

As of December 31, 2009, December 31, 2008 and January 1, 2008 the present value of the minimum finance lease payments are as follows:

	At 31 December 2009	At 31 December 2008	At 1 January 2008
	(in thousands of EUR)

1 year or less	33	5,714	203
2-3 years	109	3,589	119
4-5 years	185	—	—
After 5 years	2,903	—	—

Total Non-cancellable Finance Leases Payable	3,230	9,303	322

Less Current Portion	(33)	(5,714)	(203)

Non-Current Portion of Non-cancellable Finance Leases Payable	3,197	3,589	119

27. Commitments

27.1 Capital commitments

During the year ended December 31, 2009 and 2008 the Group entered into several purchase contracts and commitments for future capital expenditures (including the purchase of new equipment or upgrading existing equipment). Current projects to which such capital commitments relate to include investment in information systems and customer service related infrastructure, number portability compliance, data and voice transmission equipment, and access network construction. Capital commitments are expected to be realized during the course of the following year.

27.2 Performance guarantees and payment guarantees

Guarantees and claims arise during the ordinary course of business from relationships with suppliers and customers when the Group undertakes an obligation to guarantee our performance if specified triggering events occur. Nonperformance under a contract could trigger an obligation for the Group. These potential claims can arise from late or non-payment to suppliers (“payment guarantees”) and/or late or incomplete delivery of services to customers (“performance guarantees”). The Group also provides bid guarantees to new or existing customers in connection with bids on commercial projects. The Group’s potential future payments under these guarantees as of December 31, 2009, December 31, 2008 and January 1, 2008 are summarized as follows:

	At 31 December 2009	At 31 December 2008	At 1 January 2008
	(in thousands of EUR)

Payment guarantees	1,502	1,580	4,166
Performance guarantees	—	272	412
Bid guarantees	—	—	22

Total Payment and Performance Guarantees	1,502	1,852	4,600

Page F-65 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

28. Contingencies

The Group is involved in legal proceedings in the normal course of business. Based on legal advice, management made appropriate provisions in its December 31, 2009, December 31, 2008 and January 1, 2008 consolidated balance sheet for the potential future cash outflows relating to certain ongoing legal matters.

The Group accounts for termination services provided by mobile operators at regulated interconnection rates. The mobile service providers have ongoing legal cases against the regulator with respect to such termination fees. Management of the Group believes that the outcome of such disputes will not have a significant impact on the consolidated financial statements of the Group, and accordingly no provision has been recorded in the consolidated financial statements for the possible return of amounts arising from reduced regulated interconnection rates.

29. Taxation

The income tax (expense) / benefit for the years ended December 31, 2009 and 2008 comprises:

	For the year ended 31 December
	2009	2008
	(in thousands of EUR)

Current tax	(324)	2,039
Local tax	(3,646)	(8,213)
Deferred tax	14,489	2,428

Income Tax (Expense) / Benefit	10,519	(3,746)

Matel, Matel Holdings, HTCC Holdco I. B.V. and HTCC Holdco II. B.V. are resident for tax purposes in the Netherlands and are subject to Dutch corporate income tax on its net worldwide income. For the year ended December 31, 2009 and 2008 the corporate income tax rate for Matel was 25.5% in both years. Since Matel’s subsidiaries are subject to the participation exemption in Article 13 of the Dutch Corporate Income Tax Act, dividends received from the subsidiaries will not be subject to Dutch corporate income tax upon meeting the relevant criteria. Matel is required to remit 8.3% withholding tax on dividends paid to its shareholders.

Invitel Holdings, Invitel International Hungary Holdings Kft, Invitel Zrt, Invitel International Kft and ITC are tax residents in Hungary and were taxed at a flat corporate income tax rate of 16% for the years 2009 and 2008. As of September 1, 2006, a new tax type the Solidarity Tax was introduced in Hungary in addition to the 16% corporate income tax. The rate of Solidarity Tax was 4%. The basis of Solidarity Tax is the unconsolidated adjusted pre-tax profit. Tax losses carried forward cannot be offset against the basis of the Solidarity Tax. As of January 1, 2010, the corporate income tax rate increased to 19% and at same time the 4% Solidarity Tax was abolished.

Page F-66 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

Euroweb Romania is a tax resident in Romania. The Romanian corporate income tax rate is 16% in both 2009 and 2008. Invitel International AG is a tax resident in Austria. The Austrian corporate income tax rate is 25% both in 2009 and 2008. Invitel International Turkey is tax resident in Turkey. The Turkish corporate income tax rate is 20% both in 2009 and 2008.

HTCC was a tax resident in the US. The applicable tax rate was 35%.

Deferred tax assets and liabilities are determined by the legal entities. Deferred tax is calculated at the respective statutory tax rates where the entities of the Group are tax resident.

For the Netherlands income tax purposes the Group has unused net operating loss carry forwards as of December 31, 2009 of approximately EUR 130,514 thousand, out of which EUR 22,243 thousand expires in 2016, EUR 36,678 thousand expires in 2017 and EUR 71,593 thousand expires in 2018. No deferred tax asset has been recorded for such unused tax losses as the realization of those is not probable.

For Hungarian corporate income tax purposes, the Group has unused net operating loss carry forwards as of approximately EUR 68,538 thousand as of December 31, 2009. These tax losses are not subject to any statutory expiry limitations.

The Group also has unused net operating loss carry forwards as of December 31, 2009 for Austria, Czech, Serbia, Slovenia, Bulgaria, Italy and Slovakia. Austrian net operating tax loss carryforwards are not subject to statutory limitations. The other net operating tax loss carryforwards in other jurisdictions expire various dates through 2014. No deferred tax assets have been created for these tax losses as future realizability is not probable.

The Group has not provided any deferred taxes for undistributed earnings of subsidiaries. The distribution of such income would not result in any incremental tax liability due to the fact that dividend income from countries of the Group is tax exempt in Hungary as well as the existence of valuation allowances against losses in certain jurisdictions. Such undistributed earnings of subsidiaries amounted to EUR 45,379 thousand and EUR 47,840 thousand as of December 31, 2009 and 2008, respectively.

Deferred tax assets are attributable to the following items:

	Assets			Liabilities
	31 December 2009	31 December 2008	1 January 2008	31 December 2009	31 December 2008	1 January 2008
	(in thousands of EUR)			(in thousands of EUR)

Tax loss carried forward	12,787	5,315	6,967	—	—	—
Derivative financial instruments	2,682	1,388	4,771	2,364	2,658	594
Interest bearing borrowings	147	96	122	2,791	2,477	2,535
Trade and other receivables	1,315	1,426	1,911	3	—	—
Provisions	442	1,611	349	—	—	213
Trade and other payables	1,156	—	—	—	209	—
Accrued expenses and deferred income	—	—	(185)	—	—	—
Deferred foreign exchange loss	—	513	607		—	—
Finance leases	614	—	—	—	—	—
Property, plant and equipment	4,967	5,501	6,196	984	907	1,524
Intangible assets	—	5,547	1,569	256	4,087	5,041

	24,110	21,397	22,307	6,398	10,338	9,907

Net Deferred Tax Assets	17,712	11,059	12,400

Page F-67 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

Deferred tax liabilities are attributable to the following items:

	Assets			Liabilities
	31 December 2009	31 December 2008	1 January 2008	31 December 2009	31 December 2008	1 January 2008
	(in thousands of EUR)			(in thousands of EUR)

Tax loss carried forward	—	248	—	—	—	—
Provisions	—	111	—	—	3	—
Property, plant and equipment	—	3	—	9,469	15,761	17,535
Intangible assets	—	—	—	5,814	8,104	8,529

	—	362	—	15,283	23,868	26,064

Net Deferred Tax Liabilities				15,283	23,506	26,064

Reconciliation of effective tax rate is as follows:

	For the year ended 31 December
	2009	2008
	(in thousands of EUR)

Net profit / (loss) before tax	(124,857)	(49,119)

Income tax using the parent company corporate tax rate	19,978	17,192
Solidarity tax paid	(109)	277
Tax loss for which no deferred tax asset was recognized	(18,463)	(6,633)
Effect of tax rates in foreign jurisdictions	8,744	(7,290)
Tax on non-taxable income and non-deductible expenses	162	(443)
Effect of change in tax rate	3,040	—
Local business and other taxes paid, net of tax benefit	(3,028)	(7,072)
Under /(over) provided in prior years	195	223

Income Tax (Expense) / Benefit	10,519	(3,746)

Municipality tax legal case

Three Hungarian municipalities initiated court proceedings against the Group in the Metropolitan Court of Budapest seeking payment in connection with an ambiguous provision in some of the concession contracts regarding the payment of local municipality taxes. On May 15, 2008 the Metropolitan Court ruled on behalf of the Group and denied the claims of the municipalities. On October 30, 2008 the Metropolitan Court of Appeal overturned, in part, the lower court’s ruling and awarded the municipalities HUF 2.1 billion (approximately EUR 7.8 million) including interest.

The Group applied to the Hungarian Supreme Court for a special review and a suspension of the judgment. During the fourth quarter of 2008, the Group subsequently entered into settlement negotiations and reached a final settlement in which we agreed to pay a total of HUF 1,951 million (approximately EUR 7.2 million) to the three municipalities, which payments are made according to a pre-determined time schedule, with the final payment due in June 2010. Interest and penalties have been classified as financial expenses for the year ended December 31, 2008.

The other municipalities that made claims to the Group, did not initiate formal legal proceedings and, therefore, lost their ability to initiate such legal proceedings.

The balance of the provision related to this legal case was HUF 421 million (approximately EUR 1.6 million) as of December 31, 2009.

Page F-68 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

30. Related Party Transactions

Related parties as of December 31, 2009 include the Group’s subsidiaries, as well as MEP, Invitel Holdings A/S, Invitel Hungary Holdings Kft, Matel Holdings, Holdco I. B.V., Holdco II. B.V., and key management personnel of the Group.

Related parties as of December 31, 2008 include the Group’s subsidiaries, as well as HTCC, Matel Holdings, HoldCo I. B.V., HoldCo II. B.V., TDC and its subsidiaries, and key management personnel of the Group.

TDC, after the acquisition of Matel Holdings by HTCC, provided telecommunications related services to the Group and charged EUR 37 thousand and EUR 478 thousand for such services for the period ended December 31, 2009 and 2008, respectively. The Group charged EUR 13 thousand and EUR 458 thousand to TDC for such services for the period ended December 31, 2009 and 2008, respectively, as well as management fee in the amount of EUR 35 thousand for for the year ended December 31, 2009. Matel had a net receivable of EUR 157 thousand from TDC as of December 31, 2008.

The Group has incurred interest expense on the related party subordinated loan payable to Mid Europa in the amount of EUR 4,932 thousand for the year ended December 31, 2009. The outstanding balance of the related party subordinated loan was EUR 288,531 thousand as of December 31, 2009.

Salaries and other short-term employee benefits paid to key management personnel amounted to EUR 1,991 thousand and EUR 2,620 thousand for the years ended December 31, 2009 and 2008, respectively. Share-based compensation granted to key management personnel amounted to EUR 111 thousand and zero for the years ended December 31, 2009 and 2008, respectively. There have been no termination benefits, post-employment benefits or other long-term benefits paid to key management personnel during the years ended December 31, 2009 and 2008. There have been no loans or guarantees provided to key management personnel during the years ended December 31, 2009 and 2008.

Page F-69 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

31. Segment Reporting

The following table presents a summary of the Group’s operating segment financial information for the years ended December 31, 2009 and 2008. The International Business has been excluded from the information below as the amounts have been included in discontinued operations (see note 4).

	For the year ended 31 December
	2009	2008
	(in thousands of EUR)
Revenue
Mass Market Voice	77,045	107,626
Mass Market Internet	32,868	37,574
Business	79,003	94,862
Domestic Wholesale	21,074	25,875

Total Revenue	209,990	265,937

Segment Cost of Sales
Mass Market Voice	(12,870)	(22,266)
Mass Market Internet	(6,229)	(6,527)
Business	(18,116)	(22,033)
Domestic Wholesale	(1,413)	(7,717)

Total Segment Cost of Sales	(38,628)	(58,543)

Network operating expenses	(19,620)	(19,923)
Direct personnel expenses	(10,904)	(12,415)

Total Cost of Sales, Exclusive of Depreciation	(69,152)	(90,881)

Segment Gross Margin
Mass Market Voice	64,175	85,360
Mass Market Internet	26,639	31,047
Business	60,887	72,829
Domestic Wholesale	19,661	18,158

Total Segment Gross Margin	171,362	207,394

Network operating expenses	(19,620)	(19,923)
Direct personnel expenses	(10,904)	(12,415)
Depreciation, amortization and impairment	(100,085)	(76,094)
Operating expenses	(40,217)	(54,336)
Cost of restructuring	(2,578)	(8,204)

Total Income from Operations	(2,042)	36,422

Page F-70 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

The chief operating decision maker considers the Group from a revenue service perspective and assesses the performance based on segment gross margin. This measurement primarily focuses on the variable costs associated with this business. Other fixed and non-cash charges are excluded from this measure. Segment liabilities are not regularly reviewed by the chief operating decision maker.

The following table presents a summary of total assets of the Group by operating segment as of December 31, 2009 and 2008:

	At 31 December
	2009	2008
	(in thousands of EUR)
Assets
Mass Market Voice	61,341	102,573
Mass Market Internet	84,289	116,331
Business	266,780	299,012
Wholesale	96,838	312,437

Total segment assets	509,248	830,353
Unallocated assets	80,891	45,325

Total Assets	590,139	875,678

Assets held-for-sale	241,932	—

Total Assets	832,071	875,678

32. Transition from US GAAP to IFRS

These are the Group’s first financial statements prepared in accordance with IFRS. The transition date from US GAAP to IFRS was January 1, 2008. The Group prepared an opening balance sheet in accordance with IFRS 1 for the transition date.

An explanation of how the transition from US GAAP to IFRS affected the Group’s financial position and financial performance is set out in the following tables and the notes accompanying the tables. The adjustments presented in the following tables relate to (i) the effect of the transition to reporting under IFRS, as issued by the International Accounting Standards Board; and (ii) the impact of the exemptions the Group elected to apply upon the transition to IFRS.

In connection with the reorganization of Invitel Holdings and HTCC completed on February 26, 2009 the presentation currency of the Group was changed from US dollars to euro. The presentation currency was changed because the Group now is incorporated in Europe and most of the debt of the Group is in euro. Due to the change in presentation currency, prior year comparative figures were recast. The exchange rate used for the recast of the balance sheet as of December 31, 2008 and January 1, 2008 were 264.78 HUF/EUR and 253.35 HUF/EUR, respectively. The exchange rate used for the recast of the income statement and the statement of comprehensive income (loss) for the year ended December 31, 2008 was 251.25 HUF/EUR.

Page F-71 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

Transition from US GAAP to IFRS

The adjustments of the transition from US GAAP to IFRS are presented as follows:

1.)	Adjustments to the consolidated balance sheet as of January 1, 2008

2.)	Adjustments to the consolidated balance sheet as of December 31, 2008

3.)	Adjustments to the consolidated income statement for the year ended December 31, 2008

4.)	Adjustments to consolidated equity as of January 1, 2008 and December 31, 2008

5.)	Explanations of adjustments and description of exemptions adopted by the Group under IFRS 1 during the course of transition to IFRS

Adjustments to the consolidated balance sheet as of January 1, 2008

		At 1 January, 2008	At 1 January, 2008
	Notes	Reported under US GAAP	Reported under US GAAP	Effect of transition to IFRS	Reported under IFRS
		(in thousands of USD)		(in thousands of EUR)

Non-Current Assets
Intangible Assets and Goodwill		282,482	192,455	—	192,455
Property, Plant and Equipment		691,485	471,116	—	471,116
Other Non-Current Assets	D	15,313	10,432	(10,102)	330
Non-Current Derivative Financial Instruments	B	2,076	1,417	(1,417)	—
Deferred Tax Assets	C	—	—	12,400	12,400

		991,356	675,420	881	676,301

Current Assets
Cash and Cash Equivalents		20,897	14,237	—	14,237
Trade and Other Receivables		85,684	58,377	—	58,377
Derivative Financial Instruments	B	977	666	(548)	118
Other Current Assets	D	11,277	7,683	(2,616)	5,067

		118,835	80,963	(3,164)	77,799

Total Assets		1,110,191	756,383	(2,283)	754,100

Equity and Capital and Reserves Attributable to Equity Holders of the Company
Share Capital		15	10	—	10
Capital Reserve		193,013	131,502	—	131,502
Cumulative Translation Reserve		16,365	11,150	877	12,027
Accumulated Losses	J	(188,298)	(128,289)	(795)	(129,084)

		21,095	14,373	82	14,455

Minority Interest		8	5	—	5

Total Equity		21,103	14,378	82	14,460

Redeemable Equity Securities	E	15,049	10,253	(10,253)	—

Liabilities

Non-Current Liabilities
Borrowings	D	812,865	553,813	(10,102)	543,711
Other Non-Current Liabilities	E,H	25,696	17,490	10,792	28,282
Non-Current Derivative Financial Instruments	B	17,381	11,841	(2,003)	9,838
Deferred Tax Liabilities	C	19,642	13,383	12,681	26,064

		875,584	596,527	11,368	607,895

Current Liabilities
Current Portion of Borrowings	D	37,114	25,286	(2,139)	23,147
Trade and Other Payables	H	65,339	44,496	540	45,036
Derivative Financial Instruments	B	22,138	15,083	(377)	14,706
Accrued Expenses and Deferred Income	G,H	69,446	47,350	(1,504)	45,846
Provisions for other liabilities and charges		4,418	3,010	—	3,010

		198,455	135,225	(3,480)	131,745

Total Liabilities		1,074,039	731,752	7,888	739,640

Total Equity and Liabilities		1,110,191	756,383	(2,283)	754,100

Page F-72 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

Adjustments to the consolidated balance sheet as of December 31, 2008

		At 31 December, 2008	At 31 December, 2008
	Notes	Reported under US GAAP	Reported under US GAAP	Effect of transition to IFRS	Reported under IFRS
		(in thousands of USD)		(in thousands of EUR)

Non-Current Assets
Intangible Assets and Goodwill	A	312,925	222,683	(1,415)	221,268
Property, Plant and Equipment	A	769,295	547,725	(3,044)	544,681
Other Non-Current Financial Assets	D	20,908	14,855	(13,753)	1,102
Non-Current Derivative Financial Instruments	B	6,610	4,691	(1,580)	3,111
Deferred Tax Assets	C	479	339	10,720	11,059

		1,110,217	790,293	(9,072)	781,221

Current Assets
Cash and Cash Equivalents		40,297	28,598	—	28,598
Trade and Other Receivables		79,529	56,441	—	56,441
Derivative Financial Instruments	B	3,346	2,375	2,177	4,552
Other Current Assets	D	9,911	7,227	(2,361)	4,866
Deferred Tax Assets		7,998	5,677	(5,677)	—

		141,081	100,318	(5,861)	94,457

Total Assets		1,251,298	890,611	(14,933)	875,678

Equity and Capital and Reserves Attributable to Equity Holders of the Company
Share Capital		15	11	—	11
Capital Reserve		193,013	136,976	—	136,976
Cumulative Translation Reserve		7,880	4,388	—	4,388
Accumulated Losses	J	(257,534)	(181,046)	966	(180,080)

		(56,626)	(39,671)	966	(38,705)

Minority Interest		—	11	—	11

Total Equity		(56,626)	(39,660)	966	(38,694)

Redeemable Equity Securities	E	15,049	11,057	(11,057)	—

Liabilities

Non-Current Liabilities
Borrowings	D,F	937,490	665,321	(18,174)	647,147
Other Non-Current Liabilities	E,H	51,405	38,197	5,224	43,421
Non-Current Derivative Financial Instruments	B	4,139	2,938	(735)	2,203
Deferred Tax Liabilities	C	32,308	22,932	574	23,506

		1,025,342	729,388	(13,111)	716,277

Current Liabilities
Current Portion of Borrowings	D,F	54,379	38,592	7,037	45,629
Trade and Other Payables		96,575	68,536	—	68,536
Derivative Financial Instruments	B	14,231	10,100	2,246	12,346
Accrued Expenses, Deferred Income and Provisions	G	89,708	63,824	(1,514)	62,310
Provisions for other liabilities and charges	H	12,640	8,774	500	9,274

		267,533	189,826	8,269	198,095

Total Liabilities		1,292,875	919,214	(4,842)	914,372

Total Equity and Liabilities		1,251,298	890,611	(14,933)	875,678

Page F-73 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

Adjustments to the consolidated income statement for the year ended December 31, 2008

		For the year ended 31 December, 2008
	Notes	Reported under US GAAP	Reported under US GAAP	Discontinued operations	Adjusted US GAAP	Effect of transition to IFRS	Reported under IFRS
		(in thousands of USD)			(in thousands of EUR)
Revenue		554,973	379,466	(113,529)	265,937	—	265,937
Cost of Sales, Exclusive of Depreciation shown below		(228,430)	(156,191)	65,310	(90,881)	—	(90,881)
Depreciation, Amortization and Impairment		(128,840)	(88,093)	11,999	(76,094)	—	(76,094)
Operating Expenses	H	(110,940)	(75,857)	17,083	(58,774)	4,438	(54,336)
Cost of Restructuring	H	(5,695)	(3,893)	127	(3,766)	(4,438)	(8,204)

Income / (Loss) from Operations		81,068	55,432	(19,010)	36,422	(0)	36,422
Financial Income	B,E	5,746	3,928	(439)	3,489	20,445	23,934
Financial Expenses	B,I	(137,393)	(93,944)	5,039	(88,905)	(20,570)	(109,475)

Income / (Loss) Before Tax		(50,579)	(34,584)	(14,410)	(48,994)	(125)	(49,119)
Income Tax (Expense) / Benefit	I	(18,544)	(12,679)	4,409	(8,270)	4,524	(3,746)

Income / (Loss) from Continuing Operations		(69,123)	(47,263)	(10,001)	(57,264)	4,399	(52,865)
Income / (Loss) from Discontinued Operations	A	—	—	10,001	10,001	(4,385)	5,616

Income / (Loss) for the Year		(69,123)	(47,263)	—	(47,263)	14	(47,249)
Attributable to:
Equity Holders of the Parent		(69,131)	(47,268)	—	(47,268)	13	(47,255)
Minority Interest		8	5	—	5	1	6

		(69,123)	(47,263)	—	(47,263)	14	(47,249)

Adjustments to consolidated equity as of January 1, 2008 and December 31, 2008

	Notes	At 31 December, 2008	At 1 January, 2008
		(in thousands of EUR)
Total stockholders’ equity (deficit) reported under US GAAP		(39,660)	14,378

Fair value of puttable shares	E	5,329	(1,057)
Memorex restructuring expenses	A	(4,385)	—
Embedded derivatives	B	(732)	349
Other	G	754	790

Total equity reported under IFRS		(38,694)	14,460

Explanations of adjustments and description of exemptions adopted by the Group under IFRS 1 during the course of transition to IFRS

The Group has elected to apply the business combinations optional exemption from full retrospective application under IFRS 1. Accordingly, the Group has not restated business combinations that took place prior to the January 1, 2008 transition date. The remaining optional exemptions are not applicable or were not elected by the Group.

The Group has applied the mandatory exemptions from retrospective application under IFRS 1 if relevant.

Page F-74 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

The following explains material adjustments to the balance sheet and income statement:

A) Business Combinations: The acquisition of Memorex was completed after the transition date. Under US GAAP, the Group recorded certain restructuring provisions as part of the cost of the Memorex acquisition. Under IFRS 3, such restructuring provisions were recorded as period expenses.

B) Derivative Financial Instruments: US GAAP requires the bifurcation of a foreign currency embedded derivative from a non-financial host unless the payment is denominated in the functional currency of a substantial party to the contract. Under IFRS bifurcation is not required if payments are denominated in any currency that is commonly used to purchase or sell such items in the economic environment in which the transaction takes place. Due to this difference, all of the embedded derivatives of the Group recognized under US GAAP were reversed during the IFRS transition. Also, although master netting agreements exist, management has no intent to settle the assets or liabilities on a net basis. As such, derivative assets and liabilities have been reclassified gross under IFRS.

C) Deferred Taxes: Under US GAAP deferred tax assets and liabilities were classified as current and non-current according to the classification of the assets and liabilities for which they were related. In accordance with IFRS, deferred taxes are classified as non-current assets or liabilities even if it is anticipated that they will be realized in the short term. This had an impact on netting deferred tax assets and liabilities within the same tax jurisdictions. Also, deferred tax adjustments reflect the tax impact of the necessary adjustments of the transition from US GAAP to IFRS.

D) Deferred Borrowing Costs: Under US GAAP deferred borrowing costs are presented as current and non-current assets in the balance sheet. Under IFRS, deferred borrowing costs are presented as a reduction of current and non-current borrowings in the balance sheet.

E) Puttable Shares: In connection with the Invitel Acquisition by HTCC in 2007, HTCC issued shares fully vested on the acquisition date to certain members of the Group’s management team in payment for some of their shares in Matel, which was succeeded to Invitel Holdings. The members of the management team were also given the right, under certain circumstances, to require the Company to purchase all or part of those shares (i.e., a “put” right) at a specified price. These shares were classified as mezzanine under US GAAP with no changes in the value of the shares. Under IFRS, these shares were determined to have features of a liability and are revalued to fair value with the corresponding change in fair value recorded as financial income or expense.

F) Classification of Borrowings: In accordance with US GAAP, borrowings are classified as non-current if refinanced prior to the issuance of the financial statements. Such borrowings are classified in accordance with original maturity under IFRS.

G) Other: Various other immaterial adjustments.

H) Reclassifications: Amounts have been reclassified to conform to current year presentation.

I) Classification of penalty interest: In 2008 three Hungarian municipalities initiated court proceedings against the Group relating to unpaid local taxes, the outcome of which was that the municipalities were awarded an amount of approximately EUR 7.8 million including interest and penalties. Such interest and penalties in the amount of EUR 4,320 thousand have been classified as financial expenses under IFRS whereas those were recorded as part of income taxes under US GAAP.

Page F-75 of F-76

Invitel Holdings A/S

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009 and 2008—(Continued)

J) Accumulated Deficit: All the above adjustments were recorded against opening retained earnings as of January 1, 2008 or reflect the income and retained earnings impact for the year ended December 31, 2008.

K) Principal Impact of the IFRS Transition on the Statement of Cash Flows: Settlement of derivative financial instruments has been included as financing activities under IFRS rather than investing activities under US GAAP. All these financial instruments are more closely related with the Group’s financing activities.

The US GAAP to IFRS reconciliation for other comprehensive income has not been provided as the only item in other comprehensive income except for the net result is the change in cumulative translation adjustment which cannot be readily determined due to the change in presentation currency in 2008 (from USD to EUR) and due to the impacts of applying IFRS 5 retrospectively to the International Business.

33. Subsequent Events

Mid Europa announced, on December 7, 2009, the commencement of a tender offer (the “Tender Offer”) to purchase any and all outstanding shares and any and all outstanding American Depositary Shares (“ADS”) of Invitel Holdings at a price of USD 4.50 per share. As a result of the Tender Offer, which closed on January 22, 2010, Mid Europa holds approximately 91.78% of the shares of Invitel Holdings (including shares represented by ADS).

Following the completion of the Tender Offer, Mid Europa initiated steps to acquire the remaining shares of Invitel Holdings not owned by it (1,375,351 or 8.22% of the shares) in a compulsory acquisition procedure under the Danish Companies Act at the same per share cash price offered and paid in the Tender Offer (USD 4.50 per share). The procedure was commenced on February 22, 2010, by Mid Europa requesting the remaining minority shareholders of Invitel Holdings to transfer their shares and upon its expiry (expected on July 5, 2010), Mid Europa will become the sole shareholder of Invitel Holdings.

On January 20, 2010 the Group repurchased 2007 Notes in the aggregate principal amount of EUR 25.0 million at purchase price equal to 102% of the principal amount thereof plus accrued interest up to but excluding the date of settlement. After this transaction, the aggregate principal amount outstanding of the 2007 Notes is EUR 100.7 million.

In January and February of 2010, the Group undertook an unwinding of its derivative financial instruments relating to various facilities and notes which have been previously redeemed or repurchased as well as a restructuring of existing forwards in order to match current debt service. A loss of EUR 1.7 million was realized on these transactions.

On May 18, 2010 Invitel Holdings signed a Sale and Purchase Agreement with Türk Telekomünikasyon A.Ş. (“Türk Telekom”) regarding the acquisition by Türk Telekom of Invitel Holdings’ International Business, comprising the entire issued share capital of Invitel International AG (including its subsidiaries), AT-INVITEL GmbH, Invitel International Kft and Euroweb Romania, for an enterprise value of EUR 221 million. The total cash consideration for the transaction is approximately EUR 197 million, subject to customary closing adjustments. Completion of the transaction is subject to certain closing conditions, including regulatory approvals.

Subsequent events were evaluated through the date of issuance of these financial statements.

Page F-76 of F-76